As submitted confidentially to the Securities and Exchange Commission on June 25, 2021

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Claros Mortgage Trust, Inc.

(Exact name of registrant as specified in its governing instruments)

c/o Mack Real Estate Credit Strategies, L.P.

60 Columbus Circle, 20th Floor

New York, NY 10023

(212) 484-0050

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

J.D. Siegel, Esq.

c/o Mack Real Estate Credit Strategies, L.P.

60 Columbus Circle, 20th Floor

New York, NY 10023

(212) 484-0050

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

William J. Cernius, Esq. Brent T. Epstein, Esq.	Edward F. Petrosky, Esq. James O’Connor, Esq.
Latham & Watkins LLP	Sidley Austin LLP
650 Town Center Drive, 20th Floor	787 Seventh Avenue
Costa Mesa, CA 92626	New York, NY 10019
Tel (714) 755-8172	Tel (212) 839-5300
Fax (714) 755-8290	Fax (212) 839-5599

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)
Common Stock, $0.01 par value per share	$	$

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of common stock that may be purchased by the underwriters upon the exercise of their option to purchase additional shares of our common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 25, 2021

PRELIMINARY PROSPECTUS

            Shares

Claros Mortgage Trust, Inc.

Common Stock

Claros Mortgage Trust, Inc., a Maryland corporation, is focused primarily on originating senior and subordinate loans on transitional commercial real estate assets located in major U.S. markets. We are externally managed and advised by Claros REIT Management LP, or our Manager, under the terms of a management agreement.

This is our initial public offering and no public market currently exists for our common stock. We are offering all of the                  shares of our common stock as described in this prospectus. We currently anticipate the initial public offering price of our common stock will be between $         and $         per share. We intend to apply to list our common stock on the New York Stock Exchange, or the NYSE, under the symbol “CMTG.”

We have elected and believe we have qualified to be taxed as a real estate investment trust, or a REIT, for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2015. To assist us in qualifying as a REIT, our charter prohibits, with certain exceptions, the beneficial or constructive ownership by any person of more than 9.6% in value of the aggregate of the outstanding shares of our capital stock or more than 9.6% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of our common stock. In addition, our charter contains various other restrictions on the ownership and transfer of our common stock and capital stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. You should read the section entitled “Risk Factors” beginning on page 47 of this prospectus for a discussion of certain risk factors that you should consider before making a decision to invest in our common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters a 30-day option to purchase up to an additional                  shares of common stock from us at the initial public offering price less the underwriting discount.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2021.

Morgan Stanley	J.P. Morgan

The date of this prospectus is                     , 2021.

i

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of its date or on the date or dates which are specified herein. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

MARKET AND OTHER INDUSTRY DATA

This prospectus includes market and other industry data and estimates, as well as estimates that are based on our Manager’s knowledge and experience in the markets in which we operate. The sources of these third-party data and estimates generally state that the information they provide has been obtained from sources they believe to be reliable, but we have not investigated or verified the accuracy and completeness of this information. Our own estimates are based on information obtained from our Manager’s experience in the markets in which we operate and from other contacts in these markets. We are responsible for all of the disclosure in this prospectus, and we believe our estimates to be accurate as of the date of this prospectus or any other date stated in this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data or estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market and other industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable.

ii

SUMMARY

This summary highlights some of the information in this prospectus. It does not contain all of the information that you should consider before making a decision to invest in our common stock. You should read carefully the more detailed information set forth under “Risk Factors” and the other information included in this prospectus. Except where the context suggests otherwise, the terms the “Company,” “we,” “us,” “our” and “CMTG” refer to Claros Mortgage Trust, Inc., a Maryland corporation, individually and together with its subsidiaries as the context may require; our “Manager” refers to Claros REIT Management LP, a Delaware limited partnership, our external manager and an affiliate of MRECS; and “MRECS” refers to Mack Real Estate Credit Strategies, L.P., the CRE lending and debt investment business affiliated with Mack Real Estate Group, LLC, which we refer to as the “Mack Real Estate Group” or “MREG.” Although MRECS and MREG are distinct legal entities, for convenience, references to our “Sponsor” in this prospectus are deemed to include reference to MRECS and MREG, individually or collectively, as appropriate for the context and unless otherwise indicated. References to “CRE” throughout this prospectus mean commercial real estate.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus (i) assumes no exercise of the underwriters’ option to purchase additional shares of our common stock, (ii) reflects a     -for-1 reverse stock split of our common stock, which we intend to effect prior to the consummation of this offering, and (iii) does not reflect                 shares of common stock underlying unvested restricted stock units, or RSUs, that are expected to vest in full as of the date of this prospectus and an additional                 shares of our common stock reserved for future grant or issuance under our 2016 Incentive Award Plan, or the 2016 Plan. In addition, unless otherwise indicated or required by context, all references in this prospectus to our “stockholders’ equity” and “common stock” include 14,613,968 shares of our common stock outstanding as of the date of this prospectus that we are currently required to classify as “redeemable common stock” on our balance sheet in accordance with generally accepted accounting principles, or GAAP, because the shares are subject to a stockholder’s contractual redemption right. The stockholder’s contractual redemption right will terminate upon completion of this offering, at which point the shares previously subject to that right will be reclassified as common stock on our balance sheet in accordance with GAAP.

Our Company

We are a CRE finance company focused primarily on originating senior and subordinate loans on transitional CRE assets located in major U.S. markets. Transitional CRE assets are properties that require repositioning, renovation, rehabilitation, leasing, development or redevelopment or other value-added elements in order to maximize value. We believe our Sponsor’s real estate development, ownership and operations experience and infrastructure differentiates us in lending on these transitional CRE assets. Our objective is to be a premier provider of debt capital for transitional CRE assets and, in doing so, to generate attractive risk-adjusted returns for our stockholders over time, primarily through dividends. We strive to create a diversified investment portfolio of CRE loans that we generally intend to hold to maturity.

Upon completion of this offering, we expect to be one of the largest public commercial mortgage real estate investment trusts in the U.S., based on total stockholders’ equity. From our inception in August 2015 through March 31, 2021, we have raised approximately $2.6 billion of equity capital and originated, co-originated or acquired 84 investments consisting of 128 loans on transitional CRE assets with aggregate loan commitments of approximately $11.4 billion. We have raised and invested significant institutional capital from major state and corporate pension funds, global insurance companies and leading investment managers, among others. We believe that these investors have been attracted to us by the experience of our team and our track record of disciplined underwriting and rigorous asset management. From our inception through March 31, 2021, 24 of the investments that we originated, representing aggregate loan commitments of $2.4 billion, have been repaid in full or sold, with no credit losses incurred and a realized gross internal rate of return of 13.5%. As of March 31, 2021, our loan portfolio was comprised of 59 loan investments consisting of 97 loans, representing aggregate loan commitments of $8.1 billion, remaining loan commitments (representing aggregate loan commitments less repayments received in respect thereof) of $7.8 billion and unpaid principal balance of $6.5 billion, and our stockholders’ equity was $2.5 billion, representing a book value of $9.41 per share of our common stock (inclusive of 1,169,538 shares of common stock underlying RSUs that were vested in full but not yet settled as of March 31, 2021).

Leveraging our Sponsor’s broad real estate investment, development and management experience, our investment approach employs an ownership mindset. For each investment, we perform a thorough analysis of the underlying asset, the borrower and the borrower’s business plan and evaluate alternative uses of collateral in order to distinguish “execution risk” (i.e., the risk that a borrower will fail to execute its intended business plan) from “basis risk” (i.e., the risk of a material diminution in collateral value, as a result of the borrower over leveraging the collateral for the loan or otherwise). Although our objective is to originate loans for which the borrower will perform as expected and pay as agreed, we believe that in a downside scenario we have the ability to evaluate and mitigate much of the execution risk by utilizing our Sponsor’s broad experience and capabilities in developing, owning and managing real estate equity investments. We believe that this experience of our Sponsor enables our Manager to underwrite, originate and manage loans on transitional CRE assets, with an appropriate level of execution risk and, in its judgment, relatively limited basis risk. We offer bespoke and flexible lending solutions to our borrowers that are designed to both align with their business plans and enable us to protect our capital even in a downside scenario.

We focus primarily on originating loans ranging from $50 million to $300 million on transitional CRE assets located in major U.S. markets with attractive fundamental characteristics supported by macroeconomic tailwinds. As of March 31, 2021, our average loan investment commitment was $137.7 million. The below table summarizes our loan portfolio as of March 31, 2021 (dollars in thousands):

						Weighted Average(4)
	Number of Investments(1)	Number of Loans(1)	Aggregate Loan Commitment(2)	Remaining Loan Commitment(3)	Unpaid Principal Balance	All-In Yield(5)	Term to Initial Maturity(6)	Term to Fully Extended Maturity(6)	LTV(7)	% Floating Rate
Senior loans(8)	50	85	$7,242,668	$7,092,851	$5,840,428	6.3%	1.3	2.8	66.5%	98.5%
Subordinate loans	9	12	882,962	723,631	668,623	11.1%	0.7	2.5	59.6%	97.0%

Total / Weighted Average	59	97	$8,125,630	$7,816,482	$6,509,051	6.8%	1.2	2.8	65.8%	98.3%

(1)

Certain investments include multiple loans for which we made commitments to the same borrower or affiliated borrowers on the same date. The loan portfolio table excludes our one real estate owned investment.

(2)	Aggregate loan commitment represents initial loan commitments, as adjusted by reductions, less transfers which qualified for sale accounting under GAAP.
(3)	Remaining loan commitment represents an aggregate loan commitment less repayments received in respect thereof.
(4)	Weighted averages are based on unpaid principal balance.
(5)

All-in yield represents the weighted average annualized yield to initial maturity of each loan within our loan portfolio, inclusive of coupon, origination fees, exit fees, and extension fees received, based on the applicable floating benchmark rate (if applicable), including LIBOR floors (if applicable), as of March 31, 2021.

(6)	Term to initial and fully extended maturity are measured in years. Fully extended maturity assumes all extension options are exercised by the borrower upon satisfaction of the applicable conditions.
(7)

LTV represents “loan-to-value” or “loan-to-cost”, which is calculated as our total loan commitment from time to time, as if fully funded, plus any financings that are pari passu with or senior to our loan, divided by our estimate of either (1) the value of the underlying real estate, determined in accordance with our underwriting process (typically consistent with, if not less than, the value set forth in a third-party appraisal) or (2) the borrower’s projected, fully funded cost basis in the asset, in each case as we deem appropriate for the relevant loan and other loans with similar characteristics. Underwritten values and projected costs are not updated after origination of the loan except in the case of a partial loan paydown or release of underlying collateral, material changes to expected project costs, the receipt of a new appraisal (typically in connection with financing or refinancing activity), certain loan modifications or other facts or circumstances that warrant a change in the reported loan-to-value or loan-to-cost as we deem appropriate.
(8)

Includes contiguous subordinate loans (i.e., loans for which we also hold the mortgage loan) representing aggregate loan commitments of $788.1 million, remaining loan commitments of $783.4 million, and aggregate unpaid principal balance of $617.7 million, in each case as of March 31, 2021.

In February 2021, we foreclosed on a portfolio of seven limited service hotel properties located in New York, New York that secured a $103.9 million mezzanine loan that we originated in February 2018. Neither the prior mezzanine loan nor the portfolio of hotel properties, which we refer to as our real estate owned investment, is included in the table above. Our real estate owned investment at the time of foreclosure and as of March 31, 2021 was encumbered by a $300.0 million securitized senior mortgage, which is included as a liability on our balance sheet.

We were organized as a Maryland corporation on April 29, 2015 and commenced operations on August 25, 2015. We have elected and believe we have qualified to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2015. We are externally managed and advised by our Manager, an investment adviser registered with the U.S. Securities and Exchange Commission, or the SEC, pursuant to the Investment Advisers Act of 1940, as amended, or the Advisers Act. We operate our business in a manner that permits us to maintain our exclusion from registration under the Investment Company Act of 1940, as amended, or the 1940 Act.

Our Sponsor

Mack Real Estate Group, or MREG, was founded in 2013 by William, Richard and Stephen Mack to focus on real estate investments, with an initial emphasis on multifamily development, and has established several affiliates (including MRECS) that invest in and manage real estate debt and equity assets, loans and securities. We believe that the Mack family has developed a first-class reputation dating back to the 1960s as a real estate developer, investor and manager, including through successful prior ventures such as AREA Property Partners (formerly known as Apollo Real Estate Advisors), or AREA, among others. MRECS was founded in 2014 to focus on CRE credit investments as a core business affiliated with the broader MREG platform.

The members of our Sponsor’s senior management team have, on average, more than 25 years of real estate and finance experience. Today, our Sponsor owns, develops, invests in and manages real estate equity, debt and securities on behalf of third-party institutional and high net worth investors. Our Sponsor is headquartered in New York, New York with a team of more than 50 people dedicated to MREG and MRECS and more than 230 people in total, including those associated with affiliates that provide a variety of services to MREG and MRECS. We believe that this depth of experience and relationships helps position our Sponsor to identify, analyze and execute on attractive lending opportunities on transitional CRE assets.

MREG primarily makes and manages CRE equity investments. It was launched as an opportunistic real estate investor expecting to leverage its founders’ deep experience across multifamily, office, industrial and other asset classes as warranted by market conditions. Initially, MREG invested predominantly in multifamily rental housing in major U.S. urban markets with high barriers to entry, creating a pipeline of more than 5,000 multifamily units in various stages of development and operation (some of which have been sold) with a projected gross development cost of approximately $3.2 billion. MREG also invests in industrial properties and pursues other types of CRE equity investments that involve acquisitions of existing investments and ground up development as it deems desirable based upon prevailing market conditions from time to time. MREG has a development subsidiary with approximately 11 employees based in Los Angeles, Seattle and Phoenix and a property management subsidiary with approximately 160 employees.

MRECS was established to focus primarily on investing in and managing investments in CRE debt, CRE debt securities and highly structured CRE investments (such as preferred equity and mezzanine loans). As MREG’s credit-oriented affiliate, MRECS has assembled a multi-disciplinary team of more than 30 people, that works closely with other MREG professionals to source, underwrite, structure, execute and manage investments, led by the following professionals:

•

Richard Mack, our Chief Executive Officer and Chairman, MREG’s and MRECS’ Chief Executive Officer and a Managing Partner of MRECS, co-founded MREG in 2013 and MRECS in 2014 and serves as a member of MRECS’ Investment Committee. Prior to joining MRECS, Mr. Mack joined AREA Property Partners (formerly known as Apollo Real Estate Advisers) in 1993, the year of its formation, as one of the initial employees, where he oversaw ARCap (a subordinate commercial mortgage-backed securities, or CMBS, investor and special servicer), the Claros Real Estate Securities Fund (focused on investments in subordinate CMBS in the U.S. and Europe), the Apollo GMAC Mezzanine Fund and the Apollo Real Estate Finance Corporation, in addition to numerous equity investments;

•

Michael McGillis, our President, Chief Financial Officer and Director, MRECS’ Chief Financial Officer, and MREG’s President and Chief Operating Officer, joined MRECS in 2015 and serves as a member of MRECS’ Investment Committee. Prior to joining MRECS, Mr. McGillis was the Managing Director, Head of U.S. Funds and Chief Financial Officer at J.E. Robert Companies, where he was responsible for asset and portfolio management, capital markets, investor relations and financial management activities for a series of private equity real estate funds focused on both CRE debt and equity investments;

•

Kevin Cullinan, our Vice President, also serves as a Managing Director of MRECS and its Head of Investments. Prior to joining MRECS, he worked on the Global Real Assets team at J.P. Morgan Investment Management and at a family office in New York, New York; and

•

Priyanka Garg, our Vice President, also serves as a Managing Director of MRECS and its Head of Portfolio and Asset Management. Ms. Garg has more than 20 years of real estate investment management experience, including leadership positions at Treeview Real Estate Advisors and Westbrook Partners.

We leverage our Sponsor’s platform to originate, underwrite, structure and asset manage a portfolio of loan assets that align with our differentiated investment strategy. In particular, we believe that MREG’s experience and infrastructure in the areas of real estate ownership, development and property management strengthens our ability to lend on transitional CRE assets which involve a level of borrower execution risk that traditional lenders and other debt market participants without our expertise may be unable or unwilling to adequately underwrite.

Our Manager

Our Sponsor formed Claros REIT Management LP, or our Manager, concurrently with our inception to pursue what we believe is a compelling market opportunity to invest in our target assets. In performing its duties to us, our Manager benefits from the resources, relationships, fundamental real estate underwriting and management expertise of our Sponsor’s broad group of real estate professionals.

Our Manager is led by Richard Mack, Michael McGillis, Kevin Cullinan, Priyanka Garg and other members of our Sponsor’s senior management team. Pursuant to the terms of the management agreement between us and our Manager, or the Management Agreement, our Manager is responsible for executing our loan origination, capital markets, portfolio management, asset management and monitoring activities and managing our day-to-day operations. To perform its role in a flexible and efficient manner, our Manager leverages professionals employed by our Sponsor whose services are made available to our Manager and, in turn, to us.

Neither we nor our Manager employs personnel directly and any reference herein to our Manager’s officers or employees is a reference to the officers or employees of our Sponsor made available to our Manager. In performing its duties to us, our Manager is at all times subject to the supervision, direction and management of our board of directors, or our Board.

Our Manager has ongoing access to MRECS’ senior management team as part of a services agreement between MRECS and our Manager. In addition, by virtue of the common ownership and control between our Manager and our Sponsor, our Manager also has access to the other personnel of our Sponsor and its affiliates. We believe our Manager benefits from access to individuals with extensive experience in identifying, analyzing, acquiring, financing, hedging, managing and operating real estate investments across investment cycles, geographies, property types, investment types and strategies, including debt and equity interests, controlling and non-controlling investments, corporate and securities investments (including CMBS) and a variety of joint ventures. We believe that this experience of our Sponsor and its affiliates enables our Manager to underwrite, originate and manage loans that facilitate the successful transition of CRE assets, with an appropriate level of execution risk and, in its judgment, relatively limited basis risk.

We believe that access to our Sponsor’s broad group of real estate professionals provides our Manager with the market expertise, strategic relationships and operational experience to allow us to execute on our business plan. For more information regarding our Manager and the Management Agreement, please see “—Management Agreement” below and “Our Manager and the Management Agreement.”

Market Opportunity

We believe there is an attractive, long-term market opportunity for non-traditional providers of transitional CRE debt financing to originate or acquire loans on transitional CRE assets located in major U.S. markets at attractive risk-adjusted returns. In addition, as a result of a fundamental shift in the competitive lending landscape coming out of the global financial crisis of 2008, we believe that a supply-demand disparity for CRE debt capital exists and provides attractive opportunities for non-traditional lenders to finance transitional CRE properties. There are a number of compelling near- and long-term factors that contribute to what we believe to be an attractive market opportunity for non-traditional lenders, including:

•	High volume of near-term commercial mortgage loan maturities;

•	CRE transaction volumes and construction activity over time;

•	Significant closed-end private equity real estate fund investable equity capital;

•	Limited supply of debt capital for transitional CRE assets relative to demand for such capital; and

•	Constructive long-term CRE fundamentals.

The total outstanding unpaid principal balance on all CRE loans was approximately $4.8 trillion as of December 31, 2020, according to the U.S. Federal Reserve Bank. Although demand for CRE debt financing has generally increased over recent years, we believe the supply of debt capital for transitional CRE assets has remained constrained in large part due to restrictive underwriting standards utilized by conventional financing sources and increased regulatory pressures on traditional bank lenders since the global financial crisis of 2008, even with the recent increase in private equity real estate fund investable debt capital. We believe that one legacy of the credit boom that preceded the global financial crisis of 2008 is that many traditional lenders, primarily banks, have withdrawn or otherwise significantly retrenched from the transitional CRE lending market over the past several years, a trend we believe was exacerbated by the recent economic downturn arising from the COVID-19 pandemic. The withdrawal or other retrenchment of such lenders that historically satisfied much of the demand for transitional CRE debt financing suggests that there may not be enough providers of the type of financing in which we specialize to meet the expected demand for both the origination of new transitional CRE loans and the refinancing or recapitalization of existing transitional CRE loans. While demand for real estate debt capital generally increased throughout the economic expansion following the global financial crisis, we believe CRE lenders exhibited more discipline, and lending standards were generally more conservative than in the past.

High Volume of Near-Term Commercial Mortgage Loan Maturities

The principal sources of debt investment opportunities are the refinancing of maturing loans and the origination of loans in connection with asset acquisition and development activity. Maturing loans lead to substantial demand for debt capital, as these loans are typically either refinanced or the underlying properties are sold, with buyers often requiring their own new financing. Based on research by Trepp LLC, between 2021 and 2025, commercial mortgage loans with a total outstanding unpaid principal balance of approximately $2.3 trillion will mature, the expected refinancing of some of which we believe will provide opportunities for us to originate new loans.

Commercial Mortgage Loan Maturities (in billions)

Source: Trepp LLC, based on Flow of Funds data, 4Q 2020.

CRE Transaction Volumes and Construction Activity Over Time

CRE transaction and construction activity increased significantly following the global financial crisis of 2008, as many markets benefited from employment gains and historically low interest rates, and consequently experienced increased CRE demand and real estate values. In 2019, acquisition activity surpassed pre-crisis peaks, with annual CRE transaction volume increasing over eight times between 2009 and 2019, from $72 billion to $598 billion, according to Real Capital Analytics, Inc. 2019 was one of the highest years on record for aggregate total CRE transaction volume, and transaction volume during the first quarter of 2020 surpassed that of the first quarter of 2019. While overall 2020 transaction activity was significantly impacted by the COVID-19 pandemic, transaction volume increased in the second half of the year, with $165 billion of activity in the fourth quarter of 2020 alone. This recovery continued in the first quarter of 2021, with March and April CRE transaction volume up 40% year-over-year, and we expect it will accelerate in parallel with the broader sector recovery.

Private sector U.S. commercial construction activity, consisting of construction spending in categories such as retail, wholesale and selected services, healthcare, lodging and residential assets, has generally increased since 2011 into the first quarter of 2021, and, according to data from the U.S. Census Bureau and the U.S. Bureau of Economic Analysis, the amount of private sector U.S. commercial construction spending as a percentage of GDP increased by approximately 63% from 2011 to the end of the first quarter of 2021, representing 5.3% of GDP at March 31, 2021, slightly above the 5.2%, the annual average from 1993 through the end of the first quarter of 2021. While construction activity slowed during 2020 in connection with the economic downturn, we expect it will continue to stabilize as economic conditions continue to improve coming out of the COVID-19 pandemic.

CRE Transaction Volume (in billions)

Source: Real Capital Analytics, Inc., May 2021.

Private Sector U.S. Commercial Construction Spending as a Percentage of GDP

Source: Annual private sector commercial construction spending data from U.S. Census Bureau, May 2021. Annual GDP data from U.S. Bureau of Economic Analysis, May 2021.

Note: Reflects private sector commercial construction spending in categories such as retail, wholesale and selected services, healthcare, lodging and residential assets as categorized by the U.S. Census Bureau.

Significant Closed-End Private Equity Real Estate Fund Investable Equity Capital

According to Preqin data as of May 2021, closed-end private equity real estate funds had more than $350 billion of committed investable equity capital that has not yet been called for investment. This represents an increase of 116% from the 2007 level and a return to near pre-pandemic highs. We believe that the deployment of this equity capital may increase CRE transaction activity and, in turn, demand for CRE lending opportunities.

Investable Equity Capital—Closed-End Private Equity Real Estate Funds (in billions)

Source: Preqin, May 2021.

Limited Supply of Debt Capital for Transitional CRE Assets

We believe there is a limited supply of debt capital relative to demand for large balance loans on transitional CRE assets, even with the recent increase in private equity real estate fund investable debt capital. Historically, transitional CRE loans have been funded by U.S. commercial banks, foreign banks, life insurance companies, government sponsored entities, or GSEs, CMBS and other sources of capital, including private debt funds and commercial mortgage REITs. We believe that significant changes have occurred in the regulation of financial institutions, including the rules adopted by the Basel Committee on Banking Supervision, or Basel III, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, among others, which have caused traditional lenders (such as commercial banks) to be less active in financing transitional CRE assets, creating a lending supply-demand disparity. We believe that this disparity is especially pronounced in the lending market for moderate-to-heavy transitional assets, in which the properties being financed are not yet generating cash flow (or have limited or temporarily diminished cash flows) and require a significant outlay of capital for repositioning, renovation, rehabilitation, leasing, development or redevelopment. Changes in bank regulation resulting from the implementation of Basel III and the Dodd-Frank Act generally increased the capital requirements applicable to banks that have traditionally been a key provider of financing for transitional CRE assets. While the Economic Growth, Regulatory Relief, and Consumer Protection Act, or the EGRRCPA, signed into law on May 24, 2018, amended the approach to certain loans secured by High Volatility Commercial Real Estate, or HVCRE, to relieve some of the burdens on commercial banks, HVCRE and capital requirements still present potential issues for banks financing certain transitional CRE assets. We believe many traditional lenders are now less active in the transitional CRE lending space as they pursue lower leverage loans secured by fully-

stabilized, prime assets in major markets. Financing transitional CRE assets requires traditional lenders to increase capital reserves and subjects them to greater regulatory scrutiny and administrative burden. The requirement for traditional lenders to maintain greater capital reserves decreases the profitability of these loans to them and we believe this has caused many of those lenders to withdraw or otherwise retrench from the transitional CRE lending market. Not only has the balance of construction loans held by banks dropped 38.7% since 2007, but the balance of construction loans held by banks as a proportion of U.S. CRE debt outstanding also saw a meaningful decline from 19% in 2007 to 8% in 2020, based on total U.S. CRE debt held by banks of $3.3 trillion as of December 31, 2007 and $4.8 trillion as of December 31, 2020, according to data from the Federal Deposit Insurance Corporation, or the FDIC, and the U.S. Federal Reserve Bank.

Construction Loans Held by Banks (in billions)

Source: FDIC, December 31, 2020.

Note: Figures represent construction loans held by FDIC-insured commercial banks and savings institutions at the end of each year, except where noted otherwise.

We believe the supply-demand disparity in the transitional CRE lending market will remain significant over the foreseeable future, continuing to create attractive opportunities for transitional CRE lenders. We believe the significant infrastructure-related launch costs of an effective transitional CRE lending platform creates a meaningful barrier to entry for new competitors. Although the balance of construction loans held by banks, both nominally and in proportion to the total amount of outstanding CRE debt, has decreased since 2007, private construction spending simultaneously grew 36% from $859 billion in 2007 to $1,165 billion in the first quarter of 2021 according to private construction spending data collected by the U.S. Census Bureau. We believe that this confluence of factors has resulted in, and will continue to result in, non-traditional lenders, including commercial mortgage REITs, being more active in transitional CRE lending. At the end of 2020, total CRE loans by non-traditional lenders, including commercial mortgage REITs, increased 82.8% in dollar value since December 31, 2007 and comprised $615 billion or 12.7% of the CRE debt market, as compared to $336 billion, or 10.2% of the CRE debt market as of December 31, 2007, according to the U.S. Federal Reserve Bank.

Outstanding U.S. CRE Debt Held By Commercial Mortgage REITS

and Other Non-Traditional Lenders (in billions)

Source: U.S. Federal Reserve Bank—Financial Accounts of the United States, December 2021.

Note: Other Non-Traditional Lenders are defined as all lenders other than U.S. banks and depository institutions, insurance companies, agency and GSEs and asset-backed securitizations.

Constructive Long-Term CRE Fundamentals

We believe that as a result of disciplined lending standards adopted following the global financial crisis of 2008, the CRE market was in a strong position entering the most recent economic downturn arising from the COVID-19 pandemic.

Over the last ten years, CRE property values increased significantly according to Green Street Advisors, or GSA, which helped to drive demand for debt capital within our target assets. During the global financial crisis of 2008, the Commercial Property Price Index, or CPPI, which represents a time series of unleveraged U.S. commercial property values that captures the prices at which CRE transactions are currently being negotiated and contracted, fell 36.7% from its peak in August 2007 to post-global financial crisis lows in May 2009. Since May 2009, the CPPI has increased from 63.3 to 128.2 as of April 1, 2021, representing growth of 103%. No assurance can be given as to the direction, magnitude or timing of future CRE property values. However, we have endeavored to actively limit our basis risk, and our loan portfolio had a weighted average LTV of 65.8% as of March 31, 2021 demonstrating our Manager’s disciplined underwriting standards. We believe that in the current market environment, investing in CRE debt with substantial underlying collateral that is evaluated and underwritten by MRECS’ experienced senior management team provides an attractive opportunity for stable risk-adjusted returns as we believe the basis in our loan portfolio is less exposed to volatility in property prices.

Commercial Property Price Index

Source: GSA, May 2021.

Note: GSA Commercial Property Price Index data indexed to August 2007. Chart illustrates data through April 1, 2021.

Finally, while U.S. CRE capitalization rates, or cap rates, have compressed since 2009, the rates on 10-year U.S. treasury securities have declined at a greater rate over the same period. We believe there is cushion between CRE cap rates and rates on 10-year U.S. treasury securities to allow for some spread compression if cap rates decline or rates on 10-year U.S. treasury securities increase due to current macroeconomic conditions, including the possibility of near-term inflation. The current spread between CRE cap rates and 10-year U.S. treasury rates of 382 basis points as of March 31, 2021 is 44 basis points wider than the average spread from March 31, 2001 to March 31, 2021 of 338 basis points, as shown in the GSA data.

Historical CRE Cap Rates and 10-year U.S. Treasury Securities Rates

Source: GSA, U.S. Department of the Treasury, May 2021.

Note: Treasury security rates reflect trailing last quarter average. Chart illustrates data through March 31, 2021. CRE cap rate is an average of cap rates for apartment, industrial, mall, office and strip center property types.

Our Investment Approach

We believe that we have a differentiated investment approach, characterized by the following guiding principles:

We Have an Ownership Mindset

We employ an ownership mindset in our origination, underwriting and asset management disciplines, driven by our Sponsor’s real estate investment, development and management expertise. We believe our Sponsor’s experience as a real estate investor and developer helps us better understand borrower needs, and enables us to be a leading solutions provider of loans that are customized to borrowers and their business plans. As part of our ownership mindset, we seek to be patient and prudent, emphasizing long-term borrower relationships rather than short-term one-time investments.

We Leverage our Sponsor’s Real Estate Background and Platform

We believe our Sponsor’s capabilities and infrastructure help us determine potential alternative exit strategies in the event of borrower distress and maintain appropriate ongoing asset management and oversight of our investments. Although our objective is to originate loans for which the borrower will perform as expected and pay as agreed, we believe that in a downside scenario we have the ability to evaluate and mitigate much of the execution risk in borrower business plans by utilizing our Sponsor’s broad experience and capabilities. Our Sponsor has a team of more than 230 people in total, including a development subsidiary with approximately 11 employees based in Los Angeles, Seattle and Phoenix and a property management subsidiary with approximately 160 employees.

Additionally, approximately 66% of our loan portfolio based on unpaid principal balance as of March 31, 2021 is located in markets where MREG has its own investments or dedicated development or property management teams. We believe our ability to draw on this expertise enables us to carefully underwrite our loan solutions to our borrowers that may not be available from lenders that lack similar expertise and infrastructure, while selecting and structuring investments so as to limit downside risk for us.

We Underwrite Execution Risk, and Seek to Avoid Basis Risk

We consider execution risk to be the risk that a borrower fails to execute its intended business plan, and we leverage our Sponsor’s real estate platform and infrastructure to carefully underwrite this risk. We consider basis risk to be the risk of a material diminution in collateral value, as a result of the borrower over leveraging the collateral for the loan due to market conditions or other factors. In seeking to limit basis risk, we focus on last-dollar loan basis, as we believe that lower LTVs may provide substantial cushion in the event of declines in the value of our loans’ collateral. Our loan portfolio as of March 31, 2021 had a weighted average LTV of 65.8%, providing substantial subordinate equity to our funded loan amounts. In evaluating basis risk, we consider as-is and (if appropriate) as-stabilized LTV, as well as alternative uses of collateral.

We Offer Bespoke and Flexible Structuring Solutions

We draw on the deep structuring experience of our Manager and its principals to develop lending solutions that are customized to the needs of our borrowers, while protecting our loan basis and emphasizing preservation of capital. For example, a portion of our loans are structured with forward commitments, enabling borrowers to draw additional proceeds as specified milestones are met. We document these loans with structural protections aligned with our borrowers’ business plans designed to enable us to protect our capital even in a downside scenario. Examples of these structural protections include completion guarantees from well capitalized guarantors, among others. Our loans are also typically structured to provide borrowers with loan maturity extension rights, subject to borrowers meeting certain conditions, at agreed upon terms. In addition, under certain market circumstances, we may, in our discretion, negotiate loan amendments or modifications with borrowers where we believe this protects or enhances the value of our investment. Such amendments or modifications may allow the borrower to extend the loan, while we may negotiate a higher spread, loan extension fees, partial loan paydowns or other structural enhancements. Our goal is to be highly responsive to borrowers’ needs, while at the same time hold them accountable for their stated business plan milestones.

Competitive Strengths

We believe that we have the following competitive strengths in originating senior and subordinate loans on transitional CRE assets located in major U.S. markets:

Established and Scaled Platform, Validated by Significant Institutional Capital

Upon completion of this offering, we expect to be one of the largest public commercial mortgage REITs in the U.S., based on total stockholders’ equity. From our inception in August 2015 through March 31, 2021, we have raised approximately $2.6 billion of equity capital and originated, co-originated or acquired 84 investments consisting of 128 loans on transitional CRE assets with aggregate loan commitments of approximately $11.4 billion. We employ a differentiated investment strategy focused on transitional loan opportunities secured by high quality CRE assets, with quality sponsorship, including assets located in major U.S. markets where our Sponsor has infrastructure or experience, at a compelling loan basis. We believe our ownership mindset and our Sponsor’s significant real estate development, ownership and operations experience and infrastructure enable us to underwrite transitional CRE assets, which may require varying degrees of additional capital to maximize their cash flow and value depending on prevailing market conditions, in a way that lenders without such infrastructure or expertise may be unable to do. In general, we choose to focus on fewer, larger loan opportunities representing what we believe to be the most attractive risk-adjusted returns in the market at any point in time. We have raised and invested significant institutional capital from major state and corporate pension funds, global insurance companies and leading investment managers, among others. We believe that these investors have been attracted to us by the experience of our team and our track record of disciplined underwriting and rigorous asset management. From our inception through March 31, 2021, 24 of the investments that we originated, representing aggregate loan commitments of $2.4 billion, have been repaid in full or sold, with no credit losses incurred and a realized gross internal rate of return of 13.5%. As of March 31, 2021, our loan portfolio was comprised of 59 loan investments consisting of 97 loans, representing aggregate loan commitments of $8.1 billion, remaining loan commitments (representing aggregate loan commitments less repayments received in respect thereof) of $7.8 billion, and unpaid principal balance of $6.5 billion, and our stockholders’ equity was $2.5 billion, representing a book value of $9.41 per share of our common stock (inclusive of 1,169,538 shares of common stock underlying RSUs that were vested in full but not yet settled as of March 31, 2021).

Sponsor with Roots in Real Estate Development and Operations

We believe we have a competitive advantage relative to other market participants with similar investment strategies due to the expertise of the principals and senior management and other personnel of our Sponsor and its affiliates in global real estate investment strategies across the debt and equity spectrum as a developer, owner and operator, as well as a lender. The members of our Sponsor’s senior management team have, on average, more than 25 years of real estate and finance experience. We believe that the Mack family has developed a first-class reputation dating back to the 1960s as a real estate developer, investor and manager, including through successful prior ventures such as AREA, among others.

In particular, our Sponsor’s hands-on real estate investment, development and management capabilities help us evaluate transitional CRE assets, including the feasibility of borrower business plans and potential alternative exit strategies for assets in the event of borrower failure to execute its stated business plan or borrower distress. We leverage our Sponsor’s broad real estate investment, development and management experience to employ an ownership mindset in underwriting our CRE loan originations.

Experienced Cycle-Tested Management and Investment Team

Our management team is made up of seasoned CRE professionals with extensive experience in the CRE equity and debt investment industries. Richard Mack, our Chief Executive Officer and Chairman, joined AREA in 1993, the year of its formation, as one of the initial employees. There, he oversaw ARCap (a subordinate CMBS investor and special servicer), the Claros Real Estate Securities Fund (focused on investments in subordinate CMBS in the U.S. and Europe), the Apollo GMAC Mezzanine Fund and the Apollo Real Estate Finance Corporation, in addition to numerous CRE equity investments. Michael McGillis, our President and Chief Financial Officer, was previously Managing Director, Head of U.S. Funds and Chief Financial Officer at J.E. Robert Companies, where he was responsible for asset and portfolio management, capital markets, investor relations and financial management activities for a series of private equity real estate funds. Kevin Cullinan, our Vice President, also serves as a Managing Director of MRECS and as its Head of Investments. Prior to joining MRECS, he worked on the Global Real Assets team at J.P. Morgan Investment Management and at a family office in New York, New York. Priyanka Garg, our Vice President, also serves as a Managing Director of MRECS and as its Head of Portfolio and Asset Management. Ms. Garg has more than 20 years of real estate investment management experience, including leadership positions at Treeview Real Estate Advisors and Westbrook Partners. Mr. Cullinan and Ms. Garg are also our Sponsor’s Co-Heads of Credit Strategies.

Messrs. Mack, McGillis and Cullinan and Ms. Garg, among others, lead our multi-disciplinary credit team, which works closely with our Sponsor’s professionals to source, underwrite and structure loans secured by transitional CRE assets. Our Sponsor’s principals and members of senior management have several decades of global real estate investing experience through multiple economic cycles with respect to debt, property and portfolio investments, mergers and acquisitions and public market transactions. Our Sponsor’s principals seek to focus on opportunities that are overlooked by or not readily executable by other lenders and have demonstrated the discipline to refrain from lending when they believe their targeted returns are unavailable or subject to an undue level of market or financing risk.

Differentiated Investment Strategy Focused on Larger, Transitional Lending Opportunities in Major Markets

We employ a differentiated investment strategy focused on transitional loan opportunities secured by high quality CRE assets, with quality sponsorship, including assets located in major U.S. markets where our Sponsor has infrastructure or experience, at a compelling loan basis. We believe our ownership mindset and our Sponsor’s significant real estate development, ownership and operations experience and infrastructure enable us to underwrite transitional CRE assets, which may require varying degrees of additional capital to maximize their cash flow and value depending on prevailing market conditions, in a way that lenders without such infrastructure or expertise may be unable to do. In general, we choose to focus on fewer, larger loan opportunities representing what we believe to be the most attractive risk-adjusted returns in the market at any point in time.

These assets may require light-to-heavy development, redevelopment, renovation, rehabilitation, repositioning or leasing. In light transitional lending, the properties being financed are generating cash flow, but typically require funding for value-added elements such as a new marketing or leasing program or other changes in business plan intended to maximize operating income, which in turn should increase value. In heavy transitional lending, which primarily consists of land and construction loans, the properties being financed are not yet generating operating cash flow and require a significant outlay of capital. In general, investments on properties that require less capital expenditures on a relative basis and/or have a smaller difference between their in-place operating income and projected stabilized operating income are considered “lighter” transition, while investments on properties that are expected to require more capital expenditures on a relative basis and/or have a more significant difference between their in-place operating income (if any) and projected stabilized operating income are considered “heavier” transition. We seek to construct a portfolio that has an attractive and carefully underwritten risk-adjusted return across the light-to-heavy transitional continuum as we deem appropriate for market conditions.

Certain of the transitional CRE assets that we seek to lend against involve a level of borrower execution risk that we believe is difficult for traditional lenders and other debt market participants to appropriately underwrite if they lack comparable real estate development, ownership and operations experience and infrastructure. In addition, we believe that there is inherently less competition in the market for larger CRE loans having a moderate-to-heavy transitional profile, potentially resulting in more attractive pricing to us. Traditional lenders became less active in the transitional CRE lending space following the global financial crisis of 2008 due in part to the adverse capital treatment applicable to them with respect to these loans stemming from post-crisis banking regulations. Our target loan profile is also challenging for many non-traditional lenders that do not have the experience or resources to originate, manage and monitor loans that fit our loan portfolio objectives. In particular, many traditional and non-traditional lenders do not have the broader real estate platform resources to draw upon to manage these loans, which we believe is especially important when borrower performance deviates (or is anticipated to deviate) from underwritten business plans. We expect land and construction loans to represent as much as 20% to 40% of our loan portfolio at any time, subject to our view of market conditions.

High Quality, Diversified Loan Portfolio with Stable, Attractive Yields

As of March 31, 2021, we had a $6.5 billion loan portfolio (based on unpaid principal balance) on transitional CRE assets, summarized as follows:

•

41.3% of our loans are secured by real estate located in the New York metropolitan area with an average remaining loan commitment of approximately $124.7 million, and no other metropolitan area represents more than 12.6% of our loan portfolio.

•

Our loans are diversified across property types, with no property type representing more than 23.0% of our loan portfolio. We had no loans secured solely by retail real estate and a relatively small portion of the collateral value underlying our loans on mixed-use properties was related to retail components therein.

•

No individual investment exceeded 6.0% of our loan portfolio’s unpaid principal balance, our five largest investments represented 22.0% of our loan portfolio’s unpaid principal balance, and our 15 largest investments represented 48.9% of our loan portfolio’s unpaid principal balance.

•

98.3% of our loans based on unpaid principal balance were floating rate and 94.5% of our floating rate loans based on unpaid principal balance (and 99.8% of our floating rate loans based on unfunded loan commitments) had interest rate floors tied to market-standard floating rates, such as LIBOR, providing protection against certain decreases in prevailing interest rates.

•

The weighted average one-month LIBOR floor of our loans based on unpaid principal balance was 1.50%. The LIBOR floor on all of our floating rate loans which had a LIBOR floor was in excess of one-month LIBOR of 0.11% as of March 31, 2021.

•

Our loan portfolio’s weighted average all-in yield was 6.8%, with a weighted average term to initial and fully extended maturity of 1.2 years and 2.8 years, respectively, providing significant contractual cash flow visibility.

•

We had $1.3 billion in unfunded loan commitments outstanding across 29 investments, the funding of which remains subject to satisfactory completion of specified borrower conditions, all of which were floating rate loan commitments with the exception of $28.8 million in fixed rate loan commitments. Of the $1.3 billion in unfunded floating rate loan commitments, the weighted average coupon was one-month LIBOR + 4.60% (subject to weighted average LIBOR floors of 1.69%).

•	Our loan portfolio’s weighted average LTV was 65.8%, providing substantial subordinate equity to our funded loan amounts.

In addition, for each quarter from the quarter ended March 31, 2020 to the quarter ended March 31, 2021, we have paid dividends representing a yield of 7.7% to 9.1% on our book value per share, while maintaining conservative leverage with a Net Debt-to-Equity Ratio of 1.4x to 1.7x over that period.

We believe our current loan portfolio demonstrates our ability to deliver on our investment strategy.

In February 2021, we foreclosed on a portfolio of seven limited service hotel properties located in New York, New York that secured a $103.9 million mezzanine loan that we originated in February 2018. Our real estate owned investment at the time of foreclosure and as of March 31, 2021 was encumbered by a $300.0 million securitized senior mortgage, which is included as a liability on our balance sheet.

Established Sourcing and Origination Relationships

Our long-standing industry relationships provide us with valuable sources of investment opportunities and market insights that we believe allow us to selectively originate loans which best fit our loan portfolio objectives and investment criteria. Our Sponsor has cultivated extensive relationships in the real estate investment, development, lending and brokerage communities as well as with the executives and professionals of real estate operating companies and other companies that derive significant value from real estate investment activity. As a result of our Sponsor’s strong industry presence and deal flow, we have reviewed over 1,100 potential CRE lending opportunities totaling approximately $174.1 billion since our inception through March 31, 2021, of which 82%, 15% and 3% were sourced from brokers, existing borrowers and lenders, respectively. Of the transactions we have ultimately executed, 54%, 35% and 12% were sourced from brokers, existing borrowers and lenders, respectively. We believe our relationships with brokers, existing borrowers and lenders demonstrate the advantages of our platform, process and reputation in offering bespoke and flexible financing solutions. These factors have also enabled us to establish new client relationships with consistently high retention rates as repeat borrowers. Borrowers that were or became repeat borrowers or their affiliates comprised 58% of the total number of investments that we have originated as of March 31, 2021. Historically, our Sponsor has not competed with our borrowers to acquire the assets we finance, positioning us as a preferred lender against competitors who may also manage equity funds who compete with our borrowers.

The strength of our origination relationships and expertise is demonstrated by the growth in our origination volume and portfolio size over a relatively short time since our formation. We have originated aggregate loan commitments of approximately $11.4 billion since inception, including originating and increasing existing aggregate loan commitments of $132.9 million and $290.9 million, respectively, during the three months ended March 31, 2021 and 2020, and $513.1 million and $4.0 billion, respectively, during the years ended December 31, 2020 and 2019. Origination volume during the year ended December 31, 2020 was limited due to the COVID-19 pandemic, which we expect to return to normalized levels as the economy continues to improve.

Rigorous Underwriting Process and Proactive Asset Management

We leverage our Sponsor’s broad real estate investment, development and management experience to employ “ownership-like” underwriting methods. On each loan, we conduct a thorough analysis of the underlying asset, the borrower and the borrower’s business plan and evaluate alternative uses of collateral in order to distinguish execution risk from basis risk. Although our objective is to originate loans for which the borrower will perform as expected and pay as agreed, we believe that in a downside scenario, we have the ability to evaluate and mitigate much of the execution risk by utilizing our Sponsor’s broad experience and capabilities in developing, owning and managing real estate equity investments. In our view, options are limited to mitigate the basis risk taken by lenders who extend excess financing for a particular asset or property in light of unpredictable future market developments. Accordingly, our Manager is focused on creating a portfolio with an appropriate level of execution risk based on our Sponsor’s experience and capabilities and, in its judgment, relatively limited basis risk. We believe that the performance of certain of our loans since the COVID-19 pandemic demonstrates the strength of our underwriting, asset selection and asset management processes.

One example of how our underwriting and proactive management were employed to address a particular challenge was our recent experience with our mezzanine loan secured by seven limited service hotel properties. In February 2018, we originated a $85.0 million mezzanine loan secured by a portfolio of seven limited service hotel properties located in New York, New York. Following the onset of the COVID-19 pandemic, the hotels were forced to close, causing the borrower to experience financial difficulty, which resulted in the borrower not paying debt service on our mezzanine loan and the securitized senior mortgage. Beginning in June 2020, we began funding debt service on a $300.0 million securitized senior mortgage encumbering the portfolio as protective advances on our loan, which totaled $18.9 million through February 2021. In February 2021, we foreclosed on a portfolio of hotel properties through a Uniform Commercial Code foreclosure and in June 2021 we modified the securitized senior mortgage by extending its maturity date for an additional three years. Given our Sponsor’s experience and capabilities in real estate ownership and management, we believe we are well-positioned to own this real estate investment through what we expect to be improved operating performance as the New York City hotel market recovers. We believe we were able to foreclose on these assets at an attractive basis and can leverage our Sponsor’s deep experience and capabilities to ultimately achieve favorable risk-adjusted returns on this investment.

From the closing of an investment through its realization, we leverage our Sponsor’s personnel and resources to remain in regular contact with borrowers, servicers and local market experts to actively monitor borrower progress against approved business plans, assess compliance with other loan terms, anticipate property and market issues and, when appropriate and necessary, enforce our rights and remedies. Our asset management team provides weekly updates on our loan portfolio and oversees a rigorous quarterly credit risk review and rating process for each loan in our loan portfolio.

Prudent Balance Sheet Management with Access to Diverse Financing Sources

As part of our financing strategy, we seek to diversify our financing sources and employ prudent levels of leverage, targeting a Total Leverage Ratio between 2.0x and 3.0x. Leveraging the experience of our Sponsor, we maintain relationships with diverse debt financing sources, with an emphasis on match-term financing for our loans. As of March 31, 2021, we had $4.6 billion in outstanding indebtedness, of which $1.5 billion, or 31.4% of all outstanding financings, was recourse to us. As of March 31, 2021, we had repurchase facilities with six counterparties representing a total financing capacity of up to $4.1 billion, of which $1.3 billion was undrawn, as well as asset-specific financing structures representing $1.0 billion of total financing capacity, of which $165.6 million was undrawn, a $766.6 million secured term loan, or our Secured Term Loan, and a $300.0 million securitized senior mortgage on our one real estate owned investment. We actively evaluate financing alternatives for each investment, resulting in a leverage profile that we believe to be optimal for each investment and appropriate for our loan portfolio. As we continue to grow our platform, we expect to continue to employ conservative amounts of leverage and diversify our financing strategy from both a counterparty and financing-type standpoint.

Strong Alignment of Interest

At our inception, the Mack family, our Sponsor’s principals and senior management and other related parties, which we refer to as the Sponsor Parties, indirectly invested $30.0 million into the Company. We believe that the significant early-stage investment by these persons aligns our Sponsor’s interests with ours and creates an incentive to protect capital and maximize risk-adjusted returns for our stockholders over time.

In connection with the formation of MREG and MRECS, the Mack family invested significant capital to ensure that our Manager has a highly skilled team and the necessary infrastructure to execute our investment strategy with a long-term view of the opportunities within the transitional CRE lending space.

We do not lend to our Sponsor or its controlled affiliates.

Our Investment Strategy

We seek primarily to originate senior and subordinate loans on transitional CRE assets located in major U.S. markets and generally intend to hold our loans to maturity. Our investments typically have the following characteristics:

•	investment size of $50 million to $300 million;

•	secured by transitional CRE assets (or equity interests relating thereto) in diverse property types;

•	located within major U.S. markets with attractive fundamental characteristics supported by macroeconomic tailwinds;

•	coupon rates that are determined periodically on the basis of a floating base lending rate plus a credit spread;

•	no more than 80% LTV on an individual investment basis and no more than 75% LTV across the portfolio, in each case, at the time of origination or acquisition;

•	two- to four-year initial terms with one to three six-month or one-year borrower extension options that are subject to the borrower satisfying certain conditions precedent;

•

borrowers with substantial operating experience in the particular property type and geographic market being evaluated, a track record of executing a similar business plan, a strong reputation and substantial equity capital invested in the property being financed; and

•	performance covenants on future funding and natural person non-recourse carve-out guarantors and completion guarantors, where appropriate.

We believe that our investment strategy currently provides significant opportunities for us to generate attractive risk-adjusted returns over time for our stockholders. However, to capitalize on the investment opportunities at different points in the economic and real estate investment cycle, we may modify or expand our investment strategy without our stockholders’ consent. We believe that the flexibility of our strategy supported by our Sponsor’s significant CRE experience and its extensive resources will allow us to take advantage of changing market conditions to maximize total returns for our stockholders.

Our Target Assets

We originate, co-originate and acquire senior and subordinate loans on transitional CRE assets located in major U.S. markets. Together, we refer to the following types of investments as our target assets:

Senior Loans: We focus primarily on originating senior loans on transitional CRE assets, including:

•

Mortgage Loans. Mortgage loans secured by a first priority or subordinate mortgage on transitional CRE assets. These loans are non-amortizing, require a balloon payment of principal at maturity (and in some cases, earlier pay downs in the case of loans that provide for partial releases of collateral upon the occurrence of specified events, such as the sale of condominium units) and are typically structured to be floating rate. Some of our loan commitments include a mixture of up-front and future funding obligations, with future fundings subject to the borrower achieving conditions precedent specified in the loan documents, such as meeting certain construction milestones and leasing thresholds.

•	Participations in Mortgage Loans. Participations in the mortgage loans we co-originate or acquire, for which other participations have been or are expected to be syndicated to other investors.

•

Contiguous Subordinate Loans. Under certain circumstances, we may structure our investment on a property to include both a senior mortgage and a subordinate loan component, which we refer to as a contiguous subordinate loan. In these cases, we believe the subordinate loan component of the investment, when taken together with its related senior mortgage loan component, renders the entire investment most similar to our other senior loans in comparison to other loan types given its overall credit quality and risk profile.

Subordinate Loans: We also invest in mezzanine loans, which are primarily originated or co-originated by us, and are usually secured by a pledge of equity ownership interests in the direct or indirect property owner rather than directly by the underlying commercial properties. These loans are subordinate to a mortgage loan but senior to the property owner’s equity ownership interests. These loans may be tranched into senior and junior mezzanine loans. Rights under these loans are generally governed by intercreditor agreements which typically include the right to cure defaults under senior loans. Subordinate loans may also include subordinated mortgage interests, which are mortgage loan interests that are subordinate to senior mortgage loans but senior to the property owner’s equity interests.

The allocation of our capital among our target assets will depend on prevailing market conditions at the time we invest and may change over time in response to changes in prevailing market conditions, including with respect to interest rates and general economic and credit market conditions as well as local economic conditions in markets where we are active. In addition, in the future we may invest in assets other than our target assets, in each case subject to maintaining our qualification as a REIT for U.S. federal income tax purposes and our exclusion from registration under 1940 Act.

Our Portfolio

We began operations in August 2015 and, as of March 31, 2021, had a $6.5 billion diversified loan portfolio (based on unpaid principal balance) of senior and subordinate loans. We believe our current loan portfolio, comprised of loans that we view as representative of our target assets and investment philosophy, validates our ability to execute on our investment strategy, including lending to experienced and well-capitalized sponsors against high-quality transitional CRE assets in major U.S. markets with attractive fundamental characteristics supported by macroeconomic tailwinds.

As of March 31, 2021, our loan portfolio consisted of 85 senior loans with an aggregate unpaid principal balance of $5.8 billion, and 12 subordinate loans with an aggregate unpaid principal balance of $668.6 million.

The below table summarizes our loan portfolio as of March 31, 2021 (dollars in thousands):

						Weighted Average(4)
	Number of Investments(1)	Number of Loans(1)	Aggregate Loan Commitment(2)	Remaining Loan Commitment(3)	Unpaid Principal Balance	All-In Yield(5)	Term to Initial Maturity(6)	Term to Fully Extended Maturity(6)	LTV(7)	% Floating Rate
Senior loans(8)	50	85	$7,242,668	$7,092,851	$5,840,428	6.3%	1.3	2.8	66.5%	98.5%
Subordinate loans	9	12	882,962	723,631	668,623	11.1%	0.7	2.5	59.6%	97.0%

Total / Weighted Average	59	97	$8,125,630	$7,816,482	$6,509,051	6.8%	1.2	2.8	65.8%	98.3%

(1)

Certain investments include multiple loans for which we made commitments to the same borrower or affiliated borrowers on the same date. The loan portfolio table excludes our one real estate owned investment.

(2)	Aggregate loan commitment represents initial loan commitments, as adjusted by reductions, less transfers which qualified for sale accounting under GAAP.
(3)	Remaining loan commitment represents an aggregate loan commitment less repayments received in respect thereof.
(4)	Weighted averages are based on unpaid principal balance.
(5)

All-in yield represents the weighted average annualized yield to initial maturity of each loan within our loan portfolio, inclusive of coupon, origination fees, exit fees, and extension fees received, based on the applicable floating benchmark rate (if applicable), including LIBOR floors (if applicable), as of March 31, 2021.

(6)	Term to initial and fully extended maturity are measured in years. Fully extended maturity assumes all extension options are exercised by the borrower upon satisfaction of the applicable conditions.
(7)

LTV represents “loan-to-value” or “loan-to-cost”, which is calculated as our total loan commitment from time to time, as if fully funded, plus any financings that are pari passu with or senior to our loan, divided by our estimate of either (1) the value of the underlying real estate, determined in accordance with our underwriting process (typically consistent with, if not less than, the value set forth in a third-party appraisal) or (2) the borrower’s projected, fully funded cost basis in the asset, in each case as we deem appropriate for the relevant loan and other loans with similar characteristics. Underwritten values and projected costs are not updated after origination of the loan except in the case of a partial loan paydown or release of underlying collateral, material changes to expected project costs, the receipt of a new appraisal (typically in connection with financing or refinancing activity), certain loan modifications or other facts or circumstances that warrant a change in the reported loan-to-value or loan-to-cost as we deem appropriate.

(8)

Includes contiguous subordinate loans (i.e., loans for which we also hold the mortgage loan) representing aggregate loan commitments of $788.1 million, remaining loan commitments of $783.4 million, and aggregate unpaid principal balance of $617.7 million, in each case as of March 31, 2021.

In February 2021, we foreclosed on a portfolio of seven limited service hotel properties located in New York, New York that secured a $103.9 million mezzanine loan that we originated in February 2018. Neither the prior mezzanine loan nor the portfolio of hotel properties is included in the table above. Our real estate owned investment at the time of foreclosure and as of March 31, 2021 was encumbered by a $300.0 million securitized senior mortgage, which is included as a liability on our balance sheet.

The below table details our largest 15 loan investments individually based on unpaid principal balance as of March 31, 2021 (dollars in thousands):

Investment(1)	Type	Origination Date	Remaining Loan Commitment(2)	Unpaid Principal Balance	Carrying Value	Coupon(3)	All-in Yield(4)	Initial Maturity	Fully Extended Maturity(5)	LTV(6)	Location	Property Type
Floating rate investments
Investment 1	Senior	11/1/2019	$390,000	$390,000	$387,924	L+2.75%	4.35%	11/1/2024	11/1/2026	74.3%	NY	Multifamily
Investment 2	Senior	10/18/2019	330,000	290,094	288,362	L+4.95%	7.69%	10/18/2022	10/18/2024	73.3%	CA	For Sale Condo
Investment 3	Senior	7/12/2018	290,000	290,000	289,961	L+5.35%	7.57%	8/1/2022	8/1/2023	52.9%	NY	Hospitality
Investment 4(7)	Senior	9/29/2017	293,000	234,442	235,028	L+7.65%	8.78%	9/28/2021	3/28/2022	64.1%	FL	Mixed-use
Investment 5	Subordinate	8/22/2019	245,000	224,369	224,028	L+8.59%	11.13%	9/9/2021	9/9/2024	68.0%	IL	Office
Investment 6	Senior	8/20/2018	379,895	220,952	218,213	L+4.80%	6.84%	8/20/2022	8/20/2024	65.1%	VA	Mixed-use
Investment 7	Senior	12/27/2018	210,000	206,839	206,308	L+2.70%	3.05%	2/1/2022	2/1/2025	75.0%	NY	Mixed-use
Investment 8	Senior	6/29/2018	306,800	200,135	199,971	L+4.25%	5.64%	2/9/2022	8/9/2023	55.0%	NY	Mixed-use
Investment 9	Senior	8/14/2019	193,000	193,000	193,429	L+3.95%	6.95%	8/16/2021	8/15/2022	67.7%	NY	Hospitality
Investment 10	Senior	7/26/2018	205,699	170,174	169,909	L+4.87%	5.46%	7/9/2021	7/9/2022	39.1%	CA	Mixed-use
Investment 11(8)	Senior	5/25/2018	162,508	161,328	161,904	L+3.90%	5.91%	5/25/2021	5/25/2023	79.4%	PA	Multifamily
Investment 12	Senior	9/30/2019	167,500	155,208	154,753	L+3.48%	5.40%	9/9/2022	9/9/2024	56.3%	NY	Office
Investment 13(9)	Senior	3/9/2018	186,500	151,940	151,393	L+7.15%	8.40%	12/31/2022	12/31/2022	96.2%	NY	For Sale Condo
Investment 14	Senior	2/28/2019	150,000	150,000	150,000	L+3.50%	5.28%	2/28/2022	2/28/2024	72.2%	CT	Office
Investment 15	Senior	1/9/2018	148,500	145,697	145,342	L+4.25%	5.52%	1/9/2022	1/9/2024	63.8%	VA	Hospitality
Investments 16—55(10)	Various	Various	4,060,626	3,230,071	3,218,988	L+4.98%	6.87%	Various	Various	64.4%	Various	Various

Floating Rate Total / Weighted Average(10)			$7,719,028	$6,414,249	$6,395,513	L+4.88%	6.71%			65.6%
Fixed Rate Investments 56—59(10)	Various	Various	97,454	94,802	88,530	12.37%	12.78%	Various	Various	79.3%	Various	Various

Total / Weighted Average(10)			$7,816,482	$6,509,051	$6,484,043		6.80%			65.8%

(1)	Certain investments include multiple loans for which we made commitments to the same borrower or affiliated borrowers on the same date.
(2)	Remaining loan commitment represents initial loan commitments, as adjusted by reductions, less transfers which qualified for sale accounting under GAAP, less repayments received in respect thereof.
(3)	One-month LIBOR as of March 31, 2021 was 0.11%, and 94.5% of our floating rate loans have LIBOR floors with a weighted average LIBOR floor of 1.50%.
(4)

All-in yield represents the weighted average annualized yield to initial maturity of each loan within our loan portfolio, inclusive of coupon, origination fees, exit fees, and extension fees received based on the applicable floating benchmark rate (if applicable), including LIBOR floors (if applicable), as of March 31, 2021.

(5)	Fully extended maturity assumes all extension options are exercised by the borrower upon satisfaction of the applicable conditions.
(6)

LTV represents “loan-to-value” or “loan-to-cost”, which is calculated as our total loan commitment from time to time, as if fully funded, plus any financings that are pari passu with or senior to our loan, divided by our estimate of either (1) the value of the underlying real estate, determined in accordance with our underwriting process (typically consistent with, if not less than, the value set forth in a third-party appraisal) or (2) the borrower’s projected, fully funded cost basis in the asset, in each case as we deem appropriate for the relevant loan and other loans with similar characteristics. Underwritten values and projected costs are not updated after origination of the loan except in the case of a partial loan paydown or release of underlying collateral, material changes to expected project costs, the receipt of a new appraisal (typically in connection with financing or refinancing activity), certain loan modifications or other facts or circumstances that warrant a change in the reported loan-to-value or loan-to-cost as we deem appropriate.

(7)	Initial maturity reflects an extension option that was exercised subsequent to March 31, 2021.
(8)	Loan was fully repaid subsequent to March 31, 2021.
(9)	Includes a fixed-rate loan with an unpaid principal balance of $13.6 million and a remaining loan commitment of $26.1 million.
(10)	Weighted averages are based on unpaid principal balance.

The following charts illustrate the diversification of our loan portfolio (based on location, including within the New York metropolitan area, underlying property type, including within the New York metropolitan area, loan purpose, type of investment, investment size and LTV, excluding our real estate owned investment), as of March 31, 2021 (based on unpaid principal balance):

(1)

We may structure our investment on a property to include both a senior mortgage and a subordinate loan component, which we refer to as a contiguous subordinate loan. We believe these investments are most similar to our other senior loans in comparison to other loan types given their overall credit quality and risk profile.

(2)	These charts do not include our real estate owned investment. See “Business—Our Portfolio” for more information.
(3)

LTV represents “loan-to-value” or “loan-to-cost”, which is calculated as our total loan commitment from time to time, as if fully funded, plus any financings that are pari passu with or senior to our loan, divided by our estimate of either (1) the value of the underlying real estate, determined in accordance with our underwriting process (typically consistent with, if not less than, the value set forth in a third-party appraisal) or (2) the borrower’s projected, fully funded cost basis in the asset, in each case as we deem appropriate for the relevant loan and other loans with similar characteristics. Underwritten values and projected costs are not updated after origination of the loan except in the case of a partial loan paydown or release of underlying collateral, material changes to expected project costs, the receipt of a new appraisal (typically in connection with financing or refinancing activity), certain loan modifications or other facts or circumstances that warrant a change in the reported loan-to-value or loan-to-cost as we deem appropriate.

As of March 31, 2021, no individual investment represented more than 6.0% of our loan portfolio, our five largest investments represented 22.0% of our loan portfolio, and our 15 largest investments represented 48.9% of our loan portfolio (in each case, based on unpaid principal balance). As of March 31, 2021, 41.3% of our loans are secured by real estate located in the New York metropolitan area, of which the four largest submarkets were Midtown, Brooklyn, Hudson Yards and Downtown, representing 40.7%, 21.1%, 17.2% and 12.8% of our New York metropolitan loan portfolio, respectively, and the four largest property types included mixed-use, hospitality, land, and for sale condominium, representing 22.3%, 20.2%, 19.5% and 14.8% of our New York metropolitan loan portfolio, respectively (in each case, based on unpaid principal balance). Our loan portfolio excludes our one real estate owned investment comprised of a portfolio of seven limited service hotel properties located in New York, New York.

Our Financing Strategy

We use diverse financing sources as part of a disciplined financing strategy. To date, we have financed our business through a combination of common stock issuances, repurchase facilities, asset-specific financing structures and our Secured Term Loan borrowings. The amount and type of leverage we may employ for particular loans will depend on our Manager’s assessment of such loan’s characteristics, including the level of in place, if any, and projected stabilized operating cash flow, credit quality, liquidity, price volatility and other risks of the underlying collateral as well as the availability and attractiveness of particular types of financing at the relevant time. We seek to minimize the risks associated with recourse borrowings and generally seek to match-fund our investments by minimizing the differences between the durations and indices of our investments and those of our liabilities, respectively, including in certain cases the potential use of derivatives; however, under certain circumstances, we may determine not to do so or we may otherwise be unable to do so. We also seek to diversify our financing counterparties.

Over time, in addition to these types of financings, we may also use other forms of leverage, such as secured and unsecured credit facilities, structured financings such as CMBS and collateralized loan obligations, or CLOs, derivative instruments and public and private secured and unsecured debt issuances by us or our subsidiaries, as well as issuances of public and private equity and equity-related securities.

As of March 31, 2021, our Total Leverage Ratio was 2.2x, and we expect that, going forward, our Total Leverage Ratio will range from 2.0x and 3.0x. As of March 31, 2021, our Net Debt-to-Equity Ratio was 1.7x.

Recent Developments

Our Loan Portfolio

Originations and Advances

Between April 1, 2021 and April 30, 2021, we originated one new investment consisting of one loan, with a commitment of $17.5 million, which was fully funded at closing. During such period, we funded $66.6 million of advances towards loan commitments outstanding as of March 31, 2021.

Repayments and Sales

Between April 1, 2021 and April 30, 2021, we received proceeds of $142.4 million from loan principal repayments.

Financing Activities

Between April 1, 2021 and April 30, 2021, we pledged one existing investment with an unpaid principal balance of $32.9 million to a repurchase facility in exchange for gross proceeds of $24.7 million. In addition, between April 1, 2021 and April 30, 2021, we borrowed $20.4 million under financing commitments that were in place as of March 31, 2021 and repaid $87.9 million of borrowings that were outstanding as of March 31, 2021.

Dividends

On April 1, 2021, we paid a dividend of $50.0 million, or $0.19 per share (inclusive of 1,169,538 shares of common stock underlying RSUs that were vested in full but not yet settled as of March 31, 2021), to our common stockholders of record as of March 19, 2021 with respect to the first quarter of 2021.

Loan Pipeline

As of             , 2021, we have a loan origination pipeline that is in various stages of our underwriting process, representing potential total loan commitments of approximately $            , of which $             represents loan commitments under executed non-binding term sheets. Each investment remains subject to satisfactory completion of our diligence, underwriting, documentation, and investment approval process, and as such, we cannot give assurance that any of these potential investments will close on our anticipated terms, or at all.

COVID-19

The global crisis resulting from the COVID-19 pandemic has had an adverse impact on our business. Although as of June 2021, the global economy has begun to recover and the widespread availability of vaccines has encouraged greater economic activity, the COVID-19 pandemic created disruptive economic conditions which have had a material adverse impact on some of our borrowers’ industries, businesses and financial condition, liquidity and results of operations. In particular, hospitality (representing the property type of our one real estate owned investment and 14.5% of our loan portfolio’s unpaid principal balance, as of March 31, 2021), office and other property types and markets such as New York, New York have been disproportionately impacted. While the adverse financial impact on our business has thus far been limited, it is not possible to estimate the duration or the severity of the financial impact that the COVID-19 pandemic could have on us in the future.

In response to these developments, we have continued our active engagement with our borrowers and ongoing monitoring of their collateral performance relative to their business plans. In some cases, we have modified, and may continue to modify, loans that have the potential to enhance or protect the value of our investments by allowing for term extensions, repurposing of reserves, temporary deferrals of interest payments, additional financing commitments, and performance test waivers, among other items, in exchange for future credit enhancements such as partial loan repayments, operating cash flow sweeps, and mandatory future principal paydowns.

From March 15, 2020 through April 30, 2021, we modified 35 investments representing $3.3 billion of unpaid principal balance, or 51.6% of our loan portfolio based on unpaid principal balance as of April 30, 2021. With respect to our loans that were modified during the pandemic, as of April 30, 2021, reported LTVs changed on sixteen of the modified investments, representing $1.6 billion of unpaid principal balance or 25.3% of the loans based on unpaid principal balance. Reported LTVs increased in modifications representing 9.0% of our loans based on unpaid principal balance and decreased in modifications representing 16.3% of our loans based on unpaid principal balance. For investments with changes to reported LTVs due to loan modifications, ten were due to an investment paydown or reduced loan commitment, four were due to an increase in construction costs or increased loan commitment, one was due to a revised appraisal and one was due to a collateral release in connection with a partial loan repayment. The loan modifications included term extensions, repurposing of reserves, temporary deferrals of interest payments, additional financing commitments, and performance test waivers, among other items, in exchange for future credit enhancements such as partial loan repayments, operating cash flow sweeps, and mandatory future principal paydowns. Only one of the modifications, relating to a loan secured by a hospitality asset in San Diego, California with an unpaid principal balance representing 1.5% of our loan portfolio as of March 31, 2021, was considered a “troubled debt restructuring” under GAAP.

On February 8, 2021, we foreclosed on a portfolio of seven limited service hotel properties located in New York, New York through a Uniform Commercial Code foreclosure. The hotel portfolio now appears as real estate owned, net on our balance sheet and at the time of foreclosure and as of March 31, 2021 was encumbered by a $300.0 million securitized senior mortgage, which is included as a liability on our balance sheet.

As of March 31, 2021, there were five investments consisting of six loans that were on non-accrual status, representing $516.0 million of unpaid principal balance, or 7.9% of our portfolio (based on unpaid principal balance), of which there were four investments consisting of five loans on non-accrual status, representing $281.5 million of unpaid principal balance, or 4.3% of our loan portfolio (based on unpaid principal balance), as a result of not being current on debt service for 90 days. Additionally, there was one investment, with an outstanding principal balance of $234.4 million, representing 3.6% of our portfolio (based on unpaid principal balance) at March 31, 2021, which had been placed on non-accrual status in the third quarter of 2020 as a result of interest payments becoming 90 days past due, which was modified in December 2020 resulting in all past due interest being paid, bringing the loan current. Pursuant to GAAP, this loan will be accounted for on a cash basis following the modification, meaning that interest income is recognized when received, until all principal and interest payments contractually due are reasonably assured and there is a consistent period of repayment by the borrower. Although this loan remains current on debt service at April 30, 2021, it is still classified as a non-accrual loan. We believe our borrowers are generally committed to supporting the assets collateralizing our loans, evidenced in some cases by making additional equity contributions, and that we will benefit from our longstanding core business model of originating senior loans collateralized by large assets in major markets with experienced, committed, well-capitalized institutional borrowers. We believe that our loan portfolio’s weighted-average LTV of 65.8% as of March 31, 2021 reflects significant subordinate equity capital that our borrowers are motivated to protect through periods of market disruption.

With respect to financing agreements, just over half of our repurchase facilities (based on approximately $4.1 billion of total financing capacity as of March 31, 2021) permit valuation adjustments solely as a result of collateral-specific credit events. The remaining repurchase facilities contain provisions allowing our lenders to make margin calls or require additional collateral solely upon the occurrence of adverse changes in the markets or interest rate or spread fluctuations, subject to minimum thresholds, among other factors. We have not experienced any margin calls as of April 30, 2021 under any of our repurchase facilities. However, given the breadth of the COVID-19 pandemic, we have reduced the advance rate on certain assets (primarily hospitality loans) within these facilities, thereby reducing the amount we are able to borrow against such assets, and have voluntarily repaid $247.1 million of outstanding repurchase facility borrowings between March 15, 2020 and April 30, 2021 to reduce the risk of potential margin calls. We maintain frequent dialogue with our repurchase facility counterparties regarding our management of their collateral assets in light of the impact of the COVID-19 pandemic and are required to obtain consent from the applicable lender prior to entering into any loan modifications. Our other sources of debt, including asset-specific financings, our Secured Term Loan, and our securitized senior mortgage on our real estate owned investment are not subject to mark-to-market valuation adjustments or margin calls. We previously entered into select standstill agreements with our repurchase facility counterparties, which have all expired as of April 30, 2021, and may pursue additional standstill agreements if or when we deem appropriate, although there is no assurance that such efforts will be successful.

See “Risk Factors—Risks Related to the COVID-19 Pandemic—The COVID-19 pandemic has had an adverse effect on us and may have a material adverse effect on us in the future and any other pandemic, epidemic or outbreak of an infectious disease in the markets in which we operate may have a material adverse effect on us in the future” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Our Structure

We were organized as a Maryland corporation on April 29, 2015 and commenced operations on August 25, 2015. The following chart summarizes our organizational structure and equity ownership as of                , 2021 after giving effect to the completion of this offering:

(1)	Reflects initial investment by our Sponsor Parties in Claros REIT Holdings LP, or Claros REIT Holdings. Does not include interests in us resulting from grants of RSUs under the 2016 Plan.
(2)

Includes 1,169,538 shares of common stock underlying RSUs that are vested in full but not yet settled and 2,219,588 shares of common stock underlying unvested RSUs that are expected to vest in full as of the date of this prospectus. Does not reflect future grants of equity awards under the 2016 Plan. See “Management—Compensation of Executives—2016 Incentive Award Plan.”

(3)	As of , we have issued shares of our common stock to other third-party investors.
(4)

Our initial investor, Claros REIT Holdings, whose affiliates also own an interest in our Manager, will own approximately     % of our outstanding common stock upon completion of this offering. As of                     , ownership of Claros REIT Holdings was as follows: (a) advisory clients of Almanac Realty Investors, LLC, or Almanac (whose affiliates also own an interest in our Manager), together owned approximately     % of Claros REIT Holdings and (b) the Sponsor Parties collectively owned approximately     % of Claros REIT Holdings.

For a more detailed description of our structure, see “Business—Our Structure.”

Investment Guidelines

Our Board has established the following investment guidelines:

•	No investment will be made that would cause the Company to fail to qualify as a REIT for U.S. federal income tax purposes.

•	No investment will be made that would require the Company to register as an investment company under the 1940 Act.

•

Prior to the deployment of capital into investments, our Manager may cause the capital of the Company to be invested in any interest-bearing short-term investments, including money market funds, bank accounts, overnight repurchase agreements with primary federal reserve bank dealers collateralized by direct U.S. government obligations and other instruments or investments reasonably determined by our Manager to be of high quality.

Our investment guidelines may be changed from time to time by our Board without our stockholders’ consent.

Management Agreement

We are externally managed and advised by our Manager, an investment adviser registered with the SEC pursuant to the Advisers Act. Our Manager is responsible for administering (or engaging and overseeing external vendors that administer) our business activities and day-to-day operations and, through a services agreement with MRECS, provides us with our management team and other necessary professionals and support personnel. Our Manager has access to our Sponsor’s broader infrastructure, including a cross-disciplinary team of real estate professionals outside of MRECS that our Manager expects to leverage on an informal basis in some cases without us incurring additional cost. Our Manager is at all times subject to supervision, direction and management through our Board and will have only such functions and authority as our Board delegates to it. We do not currently have any employees.

We entered into the Management Agreement with our Manager on August 25, 2015, which we amended and restated on July 8, 2016. Pursuant to the terms of the Management Agreement, our Manager implements our business strategy and performs (or facilitates the provision of) certain services for us, subject to oversight by our Board, including:

•	our day-to-day functions;

•	determining investment criteria subject to our investment guidelines;

•	sourcing, analyzing and executing loan origination activities, asset acquisitions, sales and financings; and

•	performing asset, portfolio and risk management duties.

The term of the Management Agreement with our Manager extends until the earlier of August 25, 2025 and the time at which all of our investments have been disposed of by complete repayment, a complete sale or other disposition, or a complete write-off, which we refer to herein as a Complete Disposition.

If we default in the performance or observance of any material term, condition or covenant contained in the Management Agreement and our Manager terminates the Management Agreement, the Management Agreement provides that we will pay our Manager a termination fee as described in the table below.

We may terminate the Management Agreement without payment of this fee in certain circumstances described in “Our Manager and the Management Agreement—Management Agreement—Term and Termination.” Additionally, unless we determine that qualification for taxation as a REIT is no longer desirable, we may terminate the Management Agreement with 30 days prior notice in the event that (x)(i) there is a determination by a court of competent jurisdiction, in a non-appealable binding order, or the Internal Revenue Service, or the IRS, in a closing agreement made under Section 7121 of the Internal Revenue Code of 1986, as amended, or the Code, that a provision of the Management Agreement has caused or will cause us to fail to satisfy a requirement for qualification as a REIT, or (ii) a nationally recognized law or accounting firm advises us that a provision of the Management Agreement has caused or could cause us to fail to satisfy a requirement for qualification as a REIT and (y) within 30 days of that determination or advice, our Manager has not agreed to amend or modify the Management Agreement in a manner that would allow us to qualify as a REIT.

Pursuant to the Management Agreement, we are obligated to pay our Manager certain base management and incentive fees, as set forth below. These fees to be paid by us to our Manager will be reduced by an amount equal to our percentage ownership interest in any joint venture or other similar pooled investment arrangement multiplied by the aggregate management fees (including base management fees and incentive fees) paid by such joint venture or other similar pooled investment arrangement to our Manager or an affiliate of our Manager for the same period. This includes fees paid to our Manager pursuant to its separate management agreement with our 51%-owned joint venture, CMTG/TT Mortgage REIT LLC, a Delaware limited liability company, or the JV, that as of March 31, 2021 held 1 of the 59 loan investments in our loan portfolio comprised of 2 loans with an aggregate unpaid principal balance of $72.5 million. We do not anticipate making any new loan investments in the JV. A detailed summary of the terms of the Management Agreement, including the fees and expense reimbursements, is provided in “Our Manager and the Management Agreement—Management Agreement—Management Fees, Incentive Fees and Expense Reimbursements.” The following table summarizes the fees and expense reimbursements that we will pay to our Manager:

Type	Description
Base management fee, paid quarterly in arrears in cash (without regard to investment performance)

We will pay our Manager a base management fee in an amount equal to 1.5% per annum of our stockholders’ equity, determined on a quarterly basis.

For purposes of calculating the base management fee, our stockholders’ equity means our stockholders’ equity (excluding any amounts resulting from issuances of equity securities covered in the following clause), plus the sum of the net proceeds from all issuances of our equity securities from and after the date of the Management Agreement (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance), plus our retained earnings at the end of the most recently completed fiscal quarter (as determined in accordance with GAAP, without taking into account any non-cash equity compensation expense incurred in current or prior periods), less any amount that we paid for repurchases of our common stock since inception, and excluding any unrealized gains, losses (other than permanent impairments) or other items that have impacted stockholders’ equity as reported in financial statements prepared under GAAP (regardless of whether such items are included in other comprehensive income or loss, or net income). This amount will be adjusted to exclude one-time events pursuant to changes in GAAP and certain non-cash items (such as depreciation and amortization) after discussions between our Manager and our Board and after approval by our Board. Our stockholders’ equity, for purposes of calculating the base management fee, could be greater than or less than the amount of stockholders’ equity shown on our financial statements.

Type	Description

Incentive fee, paid quarterly in arrears in cash

Our Manager will be entitled to an incentive fee with respect to each calendar quarter (or part thereof that the Management Agreement is in effect) payable quarterly in arrears in cash, in an amount not less than zero, equal to the difference between the (1) product of (a) 20% and (b) the difference between (i) Core Earnings (as defined below) on a rolling four-quarter basis and before the incentive fee for the current quarter, and (ii) the product of (A) the weighted average of the issue price per share of our common stock in all of our offerings from and after the date of the Management Agreement (including an offering that results in a listing on a national stock exchange) multiplied by the weighted average number of shares of our common stock outstanding (including any restricted shares of our common stock and any other shares of our common stock underlying awards granted under our equity incentive plans, if any) in such four quarter period and (B) 7% per annum (or 1.75% per quarter) and (2) the sum of any incentive fee paid to our Manager with respect to the first three calendar quarters of such previous four quarters, if any.

No incentive fee will be payable with respect to any calendar quarter unless Core Earnings for the 12 most recently completed calendar quarters are greater than zero.

“Core Earnings” is a non-GAAP financial measure and is defined as our net income (loss) as determined according to GAAP, excluding non-cash equity compensation expense, the incentive fee, real estate depreciation and amortization, any unrealized gains or losses from mark-to-market valuation changes (other than permanent impairments) that are included in net income for the applicable period (regardless of whether such items are included in other comprehensive income or loss, or in net income or loss), one-time events pursuant to changes in GAAP and certain non-cash items, which in the judgment of our Manager, should not be included in Core Earnings. In the case of the final two exclusions above, such exclusions will only be applied after approval by us.

Expense reimbursement, paid quarterly in cash	We will reimburse our Manager for certain costs and expenses incurred on our behalf, including those costs and expenses related to legal, accounting, due diligence and other services, in each case to the extent consistent with an annual budget prepared by our Manager and approved by our Board. We will not reimburse our Manager or its affiliates for the salaries and other fees of their investment management personnel or for rent and other overhead expenses.

Fee upon termination	If we default in the performance of any material term, condition or covenant contained in the Management Agreement, and our Manager consequently terminates the Management Agreement, we will pay our Manager a fee equal to three times the sum of the average annual base management fee and the average annual incentive fee earned during the 24-month period preceding the date of termination.

Conflicts of Interest

We are externally managed and advised by our Manager, an affiliate of our Sponsor. The Management Agreement was negotiated among related parties, with involvement from Almanac, whose advisory clients together own approximately     % of Claros REIT Holdings, which, upon completion of this offering, will own approximately     % of our outstanding common stock. In addition, as of March 31, 2021, Almanac had a limited partnership interest in our Manager, resulting in an economic interest in its profits and losses. As a result, the terms of the Management Agreement, including fees, expense reimbursements and other amounts payable to our Manager, may not be as favorable to us as if they had been negotiated at arm’s length between unaffiliated third parties. In addition, pursuant to board nomination rights set forth in our organizational documents, Claros REIT Holdings has the right to designate one director to our Board (currently designated by Almanac) and Fuyou Investment Management Limited, or Fuyou, has the right to designate one director to our Board. Such directors will remain on our Board until the next succeeding annual meeting of stockholders following his or her election and until his or her successor is duly elected and qualifies; provided, however, that for so long as Claros REIT Holdings directly or indirectly owns 4.9% or more of the outstanding shares of our common stock, at least one director will be designated by Claros REIT Holdings, and for so long as Fuyou is an affiliate of Ping An Insurance (Group) Company of China, Ltd., or Ping An, and Fuyou, together with other affiliates of Ping An, owns 4.9% or more of the outstanding shares of common stock, at least one director will be designated by Fuyou.

All of our officers are employees or principals of MRECS or its affiliates. Our officers and executive directors, and the other personnel of MRECS or its affiliates who provide services to our Manager, typically also manage or support other investment vehicles or accounts managed by our Sponsor. These products include, without limitation, other pooled investment vehicles and managed accounts that exist as of the date hereof and/or may exist in the future. To the extent that personnel engage in other business activities, it may reduce the time our Manager spends managing our business. In addition, these persons may have legal, contractual or fiduciary obligations to investors in other entities, the fulfillment of which might not be in our best interests or those of our stockholders. Furthermore, to the extent the other investment management entities affiliated with our Sponsor have more limited ownership (if any) by unaffiliated third parties, or have a higher fee structure, in each case as compared to our Manager’s ownership and fee structure, the activities conducted by such entities may be more profitable to our Sponsor than those conducted by our Manager.

As of the date of this prospectus, we, the JV and a private high yield real estate credit fund, or the High Yield Fund, are the sole multi-investor pooled investment vehicles managed by our Sponsor and its affiliates, including our Manager, that invest in CRE debt. No existing investment vehicles or accounts managed by our Sponsor or its affiliates, including our Manager, currently have an investment strategy that is substantially similar to our core investment strategy. Though we do not anticipate making any new loan investments in the JV, and our Sponsor and its affiliates, including our Manager, do not anticipate forming or managing any other investment vehicles or accounts that would have an investment strategy that is substantially similar to our core investment strategy, our Sponsor and its affiliates, including our Manager, are not legally prohibited from forming or managing such investment vehicles or accounts and, regardless, the High Yield Fund and future investment vehicles or accounts managed by our Sponsor or its affiliates may from time to time invest in assets that overlap with our target assets. If any such situation arises, investment opportunities may be allocated between us, the High Yield Fund and other investment vehicles or accounts in a manner that may result in fewer investment opportunities being allocated to us than would have otherwise been the case. Additionally, our Sponsor and its affiliates, including our Manager, are not restricted from entering into other investment advisory relationships or from engaging in other business activities from time to time. As a result, there may be conflicts in allocating assets that are suitable for us as well as other vehicles and separate accounts managed by our Manager or its affiliates. To the extent that a conflict arises, our Sponsor and its affiliates, including our Manager, will seek to allocate investment opportunities in a fair and equitable manner in accordance with the investment allocation policy and procedures of our Manager and our Sponsor, which we refer to as the “Allocation Policy.” In determining the allocation of investments, our Manager and our Sponsor expect to consider the following factors or a subset thereof as may be appropriate under the circumstances:

•	the investment objectives, limitations, guidelines and contractual provisions of each vehicle or account;

•	characteristics of the investment and their appropriateness for a particular vehicle or account;

•	the availability and timing of capital;

•

portfolio management considerations, including but not limited to diversification objectives and concentration risks, exposure of the applicable vehicle or account to a specific underlying borrower, geographical area, asset strategy or asset type;

•	the anticipated holding period and remaining investment period of the relevant vehicle or account;

•	the availability of co-investment capital for purposes of spreading risk;

•	legal, tax, accounting and regulatory considerations deemed relevant by our Manager;

•

the ability of a vehicle or account to employ leverage, hedging, derivatives, or other similar strategies in connection with acquiring, holding or disposing of the particular investment opportunity, and any requirements or other terms of any existing leverage facilities;

•	structural or practical limitations on structuring an investment so that it may be allocated to more than one vehicle or account;

•	potential conflicts of interest, including whether a vehicle or account has an existing interest in the investment in question; and

•	such other considerations as our Manager and our Sponsor deem relevant in good faith.

At no time will multiple investment vehicles or accounts managed by our Sponsor participate in different or divergent portions of the same property’s capitalization. In addition, although not currently expected, our Manager from time to time may seek to cause us to buy and/or sell investments to and/or from other investment vehicles or accounts managed by our Manager or Sponsor or their respective affiliates. Under the Management Agreement, if we purchase target assets from, or sell investments to, MRECS or its affiliates or their respective managed investment vehicles or accounts, any such transaction will require approval of our Board.

Summary Risk Factors

An investment in shares of our common stock involves a high degree of risk. You should carefully consider the risk factors discussed below and under the heading “Risk Factors” before making a decision to invest in our common stock. Any of the following facts and circumstances could have a material adverse impact on our business, financial condition, liquidity, results of operations and prospects, which could impair our ability to pay dividends to our stockholders and cause you to lose some or all of your investment in our common stock:

•

The COVID-19 pandemic has had an adverse effect on us and may have a material adverse effect on us in the future and any other pandemic, epidemic or outbreak of an infectious disease in the markets in which we operate may have a material adverse effect on us in the future.

•	Our future success depends on our Manager and its access to the key personnel and investment professionals of our Sponsor and its affiliates.

•

We may compete with other investment vehicles managed by our Sponsor or its affiliates, including our Manager, or have other conflicts of interest with our Sponsor or its affiliates, including our Manager, which may result in decisions that are not in the best interests of our stockholders.

•

Our Manager is responsible for the management of our business as well as the JV’s business, and an affiliate of our Manager is responsible for the management of the High Yield Fund’s business, which could result in conflicts in allocating its investment opportunities, time, resources and services among us, the High Yield Fund and other vehicles or accounts managed by our Sponsor or its affiliates.

•	The structure of our Manager’s fees may not create effective incentives and may cause our Manager to make riskier investments.

•	Termination of the Management Agreement would be costly.

•	Our business strategy is focused on lending against assets in major U.S. markets which have been, and in the future may continue to be, subject to protests, riots or other forms of civil unrest.

•	Our investment strategy, our investment guidelines, our target assets and our financing strategy may be changed without stockholder consent.

•

Changes in laws or regulations governing our operations or those of our competitors, or changes in the interpretation thereof, or newly enacted laws or regulations, could result in increased competition for our target assets, require changes to our business practices and collectively could adversely impact our revenues and impose additional costs on us, which could materially and adversely affect us.

•

We have a significant amount of debt outstanding, and may incur a significant amount of additional debt in the future, which subjects us to increased risk of loss, which could materially and adversely affect us.

•

We depend or may depend on bank credit agreements and facilities, repurchase facilities and structured financing arrangements, public and private debt issuances and derivative instruments, in addition to transaction- or asset- specific financing arrangements and other sources of financing to execute our business plan, and our inability to access financing on favorable terms could have a material adverse effect on us.

•	Interest rate fluctuations could increase our financing costs, which could materially and adversely affect us.

•	The planned discontinuance of LIBOR has affected and will continue to affect financial markets generally, and may adversely affect our interest income, interest expense, or both.

•

We operate in a competitive market for the origination and acquisition of attractive investment opportunities and competition may limit our ability to originate or acquire attractive risk-adjusted investments in our target assets, which could have a material adverse effect on us.

•

Loans on properties in transition often involve a greater risk of loss than loans on stabilized properties, including the risk of cost overruns on and noncompletion of the construction or renovation of or other capital improvements to the properties underlying the loans we originate or acquire, and the risk that a borrower may fail to execute the business plan underwritten by us, potentially making it unable to refinance our loan at maturity, each of which could materially and adversely affect us.

•	Our investments may be concentrated in certain markets, property types and borrowers, among other factors, and will be subject to risk of default.

•	We will allocate our available capital without input from our stockholders.

•	The lack of liquidity in certain of the assets in our loan portfolio and our target assets generally may materially and adversely affect us.

•

In the event of borrower distress or a default, we may lack the liquidity necessary to protect our investment or avoid a corresponding default on any obligations we may have in connection with our own financing.

•

We may be unable to refinance debt incurred to finance our loans, thereby increasing the amount of equity capital risk we bear with respect to particular loans or preventing us from deploying our equity capital in the optimal manner.

•

As a result of our real estate owned investment, we are subject to the risks commonly associated with real estate owned holdings, including risks related to ownership of hotel properties in New York, New York which vary from the risks associated with lending.

•	Difficult conditions in the commercial mortgage and real estate market, the financial markets and the economy generally could materially and adversely affect us.

•	If our Manager overestimates the yields or incorrectly prices the risks of our investments, we may experience losses.

•	Investments in subordinated mortgage interests, mezzanine loans and other assets that are subordinated or otherwise junior in a borrower’s capital structure may expose us to greater risk of loss.

•	CRE-related investments that are secured, directly or indirectly, by CRE are subject to potential delinquency, foreclosure and loss, which could materially and adversely affect us.

•

An increase in interest rates may cause a decrease in the demand for certain of our target assets, which could adversely affect our ability to originate or acquire target assets that satisfy our investment objectives to generate income and pay dividends.

•

There has been no public market for our common stock prior to this offering and an active trading market may not develop or be sustained following this offering, which may negatively affect the liquidity and market price of our common stock and make it difficult for investors to sell their shares on favorable terms when desired.

•

We have not established a minimum dividend payment level, and we may be unable to generate sufficient cash flows from our operations to pay dividends to our stockholders at any time in the future at a particular level, or at all, which could materially and adversely affect us.

•	Failure to maintain our qualification as a REIT would materially and adversely affect us and the market price of our common stock.

•	Complying with REIT requirements may force us to liquidate, restructure or forego otherwise attractive investments.

Operating and Regulatory Structure

REIT Qualification

We have elected and believe we have qualified to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2015. We believe that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT. To qualify as a REIT, we must meet on a continuing basis, through our organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our dividend levels and the diversity of ownership of shares of our stock. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we failed to qualify as a REIT. Even if we qualify for taxation as a REIT, we may be subject to some U.S. federal, state and local taxes on our income or property. For more information regarding our election to qualify as a REIT, please see “Risk Factors—U.S. Federal Income Tax Risks” and “Material U.S. Federal Income Tax Considerations.”

1940 Act

We intend to conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of “investment company” set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

We are organized as a holding company and conduct our businesses primarily through our subsidiaries. We intend to conduct our operations so that we comply with the 40% test. The securities issued by any wholly-owned or majority-owned subsidiaries that we may form in the future that are excepted from the definition of “investment company” based on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe that we will not be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through our subsidiaries, we are primarily engaged in non-investment company businesses related to real estate.

The determination of whether an entity is a majority-owned subsidiary of our company is made by us. The 1940 Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The 1940 Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. Generally, we treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested that the SEC or its staff approve our treatment of any company as a majority-owned subsidiary, and neither the SEC nor its staff has done so. If the SEC or its staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy or assets could have a material adverse effect on us.

We expect that most of our majority-owned subsidiaries will not be relying on either Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. As a result, we expect that our interests in these subsidiaries (which we expect will constitute a substantial majority of our assets) will not constitute “investment securities” for purposes of the 40% test. Consequently, we expect to be able to conduct our operations so that we are not required to register as an investment company under the 1940 Act.

We expect certain of our subsidiaries to qualify for the exclusion from the definition of “investment company” pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for certain entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” To qualify for the exclusion pursuant to Section 3(c)(5)(C), based on positions set forth by the staff of the SEC, each such subsidiary generally is required to hold (i) at least 55% of its assets in qualifying real estate assets and (ii) at least 80% of its assets in qualifying real estate assets and real estate-related assets. For our majority- or wholly-owned subsidiaries that will maintain this exclusion or another exclusion or exception under the 1940 Act (other than Section 3(c)(1) or Section 3(c)(7) thereof), our interests in these subsidiaries will not constitute “investment securities.” We expect each of our subsidiaries relying on Section 3(c)(5)(C) to rely on guidance published by the SEC staff or on our analyses of guidance published with respect to other types of assets to determine which assets are qualifying real estate assets and real estate-related assets.

Specifically, based on certain no-action letters and other guidance issued by the SEC staff, we expect to treat certain mortgage loans, mezzanine loans, subordinated mortgage interests and certain other assets that represent an actual interest in CRE or are a loan or lien fully secured by CRE as qualifying real estate assets. On the other hand, we expect to treat certain other types of mortgages, securities of REITs and certain other indirect interests in CRE as real estate-related assets. The SEC staff has not, however, published guidance with respect to the treatment of some of these assets under Section 3(c)(5)(C). To the extent the SEC staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategy or assets accordingly. There can be no assurance that we will be able to maintain this exclusion from registration for certain of our subsidiaries. In addition, we may be limited in our ability to make certain investments, and these limitations could result in a subsidiary holding assets we might wish to sell or selling assets we might wish to hold.

We may hold a portion of our investments through partnerships, joint ventures, securitization vehicles or other entities with third-party investors. In connection with any such investment, and consistent with no-action letters and other guidance issued by the SEC staff addressing the classification of such investments for 1940 Act purposes, we generally intend to be active in the management and operation of any such entity and have the right to approve major decisions. We will not participate in joint ventures or similar arrangements in which we do not have or share control to the extent that we believe such participation would potentially threaten our ability to conduct our operations so that we comply with the 40% test or would otherwise potentially render any of our subsidiaries seeking to rely on Section 3(c)(5)(C) unable to rely on such exclusion.

It is possible that some of our subsidiaries may seek to rely on the 1940 Act exemption provided to certain structured financing vehicles by Rule 3a-7. Any such subsidiary would need to be structured to comply with any guidance that may be issued by the Division of Investment Management of the SEC on the restrictions contained in Rule 3a-7. In certain circumstances, compliance with Rule 3a-7 may require, among other things, that the indenture governing the subsidiary include limitations on the types of assets the subsidiary may sell or acquire out of the proceeds of assets that mature, are refinanced or otherwise sold, on the period of time during which such transactions may occur, and on the level of transactions that may occur. We expect that the aggregate value of our interests in subsidiaries that may in the future seek to rely on Rule 3a-7, if any, will comprise less than 20% of our total assets on an unconsolidated basis.

As a consequence of our seeking to avoid the need to register under the 1940 Act on an ongoing basis, we and/or our subsidiaries may be restricted from making certain investments or may structure investments in a manner that would be less advantageous to us than would be the case in the absence of such requirements. For example, these restrictions will limit the ability of our subsidiaries to invest directly in CMBS that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and certain asset-backed securities, and equity interests in real estate companies or in assets not related to real estate. Further, the mortgage-related investments that we acquire are limited by the provisions of the 1940 Act and the rules and regulations promulgated thereunder. We also may be required at times to adopt less efficient methods of financing certain of our mortgage-related investments, and we may be precluded from acquiring certain types of mortgage-related investments. Additionally, Section 3(c)(5)(C) of the 1940 Act prohibits us from issuing redeemable securities. If we fail to qualify for an exemption from registration as an investment company under the 1940 Act or an exclusion from the definition of an investment company, our ability to use leverage would be substantially reduced, and we would not be able to conduct our business as described in this prospectus.

No assurance can be given that the SEC staff will concur with our classification of our or our subsidiaries’ assets or that the SEC staff will not, in the future, issue further guidance that may require us to reclassify those assets for purposes of qualifying for an exclusion or exemption from registration under the 1940 Act. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the definition of “investment company” and the exclusions or exceptions to that definition, we may be required to adjust our investment strategies accordingly.

Additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategies we have chosen. If the SEC or its staff take a position contrary to our view with respect to the characterization of any of the assets or securities we invest in, we may be deemed an unregistered investment company. Therefore, in order not to be required to register as an investment company, we may need to dispose of a significant portion of our assets or securities or acquire significant other additional assets that may have lower returns than our expected portfolio, or we may need to modify our business plan to register as an investment company, which would result in significantly increased operating expenses and would likely entail significantly reducing our indebtedness, which could also require us to sell a significant portion of our assets, which would likely reduce our profitability. We cannot assure you that we would be able to complete these dispositions or acquisitions of assets, or deleveraging, on favorable terms, or at all. Consequently, any modification of our business plan could have a material adverse effect on us.

There can be no assurance that we and our subsidiaries will be able to successfully avoid operating as an unregistered investment company. If the SEC determined that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would potentially be unable to enforce contracts with third parties and that third parties could seek to obtain rescission of transactions undertaken during the period for which it was established that we were an unregistered investment company. Any of these results would have a material adverse effect on us. Since we will not be subject to the 1940 Act, we will not be subject to its substantive provisions, including but not limited to, provisions requiring diversification of investments, limiting leverage and restricting investments in illiquid assets. See “Risk Factors—Risks Related to Our Organization and Structure.”

Restrictions on Ownership of Our Common Stock

To assist us in complying with the limitations on the concentration of ownership of a REIT imposed by the Code, our charter prohibits, with certain exceptions, any person from beneficially or constructively owning, applying certain attribution rules under the Code, more than 9.6% in value or in number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our common stock, or 9.6% in value of the aggregate of the outstanding shares of our capital stock, in each case excluding any shares that are not treated as outstanding for U.S. federal income tax purposes, which we refer to as the ownership limits. Our Board, in its sole and absolute discretion, prospectively or retroactively, may exempt a person from either or both of the ownership limits if certain conditions are satisfied. Our Board has established excepted holder limits for certain of our stockholders, including an excepted holder limit for Claros REIT Holdings and certain of its direct and indirect owners that allows Claros REIT Holdings to own, subject to certain conditions, up to 20,500,000 of the outstanding shares of our common stock (or     % of our outstanding common stock upon completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares). See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Our charter also prohibits any person from, among other things, beneficially or constructively owning shares of our capital stock if that would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or otherwise cause us to fail to qualify as a REIT. Any ownership or purported transfer of our capital stock in violation of the restrictions described above will result in the shares so owned or transferred being automatically transferred to a charitable trust for the benefit of a charitable beneficiary, and the purported owner or transferee will not acquire any rights in those shares. If a transfer to a charitable trust would be ineffective for any reason to prevent a violation of the restriction, the transfer resulting in the violation will be void from the time of the purported transfer.

In addition, our charter provides that any transfer of shares of our capital stock that would result in our capital stock being beneficially owned by fewer than 100 persons will be void.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in annual gross revenues during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are applicable to other public companies that are not emerging growth companies, including:

•	reduced disclosure about our executive compensation arrangements;

•	exemption from the requirement to seek non-binding stockholder advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the requirement to obtain an auditor attestation of our internal controls over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if (i) we have more than $1.07 billion in annual gross revenues as of the end of our fiscal year (subject to adjustment for inflation), (ii) we have more than $700.0 million in market value of our stock held by non-affiliates as of the end of our most recently completed second fiscal quarter, or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some or all of these reduced disclosure obligations.

The JOBS Act permits an emerging growth company such as us to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the day we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. While we have elected to use this extended transition period, to date we have not delayed the adoption of any applicable accounting standards.

Our Corporate Information

Our principal executive offices are located at c/o Mack Real Estate Credit Strategies, L.P., 60 Columbus Circle, 20th Floor, New York, New York 10023. Our telephone number is (212) 484-0050. Our website is www.clarosmortgage.com. The contents of our website are not a part of, or incorporated by reference into, this prospectus.

THE OFFERING

Common stock offered by us	shares (plus up to an additional shares of our common stock that we may issue and sell upon the exercise of the underwriters’ option to purchase additional shares of our common stock).

Common stock to be outstanding upon completion of this offering	shares (or shares, if the underwriters exercise their option to purchase additional shares of our common stock in full).(1)

Use of proceeds	We estimate that the net proceeds we will receive from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $ , or approximately $ if the underwriters exercise in full their option to purchase additional shares of common stock from us, assuming an initial public offering price of $ per share, which is the midpoint of the initial public offering price range set forth on the cover page of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease the net proceeds to us from this offering by approximately $ , assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same.

We intend to use the net proceeds from this offering to fund investments in our target assets. For more information regarding our target assets and investment strategy, please see “Business—Our Target Assets.”

We intend to use any net proceeds from this offering that are not applied as described above for general corporate and working capital purposes. Until appropriate uses can be identified, our Manager may invest this balance initially in interest-bearing short-term investments, including money market funds, bank accounts, overnight repurchase agreements with primary federal reserve bank dealers collateralized by direct U.S. government obligations and other instruments or investments reasonably determined by our Manager to be of high quality and consistent with our intention to continue to qualify as a REIT and maintain our exclusion from registration under the 1940 Act. These initial investments are expected to provide a lower net return than we will seek to achieve from our target assets. In addition, prior to the time that we have permanently used all of the net proceeds from this offering, we may temporarily reduce amounts outstanding under our repurchase facilities with a portion of the net proceeds from this offering going to the counterparties, which may be

(1)

Includes (i) 1,169,538 shares of common stock underlying RSUs that are vested in full but not yet settled and (ii) 2,219,588 shares of common stock underlying unvested RSUs that are expected to vest in full as of the date of this prospectus, but excludes                shares of our common stock reserved for future issuance under the 2016 Plan. See “Management—Compensation of Executives—2016 Incentive Award Plan” and “Risk Factors—Risks Related to Our Reliance on Our Manager and its Affiliates—Our future success depends on our Manager and its access to the key personnel and investment professionals of our Sponsor and its affiliates.”

the underwriters in this offering or their affiliates. See “Use of Proceeds” and “Underwriting—Other Relationships.”

Distribution policy	To satisfy the requirements to continue to qualify as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our REIT taxable income to holders of our common stock out of assets legally available therefor. Any distributions we make to our stockholders will be at the discretion of our Board and will depend upon our historical and anticipated REIT taxable income, results of operations, financial condition, liquidity, financing agreements (including covenants), maintenance of our REIT qualification, our exclusion from registration under the 1940 Act, applicable provisions of the Maryland General Corporation Law, or the MGCL, and such other factors as our Board deems relevant. Our REIT taxable income, results of operations, financial condition and liquidity will be affected by various factors, including the net interest and other income from our portfolio, our operating expenses and any other expenditures. See “Risk Factors.”

Proposed NYSE symbol	“CMTG”

Ownership and transfer restrictions	To assist us in complying with the limitations on the concentration of ownership of a REIT imposed by the Code, our charter prohibits, with certain exceptions, any person from beneficially or constructively owning, applying certain attribution rules under the Code, more than 9.6% in value or in number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our common stock, or 9.6% in value of the aggregate of the outstanding shares of our capital stock, in each case excluding any shares that are not treated as outstanding for U.S. federal income tax purposes. Our Board has established excepted holder limits for certain of our stockholders, including an excepted holder limit for Claros REIT Holdings and certain of its direct and indirect owners that allows Claros REIT Holdings to own, subject to certain conditions, up to 20,500,000 of the outstanding shares of our common stock (or % of our outstanding common stock upon completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares). See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Directed share program

At our request, the underwriters have reserved for sale up to     % of the shares of common stock being offered by this prospectus for sale at the initial public offering price to our officers and directors and other persons who are associated with us through a directed share program. If purchased by these persons, these shares will be subject to the lock-up agreements described in “Underwriting.” The sales will be made by                 , an underwriter of this offering. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares of common stock

purchased by participants in the program. Any directed shares of common stock not purchased will be offered by                 to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares of common stock.

Risk factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 47 of this prospectus and all other information in this prospectus before making a decision to invest in our common stock.

SUMMARY SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Our summary selected consolidated financial and other data as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019 were derived from our historical audited consolidated financial statements included elsewhere in this prospectus. Our summary selected consolidated financial and other data as of March 31, 2021 and for the three months ended March 31, 2021 and 2020 were derived from our historical unaudited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, have been prepared on a basis consistent with our historical audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of our financial condition as of the dates indicated and our results of operations for the periods presented. Our historical results for any prior period are not necessarily indicative of the results that may be expected for any future year or period.

You should read the following information together with the information contained under the captions “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
(in thousands, except share and per share data)	2021	2020	2020	2019
STATEMENT OF OPERATIONS DATA:
Revenue
Interest and related income	$105,803	$116,664	$445,940	$389,361
Less: interest and related expense	47,762	46,699	172,232	139,747

Net interest income	58,041	69,965	273,708	249,614

Revenue from real estate owned	1,051	—	—	—

Total revenue	59,092	69,965	273,708	249,614

Expenses
Management fees—affiliate	9,626	9,522	38,960	32,611
Incentive fees—affiliate	—	2,296	7,766	10,219
Equity compensation	(1,642)	2,451	5,670	29,489
General and administrative expenses	1,317	912	9,004	3,392
Expenses from real estate owned	2,865	—	—	—

Total expenses	12,166	15,181	61,400	75,711

Other Income (expense)
Equity in income from investment in CMTG/CN Mortgage REIT LLC	—	—	—	40
Realized gain (loss) on sale of investments	—	—	(640)	103
Provision for loan losses	—	—	(6,000)	—
Gain on foreclosure of real estate owned	1,430	—	—	—

Other income	5,855	—	—	—

Reversal of current expected credit loss reserve	185	—	—	—

Income before income taxes	54,396	54,784	205,668	174,046

Income tax benefit	4,179	—	—	—

Net Income	$58,575	$54,784	$205,668	$174,046

Net (loss) income attributable to non-controlling interests	$(37)	$1,374	$3,259	$5,289
Net income attributable to preferred stock	4	8	31	31

Net income attributable to common stock	$58,608	$53,402	$202,378	$168,726

Net Income Per Share of Common Stock(1)
Basic	$0.22	$0.20	$0.76	$0.76
Diluted	$0.22	$0.20	$0.76	$0.76

Weighted-Average Shares of Common Stock Outstanding(1)
Basic	267,218,261	261,452,446	265,960,643	222,925,862

Diluted	267,218,261	261,452,446	265,960,643	222,925,862

Dividends Declared per Share(2)	$0.19	$0.22	$0.82	$0.88

(in thousands, except share and per share data)	Three Months Ended March 31, 2021	Year Ended December 31, 2020
Pro Forma Net Income Per Share of Common Stock(3)
Basic	$0.22	$0.75

Diluted	$0.22	$0.75

Pro Forma Weighted-Average Shares of Common Stock Outstanding(3)
Basic	269,437,849	268,180,231

Diluted	269,437,849	268,180,231

(1)

Includes 1,169,538 shares of our common stock underlying RSUs that were vested in full but not yet settled as of March 31, 2021. Includes 1,755,000 shares of our common stock underlying RSUs that were vested in full but not yet settled as of December 31, 2020, December 31, 2019, and March 31, 2020. Excludes the issuance of 2,219,588 shares of common stock underlying unvested RSUs that are expected to vest in full as of the date of this prospectus.

(2)

Includes, in the case of the second quarter of 2019 and through the fourth quarter of 2020, dividend equivalent payments made to holders of 1,755,000 fully-vested but not settled RSUs granted on April 4, 2019, and includes, in the case of the first quarter of 2021, dividend equivalent payments made to holders of 1,169,538 fully-vested but not settled RSUs granted on April 4, 2019, both of which are entitled to and have received dividend equivalent payments per RSU equal to the dividends paid per share on our common stock since the date of grant. Amount does not include any accrued and unpaid dividend equivalent rights related to 2,219,588 unvested performance-based RSUs granted on April 4, 2019 that are expected to vest in full as of the date of this prospectus; however, dividend equivalent rights will accrue from the date of grant and will be paid in cash to the extent the underlying performance-based RSUs vest.

(3)	Includes the issuance of 2,219,588 shares of common stock underlying unvested RSUs that are expected to vest in full as of the date of this prospectus.

(in thousands, except per share data)		March 31, 2021	December 31, 2020	December 31, 2019
BALANCE SHEET DATA:
Total assets		$7,251,288	$6,952,543	$6,548,121
Total liabilities		4,704,720	4,330,157	3,975,314

Total CMTG equity(1)		2,510,422	2,587,100	2,526,272
Non-controlling interests		36,146	35,286	46,535

Total equity		$2,546,568	$2,622,386	$2,572,807

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
OTHER FINANCIAL DATA:
Distributable Earnings(2)	$46,610	$58,130	$221,746	$204,379

Distributable Earnings per weighted average share(3)	$0.17	$0.22	$0.83	$0.92

Net Distributable Earnings(2)	$46,610	$55,853	$214,048	$194,221

Net Distributable Earnings per weighted average share(3)	$0.17	$0.21	$0.80	$0.87

Dividends Declared per Share(7)	$0.19	$0.22	$0.82	$0.88

		March 31, 2021	December 31, 2020	December 31, 2019
Book value per share(4)		$9.41	$9.67	$9.70

Net Debt-to-Equity Ratio(5)		1.7x	1.5x	1.4x

Total Leverage Ratio(6)		2.2x	2.1x	2.0x

(1)

Includes 14,613,968 shares of our common stock outstanding as of the date of this prospectus that we are currently required to classify as “redeemable common stock” on our balance sheet in accordance with GAAP because the shares are subject to a stockholder’s contractual redemption right. The stockholder’s contractual redemption right will terminate upon completion of this offering, at which point the shares previously subject to that right will be reclassified as common stock on our balance sheet in accordance with GAAP.

(2)

Distributable Earnings and Net Distributable Earnings are non-GAAP measures used to evaluate our performance excluding the effects of certain transactions, non-cash items and GAAP adjustments, as determined by our Manager, that we believe are not necessarily indicative of our current performance and operations. Distributable Earnings is a non-GAAP measure, which we define as net income as determined in accordance with GAAP, excluding (i) non-cash equity compensation expense, (ii) incentive fees, (iii) real estate depreciation and amortization, (iv) any unrealized gains or losses from mark-to-market valuation changes (other than permanent impairments) that are included in net income for the applicable period, (v) one-time events pursuant to changes in GAAP and (vi) certain non-cash items, which in the judgment of our Manager, should not be included in Distributable Earnings. Net Distributable Earnings is Distributable Earnings less incentive fees due to our Manager. Distributable Earnings is substantially the same as Core Earnings, as defined in the Management Agreement, for the periods presented.

We believe that Distributable Earnings and Net Distributable Earnings provide meaningful information to consider in addition to our net income and cash flows from operating activities determined in accordance with GAAP. We believe the Distributable Earnings and Net Distributable Earnings measures help us to evaluate our performance excluding the effects of certain transactions, non-cash items and GAAP adjustments, as determined by our Manager, that we believe are not necessarily indicative of our current performance and operations. Distributable Earnings and Net Distributable Earnings do not represent net income or cash flows from operating activities and should not be considered as an alternative to GAAP net income, an indication of our cash flows from operating activities, a measure of our liquidity or an indication of funds available for our cash needs. In addition, our methodology for calculating Distributable Earnings and Net Distributable Earnings may differ from the methodologies employed by other companies to calculate the same or similar supplemental performance measures and, accordingly, our reported Distributable Earnings and Net Distributable Earnings may not be comparable to the Distributable Earnings and Net Distributable Earnings reported by other companies.

In order to maintain our status as a REIT, we are required to distribute at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain, as dividends. Distributable Earnings is intended to serve as a proxy for our REIT taxable income and, as such, is a key indicator of our ability to generate sufficient income to pay our quarterly dividends and in determining the amount of such dividends, which we believe is the primary focus of yield/income investors who comprise a significant portion of our investor base. More broadly, Distributable Earnings, and other similar measures, have historically been a useful indicator of mortgage REITs’ ability to cover their dividends, and to mortgage REITs themselves in determining the amount of any dividends. Accordingly, we believe providing Distributable Earnings on a supplemental basis to our net income as determined in accordance with GAAP is helpful to our stockholders in assessing the overall performance of our business.

While Distributable Earnings excludes the impact of our unrealized current provision for credit losses, any loan losses are charged off and realized through Distributable Earnings when deemed non-recoverable. Non-recoverability is determined (i) upon the resolution of a loan (i.e. when the loan is repaid, fully or partially, or in the case of foreclosure, when the underlying asset is sold), or (ii) with respect to any amount due under any loan, when such amount is determined to be non-collectible.

Pursuant to the Management Agreement, we also use Core Earnings, which is substantially the same as Distributable Earnings, to determine the incentive fees we pay our Manager. For information on the fees we pay our Manager, see “Our Manager and the Management Agreement.”

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures and Indicators—Distributable Earnings and Net Distributable Earnings” for a reconciliation of Distributable Earnings and Net Distributable Earnings to their nearest GAAP equivalent.

(3)

Includes 1,169,538 shares of our common stock underlying RSUs that were vested in full but not yet settled as of March 31, 2021. Includes 1,755,000 shares of our common stock underlying RSUs that were vested in full but not yet settled as of December 31, 2020, December 31, 2019 and March 31, 2020. Excludes the issuance of 2,219,588 shares of common stock underlying unvested RSUs that are expected to vest in full as of the date of this prospectus.

(4)

Calculated as (i) total stockholders’ equity less non-controlling interest and preferred stock divided by (ii) number of shares of common stock outstanding at period end, which as of March 31, 2021, December 31, 2020 and December 31, 2019 includes 1,169,538, 1,755,000 and 1,755,000 shares of common stock underlying RSUs that were vested in full but not yet settled as of period end. Excludes 2,219,588 shares of common stock underlying unvested RSUs that are expected to vest in full as of the date of this prospectus.

(5)

Net Debt-to-Equity Ratio is calculated as the ratio of (i) the sum of (a) repurchase agreements, (b) loan participations sold, net, (c) notes payable, net, and (d) secured term loan, net, less cash and cash equivalents to (ii) total equity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures and Indicators—Net Debt-to-Equity and Total Leverage Ratios” for a reconciliation of Net Debt-to-Equity Ratio to its nearest GAAP equivalent.

(6)

Total Leverage Ratio is calculated as the ratio of (i) the sum of (a) repurchase agreements, (b) loan participations sold, net, (c) notes payable, net, (d) secured term loan, net, (e) non-consolidated senior interests sold, and (f) non-consolidated senior interests held by third parties less cash and cash equivalents to (ii) total equity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures and Indicators—Net Debt-to-Equity and Total Leverage Ratios” for a reconciliation of Total Leverage Ratio to its nearest GAAP equivalent.

(7)	See “Distribution Policy” for further description on dividends declared per share.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors and all other information contained in this prospectus. If any of the risks discussed in this prospectus were to occur, our business, financial condition, liquidity, results of operations and prospects and our ability to service our debt and pay dividends to our stockholders could be materially and adversely affected (which we refer to collectively as “materially and adversely affecting us” or having “a material adverse effect on us,” and comparable phrases), the market price of our common stock could decline significantly and you could lose all or part of your investment in our common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”

Risks Related to the COVID-19 Pandemic

The COVID-19 pandemic has had an adverse effect on us and may have a material adverse effect on us in the future and any other pandemic, epidemic or outbreak of an infectious disease in the markets in which we operate may have a material adverse effect on us in the future.

In late 2019, COVID-19 surfaced in Wuhan, China and subsequently spread around the world, with resulting business and social disruption. COVID-19 was declared a Public Health Emergency of International Concern by the World Health Organization on January 30, 2020, and numerous countries, including the U.S., have declared national emergencies with respect to COVID-19. Although there are effective vaccines for COVID-19 that have been approved for use and distributed to the public, the global impact of the COVID-19 pandemic has been rapidly evolving, and many governments have reacted by instituting quarantines and restrictions on travel, closing financial markets and/or restricting trading, and limiting operations of non-essential businesses. Such actions have created disruption in global supply chains, increased rates of unemployment and adversely impacted many industries. In the United States, the temporary closing of non-essential businesses and restrictions on travel created disruptive economic conditions which have had a material adverse impact on some of our borrowers’ industries, businesses and financial condition, liquidity and results of operations. The COVID-19 pandemic could have a continued adverse impact on economic and market conditions and result in a prolonged global economic slowdown.

The COVID-19 pandemic has had an adverse effect on us and may in the future have a material adverse effect on us, including on, among other things, the value of the collateral underlying our loans, our ability to finance our assets, the financial condition and liquidity of our borrowers, and, as a result, our ability to pay dividends to our stockholders at current rates or at all. We expect that these effects are likely to continue to some extent as the COVID-19 pandemic persists and potentially even longer. Although many or all facets of our business have been or could be impacted by the COVID-19 pandemic, we currently believe the following impacts to be among the most material to us:

•

The COVID-19 pandemic could have a significant long-term impact on the broader economy and the CRE market generally, which would negatively impact the value of the assets collateralizing our loans. In particular, our loan portfolio includes loans collateralized by hospitality, office, and other property types and in markets such as New York, New York, which have been particularly negatively impacted by the COVID-19 pandemic. The COVID-19 pandemic presents material uncertainty and risks with respect to our loan portfolio’s collateral as reflected by the weighted average risk rating of our loan portfolio increasing to 3.1 as of March 31, 2021 from 2.8 as of December 31, 2019, with 21.1% of the loans in our portfolio (based on unpaid principal balance) as of March 31, 2021 being rated 4.0 or higher while none of our loans as of December 31, 2019 were rated 4.0 or higher. As of March 31, 2021, of the loans rated 4.0 or higher, 34.3% (based on unpaid principal balance) related to loans secured by hospitality assets, 7.3% (based on unpaid principal balance) related to loans secured by office assets and 56.1% (based on unpaid principal balance) related to loans secured by properties in New York, New York, property types and markets that have been particularly negatively impacted by the COVID-19 pandemic.

•

We have continued our active engagement with our borrowers, some of whom have indicated that, due to the impact of the COVID-19 pandemic, they will be unable to timely execute their business plans, have had to temporarily close their businesses, experienced delays in leasing of real property, or have experienced other negative business consequences and have requested temporary interest deferral or forbearance, or other modifications of their loans. These and other borrowers may be unable to generate operating cash flow sufficient to fund debt service, which, when combined with a decline in underlying asset values, may lead to loan losses. While we have completed a number of loan modifications to date, we also may continue to make additional modifications depending on the duration of the COVID-19 pandemic and its impact on our borrowers’ business plans and our borrowers’ financial condition, liquidity and results of operations. If we are unable to negotiate such loan modifications on terms acceptable to us, or at all, or to successfully sell such loans or if our borrowers default and we are forced to foreclose on the assets underlying our loans or operate or sell any properties securing our loans, the credit profile of our assets and our business, financial condition, liquidity, results of operations and prospects could be materially and adversely affected. From March 15, 2020 through April 30, 2021, we modified 35 investments representing $3.3 billion of unpaid principal balance, or 51.6% of our loan portfolio based on unpaid principal balance as of April 30, 2021. With respect to our loans that were modified during the pandemic, as of April 30, 2021, reported LTVs changed on sixteen of the modified investments, representing $1.6 billion of unpaid principal balance or 25.3% of the loans based on unpaid principal balance. Reported LTVs increased in modifications representing 9.0% of our loans based on unpaid principal balance and decreased in modifications representing 16.3% of our loans based on unpaid principal balance. For investments with changes to reported LTVs due to loan modifications, ten were due to an investment paydown or reduced loan commitment, four were due to an increase in construction costs or increased loan commitment, one was due to a revised appraisal and one was due to a collateral release in connection with a partial loan repayment. The loan modifications included term extensions, repurposing of reserves, temporary deferrals of interest payments, additional financing commitments, and performance test waivers, among other items, in exchange for future credit enhancements such as partial loan repayments, operating cash flow sweeps, and mandatory future principal paydowns. Only one of the modifications, relating to a loan secured by a hospitality asset in San Diego, California with an unpaid principal balance representing 1.5% of our loan portfolio as of March 31, 2021, was considered a “troubled debt restructuring” under GAAP. The modification includes a waiver of exit fees, a reduction in contractual interest payments, and an extension of the loan’s maturity date in exchange for a principal repayment. The loan is on non-accrual status and is in maturity default. In many cases, such loan modifications require approval of our financing counterparties. Obtaining such approvals has required in the past and may require in the future reduction of advance rates on financing, increased borrowing costs or a combination thereof, which could have an adverse impact on our returns on equity and reduce our liquidity. In addition, such loan modifications have reduced, and may reduce in the future, interest income payments received in the near term, or result in paydowns of loans receivable, and lower levels of financing against certain assets, all of which are expected to reduce our returns on equity.

•

On February 6, 2018, we originated a $85.0 million mezzanine loan secured by a portfolio of seven limited service hotel properties located in New York, New York, which was subordinate to a $300.0 million securitized senior mortgage. Following the onset of the COVID-19 pandemic, the hotels were forced to close, causing the borrower to experience financial difficulty which resulted in the borrower not paying debt service on the loan. Beginning in June 2020, we began funding debt service on the $300.0 million securitized senior mortgage as protective advances on our loan, which totaled $18.9 million through February 2021. On February 8, 2021, we foreclosed on the portfolio of seven limited service hotel properties through a Uniform Commercial Code foreclosure. The hotel portfolio now appears as real estate owned, net on our balance sheet and, at the time of foreclosure and as of March 31, 2021 was by a $300.0 million securitized senior mortgage, which is included as a liability on our balance sheet.

•

As of March 31, 2021, there were five investments consisting of six loans that were on non-accrual status, representing $516.0 million of unpaid principal balance, or 7.9% of our portfolio (based on unpaid principal balance), of which there were four investments consisting of five loans on non-accrual status, representing $281.5 million of unpaid principal balance, or 4.3% of our loan portfolio (based on unpaid principal balance), as a result of not being current on debt service for 90 days. Additionally, there was one investment, with an outstanding principal balance of $234.4 million, representing 3.6% of our portfolio (based on unpaid principal balance) at March 31, 2021, which had been placed on non-accrual status in the third quarter of 2020 as a result of interest payments becoming 90 days past due, which was modified in December 2020 resulting in all past due interest being paid, bringing the loan current. Pursuant to GAAP, this loan will be accounted for on a cash basis following the modification, meaning that interest income is recognized when received, until all principal and interest payments contractually due are reasonably assured and there is a consistent period of repayment by the borrower. Although this loan remains current at April 30, 2021, it is still classified as being on non-accrual.

•

Certain of our borrowers’ tenants have been, and may in the future be, unable to pay rent on their leases or our borrowers may be unable to re-lease space that becomes vacant on acceptable terms, which inability could cause our borrowers to default on their loans and could cause us to: (i) no longer be able to pay dividends to our stockholders at our current rates or at all due to reduced operating cash flows, and cause us to preserve liquidity and (ii) be unable to meet our obligations to lenders or satisfy our financial covenants, which could cause us to have to sell our investments or raise capital, if available, on unattractive terms;

•

Our borrowers under our construction loans may be unable to continue or complete construction as planned (timing and cost), which may affect their ability to complete construction and lease space, collect rent or sell units and, consequently, their ability to pay principal or interest on our construction loans;

•

The COVID-19 pandemic likely will reduce the availability of our sources of liquidity, including selling or financing assets or raising capital, but our requirements for liquidity, including future loan funding obligations and margin calls, likely will not be commensurately reduced. Additionally, pursuant to our contractual arrangements with our borrowers, we will be required to fund borrower unfunded loan commitments, even at times when our liquidity position is constrained. If we do not have funds available to meet our obligations, we would have to raise funds from alternative sources, which may only be available on unfavorable terms or may not be available to us due to the impacts of the COVID-19 pandemic. We expect that the adverse impact of the COVID-19 pandemic will likely adversely affect our liquidity position and, if we face liquidity concerns, we may have to continue to curtail our originations in a manner that materially and adversely affects our ability to execute our growth strategy.

•

Interest rates and credit spreads have been significantly impacted since the outbreak of the COVID-19 pandemic. This can result in changes to the fair value of our fixed and floating rate loans and also the interest obligations on our floating-rate debt, which could result in an increase in our interest expense.

The immediately preceding outcomes are those we consider to be most material as a result of the COVID-19 pandemic. We have also experienced and may experience other negative impacts to our business as a result of the COVID-19 pandemic that could exacerbate other risks described in this prospectus, including:

•	the lack of liquidity in certain of our assets;

•

the greater risk of loss to which we are exposed in connection with subordinated mortgage interests, mezzanine loans, and other assets that are subordinated or otherwise junior in a borrower’s capital structure and that involve privately negotiated structures;

•	the greater risk of loss and exposure to potential operating losses from our real estate owned investment and risks related to real estate ownership in general;

•	risks associated with loans on properties in transition or construction;

•	impairment of our investments and harm to our operations from a prolonged economic slowdown, a lengthy or severe recession or declining real estate values;

•	the concentration of our loans and investments in terms of geography, asset types and sponsors from time to time, especially during the COVID-19 pandemic;

•

difficulty accessing debt and equity capital on attractive terms, or at all, and a severe disruption and instability in the financial markets or deteriorations in credit and financing conditions, which may affect our ability and our borrowers’ ability to make required payments of principal and interest (whether due to an inability to make such payments, an unwillingness to make such payments, or a waiver of the requirement to make such payments on a timely basis or at all);

•

the extent to which the value of commercial real estate declines and negatively impacts the value of our collateral, which has led or could lead to loan loss reserves or impairments on our investments and, with respect to loans financed on our repurchase facilities, may lead to margin calls or the removal of such loans as collateral;

•

our inability to satisfy any margin calls from our lenders or required loan paydowns under our financings. If we fail to resolve such margin calls when due by payment of cash or delivery of additional collateral, the lenders may exercise remedies, including demanding payment by us of our aggregate outstanding financing obligations, increasing the interest rate on advanced funds, terminating our ability to borrow funds from them and/or taking ownership of the loans or other assets securing the applicable obligations, and we may have to reduce our loan originations in a manner that materially and adversely affects our ability to execute our growth strategy, which may reduce our returns on equity. We may not have the funds available to repay such financing obligations, and we may be unable to raise necessary funds from alternative sources of financing on favorable terms or at all. Forced sales of the loans or other assets that secure our financing obligations in order to pay outstanding financing obligations may be on terms less favorable to us than might otherwise be available in a regularly functioning market, may result in realized loan losses, and could result in deficiency judgments and other claims against us. In addition, if any such event constitutes an event of default under any of our indebtedness, it could result in a cross-default under our other indebtedness and secured lenders exercising remedies similar to those referenced above;

•

disruptions to the efficient function of our operations because of, among other factors, any inability to access short-term or long-term financing for the loans we make and fulfill future loan funding commitments;

•	our need to sell assets, potentially at a loss, which could reduce our earnings and capital base;

•

decreases in observable market activity or unavailability of information, resulting in restricted access to key inputs such as LTVs, capitalization rates and discount rates used to derive certain estimates and assumptions made in connection with financial reporting or otherwise, including recognition of loan loss reserves or impairments, or valuing our loans or the underlying collateral;

•	downgrades in, adverse changes in outlook of, or withdrawals of, credit ratings assigned to our financings;

•	the difficulty of estimating provisions for loan losses;

•	our inability to remain in compliance with the financial covenants of our financing agreements with our lenders in the event of impairments in the value of the loans we own, reducing our equity base;

•	borrower and counterparty risks;

•

if the market value or income potential of collateral for our loans declines beyond a certain extent, we may need to increase our real estate investments and income and/or liquidate our non-qualifying assets in order to maintain our REIT qualification or exclusion from registration under the 1940 Act;

•

operational impacts on ourselves and on our third-party advisors, service providers, loan servicers, vendors and counterparties, including advisors or providers that provide construction monitoring services, information technology services, legal and accounting services, or other operational support services;

•

effects of legal and regulatory responses to concerns about the COVID-19 pandemic and related public health issues, including moratoria on business activities, construction, foreclosures, rent cancellation and other remedies, which could result in additional regulation or restrictions affecting the conduct of our business;

•	our inability to ensure operational continuity in the event our business continuity plan is not effective or ineffectually implemented or deployed during a disruption; and

•	the availability of key personnel of our Manager and our service providers as they face changed circumstances and potential illness during the pandemic.

Although there are effective vaccines for COVID-19 that have been approved for use, there can be no assurance that efforts to vaccinate the public will be successful in ending the pandemic. The rapid development and fluidity of this situation continues to preclude any prediction as to the ultimate adverse impact of the COVID-19 pandemic on economic and market conditions, and, as a result, present material uncertainty and risk with respect to us and the performance of our investments. The full extent of the impact and effects of the COVID-19 pandemic will depend on future developments, including, among other factors, the duration and the severity of the COVID-19 pandemic, potential resurgences of COVID-19, along with the related travel advisories, quarantines and business restrictions, the effectiveness and efficiency of distribution of vaccines, the recovery time of the disrupted supply chains and industries, the impact of the labor market interruptions, the impact of government interventions, uncertainty with respect to the duration or the severity of the global economic slowdown, and the performance or valuation outlook for CRE markets and certain property types. The COVID-19 pandemic and the current financial, economic and capital markets environment, and future developments in these and other areas present uncertainty and risk and have had an adverse effect on us and may have a material adverse effect on us in the future.

Risks Related to Our Reliance on Our Manager and its Affiliates

Our future success depends on our Manager and its access to the key personnel and investment professionals of our Sponsor and its affiliates.

We are externally managed and advised by our Manager, an investment adviser registered with the SEC pursuant to the Advisers Act. We have no direct employees or facilities. We rely completely on our Manager and its affiliates to provide us with investment advisory services, which, in the case of our Manager’s affiliates, are provided to our Manager pursuant to a services agreement with MRECS. Our Manager is an affiliate of MRECS and all of our officers are employees or principals of MRECS or its affiliates. Our Manager has significant discretion as to the implementation of our investment and operating policies and strategies.

Accordingly, we believe that our success depends to a significant extent upon the efforts, experience, diligence, skill and network of business contacts of the officers, key personnel and investment professionals of our Sponsor and its affiliates, including our Manager. Our Manager, through the officers, key personnel and investment professionals of our Sponsor and its other affiliates, will evaluate, negotiate, close and monitor our investments and advise us regarding maintenance of our REIT status and exclusion from registration under the 1940 Act; therefore, our success depends on their continued service. The departure of any of the officers, key personnel or investment professionals of our Sponsor or its affiliates could have a material adverse effect on us and our operations and/or subject us to compensation-related claims in connection with our Incentive Award Plan. To date, in connection with the departure of a certain executive from MRECS, 1,610,874 RSUs (585,462 time vesting and 1,025,412 performance vesting) we previously issued to the executive were cancelled in accordance with their terms. We understand that the executive is challenging the basis for cancellation of the RSUs and may bring claims against us to reinstate the RSUs and/or for damages.

We offer no assurance that our Manager will remain our investment manager or that we will continue to have access to the officers, key personnel and investment professionals of our Sponsor and its affiliates. The term of the Management Agreement with our Manager extends until the earlier of August 25, 2025 and the time at which all of our investments have been disposed of by a Complete Disposition (as defined in the Management Agreement). If the Management Agreement is terminated and no suitable replacement is found to manage us, we may not be able to execute our investment strategy, which would materially and adversely affect us.

If our Sponsor and its other affiliates are unable to hire and retain qualified loan originators and maintain relationships with key loan market participants, we could be materially and adversely affected.

We depend on our Sponsor’s network of business contacts to generate borrower clients by, among other things, developing and maintaining relationships with property owners, developers, mortgage brokers and investors and others, which we believe leads to repeat and referral business. Accordingly, our Sponsor and its other affiliates, which provide services to our Manager, must be able to attract, motivate and retain skilled loan originators. The market for loan originators is highly competitive and may lead to increased costs to hire and retain them. We cannot guarantee that our Sponsor and its affiliates will be able to attract, motivate and retain qualified loan originators. If our Sponsor and its affiliates cannot attract, motivate or retain a sufficient number of skilled loan originators, or even if they can motivate or retain such originators but at higher costs, we could be materially and adversely affected. While our Sponsor will strive to continue to cultivate long-standing relationships that generate repeat business for us, borrowers and loan brokers are free to transact business with other lenders. Our competitors also have relationships with many of the same borrowers and loan brokers and actively compete with us in bidding on potential loans, which could impair our loan origination volume and reduce our returns.

The personnel providing services to our Manager are not required to dedicate a specific portion of their time to the management of our business.

Neither our Sponsor nor any of its other affiliates is obligated to dedicate any specific personnel exclusively to our Manager, and in turn to us, nor will it or its personnel be obligated to dedicate any specific portion of their time to the management of our business other than the portion of our Manager’s time as is necessary and appropriate for our Manager to perform its services under the Management Agreement. As a result, we cannot provide any assurances regarding the amount of time our Manager or its affiliates will dedicate to the management of our business and our Manager and its affiliates may have conflicts in allocating its time, resources and services among our business and any other investment vehicles and accounts our Manager or its affiliates or their respective personnel may manage. Each of our officers is also an employee or principal of MRECS or its affiliates, who has now or may be expected to have significant responsibilities for other investment vehicles, whether focused on credit or equity investments, currently or in the future managed by our executive officers, our Manager or its affiliates. Consequently, we may not receive the level of support and assistance that we otherwise might receive if we were internally managed. Our Manager and its affiliates are not restricted from entering into other investment advisory relationships or from engaging in other business activities from time to time.

Our Manager manages our loan portfolio pursuant to very broad investment guidelines and is not required to seek the approval of our Board for each of our investment decisions, which may result in investment returns that are substantially below expectations or that result in material losses, which could materially and adversely affect us.

Our Manager is authorized to follow very broad investment guidelines that provide it with substantial discretion in our investment decisions. Our Board will periodically review and update our investment guidelines and will also periodically review our investment portfolio, but is not required to review or approve specific investments. Our Manager will have great latitude within the broad parameters of the investment guidelines to be set by our Board in determining our investments and investment strategies, which could result in investment returns that are substantially below expectations or that result in material losses, which could materially and adversely affect us.

Our success depends on the availability of attractive investments and our Manager’s ability to identify, structure, consummate, leverage, manage and realize returns on our investments.

Our operating results depend upon the availability of attractive investment opportunities, as well as our Manager’s ability to identify, structure, consummate, leverage, manage and realize returns on them. In general, the availability of attractive investment opportunities and, consequently, the performance of these investments and our operating results will be affected by the level and volatility of interest rates, conditions in the financial markets, general economic conditions, the demand from real estate sponsors for CRE debt capital and the supply of such capital from traditional and non-traditional lenders. We cannot make any assurances that our Manager will be successful in identifying and consummating additional investments expected to achieve our desired performance or that these investments, once made, will perform as anticipated.

We may compete with other investment vehicles managed by our Sponsor or its affiliates, including our Manager, or have other conflicts of interest with our Sponsor or its affiliates, including our Manager, which may result in decisions that are not in the best interests of our stockholders.

From time to time, we may compete with other investment vehicles managed by our Sponsor or its affiliates, including our Manager, or our interests may conflict with those of our Sponsor or its affiliates including our Manager. Representatives of our Sponsor also serve on our Board. Certain of our stockholders prior to this offering have representatives on our Board. In addition, certain of our stockholders prior to this offering have an ownership position in our Manager. There can be no assurance that we will be able to adopt policies and procedures that adequately identify and address all of the conflicts of interest that may arise. Some examples of potential conflicts include:

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Broad and Wide-Ranging Activities. Our Sponsor and its affiliates, including our Manager, engage in a broad spectrum of activities in the real estate industry. One or more of our Sponsor’s affiliates may have an investment strategy similar to ours, and therefore may engage in competing activities with us or otherwise may have business interests that conflict with ours.

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Allocation of Investment Opportunities. Certain inherent conflicts of interest arise from the fact that our Sponsor, and its affiliates, including our Manager, will provide investment management and other services both to us and other investment vehicles or accounts they manage. Our Sponsor and its affiliates, including our Manager, are not restricted from entering into other investment advisory relationships or from engaging in other business activities from time to time. As of the date of this prospectus, we, the JV and the High Yield Fund are the sole multi-investor pooled investment vehicles managed by our Sponsor and its affiliates, including our Manager, that invest in CRE debt. No existing investment vehicles or accounts managed by our Sponsor or its affiliates, including our Manager, currently have an investment strategy that is substantially similar to our core investment strategy. Though we do not anticipate making any new loan investments in the JV, and our Sponsor and its affiliates, including our Manager, do not anticipate forming or managing any other investment vehicles or accounts that would have an investment strategy that is substantially similar to our core investment strategy, our Sponsor and its affiliates, including our Manager, are not legally prohibited from forming or managing such investment vehicles or accounts and, regardless, the High Yield Fund and future investment vehicles or accounts managed by our Sponsor or its affiliates may from time to time invest in assets that overlap with our target assets. If any such situation arises, investment opportunities may be allocated between us, the High Yield Fund and other investment vehicles or accounts in a manner that may result in fewer investment opportunities being allocated to us than would have otherwise been the case. Our Sponsor and its affiliates may also give advice to other sponsored vehicles or accounts that differs from advice given to us by our Manager even if the underlying investment objectives are similar. While our Sponsor and its affiliates will seek to manage potential conflicts of interest in a fair and equitable manner, the strategies employed by our Sponsor and its affiliates in managing other sponsored vehicles or accounts could conflict with the strategies employed by our Manager in managing our business. The business decisions of our Sponsor and its other affiliates with respect to other investment vehicles or accounts may adversely affect the marketability, exit strategy, prices and availability of the assets, securities and instruments in which we invest. Conversely, participation in specific investment opportunities may be appropriate, at times, for both us and other investment vehicles or accounts sponsored by our Sponsor or its affiliates, which may result in us not participating in certain investment opportunities in which we would have otherwise participated. Additionally, prospective investors should note that we are not precluded from entering into other third-party joint ventures or additional co-investment arrangements that have the effect of diluting our stockholders beneficial interest in certain of our investments. Consequently, a stockholder’s indirect economic interest in each investment, expressed as a percentage of the overall economic interests in the investments, may vary substantially. Economically, certain investors may have more or less opportunity to profit or exposure to losses with respect to each investment. Our Board has discretion over these arrangements and stockholders will not have the right to participate therein (other than by virtue of their ownership of our common stock, to the extent of the Company’s interest in a joint venture or co-investment interest, as the case may be) unless specifically agreed with the Company and approved by our Board. For additional information, see “Our Manager and the Management Agreement—Conflicts of Interest.”

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Variation in Financial and Other Benefits. A conflict of interest could arise where the financial or other benefits available to our Manager or its affiliates (including our stockholders prior to this offering who hold an ownership position in our Manager) differ among the accounts, clients, entities, funds and/or investment companies, including us, which we refer to collectively as Clients, that they manage. If the amount or structure of the base management fee, incentive fee and/or other fees payable to our Sponsor or its affiliates differs among Clients, or if our Sponsor establishes management entities other than our Manager that do not include similar third-party ownership or participation interests, our Sponsor or its affiliates might be motivated to prioritize more lucrative Clients over others, including us. Similarly, the desire to maintain assets under management or to enhance our Sponsor’s performance record or to derive other rewards, financial or otherwise, could cause our Sponsor or its affiliates to afford preferential treatment to those Clients that could most significantly benefit our Sponsor, which may not include us. Our Sponsor or its affiliates may, for example, have an incentive to allocate favorable or limited opportunity investments or structure the timing of investments to favor those Clients. Additionally, our Sponsor or its affiliates or their respective personnel might be motivated to favor Clients in which it or they have the most significant direct or indirect ownership interest, which might consist of Clients other than us.

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Service Providers. Our service providers (including lenders, brokers, attorneys, and investment banking firms) may be sources of investment opportunities, counterparties therein or advisors with respect to those investment opportunities. This may influence our Manager in deciding whether to select a particular service provider. In addition, some service providers may be unavailable to us as a result of conflicts relating to other businesses of our Sponsor or its affiliates, including our Manager, and their respective transactions.

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Material, Non-Public  Information. We, directly or through our Manager and its affiliates, may come into possession of material non-public information with respect to an issuer or borrower in which we have invested or may invest. Should this occur, our Manager may be restricted from buying or selling securities, derivatives or loans of the issuer or borrower on our behalf until such time as the information becomes public or is no longer deemed material. Disclosure of information to the personnel responsible for management of our business may be on a need-to-know basis only, and we may not be free to act upon any of that information. Therefore, we and/or our Manager may not have access to material non-public information in the possession of our Sponsor or its other affiliates which might be relevant to an investment decision to be made by our Manager on our behalf, and our Manager may initiate a transaction or purchase or sell an investment which, if the information had been known to it, may not have been undertaken. Due to these restrictions, our Manager may not be able to initiate a transaction on our behalf that it otherwise might have initiated and may not be able to purchase or sell an investment that it otherwise might have purchased or sold, which could negatively affect us.

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Possible Future Activities. Our Sponsor and its affiliates, including our Manager, may expand the range of services that they provide over time. Except as and to the extent expressly provided in the Management Agreement and as they may expressly agree in writing, our Sponsor and its affiliates will not be restricted in the scope of their business or in the performance of any services (whether now offered or undertaken in the future) even if these activities could give rise to conflicts of interest, and whether or not the conflicts are specifically described herein.

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Transactions with Other Vehicles or Accounts Managed by our Sponsor or its Affiliates. Though not currently expected, from time to time, we may enter into transactions with other vehicles or accounts managed by our Sponsor or its affiliates. These transactions will be conducted in accordance with the Management Agreement (including the requirement that the transactions be approved by us) and applicable laws and regulations.

Our Manager is responsible for the management of our business as well as the JV’s business, and an affiliate of our Manager is responsible for the management of the High Yield Fund’s business, which could result in conflicts in allocating its investment opportunities, time, resources and services among us, the High Yield Fund and other vehicles or accounts managed by our Sponsor or its affiliates.

Our Manager manages our business and the JV’s business, and an affiliate of our Manager is responsible for the management of the High Yield Fund, which could result in conflicts of interest. As of the date of this prospectus, we, the JV and the High Yield Fund are the sole multi-investor pooled investment vehicles managed by our Sponsor and its affiliates, including our Manager, that invest in CRE debt. No existing investment vehicles or accounts managed by our Sponsor or its affiliates, including our Manager, currently have an investment strategy that is substantially similar to our core investment strategy. Though we do not anticipate making any new loan investments in the JV, and our Sponsor and its affiliates, including our Manager, do not anticipate forming or managing any other investment vehicles or accounts that would have an investment strategy that is substantially similar to our core investment strategy, our Sponsor and its affiliates, including our Manager, are not legally prohibited from forming or managing such investment vehicles or accounts and, regardless, the High Yield Fund and future investment vehicles or accounts managed by our Sponsor or its affiliates may from time to time invest in assets that overlap with our target assets. If any such situation arises, investment opportunities may be allocated between us, the High Yield Fund and other investment vehicles or accounts in a manner that may result in fewer investment opportunities being allocated to us than would have otherwise been the case. To the extent that a conflict arises, our Sponsor and its affiliates, including our Manager, will seek to allocate investment opportunities in a fair and equitable manner in accordance with the Allocation Policy. Additionally, neither our Sponsor nor its affiliates is obligated to dedicate any specific personnel exclusively to our Manager, and in turn to us, nor will it or its personnel be obligated to dedicate any specific portion of their time to the management of our business other than the portion of our Manager’s time as is necessary and appropriate for our Manager to perform its services under the Management Agreement. As a result, we cannot provide any assurances regarding the amount of time our Manager or its affiliates will dedicate to the management of our business as opposed to that of the JV, the High Yield Fund and future investment vehicles or accounts, and our Manager or its affiliates may have conflicts in allocating their time, resources and services among our business and the JV, the High Yield Fund and any other investment vehicles and accounts our Manager or its affiliates may manage.

The structure of our Manager’s fees may not create effective incentives and may cause our Manager to make riskier investments.

We will pay our Manager base management fees irrespective of the performance of our investments. That may reduce our Manager’s incentive to devote sufficient effort to seeking attractive investment opportunities as compared to an arrangement in which all fees are performance-based. In addition, because the base management fees are based upon stockholders’ equity, our Manager may be incentivized to increase our equity even if doing so would dilute potential returns for our existing stockholders. On the other hand, our Manager is also entitled to receive incentive fees based on our quarterly performance. These incentive fees may lead our Manager to place undue emphasis on the maximization of short-term net income at the expense of effective risk management in order to achieve higher incentive fees (for example, by causing our Manager to underwrite investments that are generally riskier and more speculative and/or by being unduly aggressive in deploying capital such that we fail to maintain adequate liquidity). This could result in increased risk to our loan portfolio. Accordingly, the structure of our Manager’s fees may fail to promote effective alignment of interests between our Manager and us at any given time, which could materially and adversely affect us.

Termination of the Management Agreement would be costly.

Termination of the Management Agreement would be costly. If we default in the performance or observance of any material term, condition or covenant contained in the Management Agreement and our Manager terminates the Management Agreement, the Management Agreement provides that we will pay our Manager a termination fee equal to three times the sum of the average annual base management fee and the average annual incentive fee earned during the 24-month period immediately preceding the date of termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination.

We do not have, and do not intend to adopt, a policy that expressly prohibits our directors, officers, security holders or persons performing services on our behalf (including our Manager and its affiliates) from engaging for their own account in business activities of the types conducted by us.

We do not have, and do not intend to adopt, a policy that expressly prohibits our directors, officers, security holders or persons performing services on our behalf (including our Manager and its affiliates) from engaging for their own account in business activities of the types conducted by us. In addition, the Management Agreement with our Manager does not prevent our Sponsor or its affiliates, including our Manager, from engaging in additional management or investment opportunities, some of which could compete with us.

Our Manager’s liability is limited under the Management Agreement and we have agreed to indemnify our Manager against certain liabilities.

Pursuant to the Management Agreement, our Manager will not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of our Board in following or declining to follow its advice or recommendations. Under the terms of the Management Agreement, our Manager, its officers, stockholders, members, managers, directors, employees, consultants and personnel and any person controlling or controlled by our Manager and any of those person’s officers, stockholders, members, managers, directors, employees, consultants and personnel and any person providing sub-advisory services to our Manager will not be liable to us, any subsidiary of ours, our Board, our stockholders or any subsidiary’s stockholders, members or partners for acts or omissions (including market movements or trade errors that may result from ordinary negligence, such as errors in the investment decision-making process or in the trade process) performed in accordance with and pursuant to the Management Agreement, except because of acts or omissions constituting fraud or gross negligence in the performance of our Manager’s duties under the Management Agreement or our Manager’s material breach of the Management Agreement, as determined by a judgment at first instance of a court of competent jurisdiction. We have agreed to indemnify our Manager, its officers, stockholders, members, managers, directors, employees, consultants, personnel, any person controlling or controlled by our Manager and any of those person’s officers, stockholders, members, managers, directors, employees, consultants and personnel and any person providing sub-advisory services to our Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of our Manager or such person made in good faith in the performance of our Manager’s duties under the Management Agreement and not constituting fraud or gross negligence in the performance of our Manager’s duties under the Management Agreement. As a result, we could experience poor performance or losses for which our Manager would not be liable.

Risks Related to Our Company

Our business strategy is focused on lending against assets in major markets which have been, and in the future may continue to be, subject to protests, riots or other forms of civil unrest.

Although we diversify our loan portfolio of investments, our business strategy is focused on lending against assets in major markets which have been, and in the future may continue to be, subject to protests, riots or other forms of civil unrest. For example, as of March 31, 2021, our real estate owned investment and 41.3% of our loan portfolio (based on unpaid principal balance) was secured by properties (or equity interests relating thereto) in the New York metropolitan area. To the extent that such protests, riots or other forms of civil unrest have a material adverse effect on our borrowers’ businesses or have the effect of decreasing demand for commercial real estate in such metropolitan areas, including as a result of a general decline in the desire to live, work in or travel to such metropolitan areas, the value of our investments, and our business, financial condition, liquidity, results of operations and prospects may be materially and adversely affected.

We may not be able to continue to find suitable investments or generate sufficient revenue to make or sustain distributions to our stockholders.

We cannot assure you that we will be able to continue to find suitable investments, including due to the COVID-19 pandemic, or implement our operating policies and strategies as described in this prospectus. Our ability to generate attractive risk-adjusted returns for our stockholders over the long-term is dependent on our ability to generate sufficient cash flow to pay an attractive dividend. There can be no assurance that we will be able to generate sufficient revenues from operations to pay our operating expenses and pay dividends to stockholders. Our results of operations and cash flows depend on several factors, including the availability of attractive risk-adjusted investment opportunities for the origination and/or acquisition of target assets, the ability of our Manager to identify and consummate investments on favorable terms or at all, the level and volatility of interest rates, the availability of adequate short- and long-term financing, conditions in the financial markets and general economic conditions.

Our investment strategy, our investment guidelines, our target assets and our financing strategy may be changed without stockholder consent.

The investment guidelines approved by our Board, and required to be followed by our Manager, are broad. Moreover, these guidelines, as well as our investment strategy, target assets, financing strategy and policies with respect to investments, originations, acquisitions, growth, operations, indebtedness, hedging, capitalization, distributions and other corporate matters may be changed at any time without the consent of our stockholders, subject to applicable law. This could result in changes to the risk profile of our loan portfolio over time. A change in our investment strategy may also increase our exposure to interest rate risk, default risk and real estate market fluctuations. Furthermore, a change in our target assets could result in our making investments in asset categories different from those described in this prospectus. These changes could materially and adversely affect us.

Changes in laws or regulations governing our operations or those of our competitors, or changes in the interpretation thereof, or newly enacted laws or regulations, could result in increased competition for our target assets, require changes to our business practices and collectively could adversely impact our revenues and impose additional costs on us, which could materially and adversely affect us.

The laws and regulations governing our operations or those of our competitors, as well as their interpretation, may change from time to time, and new laws and regulations may be enacted. We may be required to adopt or suspend certain business practices as a result of any changes, which could impose additional costs on us, which could materially and adversely affect us. For example, as a result of the COVID-19 pandemic, some government entities have instituted remedies such as moratoria on business activities, construction, evictions and foreclosures and rent cancellation, all of which may adversely affect us or our borrowers. Furthermore, if

“regulatory capital” or “capital adequacy” requirements—whether under the Dodd-Frank Act, Basel III, or other regulatory action—are further strengthened or expanded with respect to lenders that provide us with debt financing, or were to be imposed on us directly, they or we may be required to limit or increase the cost of financing they provide to us or that we provide to others. Among other things, this could potentially increase our financing costs, reduce our ability to originate or acquire loans and reduce our liquidity or require us to sell assets at an inopportune time or price.

In addition, various laws and regulations currently exist that restrict the investment activities of banks and certain other financial institutions but do not apply to us, which we believe creates opportunities for us to originate loans and participate in certain other investments that are not available or attractive to these more regulated institutions. However, proposals for legislation that would change how the financial services industry is regulated are continually being introduced in the U.S. Congress and in state legislatures. Federal financial regulatory agencies may adopt regulations and amendments intended to effect regulatory reforms including reforms to certain Dodd-Frank-related regulations. Prospective investors should be aware that changes in the regulatory and business landscape as a result of the Dodd-Frank Act and as a result of other current or future legislation and regulation may decrease the restrictions on banks and other financial institutions and allow them to compete with us for investment opportunities that were previously not available or attractive to, or otherwise pursued by, them, which could have a material adverse impact on us. See “—Risks Related to Our Investments—We operate in a competitive market for the origination and acquisition of attractive investment opportunities and competition may limit our ability to originate or acquire attractive risk-adjusted investments in our target assets, which could have a material adverse effect on us.”

Over the last several years, there also has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will become subject to new regulation. While it cannot be known at this time whether any regulation will be implemented or what form it may take, increased regulation of non-bank lending could negatively impact our results of operations, cash flows and financial condition, impose additional costs on us or otherwise materially and adversely affect us.

Failure to obtain, maintain or renew required licenses and authorizations necessary to operate our mortgage-related activities may materially and adversely affect us.

We and our Manager are required to obtain, maintain or renew certain licenses and authorizations (including “doing business” authorizations and licenses to act as a commercial mortgage lender) from U.S. federal and/or state governmental authorities, government sponsored entities or similar bodies in connection with some or all of our mortgage-related activities. There is no assurance that we or our Manager will be able to obtain any or all of the licenses and authorizations that we require or that we or our Manager will avoid experiencing significant delays in seeking these licenses and authorizations. The failure of our Company or our Manager to obtain, maintain or renew the required licenses and authorizations would restrict our ability to engage in certain core business activities, and could subject us to fines, suspensions, terminations and various other adverse actions if it is determined that we or our Manager have engaged in these activities without the requisite licenses or authorizations. If these issues arise, they could have a material adverse effect on us.

State licensing requirements will cause us to incur expenses and our failure to be properly licensed may have a material adverse effect on us.

Non-bank companies are generally required to hold licenses in a number of U.S. states to conduct lending activities. State licensing statutes vary from state to state and prescribe or impose: various recordkeeping requirements; restrictions on loan origination and servicing practices, including limits on finance charges and the type, amount and manner of charging fees; disclosure requirements; requirements that licensees submit to periodic examination; surety bond and minimum specified net worth requirements; periodic financial reporting requirements; notification requirements for changes in principal officers, stock ownership or corporate control;

restrictions on advertising; and requirements that loan forms be submitted for review. Obtaining and maintaining state licenses will cause us to incur expenses and failure to be properly licensed under state law or otherwise may have a material adverse effect on us.

Actions of the U.S. government, including the U.S. Congress, Federal Reserve, U.S. Treasury and other governmental and regulatory bodies, to stabilize or reform the financial markets, or market response to those actions, may not achieve the intended effect and could materially and adversely affect us.

The Dodd-Frank Act imposes significant investment restrictions and capital requirements on banking entities and other organizations that are significant to U.S. financial stability. For instance, the Volcker Rule provisions of the Dodd-Frank Act impose significant restrictions on the proprietary trading activities of “banking entities” (as defined under the Volcker Rule) and on their ability to acquire or retain an “ownership interest” (as defined under the Volcker Rule) in, “sponsor” (as defined under the Volcker Rule) or have certain relationships with “covered funds” (as defined under the Volcker Rule), unless pursuant to an exclusion or exemption under the Volcker Rule. The Dodd-Frank Act also subjects non-bank financial companies that have been designated as “systemically important” by the Financial Stability Oversight Council to increased capital requirements and quantitative limits for engaging in such activities, as well as consolidated supervision by the Board of Governors of the Federal Reserve System. In addition, the Dodd-Frank Act seeks to reform the asset-backed securitization market (including the mortgage-backed securities, or MBS, market) by requiring the retention of a portion of the credit risk inherent in each pool of securitized assets and by imposing additional registration and disclosure requirements. In October 2014, five federal banking and housing agencies and the SEC issued final credit risk retention rules, which generally require sponsors of asset-backed securities to retain at least 5% of the credit risk relating to the assets that underlie each issuance of such securities. These rules have become effective for new securitization transactions backed by all types of financial assets, including residential and commercial loans and leases. While the full impact of such rules, the Dodd-Frank Act as a whole and other like-minded regulatory actions and potential actions cannot be fully assessed in the immediate term with respect to our business, they may adversely affect the availability or terms of financing from our lender counterparties whether or not they benefit our business in other ways (such as by causing more CRE borrowers to seek financing from non-bank lenders like us, which could lead to improved pricing).

Recent and future legislative and regulatory developments, such as amendments to key provisions of the Dodd-Frank Act and regulations thereunder, including provisions implementing the Volcker Rule and provisions setting forth capital and risk retention requirements may have an impact on the financial markets and financial services industry. For example, in June 2020, U.S. federal regulatory agencies adopted the Volcker Rule’s restrictions on banking entities sponsoring and investing in certain covered hedge funds and private equity funds, including by adopting new exemptions allowing banking entities to sponsor and invest in credit funds, venture capital funds, customer facilitation funds and family wealth management. The amendments also reduced certain restrictions on extraterritorial fund activities and direct parallel or co-investments made alongside covered funds. The amendments will therefore expand the ability of banking entities to invest in and sponsor private funds. The ultimate consequences on our business remain uncertain and no assurances can be given whether these actions could have a material adverse effect on our results of operations, liquidity and financial condition.

Operational risks, including the risk of cyberattacks, may disrupt our businesses, result in losses and limit our growth.

We rely heavily on our and our Manager’s financial, accounting, treasury, communications and other data processing systems. These systems may fail to operate properly or become disabled as a result of tampering or a breach of the network security systems or otherwise. In addition, these systems are from time to time subject to cyberattacks, which may continue to increase in sophistication and frequency in the future. Attacks on us and our Manager’s and service providers’ systems could involve attempts that are intended to obtain unauthorized access to our proprietary information or personal identifying information of our stockholders or borrowers (and their beneficial owners), destroy data or disable, degrade or sabotage our systems, including through the introduction of computer viruses and other malicious code.

Cybersecurity incidents and cyberattacks have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. Our information and technology systems as well as those of our Manager and other related parties, such as service providers, may be vulnerable to damage or interruption from cybersecurity breaches, computer viruses or other malicious code, network failures, computer and telecommunication failures, infiltration by unauthorized persons and other security breaches, usage errors by their respective professionals or service providers, power, communications or other service outages and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes. As a result of the COVID-19 pandemic, we may face increased cybersecurity risks due to our reliance on internet technology and remote working arrangements, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Cyberattacks and other security threats could originate from a wide variety of sources, including cyber criminals, nation state hackers, hacktivists and other outside parties. There has been an increase in the frequency and sophistication of the cyber and security threats we face, with attacks ranging from those common to businesses generally to those that are more advanced and persistent, which may target us or our Manager because we hold a significant amount of confidential and sensitive information. As a result, we and our Manager may face a heightened risk of a security breach or disruption with respect to this information. If successful, these types of attacks on our or our Manager’s network or other systems could have a material adverse effect on us, due to, among other things, the loss of investor or proprietary data, interruptions or delays in the operation of our business and damage to our reputation. There can be no assurance that measures we or our Manager takes to ensure the integrity of our systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful.

If unauthorized parties gain access to this information and technology systems, they may be able to steal, publish, delete or modify private and sensitive information, including non-public personal information related to stockholders or borrowers (and their beneficial owners) and material non-public information. Although we and our Manager have implemented, and our service providers may implement, various measures to manage risks relating to these types of events, these systems could prove to be inadequate and, if compromised, could become inoperable for extended periods of time, cease to function properly or fail to adequately secure private information. We do not control the cybersecurity plans and systems put in place by third-party service providers, and these third-party service providers may have limited indemnification obligations to us or our Manager, each of which could be negatively impacted as a result. Breaches such as those involving covertly introduced malware, impersonation of authorized users and industrial or other espionage may not be identified even with sophisticated prevention and detection systems, potentially resulting in further harm and preventing them from being addressed appropriately. The failure of these systems or of disaster recovery plans for any reason could cause significant interruptions in our or our Manager’s operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to stockholders, material non-public information and the intellectual property and trade secrets and other sensitive information in the possession of us or our Manager. We or our Manager could be required to make a significant investment to remedy the effects of any failures, harm to our reputations, legal claims that we and our Manager may be subjected to, regulatory action or enforcement arising out of applicable privacy and other laws, adverse publicity and other events that may materially and adversely affect us.

In addition, our business highly depends on information systems and technology. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means. Many jurisdictions in which we operate have laws and regulations relating to data privacy, cybersecurity and protection of personal information. Some jurisdictions have also enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Breaches in security could potentially jeopardize our or our Manager’s, its employees’, or our investors’ or counterparties’ confidential and other information processed and stored in, and transmitted through, our or our Manager’s computer systems and networks, or otherwise cause interruptions or malfunctions in our or our Manager’s, its employees’, or our investors’, our counterparties’ or third parties’ operations, which could result in significant losses, increased costs, disruption of our business, liability to our investors and other counterparties, regulatory intervention or reputational damage. Furthermore, if we or our Manager fail to comply with the relevant laws and regulations, it could result in regulatory investigations and penalties, which could lead to negative publicity and may cause our investors to lose confidence in the effectiveness of our or our Manager’s security measures.

A disaster or a disruption in the infrastructure that supports our business, including a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, could have a material adverse impact on our ability to continue to operate our business without interruption. Our and our Manager’s disaster recovery programs may not be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards might only partially reimburse us for our losses, if at all.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. We may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if we have more than $1.07 billion in annual gross revenues as of the end of our fiscal year (subject to adjustment for inflation), we have more than $700.0 million in market value of our stock held by non-affiliates as of the end of our most recently completed second fiscal quarter (which will be the case shortly after this offering) or we issue more than $1.0 billion of non-convertible debt over a three-year period.

Additionally, the JOBS Act permits an emerging growth company such as us to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the day we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We cannot predict if investors will find our common stock less attractive because we may rely on any of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our per share trading price may be adversely affected and more volatile.

Accounting rules for certain of our transactions are highly complex and involve significant judgment and assumptions. Changes in accounting interpretations or assumptions could impact our ability to timely prepare consolidated financial statements, which could materially and adversely affect us.

Accounting rules for transfers of financial assets, securitization transactions, consolidation of variable interest entities, or VIEs, loan loss reserves and other potential aspects of our operations are highly complex and involve significant judgment and assumptions. These complexities could lead to a delay in preparation of financial information and the delivery of this information to our stockholders, including as a result of an increase in the number of loan modifications that we have processed and expect to process in the future due to the COVID-19 pandemic. Changes in accounting interpretations or assumptions could impact our consolidated financial statements and our ability to timely prepare consolidated financial statements that accurately reflect our financial condition, cash flows and results of operations in accordance with prevailing accounting standards. Our inability to timely prepare our consolidated financial statements in the future could materially and adversely affect us.

Risks Related to Sources of Financing and Hedging

We have a significant amount of debt outstanding, and may incur a significant amount of additional debt in the future, which subjects us to increased risk of loss, which could materially and adversely affect us.

As of March 31, 2021, we had approximately $4.6 billion in consolidated indebtedness outstanding. In the future, subject to market conditions and availability, we may incur significant additional debt through repurchase facilities, asset-specific financing structures, and secured term loan borrowings. Over time, in addition to these types of financings, we may also use other forms of leverage, including secured and unsecured credit facilities, structured financings such as CMBS and CLOs, derivative instruments, public and private secured and unsecured debt issuances by us or our subsidiaries.

Subject to compliance with the leverage covenants contained in our repurchase facilities and other financing documents, the amount of leverage we employ will vary depending on our available capital, our ability to obtain financing, the type of assets we are financing, whether the financing is match-funded, recourse or non-recourse, debt restrictions and other covenants sought to be imposed by prospective and existing lenders and the stability of our loan portfolio’s cash flow, as well as general business conditions affecting lenders and the broader debt capital markets, including overall supply and demand of credit. In addition, we may leverage individual assets at substantially higher levels than our targeted Total Leverage Ratio.

A significant amount of debt subjects us to many risks that, if realized, would materially and adversely affect us, including the risk that:

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our cash flow from operating activities could become insufficient to make required payments of principal and interest on our debt, which would likely result in (a) acceleration of the debt (and any other debt containing a cross-default or cross-acceleration provision), increasing the likelihood of further distress if refinancing is not available on favorable terms or at all, (b) our inability to borrow undrawn amounts under other existing financing arrangements, even if we have timely made all required payments under such arrangements, further compromising our liquidity, and/or (c) the loss of some or all of our assets that are pledged as collateral in connection with our financing arrangements (including assets transferred to lenders under repurchase facilities);

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our debt may increase our vulnerability to adverse economic and industry conditions, including adverse conditions arising from the COVID-19 pandemic, with no assurance that such debt will increase our investment yields in an amount sufficient to offset the associated risks relating to leverage;

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we may be required to dedicate a substantial portion of our cash flow from operating activities to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder distributions and/or other purposes; and

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to the extent the maturity of certain debt (e.g., credit or repurchase facilities) occurs prior to the maturity of a related asset pledged or transferred as collateral for such debt (e.g., an underlying senior or subordinate loan made by us), we may not be able to refinance that debt on favorable terms or at all, which may reduce available liquidity and/or cause significant losses to us.

Although our Manager will seek to prudently manage our exposure to the risk of default on our debt, there can be no assurance that our financing strategy will be successful or that it will produce enhanced returns commensurate with the increased risk of loss that necessarily arises when using leverage. Our financing strategy may cause us to incur significant losses, which could materially and adversely affect us.

Our Secured Term Loan and current repurchase facilities impose, and additional lending facilities may impose, financial and other covenants that restrict our operational flexibility, which could materially and adversely affect us.

Our Secured Term Loan and current repurchase facilities contain, and additional financing facilities may contain, various customary covenants, including requiring us to meet or maintain certain financial ratios or other requirements that restrict our operational flexibility and impede certain investments that we might otherwise make. In addition, certain of our existing lenders and counterparties, and future lenders or counterparties, may require us to maintain minimum amounts of cash or other liquid assets to satisfy ongoing collateral (margin) obligations or pay down borrowings due to declining credit profiles, including those that may be a result of the COVID-19 pandemic. As a result, we may not be able to leverage our assets as fully as we would otherwise choose, which could reduce our liquidity and returns on equity. If we are unable to meet these financial covenants, liquidity requirements and collateral obligations, it could materially and adversely affect us. In addition, certain of our existing lenders require, and future lenders may require, us to agree that we would be in default if our Manager or one or more of its executive officers cease to serve in such capacity for any reason. If we fail to satisfy any of these financial covenants, liquidity requirements or requirements related to our Manager such that a default arises, our lenders may be entitled to enforce remedies such as declaring outstanding amounts due and payable, terminating their commitments, requiring the posting of additional collateral and/or enforcing their security interests against existing collateral, unless we were able to negotiate a waiver, forbearance or other modification. Any such arrangement could be conditioned on an amendment to the lending or repurchase agreement and any related guarantee agreement on terms that may be unfavorable to us. Certain of our financings are, and may also in the future, contain cross-default and/or cross-acceleration provisions with respect to our other debt agreements or facilities. Any such provision could allow a financing counterparty to declare a default because of a default under a financing arrangement with a different financing counterparty, creating multiple financing facility defaults resulting from a single event. This and any other type of default could make it difficult for us to satisfy the requirements necessary to maintain our qualification as a REIT for U.S. federal income tax purposes, as liquidity generated from operating cash flow is transferred to our lenders rather than distributed to our stockholders. As a result, a default on any of our debt could materially and adversely affect us.

Credit ratings assigned to us, our indebtedness or our investments will be subject to ongoing evaluations and revisions and we cannot assure you that those ratings will not be downgraded or withdrawn or placed on negative outlook, which could adversely impact us.

We are currently rated by Standard & Poor’s and Moody’s Investors Service and our Secured Term Loan is also rated. Our credit ratings could change based upon, among other things, our historical and projected business, financial condition, liquidity, results of operations, and prospects. On March 26, 2020, Standard & Poor’s lowered our issuer and senior secured debt credit ratings to B+ from BB- and assigned a “negative” outlook as a result of conditions arising from the COVID-19 pandemic. On June 7, 2021, Standard and Poor’s revised its outlook to “stable” from “negative” and affirmed our issuer and senior secured debt credit rating of B+. On April 14, 2020, Moody’s Investors Service affirmed our issuer and senior secured debt credit rating of Ba3, while assigning a “negative” outlook from “stable,” reflecting its expectation that our asset quality, profitability and capital will weaken as a result of the COVID-19 pandemic. These ratings actions or any future downgrade, or withdrawal of a rating or any credit rating agency action that indicates that it has placed our rating on a “watch list” for a possible downgrading or lowering, or otherwise indicates that its outlook for our rating is negative, could increase our borrowing costs and our ability to access capital on favorable terms or at all and otherwise adversely affect us. Our ratings are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any ratings will not be changed adversely or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant.

Some of our investments may also be rated by rating agencies such as Moody’s Investors Service, Fitch Ratings, Standard & Poor’s, DBRS, Inc., Realpoint LLC or Kroll Bond Rating Agency. Any credit ratings on our investments are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any ratings will not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. Any adverse ratings action or withdrawal on one of our investments could adversely impact us. For example, if a rating agency assigns a lower-than-expected rating or subsequently reduces or withdraws, or indicates that it may reduce or withdraw, its ratings of one or more of our investments in the future, the value and liquidity of such investment(s) could significantly decline, which would adversely affect the overall value of our loan portfolio and could result in losses upon our disposition of such investment(s) or the failure of borrowers underlying such investment(s) to satisfy their debt service obligations to us.

The arrangements that we currently use, or may in the future use, to finance our investments may require us to provide additional collateral or pay down debt based on the occurrence of certain events.

Our current and future financing arrangements involve the risk that a decline in the market value of the assets pledged or sold by us to the provider of the related financing will allow the lender or counterparty to make margin calls or otherwise force us to repay all or a portion of the funds advanced or provide additional collateral. While we have not received any margin calls from our repurchase facility lenders as of April 30, 2021 and have reduced the advance rate on certain assets (primarily hospitality loans) within these facilities, the market value of assets pledged or sold by us could further decline as a result of the COVID-19 pandemic and lead to margin calls, although the ultimate impact of the COVID-19 pandemic on such assets remains uncertain. Our Manager generally seeks to structure credit and repurchase facilities that do not allow our lenders or counterparties to make margin calls or require additional collateral solely as a result of a disruption in the CMBS market, capital markets or credit markets, or a general increase or decrease of interest rate spreads or other similar benchmarks (as opposed to allowing such counterparties to make margin calls upon the occurrence of adverse “credit events” related to the collateral). However, just over half of our repurchase facilities (based on approximately $4.1 billion of total financing capacity as of March 31, 2021) contain and certain of our future repurchase facilities or other financing facilities may contain provisions allowing our lenders to make margin calls or require additional collateral solely upon the occurrence of adverse changes in the markets or interest rate or spread fluctuations, subject to minimum thresholds, among other factors. Additionally, on June 11, 2020, in exchange for voluntary repayments of $40.1 million under our Goldman Sachs Bank USA repurchase facility, the lender agreed not to exercise margin calls for a period of six months ending on December 11, 2020, and on October 23, 2020, in exchange for voluntary repayments of $30.5 million under our Morgan Stanley Bank, N.A. repurchase facility, the lender agreed not to exercise margin calls for a period of six months ending on April 23, 2021. We may continue to pursue similar standstill agreements with these and our other repurchase facility counterparties if or when we deem appropriate, although there is no assurance that such efforts will be successful. Under credit and repurchase facilities that provide for margin calls or require additional collateral based on the market value of the financed asset or assets, the lender or counterparty can generally require additional collateral upon the occurrence of a credit event specific to the collateral that adversely impacts the value of such collateral. From time to time, we may not have the funds available to meet such a margin call, which would likely result in one or more defaults unless we are able to raise the requisite funds from alternative sources such as selling assets at a time when we would not otherwise choose to do so (which we may not be able to achieve on favorable terms or at all). In addition, the payment of margin calls and/or provision of additional collateral could reduce our cash available to make other, higher yielding investments (thereby decreasing our returns on equity). If we cannot meet these requirements, the lender or counterparty could accelerate our indebtedness and exercise remedies including retention or sale of assets pledged or transferred as collateral, increase the interest rate on advanced funds and/or terminate our ability to borrow funds from it, which could materially and adversely affect us. Additionally, any future loan modifications for our loans that have been financed with repurchase facilities will require the consent from the applicable lender prior to us entering into any such loan modification. There can be no assurance that such lender will consent to any such loan modifications or will not require us to take certain actions as a condition to obtaining such consent, which could materially and adversely affect us.

In our repurchase transactions, we are required to sell the assets to our lenders (i.e., repurchase agreement counterparties) in exchange for the delivery of cash from such lenders. At the maturity of the financing, the lenders are obligated to resell the same assets back to us upon payment of a repurchase price equal to the outstanding advance amount on such assets together with any accrued and unpaid interest thereon and other amounts then due to the lenders. If a counterparty to our repurchase transactions defaults on its obligation to resell the asset back to us at the end of the transaction term, or if the value of the underlying security has declined as of the end of that term, or if we default on our obligations under the repurchase agreement, we will likely incur a loss on our repurchase transactions. If a lender or counterparty files for bankruptcy or becomes insolvent, our loans may become subject to bankruptcy or insolvency proceedings, thus depriving us, at least temporarily, of the benefit of these assets. In addition, our repurchase agreements and credit facilities contain, and any new repurchase agreements or credit agreements we may enter into are likely to contain, cross-default and/or cross acceleration provisions. Such provisions allow a lender to declare a default under its facility with us on the basis of a default under a facility with a different lender. If a default occurs under any of our repurchase agreements or credit facilities and a lender terminates one or more of its repurchase agreements or credit facilities, we may need to enter into replacement repurchase agreements or credit facilities with different lenders. In these circumstances, we may not be successful in entering into replacement repurchase agreements or credit facilities on the same terms as the repurchase agreements or credit facilities that were terminated or at all. Also, because repurchase agreements and similar credit facilities are generally short-term commitments of capital, changes in conditions in the financing markets may make it more difficult for us to secure continued financing during times of market stress. During certain periods of a credit cycle, lenders may lose their ability or curtail their willingness to provide financing. If we are not able to arrange for replacement financing on acceptable terms, or if we default on any covenants or are otherwise unable to access funds under any of our repurchase agreements and credit facilities, we may have to curtail our asset origination and acquisition activities and/or dispose of investments. Such an event could restrict our access to financing and increase our cost of capital, which could materially and adversely affect us.

We depend or may depend on bank credit agreements and facilities, repurchase facilities and structured financing arrangements, public and private debt issuances and derivative instruments, in addition to transaction- or asset- specific financing arrangements and other sources of financing to execute our business plan, and our inability to access financing on favorable terms could have a material adverse effect on us.

Our ability to fund our investments may be impacted by our ability to secure bank credit facilities (including term loans and revolving facilities), repurchase facilities and structured financing arrangements, public and private debt issuances and derivative instruments, in addition to transaction- or asset-specific financing arrangements and other sources of financing on acceptable terms. We may also rely on short-term financing that would be especially exposed to changes in availability. Our access to sources of financing will depend upon a number of factors, over which we have little or no control, including:

•	general economic or market conditions;

•	the market’s view of the quality of our assets;

•	the market’s view of performance of other companies executing a strategy comparable to ours;

•	the market’s perception of our growth potential;

•	our current and potential earnings liquidity and cash distributions;

•	regulatory capital reform rules or other regulatory changes; and

•	the market price of shares of our common stock.

We will need to periodically access the capital markets to raise cash to fund new investments. Unfavorable economic or capital market conditions, such as the severe dislocation in the capital and credit markets caused by the recent pandemic resulting from the COVID-19 pandemic and by the global financial crisis of 2008, may increase our financing costs, limit our access to the capital markets and result in a decision by our potential lenders not to extend credit. An inability to successfully access the capital markets could limit our ability to grow our business and fully execute our business plan and could decrease our earnings and liquidity and materially and adversely affect us. In addition, any dislocation or weakness in the capital and credit markets, such as the dislocation that existed during the global financial crisis of 2008, could adversely affect our lenders and could cause one or more of our lenders to be unwilling or unable to provide us with financing or to increase the costs of that financing. In addition, as regulatory capital requirements imposed on our lenders are increased, they may be required to limit or increase the cost of financing they provide to us. In general, this could potentially increase our financing costs and reduce our liquidity or require us to sell assets at an inopportune time or price. No assurance can be given that we will be able to obtain financing on favorable terms or at all.

In addition, although we plan to seek to reduce our exposure to lender concentration-related risk by entering into repurchase facilities and other lending facilities with multiple counterparties, we are not required to observe specific diversification criteria. To the extent that the number of or net exposure under our lending arrangements may become concentrated with one or more lenders, the adverse impacts of defaults or terminations by our lenders may be significantly greater.

Interest rate fluctuations could increase our financing costs, which could materially and adversely affect us.

Our primary interest rate exposures relate to the yield on our investments and the financing cost of our debt, as well as our exposure to interest rate swaps that we may utilize for hedging purposes either with respect to our investments or our indebtedness. Changes in interest rates affect our net interest income, which is the difference between the interest income we earn on our interest-earning investments and the interest expense we incur in financing these investments. In a period of rising interest rates, our interest expense on floating rate debt would increase, while any additional interest income we earn on floating rate investments may not compensate for the increase in interest expense and the interest income we earn on fixed rate investments would not change. Similarly, in a period of declining interest rates, our interest income on floating rate investments would decrease, while any decrease in the interest we are charged on our floating rate debt may not compensate for the decrease in interest income and the interest expense we incur on our fixed rate debt would not change. Certain of our financings may have interest rate floors, which if the index rate were to fall below such floor our interest expense would essentially remain fixed. Consequently, changes in interest rates may significantly influence our net interest income. Interest rate fluctuations resulting in our interest expense exceeding interest income would result in operating losses, which could materially and adversely affect us. Changes in the level of interest rates also may affect our ability to originate or acquire investments, the value of our investments and our ability to realize gains from the disposition of assets. Moreover, changes in interest rates may affect borrower default rates. For more information regarding changes in interest rates affecting borrower default rates, please see “—The planned discontinuance of LIBOR has affected and will continue to affect financial markets generally, and may adversely affect our interest income, interest expense, or both.”

Our operating results will depend, in part, on differences between the income earned on our investments, net of credit losses, and our financing costs. The yields we earn on our assets and our borrowing costs tend to move in the same direction in response to changes in interest rates. However, one can rise or fall faster than the other, causing our net interest income to expand or contract. In addition, we could experience a compression of the yield on our investments and our financing costs. Although we seek to match the terms of our liabilities to the expected lives and interest rate reference indices of loans that we originate or acquire, circumstances may arise in which our liabilities are shorter in duration than our investments, resulting in their adjusting faster in response to changes in interest rates. For any period during which our investments are not match-funded, the income earned on such investments may respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, in such circumstances, increases in interest rates, particularly short-term interest rates, may immediately and significantly decrease our results of operations and cash flows and the market value of our investments.

An increase in our borrowing costs relative to the interest that we receive on our leveraged assets would adversely affect our profitability and our cash available for distribution to our stockholders.

As repurchase facilities and other short-term borrowings mature, we must replace such borrowings with new financings, find other sources of liquidity or sell assets. An increase in short-term interest rates at the time that we seek to enter into new borrowings would reduce the spread between the returns on our investments and the cost of our borrowings, which would reduce our earnings and, in turn, cash available for distribution to our stockholders, potentially materially.

Our rights under our repurchase agreements are subject to the effects of bankruptcy and other similar laws in the event of the bankruptcy or insolvency of us or our lenders under the repurchase agreements.

In the event of our insolvency or bankruptcy, certain repurchase agreements may qualify for special treatment under the U.S. Bankruptcy Code, the effect of which, among other things, would be to allow the lender under the applicable repurchase agreement to avoid the automatic stay provisions of the U.S. Bankruptcy Code and to foreclose on any underlying collateral without delay. In the event of the insolvency or bankruptcy of a lender during the term of a repurchase agreement, our current lenders are, and a future lender may be, permitted, under applicable insolvency laws, to repudiate the contract, and our claim against the lender for damages may be treated as an unsecured claim. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act, our ability to exercise our rights to recover our assets under a repurchase agreement or to be compensated for any damages resulting from the lender’s insolvency may be further limited by those statutes. These claims would be subject to significant delay and, if and when damages are received, may be substantially less than the damages we actually incur.

Our use of leverage may create a mismatch with the duration and interest rate reference index of the investments that we are financing.

We work to structure our financings to minimize the difference between the term of our investments and the term of the financing for such investments. In the event that a financing has a shorter term than the tenor of the financed investment, we may not be able to extend the financing or find appropriate replacement financing and any such failure would have an adverse impact on our liquidity and our returns. While our Secured Term Loan has a maturity in August 2026, the weighted average remaining term, including extensions, of our repurchase facilities was 2.4 years while the term to fully extended maturity of our loans was 2.8 years, in each case based on unpaid principal balance. In the event that our financing is for a longer term than the financed investment, we may not be able to repay the financing when due or replace the financed investment with an optimal substitute or at all, which will negatively impact our desired leveraged returns.

We attempt to structure our financings to minimize the variability between the type of interest rate of our investments and the interest rate of related financings—financing floating rate investments with floating rate financing and fixed rate investments with fixed rate financing. If such a rate-type matched product is not then available to us on favorable terms, we may use hedging instruments to effectively create such a match. For example, in the case of fixed rate investments, we may finance investments with floating rate financing, but effectively convert all or a portion of the attendant financing to fixed rate using hedging strategies. We routinely use LIBOR floors on both our investments and our debt financings, with the financing LIBOR floor typically at a lower rate than for our investments. Where prevailing interest rates have generally increased to exceed the financing LIBOR floor but not the investment LIBOR floor, we will experience a decrease in net interest income until the prevailing rate also exceeds the investment LIBOR floor. For more information regarding changes in interest rates affecting borrower default rates, please see “—The planned discontinuance of LIBOR has affected and will continue to affect financial markets generally, and may adversely affect our interest income, interest expense, or both.”

Our attempts to mitigate these risks are subject to factors outside of our control, such as the availability to us of favorable financing and hedging options, which is subject to a variety of factors, of which duration and term matching are only two. A duration mismatch may also occur when borrowers prepay their loans faster or slower than expected. The risks of a duration mismatch are also magnified by the potential for the extension of loans in order to maximize the likelihood and magnitude of their recovery value in the event the loans experience credit or performance challenges. Employment of this asset management practice could effectively extend the duration of our investments, while our hedges or liabilities may have set maturity dates.

Our existing and future financing arrangements and any debt securities we may issue could restrict our operations, limit our ability to pay dividends and expose us to additional risk.

Our existing and future financing arrangements and any debt securities we may issue in the future are or will be governed by a credit agreement, indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock. We will bear the cost of issuing and servicing these credit facilities, arrangements or securities.

These restrictive covenants and operating restrictions could have a material adverse effect on us, cause us to lose our REIT status, restrict our ability to finance or securitize new originations and acquisitions, force us to liquidate collateral and negatively affect the market price of our common stock and our ability to pay dividends to our stockholders.

We may enter into hedging transactions that could expose us to contingent liabilities in the future, which could materially and adversely affect us.

Subject to maintaining our qualification as a REIT, part of our investment strategy may involve entering into hedging transactions that could require us to fund cash payments in certain circumstances (such as the early termination of the hedging instrument caused by an event of default or other early termination event, or the decision by a counterparty to request the posting of margin to which it is contractually entitled under the terms of the hedging instrument). Our ability to fund a margin call will depend on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could cause us to incur losses or otherwise materially and adversely affect us.

The extent of our hedging activity will vary in scope based on, among other things, the level and volatility of interest rates, the type of assets held and other market conditions. Although these transactions are intended to reduce our exposure to various risks, hedging may fail to adequately protect or could adversely affect us because, among other things:

•	hedging can be expensive, particularly during periods of volatile or rapidly changing interest rates;

•	available hedges may not correspond directly with the risks for which protection is sought;

•	the duration of the hedge may not match the duration of the related liability;

•	the amount of income that a REIT may earn from certain hedging transactions (other than through our taxable REIT subsidiaries, or TRSs) is limited by U.S. federal income tax provisions;

•	the credit quality of a hedging counterparty may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and

•	the hedging counterparty may default on its obligations.

Title VII of the Dodd-Frank Act governs derivative transactions, including certain hedging instruments we may use in our risk management activities. Rules implemented by the U.S. Commodity Futures Trading Commission, or the CFTC, pursuant to the Dodd-Frank Act require, among other things, that certain derivatives be centrally cleared through a registered derivatives clearing organization, or DCO, and traded on a designated contract market or swap execution facility. These regulations could increase the operational and transactional cost of derivatives contracts in the form of intermediary fees and additional margin requirements imposed by DCOs and the clearing members of the DCOs through which we may clear derivatives, and affect the number and/or creditworthiness of available counterparties. Hedging instruments often are not traded on regulated exchanges or guaranteed by an exchange or its clearing house, and involve risks and costs that could result in material losses.

The cost of using hedging instruments increases as the period covered by the instrument lengthens. Although we may avoid substantial interest rate exposure by investing in floating rate mortgage loans, to the extent that we have interest rate exposure from fixed rate loans we may increase our hedging activity (and therefore our hedging costs) during periods of volatility. In addition, hedging instruments involve risk since they often are not traded on regulated exchanges or guaranteed by an exchange or its clearing house. In general, derivative transactions entered into directly with counterparties, rather than through an exchange, receive fewer regulatory protections than transactions entered into on an exchange. Furthermore, the enforceability of agreements underlying hedging transactions may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. In addition, if the business of a hedging counterparty fails we may not only lose unrealized profits but also be forced to cover our forward commitments, if any, at the then current market price.

Although we generally expect to have the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot assure you that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in material losses.

Changes to derivatives regulation imposed by the Dodd-Frank Act could increase our costs of entering into derivative transactions, which could materially and adversely affect us.

Through its comprehensive regulatory regime for derivatives, Title VII of the Dodd-Frank Act, and the regulations promulgated by the CFTC, the SEC and federal prudential regulators thereunder, impose mandatory clearing, exchange-trading and margin requirements on many derivatives transactions (including formerly unregulated uncleared over-the-counter, or OTC, derivatives) in which we may engage with certain regulated entities. The imposition of margin requirements for uncleared OTC derivatives and clearing and trade execution requirements, where such derivatives are subject to mandatory clearing, may increase our overall costs and make it more difficult and costlier for us to use the derivatives markets for hedging and/or investment purposes.

We expect to incur operational and system costs necessary to maintain processes to ensure compliance with the rules and regulations applicable to us as well as to monitor compliance by our business partners. Any additional rules and regulations or changes to current regulation promulgated under the Dodd-Frank Act and implemented by various federal regulators may impact the way we conduct our business and increase costs of compliance, which could materially and adversely affect us. See “—Risks Related to Our Company—Actions of the U.S. government, including the U.S. Congress, Federal Reserve, U.S. Treasury and other governmental and regulatory bodies, to stabilize or reform the financial markets, or market response to those actions, may not achieve the intended effect and could materially and adversely affect us.”

We may fail to qualify for, or choose not to elect, hedge accounting treatment.

We intend to account for derivative and hedging transactions in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 815 “Derivatives and Hedging,” or ASC 815. Under these standards, we may fail to qualify for, or choose not to elect, hedge accounting treatment for a number of reasons, including if we use instruments that do not meet the FASB ASC 815 definition of a derivative (such as short sales), if we fail to satisfy the FASB ASC 815 hedge documentation and hedge effectiveness assessment requirements, or if our instruments are not highly effective. If we fail to qualify for, or choose not to elect, hedge accounting treatment, gains and losses on derivatives will be included in our operating results and may not be offset by a change in the fair value of the related hedged transaction or item.

Our investments may be subject to fluctuations in interest rates that may not be adequately protected, or protected at all, by our hedging strategies.

Though our primary strategy is to originate and acquire shorter term, floating rate loans, our investments may include loans with either floating interest rates or fixed interest rates. Floating rate investments earn interest at rates that adjust from time to time (typically monthly) based upon an index (typically one-month LIBOR). These floating rate loans are insulated from changes in value specifically due to changes in interest rates. However, the coupons they earn fluctuate based upon interest rate reference indices (again, typically one-month LIBOR) and, in a declining and/or low interest rate environment, these loans will earn lower rates of interest and this will impact our operating performance. Fixed interest rate investments, however, do not have adjusting interest rates and the relative value of the fixed cash flows from these investments will decrease as prevailing interest rates rise or increase as prevailing interest rates fall, causing potentially significant changes in value. We may employ various hedging strategies to limit the effects of changes in interest rates (and in some cases credit spreads), including engaging in interest rate swaps, caps, floors and other interest rate derivative products. We believe that no strategy can completely insulate us from the risks associated with interest rate changes and there is a risk that they may provide no protection at all. Hedging transactions involve certain additional risks such as counterparty risk, leverage risk, the legal enforceability of hedging contracts, the early repayment of hedged transactions and the risk that unanticipated and significant changes in interest rates may cause a significant loss of basis in the contract and a change in current period expense. We cannot make assurances that we will be able to enter into hedging transactions or that hedging transactions will adequately protect us against the foregoing risks.

Accounting for derivatives under GAAP is extremely complicated. Any failure by us to account for our derivatives properly in accordance with GAAP on our consolidated financial statements could adversely affect our earnings. In particular, cash flow hedges which are not perfectly correlated (and appropriately designated and/or documented as such) with variable rate financing will impact our reported income as gains and losses on the ineffective portion of the hedges.

The planned discontinuance of LIBOR has affected and will continue to affect financial markets generally, and may adversely affect our interest income, interest expense, or both.

On March 5, 2021, the Financial Conduct Authority of the United Kingdom, or the FCA, which regulates LIBOR’s administrator, ICE Benchmark Administration Limited, or IBA, announced that all LIBOR tenors relevant to us will cease to be published or will no longer be representative after June 30, 2023 (and that all other LIBOR tenors will cease to be published or will no longer be representative either after December 31, 2021 or after June 30, 2023). IBA also made a related announcement on March 5, 2021. The FCA has power under relevant United Kingdom legislation to compel IBA to continue publishing LIBOR after the date on which IBA would otherwise have ceased doing so. By virtue of amendments to such legislation (which have been enacted but not yet brought into force), the FCA will also have power to require changes to LIBOR, including changes to its methodology, in certain circumstances. The FCA has announced that it will consider using its powers to require continued publication, on a “synthetic basis,” of the principal U.S. dollar LIBOR settings for a further period after June 30, 2023. However, the FCA has also stated that any LIBOR settings published on a synthetic basis will no longer be representative for purposes of the relevant United Kingdom legislation. Accordingly, even if certain LIBOR settings continue on a synthetic basis, they are likely to have limited relevance to the financial markets generally or to us in particular. The FCA and certain U.S. regulators have emphasized that, despite expected publication of U.S. dollar LIBOR through June 30, 2023, no new contracts using U.S. dollar LIBOR should be entered into after December 31, 2021.

As of March 31, 2021, our loan portfolio included $6.1 billion of floating rate loans for which the interest rate was tied to LIBOR. Additionally, we had $4.6 billion of floating rate debt tied to LIBOR. To the extent that any relevant loan or debt instrument is outstanding at the time at which LIBOR is discontinued, its terms may provide for the relevant interest or payment calculations to be made by reference to an alternative benchmark rate or on some other basis. Our loan agreements relating to our investments and financing arrangements generally do provide for replacement reference rates in the event that LIBOR is no longer available or otherwise viable. In any case where the relevant agreement does not include effective fallback arrangements, it may be necessary or desirable to amend its terms to make appropriate provision; but, if that is not possible, the potential legal, regulatory and other consequences are uncertain. Implementation of fallback arrangements may result in uncertainty or differences in the calculation of the applicable interest rate or payment amount, depending on the terms of the agreement, and significant management time and attention may be required to transition to using new benchmark rates (if applicable) and to implement necessary changes to our financial models.

In the United States, the Alternative Reference Rates Committee, or the ARRC, a committee of private sector entities with ex-officio official sector members convened by the Federal Reserve Board and the Federal Reserve Bank of New York, has confirmed that, in its opinion, the March 5, 2021 announcements by the IBA and the FCA on future cessation and loss of representativeness of the LIBOR benchmarks constituted a “Benchmark Transition Event” with respect to all U.S. Dollar LIBOR settings under ARRC-recommended fallback language and has recommended the Secured Overnight Financing Rate, or SOFR, plus a recommended spread adjustment as LIBOR’s replacement. There are significant differences between LIBOR and SOFR, such as LIBOR being an unsecured lending rate while SOFR is a secured lending rate, and SOFR is an overnight rate while LIBOR reflects term rates at different maturities. If our LIBOR-based borrowings are converted to SOFR, the differences between LIBOR and SOFR, plus the recommended spread adjustment, could result in higher interest costs for us, which could have a material adverse effect on our operating results and liquidity. Although SOFR is the ARRC’s recommended replacement rate, it is also possible that lenders may instead choose alternative replacement rates that may differ from LIBOR in ways similar to SOFR or in other ways that would result in higher interest costs for us. In addition, the planned discontinuance of LIBOR and/or changes to another index could result in mismatches with the interest rate of investments that we are financing. The transition from LIBOR to SOFR or other alternative reference rates may also introduce operational risks in our accounting, financial reporting, loan servicing, liability management and other aspects of our business. However, we cannot reasonably estimate the impact of the transition at this time.

LIBOR being discontinued as a benchmark may cause one or more of the following to occur, among other impacts: (i) there may be an increase in the volatility of LIBOR prior to its discontinuance; (ii) fewer investments may be made using interest payment benchmarks based on LIBOR and more investments may be made using interest payment benchmarks other than LIBOR or bearing interest at a fixed rate, resulting in differential investment returns; (iii) there may be an increase in pricing volatility with respect to our investments and/or a reduction in the value of our investments; (iv) there may be a reduction in our ability to effectively hedge interest rate risks; and (v) we may incur losses from hedging disruptions due to transition basis risk, the cessation of LIBOR or an inability of us and our counterparties to effectively value our existing trades due to a lack of dealers providing LIBOR-based quotations in the derivatives markets. There is no certainty as to what rate or rates may become market-accepted alternatives to LIBOR or how those alternatives may impact us or our investment returns. There may not be any alternative benchmark that reflects the composition and characteristics of LIBOR. Financial markets, particularly the trading market for LIBOR-based obligations, may be adversely affected by the discontinuation of LIBOR, the remaining uncertainties regarding its discontinuation, the alternative reference rates that will be used when LIBOR is discontinued (including SOFR) and other reforms related to LIBOR. Any of the foregoing could materially and adversely affect us.

For information on the steps we are taking with regard to the transition from LIBOR to alternative reference rates, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—LIBOR as our Reference Rate.” See also “—Our use of leverage may create a mismatch with the duration and interest rate reference index of the investments that we are financing.”

We may use securitizations to finance our investments and make investments in CMBS, CLOs, CDOs and other similar structured finance investments, which may expose us to risks that could result in losses.

We may, to the extent consistent with the REIT requirements, seek to securitize certain of our loan portfolio investments to generate cash for financing new investments. This would involve creating a special-purpose vehicle, contributing a pool of our assets to the entity, and selling interests in the entity on a non-recourse basis to purchasers (whom we would expect to be willing to accept a lower interest rate to invest in investment-grade loan pools) and may require us to retain a portion of the risk of the assets in accordance with risk retention laws and regulations, which would not allow us to sell or hedge our risk retention interests. We would expect to retain all or a portion of the equity in the securitized pool of portfolio investments. We may use short-term facilities to finance the acquisition of securities until sufficient eligible securities have been accumulated, at which time we would refinance these facilities through a securitization, such as a CMBS, or issuance of CLOs, or the private placement of loan participations or other long-term financing. If we were to employ this strategy, we would be subject to the risk that we would not be able to acquire, during the period that our short-term facilities are available, sufficient eligible securities to maximize the efficiency of a CMBS, CLO or private placement issuance. We also would be subject to the risk that we would not be able to obtain short-term credit facilities or would not be able to renew any short-term credit facilities after they expire should we find it necessary to extend our short-term credit facilities to allow more time to seek and acquire sufficient eligible securities for a long-term financing. The inability to consummate securitizations of our loan portfolio to finance our investments on a long-term basis could require us to seek other forms of potentially less attractive financing or to liquidate assets at an inopportune time or price, which could adversely affect our performance and our ability to grow our business. Additionally, the securitization of our loan portfolio might magnify our exposure to losses because any equity interest we retain in the issuing entity would be subordinate to the notes issued to investors and we would, therefore, absorb all of the losses sustained with respect to a securitized pool of assets before the owners of the notes experience any losses.

Additionally, we may from time to time invest in subordinate classes of CMBS, CLOs, collateralized debt obligation, or CDOs, and other similar securities, which are subordinated classes of securities in a structure of securities secured by a pool of mortgages or loans. Accordingly, the securities are the first or among the first to bear the loss upon a restructuring or liquidation of the underlying collateral and last or among the last to receive payment of interest and principal.

Subordinate interests such as CLOs, CDOs and similarly structured finance investments generally are not actively traded and are relatively illiquid investments and volatility in CLO and CDO trading markets may cause the value of these investments to decline. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral value is available to satisfy interest and principal payments and any other fees in connection with the trust or other conduit arrangement for the securities, we may incur significant losses.

With respect to the CMBS, CLOs and CDOs in which we may invest, control over the related underlying loans will be exercised through a special servicer or collateral manager designated by a “directing certificate holder” or a “controlling class representative,” or otherwise pursuant to the related securitization documents. We may acquire classes of CMBS, CLOs or CDOs, for which we may not have the right to appoint the directing certificate holder or otherwise direct the special servicing or collateral management. With respect to the management and servicing of those loans, the related special servicer or collateral manager may take actions that could materially and adversely affect our interests.

We may be subject to losses arising from future guarantees of debt and contingent obligations of our subsidiaries, joint venture or co-investment partners or our borrowers.

We may from time to time guarantee the performance of our subsidiaries’ obligations, including, but not limited to, our repurchase agreements, credit facilities, derivative agreements and unsecured indebtedness. We may also agree to guarantee indebtedness incurred by a joint venture or co-investment partner. A guarantee may be on a joint and several basis with our joint venture or co-investment partner, in which case we may be liable in the event the partner defaults on its guarantee obligation. The non-performance of these obligations may cause losses to us in excess of the capital we initially may have invested or committed under these obligations and there is no assurance that we will have sufficient capital to cover any losses.

We are subject to counterparty risk associated with our hedging activities.

We are subject to credit risk with respect to the counterparties to derivative contracts (whether a clearing corporation in the case of exchange-traded instruments or another third-party in the case of over-the-counter instruments). If a counterparty becomes insolvent or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, we may experience significant delays in obtaining any recovery under the derivative contract in a dissolution, assignment for the benefit of creditors, liquidation, winding-up, bankruptcy, or other analogous proceeding. In the event of the insolvency of a counterparty to a derivative transaction, the derivative transaction would typically be terminated at its fair market value. If we are owed this fair market value in the termination of the derivative transaction and its claim is unsecured, we will be treated as a general creditor of the counterparty, and will not have any claim with respect to the underlying security. We may obtain only a limited recovery or may obtain no recovery in these circumstances. In addition, the business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in its default, which may result in the loss of unrealized profits and force us to cover our commitments, if any, at the then current market price. Counterparty risk with respect to certain exchange-traded and over-the-counter derivatives may be further complicated by recently enacted U.S. financial reform legislation.

If we enter into certain hedging transactions or otherwise invest in certain derivative instruments, failure to obtain and maintain an exemption from being regulated as a commodity pool operator by our Manager could subject us to additional regulation and compliance requirements, which could materially and adversely affect us.

The Commodity Exchange Act, as amended, and rules promulgated thereunder by the CFTC, or the CFTC Rules, establish a comprehensive regulatory framework for certain derivative instruments, including swaps, futures, options on futures and foreign exchange derivatives, or Regulated CFTC Instruments. Under this regulatory framework, many mortgage REITs that trade in Regulated CFTC Instruments may be considered “commodity pools” and the operators of such mortgage REITs would accordingly be considered “commodity pool operators,” or CPOs. Absent an applicable exemption, a CPO of a mortgage REIT (which otherwise falls within the statutory definition of commodity pool) must register with the CFTC and become subject to CFTC Rules applicable to registered CPOs, including with respect to disclosure, reporting, recordkeeping and business conduct in respect of the mortgage REIT. We may from time to time, directly or indirectly, invest in Regulated CFTC Instruments, which may subject us to oversight by the CFTC.

Our Manager expects to qualify for and rely upon relief from the CPO registration requirement in respect of us pursuant to the no-action relief issued in December 2012 by the CFTC staff to operators of qualifying mortgage REITs, and has submitted a claim for relief within the required time period. Our Manager expects to qualify for the no-action relief in respect of us on the basis that we satisfy the criteria specified in the CFTC no-action letter, in that we identify as a “mortgage REIT” for U.S. federal income tax purposes and our trading in Regulated CFTC Instruments does not exceed a certain de minimis threshold identified in the no-action relief. There can be no assurance, however, that the CFTC will not modify or withdraw the no-action letter in the future or that we will be able to continue to satisfy the criteria specified in the no-action letter in order to qualify for relief from CPO registration. The CFTC Rules with respect to commodity pools may be revised, which may affect our regulatory status or cause us to modify or terminate the use of Regulated CFTC Instruments in connection with our investment program. If we were required to register as a CPO in the future or change our business model to ensure that we can continue to satisfy the requirements of the no-action relief, it could materially and adversely affect us. Furthermore, we may determine to register as a CPO hereafter, and in such event we will operate in a manner designed to comply with applicable CFTC requirements, which requirements may impose additional obligations and costs on us.

The CFTC has substantial enforcement power with respect to violations of the laws over which it has jurisdiction. Among other things, the CFTC may suspend or revoke the registration of a person who fails to comply, prohibit such a person from trading or doing business with registered entities, impose civil money penalties, require restitution and seek fines or imprisonment for criminal violations. Additionally, a private right of action exists against those who violate the laws over which the CFTC has jurisdiction or who willfully aid, abet, counsel, induce or procure a violation of those laws. In the event we are unable to qualify for the no-action relief and fail to comply with the CFTC Rules, we may be unable to use Regulated CFTC Instruments or we may be subject to significant fines, penalties and other civil or governmental actions or proceedings, any of which could materially and adversely affect us.

Risks Related to Our Investments

We operate in a competitive market for the origination and acquisition of attractive investment opportunities and competition may limit our ability to originate or acquire attractive risk-adjusted investments in our target assets, which could have a material adverse effect on us.

We operate in a competitive market for the origination and acquisition of attractive risk-adjusted investment opportunities. A number of entities compete with us to make the types of investments that we originate or acquire. Our success depends, in large part, on our ability to originate or acquire our target assets on attractive terms. In originating our target assets, we will compete with a variety of institutional lenders and investors, including other commercial mortgage REITs, specialty finance companies, public and private funds (including funds that our Manager or its affiliates may in the future sponsor, advise and/or manage), commercial and investment banks, commercial finance and insurance companies and other financial institutions. A number of entities have raised, or are expected to raise, significant amounts of capital pursuing strategies similar to ours, and may have investment objectives that overlap with ours, which may create additional competition for investment opportunities. Many of our competitors are significantly larger than we are and have considerably greater financial, technical, marketing and other resources than we do. Some competitors may have a lower cost of funds and access to financing sources that are not available to us. Many of our competitors are not subject to the operating constraints associated with REITs or maintenance of our exclusion from registration under the 1940 Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, deploy more aggressive pricing or financing strategies and establish more relationships than us. Furthermore, competition for investments in our target assets may lead to the price of these assets increasing or return on investment declining (which we experienced in 2019 and through February 2020, and may experience again if credit spreads tighten as markets improve from conditions existing during the COVID-19 pandemic), which may further limit our ability to generate desired returns. Also, as a result of this competition, desirable investments in our target assets may be limited in the future, and we may not be able to take advantage of attractive risk-adjusted investment opportunities from time to time. In addition, reduced CRE transaction volume could increase competition for available investment opportunities. We can provide no assurance that we will be able to continue to identify and make investments that are consistent with our investment objectives, or that the competitive pressures we face will not have a material adverse effect on us.

Furthermore, changes in the financial regulatory regime could decrease the current restrictions on banks and other financial institutions and allow them to compete for opportunities that were previously not available to them, or subject to significant capital requirements. See “—Risks Related to Our Company—Changes in laws or regulations governing our operations or those of our competitors, or changes in the interpretation thereof, or newly enacted laws or regulations, could result in increased competition for our target assets, require changes to our business practices and collectively could adversely impact our revenues and impose additional costs on us, which could materially and adversely affect us.”

Loans on properties in transition often involve a greater risk of loss than loans on stabilized properties, including the risk of cost overruns on and noncompletion of the construction or renovation of or other capital improvements to the properties underlying the loans we originate or acquire, and the risk that a borrower may fail to execute the business plan underwritten by us, potentially making it unable to refinance our loan at maturity, each of which could materially and adversely affect us.

We originate and acquire loans on transitional CRE properties to borrowers who are typically seeking capital for repositioning, renovation, rehabilitation, leasing, development, redevelopment or construction. The typical borrower under a loan on a transitional asset has usually identified an undervalued asset that has been under-managed and/or is located in an improving market. If the market in which the asset is located fails to materialize according to the borrower’s projections, or if the borrower fails to improve the quality of the asset’s management and/or the value of the asset, or if it costs the borrower more than estimated or takes longer to execute its business plan than estimated, including as a result of supply chain disruptions or stop work orders due to the COVID-19 pandemic, the borrower may not receive a sufficient return on the asset to satisfy our loan or may experience a prolonged reduction of net operating income and may not be able to make payments on our loan on a timely basis or at all, which could materially and adversely affect us. Other risks may include: environmental risks, delays in legal and other approvals (e.g., certificates of occupancy), other construction and renovation risks and subsequent leasing of the property not being completed on schedule. Accordingly, we bear the risk that we may not recover some or all of our loan unpaid principal balance and interest thereon.

Furthermore, borrowers usually use the proceeds of permanent financing to repay a loan on a transitional property after the CRE property is stabilized. Loans on transitional CRE properties are therefore subject to risks of a borrower’s inability to obtain permanent financing to repay our loan. Our loans are also subject to risks of borrower defaults, bankruptcies, fraud and losses. In the event of any default under our loans, we bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the underlying asset and the principal amount and unpaid interest and fees of our loan. To the extent we suffer losses with respect to our loans, it could have a material adverse effect on us.

Our investments may be concentrated in certain markets, property types and borrowers, among other factors, and will be subject to risk of default.

While we intend to diversify our loan portfolio of investments in the manner described in this prospectus, we are not required to observe specific diversification criteria, and we have criteria outlined in our investment guidelines that can only be changed with approval of our Board. Therefore, our portfolio of target assets may at times be concentrated in certain property types that are subject to higher risk of achieving their stated business plans or other concentration risk, such as from COVID-19, or supported by properties concentrated in a limited number of geographic locations. For example, as of March 31, 2021, our real estate owned investment and 41.3% of our loan investments were transitional loans secured by CRE assets located in New York metropolitan area, 23.0% of our loan investments were secured by multi-family properties, 22.1% of our loan investments were secured by mixed-use properties, our real estate owned investment consisted of seven limited service hotel properties in New York, New York, 14.5% of our loan investments were secured by hospitality properties, 16.5% of our loan investments were secured by office properties, 13.2% of our loan investments were secured by for sale condominium properties, 8.1% of our loan investments were secured by land properties, 25.4% of our loan investments were construction loans and our 15 largest loan investments represented 48.9% of our loan portfolio, in each case based on unpaid principal balance. Additionally, as a result of the COVID-19 pandemic, the hospitality sector has been materially and adversely impacted by closures or decreasing occupancy and room rates, and the for sale condominium sector has been adversely impacted by decreased access to property viewings leading to a decline in demand and corresponding decrease in sales. Furthermore, construction projects have received stop work orders in certain regions as a means to slow the spread of COVID-19, which has resulted in project delays for construction loans we have funded, and will likely result in cost overruns to complete such projects.

On February 6, 2018, we originated a $85.0 million mezzanine loan secured by a portfolio of seven limited service hotel properties located in New York, New York, which was subordinate to a $300.0 million securitized senior mortgage. Following the onset of the COVID-19 pandemic, the hotels were forced to close, causing the borrower to experience financial difficulty which resulted in the borrower not paying debt service on the loan. Beginning in June 2020, we began funding debt service relating to the $300.0 million securitized senior mortgage as protective advances on our loan, which totaled $18.9 million through February 2021. On February 8, 2021, we foreclosed on the portfolio of hotel properties through a Uniform Commercial Code foreclosure. The hotel portfolio now appears as real estate owned, net on our balance sheet. The hotel properties remain encumbered by a $300.0 million securitized senior mortgage, which is included as a liability on our balance sheet.

As of March 31, 2021, there were five investments consisting of six loans that were on non-accrual status, representing $516.0 million of unpaid principal balance, or 7.9% of our portfolio (based on unpaid principal balance), of which there were four investments consisting of five loans on non-accrual status, representing $281.5 million of unpaid principal balance, or 4.3% of our loan portfolio (based on unpaid principal balance), as a result of not being current on debt service for 90 days. Additionally, there was one investment, with an outstanding principal balance of $234.4 million, representing 3.6% of our portfolio (based on unpaid principal balance) at March 31, 2021, which had been placed on non-accrual status in the third quarter of 2020 as a result of interest payments becoming 90 days past due, which was modified in December 2020 resulting in all past due interest being paid, bringing the loan current. Pursuant to GAAP, this loan will be accounted for on a cash basis following the modification, meaning that interest income is recognized when received, until all principal and interest payments contractually due are reasonably assured and there is a consistent period of repayment by the borrower. Although this loan remains current on debt service at April 30, 2021, it is still classified as being a non-accrual loan.

In the land sector, we have granted, and expect we may in the future grant, loan extensions as a result of the COVID-19 pandemic adversely impacting our borrowers’ ability to close construction loan financing. As of April 30, 2021, 95.6% of our loan portfolio (based on unpaid principal balance) was current on all contractual interest, principal and reserve payments. Although the completed loan modifications discussed throughout this prospectus have resulted and may continue to result in delays of certain required payments to us, those borrowers are treated as current during any applicable deferral or extension periods. To the extent that our portfolio is concentrated in particular geographic regions, types of properties or borrowers, downturns affecting those geographic regions, types of properties or borrowers may result in defaults on a number of our investments within a short period of time, which may reduce our operating results and the market price of our common stock and, accordingly, have a material adverse effect on us.

We will allocate our available capital without input from our stockholders.

You will not be able to evaluate the manner in which our available capital will be invested or the economic merit of our expected investments. As a result, we may use our available capital to invest in investments with which you may not agree. Additionally, our investments will be identified by our Manager and our stockholders will not have input into any investment. Both of these factors will increase the uncertainty, and thus the risk, of investing in shares of our common stock. The failure of our Manager to apply these proceeds effectively or find investments that meet our investment criteria in sufficient time or on acceptable terms could result in unfavorable returns, could cause a material adverse effect on us, and could cause the market price of our common stock to decline.

Until appropriate uses can be identified, our Manager may invest our available capital, including the net proceeds from this offering, in interest-bearing short-term investments, including money market funds, bank accounts, overnight repurchase agreements with primary federal reserve bank dealers collateralized by direct U.S. government obligations and other instruments or investments reasonably determined by our Manager to be of high quality and that are consistent with our continued qualification as a REIT and maintain our exclusion from registration under the 1940 Act. These investments are expected to provide a lower net return than we seek to achieve from investments in our target assets.

Our Manager intends to conduct due diligence with respect to each investment and suitable investment opportunities may not be immediately available. Even if opportunities are available, there can be no assurance that our Manager’s due diligence processes will uncover all relevant facts or that any investment will be successful. We cannot assure you that we will be able to enter into definitive agreements to invest in any new investments that meet our investment criteria; that we will be successful in consummating any investment opportunities we identify; or that one or more investments we may make using our available capital will yield attractive risk-adjusted returns. Our inability to do any of the foregoing likely would materially and adversely affect us.

The lack of liquidity in certain of the assets in our portfolio and our target assets generally may materially and adversely affect us.

The assets in our portfolio, including senior and subordinate loans, mortgage loans, participations in mortgage loans, contiguous subordinate loans and subordinated mortgage interests, and our target assets are relatively illiquid investments due to their short life, lack of cash flow from property that is collateral for those loans, their potential unsuitability for securitization and the greater difficulty of recovery in the event of a borrower’s default. In addition, certain of our investments may become less liquid after our investment as a result of periods of delinquencies or defaults or turbulent market conditions. For example, there is an inverse relationship between credit spreads widening and the value of existing assets diminishing, subject to an offset in part by the value of LIBOR floors. As a result of the COVID-19 pandemic, credit spreads have increased, and we believe that the fair value of the assets in our portfolio has declined. The illiquidity of the assets in our portfolio and our target assets may make it more difficult for us to dispose of these assets at advantageous times or in a timely manner. Moreover, to the extent that we invest in securities, the securities will likely be subject to prohibitions against their transfer, sale, pledge or their disposition except in transactions that are exempt from registration requirements or are otherwise in accordance with federal securities laws. As a result, we expect many of our investments will be illiquid. If we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than an asset’s original loan amount or the value at which we have previously recorded for such asset. Further, we may face other restrictions on our ability to liquidate an investment to the extent that we or our Manager (and/or its affiliates) has or could be attributed as having material, non-public information regarding the relevant business entity. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could materially and adversely affect us.

Our risk management policies and procedures may not be effective.

We will establish and maintain risk management policies and procedures designed to identify, monitor and mitigate financial risks, such as credit risk, interest rate risk, prepayment risk and liquidity risk, as well as operational risks related to our business, assets and liabilities. These policies and procedures may not sufficiently identify all of the risks to which we are or may become exposed or mitigate the risks we have identified. Any expansion of our business activities may result in our being exposed to risks to which we have not previously been exposed or may increase our exposure to certain types of risks. Any failure to effectively identify and mitigate the risks to which we are exposed could materially and adversely affect us.

Temporary investment of cash pending deployment into investments will not generate significant interest.

In light of our anticipated investment strategy and the need to be able to deploy capital quickly to capitalize on potential investment opportunities, we may from time to time maintain cash pending deployment into investments, which may at times be significant. Cash may be held in an account of ours for the benefit of stockholders or may be invested in money market accounts or other similar temporary investments. While the expected duration of any holding period is expected to be relatively short, in the event we are unable to find suitable investments, the cash positions may be maintained for longer periods. It is not anticipated that the temporary investment of cash into money market accounts or other similar temporary investments pending deployment into investments will generate significant interest.

In the event of borrower distress or a default, we may lack the liquidity necessary to protect our investment or avoid a corresponding default on any obligations we may have in connection with our own financing.

In the event of borrower distress or a default, including as a result of the COVID-19 pandemic, we may lack the liquidity necessary to protect our investment or avoid a corresponding default on any obligations we may have in connection with our own financing or the related investment. In the event of a default by a borrower on a non-recourse loan, we will only have recourse to the underlying asset (including any escrowed funds and reserves) collateralizing that loan. If the underlying property collateralizing the loan is insufficient to satisfy the outstanding balance of such loan, we may suffer a loss of principal or interest that adversely affects our liquidity and our ability to service or repay our own leverage. Real estate investments generally lack liquidity compared to other financial assets, and the increased lack of liquidity resulting from a borrower distress or a default may limit our ability to quickly change our portfolio or take other necessary actions to avoid a corresponding default on our financing.

We may be unable to refinance debt incurred to finance our loans, thereby increasing the amount of equity capital risk we bear with respect to particular loans or preventing us from deploying our equity capital in the optimal manner.

We may be unable to refinance our investments in our loans, thereby increasing the amount of equity capital risk we bear with respect to particular loans or preventing us from deploying our equity capital in the optimal manner. If we are unable to refinance such debt at appropriate times, we may be required to sell assets on terms that are not advantageous to us or take action that could result in other negative consequences. We may only be able to partly refinance such debt if underwriting standards, including loan-to-value ratios and yield requirements, among other requirements, are stricter than when we originally financed our loans. Additionally, as a result of the COVID-19 pandemic, certain of our borrowers have requested term extensions, and we expect that certain of our other borrowers may request term extensions, and we may not be able to obtain corresponding match-term financing or in certain cases obtain required approvals from our financing counterparties. Obtaining such approvals has required in the past and may require in the future reduction of advance rates on financing, increased borrowing costs or a combination thereof, which could have an adverse impact on our returns on equity and reduce our liquidity. If any of these events occur, our cash flows would be reduced, preventing us from deploying our equity capital in an optimal manner. If we are unable to refinance debt incurred to finance our loans, we also may have to forego other investment opportunities that require equity and our liquidity may be diminished.

As a result of our real estate owned investment, we are subject to the risks commonly associated with real estate owned holdings, including risks related to ownership of hotel properties in New York, New York, which vary from the risks associated with lending.

Borrowers under our loans may not have sufficient financial resources to satisfy their payment obligations to us, and we could be required to take ownership of the assets underlying a particular loan in lieu of full repayment of the principal amount and accrued interest on the loan. For example, in February 2021, we foreclosed on a portfolio of seven limited service hotel properties located in New York, New York that secured a $103.9 million mezzanine loan that we originated in February 2018. Our real estate owned investment at the time of foreclosure and as of March 31, 2021 was encumbered by a $300.0 million securitized senior mortgage, which is included as a liability on our balance sheet. As such, we are subject to the risks commonly associated with real estate owned holdings, including risks related to ownership of hotel properties in New York, New York, which include changes in general or local economic conditions, changes in supply of or demand for similar or competing properties in an area, changes in interest rates and availability and terms of permanent mortgage financing that may render the sale of a property difficult or unattractive, political instability or changes, decreases in property values, changes in tax, real estate, environmental and zoning laws and the risk of uninsured or underinsured casualty loss. No assurances can be given that the New York hospitality market will recover to pre-COVID-19 conditions. Further, our equity interest in our current, or any future, real estate owned investment is subordinate to any indebtedness secured by such property. To the extent that we decide or are required to take ownership of one or more additional properties, these risks will be heightened. Real estate owned investments are illiquid investments and we may be unable to adjust our portfolio in response to changes in economic or other conditions. In addition, the real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any real estate owned investment for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a real estate owned investment. We may acquire properties that are subject to contractual “lock-out” provisions that could restrict our ability to dispose of the real estate owned investment for a period of time. In addition, U.S. federal tax laws that impose a 100% excise tax on gains from sales of dealer property by a REIT (generally, property held for sale, rather than investment) could limit our ability to sell properties and may affect our ability to sell properties without adversely affecting returns to our stockholders. These characteristics and restrictions could result in losses that would adversely affect our results of operations, liquidity and financial condition, potentially materially.

We may also be required to expend funds to correct defects or to make improvements before a real estate owned investment can be sold. We have experienced and expect to continue to experience increased operating costs and taxes in connection with our real estate owned investment, including costs related owning the real estate owned investment in a TRS. If the real estate owned investment is owned by our TRS, income from the investment generally will be subject to corporate income tax. We cannot assure stockholders that we will have funds available to correct such defects, to make such improvements or to pay such other costs. In acquiring a real estate owned investment, we may agree to restrictions that prohibit the sale of that real estate owned investment for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that real estate owned investment. Real estate owned investments may also be subject to resale restrictions. All of these provisions would restrict our ability to sell a property. These risks vary from the risks associated with lending and could materially and adversely affect us.

Difficult conditions in the commercial mortgage and real estate market, the financial markets and the economy generally have and could continue to materially and adversely affect us.

We have been and could continue to be materially and adversely affected by conditions in the commercial mortgage and real estate markets, the financial markets and the economy generally. A deterioration of real estate fundamentals generally, and in the geographical locations of properties underlying our loans in particular, and changes in general economic conditions, including as a result of the COVID-19 pandemic, have in the past negatively impacted, and could continue to negatively impact, our performance or the value of underlying real estate collateral relating to our loans, increase the default risk applicable to borrowers, and make it relatively more difficult for us to generate attractive risk-adjusted returns.

We cannot predict the degree to which economic conditions generally, and the conditions for real estate debt investing in particular, will improve or decline. Any stagnation in or deterioration of the commercial mortgage or real estate markets may limit our ability to acquire our target assets on attractive terms or cause us to experience losses related to our assets, which could materially and adversely affect us.

We generally determine the LTV for a loan in our portfolio prior to, or at the time of, our origination or acquisition of the loan and such LTVs may change significantly and in an adverse manner thereafter due to various circumstances, including due to the COVID-19 pandemic.

We calculate the LTV for a loan in our portfolio as our total loan commitment from time to time, as if fully funded, plus any financings that are pari passu with or senior to our loan, divided by our estimate of either (1) the value of the underlying real estate, determined in accordance with our underwriting process (typically consistent with, if not less than, the value set forth in a third-party appraisal) or (2) the borrower’s projected, fully funded cost basis in the asset, in each case as we deem appropriate for the relevant loan and other loans with similar characteristics. Underwritten values and projected costs are not updated after origination of the loan except in the case of a partial loan paydown or release of underlying collateral, material changes to expected project costs, the receipt of a new appraisal (typically in connection with financing or refinancing activity), certain loan modifications or other facts or circumstances that warrant a change in the reported loan-to-value or loan-to-cost as we deem appropriate. As such, the LTV for a loan in our portfolio is often determined prior to, or at the time of, our origination or acquisition of the loan, and we generally do not update LTV calculations throughout the term of the loan except as described above. Because substantially all of the loans in our portfolio were originated or acquired prior to the onset of the COVID-19 pandemic, the LTVs for certain of our loans do not take into account any change in our borrowers’ business operations, creditworthiness or prospects or in the value of the underlying real estate collateral caused by the COVID-19 pandemic. Accordingly, there can be no assurance that the LTVs for the loans in our portfolio that we present in this prospectus are reflective of current LTVs for the loans in our portfolio or that the LTVs we present are reflective of the subordinate equity available in the event we are forced to foreclose on a loan.

If our Manager overestimates the yields or incorrectly prices the risks of our investments, we may experience losses.

Our Manager evaluates our potential investments based on yields and risks associated with underlying collateral and borrowers. We generally do not project losses on loans we originate. However, the performance of the loans may nonetheless vary from our projections and incur losses. Our reserves for loan losses may prove inadequate, which could have a material adverse effect on us.

We evaluate our loans and the adequacy of our loan loss reserves on a quarterly basis, and may maintain varying levels of loan loss reserves. Our determination of asset-specific loan loss reserves relies on estimates regarding the fair value of any loan collateral. The estimation of ultimate loan losses and expense provisions for loss reserves is a complex and subjective process. As such, there can be no assurance that our judgment will prove to be correct and that reserves will be adequate over time to protect against losses inherent in our portfolio at any given time. Losses could be caused by various factors, including, but not limited to, unanticipated adverse changes in the economy or events adversely affecting specific assets, borrowers, industries in which our borrowers operate or markets in which our borrowers or their properties are located. Additionally, as it relates to the LTV for a loan in our portfolio, underwritten values and projected costs are not updated after origination of the loan except in the case of a partial loan paydown or release of underlying collateral, material changes to expected project costs, the receipt of a new appraisal (typically in connection with financing or refinancing activity), certain loan modifications or other facts or circumstances that warrant a change in the reported loan-to-value or loan-to-cost as we deem appropriate, such that LTVs may not accurately reflect changes in collateral value subsequent to originating such loan, or reflect any risk of impairment. If we incur loan losses or our reserves for loan losses prove inadequate, we may suffer losses, which could have a material adverse effect on us.

In June 2016, FASB issued Accounting Standards Update 2016-13, “Financial Instruments-Credit Losses, Measurement of Credit Losses on Financial Instruments (Topic 326),” or ASU 2016-13. This standard replaces the existing measurement of the allowance for credit losses that is based on our Manager’s best estimate of probable incurred credit losses inherent in our lending activities with our Manager’s best estimate of expected credit losses inherent in our relevant financial assets. The lifetime expected credit losses will be determined using macroeconomic forecast assumptions and judgments applicable to and through the expected life of the portfolio and is required to be determined net of expected recoveries on loans that were previously charged off. The standard will also expand credit quality disclosures. While the standard changes the measurement of the allowance for credit losses, it does not change the credit risk of our portfolio or the ultimate losses in our portfolio. The Company elected to early adopt the standard on January 1, 2021 and recorded a $78,251,000 cumulative effect adjustment to retained earnings. See “—Risks Related to the COVID-19 Pandemic—The COVID-19 pandemic has had an adverse effect on us and may have a material adverse effect on us in the future and any other pandemic, epidemic or outbreak of an infectious disease in the markets in which we operate may have a material adverse effect on us in the future.”

There are increased risks involved with construction lending activities.

We intend to continue to originate and acquire loans which fund the construction of commercial properties. Construction lending generally is considered to involve a higher degree of risk than other types of lending due to a variety of factors, including the difficulties in estimating construction costs and anticipating construction delays and, generally, the dependency on timely, successful project completion and the lease-up or sale of units and commencement of operations post-completion of construction. In addition, since these loans generally entail greater risk than mortgage loans on income-producing property, we may need to establish or increase our allowance for loan losses in the future to account for the potential increase in probable incurred credit losses associated with these loans. Further, as the lender under a construction loan, we may be obligated to fund all or a significant portion of the loan at one or more future dates. We may not have the funds available at those future date(s) to meet our funding obligations under our construction loans. In that event, we would likely be in breach of the loan unless we are able to raise the funds from alternative sources, which we may not be able to achieve on favorable terms or at all.

If a borrower fails to complete the construction of a project or experiences cost overruns, there could be adverse consequences associated with the loan, including a loss of the value of the property underlying the loan, a borrower claim against us for failure to perform under the loan documents if we choose to stop funding, increased costs to the borrower that the borrower is unable to pay, a bankruptcy filing by the borrower, and abandonment by the borrower of the property underlying the loan. Furthermore, construction projects have received stop work orders in certain regions as a means to slow the spread of COVID-19, which has resulted in project delays for construction loans we have funded, and will likely result in cost overruns to complete such projects. These consequences could have a material adverse effect on us.

Our investments in construction loans will require us to make estimates about the fair value of land improvements that may be challenged by the IRS.

We have invested in, and may continue to invest in, construction loans, the interest from which will be qualifying income for purposes of the 75% and 95% REIT gross income tests, provided that certain requirements are met and, in the case of the 75% gross income test, the loan is treated as adequately secured by real property. There can be no assurance that the IRS would not successfully challenge our estimate of the value of the real property and our treatment of the construction loans for purposes of the REIT income and assets tests, which may cause us to fail to qualify as a REIT.

Investments in subordinated mortgage interests, mezzanine loans and other assets that are subordinated or otherwise junior in a borrower’s capital structure may expose us to greater risk of loss.

We have originated or acquired, and may from time to time in the future originate or acquire, subordinated mortgage interests, mezzanine loans and other assets that are subordinated or otherwise junior to other financing in a borrower’s capital structure and that involve privately negotiated structures. To the extent we invest in subordinated debt or mezzanine tranches of a borrower’s capital structure, these investments and our remedies with respect thereto, including the ability to foreclose on any collateral securing the investments, will be subject to the rights of holders of more senior tranches in the borrower’s capital structure and, to the extent applicable, contractual intercreditor and/or participation agreement provisions. Significant losses related to these loans or investments could materially and adversely affect us.

As the terms of these investments are subject to contractual relationships among lenders, co-lending agents and others, they can vary significantly in their structural characteristics and other risks. For example, the rights of holders of subordinated mortgage interests to control the process following a borrower default may vary from transaction to transaction. Further, subordinated mortgage interests typically are secured by a single property and accordingly reflect the risks associated with significant concentration.

Like subordinated mortgage interests, mezzanine loans are by their nature structurally subordinated to more senior property-level financings. If a borrower defaults on our mezzanine loan or on debt senior to our loan, or if the borrower is in bankruptcy, our mezzanine loan will be satisfied only after the property-level debt and other senior debt is paid in full. As a result, a partial loss in the value of the underlying collateral can result in a total loss of the value of the mezzanine loan. In addition, even if we are able to foreclose on the underlying collateral following a default on a mezzanine loan, we would be substituted for the defaulting borrower and, to the extent income generated on the underlying property is insufficient to meet outstanding debt obligations on the property, we may need to commit substantial additional capital and/or deliver a replacement guarantee by a creditworthy entity, which could include us, to stabilize the property and prevent additional defaults to lenders with existing liens on the property. In addition, our investments in senior loans may be effectively subordinated to the extent we borrow under a warehouse line (which can be in the form of a repurchase facility) or similar facility and pledge the senior loan as collateral. Under these arrangements, the lender has a right to repayment of the borrowed amount before we can collect on the value of our loan, and therefore if the value of the pledged senior loan decreases below the amount we have borrowed, we would experience significant losses.

Most of the CRE loans that we originate or acquire are non-recourse loans and the assets securing these loans may not be sufficient to protect us from a partial or complete loss if the borrower defaults on the loan, which could materially and adversely affect us.

Most CRE loans represent non-recourse obligations of the borrower, with the exception of certain limited purpose guarantees such as customary non-recourse carve-outs for certain “bad acts” by a borrower, environmental indemnities and, in some cases, completion guarantees, carry guarantees and limited payment guarantees. Consequently we typically have no recourse (or very limited recourse for specified purposes) against the assets of the borrower or its sponsor other than our recourse to specified loan collateral. In the event of a borrower default under one or more of our loans, we will bear a risk of loss to the extent of any deficiency between the value of the specified collateral and the unpaid principal balance on our loan, absent recoveries to us under any applicable guarantees, which could materially and adversely affect us. In addition, we may incur substantial costs and delays in realizing the value of such collateral. Further, although a loan may provide for limited recourse to a principal, parent or other affiliate of the borrower, there is no assurance that we will be able to recover our deficiency from any such party or that its assets would be sufficient to pay any otherwise recoverable claim. In the event of the bankruptcy of a borrower, the loans to that borrower will be deemed to be secured only to the extent of the value of any underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the loan or lien securing the loan could be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession.

We may be subject to additional risks associated with CRE loan participations.

Some of our CRE loans are, and may in the future be, held in the form of participation interests or co-lender arrangements in which we share the loan rights, obligations and benefits with other lenders. With respect to participation interests, we may require the consent of these parties to exercise our rights under the loans, including rights with respect to amendment of loan documentation, enforcement proceedings upon a default and the institution of, and control over, foreclosure proceedings. In circumstances where we hold a minority interest, we may be become bound to actions of the majority to which we otherwise would object. We may be adversely affected by this lack of control with respect to these interests.

If we originate or acquire CRE loans or CRE-related assets secured by liens on facilities that are subject to a ground lease and the ground lease is terminated unexpectedly, our interests in the loans could be materially and adversely affected.

A ground lease is a lease of land, usually on a long-term basis, that does not include buildings or other improvements on the land. Normally, any real property improvements made by the lessee during the term of the lease will revert to the owner at the end of the lease term. We have originated, and may in the future originate or acquire, CRE loans or CRE-related assets secured by liens on facilities that are subject to a ground lease, and, if the ground lease were to expire or terminate unexpectedly, due to the borrower’s default on the ground lease, our interests in the loans could be materially and adversely affected.

We may invest in derivative instruments, which would subject us to increased risk of loss.

Subject to maintaining our qualification as a REIT, we may invest in derivative instruments. Derivative instruments, especially when purchased in large amounts, may not be liquid, so that in volatile markets we may not be able to close out a position without incurring a loss. The prices of derivative instruments, including swaps, futures, forwards and options, are highly volatile and such instruments may subject us to significant losses. The value of such derivatives also depends upon the price of the underlying instrument or commodity. Derivatives and other customized instruments also are subject to the risk of non-performance by the relevant counterparty. In addition, actual or implied daily limits on price fluctuations and speculative position limits on the exchanges or over-the-counter markets in which we may conduct our transactions in derivative instruments may prevent prompt liquidation of positions, subjecting us to the potential of greater losses. Derivative instruments that may be purchased or sold by us may include instruments not traded on an exchange. The risk of non-performance by the obligor on such an instrument may be greater and the ease with which we can dispose of or enter into closing transactions with respect to such an instrument may be less than in the case of an exchange-traded instrument. In addition, significant disparities may exist between “bid” and “asked” prices for derivative instruments that are traded over-the-counter and not on an exchange. Such over-the-counter derivatives are also typically not subject to the same type of investor protections or governmental regulation as exchange-traded instruments.

In addition, we may invest in derivative instruments that are neither presently contemplated nor currently available, but which may be developed in the future, to the extent such opportunities are both consistent with our investment objectives and legally permissible. Any of these investments may expose us to unique and presently indeterminate risks, the impact of which may not be capable of determination until such instruments are developed and/or we determine to make such an investment.

We may experience a decline in the fair market value of our assets.

A decline in the fair market value of our assets may require us to recognize an “other-than-temporary” impairment against such assets under GAAP if we were to determine that, with respect to any assets in unrealized loss positions, we do not have the ability and intent to hold such assets to maturity or for a period of time sufficient to allow for recovery to the original acquisition cost of such assets. If such a determination were to be made, we would recognize unrealized losses through earnings and write down the amortized cost of such assets to a new cost basis, based on the fair market value of such assets on the date they are considered to be other-than-temporarily impaired. Such impairment charges reflect non-cash losses at the time of recognition; subsequent disposition or sale of such assets could further affect our future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale. If we experience a decline in the fair market value of our assets, it could materially and adversely affect us.

Some of our portfolio investments may be recorded at fair market value and, as a result, there will be uncertainty as to the value of these investments.

Most of our portfolio investments may be in the form of positions or securities that are not publicly traded. The fair market value of securities and other investments that are not publicly traded may not be readily determinable. We will value these investments quarterly at fair market value, which may include unobservable inputs. Because such valuations are subjective, the fair market value of certain of our investments may fluctuate over short periods of time and our determinations of fair market value may differ materially from the values that would have been used if a ready market for these investments existed. We could be materially and adversely affected if our determinations regarding the fair market value of these investments were significantly higher than the values that we ultimately realize upon their disposal, in the case of investments disposed of prior to maturity.

U.S. and global financial systems have undergone significant disruption, and such disruption may negatively impact our ability to execute our investment strategy, which would materially and adversely affect us.

The U.S. and global financial markets have undergone a significant disruption caused by the COVID-19 pandemic, the full ramifications of which are not yet known, but could continue to materially and adversely affect us. They have also experienced significant disruptions in the past, during which times global credit markets collapsed, borrowers defaulted on their loans at historically high levels, banks and other lending institutions suffered heavy losses and the value of real estate declined. During such periods, a significant number of borrowers became unable to pay principal and interest on outstanding loans as the value of their real estate declined. Declining real estate values could reduce the level of new senior and subordinate loan originations. Instability in the U.S. and global financial markets in the future could be caused by any number of factors beyond our control, including, without limitation, pandemics, terrorist attacks or other acts of war and adverse changes in national or international economic, market and political conditions. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect both our net interest income from loans in our portfolio as well as our ability to execute our investment strategy, which would materially and adversely affect us.

Insurance proceeds on a property may not cover all losses, which could result in the corresponding non-performance of or loss on our investment related to such property.

There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war, which may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations and other factors, including terrorism or acts of war, also might result in insurance proceeds insufficient to repair or replace a property if it is damaged or destroyed. Under these circumstances, the borrower’s receipt of insurance proceeds with respect to a property relating to one of our investments might not be adequate to restore our economic position with respect to our investment. Any uninsured loss could result in the loss of cash flow from, and the asset value of, the affected property and the value of our investment related to such property.

Our investments expose us to risks associated with debt-oriented real estate investments generally.

We seek to invest primarily in debt in or relating to real estate assets. Any deterioration of real estate fundamentals generally, and in the U.S. in particular, could negatively impact our performance by making it more difficult for our borrowers to satisfy their debt payment obligations to us, increasing the default risk applicable to borrowers, and/or making it relatively more difficult for us to generate attractive risk-adjusted returns. Changes in general economic conditions will affect the creditworthiness of our borrowers and may include economic and/or market fluctuations, changes in environmental, zoning and other laws, casualty or condemnation losses, regulatory limitations on rents, decreases in property values, changes in the appeal of properties to tenants, changes in supply and demand, fluctuations in real estate fundamentals (including average occupancy and room rates for hotel properties), energy supply shortages, various uninsured or uninsurable risks, natural disasters, terrorism, acts of war, changes in government regulations (such as rent control), political and legislative uncertainty, changes in real property tax rates and operating expenses, changes in interest rates, currency exchange rates changes in the availability of debt financing and/or mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, negative developments in the economy that depress travel activity, demand and/or real estate values generally and other factors that are beyond our control.

We cannot predict the degree to which economic conditions generally, and the conditions for CRE debt investing in particular, will improve or decline. Declines in the performance of relevant regional and global economies or in the CRE debt market could have a material adverse effect on us.

CRE-related investments that are secured, directly or indirectly, by CRE are subject to potential delinquency, foreclosure and loss, which could materially and adversely affect us.

CRE debt investments that are secured, directly or indirectly, by property are subject to risks of delinquency and foreclosure and risks of loss. The ability of a borrower to repay a loan secured, directly or indirectly by an income-producing property typically depends primarily upon the successful operation of the property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan in a timely manner, or at all, may be impaired and therefore could reduce our return from an affected property or investment, which could materially and adversely affect us. Net operating income of an income-producing property can be affected by, among other things:

•	tenant mix and tenant bankruptcies;

•	success of tenant businesses and the ability to respond to evolving risks, such as COVID-19;

•	decreases in the net worth, liquidity or other ability of our borrowers or any guarantor to honor their obligations to us, including as a result of COVID-19;

•	property management decisions, including with respect to capital improvements, particularly in older building structures;

•	property location and condition;

•	competition from other properties offering the same or similar services;

•	changes in laws that increase operating expenses or limit rents that may be charged;

•	any need to address environmental contamination or compliance with environmental requirements at the property;

•	changes in national, regional or local economic conditions and/or specific industry segments;

•	declines in regional or local real estate values;

•	declines in regional or local rental or occupancy rates;

•	changes in interest rates and in the state of the credit and securitization markets and the debt and equity capital markets, including diminished availability or lack of debt financing for CRE;

•	changes in real estate tax rates and other operating expenses;

•	changes in governmental rules, regulations and fiscal policies, including Treasury Regulations promulgated under the Code, or Treasury Regulations, and environmental legislation;

•	fraudulent acts or theft on the part of the property owner, sponsor and/or manager;

•	the potential for uninsured or under-insured property losses;

•	acts of God, terrorism, social unrest and civil disturbances, which may decrease the availability of or increase the cost of insurance or result in uninsured losses; and

•	adverse changes in zoning laws.

In the event of any default under a loan held directly by us, we will bear a risk of loss to the extent of any deficiency between the value of the collateral and the principal of and accrued interest on the loan. In the event of the bankruptcy of a loan borrower, the loan to that borrower will be deemed to be secured only to the extent of the value of any underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a loan can be an expensive and lengthy process and could result in significant losses.

An increase in interest rates may cause a decrease in the demand for certain of our target assets, which could adversely affect our ability to originate or acquire target assets that satisfy our investment objectives to generate income and pay dividends.

Rising interest rates generally reduce the demand for transitional CRE loans due to the higher cost of borrowing. A reduction in the volume of CRE loans originated may affect the volume of certain target assets available to us, which could adversely affect our ability to acquire target assets that satisfy our investment objectives. If rising interest rates cause us to be unable to originate or acquire a sufficient volume of our target assets with a yield that is above our borrowing cost, our ability to satisfy our investment objectives to generate income and pay dividends may be materially and adversely affected.

Prepayment rates may adversely affect the yield on our loans and the value of our portfolio of assets.

The value of our assets may be affected by prepayment rates on loans. In periods of declining interest rates, prepayment rates on loans generally increase. If interest rates decline at the same time as prepayment rates, the proceeds of such prepayments received during such periods are likely to be reinvested by us in assets yielding less than the yields on the assets that were prepaid. In addition, if we originate or acquire mortgage-related securities or a pool of mortgage securities, we anticipate that the underlying mortgages will prepay at a projected rate generating an expected yield. If we purchase assets at a premium to par value, when borrowers prepay their loans faster than expected, the corresponding prepayments on the asset may reduce the expected yield on such securities because we will have to amortize the related premium on an accelerated basis. Conversely, if we purchase assets at a discount to par value, when borrowers prepay their loans slower than expected, the decrease in corresponding prepayments on the asset may reduce the expected yield on such securities because we will not be able to accrete the related discount as quickly as originally anticipated. In addition, as a result of the risk of prepayment, the market value of the prepaid assets may benefit less than other fixed income securities from declining interest rates.

Prepayment rates on loans may be affected by a number of factors including, but not limited to, the then-current level of interest rates, the availability of mortgage credit, the relative economic vitality of the area in which the related properties are located, the servicing of the loans, possible changes in tax laws, other opportunities for investment, and other economic, social, geographic, demographic and legal factors and other factors beyond our control. Consequently, such prepayment rates cannot be predicted with certainty and no strategy can completely insulate us from prepayment or other such risks.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values, including as a result of the COVID-19 pandemic, could impair our investments and harm our operations, which could materially and adversely affect us.

We believe the risks associated with our business will be more severe during periods of economic slowdown or recession if these periods are accompanied by declining real estate values, including as a result of the COVID-19 pandemic. Declining real estate values will likely reduce the level of loan originations since borrowers often use appreciation in the value of their existing properties to support the purchase or investment in additional properties. Borrowers may also be less able to pay principal of and interest on our loans if the value of real estate weakens. Further, declining real estate values significantly increase the likelihood that we will incur losses on its loans in the event of default because the value of our collateral may be insufficient to cover its cost on the loan. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect our ability to invest in, sell and securitize loans. Any of the foregoing risks could materially and adversely affect us.

We may not have control over certain of our investments.

Our ability to manage our portfolio of investments may be limited by the form in which they are made. In certain situations, we may:

•	acquire investments subject to rights of senior creditors and servicers under intercreditor or servicing agreements;

•	pledge our investments as collateral for financing arrangements;

•	acquire only a minority and/or a non-controlling participation in an underlying investment;

•	co-invest with others through partnerships, joint ventures or other entities, thereby acquiring non-controlling interests; or

•	rely on independent third-party management or servicing with respect to the management of an asset.

Therefore, we may not be able to exercise control over all aspects of our investments. Such investments may involve risks not present in investments as to which senior creditors, junior creditors or servicers are not involved. Our rights to control the process following a borrower default may be subject to the rights of senior or junior creditors or servicers whose interests may not be aligned with ours.

Future joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on joint venture partners’ financial condition and liquidity and disputes between us and our joint venture partners.

We may in the future make investments through joint ventures. Such joint venture investments may involve risks not otherwise present when we originate or acquire investments without partners, including the following:

•	we may not have exclusive control over the investment or the joint venture, which may prevent us from taking actions that are in our best interest;

•	joint venture agreements often restrict the transfer of a partner’s interest or may otherwise restrict our ability to sell the interest when we desire and/or on advantageous terms;

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any future joint venture agreements may contain buy-sell provisions pursuant to which one partner may initiate procedures requiring the other partner to choose between buying the other partner’s interest or selling its interest to that partner;

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we may not be in a position to exercise sole decision-making authority regarding the investment or joint venture, which could create the potential risk of creating impasses on decisions, such as with respect to acquisitions or dispositions;

•	a partner may, at any time, have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals;

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a partner may be in a position to take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT and our exclusion from registration under the 1940 Act;

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a partner may fail to fund its share of required capital contributions or may become bankrupt, which may mean that we and any other remaining partners generally would remain liable for the joint venture’s liabilities;

•

our relationships with our partners are contractual in nature and may be terminated or dissolved under the terms of the applicable joint venture agreements and, in such event, we may not continue to own or operate the interests or investments underlying such relationship or may need to purchase such interests or investments at a premium to the market price to continue ownership;

•

disputes between us and a partner may result in litigation or arbitration that could increase our expenses and prevent our Manager and our officers and directors from focusing their time and efforts on our business and could result in subjecting the investments owned by the joint venture to additional risk; or

•

we may, in certain circumstances, be liable for the actions of a partner, and the activities of a partner could adversely affect our ability to continue to qualify as a REIT or maintain our exclusion from registration under the 1940 Act, even though we do not control the joint venture.

Any of the above may subject us to liabilities in excess of those contemplated and adversely affect the value of our future joint venture investments, which could materially and adversely affect us.

Loans or investments involving international real estate-related assets are subject to special risks that we may not manage effectively, which could have a material adverse effect on us.

We may invest a portion of our capital in assets outside the U.S. if our Manager deems such investments appropriate. To the extent that we invest in non-U.S. real estate-related assets, we may be subject to certain risks associated with international investments generally, including, among others:

•	currency exchange matters, including fluctuations in currency exchange rates and costs associated with conversion of investment principal and income from one currency into another;

•	financing related to assets located outside the U.S. may be unavailable on favorable terms or at all, or may be subject to non-customary covenants that hinder our operations;

•	less developed or efficient financial markets than in the U.S., which may lead to potential price volatility and relative illiquidity;

•	the burdens of complying with international regulatory requirements and prohibitions that differ between jurisdictions;

•	the existence of tariffs and other trade barriers or restrictions;

•	laws affecting foreclosure and debtor and creditor rights;

•	changes in laws or clarifications to existing laws that could impact our tax treaty positions, which could adversely impact the returns on our investments;

•	a less developed legal or regulatory environment, differences in the legal and regulatory environment or additional legal and regulatory compliance requirements;

•	political hostility to investments by foreign investors;

•	higher rates of inflation;

•	higher transaction costs;

•	difficulty enforcing contractual obligations;

•	fewer investor protections;

•

certain economic and political risks, including potential exchange control regulations and restrictions on any non-U.S. investments and repatriation of profits on investments or of capital invested, the risks of political, economic or social instability, the possibility of expropriation or confiscatory taxation and adverse economic and political developments; and

•	potentially adverse tax consequences.

If any of the foregoing risks were to materialize, they could have a material adverse effect on us.

Transactions denominated in foreign currencies subject us to foreign currency risks.

We may acquire assets in transactions denominated in foreign currencies, including in Euros or British pounds sterling, which exposes us to foreign currency risk. As a result, a change in foreign currency exchange rates may have an adverse impact on the valuation of our assets, as well as our income and distributions. Any such changes in foreign currency exchange rates may impact the measurement of such assets or income for the purposes of our REIT tests and may affect the amounts available for payment of dividends on our common stock.

CRE valuation is inherently subjective and uncertain.

The valuation of CRE assets and therefore the valuation of any underlying collateral relating to loans made by us is inherently subjective and uncertain due to, among other factors, the individual nature of each property, its location, the expected future cash flows from that particular property, future market conditions, the impact of the COVID-19 pandemic on the demand for various types of real estate and the valuation methodology adopted. In addition, where we invest in construction loans, initial assessments will assume completion of the project. Additionally, as it relates to the LTV for a loan in our portfolio, underwritten values and projected costs are not updated after origination of the loan except in the case of a partial loan paydown or release of underlying collateral, material changes to expected project costs, the receipt of a new appraisal (typically in connection with financing or refinancing activity), certain loan modifications or other facts or circumstances that warrant a change in the reported loan-to-value or loan-to-cost as we deem appropriate. As a result, the valuations of the CRE assets against which we will make loans are subject to a large degree of uncertainty, which has increased due to the COVID-19 pandemic, and are made on the basis of assumptions and methodologies that may not prove to be accurate, particularly in periods of volatility, low transaction flow or restricted debt or equity capital availability in the commercial or residential real estate markets.

The due diligence process that our Manager undertakes in regard to investment opportunities may not reveal all facts that may be relevant in connection with an investment and if our Manager incorrectly evaluates the risks of our investments, we may experience losses, which could materially and adversely affect us.

Before making investments for us, our Manager conducts due diligence that it deems reasonable and appropriate based on the facts and circumstances relevant to each potential investment. When conducting due diligence, our Manager may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues, among others. Outside consultants, legal advisors and accountants may be involved in the due diligence process in varying degrees depending on the type of potential investment. Relying on the resources available to it, our Manager will evaluate our potential investments based on criteria it deems appropriate for the relevant investment. Our Manager’s credit underwriting may not prove accurate, as actual results may vary from estimates. If our Manager’s assessment of the asset’s future performance and value is not accurate relative to the price we pay for a particular investment, we may experience losses with respect to such investment. Any such losses could materially and adversely affect us.

Moreover, investment analyses and decisions by our Manager may frequently be required to be undertaken on an expedited basis to take advantage of investment opportunities. In such cases, the information available to our Manager at the time of making an investment decision may be limited, and they may not have access to detailed information regarding such investment. Therefore, we cannot assure you that our Manager will have knowledge of all circumstances that may adversely affect such investment.

In addition to other analytical tools, our Manager will utilize financial models to evaluate investments, the accuracy and effectiveness of which cannot be guaranteed.

In addition to other analytical tools, our Manager utilizes financial models to evaluate investments, the accuracy and effectiveness of which cannot be guaranteed. In all cases, financial models are only estimates of future results which are based upon assumptions made at the time that the projections are developed. There can be no assurance that our Manager’s projected results will be attained and actual results may vary significantly from the projections. General economic and industry-specific conditions, which are not predictable, can have an adverse impact on the reliability of projections.

We may need to foreclose on certain of the loans we originate or acquire, which could result in losses that materially and adversely affect us.

Properties underlying our CRE loans may be subject to unknown or unquantifiable liabilities that may adversely affect the value of our investments. Such defects or deficiencies may include title defects, title disputes, liens or other encumbrances on the mortgaged properties. The discovery of such unknown defects, deficiencies and liabilities could affect the ability of our borrowers to make payments to us or could affect our ability to take title to and sell the underlying properties, which could materially and adversely affect us.

We may find it necessary or desirable to foreclose on certain of the loans we originate or acquire, and the foreclosure process may be lengthy and expensive. Among the expenses that are likely to occur in any foreclosure would be the incurrence of substantial legal fees and potentially significant transfer taxes. If we foreclose on an asset, we may take title to the property securing that asset subject to any debt and debt service requirements then in effect, which was the case for the foreclosure resulting in our ownership of such investment. If we do not or cannot sell a foreclosed property, we would then come to own and operate it as “real estate owned.” Owning and operating real property, such as our real estate owned investment, involves risks that are different (and in many ways more significant) than the risks faced in owning an asset secured by that property. In addition, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us.

Whether or not we have participated in the negotiation of the terms of any such loans, we cannot assure you as to the adequacy of the protection of the terms of the applicable loan, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of any applicable security interests. Furthermore, claims may be asserted by lenders or borrowers that might interfere with enforcement of our rights. Borrowers may resist foreclosure actions by asserting numerous claims, counterclaims and defenses against us, including, without limitation, lender liability claims and defenses, even when the assertions may have no basis in fact, in an effort to prolong the foreclosure action and seek to force the lender into a modification of the loan or a favorable buyout of the borrower’s position in the loan. In some states, foreclosure actions can take several years or more to litigate. At any time prior to or during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure actions and further delaying the foreclosure process and potentially resulting in a reduction or discharge of a borrower’s debt. Foreclosure may create a negative public perception of the related property, resulting in a diminution of its value. Even if we are successful in foreclosing on a loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Furthermore, any costs or delays involved in the foreclosure of the loan or a liquidation of the underlying property will further reduce the net proceeds and, thus, increase any such loss. The incurrence of any such losses could materially and adversely affect us.

We may be subject to lender liability claims, and if we are held liable under such claims, we could be subject to losses.

In recent years, a number of judicial decisions have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or stockholders. We cannot assure prospective investors that such claims will not arise or that we will not be subject to significant liability and losses if a claim of this type did arise.

If the loans that we originate or acquire do not comply with applicable laws, we may be subject to penalties, which could materially and adversely affect us.

Loans that we originate or acquire may be directly or indirectly subject to U.S. federal, state or local governmental laws. Real estate lenders and borrowers may be responsible for compliance with a wide range of laws intended to protect the public interest, including, without limitation, the Truth in Lending, Equal Credit Opportunity, Fair Housing and Americans with Disabilities Acts and local zoning laws (including, but not limited to, zoning laws that allow permitted non-conforming uses). If we or any other person fails to comply with such laws in relation to a loan that we have originated or acquired, legal penalties may be imposed, which could materially and adversely affect us. Additionally, jurisdictions with “one action,” “security first” and/or “antideficiency rules” may limit our ability to foreclose on a real property or to realize on obligations secured by a real property. In the future, new laws may be enacted or imposed by U.S. federal, state or local governmental entities, and such laws could have a material adverse effect on us.

We may not control the servicing of mortgage loans in which we invest and, in such cases, the special servicer may take actions that could adversely affect our interests.

Third parties service certain of our investments, and their responsibilities will include all services and duties customary to servicing and sub-servicing mortgage loans in a diligent manner consistent with prevailing mortgage loan servicing standards, such as the collection and remittance of payments on our mortgage loans, administration of mortgage escrow accounts, collection of insurance claims and foreclosure. Should a servicer experience financial or operational difficulties, it may not be able to perform these services or these services may be curtailed, including any obligation to advance payments of amounts due from delinquent loan obligors. For example, typically a servicer’s obligation to make advances on behalf of a delinquent loan obligor is limited to the extent that it does not expect to recover the advances from the ultimate disposition of the collateral pledged to secure the loan. In addition, as with any external service provider, we are subject to the risks associated with inadequate or untimely services for other reasons such as fraud, negligence, errors, miscalculations or other reasons. The ability of a servicer to effectively service our portfolio of mortgage loans may be critical to our success. The failure of a servicer to effectively service our portfolio of mortgage loans could materially and adversely affect us.

Liability relating to environmental matters may impact the value of our loans or of properties that we may acquire upon foreclosure of the properties underlying our investments.

To the extent we take title to any of the properties underlying our investments, we may be subject to environmental liabilities arising from the foreclosed properties. Under various U.S. federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous substances. The presence of hazardous substances on a property may adversely affect our ability to sell the property, and we may incur substantial remediation costs. As a result, the discovery of material environmental liabilities attached to those properties could materially and adversely affect us.

In addition, the presence of hazardous substances may adversely affect an owner’s ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of a property underlying one of our loans becomes liable for removal costs, the ability of the owner to make payments to us may be reduced, which in turn may adversely affect the value of the relevant loan held by us and could materially and adversely affect us.

Climate change has the potential to impact properties.

Currently, it is not possible to predict how legislation or new regulations that may be adopted to address greenhouse gas, or GHG, emissions will impact CRE properties. However, any such future laws and regulations imposing reporting obligations or limitations on GHG emissions could require the owners of properties to make significant expenditures to attain and maintain compliance. The impact of climate change could have a material adverse effect on the properties underlying our investments.

Risks Related to Our Common Stock

There has been no public market for our common stock prior to this offering and an active trading market may not develop or be sustained following this offering, which may negatively affect the liquidity and market price of our common stock and make it difficult for investors to sell their shares on favorable terms when desired.

The shares of our common stock being sold in this offering are newly issued securities for which there is no established trading market. We intend to apply to list our common stock on the NYSE under the trading symbol “CMTG.” There can be no assurance that an active trading market for our common stock will develop, or if one develops, be maintained. Accordingly, no assurance can be given as to the ability of our stockholders to sell their common stock when desired or as to the price that our stockholders may obtain for their common stock.

The initial public offering price per share of our common stock offered under this prospectus may not accurately reflect the value of your investment.

Prior to this offering, there has been no market for our common stock. The initial public offering price per share of our common stock offered by this prospectus was negotiated among us and the underwriters, and therefore may not accurately reflect the value of your investment. Factors considered in determining the price of our common stock include:

•	the valuation multiples of publicly-traded companies that the representatives for the underwriters believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our Manager and its affiliates, their past and present operations, and the prospects for, and timing of, our future performance and condition;

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours; and

•	other factors deemed relevant by the underwriters and us.

You will experience immediate and dilution from the purchase of our common stock in this offering.

The initial public offering price per share of our common stock is higher than the pro forma as adjusted net tangible book value per share of our common stock outstanding as of the date of this prospectus. Accordingly, if you purchase common stock in this offering, you will experience immediate dilution of approximately $         per share of our common stock, based upon an assumed initial public offering price of $         per share, which is the mid-point of the price range indicated on the cover page of this prospectus, and assuming no exercise by the underwriters of their option to purchase additional shares of our common stock. This means that investors that purchase shares of our common stock in this offering will pay a price per share that exceeds the pro forma as adjusted net tangible book value per share of our common stock. See “Dilution.”

The United Kingdom’s exit from the European Union could materially and adversely affect us.

The United Kingdom has withdrawn from the European Union (an event known as Brexit). The United Kingdom and the European Union have entered into a trade and cooperation agreement governing certain aspects of their future relationship. The agreement addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things. However, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before Brexit. These developments, or the perception that any related developments could occur, have had and may continue to have a material adverse effect on global economic conditions and financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Since we rely on access to the financial markets in order to refinance our debt liabilities and gain access to new financing, ongoing political uncertainty and any worsening of the economic environment may reduce our ability to refinance our existing and future liabilities or gain access to new financing, in each case on favorable terms or at all.

We have not established a minimum dividend payment level, and we may be unable to generate sufficient cash flows from our operations to pay dividends to our stockholders at any time in the future at a particular level, or at all, which could materially and adversely affect us.

We are generally required to annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, for us to qualify as a REIT, which requirement we currently intend to satisfy through quarterly distributions of all or substantially all of our REIT taxable income in such year, subject to certain adjustments. Our ability to pay dividends may be adversely affected by a number of factors, including due to the COVID-19 pandemic and the risk factors described in this prospectus. Any distributions we make to our stockholders will be at the discretion of our Board and will depend upon our historical and anticipated REIT taxable income, results of operations, financial condition, liquidity, financing agreements (including covenants), maintenance of our REIT qualification, our exclusion from registration under the 1940 Act, applicable provisions of the MGCL and such other factors as our Board deems relevant. We believe that a change in any one of the following factors could adversely impair our ability to pay dividends to our stockholders:

•	the profitability of the investment of the net proceeds from this offering;

•	our ability to make investments that generate attractive risk-adjusted returns;

•	margin calls, obligations to accelerate repayment of financings or other expenses that reduce our cash flow;

•	defaults in our portfolio or decreases in the value of our portfolio, including as a result of the COVID-19 pandemic; and

•	the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates.

As a result, no assurance can be given that we will be able to pay dividends to our stockholders at any time in the future or that the level of any distributions we do make to our stockholders will achieve our targeted yield or increase or even be maintained over time, any of which could materially and adversely affect us.

We may use a portion of the net proceeds from this offering to make quarterly distributions, which would, among other things, reduce our cash available for investing.

Prior to the time we have fully invested the net proceeds from this offering, we may fund our quarterly distributions out of such net proceeds, which would reduce the amount of cash we have available for investing and other purposes. The use of these net proceeds for distributions could be dilutive to our financial results. In addition, funding our distributions from our net proceeds may constitute a return of capital to our investors, which would have the effect of reducing each stockholder’s basis in its shares of our common stock.

Investing in our common stock may involve a high degree of risk.

The investments that we make in accordance with our investment objectives may result in a high amount of risk when compared to alternative investment options and volatility or loss of principal. Our investments may be highly speculative and aggressive, and therefore an investment in our common stock may not be suitable for someone with lower risk tolerance.

Because a limited number of stockholders, including affiliates of our Manager and members of our Sponsor’s senior management team and principals, own a substantial number of our shares, they may make decisions or take actions that may be detrimental to your interests.

As of the date of this prospectus, our Sponsor’s senior management and principals own approximately     % of Claros REIT Holdings and, on a pro forma as adjusted basis (assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same), will own approximately     % of our common stock. By virtue of their voting power, in addition to Claros REIT Holdings’ board designation rights (currently designated by Almanac), these stockholders have the power to significantly influence our business and affairs and are able to influence the outcome of matters required to be submitted to stockholders for approval, including the election of our directors, amendments to our charter, mergers or sales of assets. The influence exerted by these stockholders over our business and affairs might not be consistent with the interests of some or all of our stockholders. In addition, the concentration of equity ownership may have the effect of delaying, deterring or preventing a change in control of our company, including transactions which would be in the best interests of our stockholders and would result in receipt of a premium to the price of shares of our common stock and therefore such concentration might negatively affect the market price of shares of our common stock.

If we or our existing stockholders sell additional shares of our common stock after this offering, the market price of our common stock could decline.

The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon completion of this offering, we will have a total of                  shares of our common stock outstanding (or                  shares if the underwriters exercise in full their option to purchase                  additional shares). Of the outstanding                  shares, the                  shares sold in this offering (or                  shares if the underwriters exercise their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act (except for shares of our common stock purchased in the directed share program, which are subject to a 180-day lock-up period), subject to the limitations on ownership and transfer set forth in our charter, and except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining outstanding                  shares of common stock held by our existing stockholders after this offering will be subject to certain restrictions on resale. We, our Manager, our executive officers, directors, director nominees, our existing stockholders and certain other persons buying shares of our common stock through the directed share program will be subject to lock-up agreements with the underwriters that, subject to certain customary exceptions, restrict the sale of the shares of our common stock held by them for 180 days following the date of this prospectus. The representatives of the underwriters may, in their sole discretion and without notice, release all or any portion of the shares of common stock subject to lock-up agreements. See “Underwriting” for a description of these lock-up agreements.

Upon the expiration of the lock-up agreements described above, all of such                  shares will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. However, commencing 181 days following the date of this prospectus, certain holders of our common stock will have the right, subject to certain exceptions and conditions, to require us to register the resale of their shares of common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Upon completion of this offering, the shares covered by registration rights would represent approximately     % of our total common stock outstanding on a pro forma basis giving effect to this offering (or     %, if the underwriters exercise in full their option to purchase additional shares). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

We intend to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock subject to issuance under the 2016 Plan. We expect to file this registration statement as promptly as possible after the completion of this offering. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements or other substantially similar contractual restrictions, as applicable, and subject to the Rule 144 limitations applicable to affiliates and vesting of such shares, as applicable.

As restrictions on resale end, the market price of shares of our common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of shares of our common stock or other equity securities.

Risks Related to Our Organization and Structure

Stockholders have limited control over changes in our policies and operations.

Our Board determines our major policies, including with regard to investments, financing, equity and debt capitalization, REIT qualification, exclusion from registration under the 1940 Act and distributions, among others. Our Board may amend or revise these and other policies without a vote of the stockholders. Under our charter and the MGCL, our stockholders generally have a right to vote only on the following matters:

•	the election or removal of directors;

•	the amendment of our charter, except that our Board may amend our charter without stockholder approval to:

•	change our name;

•	change the name or other designation or the par value of any class or series of stock and the aggregate par value of our stock;

•	increase or decrease the aggregate number of shares of stock that we have the authority to issue;

•	increase or decrease the number of our shares of any class or series of stock that we have the authority to issue; and

•	effect certain reverse stock splits;

•	our liquidation and dissolution; and

•	our being a party to certain mergers, conversions, consolidation, sale or other disposition of all or substantially all of our assets or statutory share exchange.

All other matters are subject to the discretion of our Board.

Avoiding the need to register under the 1940 Act imposes significant limits on our operations. Your investment return may be reduced if we are required to register as an investment company under the 1940 Act.

We intend to conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of “investment company” set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

We are organized as a holding company and conduct our businesses primarily through our subsidiaries. We intend to conduct our operations so that we comply with the 40% test. The securities issued by any wholly-owned or majority-owned subsidiaries that we may form in the future that are excepted from the definition of “investment company” based on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe that we will not be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through our subsidiaries, we are primarily engaged in non-investment company businesses related to real estate.

The determination of whether an entity is a majority-owned subsidiary of our company is made by us. The 1940 Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The 1940 Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. Generally, we treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested that the SEC or its staff approve our treatment of any company as a majority-owned subsidiary, and neither the SEC nor its staff has done so. If the SEC or its staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy or assets could have a material adverse effect on us.

We expect certain of our subsidiaries to qualify for the exclusion from the definition of “investment company” pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for certain entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” To qualify for the exclusion pursuant to Section 3(c)(5)(C), based on positions set forth by the staff of the SEC, each such subsidiary generally is required to hold (i) at least 55% of its assets in qualifying real estate assets and (ii) at least 80% of its assets in qualifying real estate assets and real estate-related assets. For our majority- or wholly-owned subsidiaries that will maintain this exclusion or another exclusion or exception under the 1940 Act (other than Section 3(c)(1) or Section 3(c)(7) thereof), our interests in these subsidiaries will not constitute “investment securities.” We expect each of our subsidiaries relying on Section 3(c)(5)(C) to rely on guidance published by the SEC staff or on our analyses of guidance published with respect to other types of assets to determine which assets are qualifying real estate assets and real estate-related assets.

Any change in the interpretive positions of the SEC or its staff with respect to Section 3(c)(5)(C) of the 1940 Act could have a material adverse effect on us.

In general, the SEC staff takes the position that a qualifying real estate asset is an asset that represents an actual interest in real estate or is a loan or lien fully secured by real estate. The SEC staff also takes the position that an asset that can be viewed as being the functional equivalent of, and provide its holder with the same economic experience as, a direct investment in real estate (or in a loan or lien fully secured by real estate) may be considered to be a qualifying real estate asset for purposes of Section 3(c)(5)(C). On the other hand, the SEC staff generally takes the position that an asset is not a qualifying real estate asset for purposes of Section 3(c)(5)(C) if it is an interest in the nature of a security in another person engaged in the real estate business (e.g., fractionalized interests in individual or pooled mortgages).

The interpretive positions of the SEC or its staff may change. For example, on August 31, 2011, the SEC issued a concept release and request for comments regarding the exclusion provided by Section 3(c)(5)(C) (Release No. IC-29778) in which it contemplated the possibility of issuing new rules or providing new interpretations of the exemption that might, among other things, define the phrase “liens on and other interests in real estate” or consider sources of income in determining a company’s “primary business.” To the extent the SEC staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategy or assets accordingly. There can be no assurance that we will be able to maintain this exclusion from registration for certain of our subsidiaries. In addition, we may be limited in our ability to make certain investments, and these limitations could result in a subsidiary holding assets we might wish to sell or selling assets we might wish to hold.

As a consequence of our seeking to avoid the need to register under the 1940 Act on an ongoing basis, we and/or our subsidiaries may be restricted from making certain investments or may structure investments in a manner that would be less advantageous to us than would be the case in the absence of such requirements. For example, these restrictions will limit the ability of our subsidiaries to invest directly in CMBS that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and certain asset-backed securities, and equity interests in real estate companies or in assets not related to real estate. Further, the mortgage-related investments that we acquire are limited by the provisions of the 1940 Act and the rules and regulations promulgated thereunder. We also may be required at times to adopt less efficient methods of financing certain of our mortgage-related investments, and we may be precluded from acquiring certain types of mortgage-related investments. Additionally, Section 3(c)(5)(C) of the 1940 Act prohibits us from issuing redeemable securities. If we fail to qualify for an exemption from registration as an investment company under the 1940 Act or an exclusion from the definition of an investment company, our ability to use leverage would be substantially reduced, and we would not be able to conduct our business as described in this prospectus.

No assurance can be given that the SEC staff will concur with our classification of our or our subsidiaries’ assets or that the SEC staff will not, in the future, issue further guidance that may require us to reclassify those assets for purposes of qualifying for an exclusion or exemption from registration under the 1940 Act. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the definition of “investment company” and the exclusions or exceptions to that definition, we may be required to adjust our investment strategies accordingly.

Additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategies we have chosen. If the SEC or its staff take a position contrary to our view with respect to the characterization of any of the assets or securities we invest in, we may be deemed an unregistered investment company. Therefore, in order not to be required to register as an investment company, we may need to dispose of a significant portion of our assets or securities or acquire significant other additional assets that may have lower returns than our expected portfolio, or we may need to modify our business plan to register as an investment company, which would result in significantly increased operating expenses and would likely entail significantly reducing our indebtedness, which could also require us to sell a significant portion of our assets, which would likely reduce our profitability. We cannot assure you that we would be able to complete these dispositions or acquisitions of assets, or deleveraging, on favorable terms, or at all. Consequently, any modification of our business plan could have a material adverse effect on us.

There can be no assurance that we and our subsidiaries will be able to successfully avoid operating as an unregistered investment company. If the SEC determined that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would potentially be unable to enforce contracts with third parties and that third parties could seek to obtain rescission of transactions undertaken during the period for which it was established that we were an unregistered investment company. Any of these results would have a material adverse effect on us. Since we will not be subject to the 1940 Act, we will not be subject to its substantive provisions, including but not limited to, provisions requiring diversification of investments, limiting leverage and restricting investments in illiquid assets.

Rapid changes in the values of our other real estate-related investments may make it more difficult for us to maintain our qualification as a REIT or exclusion from registration under the 1940 Act.

If the market value or income potential of real estate-related investments declines as a result of increased interest rates, prepayment rates or other factors, we may need to increase our real estate investments and income and/or liquidate our non-qualifying assets in order to maintain our REIT qualification or exclusion from registration under the 1940 Act. If the decline in real estate asset values and/or income occurs quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated by the illiquid nature of any non-qualifying assets that we may own. We may have to make investment decisions that we otherwise would not make absent the REIT and 1940 Act considerations, which could materially and adversely affect us.

Our rights and the rights of our stockholders to recover on claims against our directors and officers are limited, which could reduce your and our recovery against them if they negligently cause us to incur losses.

Maryland law permits us to include in our charter a provision limiting the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

In addition our charter authorizes us to obligate ourselves and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to: (a) any present or former director or officer who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity; or (b) any individual who, while a director or officer of the Company and at our request, serves or has served as a director, officer, trustee, member, manager or partner of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity. For details regarding the circumstances under which we are required or authorized to indemnify and to advance expenses to our directors, officers or our Manager, see “Our Manager and the Management Agreement—Management Agreement—Liability and Indemnification.”

We also are permitted to purchase and maintain insurance or provide similar protection on behalf of any directors, officers, employees and agents, including our Manager and its affiliates, against any liability asserted which was incurred in any such capacity with us or arising out of that status. This may result in us having to expend significant funds, which will reduce the available cash for distribution to our stockholders.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management or ownership.

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, directors may be removed from office with or without cause, but only upon the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast generally in the election of directors. Vacancies on our Board, whether resulting from an increase in the number of directors or otherwise, will be filled by a majority vote of the remaining directors; provided that for so long as Claros REIT Holdings directly or indirectly owns 4.9% or more of the outstanding shares of our common stock and for so long as Fuyou is an affiliate of Ping An and Fuyou, together with other affiliates of Ping An, owns 4.9% or more of the outstanding shares of common stock, respectively, if a vacancy on our Board occurs at any time with respect to any director that was designated for nomination by either Claros REIT Holdings or Fuyou, then a new designee of Claros REIT Holdings or Fuyou, as the case may be, will be nominated for election to serve, and will be elected, as a new director in accordance with our organizational documents. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in control of the Company that is in the best interests of our stockholders.

Our charter does not permit any person to own more than (a) 9.6%, in value or in number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our common stock, or (b) 9.6% in value of the aggregate of the outstanding shares of our capital stock, and any attempt to acquire shares of our common stock or any of our capital stock in excess of these ownership limits will not be effective without a prior exemption by our Board.

For us to qualify as a REIT under the Code, not more than 50% of the value of our outstanding stock may be owned directly or indirectly, by five or fewer individuals during the last half of a taxable year. “Individuals” for this purpose include natural persons, private foundations, some employee benefit plans and trusts, and some charitable trusts. For the purpose of preserving our qualification as a REIT for federal income tax purposes, our charter prohibits beneficial or constructive ownership by any person of more than a certain percentage, currently 9.6%, in value or in number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our common stock or more than a certain percentage, currently 9.6%, in value of the aggregate of the outstanding shares of our capital stock.

The constructive ownership rules are complex and may cause shares of the outstanding common stock owned by a group of related individuals or entities to be deemed to be constructively owned by another individual or entity. As a result, the acquisition of less than 9.6% of our outstanding shares of common stock or our capital stock by an individual or entity could cause another individual or entity to own constructively in excess of 9.6% of our outstanding shares of common stock or our capital stock, respectively, and thus violate one of the ownership limits. Any attempt to own or transfer shares of our common stock in violation of the ownership limits without the consent of our Board will result in either (a) the transfer of the shares in question to a trust for the exclusive benefit of a charitable beneficiary, or (b) the transfer being void, with the ultimate determination depending on the circumstances surrounding the transfer in question. In either case, the purported transferee shall acquire no rights in any shares purported to be transferred in excess of the ownership limits.

The ownership limits may have the effect of precluding a change in control of us by a third-party, even if the change in control would be in the best interests of our stockholders or would result in receipt of a premium to the price of shares of our common stock (and even if the change in control would not reasonably jeopardize our REIT status). The exemptions to the ownership limit granted to date may limit our Board’s power to increase the ownership limit or grant further exemptions in the future.

Our bylaws designate certain Maryland courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the U.S. District Court for the District of Maryland, Northern Division, shall be the sole and exclusive forum for the following: any derivative action or proceeding brought on our behalf, other than actions arising under U.S. federal securities laws; any action asserting a claim of breach of any duty owed by any of our present or former directors, officers or other employees to the corporation or to our stockholders; any action asserting a claim against us or any of our present or former directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws; or any action asserting a claim against us or any of our present or former directors, officers or other employees that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving these matters in other jurisdictions, which could materially and adversely affect us.

Some provisions of our charter and bylaws and Maryland law may delay, deter or prevent takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price.

Some of the provisions of Maryland law and our charter and bylaws discussed below could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our stockholders by providing them with the opportunity to sell their shares at a premium to the then current market price.

Issuance of Stock Without Stockholder Approval. Our charter authorizes our Board, without stockholder approval, to authorize the issuance of up to 500,000,000 shares of common stock, $0.01 par value per share, and up to 10,000,000 shares of preferred stock, $0.01 par value per share, of which 125 shares are classified as 12.5% Series A Redeemable Cumulative Preferred Stock. Our charter authorizes a majority of our entire Board, without stockholder approval, to amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of shares of stock of any class or series that we have authority to issue. In addition, our Board, without stockholder approval, may reclassify any unissued shares of our common stock or preferred stock and may set the preferences, conversions or other rights, voting powers and other terms of the classified or reclassified shares. The issuance of any preferred stock could materially and adversely affect the rights of holders of our common stock and, therefore, could reduce the market price of our common stock. In addition, specific rights granted to future holders of our preferred stock could be used to restrict our ability to merge with, or sell assets to, a third-party. The power of our Board to cause us to issue preferred stock could, in certain circumstances, make it more difficult, delay, deter, prevent or make it more costly to acquire or effect a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Advance Notice Bylaw. Our bylaws contain advance notice procedures for the introduction by a stockholder of new business by a stockholder. These provisions could, in certain circumstances, discourage proxy contests and make it more difficult for you and other stockholders to elect stockholder-nominated directors and to propose and, consequently, approve stockholder proposals opposed by management.

Certain Provisions of Maryland Law. Certain provisions of the MGCL may have the effect of inhibiting a third-party from acquiring us or of impeding a change of control under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of the shares, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding shares of voting stock or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation) or an affiliate of any interested stockholder and us for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations; and

•

“control share” provisions that provide that holders of “control shares” of our company (defined as voting shares of stock that, if aggregated with all other shares of stock owned or controlled by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of issued and outstanding “control shares,” subject to certain exceptions) have no voting rights except to the extent approved by stockholders by the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter, excluding all interested shares.

Pursuant to the Maryland Business Combination Act, our Board adopted a resolution exempting any business combination with any other person, provided that the business combination is first approved by the Board. Consequently, the five-year prohibition and the supermajority vote requirements do not apply to business combinations between us and any person, provided that the business combination is first approved by the Board. As a result, any person may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the supermajority vote requirements and the other provisions of the statute.

As permitted by the MGCL, our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Additionally, Title 3, Subtitle 8 of the MGCL permits our Board, without stockholder approval and regardless of what currently is provided in our charter or bylaws, to implement certain takeover defenses, such as a classified board, some of which we do not have.

U.S. Federal Income Tax Risks

Failure to maintain our qualification as a REIT would materially and adversely affect us and the market price of our common stock.

We have elected to be taxed as a REIT commencing with our taxable year ended December 31, 2015. We believe that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT. We have not requested and do not plan to request a ruling from the IRS that we qualify as a REIT and cannot assure you that we so qualify. If we fail to qualify as a REIT or lose our REIT qualification, we will face serious tax consequences that would substantially reduce the funds available for distribution to our stockholders for each of the years involved because:

•	we would not be allowed a deduction for distributions to our stockholders in computing our REIT taxable income and would be subject to regular U.S. federal corporate income tax;

•	we also could be subject to increased state and local taxes; and

•	unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

Any such corporate tax liability could be substantial and would reduce our cash available for, among other things, our operations and distributions to our stockholders. In addition, if we fail to maintain our qualification as a REIT, we will not be required to pay dividends to our stockholders. As a result of all these factors, our failure to maintain our qualification as a REIT also could impair our ability to expand our business and raise capital, and would materially and adversely affect us and the market price of our common stock. Furthermore, we have from time to time owned direct or indirect interests in one or more entities that elected to be taxed as REITs under the Code. We refer to each such entity as a Subsidiary REIT. If a Subsidiary REIT was to fail to qualify as a REIT, then (i) the Subsidiary REIT would face the tax consequences described above, and (ii) the Subsidiary REIT’s failure to qualify as a REIT could have an adverse effect on our ability to comply with the REIT income and asset tests, and thus could impair our ability to qualify as a REIT unless we could avail ourselves of certain relief provisions.

Qualification as a REIT involves the application of highly technical and complex provisions of the Code for which there are only limited judicial and administrative interpretations.

The determination of various factual matters and circumstances not entirely within our control may affect our ability to maintain our qualification as a REIT. In order to maintain our qualification as a REIT, we must satisfy a number of requirements, including requirements regarding the ownership of our stock, requirements regarding the composition of our assets and a requirement that at least 95% of our gross income in any year must be derived from qualifying sources. Also, we must pay dividends to our stockholders aggregating annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may materially adversely affect our investors, our ability to maintain our qualification as a REIT for federal income tax purposes or the desirability of an investment in a REIT relative to other investments.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow, which could materially and adversely affect us.

Even if we maintain our qualification as a REIT for federal income tax purposes, we may be subject to some federal, state and local income, property and excise taxes on our income or property, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure and, in certain cases, a 100% penalty tax, in the event we sell property as a dealer. In addition, any TRSs that we own will be subject to tax as regular corporations in the jurisdictions in which they operate.

Complying with REIT requirements may force us to liquidate, restructure or forego otherwise attractive investments.

To qualify as a REIT, we must ensure that we meet the REIT gross income tests annually and that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities, stock in REITs and other qualifying real estate assets, including certain mortgage loans and certain kinds of MBS and debt instruments of publicly offered REITs. The remainder of our investments in securities (other than government securities and REIT qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and securities that are qualifying real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total securities can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio, or contribute to a TRS, otherwise attractive investments, and may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the income or asset requirements for qualifying as a REIT. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Liquidation of assets may jeopardize our REIT qualification or create additional tax liability for us.

To continue to qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

The failure of mortgage loans or CMBS subject to a repurchase agreement or a mezzanine loan to qualify as a real estate asset would adversely affect our ability to qualify as a REIT.

When we enter into repurchase agreements, we will nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase the sold assets. We believe that we will be treated for U.S. federal income tax purposes as the owner of the assets that are the subject of any of these agreements notwithstanding that these agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the assets during the term of the repurchase agreement, in which case we could fail to qualify as a REIT.

In addition, we may acquire and originate mezzanine loans, which are loans secured by equity interests in a partnership or limited liability company that directly or indirectly owns real property. In Revenue Procedure 2003-65, the IRS provided a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in Revenue Procedure 2003-65, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% gross income test. Although Revenue Procedure 2003-65 provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We may treat certain mezzanine loans that do not meet all of the requirements for reliance on this safe harbor as real estate assets giving rise to qualifying mortgage interest for purposes of the REIT asset and income requirements, or otherwise not adversely affecting our qualification as a REIT. There can be no assurance that the IRS will not challenge the tax treatment of these mezzanine loans, and if such a challenge were sustained, we could in certain circumstances be required to pay a penalty tax or fail to qualify as a REIT.

We may be required to report REIT taxable income for certain investments in excess of the economic income we ultimately realize from them.

We may acquire debt instruments in the secondary market for less than their face amount. The amount of the discount will generally be treated as “market discount” for U.S. federal income tax purposes. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made, unless we elect to include accrued market discount in income as it accrues. Principal payments on certain loans are made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If we collect less on the debt instrument than our purchase price plus the market discount we previously reported as income, we may not be able to benefit from any offsetting loss deductions.

In addition, we may acquire distressed debt investments, or loans that become “non-performing” following our acquisition thereof, that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are “significant modifications” under applicable Treasury Regulations, the modified debt may be considered to have been reissued to us at a gain in a debt-for-debt exchange with the borrower. In that event, we may be required to recognize taxable gain to the extent the principal amount of the modified debt exceeds our adjusted tax basis in the unmodified debt, even if the value of the debt or the payment expectations have not changed.

Moreover, some of the CMBS that we may acquire may have been issued with original issue discount, or OID. We will be required to report such OID based on a constant yield method and will be taxed based on the assumption that all future projected payments due on such CMBS will be made. If such CMBS turns out not to be fully collectible, an offsetting loss deduction will become available only in the later year that uncollectibility is provable.

Finally, in the event that any debt instrument that we acquire is delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as REIT taxable income as it accrues, despite doubt as to its ultimate collectability. We may also be required to accrue interest income with respect to subordinate MBS at its stated rate regardless of whether corresponding cash payments are received or are ultimately collectable. In each case, while we would in general ultimately have an offsetting loss deduction available to us when the interest was determined to be uncollectible, the utility of that deduction could depend on our having REIT taxable income in that later year or thereafter.

The “taxable mortgage pool” rules may increase the taxes that we or our stockholders may incur, and may limit the manner in which we effect future securitizations.

Securitizations by us or our subsidiaries could result in the creation of taxable mortgage pools, or TMPs, for U.S. federal income tax purposes. As a result, we could have “excess inclusion income.” Certain categories of stockholders, such as non-U.S. stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to any excess inclusion income. In addition, to the extent that our common stock is owned by tax-exempt “disqualified organizations,” such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business taxable income, or UBTI, we may incur a corporate level tax on a portion of any excess inclusion income. Moreover, we could face limitations in selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

Our ownership of TRSs is subject to certain restrictions, and we will be required to pay a 100% penalty tax on certain income or deductions if our transactions with our TRSs are not conducted on arm’s length terms.

From time to time we may own interests in one or more TRSs. A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including activities that generate fee income that would be nonqualifying income for purposes of the REIT gross income tests or the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to federal income tax as a regular C corporation. In addition, a 100% excise tax will be imposed on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s length basis.

A REIT’s ownership of securities of a TRS is not subject to the 5% or 10% asset tests applicable to REITs. Not more than 20% of the value of a REIT’s total assets may be represented by securities of TRSs, and not more than 25% of the value of a REIT’s total assets may be represented by securities (including securities of one or more TRSs), other than those securities includable in the 75% asset test. We anticipate that the aggregate value of the stock and securities of any TRSs that we own will be less than 20% of the value of our total assets, and together with any other nonqualifying assets that we own will be less than 25% of the value of our total assets, and we will monitor the value of these investments to ensure compliance with applicable ownership limitations. In addition, we intend to structure our transactions with any TRSs that we own to ensure that they are entered into on arm’s-length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the above limitations or to avoid application of the 100% excise tax discussed above.

To maintain our REIT status, we may be forced to raise capital during unfavorable market conditions or pay dividends in the form of taxable stock distributions, and the unavailability of capital on favorable terms at the desired times, or at all, may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, which could materially and adversely affect us.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year (determined without regard to the dividends paid deduction and excluding net capital gains), and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income (determined without regard to the dividends paid deduction and including net capital gains) each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our net capital gains, and 100% of our undistributed income from prior years. To maintain our REIT status and avoid the payment of federal income and excise taxes, we may need to raise capital to meet the REIT distribution requirements, even if the then-prevailing market conditions are not favorable for raising capital. These capital needs could result from differences in timing between the actual receipt of income and inclusion of income for federal income tax purposes. For example, we may be required to accrue interest and discount income on mortgage loans, MBS, and other types of debt securities or interests in debt securities before we receive any payments of interest or principal on the assets. Our access to third-party sources of capital depends on a number of factors, including the market’s perception of our growth potential, our current and potential leverage, our outstanding equity on an actual and fully diluted basis and our current and potential future results of operations, liquidity, and financial condition. We cannot assure you that we will have access to capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, which could materially and adversely affect us. Alternatively, we may make taxable in-kind distributions of our own stock, which may cause our stockholders to be required to pay income taxes with respect to such distributions in excess of any cash they receive, or we may be required to withhold taxes with respect to such distributions in excess of any cash our stockholders receive.

Dividends payable by REITs, including us, generally do not qualify for the reduced tax rates available for some dividends, which may negatively affect the value of our common stock.

“Qualified dividends” payable to U.S. stockholders that are individuals, trusts and estates are generally subject to tax at preferential rates, currently at a maximum federal rate of 20%. Dividends payable by REITs, however, generally are not eligible for the preferential tax rates applicable to qualified dividend income. Under the Tax Cuts and Jobs Act, or the 2017 Tax Legislation, however, U.S. stockholders that are individuals, trusts and estates generally may deduct up to 20% of the ordinary dividends (e.g., dividends not designated as capital gain dividends or qualified dividend income) received from a REIT for taxable years beginning after December 31, 2017 and before January 1, 2026. Although this deduction reduces the effective U.S. federal income tax rate applicable to certain dividends paid by REITs (generally to 29.6% assuming the stockholder is subject to the 37% maximum rate), such tax rate is still higher than the tax rate applicable to corporate dividends that constitute qualified dividend income. Accordingly, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could materially and adversely affect the value of the stock of REITs, including the per share trading price of our common stock.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate exposure or currency fluctuations will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if (A) the instrument hedges either (i) interest rate risk on liabilities used to carry or acquire real estate assets or (ii) currency fluctuations with respect to items of income that qualify for purposes of the REIT 75% or 95% gross income tests or assets that generate such income or (B) the transaction is entered into to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of, and, in any such case, such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute nonqualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains, or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in a TRS will generally not provide any tax benefit, except for being carried forward against future taxable income in such TRS.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, that would be treated as sales for U.S. federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held as inventory or primarily for sale to customers in the ordinary course of business. We could be subject to this tax if we were to sell or securitize loans in a manner that was treated as a sale of the loans as inventory or primarily for sale to customers in the ordinary course of business for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans, other than through a TRS, and we may be required to limit the structures we use for securitization transactions, even though such sales or structures might otherwise be beneficial for us.

In connection with our acquisition of certain assets, we may rely on legal opinions or advice rendered or given or statements by the issuers of such assets, and the inaccuracy of any conclusions of such opinions, advice or statements may adversely affect our REIT qualification and result in significant corporate-level tax.

When purchasing securities, we may rely on opinions or advice of counsel for the issuer of the securities, or statements made in related offering documents, for purposes of determining whether the securities represent debt or equity securities for U.S. federal income tax purposes, and also to what extent those securities constitute qualifying real estate assets for purposes of the REIT asset tests and produce income which qualifies under the 75% and 95% REIT gross income tests. The inaccuracy of any these opinions, advice or statements may adversely affect our REIT qualification and result in significant corporate-level tax.

Legislative or other actions affecting REITs materially and adversely affect our stockholders and us.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws, with or without retroactive application, could materially and adversely affect our stockholders and us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury Regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the federal income tax consequences of such qualification, or the federal income tax consequences of an investment in us. Also, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in other entities more attractive relative to an investment in a REIT.

The 2017 Tax Legislation has significantly changed the U.S. federal income taxation of U.S. businesses and their owners, including REITs and their stockholders. The legislation is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and IRS, any of which could lessen or increase the impact of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities.

General Risks

If we fail to implement and maintain an effective system of internal control, we may not be able to accurately determine our financial results or prevent fraud, which could materially and adversely affect us.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We may in the future discover areas of our internal controls that need improvement. We cannot be certain that we will be successful in implementing or maintaining an effective system of internal control over our financial reporting. Furthermore, as we grow our business, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. Additionally, the existence of any material weakness or significant deficiency would require our Manager to devote significant time and us to incur significant expense to remediate any material weaknesses or significant deficiencies and our Manager may not be able to remediate any material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our financial results, which could materially and adversely affect us.

The obligations associated with being a public company will require significant resources and attention from our Manager’s senior management team.

As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, including the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, related regulations of the SEC and requirements of the NYSE, with which we were not required to comply as a private company. The Exchange Act requires that we file annual, quarterly and current reports with the SEC. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal control over financial reporting. These reporting and other obligations will place significant demands on our Manager’s senior management team, administrative, operational and accounting resources and will cause us to incur significant expenses. We may need to upgrade our systems or create new systems, implement additional financial and other controls, reporting systems and procedures, and create or outsource an internal audit function. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company, we will be required to maintain effective internal control over financial reporting and to report any material weaknesses in our internal controls. In addition, beginning with our second annual report on Form 10-K, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. Once we are no longer an emerging growth company, our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting on an annual basis. The process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to conclude that our internal control over financial reporting is effective or if, once we are no longer an emerging growth company, our independent registered public accounting firm is unable to express an opinion that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. We could also become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

The impact of any future terrorist attacks and the potential unavailability of affordable terrorism insurance expose us to certain risks.

Terrorist attacks, the anticipation of any such attacks, and the consequences of any military or other response by the U.S. and its allies may have an adverse impact on the U.S. financial markets and the economy in general. We cannot predict the severity of the effect that any such future events would have on the U.S. financial markets, the economy or our business. Any future terrorist attacks could adversely affect the credit quality of some of our investments. Some of our investments will be more susceptible to such adverse effects than others, particularly those secured by properties in major cities or properties that are, or are in close proximity to, prominent landmarks or public attractions. To the extent that protests, riots or other forms of civil unrest have a material adverse effect on our borrowers’ businesses or have the effect of decreasing demand for commercial real estate in such metropolitan areas, including as a result of a general decline in the desire to live, work in or travel to such metropolitan areas, the value of our investments, and our business, financial condition, liquidity, results of operations and prospects may be materially and adversely affected. We may suffer losses as a result of the adverse impact of any future terrorist attacks or civil unrest and these losses may materially and adversely affect us.

In addition, the enactment of the Terrorism Risk Insurance Act of 2002, or TRIA, and the subsequent enactments of the Terrorism Risk Insurance Program Reauthorization Act of 2007, which extended TRIA through the end of 2014, and the Terrorism Risk Insurance Program Reauthorization Act of 2015, which extended TRIA through the end of 2020, requires insurers to make terrorism insurance available under their property and casualty insurance policies and provides federal compensation to insurers for insured losses. However, this legislation does not regulate the pricing of such insurance and there is no assurance that this legislation will be extended beyond 2020. The absence of affordable insurance coverage may adversely affect the general real estate lending market, lending volume and the market’s overall liquidity and may reduce the number of suitable investment opportunities available to us and the pace at which we are able to make investments. If the properties that we invest in are unable to obtain affordable insurance coverage, the value of those investments could decline and in the event of an uninsured loss, we could lose all or a portion of our investment.

The market price of our common stock may fluctuate significantly.

The capital and credit markets have recently experienced a period of extreme volatility and disruption. The market price and liquidity of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance.

Some of the factors that could negatively affect the market price of our common stock include:

•	our actual or projected operating results, financial condition, cash flows and liquidity, or changes in investment strategy or prospects, including as a result of the COVID-19 pandemic;

•	actual or perceived conflicts of interest between us and our Manager or its affiliates or personnel;

•	equity or equity-related issuances by us, or share resales by our stockholders, or the perception that such issuances or resales may occur;

•	our inability to raise capital on attractive terms when needed, including the loss of one or more major financing sources;

•	our inability to originate investments with attractive risk-adjusted returns;

•	actual, anticipated or perceived accounting or internal control problems;

•	publication of research reports about us, the CRE industry, CRE debt on transitional assets or interest rates;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased leverage we incur in the future;

•	additions to or departures of key personnel of our Sponsor or its affiliates, including our Manager, or their key personnel;

•	speculation in the press or investment community about us or other similar companies;

•

changes in market interest rates, which may lead investors to demand a higher distribution yield for our common stock, if we have begun to pay dividends to our stockholders, and which could result in increased interest expenses on our debt;

•	a compression of the yield on our investments and an increase in the cost of our liabilities;

•	failure to maintain our REIT qualification and our exclusion from registration under the 1940 Act;

•	price and volume fluctuations in the overall stock market from time to time;

•	a prolonged economic slowdown, a lengthy or severe recession or declining real estate values, including as a result of the COVID-19 pandemic;

•	general market and economic conditions, and trends including inflationary concerns and the current state of the credit and capital markets, including as a result of the COVID-19 pandemic;

•

significant volatility in the market price and trading volume of securities of publicly-traded REITs or other companies in our sector, which are not necessarily related to the operating performance of these companies, including the recent volatility and disruption caused by the COVID-19 pandemic;

•	changes in law, regulatory policies or tax guidelines, or interpretations thereof, particularly with respect to REITs;

•	changes in the value of our portfolio, including as a result of the COVID-19 pandemic;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts, including as a result of the COVID-19 pandemic;

•	operating performance of companies comparable to us;

•	level of competitive pressures from time to time;

•	short-selling pressure with respect to shares of our common stock or commercial mortgage REITs generally;

•	uncertainty surrounding the strength of the U.S. economic recovery;

•	concerns regarding the high-yield debt market; and

•	the other factors described under “Risk Factors.”

As noted above, market factors unrelated to our performance could also negatively impact the market price of our common stock. One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution rate as a percentage of our stock price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in the capital markets can affect the market price of our common stock. For instance, if interest rates rise, it is likely that the market price of our common stock will decrease as market rates on interest-bearing securities increase.

Future offerings of debt or equity securities, which would rank senior to our common stock, may adversely affect the market price of our common stock.

If we decide to issue debt or equity securities in the future that would rank senior to our common stock, those securities generally will have a preference to our receipt of dividends and liquidation payments. It is likely that those securities will also be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and those securities, as well as other equity securities we issue, may result in dilution to owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future offerings. Thus holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. When we use the words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may” or similar expressions, we intend to identify forward-looking statements. Statements regarding the following subjects, among others, may be forward-looking:

•	use of the net proceeds from this offering;

•	our business and investment strategy;

•	our projected operating results;

•	the timing of cash flows, if any, from our investments;

•	the state of the U.S. and global economy generally or in specific geographic regions;

•

the duration and the severity of the COVID-19 pandemic, actions that may be taken by governmental authorities to contain the COVID-19 pandemic or to treat its impact and the adverse impacts that the COVID-19 pandemic has had, and will likely continue to have, on the global economy and on our business, financial condition, liquidity, results of operations and prospects and on our ability to service our debt and pay dividends to our stockholders, including as a result of the COVID-19 pandemic’s adverse impact on the net worth, liquidity and other ability of borrowers or any guarantors to honor their obligations to us;

•	defaults by borrowers in paying debt service on outstanding loans;

•	governmental actions and initiatives and changes to government policies;

•	the amount of commercial mortgage loans requiring refinancing;

•	our ability to obtain financing arrangements on attractive terms, or at all;

•	current and prospective financing costs and advance rates for our target assets;

•	our expected leverage;

•	general volatility of the securities markets in which we may invest;

•	the impact of a protracted decline in the liquidity of credit markets on our business;

•	the uncertainty surrounding the strength of the global economy;

•	the return on or impact of current and future investments, including our loan portfolio and real estate owned investment;

•	allocation of investment opportunities to us by our Manager and our Sponsor;

•	changes in interest rates and the market value of our investments;

•	effects of hedging instruments on our target assets;

•	rates of default or decreased recovery rates on our target assets and related impairment charges, including as it relates to our real estate owned investment;

•	the degree to which our hedging strategies may or may not protect us from interest rate volatility;

•	changes in governmental regulations, tax law and rates, and similar matters (including interpretation thereof);

•	our ability to maintain our qualification as a REIT;

•	our ability to maintain our exclusion from registration under the 1940 Act;

•	availability and attractiveness of investment opportunities we are able to originate in our target assets;

•	the ability of our Manager to locate suitable investments for us, monitor, service and administer our investments and execute our investment strategy;

•	availability of qualified personnel from our Sponsor and its affiliates, including our Manager;

•	estimates relating to our ability to pay dividends to our stockholders in the future;

•	our understanding of our competition;

•	impact of increased competition on projected returns; and

•	market trends in our industry, interest rates, real estate values, the debt markets generally, the CRE debt market or the general economy.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. You should not place undue reliance on these forward-looking statements. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. Some of these factors are described in this prospectus under the headings “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” If a change occurs, our business, financial condition, liquidity, results of operations and prospects may vary materially from those expressed in our forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $                , or approximately $                 if the underwriters exercise in full their option to purchase additional shares of common stock from us, assuming an initial public offering price of $                 per share, which is the midpoint of the initial public offering price range set forth on the cover page of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price of $                 per share would increase or decrease the net proceeds to us from this offering by approximately $                 , assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same.

We intend to use the net proceeds from this offering to fund investments in our target assets. For more information regarding our target assets, please see “Business—Our Target Assets.”

We intend to use any net proceeds from this offering that are not applied as described above for general corporate and working capital purposes. Until appropriate uses can be identified, our Manager may invest this balance initially in interest-bearing short-term investments, including money market funds, bank accounts, overnight repurchase agreements with primary federal reserve bank dealers collateralized by direct U.S. government obligations and other instruments or investments reasonably determined by our Manager to be of high quality and consistent with our intention to continue to qualify as a REIT and maintain our exclusion from registration under the 1940 Act. These initial investments are expected to provide a lower net return than we will seek to achieve from our target assets. In addition, prior to the time that we have permanently used all of the net proceeds from this offering, we may temporarily reduce amounts outstanding under our repurchase facilities with a portion of the net proceeds from this offering going to the counterparties, which may be the underwriters in this offering or their affiliates. See “Underwriting—Other Relationships.”

DISTRIBUTION POLICY

To satisfy the requirements to continue to qualify as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our REIT taxable income to holders of our common stock out of assets legally available therefor. Any distributions we make to our stockholders will be at the discretion of our Board and will depend upon our historical and anticipated REIT taxable income, results of operations, financial condition, liquidity, financing agreements (including covenants), maintenance of our REIT qualification, our exclusion from registration under the 1940 Act, applicable provisions of the MGCL and such other factors as our Board deems relevant. Our REIT taxable income, results of operations, financial condition and liquidity will be affected by various factors, including the net interest and other income from our portfolio, our operating expenses and any other expenditures. See “Risk Factors.”

In addition, prior to the time we have fully invested the net proceeds from this offering, we may fund our quarterly distributions out of these net proceeds, which would reduce the amount of cash we have available for investing and other purposes. The use of these net proceeds for distributions could be dilutive to our financial results.

Below is a summary of our dividend history since the first quarter of 2018:

	Per Share Distribution	Total Distribution (in millions)(1)	Shares Outstanding(2)	Book Value Per Share(3)	Annualized Dividend Yield(4)
2018
First Quarter	$0.19	$23.5	120,912,986	$9.77	8.0%
Second Quarter	$0.17	$28.0	159,816,154	$9.78	7.2%
Third Quarter	$0.20	$37.5	187,512,180	$9.78	8.2%
Fourth Quarter	$0.22	$44.5	203,283,806	$9.78	9.0%
2019
First Quarter	$0.22	$46.1	210,275,306	$9.77	9.0%
Second Quarter	$0.22	$46.8	214,364,606	$9.69	9.0%
Third Quarter	$0.21	$48.0	231,531,562	$9.70	8.5%
Fourth Quarter	$0.23	$55.0	241,101,750	$9.70	9.4%
2020
First Quarter	$0.22	$56.0	260,452,446	$9.70	8.9%
Second Quarter	$0.22	$59.0	267,452,446	$9.69	9.1%
Third Quarter	$0.19	$50.0	267,452,446	$9.70	7.7%
Fourth Quarter	$0.19	$50.0	267,452,446	$9.67	7.7%
2021
First Quarter	$0.19	$50.0	266,866,984	$9.41	8.0%

(1)

Includes, in the case of the second quarter of 2019 and each period through the fourth quarter of 2020, dividend equivalent payments made to holders of 1,755,000 fully-vested but not settled RSUs granted on April 4, 2019, and includes, in the case of the first quarter of 2021, dividend equivalent payments made to holders of 1,169,538 fully-vested but not settled RSUs granted on April 4, 2019, both of which are entitled to and have received dividend equivalent payments per RSU equal to the dividends paid per share on our common stock since the date of grant. Amount does not include any accrued and unpaid dividend equivalent rights related to 2,219,588 unvested performance-based RSUs granted on April 4, 2019 that are expected to vest in full as of the date of this prospectus; however, dividend equivalent rights will accrue from the date of grant and will be paid in cash to the extent the underlying performance-based RSUs vest.

(2)

Includes shares of common stock outstanding as of the dividend record date plus, in the case of the second quarter of 2019 and each period through the fourth quarter of 2020, 1,755,000 shares of common stock underlying RSUs that are vested in full but not yet settled, and in the case of the first quarter of 2021, 1,169,538 shares of common stock underlying RSUs that are vested in full but not yet settled. Does not include 2,219,588 shares of common stock underlying unvested RSUs that are expected to vest in full as of the date of this prospectus.

(3)

As of the end of the most recently completed calendar quarter prior to the dividend payment date. Calculated as (i) total stockholders’ equity less non-controlling interest and preferred stock divided by (ii) number of shares of common stock outstanding at period end, which in the case of the second quarter of 2019 and through the fourth quarter of 2020 includes 1,755,000 shares of common stock underlying RSUs that are vested in full but not yet settled, and in the case of the first quarter of 2021, includes 1,169,538 shares of common stock underlying RSUs that are vested in full but not yet settled. Excludes 2,219,588 shares of common stock underlying unvested RSUs that are expected to vest in full as of the date of this prospectus.

(4)

Annualized dividend yield is calculated as the distribution amount divided by the product of (i) the number of shares outstanding as of the record date reflected in this table and (ii) book value per share reflected in this table, multiplied by four.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2021:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the reclassification of 14,613,968 shares of our redeemable common stock outstanding as of the date of this prospectus into an equivalent number of shares of our common stock and (ii) the issuance of 2,219,588 shares of our common stock underlying unvested RSUs that are expected to vest in full as of the date of this prospectus and the related acceleration of $10.6 million of equity compensation expense; and

•

on a pro forma as adjusted basis to give effect to the pro forma adjustments described above and the sale by us of approximately                 shares of our common stock in this offering at an assumed initial public offering price of $                 per share, the midpoint of the initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and offering expenses payable by us.

This table is unaudited and should be read in conjunction with the information contained in “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2021
(in thousands, except share and per share data)	Actual	Pro Forma	Pro Forma As Adjusted(1)
		(unaudited)	(unaudited)
Cash and Cash Equivalents(2)	$348,773	$344,623
Debt
Repurchase agreements	2,710,098	2,710,098
Loan participations sold, net	540,362	540,362
Notes payable, net	310,120	310,120
Secured term loan, net	745,002	745,002

Debt related to real estate owned	300,000	300,000

Total Debt	$4,605,582	$4,605,582
Redeemable common stock, $0.01 par value, 14,613,968 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted(3)	137,467	—
Stockholders’ Equity
Preferred stock, par value $0.01 per share and liquidation preference $1,000 per share, 10,000,000 shares authorized and 125 shares issued and outstanding, actual, pro forma and pro forma as adjusted	125	125
Common stock, par value $0.01 per share; 500,000,000 shares authorized, 251,083,478 shares issued and outstanding, actual; 267,917,034 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted(4)	2,511	2,679
Additional paid-in capital	2,483,239	2,636,504
Dividends declared	(620,550)	(672,112)
Retained earnings	507,630	542,063

Total Claros Mortgage Trust, Inc. equity	2,372,955	2,509,259

Non-controlling interests	36,146	36,146

Total Stockholders’ Equity	$2,409,101	$2,545,405

Total Capitalization	$7,152,150	$7,150,987

(1)	Assumes no exercise of the underwriters’ option to purchase an additional shares of our common stock.
(2)

Pro forma and pro forma as adjusted reflect the payment of $4.2 million of dividend equivalent rights related to 2,219,588 shares of common stock underlying unvested RSUs that are expected to fully vest as of the date of this prospectus.

(3)

Represents shares of our common stock held by Fuyou that Fuyou has a contractual right to require us to repurchase. See “Certain Relationships and Related Transactions—Redemption Right.” We are currently required to classify those shares of common stock held by Fuyou as redeemable common stock on our balance sheet in accordance with GAAP as Fuyou’s right to redemption is outside of our control. This redemption right will terminate upon completion of this offering.

(4)

The number of shares of common stock outstanding on an actual, pro forma and pro forma as adjusted basis excludes 1,169,538 shares of common stock underlying RSUs that were vested in full but not yet settled as of March 31, 2021.

DILUTION

Purchasers of shares of our common stock in this offering will incur an immediate dilution in net tangible book value per share of their shares of our common stock to the extent the initial public offering price per share of our common stock exceeds the pro forma as adjusted net tangible book value per share of our common stock as of the date of this prospectus.

Our net tangible book value as of March 31, 2021 was approximately $2.4 billion, or $9.41 per share of our common stock. We calculate net tangible book value per share by taking the amount of our total tangible assets reduced by the amount of our total liabilities, redeemable common stock, non-controlling interest and preferred stock, and then dividing that amount by the number of shares of our common stock of 251,083,478 plus 1,169,538 of shares of common stock underlying RSUs that were vested in full but not yet settled as of March 31, 2021.

Our pro forma net tangible book value as of March 31, 2021 was $2.5 billion, or $9.33 per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, non-controlling interest and preferred stock, divided by the number of shares of our common stock outstanding as of March 31, 2021 (including 1,169,538 shares of common stock underlying vested RSUs as noted above), after giving effect to (i) the reclassification for financial reporting purposes of 14,613,968 shares of our redeemable common stock outstanding as of the date of this prospectus into an equivalent number of shares of our common stock upon the closing of this offering and (ii) the issuance of 2,219,588 shares of common stock underlying unvested RSUs that are expected to vest in full as of the date of this prospectus.

Our pro forma as adjusted net tangible book value as of March 31, 2021, gives effect to the sale of                  shares of common stock in this offering at an assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and offering expenses payable by us and, would have been $                , or $                 per share of our common stock. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $                 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $                 per share to new investors purchasing shares of our common stock in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of our common stock		$
Net tangible book value per share as of March 31, 2021	$9.41
Decrease per share attributable to the pro forma adjustments described above	(0.08)

Pro forma net tangible book value per share as of March 31, 2021	9.33
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing common stock in this offering
Pro forma as adjusted net tangible book value per share upon completion of this offering
Dilution per share to new investors purchasing common stock in this offering		$

Dilution is determined by subtracting pro forma as adjusted net tangible book value per share after giving effect to this offering from the assumed initial public offering price per share of our common stock.

If the underwriters exercise in full their option to purchase additional shares, the pro forma as adjusted net tangible book value per share would be $                 per share of our common stock. This represents an increase in net tangible book value of $                 per share to the existing stockholders and results in dilution of $                 per share to new investors purchasing shares of our common stock in this offering.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discount and offering expenses payable by us, a $1.00 increase or decrease in the assumed initial public offering price of $                 per share, the midpoint of the initial public offering price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value attributable to new investors purchasing shares of our common stock in this offering by $                 per share and would increase or decrease the dilution to new investors purchasing shares of our common stock in this offering by $                 per share.

The following table summarizes, as of March 31, 2021, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders and by new investors purchasing shares of our common stock in this offering. As the table shows, new investors purchasing shares of our common stock in this offering may pay an average price per share higher than our existing stockholders paid. The table below assumes an initial public offering price of $                 per share, the midpoint of the initial public offering price range set forth on the cover page of this prospectus, for shares purchased in this offering and excludes the estimated underwriting discount and offering expenses payable by us:

	Shares Purchased		Total Consideration			Average Price Per Share
	Number	Percentage	Amount		Percentage
Existing stockholders(1)	265,697,446			$2,633,141,071			$9.91
New investors
Total			$			$

(1)

Excludes (a) 125 shares of preferred stock, (b) 1,169,538 shares of common stock underlying RSUs that were vested in full but not yet settled as of March 31, 2021 and (c) 2,219,588 shares of common stock underlying unvested RSUs that are expected to vest in full as of the date of this prospectus.

If the underwriters were to fully exercise the underwriters’ option to purchase additional shares of our common stock, the percentage of shares of our common stock held by our existing stockholders would be     % and the percentage of shares of our common stock held by new investors purchasing shares of our common stock in this offering would be     %.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, a $1.00 increase or decrease in the assumed initial public offering price of $                 per share, the midpoint of the initial public offering price range set forth on the cover page of this prospectus, would increase or decrease total consideration paid by new investors and total consideration paid by all stockholders by approximately $                 .

To the extent issuances of common stock, or grants of options, restricted stock awards, restricted stock units or other equity-based awards are made, there will be further dilution to new investors purchasing shares of our common stock in this offering.

The foregoing discussion does not reflect any potential purchases made by our directors, director nominees, officers or other persons associated with us through the directed share program.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited and unaudited consolidated financial statements and notes thereto appearing elsewhere in this prospectus. In addition to historical data, this discussion contains forward-looking statements about our business, results of operations, cash flows, financial condition and prospects based on current expectations that involve risks, uncertainties and assumptions. See “Forward-Looking Statements.” Our actual results may differ materially from those in this discussion as a result of various factors, including, but not limited to, those discussed under “Risk Factors” in this prospectus.

Introduction

We are a CRE finance company focused primarily on originating senior and subordinate loans on transitional CRE assets located in major U.S. markets. Transitional CRE assets are properties that require repositioning, renovation, rehabilitation, leasing, development or redevelopment or other value-added elements in order to maximize value. We believe our Sponsor’s real estate development, ownership and operations experience and infrastructure differentiates us in lending on these transitional CRE assets. Our objective is to be a premier provider of debt capital for transitional CRE assets and, in doing so, to generate attractive risk-adjusted returns for our stockholders over time, primarily through dividends. We strive to create a diversified investment portfolio of CRE loans that we generally intend to hold to maturity.

We focus primarily on originating loans ranging from $50 million to $300 million on transitional CRE assets located in major U.S. markets with attractive fundamental characteristics supported by macroeconomic tailwinds. As of March 31, 2021, our average loan investment commitment was $137.7 million. The below table summarizes our loan portfolio as of March 31, 2021 (dollars in thousands):

						Weighted Average(4)
	Number of Investments (1)	Number of Loans(1)	Aggregate Loan Commitment(2)	Remaining Loan Commitment(3)	Unpaid Principal Balance	All-In Yield(5)	Term to Initial Maturity(6)	Term to Fully Extended Maturity(6)	LTV(7)	% Floating Rate
Senior loans(8)	50	85	$7,242,668	$7,092,851	$5,840,428	6.3%	1.3	2.8	66.5%	98.5%
Subordinate loans	9	12	882,962	723,631	668,623	11.1%	0.7	2.5	59.6%	97.0%

Total / Weighted Average	59	97	$8,125,630	$7,816,482	$6,509,051	6.8%	1.2	2.8	65.8%	98.3%

(1)

Certain investments include multiple loans for which we made commitments to the same borrower or affiliated borrowers on the same date. The loan portfolio table excludes our one real estate owned investment.

(2)	Aggregate loan commitment represents initial loan commitments, as adjusted by reductions, less transfers which qualified for sale accounting under GAAP.
(3)	Remaining loan commitment represents an aggregate loan commitment less repayments received in respect thereof.
(4)	Weighted averages are based on unpaid principal balance.
(5)

All-in yield represents the weighted average annualized yield to initial maturity of each loan within our loan portfolio, inclusive of coupon, origination fees, exit fees, and extension fees received, based on the applicable floating benchmark rate (if applicable), including LIBOR floors (if applicable), as of March 31, 2021.

(6)	Term to initial and fully extended maturity are measured in years. Fully extended maturity assumes all extension options are exercised by the borrower upon satisfaction of the applicable conditions.
(7)

LTV represents “loan-to-value” or “loan-to-cost”, which is calculated as our total loan commitment from time to time, as if fully funded, plus any financings that are pari passu with or senior to our loan, divided by our estimate of either (1) the value of the underlying real estate, determined in accordance with our underwriting process (typically consistent with, if not less than, the value set forth in a third-party appraisal) or (2) the borrower’s projected, fully funded cost basis in the asset, in each case as we deem appropriate for the relevant loan and other loans with similar characteristics. Underwritten values and projected costs are not updated after origination of the loan except in the case of a partial loan paydown or release of underlying collateral, material changes to expected project costs, the receipt of a new appraisal (typically in connection with financing or refinancing activity), certain loan modifications or other facts or circumstances that warrant a change in the reported loan-to-value or loan-to-cost as we deem appropriate.
(8)

Includes contiguous subordinate loans (i.e., loans for which we also hold the mortgage loan) representing aggregate loan commitments of $788.1 million, remaining loan commitments of $783.4 million, and aggregate unpaid principal balance of $617.7 million, in each case as of March 31, 2021.

In February 2021, we foreclosed on a portfolio of seven limited service hotel properties located in New York, New York that secured a $103.9 million mezzanine loan that we originated in February 2018. Neither the prior mezzanine loan nor the portfolio of hotel properties is included in the table above. Our real estate owned investment at the time of foreclosure and as of March 31, 2021 was encumbered by a $300.0 million securitized senior mortgage, which is included as a liability on our balance sheet.

We are externally managed and advised by our Manager, Claros REIT Management, LP, an investment adviser registered with the SEC pursuant to the Advisers Act. Our Sponsor formed our Manager concurrently with our inception to pursue what we believe is a compelling market opportunity to invest in our target assets. In performing its duties to us, our Manager benefits from the resources, relationships, fundamental real estate underwriting and management expertise of our Sponsor’s broad group of real estate professionals. We believe that access to our Sponsor’s broad group of real estate professionals provides our Manager with the market expertise, strategic relationships and operational experience to allow us to execute on our business plan.

We were organized as a Maryland corporation on April 29, 2015 and commenced operations on August 25, 2015. We have elected and believe we have qualified to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2015. We are externally managed and advised by our Manager, an investment adviser registered with the SEC pursuant to the Advisers Act. We operate our business in a manner that permits us to maintain our exclusion from registration under the 1940 Act.

Financial Highlights

Operating Results:

•

Generated net income attributable to common stockholders of $58.6 million during the three months ended March 31, 2021, compared to $53.4 million during the three months ended March 31, 2020, representing an increase of $5.2 million, or 10%, compared to the prior period. Generated net income attributable to common stockholders of $202.4 million during the year ended December 31, 2020, compared to $168.7 million during the year ended December 31, 2019, representing an increase of $33.7 million, or 20%, compared to the prior period. Net income attributable to common stockholders was $0.22 per share for the three months ended March 31, 2021, compared to $0.20 per share for the three months ended March 31, 2020 (inclusive of 1,169,538 and 1,755,000 shares of common stock, respectively, underlying RSUs that were vested in full but not yet settled), representing an increase of $0.02, or 10%, compared to the prior period. Net income attributable to common stockholders was $0.76 per share for the year ended December 31, 2020, compared to $0.76 per share for the year ended December 31, 2019 (in each case, inclusive of 1,755,000 shares of common stock underlying RSUs that were vested in full but not yet settled), representing no change compared to the prior period.

•

Generated Net Distributable Earnings of $46.6 million during the three months ended March 31, 2021, compared to $55.9 million during the three months ended March 31, 2020, representing a decrease of $9.2 million, or 17%, compared to the prior period. Generated Net Distributable Earnings of $214.0 million during the year ended December 31, 2020, compared to $194.2 million during the year ended December 31, 2019, representing an increase of $19.8 million, or 10%, compared to the prior period. Net Distributable Earnings were $0.17 per share for the three months ended March 31, 2021, compared to $0.21 per share during the three months ended March 31, 2020 (inclusive of 1,169,538 and 1,755,000 shares of common stock, respectively, underlying RSUs that were vested in full but not yet settled), representing a decrease of $0.04 per share, or 18%, compared to the prior period. Net Distributable Earnings were $0.80 per share for the year ended December 31, 2020, compared to $0.87 per share for the year ended December 31, 2019 (in each case, inclusive of 1,755,000 shares of common stock underlying RSUs that were vested in full but not yet settled), representing a decrease of $0.07 per share, or 8%, in each case compared to the prior period.

•

Declared dividends of $50.0 million, or $0.19 per share for the three months ended March 31, 2021, compared to dividends of $56.0 million, or $0.22 per share (inclusive of 1,169,538 and 1,755,000 shares of common stock, respectively, underlying RSUs that were vested in full but not yet settled), during the three months ended March 31, 2020, representing a decrease of $6.0 million, or 11%, and a decrease of $0.03 per share, or 14%, in each case compared to the prior period. Declared dividends of $215.0 million, or $0.82 per share during the year ended December 31, 2020, compared to dividends of $195.9 million, or $0.88 per share during the year ended December 31, 2019 (in each case, inclusive of 1,755,000 shares of common stock underlying RSUs that were vested in full but not yet settled), representing an increase of $19.1 million, or 10%, and a decrease of $0.06 per share, or 7%, in each case compared to the prior period.

Investment Portfolio Activity:

•

During the three months ended March 31, 2021, we originated one CRE investment representing one loan, with an aggregate loan commitment of $110.1 million, of which we funded $32.9 million at closing. During the three months ended March 31, 2020, we originated, co-originated or acquired four CRE investments representing six loans, with aggregate total loan commitments of $260.7 million, of which we funded $216.6 million at closing. During the three months ended March 31, 2021 and 2020, we increased previously existing loan commitments by $22.7 million and $30.3 million, respectively. During the year ended December 31, 2020, we originated, co-originated or acquired five CRE investments representing eight loans, with aggregate total loan commitments of $401.7 million, of which we funded $226.7 million at closing. We also originated a $39.7 million loan relating to an existing investment as part of a modification during this period. During the year ended December 31, 2019, we originated, co-originated or acquired 24 CRE investments representing 49 loans, with combined total loan commitments of $3.9 billion, of which we funded $2.9 billion at closing. During the years ended December 31, 2020 and 2019, we increased previously existing loan commitments by $111.3 million and $91.0 million, respectively.

•

During the three months ended March 31, 2021 and 2020, we funded loan advances of $168.1 million and $184.3 million, respectively, towards existing loan commitments. During the years ended December 31, 2020 and 2019, we funded loan advances of $791.2 million and $560.3 million, respectively, towards existing loan commitments.

•

During the three months ended March 31, 2021, we received proceeds of $79.3 million from repayments of loans, including the full repayment of one investment consisting of one loan, compared to $84.6 million of proceeds from repayments of loans during the three months ended March 31, 2020, including the full repayment of two investments consisting of three loans. During the three months ended March 31, 2021 and 2020, we did not receive proceeds from loan sales. During the year ended December 31, 2020, we received proceeds of $581.3 million from loan repayments, including the full repayment of five investments consisting of seven loans, compared to $662.1 million of proceeds from loan repayments during the year ended December 31, 2019, including the full repayment of five investments consisting of six loans. During the year ended December 31, 2020, we received proceeds of $151.0 million from loan sales (representing an unpaid principal balance of $152.0 million), compared to $351.6 million of proceeds from loan sales (representing an unpaid principal balance of $351.6 million) during the year ended December 31, 2019.

•

As of March 31, 2021, there were five investments consisting of six loans that were on non-accrual status, representing $516.0 million of unpaid principal balance, or 7.9% of our portfolio (based on unpaid principal balance), of which there were four investments consisting of five loans on non-accrual status, representing $281.5 million of unpaid principal balance, or 4.3% of our loan portfolio (based on unpaid principal balance) as a result of not being current on debt service for 90 days. As of December 31, 2020, there were six investments consisting of seven loans that were on non-accrual status, representing $615.8 million of unpaid principal balance, or 9.5% of our portfolio (based on unpaid principal balance), of which five investments consisting of six loans were on non-accrual status as a result of not being current on debt service for 90 days or more, representing $382.3 million of unpaid principal balance, or 5.9% of our portfolio (based on unpaid principal balance). As of December 31, 2019, all of our loans were current on debt service, and there were no investments on non-accrual status.

•

On February 6, 2018, we originated a $85.0 million mezzanine loan secured by a portfolio of seven limited service hotel properties with 1,087 rooms located in New York, New York, which was subordinate to a $300.0 million securitized senior mortgage. Following the onset of the COVID-19 pandemic, the hotels were forced to close, causing the borrower to experience financial difficulty which resulted in the borrower not paying debt service on our loan. Beginning in June 2020, we began funding debt service relating to the $300.0 million securitized senior mortgage as protective advances on our loan, which totaled $18.9 million through February 2021. On February 8, 2021, we foreclosed on the portfolio of hotel properties through a Uniform Commercial Code foreclosure. The hotels appear as real estate owned, net on our balance sheet and at the time of foreclosure and as of March 31, 2021 was encumbered by a $300.0 million securitized senior mortgage, which is now included as a liability on our balance sheet.

Portfolio Financing Activity:

•

During the three months ended March 31, 2021, our repurchase facility capacity of $4.1 billion remained unchanged and we assumed a $300.0 million securitized senior mortgage as a result of acquiring legal title to a portfolio of hotel properties through a Uniform Commercial Code foreclosure. During the three months ended March 31, 2020, our repurchase facility capacity increased by $450.0 million, from $3.6 billion to $4.1 billion, we entered into one note payable arrangements totaling $40.0 million of capacity, and we entered into one loan participation financing (whereby we syndicated an interest in an investment) with a capacity of $89.5 million. During the year ended December 31, 2020, our repurchase facility capacity increased by $450.0 million, from $3.6 billion to $4.1 billion, we entered into two note payable arrangements totaling $163.2 million of capacity, and we entered into one loan participation financing (whereby we syndicated an interest in an investment) with a capacity of $89.5 million. During the year ended December 31, 2019, we increased our repurchase facility capacity by $1.3 billion to $3.6 billion, we entered into two notes payable arrangements totaling $195.6 million of capacity, and we entered into three loan participation financings (whereby we syndicated an interest in an investment) with a capacity of $390.0 million.

•

In August 2019, we entered into our Secured Term Loan, which is a $450.0 million senior secured term loan arrangement priced at one-month LIBOR plus 3.25%. In December 2020, we issued an additional $325.0 million of our Secured Term Loan and repriced our combined Secured Term Loan position to one-month LIBOR plus 5.00% with a one-month LIBOR floor of 1.00%.

•

As of March 31, 2021, we had repurchase facility financings outstanding totaling $2.7 billion, loan participation financings outstanding totaling $542.5 million, notes payable outstanding totaling $311.9 million, amounts outstanding under our Secured Term Loan totaling $766.6 million, and debt related to real estate owned totaling $300.0 million. As of December 31, 2020, we had repurchase facility financings outstanding totaling $2.7 billion, loan participation financings outstanding totaling $519.4 million, notes payable outstanding totaling $305.3 million, and amounts outstanding under our Secured Term Loan totaling $768.6 million. As of December 31, 2019, we had repurchase facility financings outstanding totaling $2.8 billion, loan participation financings outstanding totaling $476.7 million, notes payable outstanding totaling $165.8 million and amounts outstanding under our Secured Term Loan totaling $448.9 million.

Liquidity and Capital Resources:

•	As of March 31, 2021, we had unrestricted cash of $348.8 million.

•

As of March 31, 2021, we had available financing capacity of $1.5 billion, of which $513.3 million represents allocated undrawn capacity (i.e. liquidity available to us with respect to specific investments, subject to meeting certain funding conditions) and $992.2 million represents unallocated undrawn capacity (i.e. liquidity available to us, subject to pledging more collateral to our lenders, as approved by them) under our repurchase facilities and our asset-specific financings:

•	with respect to our repurchase facilities, we had $347.7 million in allocated undrawn capacity and $992.2 million in unallocated undrawn capacity as of March 31, 2021.

•	with respect to our loan participation financings, we had $132.0 million in allocated undrawn capacity and no unallocated undrawn capacity as of March 31, 2021.

•	with respect to our notes payable, we had $33.6 million in allocated undrawn capacity and no unallocated undrawn capacity as of March 31, 2021.

Recent Developments:

•

Between April 1, 2021 and April 30, 2021, we originated one new investment consisting of one loan, with a commitment of $17.5 million, which was fully funded at closing. During such period, we funded $66.6 million of advances towards loan commitments outstanding as of March 31, 2021.

•	Between April 1, 2021 and April 30, 2021, we received proceeds of $142.4 million from loan principal repayments.

•

Between April 1, 2021 and April 30, 2021, we pledged one existing investment with an unpaid principal balance of $32.9 million to a repurchase facility in exchange for gross proceeds of $24.7 million. In addition, between April 1, 2021 and April 30, 2021, we borrowed $20.4 million under financing commitments that were in place as of March 31, 2021 and repaid $87.9 million of borrowings that were outstanding as of March 31, 2021.

•

On April 1, 2021, we paid a dividend of $50.0 million, or $0.19 per share (inclusive of 1,169,538 shares of common stock underlying RSUs that were vested in full but not yet settled as of March 31, 2021), to our common stockholders of record as of March 19, 2021 with respect to the first quarter of 2021.

•

As of                    , 2021, we have a loan origination pipeline that is in various stages of our underwriting process, representing potential total loan commitments of approximately $            , of which $             represents loan commitments under executed non-binding term sheets. Each investment remains subject to satisfactory completion of our diligence, underwriting, documentation, and investment approval process, and as such, we cannot give assurance that any of these potential investments will close on our anticipated terms, or at all.

•

The global crisis resulting from the COVID-19 pandemic has had an adverse impact on our business. Although as of June 2021, the global economy has begun to recover and the widespread availability of vaccines has encouraged greater economic activity, the COVID-19 pandemic created disruptive economic conditions which have had a material adverse impact on some of our borrowers’ industries, businesses and financial condition, liquidity and results of operations. In particular, hospitality (representing the property type of our one real estate owned investment and 14.5% of our loan portfolio’s unpaid principal balance, as of March 31, 2021), office and other property types and markets such as New York, New York have been disproportionately impacted. While the adverse financial impact on our business has thus far been limited, it is not possible to estimate the duration or the severity of the financial impact that the COVID-19 pandemic could have on us in the future.

In response to these developments, we have continued our active engagement with our borrowers and ongoing monitoring of their collateral performance relative to their business plans. In some cases, we have modified, and may continue to modify, loans that have the potential to enhance or protect the value of our investments by allowing for term extensions, repurposing of reserves, temporary deferrals of interest payments, additional financing commitments, and performance test waivers, among other items, in exchange for future credit enhancements such as partial loan repayments, operating cash flow sweeps, and mandatory future principal paydowns.

From March 15, 2020 through April 30, 2021, we modified 35 investments representing $3.3 billion of unpaid principal balance, or 51.6% of our loan portfolio based on unpaid principal balance as of April 30, 2021. With respect to our loans that were modified during the pandemic, as of April 30, 2021, reported LTVs changed on sixteen of the modified investments, representing $1.6 billion of unpaid principal balance or 25.3% of the loans based on unpaid principal balance. Reported LTVs increased in modifications representing 9.0% of our loans based on unpaid principal balance and decreased in modifications representing 16.3% of our loans based on unpaid principal balance. For investments with changes to reported LTVs due to loan modifications, ten were due to an investment paydown or reduced loan commitment, four were due to an increase in construction costs or increased loan commitment, one was due to a revised appraisal and one was due to a collateral release in connection with a partial loan repayment. The loan modifications included term extensions, repurposing of reserves, temporary deferrals of interest payments, additional financing commitments, and performance test waivers, among other items, in exchange future credit enhancements such as partial loan repayments, operating cash flow sweeps, and mandatory future principal paydowns. Only one of the modifications, relating to a loan secured by a hospitality asset in San Diego, California with an unpaid principal balance representing 1.5% of our loan portfolio as of March 31, 2021, was considered a “troubled debt restructuring” under GAAP.

On February 6, 2018, we originated a $85.0 million mezzanine loan secured by a portfolio of seven limited service hotel properties located in New York, New York, which was subordinate to a $300.0 million non-consolidated securitized senior mortgage. Following the onset of the COVID-19 pandemic, the hotels were forced to close, causing the borrower to experience financial difficulty which resulted in the borrower not paying debt service on the loan. Beginning in June 2020, we began funding debt service relating to the $300.0 million securitized senior mortgage as protective advances on our loan, which totaled $18.9 million through February 2021. On February 8, 2021, we foreclosed on the portfolio of hotel properties through a Uniform Commercial Code foreclosure. The hotel portfolio now appears as real estate owned, net on our balance sheet and at the time of foreclosure and as of March 31, 2021 was encumbered by a $300.0 million securitized senior mortgage, which is included as a liability on our balance sheet.

As of March 31, 2021, there were five investments consisting of six loans that were on non-accrual status, representing $516.0 million of unpaid principal balance, or 7.9% of our portfolio (based on unpaid principal balance), of which there were four investments consisting of five loans on non-accrual status, representing $281.5 million of unpaid principal balance, or 4.3% of our loan portfolio (based on unpaid principal balance), as a result of not being current on debt service for 90 days. Additionally, there was one investment, with an outstanding principal balance of $234.4 million, representing 3.6% of our portfolio (based on unpaid principal balance) at March 31, 2021, which had been placed on non-accrual status in the third quarter of 2020 as a result of interest payments becoming 90 days past due, which was modified in December 2020 resulting in all past due interest being paid, bringing the loan current. Pursuant to GAAP, this loan will be accounted for on a cash basis following the modification, meaning that interest income is recognized when received, until all principal and interest payments contractually due are reasonably assured and there is a consistent period of repayment by the borrower. Although this loan remains current on debt service at April 30, 2021, it is still classified as a non-accrual loan.

•

We believe our borrowers are generally committed to supporting the assets collateralizing our loans, evidenced in some cases by making additional equity contributions, and that we will benefit from our longstanding core business model of originating senior loans collateralized by large assets in major markets with experienced, committed, well-capitalized institutional borrowers. We believe that our loan portfolio’s weighted-average LTV of 65.8% as of March 31, 2021 reflects significant subordinate equity capital that our borrowers are motivated to protect through periods of market disruption.

With respect to financing agreements, just over half of our repurchase facilities (based on approximately $4.1 billion of total financing capacity as of March 31, 2021) permit valuation adjustments solely as a result of collateral-specific credit events. The remaining repurchase facilities contain provisions allowing our lenders to make margin calls or require additional collateral solely upon the occurrence of adverse changes in the markets or interest rate or spread fluctuations, subject to minimum thresholds, among other factors. We have not experienced any margin calls as of April 30, 2021 under any of our repurchase facilities. However, given the breadth of the COVID-19 pandemic, we have reduced the advance rate on certain assets (primarily hospitality loans) within these facilities, thereby reducing the amount we are able to borrow against such assets, and have voluntarily repaid $247.1 million of outstanding repurchase facility borrowings between March 15, 2020 and April 30, 2021 to reduce the risk of future margin calls. We maintain frequent dialogue with our repurchase facility counterparties regarding our management of their collateral assets in light of the impact of the COVID-19 pandemic and are required to obtain consent from the applicable lender prior to entering into any loan modifications. Our other sources of debt, including asset-specific financings, our Secured Term Loan, and our securitized senior mortgage on our real estate owned investment are not subject to mark-to-market valuation adjustments or margin calls. We previously entered into select standstill agreements with our repurchase facility counterparties, which have all expired as of April 30, 2021, and may pursue additional standstill agreements if or when we deem appropriate, although there is no assurance that such efforts will be successful.

See “Risk Factors—Risks Related to the COVID-19 Pandemic—The COVID-19 pandemic has had an adverse effect on us and may have a material adverse effect on us in the future and any other pandemic, epidemic or outbreak of an infectious disease in the markets in which we operate may have a material adverse effect on us in the future” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Key Financial Measures and Indicators

As a CRE finance company, we believe the key financial measures and indicators for our business are net income per share, dividends declared per share, Distributable Earnings per share, Net Distributable Earnings per share, book value per share and leverage ratios consisting of our Net Debt-to-Equity Ratio and our Total Leverage Ratio. During the three months ended March 31, 2021, we had net income per share of $0.22, declared dividends of $0.19 per share, had Distributable Earnings per share of $0.17, and had Net Distributable Earnings of $0.17 per share (in each case, inclusive of 1,169,538 shares of common stock underlying RSUs that were vested in full but not yet settled as of March 31, 2021). As of March 31, 2021, our book value per share was $9.41 (inclusive of 1,169,538 shares of common stock underlying RSUs that were vested in full but not yet settled as of March 31, 2021), our Net Debt-to-Equity Ratio was 1.7x and our Total Leverage Ratio was 2.2x.

As further described below, Distributable Earnings, Net Distributable Earnings, Net Debt-to-Equity Ratio and Total Leverage Ratio are measures that are not prepared in accordance with GAAP. We use Distributable Earnings and Net Distributable Earnings to evaluate our performance excluding the effects of certain transactions, non-cash items and GAAP adjustments, as determined by our Manager, that we believe are not necessarily indicative of our current performance and operations. We use Net Debt-to-Equity Ratio and Total Leverage Ratio to evaluate our financial leverage, which in the case of our Total Leverage Ratio, makes certain adjustments that we believe provide a more conservative measure of our financial condition.

Net Income Per Share and Dividends Declared Per Share

The following table sets forth the calculation of basic and diluted net income per share and dividends declared per share (in thousands, except share and per share data):

	Three Months Ended		Years Ended
	March 31, 2021	March 31, 2020	December 31, 2020	December 31, 2019
Net income attributable to common stock	$58,608	$53,402	$202,378	$168,726
Weighted average shares of common stock outstanding, basic and diluted(1)	267,218,261	261,452,446	265,960,643	222,925,862
Basic and diluted earnings per share of common stock(1)	$0.22	$0.20	$0.76	$0.76
Dividends declared per share of common stock(1)	$0.19	$0.22	$0.82	$0.88

(1)

In the case of the second quarter of 2019 and each period through the fourth quarter of 2020, includes 1,755,000 shares of common stock underlying RSUs that are vested in full but not yet settled, and in the case of the first quarter of 2021, includes 1,169,538 shares of common stock underlying RSUs that are vested in full but not yet settled. Excludes 2,219,588 shares of common stock underlying unvested RSUs that are expected to vest in full as of the date of this prospectus.

Distributable Earnings and Net Distributable Earnings

Distributable Earnings and Net Distributable Earnings are non-GAAP measures used to evaluate our performance excluding the effects of certain transactions, non-cash items and GAAP adjustments, as determined by our Manager, that we believe are not necessarily indicative of our current performance and operations. Distributable Earnings is a non-GAAP measure, which we define as net income as determined in accordance with GAAP, excluding (i) non-cash equity compensation expense (income), (ii) incentive fees, (iii) real estate depreciation and amortization, (iv) any unrealized gains or losses from mark-to-market valuation changes (other than permanent impairments) that are included in net income for the applicable period, (v) one-time events pursuant to changes in GAAP and (vi) certain non-cash items, which in the judgment of our Manager, should not be included in Distributable Earnings. Net Distributable Earnings is Distributable Earnings less incentive fees due to our Manager. Distributable Earnings is substantially the same as Core Earnings, as defined in the Management Agreement, for the periods presented.

We believe that Distributable Earnings and Net Distributable Earnings provide meaningful information to consider in addition to our net income and cash flows from operating activities determined in accordance with GAAP. We believe the Distributable Earnings and Net Distributable Earnings measures help us to evaluate our performance excluding the effects of certain transactions, non-cash items and GAAP adjustments, as determined by our Manager, that we believe are not necessarily indicative of our current performance and operations. Distributable Earnings and Net Distributable Earnings do not represent net income or cash flows from operating activities and should not be considered as an alternative to GAAP net income, an indication of our cash flows from operating activities, a measure of our liquidity or an indication of funds available for our cash needs. In addition, our methodology for calculating Distributable Earnings and Net Distributable Earnings may differ from the methodologies employed by other companies to calculate the same or similar supplemental performance measures and, accordingly, our reported Distributable Earnings and Net Distributable Earnings may not be comparable to the Distributable Earnings and Net Distributable Earnings reported by other companies.

In order to maintain our status as a REIT, we are required to distribute at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain, as dividends. Distributable Earnings is intended to serve as a proxy for our REIT taxable income and, as such, is a key indicator of our ability to generate sufficient income to pay our quarterly dividends and in determining the amount of such dividends, which we believe is the primary focus of yield/income investors who comprise a significant portion of our investor base. More broadly, Distributable Earnings, and other similar measures, have historically been a useful indicator of mortgage REITs’ ability to cover their dividends, and to mortgage REITs themselves in determining the amount of any dividends. Accordingly, we believe providing Distributable Earnings on a supplemental basis to our net income as determined in accordance with GAAP is helpful to our stockholders in assessing the overall performance of our business.

While Distributable Earnings excludes the impact of our unrealized current provision for credit losses, any loan losses are charged off and realized through Distributable Earnings when deemed non-recoverable. Non-recoverability is determined (i) upon the resolution of a loan (i.e. when the loan is repaid, fully or partially, or in the case of foreclosure, when the underlying asset is sold), or (ii) with respect to any amount due under any loan, when such amount is determined to be non-collectible.

Pursuant to the Management Agreement, we also use Core Earnings, which is substantially the same as Distributable Earnings, to determine the incentive fees we pay our Manager. For information on the fees we pay our Manager, see “Our Manager and the Management Agreement.”

The following table provides a reconciliation of Distributable Earnings and Net Distributable Earnings to net income attributable to common stock (in thousands, except share and per share data):

	Three Months Ended		Years Ended
	March 31, 2021	March 31, 2020	December 31, 2020	December 31, 2019
Net income attributable to common stock:	$58,608	$53,402	$202,378	$168,726
Adjustments:
Incentive fees—affiliate	—	2,296	7,766	10,219
Incentive fees attributable to the JV	—	(19)	(68)	(71)
Incentive fees attributable to CMTG/CN Mortgage REIT LLC	—	—	—	10
Noncash equity compensation expense	(1,642)	2,451	5,670	25,495
Gain on foreclosure of real estate owned	(1,430)	—	—	—
Other income	(5,855)	—	—	—
Current expected credit loss reserve(1)	(185)	—	6,000	—
Income tax benefit relating to deferred tax asset	(4,179)	—	—	—
Depreciation expense	1,293	—	—	—

Distributable Earnings	$46,610	$58,130	$221,746	$204,379

Less: incentive fee adjustments	$—	$(2,277)	$(7,698)	$(10,158)

Net Distributable Earnings	$46,610	$55,853	$214,048	$194,221

Weighted average shares of common stock outstanding, basic and diluted(2)	267,218,261	261,452,446	265,960,643	222,925,862

Basic and diluted earnings per share(2)	$0.22	$0.20	$0.76	$0.76

Distributable Earnings per share, basic and diluted(2)	$0.17	$0.22	$0.83	$0.92

Net Distributable Earnings per share, basic and diluted(2)	$0.17	$0.21	$0.80	$0.87

(1)	Prior to the adoption of ASU 2016-13 on January 1, 2021, this adjustment was reflected as provision for loan losses.

(2)

In the case of the second quarter of 2019 and each period through the fourth quarter of 2020, includes 1,755,000 shares of common stock underlying RSUs that are vested in full but not yet settled, and in the case of the first quarter of 2021, includes 1,169,538 shares of common stock underlying RSUs that are vested in full but not yet settled. Excludes 2,219,588 shares of common stock underlying unvested RSUs that are expected to vest in full as of the date of this prospectus.

Book Value Per Share

The following table sets forth the calculation of our book value per share (in thousands, except share and per share data):

	March 31, 2021	December 31, 2020	December 31, 2019
Total Stockholders’ Equity(1)	$2,546,568	$2,622,386	$2,572,807
Non-controlling interest	(36,146)	(35,286)	(46,535)
Preferred Stock	(125)	(125)	(250)

Stockholders’ Equity, Net of Preferred Stock and Non-controlling interest	$2,510,297	$2,586,975	$2,526,022

Number of Shares Common Stock Outstanding at Period End(2)	266,866,984	267,452,446	260,452,446

Book Value per share(2)	$9.41	$9.67	$9.70

(1)

Includes 14,613,968 shares of our common stock outstanding as of the date of this prospectus that we are currently required to classify as “redeemable common stock” on our balance sheet in accordance with GAAP because the shares are subject to a stockholder’s contractual redemption right. The stockholder’s contractual redemption right will terminate upon completion of this offering, at which point the shares previously subject to that right will be reclassified as common stock on our balance sheet in accordance with GAAP.

(2)

In the case of the second quarter of 2019 and each period through the fourth quarter of 2020, includes 1,755,000 shares of common stock underlying RSUs that are vested in full but not yet settled, and in the case of the first quarter of 2021, includes 1,169,538 shares of common stock underlying RSUs that are vested in full but not yet settled. Excludes 2,219,588 shares of common stock underlying unvested RSUs that are expected to vest in full as of the date of this prospectus.

Net Debt-to-Equity and Total Leverage Ratios

Net Debt-to-Equity Ratio is a non-GAAP measure used to evaluate our financial leverage after making certain adjustments to reduce debt by available cash on hand. The following table presents our Net Debt-to-Equity Ratios and reconciles net debt to total liabilities, the most directly comparable GAAP measure as of March 31, 2021 and December 31, 2020 and 2019 (dollars in thousands):

	March 31, 2021	December 31, 2020	December 31, 2019
Total liabilities	$4,704,720	$4,330,157	$3,975,314
Less: accounts payable and accrued expenses	(21,821)	(2,481)	(6,210)
Less: interest payable	(10,439)	(10,180)	(9,034)
Less: other liabilities	(3,795)	(1,967)	(5,079)
Less: dividends payable—common stock, redeemable common stock and vested restricted stock units	(50,000)	(50,000)	(55,000)
Less: dividends payable—unvested restricted stock units	(2,988)	(3,480)	(2,354)
Less: dividends payable—preferred stock	(4)	—	—
Less: deposits held	(465)	(716)	(1,144)
Less: due to affiliate	—	—	(25)
Less: management fee payable—affiliate	(9,626)	(9,849)	(8,871)
Less: incentive fee payable—affiliate	—	(187)	(3,237)
Less: cash and cash equivalents	(348,773)	(427,512)	(334,999)

Net Debt	$4,256,809	$3,823,785	$3,549,361
Total Stockholders’ Equity	$2,546,568	$2,622,386	$2,572,807

Net Debt-to-Equity Ratio	1.7x	1.5x	1.4x

Total Leverage Ratio is a non-GAAP measure used to evaluate our financial leverage and ability to recover our assets after satisfying all liabilities associated with our collateral in the event of a downturn. Total Leverage Ratio is similar to Net Debt-to-Equity Ratio, however it includes non-consolidated senior interests sold and non-consolidated senior interests held by third parties. Non-consolidated senior interests sold and non-consolidated senior interests held by third parties, as applicable, are secured by the same collateral as our loan and are structurally senior in repayment priority relative to our loan. We believe the inclusion of non-consolidated senior interests sold and non-consolidated senior interests held by third parties provides a meaningful measure of our financial leverage. The following table presents our Total Leverage Ratios and reconciles net total leverage to total liabilities, the most directly comparable GAAP measure as of March 31, 2021 and December 31, 2020 and 2019 (dollars in thousands):

	March 31, 2021	December 31, 2020	December 31, 2019
Total liabilities	$4,704,720	$4,330,157	$3,975,314
Less: accounts payable and accrued expenses	(21,821)	(2,481)	(6,210)
Less: interest payable	(10,439)	(10,180)	(9,034)
Less: other liabilities	(3,795)	(1,967)	(5,079)
Less: dividends payable—common stock, redeemable common stock and vested restricted stock units	(50,000)	(50,000)	(55,000)
Less: dividends payable—unvested restricted stock units	(2,988)	(3,480)	(2,354)
Less: dividends payable—preferred stock	(4)	—	—
Less: deposits held	(465)	(716)	(1,144)
Less: due to affiliate	—	—	(25)
Less: management fee payable—affiliate	(9,626)	(9,849)	(8,871)
Less: incentive fee payable—affiliate	—	(187)	(3,237)
Less: cash and cash equivalents	(348,773)	(427,512)	(334,999)
Non-consolidated senior interests sold(1)	341,831	386,938	421,826
Non-consolidated senior interests held by third parties(1)	923,658	1,207,221	1,147,389

Net Total Leverage	$5,522,298	$5,417,944	$5,118,576
Total Stockholders’ Equity	$2,546,568	$2,622,386	$2,572,807

Total Leverage Ratio	2.2x	2.1x	2.0x

(1)

Includes non-recourse, non-consolidated senior loans held by third parties that are not included on our balance sheet. In certain instances, a third party may simultaneously originate a senior and subordinate loan secured by the same property, and then syndicate the subordinate interest to us. In those instances, we include the subordinate loan on our balance sheet but do not include the senior interest that is retained by the third party. In other instances, we may syndicate a non-recourse senior interest to a third party and retain the subordinate loan. If the syndication qualifies as a sale under GAAP, the senior interest is no longer included on our balance sheet.

Our Total Leverage Ratio increased from 2.1x at December 31, 2020 to 2.2x at March 31, 2021, while our Net Debt-to-Equity Ratio increased from 1.5x to 1.7x over the same period. The increase in our Net Debt-to-Equity Ratio is mainly attributable to the assumed $300.0 million securitized senior mortgage on our real estate owned investment, which did not impact our Total Leverage Ratio as it was previously included in the non-consolidated interest held by third parties, as well as ASU 2016-13, which reduced our Stockholders’ Equity by $78.3 million upon adoption on January 1, 2021. Our Total Leverage Ratio increased from 2.0x at December 31, 2019 to 2.1x at December 31, 2020, which is proportionally in line with the increase in our Net Debt-to-Equity Ratio over the same period. The increase in our Net Debt-to-Equity Ratio over this period was due to an overall $354.8 million increase in total liabilities and an increase in stockholders’ equity of $50.0 million.

Portfolio Activity and Overview

The following table summarizes changes in unpaid principal balance within our portfolio, for both our loans and for our interests in loans (i.e., loans in which we have acquired an interest in a loan for which the transferor did not account for the transaction as a sale under GAAP) (dollars in thousands):

	Three Months Ended March 31, 2021			Three Months Ended March 31, 2020
	Loans	Interests in Loans	Total	Loans	Interests in Loans	Total
Unpaid principal balance, beginning of period	$6,152,331	$338,957	$6,491,288	$5,983,167	$223,576	$6,206,743
Initial funding of loans	32,920	—	32,920	216,661	—	216,661
Advances on loans	134,019	34,042	168,061	167,652	16,618	184,270
Loan repayments	(76,624)	(2,690)	(79,314)	(84,611)	—	(84,611)
Loan sales	—	—	—	—	—	—
Transfer to real estate owned, net	(103,904)	—	(103,904)	—	—	—

Total net fundings	$(13,589)	$31,352	$17,763	$299,702	$16,618	$316,320

Unpaid principal balance, end of period	$6,138,742	$370,309	$6,509,051	$6,282,869	$240,194	$6,523,063

	Year Ended December 31, 2020			Year Ended December 31, 2019
	Loans	Interests in Loans	Total	Loans	Interests in Loans	Total
Unpaid principal balance, beginning of period	$5,983,167	$223,576	$6,206,743	$3,649,222	$152,913	$3,802,135
Initial funding of loans	226,661	—	226,661	2,858,067	—	2,858,067
Advances on loans	658,832	132,364	791,196	489,621	70,663	560,284
Loan repayments	(564,329)	(16,983)	(581,312)	(662,125)	—	(662,125)
Loan sales	(152,000)	—	(152,000)	(351,618)	—	(351,618)

Total net fundings	$169,164	$115,381	$284,545	$2,333,945	$70,663	$2,404,608

Unpaid principal balance, end of period	$6,152,331	$338,957	$6,491,288	$5,983,167	$223,576	$6,206,743

The following table provides a more detailed overview of our loan portfolio as of March 31, 2021 (dollars in thousands):

									Weighted Average(5)
	Number of Investments(1)	Number of Loans(1)	Aggregate Loan Commitment(2)	Remaining Loan Commitment(3)	Partial Repayments	Unfunded Loan Commitments(4)	Unpaid Principal Balance	Carrying Value	Coupon(6)	All-in Yield(6)	Term to Initial Maturity (Years)(7)	Term to Extended Maturity (Years)(7)	LTV(8)
First mortgage loans—floating rate	43	51	$5,339,154	$5,217,088	$122,066	$727,599	$4,489,489	$4,476,302	L+4.42%	6.3%	1.3	2.7	67.7%
First mortgage loans—fixed rate	2	2	55,000	51,570	3,430	—	51,570	45,535	12.87%	13.3%	0.6	2.0	79.2%
Participations in mortgage loans	5	6	1,060,423	1,040,749	19,674	359,077	681,673	680,225	L+3.93%	5.3%	1.1	2.7	52.4%
Contiguous subordinate loans—floating rate	—	24	720,894	720,894	—	139,643	581,251	577,003	L+4.65%	6.5%	1.8	3.6	71.9%
Contiguous subordinate loans—fixed rate	—	2	67,197	62,550	4,647	26,105	36,445	36,194	14.05%	14.4%	1.2	2.4	85.5%

Total senior loans	50	85	$7,242,668	$7,092,851	$149,817	$1,252,423	$5,840,428	$5,815,259		6.3%	1.3	2.8	66.5%

Subordinate loans—floating rate	7	10	817,303	700,604	116,699	52,356	648,248	648,635	L+9.03%	11.1%	0.7	2.5	59.0%
Subordinate loans—fixed rate	2	2	65,659	23,027	42,632	2,652	20,375	20,149	11.53%	11.9%	2.2	4.2	79.8%

Total subordinate loans	9	12	$882,962	$723,631	$159,331	$55,008	$668,623	$668,784		11.1%	0.7	2.5	59.6%

Total / Weighted Average	59	97	$8,125,630	$7,816,482	$309,148	$1,307,431	$6,509,051	$6,484,043		6.8%	1.2	2.8	65.8%

(1)

Certain investments include multiple loans for which we made commitments to the same borrower or affiliated borrowers on the same date. The loan portfolio table excludes our one real estate owned investment.

(2)	Aggregate loan commitment represents initial loan commitments, as adjusted by reductions, less transfers which qualified for sale accounting under GAAP.
(3)	Remaining loan commitment represents an aggregate loan commitment less repayments received in respect thereof.
(4)

Unfunded loan commitments may be funded over the term of each loan, subject in certain cases to an expiration date or a force-funding date, primarily to finance development, property improvements or lease-related expenditures by our borrowers and in some instances to finance operating deficits during renovation and lease-up.

(5)	Weighted averages are based on unpaid principal balance.
(6)

As of March 31, 2021, all of our floating rate loans were indexed to one-month LIBOR, which was 0.11%. All-in yield represents the weighted average annualized yield to initial maturity of each loan within our portfolio, inclusive of coupon, origination fees and exit fees, based on the applicable floating benchmark rate (if applicable), including LIBOR floors (if applicable), as of March 31, 2021.

(7)

Term to initial and fully extended maturity are measured in years. Fully extended maturity assumes all extension options are exercised by the borrower upon satisfaction of the applicable conditions. There can be no assurance that our loans will not be repaid prior to such date. As of March 31, 2021, based on unpaid principal balance, 56.8% of our loans were subject to yield maintenance or other prepayment restrictions and 43.2% were open to repayment by the borrower without penalty.

(8)

LTV represents “loan-to-value” or “loan-to-cost”, which is calculated as our total loan commitment from time to time, as if fully funded, plus any financings that are pari passu with or senior to our loan, divided by our estimate of either (1) the value of the underlying real estate, determined in accordance with our underwriting process (typically consistent with, if not less than, the value set forth in a third-party appraisal) or (2) the borrower’s projected, fully funded cost basis in the asset, in each case as we deem appropriate for the relevant loan and other loans with similar characteristics. Underwritten values and projected costs are not updated after origination of the loan except in the case of a partial loan paydown or release of underlying collateral, material changes to expected project costs, the receipt of a new appraisal (typically in connection with financing or refinancing activity), certain loan modifications or other facts or circumstances that warrant a change in the reported loan-to-value or loan-to-cost as we deem appropriate.

In February 2021, we foreclosed on a portfolio seven limited service hotel properties located in New York, New York that secured a $103.9 million mezzanine loan that we originated in February 2018. Neither the prior mezzanine loan nor the portfolio of hotel properties is included in the table above. Our real estate owned investment at the time of foreclosure and as of March 31, 2021 was encumbered by a $300.0 million securitized senior mortgage, which is included as a liability on our balance sheet.

For details of all of our investments as of March 31, 2021, see “Business—Our Portfolio.”

Real Estate Owned, Net

On February 6, 2018, we originated a $85.0 million mezzanine loan secured by a portfolio of seven limited service hotel properties located in New York, New York, which was subordinate to a $300.0 million securitized senior mortgage. Following the onset of the COVID-19 pandemic, the hotels were forced to close, causing the borrower to experience financial difficulty which resulted in the borrower not paying debt service on our loan. Beginning in June 2020, we began funding debt service on the $300.0 million securitized senior mortgage as protective advances on our loan, which totaled $18.9 million through February 2021. On February 8, 2021, we foreclosed on the portfolio of hotel properties through a Uniform Commercial Code foreclosure. Prior to February 8, 2021, the hotel portfolio represented the collateral for the $103.9 million mezzanine loan that we held, which was in default as a result of the borrower failing to pay debt service. The hotel portfolio now appears as real estate owned net on our balance sheet and, as of March 31, 2021, was encumbered by a $300.0 million securitized senior mortgage, which is included as a liability on our balance sheet.

The following table presents additional detail related to our real estate owned investment, net as of March 31, 2021 (dollars in thousands):

March 31, 2021
Land	$123,100
Building	284,400
Furniture, fixtures and equipment	6,500

Real estate assets, at cost	414,000
Less: accumulated depreciation	(1,293)

Real estate owned, net	$412,707

The following table presents additional detail related to our real estate owned investment for the period from February 8, 2021 through March 31, 2021 (dollars in thousands):

Period from February 8, 2021 through March 31, 2021
Operating revenues	$1,051
Operating expenses	(1,572)
Depreciation	(1,293)

Net loss from real estate owned	$(1,814)

Asset Management

Our Manager proactively manages the loans in our portfolio from closing to final repayment and our Sponsor has dedicated asset management employees to perform asset management services. Following the closing of an investment, the asset management team rigorously monitors the loan, with an emphasis on ongoing financial, legal, market condition and quantitative analyses. Through the final repayment of a loan, the asset management team maintains regular contact with borrowers, servicers and local market experts monitoring performance of the collateral, anticipating borrower, property and market issues, and enforcing our rights and remedies when appropriate. For a more detailed description of our asset management process, see “Business—Risk Management—Portfolio Management.”

Current Expected Credit Losses and Loan Risk Ratings

On January 1, 2021, we adopted ASU 2016-13, which implemented the CECL accounting model. Following adoption, we recorded a $78.3 million cumulative effect adjustment to retained earnings. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Loans Receivable and Current Expected Credit Losses” for a discussion regarding the determination of our loan portfolio’s CECL reserve. The following table presents the activity in the allowance for loan losses as of March 31, 2021 and as of the date of adoption, January 1, 2021 (dollars in thousands):

	January 1, 2021 (unaudited)	Allowance (Reversal)	March 31, 2021 (unaudited)
Loans receivable held-for-investment	$70,274	$1,547	$71,821
Interests in loans receivable held-for-investment	406	(141)	265
Accrued interest receivable	357	(14)	343
Unfunded loan commitments(1)	13,214	(1,577)	11,637

Total allowance for loan losses	$84,251	$(185)	$84,066

(1)	The CECL allowance for unfunded commitments is included in accounts payable and accrued expenses on our consolidated balance sheets.

Prior to the adoption of ASU 2016-13, the Company had recorded a $6.0 million provision for loan losses against a loan to the personal estate of a former borrower, which had an outstanding principal balance and a carrying value of $15.0 million. The loan is on non-accrual status and is in maturity default. The amount of the loan loss provision is based on the difference between the net present value of the projected cash flows of the loan and its carrying value.

Our Manager reviews our entire loan portfolio at least quarterly, undertakes an assessment of the performance of each loan, and assigns it a risk rating between “1” and “5,” from least risk to greatest risk, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Loans Receivable and Current Expected Credit Losses” for a discussion regarding the risk rating system that we use in connection with our portfolio. The following table provides a breakdown of our loan portfolio as of March 31, 2021, December 31, 2020, and 2019 based on our internal risk ratings (dollars in thousands):

March 31, 2021
Risk Rating	Number of Loans	Unpaid Principal Balance	Carrying Value
1	3	$58,867	$58,915
2	11	634,421	634,336
3	68	4,492,105	4,471,934
4	14	1,308,658	1,309,858
5	1	15,000	15,000

	97	$6,509,051	$6,490,043

Allowance for loan losses			(72,086)

			$6,417,957

December 31, 2020
Risk Rating	Number of Loans	Unpaid Principal Balance	Carrying Value
1	3	$68,372	$69,418
2	6	349,159	349,342
3	72	4,691,775	4,668,991
4	16	1,366,982	1,367,344
5	1	15,000	9,000

	98	$6,491,288	$6,464,095

December 31, 2019
Risk Rating	Number of Loans	Unpaid Principal Balance	Carrying Value
1	4	$225,325	$225,416
2	29	1,046,636	1,042,249
3	65	4,934,782	4,895,494
4	—	—	—
5	—	—	—

	98	$6,206,743	$6,163,159

The weighted average risk rating of our total loan portfolio, based on unpaid principal balance, was 3.1 as of March 31, 2021, 3.1 as of December 31, 2020, and 2.8 as of December 31, 2019. We have considered the impact of COVID-19 in our evaluation of the credit quality of our loans receivable. As a result, the weighted average risk rating of our portfolio and the number of loans rated four or higher has increased at March 31, 2021 from December 31, 2019, which reflects the material uncertainty and risks with respect to our loan portfolio’s collateral, primarily loans with hotel collateral. As of March 31, 2021, of the loans rated 4.0 or higher, 34.3% (based on unpaid principal balance) related to loans secured by hospitality assets, 7.3% (based on unpaid principal balance) related to loans secured by office assets and 56.1% (based on unpaid principal balance) related to loans secured by properties in New York, New York, property types and markets that have been particularly negatively impacted by the COVID-19 pandemic.

From March 15, 2020 through April 30, 2021, we modified 35 investments representing $3.3 billion of unpaid principal balance, or 51.6% of our loan portfolio based on unpaid principal balance as of April 30, 2021. The loan modifications included term extensions, repurposing of reserves, temporary deferrals of interest payments, additional financing commitments, and performance test waivers, among other items, in exchange for future credit enhancements such as partial loan repayments, operating cash flow sweeps, and mandatory future principal paydowns. Only one of the modifications, relating to a loan secured by a hospitality asset in San Diego, California with an unpaid principal balance representing 1.5% of our loan portfolio as of March 31, 2021, was considered a “troubled debt restructuring” under GAAP. The modification includes a waiver of exit fees, a principal repayment, a reduction in contractual interest payments, and an extension of the loan’s maturity date.

As of March 31, 2021, 4.3% of our loan portfolio (based on unpaid principal balance) was on non-accrual status as a result of interest payments becoming 90 days past due. Additionally, there was one investment, with an outstanding principal balance of $234.4 million, representing 3.6% of our portfolio (based on unpaid principal balance) at March 31, 2021, which had been placed on non-accrual status in the third quarter of 2020 as a result of interest payments becoming 90 days past due, which was modified in December 2020 resulting in all past due interest being paid, bringing the loan current. Pursuant to GAAP, this loan will be accounted for on a cash basis following the modification, meaning that interest income is recognized when received, until all principal and interest payments contractually due are reasonably assured and there is a consistent period of repayment by the borrower. Although this loan remains current on debt service at April 30, 2021, it is still classified as a non-accrual loan.

Loan Portfolio Financing

Our loan portfolio financing arrangements include a combination of common stock issuances, repurchase facilities, asset-specific financing structures (i.e., loan participations sold and notes payable), mortgages on real estate owned and Secured Term Loan borrowings.

The following tables detail our loan portfolio financing (dollars in thousands):

	March 31, 2021
	Capacity	Unpaid Principal Balance(1)	Allocated Undrawn Capacity(2)	Unallocated Undrawn Capacity(3)	Weighted Average Coupon(4)
Repurchase agreements	$4,050,000	$2,710,098	$347,688	$992,214	L + 2.22%
Loan participations sold	674,499	542,533	131,966	—	L + 4.93%
Notes payable	345,475	311,862	33,613	—	L + 3.90%
Secured Term Loan	766,609	766,609	—	—	L + 5.00%
Debt related to real estate owned	300,000	300,000	—	—	L + 2.72%

Total / weighted average	$6,136,583	$4,631,102	$513,267	$992,214	L + 3.14%

	December 31, 2020					December 31, 2019
	Capacity	Unpaid Principal Balance(1)	Allocated Undrawn Capacity(2)	Unallocated Undrawn Capacity(3)	Weighted Average Coupon(4)	Capacity	Unpaid Principal Balance(1)	Allocated Undrawn Capacity(2)	Unallocated Undrawn Capacity(3)	Weighted Average Coupon(4)
Repurchase agreements	$4,050,000	$2,685,203	$392,976	$971,821	L + 2.17%	$3,600,000	$2,811,284	$353,875	$434,841	L + 2.12%
Loan participations sold	686,163	519,420	166,743	—	L + 5.09%	741,650	476,680	264,970	—	L + 3.85%
Notes payable	338,013	305,294	32,719	—	L + 3.44%	236,293	165,807	70,486	—	L + 3.67%
Secured Term Loan	768,554	768,554	—	—	L + 5.00%	448,875	448,875	—	—	L + 3.25%

Total / weighted average	$5,842,730	$4,278,471	$592,438	$971,821	L + 3.12%	$5,026,818	$3,902,646	$689,331	$434,841	L + 2.53%

(1)

Excludes unamortized deferred financing costs relating to loan participations sold of $2.2 million as of March 31, 2021, $2.9 million as of December 31, 2020, and $5.1 million as of December 31, 2019. Excludes unamortized deferred financing costs relating to notes payable of $1.7 million as of March 31, 2021, $1.8 million as of December 31, 2020, and $1.8 million as of December 31, 2019. Excludes unamortized deferred financing costs relating to our Secured Term Loan of $21.6 million as of March 31, 2021, $22.5 million as of December 31, 2020, and $11.4 million as of December 31, 2019.

(2)

Allocated undrawn capacity represents undrawn amounts designated for future identified assets. The drawing of such amounts typically remains subject to the satisfaction of conditions set forth in the relevant financing agreements.

(3)

Unallocated undrawn capacity represents undrawn amounts that have not yet been designated for identified assets. The drawing of such amounts typically remains subject to lender approval of an identified asset in its sole discretion.

(4)	Weighted average coupon based on unpaid principal balance. One-month LIBOR as of March 31, 2021, December 31, 2020, and December 31, 2019 was 0.11%, 0.14%, and 1.76%, respectively.

Repurchase Agreements

Currently, we finance certain of our loans using secured revolving repurchase facilities. As of March 31, 2021, aggregate borrowings outstanding under our secured revolving repurchase facilities totaled $2.7 billion, with a weighted average coupon of one-month LIBOR plus 2.22% per annum, a weighted average all-in cost of credit, including associated fees and expenses, of one-month LIBOR plus 2.63% per annum, and a weighted average advance rate of 60.7%. All weighted averages are based on unpaid principal balance. As of March 31, 2021, outstanding borrowings under these facilities had a weighted average term to fully extended maturity (assuming we exercise all extension options and our counterparty agrees to such extension options) of 2.4 years.

The following table details our secured revolving repurchase facilities as of March 31, 2021 (dollars in thousands):

Lender	Capacity(1)	Facility Unpaid Principal Balance	Allocated Undrawn Capacity(2)	Unallocated Undrawn Capacity(3)	Collateral Unpaid Principal Balance(4)	Effective Advance Rate	Initial Maturity	Fully Extended Maturity(5)	Weighted Average Coupon(6)
JP Morgan Chase Bank, N.A.(7)	$1,250,000	$971,244	$128,309	$150,447	$1,579,271	61.5%	6/29/2022	6/29/2024	L + 2.23%
Morgan Stanley Bank, N.A.(7)(11)	1,000,000	833,718	—	166,282	1,402,326	59.5%	1/26/2022	1/26/2023	L + 2.16%
Goldman Sachs Bank USA(8)(10)	750,000	580,908	169,092	—	994,886	58.4%	5/31/2021	5/31/2023	L + 2.51%
Barclays Bank PLC	500,000	201,384	26,679	271,937	279,783	72.0%	12/20/2021	12/20/2022	L + 1.63%
Société Générale New York Branch(9)	300,000	50,000	—	250,000	97,500	51.3%	4/30/2022	10/31/2022	L + 2.25%
Deutsche Bank AG Cayman Island Branch(12)	250,000	72,844	23,608	153,548	112,540	64.7%	6/26/2021	6/26/2023	L + 1.90%

Total / weighted average	$4,050,000	$2,710,098	$347,688	$992,214	$4,466,306	60.7%			L + 2.22%

The following table details our secured revolving repurchase facilities as of December 31, 2020 (dollars in thousands):

Lender	Capacity(1)	Facility Unpaid Principal Balance	Allocated Undrawn Capacity(2)	Unallocated Undrawn Capacity(3)	Collateral Unpaid Principal Balance(4)	Effective Advance Rate	Initial Maturity	Fully Extended Maturity(5)	Weighted Average Coupon(6)
JP Morgan Chase Bank, N.A.(7)	$1,250,000	$937,800	$170,704	$141,496	$1,631,792	57.5%	6/29/2022	6/29/2024	L + 2.23%
Morgan Stanley Bank, N.A.(7)	1,000,000	844,283	—	155,717	1,420,333	59.4%	1/26/2022	1/26/2023	L + 2.16%
Goldman Sachs Bank USA(8)	750,000	578,015	171,985	—	963,356	60.0%	5/31/2021	5/31/2023	L + 2.30%
Société Générale New York Branch(9)	300,000	50,000	—	250,000	97,500	51.3%	4/30/2022	10/31/2022	L + 2.25%
Barclays Bank PLC	500,000	201,384	26,679	271,937	279,211	72.1%	12/20/2021	12/20/2022	L + 1.63%
Deutsche Bank AG Cayman Island Branch(12)	250,000	73,721	23,608	152,671	109,216	67.5%	6/26/2021	6/26/2023	L + 1.90%

Total / weighted average	$4,050,000	$2,685,203	$392,976	$971,821	$4,501,408	59.7%			L + 2.17%

The following table details our secured revolving repurchase facilities as of December 31, 2019 (dollars in thousands):

Lender	Capacity(1)	Facility Unpaid Principal Balance	Allocated Undrawn Capacity(2)	Unallocated Undrawn Capacity(3)	Collateral Unpaid Principal Balance(4)	Effective Advance Rate	Initial Maturity	Fully Extended Maturity(5)	Weighted Average Coupon(6)
JP Morgan Chase Bank, N.A.(7)	$1,000,000	$824,534	$175,466	$—	$1,320,054	62.5%	6/29/2021	6/29/2023	L + 2.23%
Morgan Stanley Bank, N.A.(7)	1,000,000	979,420	20,580	—	1,478,111	66.3%	1/26/2022	1/26/2023	L + 2.10%
Goldman Sachs Bank USA(8)	750,000	641,954	108,046	—	953,806	67.3%	5/31/2020	5/31/2021	L + 2.19%
Société Générale New York Branch(9)	300,000	70,000	—	230,000	102,500	68.3%	4/30/2022	10/31/2022	L + 2.25%
Barclays Bank PLC	300,000	211,584	24,916	63,500	273,854	77.3%	12/20/2021	12/20/2022	L + 1.63%
Deutsche Bank AG Cayman Island Branch(12)	250,000	83,792	24,867	141,341	123,255	68.0%	6/26/2020	6/26/2023	L + 1.90%

Total / weighted average	$3,600,000	$2,811,284	$353,875	$434,841	$4,251,580	66.1%			L + 2.12%

(1)	Capacity represents the largest amount of borrowings available under a given facility once sufficient collateral assets have been approved by the lender and pledged by us.
(2)

Allocated undrawn capacity represents undrawn amounts designated for future identified assets. The drawing of such amounts typically remains subject to the satisfaction of conditions set forth in the relevant financing agreement.

(3)

Unallocated undrawn capacity represents undrawn amounts that have not yet been designated for identified assets. The drawing of such amounts typically remains subject to lender approval of an identified asset in its sole discretion.

(4)	Represents the unpaid principal balance of the collateral assets approved by the lender and pledged by us.
(5)	Our ability to extend our secured revolving repurchase facilities to the dates shown above is subject to satisfaction of certain conditions.
(6)	One-month LIBOR as of March 31, 2021, December 31, 2020 and December 31, 2019 was 0.11%, 0.14%, and 1.76%, respectively.
(7)	Lender is an affiliate of one of the underwriters in this offering.
(8)

This financing has a LIBOR floor of 0.35%. Unless modified prior to the initial maturity date, during the period between this facility’s initial maturity date and its fully extended maturity date, the facility may not be used to finance any of the Company’s new investments and 100% of the principal repayments received from pledged loans will be applied to the outstanding balance of the facility. On May 27, 2021, the Company entered in an agreement to extend the revolving period by two years, thus deferring the commencement of a wind-down period.

(9)	This agreement can be increased up to $500 million upon the occurrence of certain events. This financing has a LIBOR floor of 1.00%.
(10)

Effective June 11, 2020, in exchange for voluntary repayments of $40.1 million, we entered into a forbearance agreement related to our Goldman Sachs Bank USA facility, in which Goldman Sachs Bank USA has agreed not to exercise margin calls for a period of six months ending on December 11, 2020.

(11)

Effective October 23, 2020, in exchange for voluntary repayments of $30.5 million, we entered into a forbearance agreement related to our Morgan Stanley Bank, N.A. facility, in which Morgan Stanley Bank, N.A. agreed not to exercise margin calls for a period of six months ending on April 23, 2021.

(12)	On June 9, 2021, we exercised our right to extend the contractual maturity date to June 26, 2022.

Borrowings under our secured revolving repurchase facilities are subject to the initial approval of eligible collateral loans by the lenders. The advance rate and pricing rate of advances on a specific asset are determined based on the attributes of the respective collateral.

In connection with each facility, we have executed a guarantee agreement in favor of the counterparty pursuant to which we guarantee the obligations of our subsidiary that is the borrower under the facility for customary “bad-boy events.” Also, in connection with each facility, we have executed an indemnity in favor of the counterparty pursuant to which we indemnify the counterparty against actual losses incurred as a result of “bad boy events” on the part of our subsidiary that is the borrower under the facility. The liability cap under the guarantees related to our secured revolving repurchase facilities secured by loans does not apply in the event of certain “bad boy” defaults which can trigger unlimited recourse to us for losses or the entire outstanding obligations of our special purpose subsidiary depending on the nature of the “bad boy” default in question. Examples of such “bad boy” defaults include, without limitation, fraud, intentional misrepresentation, willful misconduct, incurrence of additional debt in violation of financing documents, and the filing of a voluntary or collusive involuntary bankruptcy or insolvency proceeding of the special purpose entity subsidiary or the guarantor entity. As additional credit support, we provide certain guarantees of the obligations of these subsidiaries, including repayment guarantees of 25% of the principal amount borrowed against all senior loans and select subordinate loans and, in certain facilities, 50% of the principal amount borrowed against select subordinate loans. The maximum guarantee under these arrangements as of March 31, 2021, December 31, 2020 and December 31, 2019 was $687.7 million, $701.3 million and $718.1 million, respectively.

We use secured revolving repurchase facilities to finance certain of our originations or acquisitions of our target assets, which may be accepted by a respective secured revolving repurchase facility lender as collateral. Once we identify an asset and the asset is approved by the secured revolving repurchase facility lender to serve as collateral (which lender’s approval is in its sole discretion), we and the lender may enter into a transaction whereby the lender advances to us a percentage of the value of the asset, which is referred to as the “advance rate,” as the purchase price for such transaction, with an obligation of ours to repurchase the asset from the lender for an amount equal to the purchase price for the transaction plus a price differential, which is calculated based on an interest rate. For each transaction, we and the lender agree to a trade confirmation which sets forth, among other things, the purchase price, the maximum advance rate, the interest rate, the market value of the loan asset and any future funding obligations which are contemplated with respect to the specific transaction and/or the underlying loan asset. For loan assets which involve future funding obligations of ours, the repurchase transaction may provide for the repurchase lender to fund portions (for example, pro rata per the maximum advance rate of the related repurchase transaction) of such future funding obligations. Generally, our secured revolving repurchase facilities allow for revolving balances, which allow us to voluntarily repay balances and draw again on existing available credit, and are generally term-matched with particular investments with no significant near-term maturities. The primary obligor on each secured revolving repurchase facility is a separate special purpose subsidiary of ours which is restricted from conducting activity other than activity related to the utilization of its secured revolving repurchase facility.

Each of the secured revolving repurchase facilities involves “margin maintenance” provisions, which are designed to allow the repurchase lender to maintain a certain margin of credit enhancement against the loan assets which serve as collateral. The lender’s margin amount is typically based on a percentage of the market value of the loan asset and/or mortgaged property collateral; however, certain secured revolving repurchase facilities may also involve margin maintenance based on maintenance of a minimum debt yield with respect to the cash flow from the underlying real estate collateral. Market value determinations and redeterminations may be made by the repurchase lender in its sole discretion subject to any specified parameters regarding the repurchase lender’s determination, which may involve the limitation or enumeration of factors which the repurchase lender may consider when determining market value.

Generally, when the repurchase lender’s margin amount has fallen below the outstanding purchase price for a transaction, a margin deficit exists and the repurchase lender may require that we prepay outstanding amounts on the secured revolving repurchase facility to eliminate such margin deficit. In certain secured revolving repurchase facilities, the repurchase lender’s ability to make a margin call is further limited by certain prerequisites, such as the existence of enumerated “credit events” or that the margin deficit exceed a specified minimum threshold.

The secured revolving repurchase facilities also include cash management features which generally require that income from collateral loan assets be deposited in a lender-controlled account and be disbursed in accordance with a specified waterfall of payments designed to keep facility-related obligations current before such income is disbursed for our own account. The cash management features generally require the trapping of cash in such controlled account if an uncured default remains outstanding. Furthermore, some secured revolving repurchase facilities may require an accelerated principal amortization schedule if the secured revolving repurchase facility is in its final extended term.

Notwithstanding that a loan asset may be subject to a financing arrangement and serve as collateral under a secured revolving repurchase facility, we are generally granted the right to administer and service the loan and interact directly with the underlying obligors and sponsors of our loan assets so long as there is no default under the secured revolving repurchase facility and so long as we do not engage in certain material modifications (including amendments, waivers, exercises of remedies, or releases of obligors and collateral, among other things) of the loan assets without the repurchase lender’s prior consent.

The secured revolving repurchase facilities contain various affirmative and negative covenants, including, but not limited to, reporting requirements, collateral diversity requirements and/or concentration limits, and certain operational restrictions. In addition, each secured revolving repurchase facility requires that we maintain compliance with financial covenants, the most restrictive of which include the following:

•

maintenance of minimum cash liquidity (which includes available borrowing capacity) of no less than the greater of $20.0 million and 5% of recourse indebtedness; provided that such amount shall consist of not less than $15.0 million of unrestricted cash;

•	maintenance of minimum tangible net worth of not less than the sum of $450.0 million plus 75% of any additional capital raised;

•	maintenance of a ratio of EBITDA to interest expense for the trailing twelve months of no less than 1.5 to 1.0; and

•	maintenance of a ratio of total indebtedness to the sum of total equity plus unfunded capital commitments not to exceed 3.5 to 1.0.

As of March 31, 2021, we were in compliance with all financial covenants under our portfolio financings.

Loan Participations Sold

We finance certain investments via the sale of a participation in the loans we own, however we present the loan participation sold as a liability on our consolidated balance sheet because such arrangement does not qualify as a sale under GAAP. In instances where we have multiple loan participations with the same lender, the financings are generally not cross-collateralized. Each of our loan participations sold is generally term-matched to its corresponding loan collateral. As of March 31, 2021, we had eight loans financed with separate participations sold to four counterparties. As of December 31, 2020, we had eight loans financed with separate participations sold to four counterparties. As of December 31, 2019, we had eight outstanding loans financed with separate loan participations sold to three counterparties.

The following table outlines our loan participations sold as of March 31, 2021 (dollars in thousands):

Lender	Count	Capacity	Unpaid Principal Balance	Allocated Undrawn Capacity(1)	Carrying Value	Weighted Average Coupon(2)(3)	Weighted Average Term to Initial Maturity (in years)(3)	Weighted Average Term to Fully Extended Maturity (in years)(3)(4)
Lender 1
Loans	4	$750,895	$591,952	$158,943	$589,079	L + 5.14%	1.4	2.7
Loan participation sold	2	479,750	358,423	121,327	356,765	L + 3.29%	1.4	2.8

Lender 2
Loans	1	54,000	49,994	4,006	49,994	L + 5.95%	0.0	2.0
Loan participation sold	1	29,900	27,682	2,218	27,682	L + 2.75%	0.0	2.0

Lender 3
Loans	2	245,000	224,369	20,631	224,028	L + 8.59%	0.4	3.4
Loan participation sold	2	100,000	91,579	8,421	91,425	L + 8.59%	0.4	3.4

Lender 4
Loans	1	65,211	65,211	—	64,986	L + 9.75%	1.4	3.4
Loan participation sold	1	64,849	64,849	—	64,490	L + 9.75%	1.4	3.4

Total loans	8	$1,115,106	$931,526	$183,580	$928,087	L + 6.34%	1.1	2.9
Total loan participations sold	6	$674,499	$542,533	$131,966	$540,362	L + 4.94%	1.1	3.0

The following table outlines our loan participations sold as of December 31, 2020 (dollars in thousands):

Lender	Count	Capacity	Unpaid Principal Balance	Allocated Undrawn Capacity(1)	Carrying Value	Weighted Average Coupon(2)(3)	Weighted Average Term to Initial Maturity (in years)(3)	Weighted Average Term to Fully Extended Maturity (in years)(3)(4)
Lender 1
Loans	4	$750,895	$551,866	$199,029	$548,273	L + 5.17%	1.6	2.9
Loan participation sold	2	479,750	327,821	151,929	325,838	L + 3.27%	1.6	3.0

Lender 2
Loans	1	54,000	49,813	4,187	49,710	L + 5.95%	0.2	2.2
Loan participation sold	1	29,900	27,582	2,318	27,493	L + 2.75%	0.2	2.2

Lender 3
Loans	2	245,000	214,387	30,613	213,656	L + 8.59%	0.7	3.7
Loan participation sold	2	100,000	87,504	12,496	87,180	L + 8.59%	0.7	3.7

Lender 4
Loans	1	76,940	76,940	—	76,593	L + 9.75%	1.7	3.7
Loan participation sold	1	76,513	76,513	—	75,973	L + 9.75%	1.7	3.7

Total loans	8	$1,126,835	$893,006	$233,829	$888,232	L + 6.43%	1.3	3.1
Total loan participations sold	6	$686,163	$519,420	$166,743	$516,484	L + 5.09%	1.4	3.2

The following table outlines our loan participations sold as of December 31, 2019 (dollars in thousands):

Lender	Count	Capacity	Unpaid Principal Balance	Allocated Undrawn Capacity(1)	Carrying Value	Weighted Average Coupon(2)(3)	Weighted Average Term to Initial Maturity (in years)(3)	Weighted Average Term to Fully Extended Maturity (in years)(3)(4)
Lender 1
Loans	5	$882,895	$596,648	$286,247	$590,359	L + 5.26%	2.6	3.8
Loan participation sold	2	611,750	393,239	218,511	389,314	L + 3.17%	2.6	3.8

Lender 2
Loans	1	54,000	40,368	13,632	40,004	L + 5.95%	1.2	3.2
Loan participation sold	1	29,900	22,352	7,548	22,005	L + 2.75%	1.2	3.2

Lender 3
Loans	2	245,000	149,666	95,334	147,850	L + 8.59%	1.7	4.7
Loan participation sold	2	100,000	61,089	38,911	60,277	L + 8.59%	1.7	4.7

Total loans	8	$1,181,895	$786,682	$395,213	$778,213	L + 5.93%	2.4	3.9
Total loan participations sold	5	$741,650	$476,680	$264,970	$471,596	L + 3.85%	2.4	3.9

(1)

Allocated undrawn capacity represents undrawn amounts designated for future identified assets. The drawing of such amounts typically remains subject to the satisfaction of conditions set forth in the relevant financing agreement. Unallocated undrawn capacity represents undrawn amounts that have not yet been designated for identified assets. The drawing of such amounts typically remains subject to lender approval of an identified asset in its sole discretion.
(2)

All of these floating rate loans and related liabilities are indexed to one-month LIBOR. One-month LIBOR as of March 31, 2021, December 31, 2020, and December 31, 2019 was 0.11%, 0.14%, and 1.76%, respectively.

(3)	Weighted averages are based on unpaid principal balance.
(4)

For each of the loan participations sold and the underlying loans, term to fully extended maturity is determined based on the maximum maturity of each of the corresponding loans, assuming all extension options are exercised by the borrower.

Notes Payable

We finance certain investments on a match-term, non-recourse basis with such financings collateralized by our loans, which we refer to as notes payable. Each of our notes payable is generally term-matched to its corresponding loan collateral. As of March 31, 2021, five of our loans were financed with notes payable to 3 counterparties. As of December 31 2020, five of our loans were financed with notes payable to 3 counterparties. As of December 31, 2019, four of our loans were financed with notes payable to 2 counterparties.

The following table summarizes our notes payable and related loan collateral as of March 31, 2021 (dollars in thousands):

Lender	Count	Capacity(1)	Unpaid Principal Balance	Allocated Undrawn Capacity(2)	Carrying Value	Weighted Average Coupon(3)(4)	Weighted Average Term to Initial Maturity (in years)(4)	Weighted Average Term to Fully Extended Maturity (in years)(4)(5)
Lender 1
Loan collateral	2	$310,000	$264,145	$45,855	$263,128	L + 5.51%	0.9	2.3
Financing provided	2	236,475	202,862	33,613	201,611	L + 3.90%	0.9	2.3

Lender 2
Loan collateral	2	225,270	220,270	5,000	221,554	L + 6.37%	0.1	0.6
Financing provided	2	69,000	69,000	—	68,643	L + 4.14%	0.6	0.8

Lender 3
Loan collateral	1	67,000	67,000	—	66,777	L + 7.75%	0.3	0.3
Financing provided	1	40,000	40,000	—	39,867	L + 3.50%	0.3	0.3

Total loan collateral	5	$602,270	$551,415	$50,855	$551,459	L + 6.13%	0.5	1.4
Total financing provided	5	$345,475	$311,862	$33,613	$310,121	L + 3.90%	0.6	1.7

The following table summarizes our notes payable and related loan collateral as of December 31, 2020 (dollars in thousands):

Lender	Count	Capacity(1)	Unpaid Principal Balance	Allocated Undrawn Capacity(2)	Carrying Value	Weighted Average Coupon(3)(4)	Weighted Average Term to Initial Maturity (in years)(4)	Weighted Average Term to Fully Extended Maturity (in years)(4)(5)
Lender 1
Loan collateral	2	$291,500	$251,028	$40,472	$249,926	L + 4.74%	1.1	2.6
Financing provided	2	225,075	192,356	32,719	190,875	L + 3.16%	1.1	2.6

Lender 2
Loan collateral	2	220,270	220,270	—	221,554	L + 6.37%	0.5	0.6
Financing provided	2	72,938	72,938	—	72,690	L + 4.14%	0.3	0.5

Lender 3
Loan collateral	1	67,000	67,000	—	66,961	L + 7.50%	0.1	0.6
Financing provided	1	40,000	40,000	—	39,950	L + 3.50%	0.1	0.6

Total loan collateral	5	$578,770	$538,298	$40,472	$538,441	L + 5.75%	0.7	1.5
Total financing provided	5	$338,013	$305,294	$32,719	$303,515	L + 3.44%	0.8	1.8

The following table summarizes our notes payable and related loan collateral as of December 31, 2019 (dollars in thousands):

Lender	Count	Capacity(1)	Unpaid Principal Balance	Allocated Undrawn Capacity(2)	Carrying Value	Weighted Average Coupon(3)(4)	Weighted Average Term to Initial Maturity (in years)(4)	Weighted Average Term to Fully Extended Maturity (in years)(4)(5)
Lender 1
Loan collateral	3	$227,500	$133,519	$93,981	$133,628	L + 5.95%	1.5	2.0
Financing provided	2	163,875	93,389	70,486	91,891	L + 3.41%	1.6	2.1

Lender 2
Loan collateral	1	116,020	116,020	—	115,913	L + 5.25%	0.8	1.8
Financing provided	1	72,418	72,418	—	72,080	L + 4.00%	0.8	1.8

Total loan collateral	4	$343,520	$249,539	$93,981	$249,541	L + 5.62%	1.1	1.9
Total financing provided	3	$236,293	$165,807	$70,486	$163,971	L + 3.67%	1.2	2.0

(1)	Capacity is net of prepayments to date, if applicable.
(2)

Allocated undrawn capacity represents undrawn amounts designated for future identified assets. The drawing of such amounts typically remains subject to the satisfaction of conditions set forth in the relevant financing agreement. Unallocated undrawn capacity represents undrawn amounts that have not yet been designated for identified assets. The drawing of such amounts typically remains subject to lender approval of an identified asset in its sole discretion.

(3)	One-month LIBOR as of March 31, 2021, December 31, 2020, and December 31, 2019 was 0.11%, 0.14%, and 1.76%, respectively.
(4)	Weighted averages are based on unpaid principal balance.
(5)

For each of the notes payable and their underlying loans, term to fully extended maturity is determined based on the maximum maturity of each of the corresponding loans, assuming all extension options are exercised by the borrower.

Secured Term Loan

On August 9, 2019, we entered into our Secured Term Loan. Our Secured Term Loan is collateralized by a first priority security interest in selected assets, primarily including equity pledged in certain subsidiaries as well as certain assets. On December 1, 2020, our Secured Term Loan was modified to increase the aggregate principal amount by $325.0 million, increase the interest rate, and to increase the quarterly amortization payment. Our Secured Term Loan is presented net of any original issue discount and transaction expenses which are deferred and recognized as a component of interest expense over the life of the loan using the effective interest method. Our Secured Term Loan as of March 31, 2021 is summarized as follows (dollars in thousands):

Contractual Maturity Date	Stated Rate(1)	Financing Costs	Interest Rate(3)	Par Value	Carrying Value
(2)	L + 5.00%	$25,743	6.00%	$766,609	$745,002

(1)	Loan is indexed to one-month LIBOR. Following the modification on December 1, 2020, this financing is subject to a one-month LIBOR floor of 1.00%.
(2)

Maturity is the earlier of August 9, 2026 or six months prior to our termination date, if applicable. Our Secured Term Loan is partially amortizing, in an amount equal to 1.0% per annum of the original principal balance due in quarterly installments. Unpaid principal balance may be repaid without penalty.

(3)	One-month LIBOR as of March 31, 2021, December 31, 2020, and December 31, 2019 was 0.11%, 0.14%, and 1.76%, respectively.

Our Secured Term Loan includes various customary affirmative and negative covenants, including, but not limited to, reporting requirements and certain operational restrictions. In addition, our Secured Term Loan requires compliance with financial covenants, including the following:

•	maintenance of a debt to equity ratio not to exceed 3.5 to 1.0;

•	maintenance of a minimum interest coverage ratio (EBITDA to interest expense) of no less than 1.5 to 1.0; and

•	maintenance of minimum tangible net worth of not less than the sum of $1.5 billion plus 75% of the net cash proceeds of subsequent equity issuances, capital contributions and/or subscriptions.

As of March 31, 2021, we were in compliance with our Secured Term Loan financial covenants.

Debt Related to Real Estate Owned

On February 8, 2021 we assumed a $300.0 million securitized senior mortgage in connection with a Uniform Commercial Code foreclosure on a portfolio of seven limited service hotels located in New York, New York. As of March 31, 2021, the securitized senior mortgage remained in maturity default but was current on debt service. However, in June 2021, the Company modified the securitized senior mortgage, which resulted in an extension of the maturity date to February 9, 2024, a principal repayment of $10.0 million, and the payment of $7.6 million of fees and modification costs, among other items. The securitized senior mortgage is non-recourse to us. Our debt related to real estate owned as of March 31, 2021 is summarized as follows (dollars in thousands):

Contractual Maturity Date	Stated Rate(1)	Financing Costs	Interest Rate	Par Value	Carrying Value
2/9/2021	LIBOR+2.72%	$—	3.47%	$300,000	$300,000

(1)	Debt is indexed to one-month LIBOR. One-month LIBOR at March 31, 2021 was 0.11%. This financing has a LIBOR floor of 0.75%.

Non-Consolidated Senior Interests Sold and Non-Consolidated Senior Interests Held by Third Parties

In certain instances, we use structural leverage through the non-recourse syndication of a match-term senior loan interest to a third party. In such instances, the senior loan (i.e., the non-consolidated senior interest sold) is not included on our balance sheet. When we create structural leverage through the non-recourse syndication or the co-origination of a senior loan interest with a third party, our balance sheet reflects the subordinate loan that we retain and excludes the senior loan that was syndicated or co-originated. In other instances, we may acquire a subordinate loan for which a non-recourse senior interest is retained by a third party. In such instances, the senior loan (i.e., the non-consolidated senior interest held by a third party) is not included on our balance sheet.

As of March 31, 2021, two non-consolidated senior interests that we had sold to third parties were senior to two loans in our portfolio and eight non-consolidated senior interests held by third parties were senior to thirteen subordinate loans in our portfolio. The following table summarizes our non-consolidated senior interests and related retained subordinate interests as of March 31, 2021 (dollars in thousands):

	Loan Count	Remaining Loan Commitment	Unpaid Principal Balance	Carrying Value	Coupon(1)	Term to Initial Maturity (in years)(2)	Term to Fully Extended Maturity (in years)(2)(3)
Floating rate senior loans sold	2	$367,320	$341,831	N/A	L + 3.89%	0.9	2.5
Floating rate senior loans held by third parties	6	950,442	871,812	N/A	L + 4.08%	0.5	2.7

Total / Weighted Average	8	$1,317,762	$1,213,643	N/A	L + 4.03%	0.6	2.7

Fixed rate senior loans held by third parties	2	91,960	51,846	N/A	3.16%	1.2	3.2

Total / Weighted Average	10	$1,409,722	$1,265,489	N/A		0.6	2.7

Retained subordinate floating rate loans	11	$807,919	$663,953	$664,459	L + 9.02%	0.7	2.5
Retained subordinate fixed rate loans	2	$23,027	$20,375	$20,149	11.53%	2.2	4.2

Total subordinate loans	13	$830,946	$684,328	$684,608		0.7	2.5

(1)	Non-consolidated senior interests are indexed to one-month LIBOR, which was 0.11% at March 31, 2021. Weighted average is based on unpaid principal balance.
(2)	Weighted average is based on unpaid principal balance.
(3)

Term to fully extended maturity is determined based on the maximum maturity of each of the corresponding loans, assuming all extension options are exercised by the borrower; provided, however, that our loans may be repaid prior to such date.

As of December 31, 2020, two non-consolidated senior interests that we had sold to third parties were senior to two loans in our portfolio and nine non-consolidated senior interests held by third parties were senior to twelve subordinate loans in our portfolio. The following table summarizes our non-consolidated senior interests and related retained subordinate interests as of December 31, 2020 (dollars in thousands):

	Loan Count	Remaining Loan Commitment	Unpaid Principal Balance	Carrying Value	Coupon(1)	Term to Initial Maturity (in years)(2)	Term to Fully Extended Maturity (in years)(2)(3)
Floating rate senior loans sold	2	$416,341	$386,938	N/A	L + 3.97%	0.5	2.5
Floating rate senior loans held by third parties	7	1,284,651	1,171,709	N/A	L + 3.70%	0.3	2.5

Total / Weighted Average	9	$1,700,992	$1,558,647	N/A	L + 3.76%	0.3	2.5

Fixed rate senior loans held by third parties	2	91,960	35,512	N/A	3.34%	0.8	2.8

Total / Weighted Average	11	$1,792,952	$1,594,159	N/A		0.3	2.5

Retained subordinate floating rate loans	12	$900,933	$797,514	$797,073	L + 8.72%	0.4	2.4
Retained subordinate fixed rate loans	2	$25,527	$21,815	$21,558	11.00%	2.0	4.0

Total subordinate loans	14	$926,460	$819,329	$818,631		0.5	2.4

(1)	Non-consolidated senior interests are indexed to one-month LIBOR, which was 0.14% at December 31, 2020. Weighted average is based on unpaid principal balance.
(2)	Weighted average is based on unpaid principal balance.
(3)

Term to fully extended maturity is determined based on the maximum maturity of each of the corresponding loans, assuming all extension options are exercised by the borrower; provided, however, that our loans may be repaid prior to such date.

As of December 31, 2019, two non-consolidated senior interests that we had sold to third parties were senior to two loans in our portfolio and eight non-consolidated senior interests held by third parties were senior to eleven subordinate loans in our portfolio. The following table summarizes our non-consolidated senior interests and related retained subordinate interests as of December 31, 2019 (dollars in thousands):

	Loan Count	Remaining Loan Commitment	Unpaid Principal Balance	Carrying Value	Coupon(1)	Term to Initial Maturity (in years)(2)	Term to Fully Extended Maturity (in years)(2)(3)
Floating rate senior loans sold	2	$544,000	$421,826	N/A	L + 3.72%	1.9	3.9
Floating rate senior loans held by third parties	7	1,482,200	1,085,389	N/A	L + 3.55%	1.6	3.6

Total / Weighted Average	9	$2,026,200	$1,507,215	N/A	L + 3.60%	1.7	3.7

Fixed rate senior loans held by third parties	1	62,000	62,000	N/A	4.38%	3.6	3.6

Total / Weighted Average	10	$2,088,200	$1,569,215	N/A		1.7	3.7

Retained subordinate floating rate loans	12	$914,283	$693,668	$688,446	L + 8.73%	1.7	3.6
Retained subordinate fixed rate loans	1	$20,500	$20,500	$20,373	9.00%	3.6	3.6

Total subordinate loans	13	$934,783	$714,168	$708,819		1.7	3.6

(1)	Non-consolidated senior interests are indexed to one-month LIBOR, which was 1.76% at December 31, 2019. Weighted average is based on unpaid principal balance.
(2)	Weighted average is based on unpaid principal balance.
(3)

Term to fully extended maturity is determined based on the maximum maturity of each of the corresponding loans, assuming all extension options are exercised by the borrower; provided, however, that our loans may be repaid prior to such date.

Floating and Fixed Rate Portfolio

Our business model seeks to minimize our exposure to changing interest rates by originating floating rate loans and as much as possible, match-funding the duration of our financing of such loans and using the same benchmark indices, typically one-month LIBOR. As of March 31, 2021, 98.3% of our loans based on unpaid principal balance were floating rate, and 94.5% of our floating rate loans based on unpaid principal balance had interest rate floors tied to LIBOR, providing protection against certain decreases in prevailing interest rates, and our floating rate loans were all financed with liabilities that require interest payments based on floating rates also determined by reference to one-month LIBOR plus a spread, which resulted in approximately $1.8 billion of net floating rate exposure.

The following table details our net floating rate exposure as of March 31, 2021 (dollars in thousands):

Net Floating Rate Exposure
Floating rate assets(1)	$6,400,661
Floating rate liabilities(1)	(4,631,102)

Net floating rate exposure	$1,769,559

(1)	Our floating rate loans and related liabilities are all indexed to one-month LIBOR. One-month LIBOR as of March 31, 2021 was 0.11%.

In addition, certain of our loans and financings have floors associated with the benchmark indices that determine the applicable rate on such loans and financings. As of March 31, 2021, 94.5% of our floating rate loans were subject to a one-month LIBOR floor, while 60.6% of our financings were subject to one-month LIBOR floors. As of March 31, 2021, all of the loans held in our portfolio which are subject to a one-month LIBOR floor had one-month LIBOR floors greater than one-month LIBOR. The weighted average one-month LIBOR floor of our floating rate loans based on March 31, 2021 unpaid principal balance was 1.50%. The weighted average one-month LIBOR floor of our financings based on March 31, 2021 unpaid principal balance was 0.62%. The LIBOR floor on all of our financings which are subject to a one-month LIBOR floor had a one-month LIBOR floor greater than one-month LIBOR of 0.11% as of March 31, 2021. Refer to “—Quantitative and Qualitative Disclosures About Market Risk—LIBOR as our Reference Rate” below for additional considerations.

As of March 31, 2021, one-month LIBOR was 0.11% and our loan portfolio by one-month LIBOR floor level, including fixed rate loans for which LIBOR is not applicable, was as follows (dollars in thousands):

	Total Loan Portfolio by LIBOR Floor Levels
One-month LIBOR Floor Range	Unpaid Principal Balance	% Total	Cumulative%
2.25% - 2.50%	$905,127	14%	14%
2.00% - 2.24%	841,411	13%	27%
1.75% - 1.99%	1,339,958	20%	47%
1.50% - 1.74%	704,923	11%	58%
1.25% - 1.49%	818,738	13%	71%
1.00% - 1.24%	486,229	7%	78%
<1.00%	951,786	15%	93%
No floor	352,489	5%	98%

Total Floating Rate Loans	$6,400,661
Total Fixed Rate Loans	108,390	2%	100%

Total Loans	$6,509,051

As of March 31, 2021, fluctuations in one-month LIBOR would result in the following impact to our net interest income (annualized):

As of March 31, 2021, we held six fixed rate loans with unpaid principal balances totaling $108.4 million and a weighted average coupon of 13.0% (based on unpaid principal balance). We do not employ interest rate derivatives (interest rate swaps, caps, collars or swaptions) to hedge our cash flow or fair value exposure to increases in interest rates, but we may do so in the future.

Results of Operations – Three Months Ended March 31, 2021 and 2020

Operating Results

The following table sets forth information regarding our consolidated results of operations for the three months ended March 31, 2021 and 2020 (dollars in thousands, except per share data):

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	$ Change	% Change
Revenue
Interest and related income	$105,803	$116,664	$(10,861)	(9.3%)
Less: interest and related expense	47,762	46,699	1,063	2.3%

Net interest income	58,041	69,965	(11,924)	(17.0%)
Revenue from real estate owned	1,051	—	1,051	n/a

Total revenue	59,092	69,965	(10,873)	(15.5%)

Expenses
Management fees – affiliate	9,626	9,522	104	1.1%
Incentive fees – affiliate	—	2,296	(2,296)	n/a
Equity compensation	(1,642)	2,451	(4,093)	(167.0%)
General and administrative expenses	1,317	912	405	44.4%
Expenses from real estate owned	2,865	—	2,865	n/a

Total expenses	12,166	15,181	(3,015)	(19.9%)

Other income (expense)
Gain on foreclosure of real estate owned	1,430	—	1,430	n/a
Other income	5,855	—	5,855	n/a
Reversal of current expected credit loss reserve	185	—	185	n/a

Income before income taxes	54,396	54,784	(388)	(0.7%)
Income tax benefit (expense)	4,179	—	4,179	n/a

Net income	$58,575	$54,784	$3,791	6.9%

Net (loss) income attributable to non-controlling interests	$(37)	$1,374	$(1,411)	(102.7%)
Net income attributable to preferred stock	4	8	(4)	(50.0%)

Net income attributable to common stock and redeemable stock	$58,608	$53,402	$5,206	9.7%

Net income per share of common stock and redeemable common stock(1)
Basic	$0.22	$0.20	$0.02	10.0%

Diluted	$0.22	$0.20	$0.02	10.0%

Weighted-average shares of common stock and redeemable common stock outstanding(1)
Basic	267,218,261	261,452,446	5,765,815	2.2%

Diluted	267,218,261	261,452,446	5,765,815	2.2%

Dividends declared per share of common stock and redeemable common stock(1)	$0.19	$0.22	$(0.03)	(13.6)%

(1)

Includes 1,169,538 and 1,755,000 shares of common stock underlying RSUs that were vested in full but not yet settled as of March 31, 2021 and 2020, respectively. Excludes 2,219,588 shares of common stock underlying unvested RSUs that are expected to vest in full as of the date of this prospectus.

Comparison of the Three Months Ended March 31, 2021 and 2020

Total Revenue

Total revenue decreased $10.9 million during the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The decrease is primarily due to a decrease in interest and related income of $10.9 million during the three months ended March 31, 2021 compared to the three months ended March 31, 2020, as average one-month LIBOR decreased from 1.7% to 0.1% during the comparable period offset, in part, by the impact of LIBOR floors on our floating rate assets and liabilities, as the weighted average credit spread for our floating-rate loan portfolio remained at 4.9% as of March 31, 2021 and 2020. The decrease in total revenue was also due to the impact of non-accrual loans, as well as to an increase in interest and related expense of $1.1 million during the three months ended March 31, 2021 compared to the three months ended March 31, 2020, arising from a net increase in our secured financings of $405.1 million, from March 31, 2020 to March 31, 2021, and an increase in the weighted average financing spread for our financings increasing from 2.6% as of March 31, 2020 to 3.1% as of March 31, 2021, which was partially offset by average one-month LIBOR decreasing from 1.7% to 0.1% during the comparable period.

Expenses

Expenses are primarily comprised of base management fees payable to our Manager, incentive fees payable to our Manager, equity compensation expense, general and administrative expenses, and expenses from real estate owned. Expenses decreased by $3.0 million during the three months ended March 31, 2021 compared to the three months ended March 31, 2020 primarily due to:

(i) Management fees—affiliate: Increase of $0.1 million in base management fees due to our Manager, reflecting an increased equity base on which base management fees are calculated due to the timing of equity issuances occurring during 2020;

(ii) Incentive fees—affiliate: Decrease of $2.3 million in incentive fees due to our Manager, as a result of a decrease in the amount by which Core Earnings exceeded certain performance hurdles outlined in the Management Agreement; and

(iii) Equity compensation expense: Decrease of $4.1 million in equity compensation expense as during the three months ended March 31, 2021, 1,025,412 performance-based RSU awards were forfeited prior to vesting. Equity compensation expense incurred during the three months ended March 31, 2020 is related to the estimated fair value of performance-based RSU awards granted in 2019 based on estimated vesting percentage over the three year vesting period ending December 31, 2021.

The remaining unrecognized compensation expense related to 2,219,588 unvested performance-based RSUs is approximately $4.4 million. The remaining expense expected to be recognized upon the vesting of the unvested performance-based RSUs is subject to assumptions made regarding the probability of the awards vesting and is subject to change based on changes in our assessment of the probability of vesting and the timing thereof. Further, as of March 31, 2021 the unvested performance-based RSUs are entitled to $3.0 million of dividend equivalent rights, an amount that will continue to increase and be paid to participants upon vesting, depending on the level of vesting achieved and the extent of future dividends declared.

We expect to continue to incur additional expenses, ranging from          to          as a result of operating as a public company, including costs to comply with rules and regulations applicable to companies listed on a U.S. securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, costs associated with our Board’s compensation, and directors and officers liability insurance premiums, among others. In addition, our base management fees payable to our Manager will increase as a result of this offering. At March 31, 2021, no costs relating to this offering have been capitalized and included in other assets on our balance sheet; and

(iv) Expenses from real estate owned: Increase of $2.9 million in expenses from real estate owned during the three months ended March 31, 2021 which relates to operating expenses incurred by the portfolio of hotels on which we foreclosed on February 8, 2021. These expenses include depreciation and amortization expenses of $1.3 million. Similar expenses were not incurred during the three months ended March 31, 2020 as we did not own any real estate assets during such period.

Gain on foreclosure of real estate owned

Foreclosed real estate held for use is initially recorded at estimated fair value. During the three months ended March 31, 2021, we recognized a gain of $1.4 million on the foreclosure of a portfolio of seven limited service hotel properties located in New York, New York. This gain is based upon the estimated fair value of the hotel properties of $414.0 million as determined by a third-party appraisal relative to our basis in the investment at the time of foreclosure. The fair value was determined using discount rates ranging from 8.50% to 8.75% and a terminal capitalization rate of 6.00% on projected net operating profits on the hotels.

Other income

During the three months ended March 31, 2021, 585,462 fully-vested time-based RSU awards were forfeited prior to their delivery pursuant to the terms of the RSU award documents, resulting in us reversing previously recognized compensation expense associated with these RSU awards.

Reversal of current expected credit loss reserve

During the three months ended March 31, 2021, our estimate of current expected credit losses decreased by $0.2 million based upon changes in the credit profile of our portfolio, among other factors. We had not adopted ASU 2016-13 during the prior period, and thus did not recognize a reversal or expense related to our current expected credit losses for the three months ended March 31, 2020.

Income tax benefit

The tax basis of our real estate owned investment (which is held in our taxable REIT subsidiary (TRS)) exceeds our GAAP basis for our real estate owned investment. As a result, during the three months ended March 31, 2021, we have recognized a deferred tax asset equal to the difference in the tax and GAAP basis multiplied by our effective tax rate, and have recognized an income tax benefit which may be applied against income tax expense incurred in future periods.

Non-controlling interest

We own a 51% interest in the JV, which we control. As a result, we consolidate the activities of the JV and account for the 49% owned by a third party as income attributable to non-controlling interests. Net income attributable to non-controlling interests decreased by $1.4 million during the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 as a result of one investment being repaid in full in July 2020 and the remaining investment held by the JV being placed on non-accrual status effective July 9, 2020. No additional investments are anticipated to be made through the JV.

Dividends Declared Per Share

For the three months ended March 31, 2021, we declared dividends of $50.0 million, or $0.19 per share (inclusive of 1,169,538 shares of common stock underlying RSUs that were vested in full but not yet settled as of March 31, 2021) based on the number of shares outstanding as of the respective dividend record date. During the three months ended March 31, 2020, we declared dividends of $56.0 million, or $0.22 per share (inclusive of 1,755,000 shares of common stock underlying RSUs that were vested in full but not yet settled as of March 31, 2020) based on the number of shares outstanding as of the respective dividend record date.

Results of Operations – Year Ended December 31, 2020 and 2019

The following table sets forth information regarding our consolidated results of operations for the years ended December 31, 2020 and 2019 (dollars in thousands, except per share data):

	Year Ended December 31, 2020	Year Ended December 31, 2019	$Change	% Change
Net interest income
Interest and related income	$445,940	$389,361	$56,579	14.5%
Less: interest and related expense	172,232	139,747	32,485	23.2%

Net interest income	273,708	249,614	24,094	9.7%

Expenses
Management fees – affiliate	38,960	32,611	6,349	19.5%
Incentive fees – affiliate	7,766	10,219	(2,453)	(24.0%	)
Equity compensation	5,670	29,489	(23,819)	(80.8%	)
General and administrative expenses	9,004	3,392	5,612	165.4%

Total expenses	61,400	75,711	(14,311)	(18.9%	)

Other income (expense)
Equity in income from investment in CMTG/CN Mortgage REIT LLC	—	40	(40)	n/a
Realized gain (loss) on sale of investments	(640)	103	(743)	(721.4%	)
Provision for loan losses	(6,000)	—	(6,000)	n/a

Total other income (loss)	(6,640)	143	(6,783)	(4,743.4%	)

Net income	$205,668	$174,046	$31,622	18.2%

Net income attributable to non-controlling interests	$3,259	$5,289	$(2,030)	(38.4%	)
Net income attributable to preferred stock	31	31	—	0.0%

Net income attributable to common stock and redeemable stock	$202,378	$168,726	$33,652	19.9%

Net income per share of common stock and redeemable common stock(1)
Basic	$0.76	$0.76	$—	n/a

Diluted	$0.76	$0.76	$—	n/a

Weighted-average shares of common stock and redeemable common stock outstanding(1)
Basic	265,960,643	222,925,862	43,034,781	19.3%

Diluted	265,960,643	222,925,862	43,034,781	19.3%

Dividends declared per share of common stock and redeemable common stock(1)	$0.82	$0.88	$(0.06)	(6.8%	)

(1)

Total for the years ended December 31, 2020 and 2019 include 1,755,000 shares of common stock underlying RSUs that were vested in full but not yet settled as of December 31, 2020 or 2019. Excludes 2,219,588 shares of common stock underlying unvested RSUs that are expected to vest in full as of the date of this prospectus.

Comparison of the Years Ended December 31, 2020 and 2019

Net Interest Income

Net interest income increased $24.1 million during the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase is primarily due to an increase in interest income of $56.6 million during the year ended December 31, 2020 compared to the year ended December 31, 2019, arising from the increase in our loan portfolio of $284.5 million from December 31, 2019 to December 31, 2020 based on unpaid principal balance. The increase is offset in part by the increase in non-accrual loans in 2020 compared to 2019, as well as by average one-month LIBOR decreasing from 2.3% to 0.6% during the comparable periods offset, in part by the impact of LIBOR floors on our floating rate loans. The increase in net interest income was also offset, in part, by the increase in interest expense of $32.5 million during the year ended December 31, 2020 compared to the year ended December 31, 2019, arising from a net increase in our secured financings of $375.8 million, from December 31, 2019 to December 31, 2020, based on unpaid principal balance, as well as the weighted average financing spread for our financings increasing from 2.5% as of December 31, 2019 to 3.3% as of December 31, 2020, primarily as a result of increases in the Secured Term Loan outstanding in 2020 compared to 2019. This increase is offset in part by average one-month LIBOR decreasing from 2.3% to 0.6% during the comparable periods offset, in part by the impact of LIBOR floors on our floating rate financings.

Expenses

Expenses are primarily comprised of base management fees payable to our Manager, incentive fees payable to our Manager, equity compensation expense and general and administrative expenses. Expenses decreased by $14.3 million during the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily due to:

(i) Management fees—affiliate: Increase of $6.3 million in base management fees due to our Manager, reflecting an increased equity base on which base management fees are calculated primarily due to proceeds of $539.1 million from the issuance of common stock between January 1, 2019 and December 31, 2019 and proceeds of $70.0 million from the issuance of common stock between January 1, 2020 and December 31, 2020, which were a part of the equity base during the full year ended December 31, 2020;

(ii) Incentive fees—affiliate: Decrease of $2.5 million in incentive fees due to our Manager, as a result of a decrease in the amount by which Core Earnings exceeded certain performance hurdles outlined in the Management Agreement; and

(iii) Equity compensation expense: Decrease of $23.8 million in equity compensation expense as equity compensation expense incurred during the year ended December 31, 2019 includes the estimated fair value of time-based RSU awards granted and vested in April 2019. Additionally, both periods include the recognition of equity compensation expense related to performance-based RSU awards granted in 2019 based on estimated vesting percentage over the three year vesting period ending December 31, 2021. Of the $29.5 million in equity compensation expense incurred during the year ended December 31, 2019, $21.5 million related to the time-based RSU awards, while $8.0 million was attributable to the performance-based RSU awards, while the entire $5.7 million of equity compensation expense incurred during the year ended December 31, 2020 related to the performance-based RSU awards.

As of December 31, 2020, the remaining unrecognized compensation expense related to 3,245,000 unvested performance-based RSUs is approximately $19.3 million. The remaining expense expected to be recognized upon the vesting of the unvested performance-based RSUs is subject to assumptions made regarding the probability of the awards vesting and is subject to change based on changes in our assessment of the probability of vesting and the timing thereof. Further, as of December 31, 2020 the unvested performance-based RSUs are entitled to $3.5 million of dividend equivalent rights, an amount that will continue to accumulate and be paid to participants depending on the level of vesting achieved.

Equity in income

We previously owned a 51% interest in a joint venture that was accounted for under the equity method of accounting. In December 2018, the wind-down of the joint venture commenced as all investments previously held in the joint venture had been realized. In August 2019, the final distribution was made and all interests were redeemed.

Realized gain (loss) on sale of investments

During the year ended December 31, 2020, two transfers of financial assets qualified as sales under GAAP, resulting in a $0.6 million net loss. During the year ended December 31, 2019, two transfers of financial assets qualified as sales under GAAP, resulting in a $0.1 million net gain.

Provision for loan losses

During the year ended December 31, 2020, we recorded a $6.0 million provision for loan losses against a loan to the personal estate of a former borrower, which had an outstanding principal balance and carrying value of $15.0 million. The amount of the loan loss provision was based on the difference between the net present value of the projected cash flows of the loan receivable and its carrying value as of December 31, 2020. No loan loss provision was recorded during the year ended December 31, 2019.

Non-controlling interest

We own a 51% interest in the JV, which we control. As a result, we consolidate the activities of the JV and account for the 49% owned by a third party as income attributable to non-controlling interests. Net income attributable to non-controlling interests decreased by $2.0 million during the year ended December 31, 2020 as compared to the year ended December 31, 2019 as a result of one loan held by the JV repaying in July 2020 and the remaining loan being placed on non-accrual status on July 9, 2020. No additional investments are anticipated to be made through the JV.

Dividends Declared Per Share

During the year ended December 31, 2020, we declared dividends of $215.0 million, or $0.82 per share (inclusive of 1,755,000 shares of common stock underlying RSUs that were vested in full but not yet settled as of December 31, 2020) based on the number of shares outstanding as of the respective dividend record date. During the year ended December 31, 2019, we declared dividends of $195.9 million, or $0.88 per share based on the number of shares outstanding as of the respective dividend record date.

Liquidity and Capital Resources

Capitalization

We have capitalized our business to date primarily through the issuance of shares of our common stock and borrowings under our secured financings and our Secured Term Loan. As of March 31, 2021, we had 265,697,446 shares of our common stock outstanding, representing $2.5 billion of stockholders’ equity and we also had $4.6 billion of outstanding borrowings under our secured financings, our Secured Term Loan, and our debt related to real estate owned. As of March 31, 2021, our secured financings consisted of six secured revolving repurchase facilities for loan investments with capacity of $4.1 billion and an outstanding balance of $2.7 billion, and eleven asset-specific financings for loan investments with an outstanding balance of $854.4 million. As of March 31, 2021, our Secured Term Loan had an outstanding balance of $766.6 million and our debt related to real estate owned had an outstanding balance of $300.0 million.

Series A Cumulative Non-Voting Preferred Stock

In January 2016, in order to satisfy the minimum 100 stockholder threshold required for us to qualify as a REIT, we issued 125 shares of 12.5% Series A Redeemable Cumulative Preferred Stock, which are non-voting, with a liquidation preference of $1,000 per share.

As of December 31, 2019, we consolidated 125 units of 12.5% Series A Redeemable Cumulative Preferred Units issued by the JV, which are non-voting, with a liquidation preference of $1,000 per share. These shares were redeemed in December 2020.

Sources of Liquidity

Prior to this offering, our primary sources of liquidity include cash and cash equivalents, interest income from our loans, loan repayments, available borrowings under our secured revolving repurchase facilities and identified borrowing capacity related to our notes payable and loan participations sold, borrowings under our Secured Term Loan, and proceeds from the issuance of our common stock. The following table sets forth, as of March 31, 2021, December 31, 2020 and December 31, 2019, our sources of available liquidity (dollars in thousands):

	March 31, 2021	December 31, 2020	December 31, 2019
Cash and cash equivalents	$348,773	$427,512	$334,999
Secured revolving repurchase agreements (allocated undrawn capacity)(1)	347,688	392,976	353,875
Loan participations (allocated undrawn capacity)	131,966	166,743	264,970
Notes payable (allocated undrawn capacity)	33,613	32,719	70,486

Total identified sources of liquidity	$862,040	$1,019,950	$1,024,330
Secured revolving repurchase agreements (unallocated undrawn capacity)(1)	992,214	971,821	434,841

Total sources of liquidity	$1,854,254	$1,991,771	$1,459,171

(1)

Allocated undrawn capacity represents undrawn amounts designated for future identified assets. The drawing of such amounts typically remains subject to the satisfaction of conditions set forth in the relevant financing agreement. Unallocated undrawn capacity represents undrawn amounts that have not yet been designated for identified assets. The drawing of such amounts typically remains subject to lender approval of an identified asset in its sole discretion.

Over time, in addition to these types of financings, we may also use other forms of leverage, such as secured and unsecured credit facilities, structured financings such as CMBS and CLOs, derivative instruments and public and private secured and unsecured debt issuances by us or our subsidiaries, as well as issuances of public and private equity and equity-related securities. Our existing loan portfolio generates liquidity for reinvestment as loans are repaid or sold, in whole or in part.

We have not experienced any margin calls as of April 30, 2021 under any of our repurchase facilities. However, given the breadth of the COVID-19 pandemic, we have reduced the advance rate on certain assets (primarily hospitality loans) within these facilities, thereby reducing the amount we are able to borrow against such assets, and have voluntarily repaid $247.1 million of outstanding repurchase facility borrowings between March 15, 2020 and April 30, 2021 to reduce the risk of future margin calls. We maintain frequent dialogue with our repurchase facility counterparties regarding our management of their collateral assets in light of the impact of the COVID-19 pandemic and are required to obtain consent from the applicable lender prior to entering into any loan modifications. In exchange for voluntary repayments under our Goldman Sachs Bank USA and Morgan Stanley Bank, N.A. repurchase facilities, our respective lender agreed not to exercise margin calls for a period of six months, which have both since expired. We may continue to pursue similar standstill agreements with these and our other repurchase facility counterparties if or when we deem appropriate, although there is no assurance that such efforts will be successful. Our Sponsor’s asset management team has extensive experience managing loans throughout cycles, and as a developer, owner and operator which enables us to provide constructive input to borrowers facing operating challenges, and if necessary, to effectively take over management of an asset if the borrower were to default on its obligations.

Loan repayments are expected to be one of our largest sources of incremental liquidity. For the three months ended March 31, 2021 and the year ended December 31, 2020, loan repayments generated $79.3 million and $581.3 million of liquidity, respectively. While the pace of loan repayments slowed in 2020 and 2021 following the initial impacts of the COVID-19 pandemic, we now expect repayments to revert back to a more normalized frequency in the coming quarters as the capital markets continue to improve. As of March 31, 2021, our loan portfolio includes $2.3 billion of remaining loan commitments ($2.2 billion of unpaid principal balance as of March 31, 2021) with initial maturity dates prior to December 31, 2021, and $3.6 billion of remaining loan commitments ($3.1 billion of unpaid principal balance as of March 31, 2021) with initial maturity dates between January 1, 2022 and December 31, 2022 (in each case, without giving effect to any extension options).

Liquidity Needs

In addition to our ongoing loan origination and acquisition activity, our primary liquidity needs include future fundings to our borrowers on our unfunded loan commitments ($1.3 billion at March 31, 2021), interest and principal payments due under our $4.6 billion of outstanding borrowings under our portfolio financings as of March 31, 2021, operating expenses and dividend payments to our stockholders necessary to satisfy REIT dividend requirements. Additionally, our repurchase agreements require us to maintain minimum levels of liquidity in order to satisfy certain financial covenants. We currently maintain, and seek to maintain, excess cash and liquidity to comply with minimum liquidity requirements under our financings, and if necessary, to reduce borrowings under our secured financings, including our repurchase agreements.

Contractual Obligations and Commitments

Our contractual obligations and commitments as of March 31, 2021 were as follows (dollars in thousands):

	Payment Timing
	Total Obligations	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Unfunded loan commitments(1)	$1,307,431	$267,206	$807,246	$232,979	$—
Secured financings and term loan agreement—principal(2)	4,631,102	1,899,349	1,634,790	369,268	727,695
Secured financings and term loan agreement—interest(3)	390,675	135,686	143,486	95,615	15,888

Total	$6,329,208	$2,302,241	$2,585,522	$697,862	$743,583

(1)

The allocation of our unfunded loan commitments is based on the earlier of the commitment expiration date and the initial loan maturity date, however we may be obligated to fund these commitments earlier than such date.

(2)	The allocation of our secured financings and term loan agreement is based on the current maturity date of each individual borrowing under the respective agreement.
(3)

Amounts include the related future interest payment obligations, which are estimated by assuming the amounts outstanding under our secured financing agreements and one-month LIBOR in effect as of March 31, 2021 will remain constant into the future. This is only an estimate, as actual amounts borrowed and rates will vary over time. Our floating rate loans and related liabilities are indexed to one-month LIBOR. Totals exclude non-consolidated senior interests.

Our contractual obligations and commitments as of December 31, 2020 were as follows (dollars in thousands):

	Payment Timing
	Total Obligations	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Unfunded loan commitments(1)	$1,373,553	$171,150	$1,029,520	$172,883	$—
Secured financings and term loan agreement—principal(2)	4,278,471	1,227,248	1,871,129	450,455	729,639
Secured financings and term loan agreement—interest(3)	422,609	140,033	157,155	98,546	26,875

Total	$6,074,633	$1,538,431	$3,057,804	$721,884	$756,514

(1)

The allocation of our unfunded loan commitments is based on the earlier of the commitment expiration date and the initial loan maturity date, however we may be obligated to fund these commitments earlier than such date.

(2)	The allocation of our secured financings and term loan agreement is based on the current maturity date of each individual borrowing under the respective agreement.
(3)

Amounts include the related future interest payment obligations, which are estimated by assuming the amounts outstanding under our secured financing agreements and one-month LIBOR in effect as of December 31, 2020 will remain constant into the future. This is only an estimate, as actual amounts borrowed and rates will vary over time. Our floating rate loans and related liabilities are indexed to one-month LIBOR. Totals exclude non-consolidated senior interests.

In January 2020, we entered into an arrangement with a borrower whereby we may advance additional funds on an existing loan in excess of the primary mezzanine loan commitment amount, at an interest rate which exceeds the rate stated in the underlying mezzanine loan. As of March 31, 2021 and December 31, 2020, we had commitments of $5.0 million resulting from such arrangement that had a contractual maturity date of July 24, 2023. No amounts have been drawn as of March 31, 2021.

During 2018, we entered into an arrangement with a borrower whereby we may advance additional funds on existing loans in excess of the primary mortgage and mezzanine loan commitment amounts, at interest rates which exceed the rate stated in the underlying mortgage or mezzanine loan. As of March 31, 2021, December 31, 2020, and December 31, 2019, we had commitments of $50.0 million resulting from such arrangement that has a contractual maturity date of August 20, 2022. No amounts have been drawn as of March 31, 2021, December 31, 2020 and December 31, 2019.

We are required to pay our Manager, in cash, a base management fee and incentive fees (to the extent earned). The table above does not include the amounts payable to our Manager under the Management Agreement as they are not fixed and determinable.

As a REIT, we generally must distribute substantially all of our REIT taxable income to stockholders in the form of dividends to comply with certain of the REIT provisions of the Code. Our REIT taxable income does not necessarily equal our net income as calculated in accordance with GAAP or our Net Distributable Earnings as described previously.

Loan maturities

The following table summarizes our scheduled repayments of principal based on initial maturity dates of the loan portfolio as of March 31, 2021 (dollars in thousands):

Year	Unpaid Principal Balance	Remaining Loan Commitment
2021	$2,165,349	$2,300,144
2022	3,132,967	3,571,060
2023	538,887	1,024,250
2024	638,928	810,893
2025	32,920	110,135

Total	$6,509,051	$7,816,482

Cash Flows

The following table provides a breakdown of the net change in our cash and cash equivalents and restricted cash for the three months ended March 31, 2021 and 2020 and the years ended December 31, 2020 and 2019 (dollars in thousands):

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Year Ended December 31, 2020	Year Ended December 31, 2019
Net cash flows provided by operating activities	$32,646	$39,556	$140,495	$129,553
Net cash flows used in investing activities	(90,701)	(297,018)	(208,861)	(2,310,722)
Net cash flows provided by (used in) financing activities	(4,165)	324,571	161,322	2,447,248

Net increase (decrease) in cash and cash equivalents and restricted cash	$(62,220)	$67,109	$92,956	$266,079

We experienced a net decrease in cash and cash equivalents and restricted cash of $62.2 million during the three months ended March 31, 2021, compared to a net increase of $67.1 million during the three months ended March 31, 2020. During the three months ended March 31, 2021, cash flows provided by operating activities totaled $32.6 million related to net income of $58.6 million, offset in part by $23.3 million of non-cash advances on loans and interests in loans in lieu of interest, compared to cash flows provided by operating activities totaling $39.6 million related to net income of $54.8 million, offset in part by $18.5 million of non-cash advances on loans and interests in loans in lieu of interest during the three months ended March 31, 2020. During the three months ended March 31, 2021, cash flows used in investing activities totaled $90.7 million, consisting primarily of loan originations, acquisitions and advances, net of fees, of $146.2 million, offset in part by net cash received from repayments of loans receivable of $80.8 million, compared to cash flows used in investing activities of $297.0 million during the three months ended March 31, 2020, consisting primarily of loan originations, acquisitions and advances, net of fees, of $366.1 million, offset in part by net cash received from repayments of loans receivable of $84.6 million. During the three months ended March 31, 2021, cash flows used in financing activities totaled $4.2 million, including proceeds from secured financings of $103.9 million, offset in part by $53.5 million of repayments of secured financings and term loan agreements and $50.0 million of dividends paid on common stock and redeemable common stock, compared to cash flows provided by financing activities of $324.6 million during the three months ended March 31, 2020, including proceeds from issuances of common stock totaling $70.0 million and proceeds from secured financings of $483.0 million, offset in part by $162.3 million of repayments of secured financings and Secured Term Loan agreements and $55.0 million of dividends paid on common stock.

We experienced a net increase in cash and cash equivalents and restricted cash of $93.0 million during the year ended December 31, 2020, compared to an increase of $266.1 million during the year ended December 31, 2019. During the year ended December 31, 2020, cash flows provided by operating activities totaled $140.5 million related to net income of $205.7 million, offset in part by $103.8 million of non-cash advances on loans and interests in loans in lieu of interest. During the year ended December 31, 2020, cash flows used in investing activities totaled $208.9 million, consisting primarily of loan originations, acquisitions and advances, net of fees, of $791.7 million, offset in part by net cash received from repayments of loans receivable of $535.6 million and cash received from the sale of loans of $151.0 million. During the year ended December 31, 2020, cash flows provided by financing activities totaled $161.3 million, including proceeds from issuances of common stock totaling $70.0 million and proceeds from secured financings and term loan agreements of $1.1 billion, offset in part by $785.0 million of repayments of secured financings and term loan agreements and $220.0 million of dividends paid on common stock.

Income Taxes

We have elected and believe we have qualified to be taxed as a REIT for U.S. federal income tax purposes, commencing with our initial taxable year ended December 31, 2015. We generally must distribute annually at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain, to maintain our REIT status. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws.

Our qualification as a REIT also depends on our ability to meet various other requirements imposed by the Code, which relate to organizational structure, diversity of stock ownership and certain restrictions with regard to the nature of our assets and the sources of our income. Even if we qualify as a REIT, we may be subject to certain U.S. federal income and excise taxes and state and local taxes on our income and assets. If we fail to maintain our qualification as a REIT for any taxable year, we may be subject to material penalties as well as federal, state and local income tax on our REIT taxable income at regular corporate rates and we would not be able to qualify as a REIT for the subsequent four full taxable years. As of March 31, 2021, December 31, 2020, and December 31, 2019, we were in compliance with all REIT requirements.

Off-Balance Sheet Arrangements

As of March 31, 2021, December 31, 2020 and December 31, 2019, we had no off-balance sheet arrangements.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires our Manager to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results could differ from these estimates.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Interest income from loans receivable is recorded on the accrual basis based on the unpaid principal amount and the contractual terms of the loans. Every loan in our portfolio pays interest on a monthly basis, and the majority pay interest in cash, while a subset reserves the right to increase its unpaid principal balance in lieu of a cash interest payment (a noncash advance in lieu of interest). Recognition of fees, premiums, discounts and direct costs associated with these investments is deferred until the loan is advanced and is then amortized or accreted into interest income over the term of the loan as an adjustment to yield using the effective interest method based on expected cash flows through the expected recovery period. Income accrual is generally suspended for loans at the earlier of the date at which payments become 90 days past due or when recovery of income and principal becomes doubtful. While on non-accrual status, based on our estimate of collectability of principal, loans are either accounted for on a cash basis, where interest income is recognized only upon actual receipt of cash, or on a cost-recovery basis, where all cash receipts reduce a loan’s carrying value. Our estimate of collectability is based on a variety of qualitative and quantitative factors specifically relating to collateral value and borrower financial condition. We also determine whether an allowance is necessary for accrued interest receivable based on our assessment of its collectability. If and when a loan is brought back into compliance with its contractual terms, we resume the accrual of interest. Contingent fees, such as exit fees, are not accrued and recognized over the term of the loan as an adjustment to yield. In these scenarios, an exit fee would be entirely recognized in the period it is received.

Revenue from real estate owned represents revenue associated with the operations of our hotel properties classified as real estate owned, net. Revenue from the operations of the hotel properties are recognized when guestrooms are occupied, services have been rendered or fees have been earned. Revenues are recorded net of any discounts and sales and other taxes collected from customers. Revenues consist of room sales and other hotel revenues.

Non-cash Advances in Lieu of Interest

We hold certain loans in our portfolio whereby a portion of the loan’s unfunded commitment may be used to fund monthly interest payments, so long as certain conditions are met. As a result, such loan’s unpaid principal balance increases at the interest payment date and we do not receive cash. We refer to this type of loan term as a non-cash advance in lieu of interest, and the increase in unpaid principal balance is reflected in the operating section in our statement of cash flows, as opposed to the investing section as if we had directly advanced cash to a borrower. During the three months ended March 31, 2021, $23.3 million of the loan advances of $168.1 million were made via non-cash advance in lieu of interest. During the three months ended March 31, 2020, $18.5 million of the loan advances of $184.3 million were made via non-cash advance in lieu of interest. During the year ended December 31, 2020, $103.8 million of the loan advances of $791.2 million were made via non-cash advances in lieu of interest. During the year ended December 31, 2019, $63.1 million of the loan advances of $560.3 million were made via non-cash advances in lieu of interest.

We also have certain financings that allow for non-cash advances in lieu of interest, and the increase in unpaid principal balance is reflected in the operating section in our statement of cash flows. During the three months ended March 31, 2021, $5.2 million of the loan advances made to us of $109.1 million were made via non-cash advance in lieu of interest. During the three months ended March 31, 2020, $3.7 million of the loan advances made to us of $486.7 million were made via non-cash advance in lieu of interest. During the year ended December 31, 2020, $19.9 million of the loan advances made to us of $1.1 billion were made via non-cash advances in lieu of interest. During the year ended December 31, 2019, $2.3 million of the loan advances made to us of $2.7 billion were made via non-cash advances in lieu of interest.

Loans receivable and current expected credit losses

The current CECL reserve required under issued ASU 2016-13 reflects our current estimate of potential credit losses related to our loan portfolio. The initial CECL allowance recorded on January 1, 2021 is reflected as a direct charge to retained earnings on our consolidated statements of changes in redeemable common stock and stockholders’ equity. Subsequent changes to the CECL allowance are recognized through net income on our consolidated statements of operations. ASU 2016-13 specifies the reserve should be based on relevant information about past events, including historical loss experience, current portfolio and market conditions and reasonable and supportable forecasts for the duration of each respective loan. Given prior period loss models were based on the incurred loss model, management notes that prior periods are not measured on a comparable basis.

We consider key credit quality indicators in underwriting loans and estimating credit losses, including, but not limited to: the capitalization of borrowers and sponsors; the expertise of the borrowers and sponsors in a particular real estate sector and geographic market; collateral type; geographic region; use and occupancy of the property; property market value; LTV ratio; loan amount and lien position; debt service and coverage ratio; our risk rating for the same and similar loans; and prior experience with the borrower and sponsor. This information is used to assess the financial and operating capability; experience; profitability and creditworthiness of the sponsor/borrower. Ultimate repayment of our loans is sensitive to interest rate changes, general economic conditions, liquidity, LTV ratio, existence of a liquid investment sales market for commercial properties, and availability of replacement short term or long-term financing. The loans in our commercial mortgage loan portfolio are secured by collateral in the following property types: office; multifamily; hotel; mixed-use; condominium; and retail.

Our loans are typically collateralized by real estate, or in the case of mezzanine loans, by a partnership interest or similar equity interest in an entity that owns real estate. As a result, we regularly evaluate on a loan-by-loan basis, typically no less frequently than quarterly, the extent and impact of any credit deterioration associated with the performance and/or value of the underlying collateral property, and the financial and operating capability; experience; profitability and creditworthiness of the borrower/sponsor. We also evaluate the financial strength of loan guarantors, if any, and the borrower’s competency in managing and operating the property or properties. In addition, we consider the overall economic environment, real estate sector, and geographic sub-market in which the borrower operates. Such analyses are completed and reviewed by asset management personnel and evaluated by senior management, who utilize various data sources, including, to the extent available (i) periodic financial data such as property occupancy, tenant profile, rental rates, operating expenses, the borrower’s exit plan, and capitalization and discount rates, (ii) site inspections, (iii) sales and financing comparables, (iv) current credit spreads for refinancing and (v) other market data.

Given the maturity of our loans, management’s reasonable and supportable forecast period exceeds the loan terms and as such we do not need to apply a reversion method.

We have allocated our loans receivable into the following buckets to assess the impact of CECL:

1. Transitional Loans

2. Steady & Improving Loans

3. Stabilized Loans

4. Construction/Future Funding Loans

For our loan portfolio, we, with assistance from a third party service provider, performed a quantitative assessment of the impact of CECL using the Expected Loss, or EL, approach and the Lifetime Loss Rate, or LLR, method depending on the allocated bucket. For transitional loans, steady & improving loans and stabilized loans, we have applied an EL approach because of the consistency in assessing credit risks and estimating expected credit losses. Due to the nature of construction loans, where repayment does not depend on the operating performance of the underlying property, we have applied a LLR approach to estimate the CECL impacts. Our allowance for loan losses reflects our estimation of the current and future economic conditions that impact the performance of the commercial real estate assets securing our loans. These estimations include unemployment rates, interest rates, price indices for commercial property, and other macroeconomic factors that may influence the likelihood and magnitude of potential credit losses for our loans during their anticipated term. We license certain macroeconomic financial forecasts to inform our view of the potential future impact that broader economic conditions may have on its loan portfolio’s performance. The forecasts are embedded in the licensed model that we use to estimate our allowance for loan losses as discussed below. Selection of these economic forecasts require significant judgement about future events that, while based on the information available to us as of the respective balance sheet dates, are ultimately unknowable with certainty, and the actual economic conditions impacting our loan portfolio could vary significantly from the estimates we made for the periods presented.

Additionally, we assess the obligation to extend credit through our unfunded loan commitments over each loan’s contractual period, which is considered in the estimation of the allowance for loan losses.

Due to the COVID-19 pandemic and the dislocation it has caused the national economy, the commercial real estate markets, and the capital markets, our ability to estimate key inputs for estimating the allowance for credit losses has been adversely impacted. Key inputs to the estimate include, but are not limited to, LTV, debt service coverage ratio, current and future operating cash flow and performance of collateral properties, the financial strength and liquidity of borrowers and sponsors, capitalization rates and discount rates used to value commercial real estate properties, and market liquidity based on market indices or observable transactions involving the sale or financing of commercial properties.

For any loan that is deemed to have significantly differing risk characteristics from the rest of the loan portfolio, we would measure the specific allowance of each loan separately by using the fair value of the collateral or the net present value of cash flows. If the fair value of the collateral is less than the carrying value of the loan, an asset-specific allowance is created as a component of our overall allowance for loan losses (following the adoption of CECL, or as a loan loss allowance prior to the adoption of CECL). Asset-specific allowances for loan losses are equal to the excess of a loan’s carrying value to the present value of its expected cash flows discounted at the loan’s effective rate of the fair value of the collateral, less estimated costs to sell, if recovery of our investment is expected solely from the collateral.

If we have determined that a loan or a portion of a loan is uncollectible, we will write-off the loan through a charge to its current expected credit loss reserve based on the present value of future cash flows discounted at the loan’s contractual effective rate or the fair value of the collateral, if repayment is expected solely from the collateral. Significant judgment is required in determining impairment and in estimating the resulting credit loss reserve, and actual losses, if any, could materially differ from those estimates.

Prior to the adoption of ASU 2016-13, we would measure the specific impairment of each loan separately by using the fair value of the collateral or the net present value of cash flows. If the fair value or the net present value of the cash flows of the collateral was less than the carrying value of the loan, an allowance was created with a corresponding charge to the provision for loan losses. The loan loss allowance for each loan was maintained at a level we believed was adequate to absorb incurred losses, if any. As of December 31, 2020, we had a loan loss reserve of $6,000,000 relating to one loan.

We evaluate the credit quality of each of our loans on an individual basis at least quarterly. The risk ratings are the primary credit quality indicator. We have developed a loan grading system for all of its outstanding loans that are collateralized directly or indirectly by real estate. Grading criteria include debt yield, debt service coverage ratio, term of loan, property type, loan type and other more subjective variables that include property or collateral location, collateral value, market conditions, industry conditions and sponsor’s financial stability. We utilize the grading system to determine each loan’s risk of loss and to provide a determination as to whether an individual loan is impaired and whether a special loan loss allowance is necessary. Based on a 5-point scale, the loans are graded “1” through “5,” from less risk to greater risk, which gradings are defined as follows:

1 – Very Low Risk

2 – Low Risk

3 – Medium Risk

4 – High Risk/Potential for Loss: A loan that has a risk of realizing a principal loss

5 – Impaired/Loss Likely: A loan that has a very high risk of realizing a principal loss or has otherwise incurred a principal loss

We have considered the impact of COVID-19 in our evaluation of the credit quality of its loans which reflects the material uncertainty and risks with respect to certain of the loan portfolio’s collateral.

We may modify the terms of a loan by granting a concession to a borrower experiencing financial difficulty that it would not otherwise consider. Such modifications may include, among other items, reductions in contractual interest rates, payment date extensions or the modification of loan covenants. If such modification is deemed to be significant and meets the criteria above, it may be considered a Troubled Debt Restructuring, or TDR, under GAAP which requires additional disclosure. A loan is also considered impaired if its terms are modified in a TDR. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. Loans which are modified and classified as a TDR that are performing and current with respect to the payment of debt service as of the date of the modification remain current, while loans which are modified and classified as a TDR that are on non-accrual status as of the date of the modification will generally remain on non-accrual status until the prospect of future payments in accordance with the modification terms are reasonably assured and there is a consistent period of repayment by the borrower.

Equity Compensation

We measure stock-based awards granted to individuals employed by (or members of) our Manager or its affiliates based on their estimated fair value on the date of the grant using the fair value of our common stock (based, among other things, the recent issuance price of our common stock) to estimate the value of restricted stock unit awards. To date, all of our equity compensation expense relates to grants of RSUs. RSU awards consist of both time-based and performance-based awards. Equity compensation expense for those awards is recognized over the requisite service period, which is generally the vesting period of the respective award. We use the straight-line method to record equity compensation expense associated with awards with time-based vesting conditions. We recognize equity compensation expense for performance-based awards commencing when achievement of the performance condition becomes probable and we reassess this conclusion at each reporting date. Equity compensation expense previously recognized is reversed upon the forfeiture of RSU awards by participants prior to delivery, consistent with the terms of our RSU awards.

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our Manager as of the date of each grant, considering our most recently available third-party valuations, and our Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In addition to considering the results of these third-party valuations, our Board considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	the prices at which we sold shares of our common stock relative to our common stock at the time of each grant;

•	our financial condition, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale of our company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the industry.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our equity compensation expense could have been materially different.

Once a public trading market for our common stock has been established in connection with the closing of this offering, it will no longer be necessary for our Board to estimate the fair value of our common stock in connection with our accounting for granted stock awards as the fair value of our common stock will be determined based on the quoted market price of our common stock.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13. This standard replaces the existing measurement of the allowance for credit losses that is based on our Manager’s best estimate of probable incurred credit losses inherent in our lending activities with our Manager’s best estimate of lifetime expected credit losses inherent in our relevant financial assets.

We adopted the standard on January 1, 2021 and recorded a $78.3 million cumulative effect adjustment to retained earnings which is presented in the table below (dollars in thousands):

Assets
Loans receivable held-for-investment	$64,274
Interests in loans receivable held-for-investment	406
Accrued interest receivable, net	357
Liabilities
Unfunded loan commitments	13,214
Total impact of ASU 2016-13 adoption on retained earnings	$78,251

Recently Issued Accounting Pronouncements Not Yet Adopted

In August 2020, the FASB issued ASU 2020-06 “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” or ASU 2020-06. ASU 2020-06 simplifies the accounting for convertible debt by eliminating the beneficial conversion and cash conversion accounting models. ASU 2020-06 also updates the earnings per share calculation and requires entities to assume share settlement when the convertible debt can be settled in cash or shares. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. We are currently evaluating the impact ASU 2020-06 will have on our consolidated financial statements.

The FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, (“ASU 2020-04”). ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective upon issuance of ASU 2020-04 for contract modifications and hedging relationships on a prospective basis. We have not adopted any of the optional expedients or exceptions, but will continue to evaluate the possible adoption of any such expedients or exceptions during the effective period as circumstances evolve.

Quantitative and Qualitative Disclosures About Market Risk

Recent Market Conditions

Despite federal and state government intervention, including economic stimulus measures, the COVID-19 pandemic has resulted in significant disruptions in financial markets, business shutdowns and uncertainty about how the U.S. and global economy will perform over the near- to medium-term. The duration and the severity of the COVID-19 pandemic and its impact on our borrowers and their tenants, cash flows and future results of operations could be significant and will largely depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the duration and the severity of the COVID-19 pandemic, the success of actions taken to contain or treat the COVID-19 pandemic, and reactions by consumers, companies, governmental entities and capital markets. The prolonged duration and the severity of the COVID-19 pandemic and its impact could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects and on our ability to service our debt and pay dividends to our stockholders.

The COVID-19 pandemic has significantly impacted the CRE markets, causing reduced occupancy, requests from tenants for rent deferral or abatement, state and local government mandates to defer rent, stop evictions and foreclosures, and delays in construction and development projects currently planned or underway. Impending declines in economic conditions could also result in lower occupancy, lower rental rates and declining values in our loan portfolio and underlying collateral, which could adversely impact the value of our investments, making it more difficult for us to pay dividends to our stockholders and to service our debt. These negative conditions may persist into the future and impair our borrowers’ ability to pay principal and interest due to us under our loan agreements. We maintain a robust asset management relationship with our borrowers and have utilized these relationships to address the potential impacts of the COVID-19 pandemic on our loans secured by properties experiencing cash flow declines, most significantly hospitality assets. Some of our borrowers have indicated that due to the impact of the COVID-19 pandemic, they will be unable to timely execute their business plans, have had to temporarily close their businesses, or have experienced other negative business consequences and have requested temporary interest deferral or forbearance, or other modifications of their loans. Accordingly, discussions we have had with our borrowers have addressed potential near-term defensive loan modifications, which have included term extensions, repurposing of reserves, temporary deferrals of interest payments, additional financing commitments, and performance test waivers, among other items, in exchange for future credit enhancements such as partial loan repayments, operating cash flow sweeps, and mandatory future principal paydowns. We believe our borrowers are generally committed to supporting the assets collateralizing our loans, evidenced in some cases by making additional equity contributions, and that we will benefit from our longstanding core business model of originating senior loans collateralized by large assets in major markets with experienced, committed, well capitalized institutional borrowers. We believe that our portfolio’s weighted-average LTV of 65.8% as of March 31, 2021 reflects significant subordinate equity capital that our borrowers are motivated to protect through periods of market disruption, even though in the near term collateral values may decline as a result of the current market disruption caused by the COVID-19 pandemic, the full extent of which is uncertain. While we believe the principal amounts of our loans are generally adequately protected by underlying collateral value, there is a risk that we will not recover the entire principal and interest in respect of certain investments depending on the duration and the severity of the COVID-19 pandemic and its impact on our collateral values and our borrowers’ ability to pay debt service. Our Sponsor’s asset management team has extensive experience managing loans throughout cycles, and as a developer, owner, and operator which enables us to provide constructive input to borrowers facing operating challenges, and if necessary, to effectively take over management of an asset if the borrower were to default on its obligation.

Interest Rate Risk

Generally, our business model is such that rising interest rates will generally increase our net interest income, while declining interest rates will generally decrease our net interest income, although to a lesser extent than rising interest rates due to interest rate floors on certain of our loans and offset in part by the impact of any interest rate floors on our secured financings. Currently, the decline in interest rates resulting from the COVID-19 pandemic has caused a majority of the LIBOR floors on our loans to become effective. It should be noted that in a rising rate environment, to the extent that these loans have been financed with secured financings that do not have LIBOR floors, our net income will likely be adversely impacted until such time as LIBOR exceeds the LIBOR floors on our loans. As of March 31, 2021, December 31, 2020 and December 31, 2019, all of our floating rate loans earned interest tied to one-month LIBOR and were financed with floating rate liabilities that require interest payments on the unpaid principal balance tied to one-month LIBOR. As of March 31, 2021, 94.5% of our floating rate loans were subject to a one-month LIBOR floor, while 60.6% of our financings were subject to one-month LIBOR floors. The weighted average one-month LIBOR floor of our floating rate loans based on unpaid principal balance was 1.50%. As of March 31, 2021, all of the loans held in our portfolio which are subject to a one-month LIBOR floor had one-month LIBOR floors greater than one-month LIBOR. The weighted average one-month LIBOR floor of our financings based on unpaid principal balance was 0.62%. The LIBOR floor on all of our financings subject to a LIBOR floor was in excess of one-month LIBOR of 0.11% as of March 31, 2021. In addition, given that our lending programs are primarily floating rate, we typically require our borrowers to acquire interest rate caps or provide a debt service guarantee from a creditworthy guarantor to mitigate the risk of rising interest rates adversely affecting our borrowers’ ability to make debt service payments when due.

The following table illustrates the impact on our interest income and interest expense for the twelve-month period following March 31, 2021, assuming an immediate decrease in LIBOR to 0.00% or an increase of 25, 50 and 100 basis points in the applicable interest rate benchmark (based on one-month LIBOR of 0.11% as of March 31, 2021) (dollars in thousands):

Assets (Liabilities) Subject to Interest Rate Sensitivity(1)	Change in	LIBOR at 0.00%	25 Basis Points Increase	50 Basis Points Increase	100 Basis Points Increase
$6,400,661	Interest Income	$(392)	$881	$2,451	$8,475
(4,631,102)	Interest expense	2,026	(4,622)	(10,751)	(25,605)

$1,769,559	Net interest income	$1,634	$(3,741)	$(8,300)	$(17,130)

(1)	Excludes fixed rate loans.

LIBOR as our Reference Rate

LIBOR is being discontinued, as described under “Risk Factors—Risks Related to Sources of Financing and Hedging—The planned discontinuance of LIBOR has affected and will continue to affect financial markets generally, and may adversely affect our interest income, interest expense, or both.”

We are actively assessing and monitoring the risks associated with the planned or potential discontinuation or unavailability of benchmarks, including LIBOR, and the transition to alternative reference rates. Our assessment includes communicating with industry working groups and trade associations to develop strategies for transitions from current benchmarks to alternative reference rates. We intend to update our operational processes and models to cohesively transition to a new alternative reference rate. In addition, we continue to analyze and evaluate our existing loan agreements and financings to determine the impact of the discontinuation of LIBOR and to address consequential changes to those legacy contracts. Certain actions required to mitigate risks associated with the unavailability of benchmarks and implementation of new methodologies and contractual mechanics are dependent on a consensus being reached by the industry or the markets in various jurisdictions around the world. As a result, there is uncertainty as to the solutions that will be developed to address the unavailability of LIBOR or other benchmarks, as well as the overall impact to our businesses, operations and results. Additionally, any transition from current benchmarks may alter our risk profile and models, and reduce the effectiveness of any in-place match-term financings for periods of time.

Credit Risk

Our loans and other investments are also subject to credit risk, including the risk of default. By its very nature, our investment strategy emphasizes prudent risk management and capital preservation by primarily originating senior loans utilizing underwriting techniques resulting in relatively conservative loan-to-value ratio levels to insulate us from loan losses absent a significant diminution in collateral value. In addition, we seek to manage credit risk through performance of extensive due diligence on our collateral, borrower and guarantors, as applicable, that evaluates, among other things, title, environmental and physical condition of collateral, comparable sales and leasing analysis of similar collateral, the quality of and alternative uses for the real estate collateral being underwritten, submarket trends, our borrower’s track record and the reasonableness of the borrower’s projections prior to originating a loan. Subsequent to loan origination, we also manage credit risk through proactive investment monitoring and, whenever possible, limiting our own leverage to partial recourse or non-recourse, match-funding financing. Notwithstanding these efforts, there can be no assurance that we will be able to avoid losses in all circumstances. The performance and value of our loans and investments depend upon the borrower’s ability to improve and operate the properties that serve as our collateral so that they produce cash flows adequate to pay interest and principal due to us. To monitor this risk, our Sponsor’s asset management team monitors the performance of our loan portfolio and our Sponsor’s asset management and origination teams maintain regular contact with borrowers, co-lenders and local market experts to monitor the performance of the underlying loan collateral, anticipate borrower, property and market issues and, to the extent necessary or appropriate, enforce our rights as the lender.

In addition, we are exposed to the risks generally associated with the CRE market, including variances in occupancy rates, capitalization rates, absorption rates and other macroeconomic factors beyond our control. We seek to manage these risks through our underwriting, loan structuring, financing structuring and asset management processes.

In the event that we are forced to foreclose, our broader Sponsor platform includes professionals experienced in CRE development, ownership, property management and asset management which enables us to execute the workout of a troubled loan and protect investors’ capital in a way that we believe many non-traditional lenders cannot.

Prepayment Risk

Prepayment risk is the risk that principal will be repaid prior to initial maturity, which may require us to identify new investment opportunities to deploy such capital at a similar rate of return in order to avoid an overall reduction in our net interest income. We may structure our loans with spread maintenance, minimum multiples and make-whole provisions to protect against early repayment. Typically, investments are structured with the equivalent of 12 to 24 months’ spread maintenance or a minimum level of income that an investment must return. In general, an increase in prepayment rates accelerates the accretion of deferred income, including origination fees and exit fees, which increases interest income earned on the asset during the period of repayment. Conversely, if capital that is repaid is not subsequently redeployed into investment opportunities generating a similar return, future periods may experience reduced net interest income.

Extension Risk

Loans are expected to be repaid at maturity, unless the borrower repays early or meets contractual conditions to qualify for a maturity extension. We expect that the economic and market disruptions caused by the COVID-19 pandemic may lead to a decrease in prepayment rates and an increase in the number of our borrowers who exercise extension options or seek extensions outside of their existing agreements if certain conditions to exercising such extension options have not been achieved. This could have a negative impact on our results of operations and cash flows. However, in the case of a loan maturity extension, we are often entitled to extension fees, principal paydowns and/or spread increases. Our Manager computes the projected weighted average life of our assets based on the initial and fully extended scheduled maturity dates of loans in our portfolio.

Capital Markets Risks

We are exposed to risks related to the equity capital markets and our related ability to raise capital through the issuance of our common stock or other equity or equity-related instruments. We are also exposed to risks related to the debt capital markets and our related ability to finance our business through borrowings under secured and unsecured financings, secured revolving repurchase facilities or other debt instruments or facilities. As a REIT, we are required to distribute a significant portion of our REIT taxable income annually, which constrains our ability to retain and accumulate operating earnings and therefore requires us to utilize debt or equity capital to finance the growth of our business. We seek to mitigate these risks by monitoring the debt and equity capital markets, the maturity profile of our in-place loan portfolio related to secured financings, and future loan funding requirements to inform our decisions on the amount, timing and terms of capital we raise.

As an active market participant in both equity and debt real estate investments across the U.S., our Sponsor has access to a wide array of data and other intelligence regarding leasing trends, capital markets, cap rates, investment sales and construction trends—positioning our origination team to knowledgeably evaluate transitional CRE assets, including the feasibility of borrower business plans and potential alternative exit strategies for assets in the event of borrower failure to execute its stated business plan or borrower distress. We leverage our Sponsor’s broad real estate investment, development and management experience to employ “ownership-like” underwriting methods to our CRE loan originations. Our Sponsor’s broad platform view of market cycles, demographic trends and general market conditions—from the perspective of seasoned investors in real estate debt and equity, liquid and illiquid—provides us with reliable signals about when to move into (or avoid) certain markets and how to price risk associated with a given investment. For a lending business, being able to call upon colleagues who are actively investing equity, developing projects and/or managing assets in a particular market is, in our view, a major advantage because it combines raw research data with practical experience.

The COVID-19 pandemic resulted in periods of extreme volatility in a variety of global markets, including the real estate-related debt markets. Although as of June 2021, the global economy has begun to recover and the widespread availability of vaccines has encouraged greater economic activity, the COVID-19 pandemic created disruptive economic conditions which have had a material adverse impact on some of our borrowers’ industries, businesses and financial condition, liquidity and results of operations. At the initial onset of the COVID-19 pandemic, U.S. financial markets in particular experienced limited liquidity, and forced selling by certain market participants with insufficient liquidity available to meet current obligations put further downward pressure on asset prices, in particular certain asset backed securities including CMBS. In reaction to these tumultuous and unpredictable market conditions, banks and other lenders generally restricted lending activity and requested margin posting, loan repayments or declines in advance rates for loans secured by assets whose cash flows or the execution of their business plans had been adversely impacted by the COVID-19 pandemic, where as a result it was expected that valuations of such underlying collateral might decline in the near-term. In particular, hotels, retail and office assets in markets where businesses essentially shut down such as New York, New York and certain other major cities, have been disproportionately impacted. With respect to financing agreements, just over half of our repurchase facilities (based on approximately $4.1 billion of total financing capacity as of March 31, 2021) permit valuation adjustments solely as a result of collateral-specific credit events. The remaining repurchase facilities contain provisions allowing our lenders to make margin calls or require additional collateral solely upon the occurrence of adverse changes in the markets or interest rate or spread fluctuations, subject to minimum thresholds, among other factors. We have not experienced any margin calls as of April 30, 2021 under any of our repurchase facilities. However, given the breadth of the COVID-19 pandemic, we have reduced the advance rate on certain assets (primarily hospitality loans) within these facilities, thereby reducing the amount we are able to borrow against such assets, and have voluntarily repaid $247.1 million of outstanding repurchase facility borrowings between March 15, 2020 and April 30, 2021, to reduce the risk of future margin calls. We maintain frequent dialogue with our repurchase facility counterparties regarding our management of their collateral assets in light of the impact of the COVID-19 pandemic and are required to obtain consent from the applicable lender prior to entering into any loan modifications. Our other sources of debt, including asset-specific financings, our Secured Term Loan, and our securitized senior mortgage on our real estate owned investment are not subject to mark-to-market valuation adjustments or margin calls. We previously entered into select standstill agreements with our repurchase facility counterparties, which have all expired as of April 30, 2021, and may pursue additional standstill agreements if or when we deem appropriate, although there is no assurance that such efforts will be successful.

Counterparty Risk

The nature of our business requires us to hold cash and cash equivalents and obtain financing from various financial institutions. This exposes us to the risk that these financial institutions may not fulfill their obligations to us under these various contractual arrangements. We mitigate this exposure by depositing our cash and cash equivalents and entering into financing agreements with high credit-quality institutions.

The nature of our loans and other investments also exposes us to the risk that our loan counterparties are unable to execute their business plans, and as a result do not make required interest and principal payments on scheduled due dates, as well as the impact of our borrowers’ tenants not making scheduled rent payments when contractually due. We seek to manage this risk through a comprehensive credit analysis prior to making an investment and rigorous monitoring of our borrowers’ progress in executing their business plans as well as market conditions that may affect the underlying collateral, through our asset management process. Each loan is structured with various lender protections that are designed to prevent bad acts / fraudulent behavior by borrowers, as well as require borrowers to adhere to their stated business plans while the loan is outstanding. Such protections include, without limitation: cash management accounts, “bad boy” carveout guarantees, completion guarantees, guarantor minimum net worth and liquidity requirements, approval rights over major decisions, and performance tests throughout the loan term.

Our relationships with our repurchase agreement providers subject us to counterparty risks in the event a counterparty is unable to fund its undrawn credit capacity, particularly in the event of a counterparty’s bankruptcy. We seek to manage this risk by diversifying our financing sources across counterparties and financing types, and monitoring our counterparties’ financial condition and liquidity.

Currency Risk

To date, we have made no loans and hold no assets or liabilities denominated or payable in foreign currencies, although we may do so in the future.

We may in the future hold assets denominated or payable in foreign currencies, which would expose us to foreign currency risk. As a result, a change in foreign currency exchange rates may have a positive or an adverse impact on the valuation of our assets, as well as our income and dividends. Any such changes in foreign currency exchange rates may impact the measurement of such assets or income for the purposes of our REIT tests and may affect the amounts available for payment of dividends to our stockholders.

Although not required, if applicable, we may hedge any currency exposures in a prudent manner. However, such currency hedging strategies may not eliminate all of our currency risk due to, among other things, uncertainties in the timing and/or amount of payments received on the related investments and/or unequal, inaccurate or unavailability of hedges to perfectly offset changes in future exchange rates. Additionally, we may be required under certain circumstances to collateralize our currency hedges for the benefit of the hedge counterparty, which could adversely affect our liquidity.

Real Estate Risk

The market values of loans secured directly or indirectly by CRE assets are subject to volatility and may be adversely affected by a number of factors, including, but not limited to, the impacts of the COVID-19 pandemic discussed above, national, regional, local and foreign economic conditions (which may be adversely affected by industry slowdowns and other factors); regional or local real estate conditions; changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; and retroactive changes to building or similar codes and regulatory requirements. In addition, decreases in property values reduce the value of the loan collateral and the potential proceeds available to a borrower to repay the underlying loans, which could also cause us to suffer losses. We seek to manage these risks through our underwriting, loan structuring, financing structuring and asset management processes.

Financing Risk

We finance our target assets through a variety of means, including the syndication of non-consolidated senior interests, notes payable, borrowings under our repurchase facilities, the syndication of pari passu portions of our loans, the syndication of senior participations in our originated senior loans and our Secured Term Loan. Over time, as market conditions change, we may use other forms of financing in addition to these methods of financing. Weakness or volatility in the debt capital markets, the CRE and mortgage markets, changes in regulatory requirements, and the economy generally, in particular as a result of the current COVID-19 pandemic, could adversely affect one or more of our lenders or potential lenders and could cause one or more of our lenders or potential lenders to be unwilling or unable to provide us with financing or to increase the costs of that financing or otherwise offer unattractive terms for that financing. In addition, we may seek to finance our target assets through the issuance of our common stock or other equity or equity-related instruments, though there is no assurance that such financing will be available on a timely basis with attractive terms, or at all.

BUSINESS

You should read the following discussion in conjunction with the sections of this prospectus entitled “Risk Factors,” “Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This discussion contains forward-looking statements reflecting current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.

Our Company

We are a CRE finance company focused primarily on originating senior and subordinate loans on transitional CRE assets located in major U.S. markets. Transitional CRE assets are properties that require repositioning, renovation, rehabilitation, leasing, development or redevelopment or other value-added elements in order to maximize value. We believe our Sponsor’s real estate development, ownership and operations experience and infrastructure differentiates us in lending on these transitional CRE assets. Our objective is to be a premier provider of debt capital for transitional CRE assets and, in doing so, to generate attractive risk-adjusted returns for our stockholders over time, primarily through dividends. We strive to create a diversified investment portfolio of CRE loans that we generally intend to hold to maturity.

Upon completion of this offering, we expect to be one of the largest public commercial mortgage REITs in the U.S., based on total stockholders’ equity. From our inception in August 2015 through March 31, 2021, we have raised approximately $2.6 billion of equity capital and originated, co-originated or acquired 84 investments consisting of 128 loans on transitional CRE assets with aggregate loan commitments of approximately $11.4 billion. We have raised and invested significant institutional capital from major state and corporate pension funds, global insurance companies and leading investment managers, among others. We believe that these investors have been attracted to us by the experience of our team and our track record of disciplined underwriting and rigorous asset management. From our inception through March 31, 2021, 24 of the investments that we originated, representing aggregate loan commitments of $2.4 billion, have been repaid in full or sold, with no credit losses incurred and a realized gross internal rate of return of 13.5%. As of March 31, 2021, our loan portfolio was comprised of 59 loan investments consisting of 97 loans, representing aggregate loan commitments of $8.1 billion, remaining loan commitments (representing aggregate loan commitments less repayments received in respect thereof) of $7.8 billion and unpaid principal balance of $6.5 billion, and our stockholders’ equity was $2.5 billion, representing a book value of $9.41 per share of our common stock (inclusive of 1,169,538 shares of common stock underlying RSUs that were vested in full but not yet settled as of March 31, 2021).

Leveraging our Sponsor’s broad real estate investment, development and management experience, our investment approach employs an ownership mindset. For each investment, we perform a thorough analysis of the underlying asset, the borrower and the borrower’s business plan and evaluate alternative uses of collateral in order to distinguish “execution risk” (i.e., the risk that a borrower will fail to execute its intended business plan) from “basis risk” (i.e., the risk of a material diminution in collateral value, as a result of the borrower over leveraging the collateral for the loan or otherwise). Although our objective is to originate loans for which the borrower will perform as expected and pay as agreed, we believe that in a downside scenario we have the ability to evaluate and mitigate much of the execution risk by utilizing our Sponsor’s broad experience and capabilities in developing, owning and managing real estate equity investments. We believe that this experience of our Sponsor enables our Manager to underwrite, originate and manage loans on transitional CRE assets, with an appropriate level of execution risk and, in its judgment, relatively limited basis risk. We offer bespoke and flexible lending solutions to our borrowers that are designed to both align with their business plans and enable us to protect our capital even in a downside scenario.

We focus primarily on originating loans ranging from $50 million to $300 million on transitional CRE assets located in major U.S. markets with attractive fundamental characteristics supported by macroeconomic tailwinds. As of March 31, 2021, our average loan investment commitment was $137.7 million. The below table summarizes our loan portfolio as of March 31, 2021 (dollars in thousands):

						Weighted Average(4)
	Number of Investments(1)	Number of Loans(1)	Aggregate Loan Commitment(2)	Remaining Loan Commitment(3)	Unpaid Principal Balance	All-In Yield(5)	Term to Initial Maturity(6)	Term to Fully Extended Maturity(6)	LTV(7)	% Floating Rate
Senior loans(8)	50	85	$7,242,668	$7,092,851	$5,840,428	6.3%	1.3	2.8	66.5%	98.5%
Subordinate loans	9	12	882,962	723,631	668,623	11.1%	0.7	2.5	59.6%	97.0%

Total / Weighted Average	59	97	$8,125,630	$7,816,482	$6,509,051	6.8%	1.2	2.8	65.8%	98.3%

(1)

Certain investments include multiple loans for which we made commitments to the same borrower or affiliated borrowers on the same date. The loan portfolio table excludes our one real estate owned investment.

(2)	Aggregate loan commitment represents initial loan commitments, as adjusted by reductions, less transfers which qualified for sale accounting under GAAP.
(3)	Remaining loan commitment represents an aggregate loan commitment less repayments received in respect thereof.
(4)	Weighted averages are based on unpaid principal balance.
(5)

All-in yield represents the weighted average annualized yield to initial maturity of each loan within our loan portfolio, inclusive of coupon, origination fees, exit fees, and extension fees received, based on the applicable floating benchmark rate (if applicable), including LIBOR floors (if applicable), as of March 31, 2021.

(6)	Term to initial and fully extended maturity are measured in years. Fully extended maturity assumes all extension options are exercised by the borrower upon satisfaction of the applicable conditions.
(7)

LTV represents “loan-to-value” or “loan-to-cost”, which is calculated as our total loan commitment from time to time, as if fully funded, plus any financings that are pari passu with or senior to our loan, divided by our estimate of either (1) the value of the underlying real estate, determined in accordance with our underwriting process (typically consistent with, if not less than, the value set forth in a third-party appraisal) or (2) the borrower’s projected, fully funded cost basis in the asset, in each case as we deem appropriate for the relevant loan and other loans with similar characteristics. Underwritten values and projected costs are not updated after origination of the loan except in the case of a partial loan paydown or release of underlying collateral, material changes to expected project costs, the receipt of a new appraisal (typically in connection with financing or refinancing activity), certain loan modifications or other facts or circumstances that warrant a change in the reported loan-to-value or loan-to-cost as we deem appropriate.

(8)

Includes contiguous subordinate loans (i.e., loans for which we also hold the mortgage loan) representing aggregate loan commitments of $788.1 million, remaining loan commitments of $783.4 million, and aggregate unpaid principal balance of $617.7 million, in each case as of March 31, 2021.

In February 2021, we foreclosed on a portfolio of seven limited service hotel properties located in New York, New York that secured a $103.9 million mezzanine loan that we originated in February 2018. Neither the prior mezzanine loan nor the portfolio of hotel properties is included in the table above. Our real estate owned investment at the time of foreclosure and as of March 31, 2021 was encumbered by a $300.0 million securitized senior mortgage, which is included as a liability on our balance sheet.

We were organized as a Maryland corporation on April 29, 2015 and commenced operations on August 25, 2015. We have elected and believe we have qualified to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2015. We are externally managed and advised by our Manager, an investment adviser registered with the SEC pursuant to the Advisers Act. We operate our business in a manner that permits us to maintain our exclusion from registration under the 1940 Act.

Our Sponsor

Mack Real Estate Group was founded in 2013 by William, Richard and Stephen Mack to focus on real estate investments, with an initial emphasis on multifamily development, and has established several affiliates (including MRECS) that invest in and manage real estate debt and equity assets, loans and securities. We believe that the Mack family has developed a first-class reputation dating back to the 1960s as a real estate developer, investor and manager, including through successful prior ventures such as AREA, among others. MRECS was founded in 2014 to focus on CRE credit investments as a core business affiliated with the broader MREG platform.

The members of our Sponsor’s senior management team have, on average, more than 25 years of real estate and finance experience. Today, our Sponsor owns, develops, invests in and manages real estate equity, debt and securities on behalf of third-party institutional and high net worth investors. Our Sponsor is headquartered in New York, New York with a team of more than 50 people dedicated to MREG and MRECS and more than 230 people in total, including those associated with affiliates that provide a variety of services to MREG and MRECS. We believe that this depth of experience and relationships helps position our Sponsor to identify, analyze and execute on attractive lending opportunities on transitional CRE assets.

MREG primarily makes and manages CRE equity investments. It was launched as an opportunistic real estate investor expecting to leverage its founders’ deep experience across multifamily, office, industrial and other asset classes as warranted by market conditions. Initially, MREG invested predominantly in multifamily rental housing in major U.S. urban markets with high barriers to entry, creating a pipeline of more than 5,000 multifamily units in various stages of development and operation (some of which have been sold) with a projected gross development cost of approximately $3.2 billion. MREG also invests in industrial properties and pursues other types of CRE equity investments that involve acquisitions of existing investments and ground up development as it deems desirable based upon prevailing market conditions from time to time. MREG has a development subsidiary with approximately 11 employees based in Los Angeles, Seattle and Phoenix and a property management subsidiary with approximately 160 employees.

MRECS was established to focus primarily on investing in and managing investments in CRE debt, CRE debt securities and highly structured CRE investments (such as preferred equity and mezzanine loans). As MREG’s credit-oriented affiliate, MRECS has assembled a multi-disciplinary team of more than 30 people, that works closely with other MREG professionals to source, underwrite, structure, execute and manage investments, led by the following professionals:

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Richard Mack, our Chief Executive Officer and Chairman, MREG’s and MRECS’ Chief Executive Officer and a Managing Partner of MRECS, co-founded MREG in 2013 and MRECS in 2014 and serves as a member of MRECS’ Investment Committee. Prior to joining MRECS, Mr. Mack joined AREA Property Partners (formerly known as Apollo Real Estate Advisers) in 1993, the year of its formation, as one of the initial employees, where he oversaw ARCap (a subordinate CMBS investor and special servicer), the Claros Real Estate Securities Fund (focused on investments in subordinate CMBS in the U.S. and Europe), the Apollo GMAC Mezzanine Fund and the Apollo Real Estate Finance Corporation, in addition to numerous equity investments;

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Michael McGillis, our President, Chief Financial Officer and Director, MRECS’ Chief Financial Officer, and MREG’s President and Chief Operating Officer, joined MRECS in 2015 and serves as a member of MRECS’ Investment Committee. Prior to joining MRECS, Mr. McGillis was the Managing Director, Head of U.S. Funds and Chief Financial Officer at J.E. Robert Companies, where he was responsible for asset and portfolio management, capital markets, investor relations and financial management activities for a series of private equity real estate funds focused on both CRE debt and equity investments;

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Kevin Cullinan, our Vice President, also serves as a Managing Director of MRECS and its Head of Investments. Prior to joining MRECS, he worked on the Global Real Assets team at J.P. Morgan Investment Management and at a family office in New York, New York; and

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Priyanka Garg, our Vice President, also serves as a Managing Director of MRECS and its Head of Portfolio and Asset Management. Ms. Garg has more than 20 years of real estate investment management experience, including leadership positions at Treeview Real Estate Advisors and Westbrook Partners.

We leverage our Sponsor’s platform to originate, underwrite, structure and asset manage a portfolio of loan assets that align with our differentiated investment strategy. In particular, we believe that MREG’s experience and infrastructure in the areas of real estate ownership, development and property management strengthens our ability to lend on transitional CRE assets which involve a level of borrower execution risk that traditional lenders and other debt market participants without our expertise may be unable or unwilling to adequately underwrite.

Our Manager

Our Sponsor formed our Manager, concurrently with our inception to pursue what we believe is a compelling market opportunity to invest in our target assets. In performing its duties to us, our Manager benefits from the resources, relationships, fundamental real estate underwriting and management expertise of our Sponsor’s broad group of real estate professionals.

Our Manager is led by Richard Mack, Michael McGillis, Kevin Cullinan, Priyanka Garg and other members of our Sponsor’s senior management team. Pursuant to the Management Agreement, our Manager is responsible for executing our loan origination, capital markets, portfolio management, asset management and monitoring activities and managing our day-to-day operations. To perform its role in a flexible and efficient manner, our Manager leverages professionals employed by our Sponsor whose services are made available to our Manager and, in turn, to us. Neither we nor our Manager employs personnel directly and any reference herein to our Manager’s officers or employees is a reference to the officers or employees of our Sponsor made available to our Manager. In performing its duties to us, our Manager is at all times subject to the supervision, direction and management of our Board.

Our Manager has ongoing access to MRECS’ senior management team as part of a services agreement between MRECS and our Manager. In addition, by virtue of the common ownership and control between our Manager and our Sponsor, our Manager also has access to the other personnel of our Sponsor and its affiliates. We believe our Manager benefits from access to individuals with extensive experience in identifying, analyzing, acquiring, financing, hedging, managing and operating real estate investments across investment cycles, geographies, property types, investment types and strategies, including debt and equity interests, controlling and non-controlling investments, corporate and securities investments (including CMBS) and a variety of joint ventures. We believe that this experience of our Sponsor and its affiliates enables our Manager to underwrite, originate and manage loans that facilitate the successful transition of CRE assets, with an appropriate level of execution risk and, in its judgment, relatively limited basis risk.

Our Manager draws upon our Sponsor’s broad experience to distinguish between general market risks, real estate submarket and property type risks and property-specific risks. Our Manager seeks to fully understand the relevant market dynamics, through prior experience, research and a network of local contacts, including the personnel of our Sponsor’s affiliates and other contacts engaged in different facets of the real estate business, including sales and brokerage, development, construction and property management. With respect to property-specific risks, our Manager forms its own views of the opportunities and challenges involved in transitioning each asset to a more profitable use, which may differ from a prospective borrower’s views and pro forma business plan. While it is our desire to originate only loans that perform as agreed, it is not a part of our business strategy or value proposition to become an owner through borrower defaults. A key element of our Manager’s underwriting of an asset is to determine whether MREG would be willing to have us own it at the particular loan basis (i.e., the imputed price we would pay to acquire the asset versus its underwritten value). We believe that the credit discipline instilled by this equity-oriented mindset helps us mitigate the potential for our loans not performing as agreed.

Among other items, our Manager addresses the following questions with respect to each potential loan:

•	Do overall macroeconomic factors favor the borrower’s business plan to transition the asset?

•	Is the real estate submarket robust enough to absorb an improved and/or repositioned asset of this kind within a reasonable amount of time at attractive prices and/or rents?

•	How realistic is the borrower’s business plan with respect to timelines and transition costs?

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What is the appropriate size, covenants and performance-based financing requirements for a particular loan with relatively low risk compared to other financing sources, including the borrower’s own equity?

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Would our Sponsor’s principals, as real estate developers and owners, find it compelling to own the underlying asset at the underwritten loan basis, should that ever be required as a result of a borrower’s operational distress or inability to execute its business plan?

We believe that access to our Sponsor’s broad group of real estate professionals provides our Manager with the market expertise, strategic relationships and operational experience to allow us to execute on our business plan. For more information regarding our Manager and the Management Agreement, please see “Our Manager and the Management Agreement.”

Market Opportunity

We believe there is an attractive, long-term market opportunity for non-traditional providers of transitional CRE debt financing to originate or acquire loans on transitional CRE assets located in major U.S. markets at attractive risk-adjusted returns. In addition, as a result of a fundamental shift in the competitive lending landscape coming out of the global financial crisis of 2008, we believe that a supply-demand disparity for CRE debt capital exists and provides attractive opportunities for non-traditional lenders to finance transitional CRE properties. There are a number of compelling near- and long-term factors that contribute to what we believe to be an attractive market opportunity for non-traditional lenders, including:

•	High volume of near-term commercial mortgage loan maturities;

•	CRE transaction volumes and construction activity over time;

•	Significant closed-end private equity real estate fund investable equity capital;

•	Limited supply of debt capital for transitional CRE assets relative to demand for such capital; and

•	Constructive long-term CRE fundamentals.

The total outstanding unpaid principal balance on all CRE loans was approximately $4.8 trillion as of December 31, 2020, according to the U.S. Federal Reserve Bank. Although demand for CRE debt financing has generally increased over recent years, we believe the supply of debt capital for transitional CRE assets has remained constrained in large part due to restrictive underwriting standards utilized by conventional financing sources and increased regulatory pressures on traditional bank lenders since the global financial crisis of 2008, even with the recent increase in private equity real estate fund investable debt capital. We believe that one legacy of the credit boom that preceded the global financial crisis of 2008 is that many traditional lenders, primarily banks, have withdrawn or otherwise significantly retrenched from the transitional CRE lending market over the past several years, a trend we believe was exacerbated by the recent economic downturn arising from the COVID-19 pandemic. The withdrawal or other retrenchment of such lenders that historically satisfied much of the demand for transitional CRE debt financing suggests that there may not be enough providers of the type of financing in which we specialize to meet the expected demand for both the origination of new transitional CRE loans and the refinancing or recapitalization of existing transitional CRE loans. While demand for real estate debt capital generally increased throughout the economic expansion following the global financial crisis, we believe CRE lenders exhibited more discipline, and lending standards were generally more conservative than in the past.

High Volume of Near-Term Commercial Mortgage Loan Maturities

The principal sources of debt investment opportunities are the refinancing of maturing loans and the origination of loans in connection with asset acquisition and development activity. Maturing loans lead to substantial demand for debt capital, as these loans are typically either refinanced or the underlying properties are sold, with buyers often requiring their own new financing. Based on research by Trepp LLC, between 2021 and 2025, commercial mortgage loans with a total outstanding unpaid principal balance of approximately $2.3 trillion will mature, the expected refinancing of some of which we believe will provide opportunities for us to originate new loans.

Commercial Mortgage Loan Maturities (in billions)

Source: Trepp LLC, based on Flow of Funds data, 4Q 2020.

CRE Transaction Volumes and Construction Activity Over Time

CRE transaction and construction activity increased significantly following the global financial crisis of 2008, as many markets benefited from employment gains and historically low interest rates, and consequently experienced increased CRE demand and real estate values. In 2019, acquisition activity surpassed pre-crisis peaks, with annual CRE transaction volume increasing over eight times between 2009 and 2019, from $72 billion to $598 billion, according to Real Capital Analytics, Inc. 2019 was one of the highest years on record for aggregate total CRE transaction volume, and transaction volume during the first quarter of 2020 surpassed that of the first quarter of 2019. While overall 2020 transaction activity was significantly impacted by the COVID-19 pandemic, transaction volume increased in the second half of the year, with $165 billion of activity in the fourth quarter of 2020 alone. This recovery continued in the first quarter of 2021, with March and April CRE transaction volume up 40% year-over-year, and we expect it will accelerate in parallel with the broader CRE sector recovery.

Private sector U.S. commercial construction activity, consisting of construction spending in categories such as retail, wholesale and selected services, healthcare, lodging and residential assets, has generally increased since 2011 into the first quarter of 2021, and, according to data from the U.S. Census Bureau and the U.S. Bureau of

Economic Analysis, the amount of private sector U.S. commercial construction spending as a percentage of GDP increased by approximately 63% from 2011 to the end of the first quarter of 2021, representing 5.3% of GDP at March 31, 2021, slightly above the 5.2%, the annual average from 1993 through the end of the first quarter of 2021. While construction activity slowed during 2020 in connection with the economic downturn, we expect it will continue to stabilize as economic conditions continue to improve coming out of the COVID-19 pandemic.

CRE Transaction Volume (in billions)

Source: Real Capital Analytics, Inc., May 2021.

Private Sector U.S. Commercial Construction Spending as a Percentage of GDP

Source: Annual private sector commercial construction spending data from U.S. Census Bureau, May 2021. Annual GDP data from U.S. Bureau of Economic Analysis, May 2021.

Note: Reflects private sector commercial construction spending in categories such as retail, wholesale and selected services, healthcare, lodging and residential assets as categorized by the U.S. Census Bureau.

Significant Closed-End Private Equity Real Estate Fund Investable Equity Capital

According to Preqin data as of May 2021, closed-end private equity real estate funds had more than $350 billion of committed investable equity capital that has not yet been called for investment. This represents an increase of 116% from the 2007 level and a return to near pre-pandemic highs. We believe that the deployment of this equity capital may increase CRE transaction activity and, in turn, demand for CRE lending opportunities.

Investable Equity Capital—Closed-End Private Equity Real Estate Funds (in billions)

Source: Preqin, May 2021.

Limited Supply of Debt Capital for Transitional CRE Assets

We believe there is a limited supply of debt capital relative to demand for large balance loans on transitional CRE assets, even with the recent increase in private equity real estate fund investable debt capital. Historically, transitional CRE loans have been funded by U.S. commercial banks, foreign banks, life insurance companies, GSEs, CMBS and other sources of capital, including private debt funds and commercial mortgage REITs. We believe that significant changes have occurred in the regulation of financial institutions, including the rules adopted by Basel III and the Dodd-Frank Act, among others, which have caused traditional lenders (such as commercial banks) to be less active in financing transitional CRE assets, creating a lending supply-demand disparity. We believe that this disparity is especially pronounced in the lending market for moderate-to-heavy transitional assets, in which the properties being financed are not yet generating cash flow (or have limited or temporarily diminished cash flows) and require a significant outlay of capital for repositioning, renovation, rehabilitation, leasing, development or redevelopment. Changes in bank regulation resulting from the implementation of Basel III and the Dodd-Frank Act generally increased the capital requirements applicable to banks that have traditionally been a key provider of financing for transitional CRE assets. While the EGRRCPA, signed into law on May 24, 2018, amended the approach to certain loans secured by HVCRE to relieve some of the burdens on commercial banks, HVCRE and capital requirements still present potential issues for banks financing certain transitional CRE assets. We believe many traditional lenders are now less active in the transitional CRE lending space as they pursue lower leverage loans secured by fully-stabilized, prime assets in major markets. Financing transitional CRE assets requires traditional lenders to increase capital reserves and subjects them to greater regulatory scrutiny and administrative burden. The requirement for traditional lenders to maintain greater capital reserves decreases the profitability of these loans to them and we believe this has caused many of those lenders to withdraw or otherwise retrench from the transitional CRE lending market. Not only has the balance of construction loans held by banks dropped 38.7% since 2007, but the balance of construction loans held by banks as a proportion of U.S. CRE debt outstanding also saw a meaningful decline from 19% in 2007 to 8% in 2020, based on total U.S. CRE debt held by banks of $3.3 trillion as of December 31, 2007 and $4.8 trillion as of December 31, 2020, according to data from the FDIC and the U.S. Federal Reserve Bank.

Construction Loans Held by Banks (in billions)

Source: FDIC, December 31, 2020.

Note: Figures represent construction loans held by FDIC-insured commercial banks and savings institutions at the end of each year, except where noted otherwise.

We believe the supply-demand disparity in the transitional CRE lending market will remain significant over the foreseeable future, continuing to create attractive opportunities for transitional CRE lenders. We believe the significant infrastructure-related launch costs of an effective transitional CRE lending platform creates a meaningful barrier to entry for new competitors. Although the balance of construction loans held by banks, both nominally and in proportion to the total amount of outstanding CRE debt, has decreased since 2007, private construction spending simultaneously grew 36% from $859 billion in 2007 to $1,165 billion in the first quarter of 2021 according to private construction spending data collected by the U.S. Census Bureau. We believe that this confluence of factors has resulted in, and will continue to result in, non-traditional lenders, including commercial mortgage REITs, being more active in transitional CRE lending. At the end of 2020, total CRE loans by non-traditional lenders, including commercial mortgage REITs, increased 82.8% in dollar value since December 31, 2007 and comprised $615 billion or 12.7% of the CRE debt market, as compared to $336 billion, or 10.2% of the CRE debt market as of December 31, 2007, according to the U.S. Federal Reserve Bank.

Outstanding U.S. CRE Debt Held By Commercial Mortgage REITS

and Other Non-Traditional Lenders (in billions)

Source: U.S. Federal Reserve Bank—Financial Accounts of the United States, December 2021.

Note: Other Non-Traditional Lenders are defined as all lenders other than U.S. banks and depository institutions, insurance companies, agency and GSEs and asset-backed securitizations.

Constructive Long-Term CRE Fundamentals

We believe that as a result of disciplined lending standards adopted following the global financial crisis of 2008, the CRE market was in a strong position entering the most recent economic downturn arising from the COVID-19 pandemic.

Over the last ten years, CRE property values increased significantly according to GSA, which helped to drive demand for debt capital within our target assets. During the global financial crisis of 2008, the CPPI, which represents a time series of unleveraged U.S. commercial property values that captures the prices at which CRE transactions are currently being negotiated and contracted, fell 36.7% from its peak in August 2007 to post-global financial crisis lows in May 2009. Since May 2009, the CPPI has increased from 63.3 to 128.2 as of April 1, 2021, representing growth of 103%. No assurance can be given as to the direction, magnitude or timing of future CRE property values. However, we have endeavored to actively limit our basis risk, and our loan portfolio had a weighted average LTV of 65.8% as of March 31, 2021 demonstrating our Manager’s disciplined underwriting standards. We believe that in the current market environment, investing in CRE debt with substantial underlying collateral that is evaluated and underwritten by MRECS’ experienced senior management team provides an attractive opportunity for stable risk-adjusted returns as we believe the basis in our loan portfolio is less exposed to volatility in property prices.

Commercial Property Price Index

Source: GSA, May 2021.

Note: GSA Commercial Property Price Index data indexed to August 2007. Chart illustrates data through April 1, 2021.

Finally, while U.S. cap rates have compressed since 2009, the rates on 10-year U.S. treasury securities have declined at a greater rate over the same period. We believe there is cushion between CRE cap rates and rates on 10-year U.S. treasury securities to allow for some spread compression if cap rates decline or rates on 10-year U.S. treasury securities increase due to current macroeconomic conditions, including the possibility of near-term inflation. The current spread between CRE cap rates and 10-year U.S. treasury rates of 382 basis points as of March 31, 2021 is 44 basis points wider than the average spread from March 31, 2001 to March 31, 2021 of 338 basis points, as shown in the GSA data.

Historical CRE Cap Rates and 10-year U.S. Treasury Securities Rates

Source: GSA, U.S. Department of the Treasury, May 2021.

Note: Treasury security rates reflect trailing last quarter average. Chart illustrates data through March 31, 2021. CRE cap rate is an average of cap rates for apartment, industrial, mall, office and strip center property types.

Our Investment Approach

We believe that we have a differentiated investment approach, characterized by the following guiding principles:

We Have an Ownership Mindset

We employ an ownership mindset in our origination, underwriting and asset management disciplines, driven by our Sponsor’s real estate investment, development and management expertise. We believe our Sponsor’s experience as a real estate investor and developer helps us better understand borrower needs, and enables us to be a leading solutions provider of loans that are customized to borrowers and their business plans. As part of our ownership mindset, we seek to be patient and prudent, emphasizing long-term borrower relationships rather than short-term one-time investments.

We Leverage our Sponsor’s Real Estate Background and Platform

We believe our Sponsor’s capabilities and infrastructure help us determine potential alternative exit strategies in the event of borrower distress and maintain appropriate ongoing asset management and oversight of our investments. Although our objective is to originate loans for which the borrower will perform as expected and pay as agreed, we believe that in a downside scenario we have the ability to evaluate and mitigate much of the execution risk in borrower business plans by utilizing our Sponsor’s broad experience and capabilities. Our Sponsor has a team of more than 230 people in total, including a development subsidiary with approximately 11 employees based in Los Angeles, Seattle and Phoenix and a property management subsidiary with approximately 160 employees. Additionally, approximately 66% of our loan portfolio based on unpaid principal balance as of March 31, 2021 is located in markets where MREG has its own investments or dedicated development or property management teams.

We believe our ability to draw on this expertise enables us to carefully underwrite our loan solutions to our borrowers that may not be available from lenders that lack similar expertise and infrastructure, while selecting and structuring investments so as to limit downside risk for us.

We Underwrite Execution Risk, and Seek to Avoid Basis Risk

We consider execution risk to be the risk that a borrower fails to execute its intended business plan, and we leverage our Sponsor’s real estate platform and infrastructure to carefully underwrite this risk. We consider basis risk to be the risk of a material diminution in collateral value, as a result of the borrower over leveraging the collateral for the loan due to market conditions or other factors. In seeking to limit basis risk, we focus on last-dollar loan basis, as we believe that lower LTVs may provide substantial cushion in the event of declines in the value of our loans’ collateral. Our loan portfolio as of March 31, 2021 had a weighted average LTV of 65.8%, providing substantial subordinate equity to our funded loan amounts. In evaluating basis risk, we consider as-is and (if appropriate) as-stabilized LTV, as well as alternative uses of collateral.

We Offer Bespoke and Flexible Structuring Solutions

We draw on the deep structuring experience of our Manager and its principals to develop lending solutions that are customized to the needs of our borrowers, while protecting our loan basis and emphasizing preservation of capital. For example, a portion of our loans are structured with forward commitments, enabling borrowers to draw additional proceeds as specified milestones are met. We document these loans with structural protections aligned with our borrowers’ business plans designed to enable us to protect our capital even in a downside scenario. Examples of these structural protections include completion guarantees from well capitalized guarantors, among others. Our loans are also typically structured to provide borrowers with loan maturity extension rights, subject to borrowers meeting certain conditions, at agreed upon terms. In addition, under certain market circumstances, we may, in our discretion, negotiate loan amendments or modifications with borrowers where we believe this protects or enhances the value of our investment. Such amendments or modifications may allow the borrower to extend the loan, while we may negotiate a higher spread, loan extension fees, partial loan paydowns or other structural enhancements. Our goal is to be highly responsive to borrowers’ needs, while at the same time hold them accountable for their stated business plan milestones.

Competitive Strengths

We believe that we have the following competitive strengths in originating senior and subordinate loans on transitional CRE assets located in major U.S. markets:

Established and Scaled Platform, Validated by Significant Institutional Capital

Upon completion of this offering, we expect to be one of the largest public commercial mortgage REITs in the U.S., based on total stockholders’ equity. From our inception in August 2015 through March 31, 2021, we have raised approximately $2.6 billion of equity capital and originated, co-originated or acquired 84 investments consisting of 128 loans on transitional CRE assets with aggregate loan commitments of approximately $11.4 billion. We employ a differentiated investment strategy focused on transitional loan opportunities secured by high quality CRE assets, with quality sponsorship, including assets located in major U.S. markets where our Sponsor has infrastructure or experience, at a compelling loan basis. We believe our ownership mindset and our Sponsor’s significant real estate development, ownership and operations experience and infrastructure enable us to underwrite transitional CRE assets, which may require varying degrees of additional capital to maximize their cash flow and value depending on prevailing market conditions, in a way that lenders without such infrastructure or expertise may be unable to do. In general, we choose to focus on fewer, larger loan opportunities representing what we believe to be the most attractive risk-adjusted returns in the market at any point in time. We have raised and invested significant institutional capital from major state and corporate pension funds, global insurance companies and leading investment managers, among others. We believe that these investors have been attracted to us by the experience of our team and our track record of disciplined underwriting and rigorous asset management. From our inception through March 31, 2021, 24 of the investments that we originated, representing aggregate loan commitments of $2.4 billion, have been repaid in full or sold, with no credit losses incurred and a realized gross internal rate of return of 13.5%. As of March 31, 2021, our loan portfolio was comprised of 59 loan investments consisting of 97 loans, representing aggregate loan commitments of $8.1 billion, remaining loan commitments (representing aggregate loan commitments less repayments received in respect thereof) of $7.8 billion, and unpaid principal balance of $6.5 billion, and our stockholders’ equity was $2.5 billion, representing a book value of $9.41 per share of our common stock (inclusive of 1,169,538 shares of common stock underlying RSUs that were vested in full but not yet settled as of March 31, 2021).

Sponsor with Roots in Real Estate Development and Operations

We believe we have a competitive advantage relative to other market participants with similar investment strategies due to the expertise of the principals and senior management and other personnel of our Sponsor and its affiliates in global real estate investment strategies across the debt and equity spectrum as a developer, owner and operator, as well as a lender. The members of our Sponsor’s senior management team have, on average, more than 25 years of real estate and finance experience. We believe that the Mack family has developed a first-class reputation dating back to the 1960s as a real estate developer, investor and manager, including through successful prior ventures such as AREA, among others.

In particular, our Sponsor’s hands-on real estate investment, development and management capabilities help us evaluate transitional CRE assets, including the feasibility of borrower business plans and potential alternative exit strategies for assets in the event of borrower failure to execute its stated business plan or borrower distress. We leverage our Sponsor’s broad real estate investment, development and management experience to employ an ownership mindset in underwriting our CRE loan originations.

Experienced Cycle-Tested Management and Investment Team

Our management team is made up of seasoned CRE professionals with extensive experience in the CRE equity and debt investment industries. Richard Mack, our Chief Executive Officer and Chairman, joined AREA in 1993, the year of its formation, as one of the initial employees. There, he oversaw ARCap (a subordinate CMBS investor and special servicer), the Claros Real Estate Securities Fund (focused on investments in subordinate CMBS in the U.S. and Europe), the Apollo GMAC Mezzanine Fund and the Apollo Real Estate Finance Corporation, in addition to numerous CRE equity investments. Michael McGillis, our President and Chief Financial Officer, was previously Managing Director, Head of U.S. Funds and Chief Financial Officer at J.E. Robert Companies, where he was responsible for asset and portfolio management, capital markets, investor relations and financial management activities for a series of private equity real estate funds. Kevin Cullinan, our Vice President, also serves as a Managing Director of MRECS and as its Head of Investments. Prior to joining MRECS, he worked on the Global Real Assets team at J.P. Morgan Investment Management and at a family office in New York, New York. Priyanka Garg, our Vice President, also serves as a Managing Director of MRECS and as its Head of Portfolio and Asset Management. Ms. Garg has more than 20 years of real estate investment management experience, including leadership positions at Treeview Real Estate Advisors and Westbrook Partners. Mr. Cullinan and Ms. Garg are also our Sponsor’s Co-Heads of Credit Strategies.

Messrs. Mack, McGillis and Cullinan and Ms. Garg, among others, lead our multi-disciplinary credit team, which works closely with our Sponsor’s professionals to source, underwrite and structure loans secured by transitional CRE assets. Our Sponsor’s principals and members of senior management have several decades of global real estate investing experience through multiple economic cycles with respect to debt, property and portfolio investments, mergers and acquisitions and public market transactions. Our Sponsor’s principals seek to focus on opportunities that are overlooked by or not readily executable by other lenders and have demonstrated the discipline to refrain from lending when they believe their targeted returns are unavailable or subject to an undue level of market or financing risk.

Differentiated Investment Strategy Focused on Larger, Transitional Lending Opportunities in Major Markets

We employ a differentiated investment strategy focused on transitional loan opportunities secured by high quality CRE assets, with quality sponsorship, including assets located in major U.S. markets where our Sponsor has infrastructure or experience, at a compelling loan basis. We believe our ownership mindset and our Sponsor’s significant real estate development, ownership and operations experience and infrastructure enable us to underwrite transitional CRE assets, which may require varying degrees of additional capital to maximize their cash flow and value depending on prevailing market conditions, in a way that lenders without such infrastructure or expertise may be unable to do. In general, we choose to focus on fewer, larger loan opportunities representing what we believe to be the most attractive risk-adjusted returns in the market at any point in time.

These assets may require light-to-heavy development, redevelopment, renovation, rehabilitation, repositioning or leasing. In light transitional lending, the properties being financed are generating cash flow, but typically require funding for value-added elements such as a new marketing or leasing program or other changes in business plan intended to maximize operating income, which in turn should increase value. In heavy transitional lending, which primarily consists of land and construction loans, the properties being financed are not yet generating operating cash flow and require a significant outlay of capital. In general, investments on properties that require less capital expenditures on a relative basis and/or have a smaller difference between their in-place operating income and projected stabilized operating income are considered “lighter” transition, while investments on properties that are expected to require more capital expenditures on a relative basis and/or have a more significant difference between their in-place operating income (if any) and projected stabilized operating income are considered “heavier” transition. We seek to construct a portfolio that has an attractive and carefully underwritten risk-adjusted return across the light-to-heavy transitional continuum as we deem appropriate for market conditions.

Certain of the transitional CRE assets that we seek to lend against involve a level of borrower execution risk that we believe is difficult for traditional lenders and other debt market participants to appropriately underwrite if they lack comparable real estate development, ownership and operations experience and infrastructure. In addition, we believe that there is inherently less competition in the market for larger CRE loans having a moderate-to-heavy transitional profile, potentially resulting in more attractive pricing to us. Traditional lenders became less active in the transitional CRE lending space following the global financial crisis of 2008 due in part to the adverse capital treatment applicable to them with respect to these loans stemming from post-crisis banking regulations. Our target loan profile is also challenging for many non-traditional lenders that do not have the experience or resources to originate, manage and monitor loans that fit our loan portfolio objectives. In particular, many traditional and non-traditional lenders do not have the broader real estate platform resources to draw upon to manage these loans, which we believe is especially important when borrower performance deviates (or is anticipated to deviate) from underwritten business plans. We expect land and construction loans to represent as much as 20% to 40% of our loan portfolio at any time, subject to our view of market conditions.

High Quality, Diversified Loan Portfolio with Stable, Attractive Yields

As of March 31, 2021, we had a $6.5 billion loan portfolio (based on unpaid principal balance) on transitional CRE assets, summarized as follows:

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41.3% of our loans are secured by real estate located in the New York metropolitan area with an average remaining loan commitment of approximately $124.7 million, and no other metropolitan area represents more than 12.6% of our loan portfolio.

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Our loans are diversified across property types, with no property type representing more than 23.0% of our loan portfolio. We had no loans secured solely by retail real estate and a relatively small portion of the collateral value underlying our loans on mixed-use properties was related to retail components therein.

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No individual investment exceeded 6.0% of our loan portfolio’s unpaid principal balance, our five largest investments represented 22.0% of our loan portfolio’s unpaid principal balance, and our 15 largest investments represented 48.9% of our loan portfolio’s unpaid principal balance.

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98.3% of our loans based on unpaid principal balance were floating rate and 94.5% of our floating rate loans based on unpaid principal balance (and 99.8% of our floating rate loans based on unfunded loan commitments) had interest rate floors tied to market-standard floating rates, such as LIBOR, providing protection against certain decreases in prevailing interest rates.

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The weighted average one-month LIBOR floor of our loans based on unpaid principal balance was 1.50%. The LIBOR floor on all of our floating rate loans which had a LIBOR floor was in excess of one-month LIBOR of 0.11% as of March 31, 2021.

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Our loan portfolio’s weighted average all-in yield was 6.8%, with a weighted average term to initial and fully extended maturity of 1.2 years and 2.8 years, respectively, providing significant contractual cash flow visibility.

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We had $1.3 billion in unfunded loan commitments outstanding across 29 investments, the funding of which remains subject to satisfactory completion of specified borrower conditions, all of which were floating rate loan commitments with the exception of $28.8 million in fixed rate loan commitments. Of the $1.3 billion in unfunded floating rate loan commitments, the weighted average coupon was one-month LIBOR + 4.60% (subject to weighted average LIBOR floors of 1.69%).

•	Our loan portfolio’s weighted average LTV was 65.8%, providing substantial subordinate equity to our funded loan amounts.

In addition, for each quarter from the quarter ended March 31, 2020 to the quarter ended March 31, 2021, we have paid dividends representing a yield of 7.7% to 9.1% on our book value per share, while maintaining conservative leverage with a Net Debt-to-Equity Ratio of 1.4x to 1.7x over that period.

We believe our current loan portfolio demonstrates our ability to deliver on our investment strategy.

In February 2021, we foreclosed on a portfolio of seven limited service hotel properties located in New York, New York that secured a $103.9 million mezzanine loan that we originated in February 2018. Our real estate owned investment at the time of foreclosure and as of March 31, 2021 was encumbered by a $300.0 million securitized senior mortgage, which is included as a liability on our balance sheet.

Established Sourcing and Origination Relationships

Our long-standing industry relationships provide us with valuable sources of investment opportunities and market insights that we believe allow us to selectively originate loans which best fit our loan portfolio objectives and investment criteria. Our Sponsor has cultivated extensive relationships in the real estate investment, development, lending and brokerage communities as well as with the executives and professionals of real estate operating companies and other companies that derive significant value from real estate investment activity. As a result of our Sponsor’s strong industry presence and deal flow, we have reviewed over 1,100 potential CRE lending opportunities totaling approximately $174.1 billion since our inception through March 31, 2021, of which 82%, 15% and 3% were sourced from brokers, existing borrowers and lenders, respectively. Of the transactions we have ultimately executed, 54%, 35% and 12% were sourced from brokers, existing borrowers and lenders, respectively. We believe our relationships with brokers, existing borrowers and lenders demonstrate the advantages of our platform, process and reputation in offering bespoke and flexible financing solutions. These factors have also enabled us to establish new client relationships with consistently high retention rates as repeat borrowers. Borrowers that were or became repeat borrowers or their affiliates comprised 58% of the total number of investments that we have originated as of March 31, 2021. Historically, our Sponsor has not competed with our borrowers to acquire the assets we finance, positioning us as a preferred lender against competitors who may also manage equity funds who compete with our borrowers.

The strength of our origination relationships and expertise is demonstrated by the growth in our origination volume and portfolio size over a relatively short time since our formation. We have originated aggregate loan commitments of approximately $11.4 billion since inception, including originating and increasing existing aggregate loan commitments of $132.9 million and $290.9 million, respectively, during the three months ended March 31, 2021 and 2020, and $513.1 million and $4.0 billion, respectively, during the years ended December 31, 2020 and 2019. Origination volume during the year ended December 31, 2020 was limited due to the COVID-19 pandemic, which we expect to return to normalized levels as the economy continues to improve.

Rigorous Underwriting Process and Proactive Asset Management

We leverage our Sponsor’s broad real estate investment, development and management experience to employ “ownership-like” underwriting methods. On each loan, we conduct a thorough analysis of the underlying asset, the borrower and the borrower’s business plan and evaluate alternative uses of collateral in order to distinguish execution risk from basis risk. Although our objective is to originate loans for which the borrower will perform as expected and pay as agreed, we believe that in a downside scenario, we have the ability to evaluate and mitigate much of the execution risk by utilizing our Sponsor’s broad experience and capabilities in developing, owning and managing real estate equity investments. In our view, options are limited to mitigate the basis risk taken by lenders who extend excess financing for a particular asset or property in light of unpredictable future market developments. Accordingly, our Manager is focused on creating a portfolio with an appropriate level of execution risk based on our Sponsor’s experience and capabilities and, in its judgment, relatively limited basis risk. We believe that the performance of certain of our loans since the COVID-19 pandemic demonstrates the strength of our underwriting, structuring, asset selection and asset management processes.

One example of how our underwriting and proactive management were employed to address a particular challenge was our recent experience with our mezzanine loan secured by seven limited service hotel properties. In February 2018, we originated a $85.0 million mezzanine loan secured by a portfolio of seven limited service hotel properties located in New York, New York. Following the onset of the COVID-19 pandemic, the hotels were forced to close, causing the borrower to experience financial difficulty, which resulted in the borrower not paying debt service on our mezzanine loan and the securitized senior mortgage. Beginning in June 2020, we began funding debt service on a $300.0 million securitized senior mortgage encumbering the portfolio as protective advances on our loan, which totaled $18.9 million through February 2021. In February 2021, we foreclosed on the portfolio of hotel properties through a Uniform Commercial Code foreclosure and in June 2021 we modified the securitized senior mortgage by extending its maturity date for an additional three years. Given our Sponsor’s experience and capabilities in real estate ownership and management, we believe we are well-positioned to own this real estate investment through what we expect to be improved operating performance as the New York City hotel market recovers. We believe we were able to foreclose on these assets at an attractive basis and can leverage our Sponsor’s deep experience and capabilities to ultimately achieve favorable risk-adjusted returns on this investment.

From the closing of an investment through its realization, we leverage our Sponsor’s personnel and resources to remain in regular contact with borrowers, servicers and local market experts to actively monitor borrower progress against approved business plans, assess compliance with other loan terms, anticipate property and market issues and, when appropriate and necessary, enforce our rights and remedies. Our asset management team provides weekly updates on our loan portfolio and oversees a rigorous quarterly credit risk review and rating process for each loan in our loan portfolio.

Prudent Balance Sheet Management with Access to Diverse Financing Sources

As part of our financing strategy, we seek to diversify our financing sources and employ prudent levels of leverage, targeting a Total Leverage Ratio between 2.0x and 3.0x. Leveraging the experience of our Sponsor, we maintain relationships with diverse debt financing sources, with an emphasis on match-term financing for our loans. As of March 31, 2021, we had $4.6 billion in outstanding indebtedness, of which $1.5 billion, or 31.4% of all outstanding financings, was recourse to us. As of March 31, 2021, we had repurchase facilities with six counterparties representing a total financing capacity of up to $4.1 billion, of which $1.3 billion was undrawn, as well as asset-specific financing structures representing $1.0 billion of total financing capacity, of which $165.6 million was undrawn, our Secured Term Loan, and a $300.0 million securitized senior mortgage on our one real estate owned investment. We actively evaluate financing alternatives for each investment, resulting in a leverage profile that we believe to be optimal for each investment and appropriate for our loan portfolio. As we continue to grow our platform, we expect to continue to employ conservative amounts of leverage and diversify our financing strategy from both a counterparty and financing-type standpoint.

Strong Alignment of Interest

At our inception, the Mack family, our Sponsor’s principals and senior management and other related parties, which we refer to as the Sponsor Parties, indirectly invested $30.0 million into the Company. We believe that the significant early-stage investment by these persons aligns our Sponsor’s interests with ours and creates an incentive to protect capital and maximize risk-adjusted returns for our stockholders over time.

In connection with the formation of MREG and MRECS, the Mack family invested significant capital to ensure that our Manager has a highly skilled team and the necessary infrastructure to execute our investment strategy with a long-term view of the opportunities within the transitional CRE lending space.

We do not lend to our Sponsor or its controlled affiliates.

Our Investment Strategy

We seek primarily to originate senior and subordinate loans on transitional CRE assets located in major U.S. markets and generally intend to hold our loans to maturity. Our investments typically have the following characteristics:

•	investment size of $50 million to $300 million;

•	secured by transitional CRE assets (or equity interests relating thereto) in diverse property types;

•	located within major U.S. markets with attractive fundamental characteristics supported by macroeconomic tailwinds;

•	coupon rates that are determined periodically on the basis of a floating base lending rate plus a credit spread;

•	no more than 80% LTV on an individual investment basis and no more than 75% LTV across the portfolio, in each case, at the time of origination or acquisition;

•	two- to four-year initial terms with one to three six-month or one-year borrower extension options that are subject to the borrower satisfying certain conditions precedent;

•

borrowers with substantial operating experience in the particular property type and geographic market being evaluated, a track record of executing a similar business plan, a strong reputation and substantial equity capital invested in the property being financed; and

•	performance covenants on future funding and natural person non-recourse carve-out guarantors and completion guarantors, where appropriate.

We believe that our investment strategy currently provides significant opportunities for us to generate attractive risk-adjusted returns over time for our stockholders. However, to capitalize on the investment opportunities at different points in the economic and real estate investment cycle, we may modify or expand our investment strategy without our stockholders’ consent. We believe that the flexibility of our strategy supported by our Sponsor’s significant CRE experience and its extensive resources will allow us to take advantage of changing market conditions to maximize total returns for our stockholders.

Our Target Assets

We originate, co-originate and acquire senior and subordinate loans on transitional CRE assets located in major U.S. markets. Together, we refer to the following types of investments as our target assets:

Senior Loans: We focus primarily on originating senior loans on transitional CRE assets, including:

•

Mortgage Loans. Mortgage loans secured by a first priority or subordinate mortgage on transitional CRE assets. These loans are non-amortizing, require a balloon payment of principal at maturity (and in some cases, earlier pay downs in the case of loans that provide for partial releases of collateral upon the occurrence of specified events, such as the sale of condominium units) and are typically structured to be floating rate. Some of our loan commitments include a mixture of up-front and future funding obligations, with future fundings subject to the borrower achieving conditions precedent specified in the loan documents, such as meeting certain construction milestones and leasing thresholds.

•	Participations in Mortgage Loans. Participations in the mortgage loans we co-originate or acquire, for which other participations have been or are expected to be syndicated to other investors.

•

Contiguous Subordinate Loans. Under certain circumstances, we may structure our investment on a property to include both a senior mortgage and a subordinate loan component, which we refer to as a contiguous subordinate loan. In these cases, we believe the subordinate loan component of the investment, when taken together with its related senior mortgage loan component, renders the entire investment most similar to our other senior loans in comparison to other loan types given its overall credit quality and risk profile.

Subordinate Loans: We also invest in mezzanine loans, which are primarily originated or co-originated by us, and are usually secured by a pledge of equity ownership interests in the direct or indirect property owner rather than directly by the underlying commercial properties. These loans are subordinate to a mortgage loan but senior to the property owner’s equity ownership interests. These loans may be tranched into senior and junior mezzanine loans. Rights under these loans are generally governed by intercreditor agreements which typically include the right to cure defaults under senior loans. Subordinate loans may also include subordinated mortgage interests, which are mortgage loan interests that are subordinate to senior mortgage loans but senior to the property owner’s equity interests.

The allocation of our capital among our target assets will depend on prevailing market conditions at the time we invest and may change over time in response to changes in prevailing market conditions, including with respect to interest rates and general economic and credit market conditions as well as local economic conditions in markets where we are active. In addition, in the future we may invest in assets other than our target assets, in each case subject to maintaining our qualification as a REIT for U.S. federal income tax purposes and our exclusion from registration under 1940 Act.

Our Portfolio

We began operations in August 2015 and, as of March 31, 2021, had a $6.5 billion diversified loan portfolio (based on unpaid principal balance) of senior and subordinate loans. We believe our current loan portfolio, comprised of loans that we view as representative of our target assets and investment philosophy, validates our ability to execute on our investment strategy, including lending to experienced and well-capitalized sponsors against high-quality transitional CRE assets in major U.S. markets with attractive fundamental characteristics supported by macroeconomic tailwinds.

As of March 31, 2021, our loan portfolio consisted of 85 senior loans with an aggregate unpaid principal balance of $5.8 billion, and 12 subordinate loans with an aggregate unpaid principal balance of $668.6 million.

The below table summarizes our loan portfolio as of March 31, 2021 (dollars in thousands):

						Weighted Average(4)
	Number of Investments(1)	Number of Loans(1)	Aggregate Loan Commitment(2)	Remaining Loan Commitment(3)	Unpaid Principal Balance	All-In Yield(5)	Term to Initial Maturity(6)	Term to Fully Extended Maturity(6)	LTV(7)	% Floating Rate
Senior loans(8)	50	85	$7,242,668	$7,092,851	$5,840,428	6.3%	1.3	2.8	66.5%	98.5%
Subordinate loans	9	12	882,962	723,631	668,623	11.1%	0.7	2.5	59.6%	97.0%

Total / Weighted Average	59	97	$8,125,630	$7,816,482	$6,509,051	6.8%	1.2	2.8	65.8%	98.3%

(1)

Certain investments include multiple loans for which we made commitments to the same borrower or affiliated borrowers on the same date. The loan portfolio table excludes our one real estate owned investment.

(2)	Aggregate loan commitment represents initial loan commitments, as adjusted by reductions, less transfers which qualified for sale accounting under GAAP.
(3)	Remaining loan commitment represents an aggregate loan commitment less repayments received in respect thereof.
(4)	Weighted averages are based on unpaid principal balance.
(5)

All-in yield represents the weighted average annualized yield to initial maturity of each loan within our loan portfolio, inclusive of coupon, origination fees, exit fees, and extension fees received, based on the applicable floating benchmark rate (if applicable), including LIBOR floors (if applicable), as of March 31, 2021.

(6)	Term to initial and fully extended maturity are measured in years. Fully extended maturity assumes all extension options are exercised by the borrower upon satisfaction of the applicable conditions.
(7)

LTV represents “loan-to-value” or “loan-to-cost”, which is calculated as our total loan commitment from time to time, as if fully funded, plus any financings that are pari passu with or senior to our loan, divided by our estimate of either (1) the value of the underlying real estate, determined in accordance with our underwriting process (typically consistent with, if not less than, the value set forth in a third-party appraisal) or (2) the borrower’s projected, fully funded cost basis in the asset, in each case as we deem appropriate for the relevant loan and other loans with similar characteristics. Underwritten values and projected costs are not updated after origination of the loan except in the case of a partial loan paydown or release of underlying collateral, material changes to expected project costs, the receipt of a new appraisal (typically in connection with financing or refinancing activity), certain loan modifications or other facts or circumstances that warrant a change in the reported loan-to-value or loan-to-cost as we deem appropriate.

(8)

Includes contiguous subordinate loans (i.e., loans for which we also hold the mortgage loan) representing aggregate loan commitments of $788.1 million, remaining loan commitments of $783.4 million, and aggregate unpaid principal balance of $617.7 million, in each case as of March 31, 2021.

In February 2021, we foreclosed on a portfolio of seven limited service hotel properties located in New York, New York that secured a $103.9 million mezzanine loan that we originated in February 2018. Neither the prior mezzanine loan nor the portfolio of hotel properties is included in the table above. Our real estate owned investment at the time of foreclosure and as of March 31, 2021 was encumbered by a $300.0 million securitized senior mortgage, which is included as a liability on our balance sheet.

The below table details our loan investments individually based on unpaid principal balance as of March 31, 2021 (dollars in thousands):

Investment(1)	Type	Origination Date	Remaining Loan Commitment(2)	Unpaid Principal Balance	Carrying Value	Coupon(3)	All-in Yield(4)	Initial Maturity	Fully Extended Maturity(5)	LTV(6)	Location	Property Type	Risk Rating
Floating rate investments
Investment 1	Senior	11/1/2019	$390,000	$390,000	$387,924	L+2.75%	4.35%	11/1/2024	11/1/2026	74.3%	NY	Multifamily	3
Investment 2	Senior	10/18/2019	330,000	290,094	288,362	L+4.95%	7.69%	10/18/2022	10/18/2024	73.3%	CA	For Sale Condo	3
Investment 3	Senior	7/12/2018	290,000	290,000	289,961	L+5.35%	7.57%	8/1/2022	8/1/2023	52.9%	NY	Hospitality	4
Investment 4(7)	Senior	9/29/2017	293,000	234,442	235,028	L+7.65%	8.78%	9/28/2021	3/28/2022	64.1%	FL	Mixed-use	4
Investment 5	Subordinate	8/22/2019	245,000	224,369	224,028	L+8.59%	11.13%	9/9/2021	9/9/2024	68.0%	IL	Office	3
Investment 6	Senior	8/20/2018	379,895	220,952	218,213	L+4.80%	6.84%	8/20/2022	8/20/2024	65.1%	VA	Mixed-use	3
Investment 7	Senior	12/27/2018	210,000	206,839	206,308	L+2.70%	3.05%	2/1/2022	2/1/2025	75.0%	NY	Mixed-use	3
Investment 8	Senior	6/29/2018	306,800	200,135	199,971	L+4.25%	5.64%	2/9/2022	8/9/2023	55.0%	NY	Mixed-use	3
Investment 9	Senior	8/14/2019	193,000	193,000	193,429	L+3.95%	6.95%	8/16/2021	8/15/2022	67.7%	NY	Hospitality	3
Investment 10	Senior	7/26/2018	205,699	170,174	169,909	L+4.87%	5.46%	7/9/2021	7/9/2022	39.1%	CA	Mixed-use	3
Investment 11(8)	Senior	5/25/2018	162,508	161,328	161,904	L+3.90%	5.91%	5/25/2021	5/25/2023	79.4%	PA	Multifamily	3
Investment 12	Senior	9/30/2019	167,500	155,208	154,753	L+3.48%	5.40%	9/9/2022	9/9/2024	56.3%	NY	Office	3
Investment 13	Senior	3/9/2018	186,500	151,940	151,393	L+7.15%	8.40%	12/31/2022	12/31/2022	96.2%	NY	For Sale Condo	4
Investment 14	Senior	2/28/2019	150,000	150,000	150,000	L+3.50%	5.28%	2/28/2022	2/28/2024	72.2%	CT	Office	3
Investment 15	Senior	1/9/2018	148,500	145,697	145,342	L+4.25%	5.52%	1/9/2022	1/9/2024	63.8%	VA	Hospitality	3
Investment 16	Senior	8/2/2018	181,000	143,840	143,110	L+6.35%	7.14%	8/2/2022	8/2/2023	66.7%	DC	Multifamily	2
Investment 17	Senior	9/7/2018	133,600	133,600	133,376	L+5.85%	8.11%	9/7/2021	9/7/2023	78.3%	NY	Land	3
Investment 18	Senior	11/27/2019	131,000	131,000	130,240	L+2.85%	5.18%	11/27/2022	11/27/2024	77.7%	FL	Multifamily	3
Investment 19	Senior	8/8/2019	154,999	129,783	128,671	L+2.95%	5.46%	8/8/2024	8/8/2026	55.8%	CA	Multifamily	3
Investment 20(8)	Subordinate	9/9/2019	128,786	122,564	122,021	L+7.88%	10.21%	9/9/2022	9/9/2024	50.1%	FL	For Sale Condo	2
Investment 21(8)	Senior	7/30/2018	129,000	120,305	120,018	L+4.50%	6.49%	7/30/2021	7/30/2023	60.4%	CA	Other	3
Investment 22	Senior	9/21/2018	116,020	116,020	116,211	L+5.25%	8.02%	10/1/2020	10/1/2021	40.9%	NY	Land	4
Investment 23	Senior	4/29/2019	120,000	115,883	115,567	L+3.20%	4.98%	4/29/2022	4/29/2024	61.5%	NY	Mixed-use	3
Investment 24	Senior	12/18/2019	127,500	115,185	114,279	L+3.75%	5.93%	12/18/2022	12/18/2024	76.7%	FL	Multifamily	3
Investment 25	Senior	9/27/2019	258,400	112,540	110,389	L+3.60%	5.85%	9/26/2023	9/26/2026	68.0%	GA	Office	3
Investment 26	Senior	2/13/2020	124,810	108,609	107,815	L+2.75%	4.31%	2/13/2024	2/13/2025	67.8%	CA	Office	3
Investment 27(7)	Senior	10/20/2016	105,404	105,404	105,931	L+5.00%	5.90%	6/19/2021	6/19/2021	62.9%	MA	Mixed-use	2
Investment 28	Senior	6/8/2018	104,250	104,250	105,343	L+7.63%	10.44%	1/15/2022	1/15/2022	78.6%	NY	Land	4
Investment 29	Senior	10/11/2017	97,500	97,500	97,294	L+4.95%	6.00%	10/31/2022	10/31/2023	79.7%	CA	Hospitality	3
Investment 30(9)	Senior	5/5/2017	95,000	95,000	94,991	L+3.65%	4.60%	5/31/2021	11/30/2022	76.6%	DC	Office	4
Investment 31	Senior	7/26/2019	91,000	91,000	90,653	L+3.05%	5.58%	7/26/2022	7/26/2024	79.1%	FL	Multifamily	2
Investment 32	Senior	3/31/2020	87,750	87,750	87,750	L+2.75%	4.32%	2/9/2023	2/9/2025	50.2%	TX	Office	3
Investment 33(7)	Subordinate	3/8/2017	85,650	85,650	86,810	L+9.80%	10.32%	3/8/2022	3/8/2023	51.0%	NY	For Sale Condo	2
Investment 34	Senior	2/1/2018	85,500	85,500	85,500	L+3.50%	4.94%	7/31/2021	7/31/2021	73.9%	CO	Multifamily	4
Investment 35	Senior	7/12/2018	81,000	81,000	80,905	L+5.35%	7.54%	8/1/2022	8/1/2023	49.1%	DC	Hospitality	4
Investment 36	Senior	7/10/2018	78,000	78,000	77,530	L+3.85%	5.91%	7/10/2023	7/10/2025	79.2%	CA	Hospitality	4
Investment 37	Senior	11/13/2018	77,500	77,500	77,500	L+3.25%	5.31%	10/22/2021	10/22/2022	79.5%	NY	Office	3
Investment 38(7)	Senior	4/5/2019	75,500	75,500	75,500	L+4.65%	6.99%	4/5/2022	4/5/2024	49.0%	NY	Mixed-use	3
Investment 39	Senior	12/14/2018	73,350	73,182	72,908	L+3.00%	5.31%	12/14/2022	12/14/2023	67.9%	DC	Multifamily	2
Investment 40	Subordinate	3/29/2018	72,506	72,506	72,996	L+9.69%	11.20%	1/26/2021	1/26/2021	52.5%	NY	Land	4
Investment 41	Senior	12/19/2019	70,000	70,000	69,848	L+3.00%	4.66%	6/19/2023	6/19/2024	74.4%	PA	Multifamily	3
Investment 42	Senior	8/2/2019	67,000	67,000	66,777	L+7.75%	11.00%	7/30/2021	7/30/2021	42.4%	NY	Land	3
Investment 43	Subordinate	9/10/2019	85,681	65,900	65,544	L+9.25%	11.48%	3/10/2022	3/10/2024	66.5%	NY	For Sale Condo	3
Investment 44	Senior	8/29/2018	60,000	60,000	59,993	L+3.85%	4.08%	8/31/2023	8/31/2023	50.8%	NY	Hospitality	3
Investment 45	Senior	10/4/2019	263,000	58,590	57,951	L+3.15%	4.96%	10/1/2023	10/1/2025	72.8%	DC	Mixed-use	3
Investment 46	Senior	9/20/2019	185,000	52,559	50,864	L+5.15%	7.25%	9/20/2023	9/20/2024	67.7%	FL	Mixed-use	3
Investment 47(7) (8)	Senior	3/21/2018	54,000	49,994	49,994	L+5.95%	7.71%	6/21/2021	3/21/2023	53.0%	CA	Multifamily	3
Investment 48(8)	Subordinate	10/5/2018	51,680	45,959	45,779	L+11.65%	13.19%	8/9/2021	2/10/2022	59.2%	FL	For Sale Condo	3
Investment 49	Senior	6/13/2018	35,721	35,721	35,663	L+3.00%	4.19%	6/13/2022	6/13/2023	49.6%	PA	Multifamily	1
Investment 50	Senior	8/7/2017	35,000	35,000	35,233	L+4.90%	6.40%	8/7/2021	8/7/2022	51.8%	NY	For Sale Condo	2
Investment 51	Senior	3/22/2021	110,135	32,920	31,826	L+4.50%	5.56%	3/22/2025	3/22/2026	65.0%	MA	Other	3
Investment 52(7)	Subordinate	12/21/2018	31,300	31,300	31,457	L+8.76%	11.69%	6/21/2021	12/21/2021	50.6%	NY	Land	3
Investment 53(7)	Senior	4/18/2019	30,000	30,000	29,883	L+5.25%	8.05%	5/1/2022	5/1/2023	71.4%	MA	Office	3
Investment 54(9)	Senior	1/15/2020	26,000	25,521	25,715	L+6.93%	9.29%	5/9/2022	2/9/2023	66.7%	IL	Office	3
Investment 55	Senior	4/1/2020	141,084	10,536	9,153	L+4.35%	6.10%	4/1/2024	4/1/2026	65.0%	TN	Office	3

Floating Rate Total / Weighted Average(10)			$7,719,028	$6,414,249	$6,395,513	L+4.88%	6.71%			65.6%

Investment 56	Senior	8/2/2019	59,427	59,427	59,381	12.00%	12.52%	2/2/2022	2/2/2024	79.2%	NY	For Sale Condo	3
Investment 57	Subordinate	1/24/2020	22,100	19,448	19,227	11.75%	12.10%	7/24/2023	7/24/2025	80.0%	PA	Multifamily	3
Investment 58	Senior	7/1/2019	15,000	15,000	9,000	15.00%	15.00%	12/30/2020	12/30/2020	n/a	n/a	Other	5
Investment 59	Subordinate	8/2/2018	927	927	922	7.00%	7.34%	8/2/2021	8/2/2023	75.8%	NY	Other	1

Fixed Rate Total / Weighted Average(7)			$97,454	$94,802	$88,530	12.37%	12.78%			79.3%

Total / Weighted Average(7)			$7,816,482	$6,509,051	$6,484,043		6.80%			65.8%

(1)	Certain investments include multiple loans for which we made commitments to the same borrower or affiliated borrowers on the same date.
(2)	Remaining loan commitment represents initial loan commitments, as adjusted by reductions, less transfers which qualified for sale accounting under GAAP, less repayments received in respect thereof.

(3)	One-month LIBOR as of March 31, 2021 was 0.11%, and 94.5% of our floating rate loans have LIBOR floors with a weighted average LIBOR floor of 1.50%.
(4)

All-in yield represents the weighted average annualized yield to initial maturity of each loan within our loan portfolio, inclusive of coupon, origination fees, exit fees, and extension fees received based on the applicable floating benchmark rate (if applicable), including LIBOR floors (if applicable), as of March 31, 2021.

(5)	Fully extended maturity assumes all extension options are exercised by the borrower upon satisfaction of the applicable conditions.
(6)

LTV represents “loan-to-value” or “loan-to-cost”, which is calculated as our total loan commitment from time to time, as if fully funded, plus any financings that are pari passu with or senior to our loan, divided by our estimate of either (1) the value of the underlying real estate, determined in accordance with our underwriting process (typically consistent with, if not less than, the value set forth in a third-party appraisal) or (2) the borrower’s projected, fully funded cost basis in the asset, in each case as we deem appropriate for the relevant loan and other loans with similar characteristics. Underwritten values and projected costs are not updated after origination of the loan except in the case of a partial loan paydown or release of underlying collateral, material changes to expected project costs, the receipt of a new appraisal (typically in connection with financing or refinancing activity), certain loan modifications or other facts or circumstances that warrant a change in the reported loan-to-value or loan-to-cost as we deem appropriate.

(7)	Initial maturity reflects an extension option that was exercised subsequent to March 31, 2021.
(8)	Loan was fully repaid subsequent to March 31, 2021.
(9)	Company remains in active discussion with the borrower to finalize terms of an extension.
(10)	Weighted averages are based on unpaid principal balance.

The following charts illustrate the diversification of our loan portfolio (based on location, including within the New York metropolitan area, underlying property type, including within the New York metropolitan area, loan purpose, type of investment, investment size and LTV, excluding our real estate owned investment), as of March 31, 2021 (based on unpaid principal balance):

(1)

We may structure our investment on a property to include both a senior mortgage and a subordinate loan component, which we refer to as a contiguous subordinate loan. We believe these investments are most similar to our other senior loans in comparison to other loan types given their overall credit quality and risk profile.

(2)	These charts do not include our real estate owned investment.
(3)

LTV represents “loan-to-value” or “loan-to-cost”, which is calculated as our total loan commitment from time to time, as if fully funded, plus any financings that are pari passu with or senior to our loan, divided by our estimate of either (1) the value of the underlying real estate, determined in accordance with our underwriting process (typically consistent with, if not less than, the value set forth in a third-party appraisal) or (2) the borrower’s projected, fully funded cost basis in the asset, in each case as we deem appropriate for the relevant loan and other loans with similar characteristics. Underwritten values and projected costs are not updated after origination of the loan except in the case of a partial loan paydown or release of underlying collateral, material changes to expected project costs, the receipt of a new appraisal (typically in connection with financing or refinancing activity), certain loan modifications or other facts or circumstances that warrant a change in the reported loan-to-value or loan-to-cost as we deem appropriate.

As of March 31, 2021, no individual investment represented more than 6.0% of our loan portfolio, our five largest investments represented 22.0% of our loan portfolio, and our 15 largest investments represented 48.9% of our loan portfolio (in each case, based on unpaid principal balance). As of March 31, 2021, 41.3% of our loans are secured by real estate located in the New York metropolitan area, of which the four largest submarkets were Midtown, Brooklyn, Hudson Yards and Downtown, representing 40.7%, 21.1%, 17.2% and 12.8% of our New York metropolitan loan portfolio, respectively, and the four largest property types included mixed-use, hospitality, land, and for sale condominium, representing 22.3%, 20.2%, 19.5% and 14.8% of our New York metropolitan loan portfolio, respectively (in each case, based on unpaid principal balance). Our loan portfolio excludes our one real estate owned investment comprised of a portfolio of seven limited service hotel properties located in New York, New York.

As of March 31, 2021, hospitality represented 14.5% of our loan portfolio’s unpaid principal balance and included seven investments, with approximately 2,682 keys, a basis of approximately $422,000 per key, an unpaid principal balance of approximately $945.2 million and a weighted average LTV of 62.1%. Our hospitality loan investments focus on non-union and limited service hotels to manage cost structure and mitigate risk profile and currently includes 857 union hotels, which are each backed by a borrower with significant cash equity at risk. Our current hospitality loan portfolio consists of 1,825 union hotels backed by borrowers with significant cash equity. We believe our hospitality portfolio meets our key investment tenets while providing yield enhancements to our larger portfolio. Our real estate owned investment, consisting of seven limited service hotel properties located in New York, New York, is not included in these charts. The following chart illustrates the diversification of our hospitality loan concentration (excluding our real estate owned investment) by market as of March 31, 2021 (based on unpaid principal balance):

As of March 31, 2021, the for sale condominium sector represented 13.2% of our loan portfolio’s unpaid principal balance and included eight investments with an unpaid principal balance of approximately $856.6 million and a weighted average LTV of 70.1%. The following chart illustrates the diversification of our for sale condominium concentration by market as of March 31, 2021 (based on unpaid principal balance):

As of March 31, 2021, the office sector represented 16.5% of our loan portfolio’s unpaid principal balance and included 11 investments with an unpaid principal balance of approximately $1.1 billion and a weighted average LTV of 67.0%. The following chart illustrates the diversification of our office concentration by market as of March 31, 2021 (based on unpaid principal balance):

As of March 31, 2021, the land sector represented 8.1% of our loan portfolio’s unpaid principal balance with a weighted average LTV of 62.1%. We believe our land loans generally have higher weighted average all-in-yields on a property by property basis, higher whole loan coupons than lighter transitional loans and are generally fully funded at origination and use less leverage, with opportunities to extend duration and pricing. Additionally, land loans have the added benefit of potentially giving rise to future construction lending opportunities.

As of March 31, 2021, construction loans represented 25.4% of our loan portfolio’s unpaid principal balance with a weighted average LTV of 64.6%. We believe our construction loans generally provide for higher whole loan returns than lighter transitional loans, and origination and exit fees on our land loans typically are a more significant component of our returns. Our loan portfolio excludes our real estate owned investment.

Our Loan Origination Pipeline

From August 25, 2015 through March 31, 2021, our team of experienced investment professionals had:

•

evaluated over 1,100 potential CRE lending opportunities totaling approximately $174.1 billion of CRE lending opportunities to determine if they qualified as target assets and satisfied our investment strategy;

•	selected for further evaluation 292 potential transactions comprising approximately $168.2 billion of aggregate loan commitments;

•	closed 84 investments with aggregate loan commitments of $11.4 billion.

As a result, we believe our team has significant visibility and opportunity to originate transitional loans that meet our criteria.

As of                 , 2021, we have a loan origination pipeline that is in various stages of our underwriting process, representing potential total loan commitments of approximately $             , of which $             represents loan commitments under executed non-binding term sheets. Each investment remains subject to satisfactory completion of our diligence, underwriting, documentation, and investment approval process, and as such, we cannot give assurance that any of these potential investments will close on our anticipated terms, or at all.

Our Financing Strategy

We use diverse financing sources as part of a disciplined financing strategy. To date, we have financed our business through a combination of common stock issuances, repurchase facilities, asset-specific financing structures and our Secured Term Loan borrowings. The amount and type of leverage we may employ for particular loans will depend on our Manager’s assessment of such loan’s characteristics, including the level of in place, if any, and projected stabilized operating cash flow, credit quality, liquidity, price volatility and other risks of the underlying collateral as well as the availability and attractiveness of particular types of financing at the relevant time. We seek to minimize the risks associated with recourse borrowings and generally seek to match-fund our investments by minimizing the differences between the durations and indices of our investments and those of our liabilities, respectively, including in certain cases the potential use of derivatives; however, under certain circumstances, we may determine not to do so or we may otherwise be unable to do so. We also seek to diversify our financing counterparties.

As of March 31, 2021, we had $4.1 billion of capacity under our repurchase facilities, of which $2.7 billion was drawn. We currently have master repurchase agreements with six counterparties, including JPMorgan Chase Bank, National Association and Morgan Stanley Bank, N.A., who are affiliates of underwriters in this offering, and Barclays Bank PLC, Deutsche Bank AG, Cayman Islands Branch, Goldman Sachs Bank USA and Société Générale, New York Branch. The weighted average remaining term, including extensions, of our repurchase facilities, based on unpaid principal balance, was 2.4 years as of March 31, 2021. As our capital base increases and our loan portfolio grows, we may further expand, reduce, and diversify our repurchase agreement financing capacity and the number of counterparties with whom we conduct business.

We also utilize multiple asset specific financing structures, with terms that are typically matched to the underlying loan asset. As of March 31, 2021, we had unpaid principal balance of $854.4 million related to asset-specific financing structures with total capacity of $1.0 billion. The asset-specific financing structures we utilize include notes payable arrangements and syndications of senior participations in the whole loans we originate, which may take the form of an A-Note (where we would retain the subordinated mortgage interest) or mortgage (where we would retain the mezzanine loan), among other financing structures. An A-Note is a senior participation interest in a mortgage loan secured by CRE assets.

Under certain circumstances, we utilize asset-specific financing structures that are considered non-consolidated senior interests, and therefore not reflected on our balance sheet. As of March 31, 2021, we had $1.3 billion of non-consolidated senior interests. Such financing structures typically arise in connection with a subordinate, or mezzanine, loan held by us, and a first mortgage loan held by a third party.

On August 9, 2019, we entered into the $450.0 million Secured Term Loan, which has a maturity of August 2026. Our Secured Term Loan is primarily collateralized by a first priority security interest in selected assets, including equity pledged in certain subsidiaries and certain assets. In December 2020, we increased the capacity of our Secured Term Loan by $325.0 million. As of March 31, 2021, we had amounts outstanding under our Secured Term Loan totaling $766.6 million.

In addition, as of March 31, 2021, we had debt related to real estate owned totaling $300.0 million.

Over time, in addition to these types of financings, we may also use other forms of leverage, such as secured and unsecured credit facilities, structured financings such as CMBS and CLOs, derivative instruments and public and private secured and unsecured debt issuances by us or our subsidiaries, as well as issuances of public and private equity and equity-related securities.

As of March 31, 2021, our Total Leverage Ratio was 2.2x, and we expect that, going forward, our Total Leverage Ratio will range from 2.0x and 3.0x. As of March 31, 2021, our Net Debt-to-Equity Ratio was 1.7x.

Recent Developments

Our Loan Portfolio

Originations and Advances

Between April 1, 2021 and April 30, 2021, we originated one new investment consisting of one loan, with a commitment of $17.5 million, which was fully funded at closing. During such period, we funded $66.6 million of advances towards loan commitments outstanding as of March 31, 2021.

Repayments and Sales

Between April 1, 2021 and April 30, 2021, we received proceeds of $142.4 million from loan principal repayments.

Financing Activities

Between April 1, 2021 and April 30, 2021, we pledged one existing investment with an unpaid principal balance of $32.9 million to a repurchase facility in exchange for gross proceeds of $24.7 million. In addition, between April 1, 2021 and April 30, 2021, we borrowed $20.4 million under financing commitments that were in place as of March 31, 2021 and repaid $87.9 million of borrowings that were outstanding as of March 31, 2021.

Dividends

On April 1, 2021, we paid a dividend of $50.0 million, or $0.19 per share (inclusive of 1,169,538 shares of common stock underlying RSUs that were vested in full but not yet settled as of March 31, 2021), to our common stockholders of record as of March 19, 2021 with respect to the first quarter of 2021.

Loan Pipeline

As of             , 2021, we have a loan origination pipeline that is in various stages of our underwriting process, representing potential total loan commitments of approximately $            , of which $             represents loan commitments under executed non-binding term sheets. Each investment remains subject to satisfactory completion of our diligence, underwriting, documentation, and investment approval process, and as such, we cannot give assurance that any of these potential investments will close on our anticipated terms, or at all.

COVID-19

The global crisis resulting from the COVID-19 pandemic has had an adverse impact on our business. Although as of June 2021, the global economy has begun to recover and the widespread availability of vaccines has encouraged greater economic activity, the COVID-19 pandemic created disruptive economic conditions which have had a material adverse impact on some of our borrowers’ industries, businesses and financial condition, liquidity and results of operations. In particular, hospitality (representing the property type of our one real estate owned investment and 14.5% of our loan portfolio’s unpaid principal balance, as of March 31, 2021), office and other property types and markets such as New York, New York have been disproportionately impacted. While the adverse financial impact on our business has thus far been limited, it is not possible to estimate the duration or the severity of the financial impact that the COVID-19 pandemic could have on us in the future.

In response to these developments, we have continued our active engagement with our borrowers and ongoing monitoring of their collateral performance relative to their business plans. In some cases, we have modified, and may continue to modify, loans that have the potential to enhance or protect the value of our investments by allowing for term extensions, repurposing of reserves, temporary deferrals of interest payments, additional financing commitments, and performance test waivers, among other items, in exchange for future credit enhancements such as partial loan repayments, operating cash flow sweeps, and mandatory future principal paydowns.

From March 15, 2020 through April 30, 2021, we modified 35 investments representing $3.3 billion of unpaid principal balance, or 51.6% of our loan portfolio based on unpaid principal balance as of April 30, 2021. With respect to our loans that were modified during the pandemic, as of April 30, 2021, reported LTVs changed on sixteen of the modified investments, representing $1.6 billion of unpaid principal balance or 25.3% of the loans based on unpaid principal balance. Reported LTVs increased in modifications representing 9.0% of our loans based on unpaid principal balance and decreased in modifications representing 16.3% of our loans based on unpaid principal balance. For investments with changes to reported LTVs due to loan modifications, ten were due to an investment paydown or reduced loan commitment, four were due to an increase in construction costs or increased loan commitment, one was due to a revised appraisal and one was due to a collateral release in connection with a partial loan repayment. The loan modifications included term extensions, repurposing of reserves, temporary deferrals of interest payments, additional financing commitments, and performance test waivers, among other items, in exchange for future credit enhancements such as partial loan repayments, operating cash flow sweeps, and mandatory future principal paydowns. Only one of the modifications, relating to a loan secured by a hospitality asset in San Diego, California with an unpaid principal balance representing 1.5% of our loan portfolio as of March 31, 2021, was considered a “troubled debt restructuring” under GAAP.

On February 8, 2021, we foreclosed on a portfolio of seven limited service hotel properties located in New York, New York through a Uniform Commercial Code foreclosure. The hotel portfolio now appears as real estate owned, net on our balance sheet and at the time of foreclosure and as of March 31, 2021 was encumbered by a $300.0 million securitized senior mortgage, which is included as a liability on our balance sheet.

As of March 31, 2021, there were five investments consisting of six loans that were on non-accrual status, representing $516.0 million of unpaid principal balance, or 7.9% of our portfolio (based on unpaid principal balance), of which there were four investments consisting of five loans on non-accrual status, representing $281.5 million of unpaid principal balance, or 4.3% of our loan portfolio (based on unpaid principal balance), as a result of not being current on debt service for 90 days. Additionally, there was one investment, with an outstanding principal balance of $234.4 million, representing 3.6% of our portfolio (based on unpaid principal balance) at March 31, 2021, which had been placed on non-accrual status in the third quarter of 2020 as a result of interest payments becoming 90 days past due, which was modified in December 2020 resulting in all past due interest being paid, bringing the loan current. Pursuant to GAAP, this loan will be accounted for on a cash basis following the modification, meaning that interest income is recognized when received, until all principal and interest payments contractually due are reasonably assured and there is a consistent period of repayment by the borrower. Although this loan remains current on debt service at April 30, 2021, it is still classified as a non-accrual loan.

We believe our borrowers are generally committed to supporting the assets collateralizing our loans, evidenced in some cases by making additional equity contributions, and that we will benefit from our longstanding core business model of originating senior loans collateralized by large assets in major markets with experienced, committed, well-capitalized institutional borrowers. We believe that our loan portfolio’s weighted-average LTV of 65.8% as of March 31, 2021 reflects significant subordinate equity capital that our borrowers are motivated to protect through periods of market disruption.

With respect to financing agreements, just over half of our repurchase facilities (based on approximately $4.1 billion of total financing capacity as of March 31, 2021) permit valuation adjustments solely as a result of collateral-specific credit events. The remaining repurchase facilities contain provisions allowing our lenders to make margin calls or require additional collateral solely upon the occurrence of adverse changes in the markets or interest rate or spread fluctuations, subject to minimum thresholds, among other factors. We have not experienced any margin calls as of April 30, 2021 under any of our repurchase facilities. However, given the breadth of the COVID-19 pandemic, we have reduced the advance rate on certain assets (primarily hospitality loans) within these facilities, thereby reducing the amount we are able to borrow against such assets, and have voluntarily repaid $247.1 million of outstanding repurchase facility borrowings between March 15, 2020 and April 30, 2021 to reduce the risk of potential margin calls. We maintain frequent dialogue with our repurchase facility counterparties regarding our management of their collateral assets in light of the impact of the COVID-19 pandemic and are required to obtain consent from the applicable lender prior to entering into any loan modifications. Our other sources of debt, including asset-specific financings, our Secured Term Loan, and our securitized senior mortgage on our real estate owned investment are not subject to mark-to-market valuation adjustments or margin calls. We previously entered into select standstill agreements with our repurchase facility counterparties, which have all expired as of April 30, 2021, and may pursue additional standstill agreements if or when we deem appropriate, although there is no assurance that such efforts will be successful. See “Risk Factors—Risks Related to the COVID-19 Pandemic—The COVID-19 pandemic has had an adverse effect on us and may have a material adverse effect on us in the future and any other pandemic, epidemic or outbreak of an infectious disease in the markets in which we operate may have a material adverse effect on us in the future” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources.”

Risk Management

As part of our risk management strategy, and with routine oversight by our Board, our Manager closely monitors our portfolio. It actively oversees borrower and collateral performance against targeted objectives and manages the financing, interest rate, credit, market and counterparty risks associated with holding a portfolio of our target assets. We structure most of our loans with spread maintenance, minimum multiples and make-whole provisions to protect against early repayment. Typically, investments are structured with the equivalent of 12 to 24 months’ spread maintenance or a minimum level of income that an investment must return. Our loans are usually structured with covenants negotiated based on attributes of the underlying real estate and the key milestones set forth in the borrower’s business plan, with the objective of holding the borrower accountable for achieving those plans. Loan structures or documents commonly include (i) minimum net worth and liquidity requirements for guarantors, (ii) performance tests customized for the particular circumstances such as a construction timeline, leasing timeline, minimum lease rates per square foot, and debt service coverage requirements, in each case specifying one or more key dates, (iii) “future-funding” provisions under which a loan is funded over time but only if the borrower submits evidence that requested fundings are in accordance with the approved business plan and any applicable conditions have been satisfied and (iv) extension options subject to various conditions precedent such as meeting certain financial covenants and other tests such as a minimum debt yield or debt service coverage ratio.

Portfolio Management

We recognize the importance of active portfolio and asset management in developing a diversified portfolio and achieving our targeted returns while regularly monitoring risks associated with our portfolio. Our Manager’s portfolio and asset management activities are intended to provide not only oversight of existing investments but also forward thinking input into the origination, acquisition, asset management and capital markets process. We believe our Manager’s portfolio management practices create added value through careful monitoring of property submarkets generally versus our portfolio composition and its asset management practices do so by monitoring the performance of specific investments and seeking to enforce our rights as appropriate. For each loan, monthly operating and capital statements and annual budgets are reviewed and monitored at least quarterly for variance from business plans to proactively identify potential issues with borrower and collateral performance. Our Manager also leverages the local market insights of our Sponsor and its commonly controlled affiliates in the performance of asset management services. As the portfolio has grown and evolved since our inception we focus our portfolio management efforts underwriting recent macro market developments such as new supply in markets in which we operate, leasing, operating costs, construction costs and trends, among other things, across various property types and submarkets to assess risks and identify opportunities across our portfolio and in the markets where we invest. In addition, we actively monitor our loan and financing maturity profiles to effectively address mismatches in maturity profiles. This interactive process allows for coordinated underwriting of borrower assumptions with direct knowledge of local market conditions and expected borrower and collateral performance.

Interest Rate Hedging

Subject to maintaining our qualification as a REIT, we may, from time to time, engage in a variety of hedging transactions that seek to mitigate the effects of fluctuations in interest rates or currencies and their effects on our operations results and flows. These hedging transactions could take a variety of forms, including interest rate or currency swaps or cap agreements, options, futures contracts, forward rate or currency agreements or similar financial instruments. We expect these instruments will allow us to minimize, but not eliminate, the risk that we have to refinance our liabilities before the maturities of our assets and to reduce financial the impact of changing interest rates or currency fluctuations. Given that our loans and related financing programs are generally floating rate with matched indices, we have not had a need to hedge interest rate risks. However, we typically require our borrowers to acquire interest rate caps or provide a debt service guarantee from a creditworthy guarantor to mitigate the risk of rising interest rates adversely affecting our borrowers’ ability to make debt service payments when due.

Market Risk Management

Risk management is an integral component of our strategy to deliver returns for our stockholders. Because we originate senior and subordinate loans on transitional CRE assets, investment losses (actual losses or opportunity costs) from prepayments, defaults, interest rate volatility or other risks may meaningfully eliminate or otherwise reduce funds available for distribution to our stockholders. In addition, because we employ financial leverage in financing our portfolio, mismatches in the maturities of our assets and liabilities can create risk in the need to continually renew or otherwise refinance our liabilities. Our net interest margin will depend upon a positive spread between the returns on our portfolio and our overall cost of financing. To minimize the risks to our portfolio, we intend to actively employ portfolio-wide and asset-specific risk measurement and management processes in our operations, in part by including spread maintenance and minimum multiple provisions in our loans, generally holding our investments to maturity, generally financing such investments on a match-funded basis with respect to tenor and interest rate indices, minimizing the impact of cross collateralized financing, and proactively monitoring our borrowers’ progress towards executing their business plans. We structure most of our loans with spread maintenance, minimum multiples and make-whole provisions to protect against early repayment. Typically, investments are structured with the equivalent of 12 to 24 months’ spread maintenance or a minimum level of income that an investment must return. Our Manager’s risk management tools include proprietary analytical methods developed by our Sponsor and its affiliates. There can be no guarantee that these tools and techniques will protect us from market risks.

Credit Risk Management

Our investment strategy emphasizes prudent risk management and capital preservation by emphasizing ownership-like underwriting to relatively conservative LTV levels to insulate us from loan losses absent a significant diminution in collateral value. In addition, we seek to manage credit risk through due diligence that evaluates, among other things, title, environmental and physical condition of collateral, comparable sales and leasing analysis, the quality of and alternative uses for the real estate being underwritten, submarket trends, our Manager’s track record and financial wherewithal to execute their business plan and support any of their guarantee obligations, as well as the reasonableness of the borrower’s projections. We also manage credit risk through proactive investment monitoring and reporting by our asset management team, including a comprehensive quarterly review of each loan in the portfolio conducted with the Investment Committee. Finally, whenever possible, we limit our own leverage to non-recourse, match-funded financing. Notwithstanding these efforts, there can be no assurance that we will be able to avoid losses. Our investment guidelines do not limit the amount of our equity that may be invested in any type of our target assets in any geographic area. Our investment decisions will depend on prevailing market conditions and may change over time in response to opportunities available in different interest rate, economic and credit environments. As a result, we cannot predict the percentage of our equity that will be invested in any individual target asset type, borrower, collateral or collateral type or location at any given time, and concentration in any target asset type, borrower, collateral or collateral type or geographic market could subject us to greater risk.

Conflicts of Interest

For a discussion of the conflicts of interest facing our company and our policies to address these conflicts, see “Our Manager and the Management Agreement—Conflicts of Interest.”

Policies With Respect to Certain Other Activities

If our Board determines that additional financing is required, we may raise such funds through additional offerings of equity or debt securities or the retention of cash flow (subject to provisions in the Code concerning distribution requirements and the taxability of undistributed REIT taxable income) or a combination of these methods. Prior to this offering, we completed private placement offerings of shares of our common stock. If our Board determines to raise additional equity capital, it has the authority, generally without stockholder approval, to issue additional common stock or preferred stock in any manner and on such terms and for such consideration as it deems appropriate, at any time.

In addition, to the extent available, we may borrow money to finance the origination or acquisition of our investments. We may use traditional forms of financing, including common stock issuances, repurchase facilities, asset-specific financing structures and secured term loan borrowings. We may also use other forms of leverage, such as secured and unsecured credit facilities, structured financings such as CMBS and CLOs, derivative instruments and public and private secured and unsecured debt issuances by us or our subsidiaries, as well as issuances of public and private equity and equity-related securities. Prior to this offering, we financed our target assets through a variety of means, including the syndication of non-consolidated senior interests, notes payable, borrowings under our repurchase facilities, the syndication of pari passu portions of our loans, the syndication of senior participations in our originated senior loans and our Secured Term Loan. Our investment guidelines and our portfolio and leverage will be periodically reviewed by our Board as part of their oversight of our Manager.

We primarily engage in the origination of senior and subordinate loans on transitional CRE assets. See “Business—Our Investment Strategy.”

As of the date of this prospectus, we do not intend to offer equity or debt securities in exchange for property, to underwrite the securities of other issuers or to repurchase or otherwise reacquire shares of our capital stock or other securities other than as described in this prospectus.

We may invest in the debt securities of other REITs or other entities engaged in real estate operating or financing activities, but not for the purpose of exercising control over such entities.

We intend to make available to our stockholders our annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Our Board may change any of these policies without prior notice to or a vote of our stockholders.

Our Structure

We were organized as a Maryland corporation on April 29, 2015 and commenced operations on August 25, 2015. The following chart summarizes our organizational structure and equity ownership as of                 , 2021 after giving effect to the completion of this offering:

(1)	Reflects initial investment by our Sponsor Parties in Claros REIT Holdings. Does not include interests in us resulting from grants of RSUs under the 2016 Plan.
(2)

Includes 1,169,538 shares of common stock underlying RSUs that are vested in full but not yet settled and 2,219,588 shares of common stock underlying unvested RSUs that are expected to vest in full as of the date of this prospectus. Does not reflect future grants of equity awards under the 2016 Plan. See “Management—Compensation of Executives—2016 Incentive Award Plan.”

(3)	As of , we have issued shares of our common stock to other third-party investors.
(4)

Our initial investor, Claros REIT Holdings, whose affiliates also own an interest in our Manager, will own approximately        % of our outstanding common stock upon completion of this offering. As of                 , ownership of Claros REIT Holdings was as follows: (a) advisory clients of Almanac (whose affiliates also own an interest in our Manager), together owned approximately         % of Claros REIT Holdings and (b) the Sponsor Parties collectively owned approximately         % of Claros REIT Holdings.

Investment Process

Through our Manager’s relationship with our Sponsor, our Manager has access to an origination and acquisition team of experienced real estate professionals supported by a variety of resources. This team is responsible for underwriting the market, the applicable property sector, the underlying asset serving as collateral for our loan, the borrower and the borrower’s business plan, developing financial models to validate returns and assess collateral performance under various downside scenarios, structuring transactions and leading the due diligence and loan documentation process. The team receives assistance from affiliates as necessary with respect to underwriting, due diligence, construction, legal, tax and finance matters. We believe these functions align our interests with our stockholders’ interests in all aspects of the investment process. Our origination and acquisition team holds regular meetings (typically at least weekly) where members share their observations on recent and prospective lending opportunities, market events and activities, the impact of regulatory and other applicable policy changes, our investment strategy and discuss transactions of potential interest and provide updates on our pipeline, and, along with our asset and portfolio management team, provide updates on portfolio composition and recent developments in our portfolio. Our investment process includes the sourcing and screening of borrowers and related investment opportunities, assessing loan suitability, evaluating cash flow and collateral performance, reviewing legal structure and investment structuring (including loan terms), as appropriate, to generate attractive risk-adjusted returns on our investments. Upon identification of an investment opportunity, the investment is screened and monitored by our Manager to determine its impact on maintaining our REIT qualification and our exclusion from registration under the 1940 Act. We seek to make investments in markets, properties and property sectors where our Sponsor or its affiliates have significant experience and in many cases a local operating presence.

Our Manager evaluates each of our investment opportunities based on its expected risk-adjusted return relative to the returns available from other comparable investments. In addition, our Manager evaluates new opportunities based on their relative expected returns compared to recently originated comparable positions held in our portfolio, other investment vehicles managed by our Sponsor and other market opportunities. Another significant element of our evaluation is the terms of financing available to us to fund an investment opportunity, as well as any risks posed by illiquidity or correlations with other investments in the portfolio (property type, geography, loan type, and borrower concentrations, among others). Our Manager conducts extensive due diligence with respect to each borrower by, among other things, examining and monitoring the capabilities and creditworthiness of such borrower, including past performance, as well as performing extensive due diligence on the collateral and business plan underlying such loan, including title, environmental, property condition and structural reviews, third-party appraisals, reviews of in-place leases and local market trends, among other factors.

Additionally, MRECS’ Investment Committee advises and consults with our Manager with respect to our investment strategy, investment portfolio holdings, sourcing, financing and leverage strategies and investment guidelines and currently approves all of our investments. The voting members of MRECS’ Investment Committee have, on average, over 30 years of real estate investment experience.

Our disciplined underwriting process includes the following steps:

Step 1: Sourcing / idea generation and screening

We source attractive lending opportunities that are consistent with our investment strategy through an extensive, worldwide network of industry relationships and investment partners. Our Sponsor’s principals have a strong track record of sourcing and originating investment opportunities. Due to our reputation as a flexible and creative lender, we have a robust flow of investment opportunities to evaluate. During this stage of our process, we perform preliminary risk / return analysis and review market trends, preliminary valuation assessment, the borrowers and their business plans, tenants, general contractors, construction costs, and land bases. We also examine the underlying property performance and evaluate any potential for value-added elements in order to maximize value.

Step 2: Due diligence

We perform comprehensive due diligence on each potential investment, including intensive proprietary analysis of the underlying collateral through site visits as well as an examination of comparable market transactions, third party reports, and underwriting performed by the borrower. We review the borrower’s business plan, drawing upon our Sponsor’s specialized CRE equity investment, CRE development capabilities, as well as our debt underwriting skills. We stress test each investment to evaluate the impact of changes in market fundamentals and cap rates, the possibility of borrower default, and the potential for loan extension needs on various credit metrics. Findings are documented in a memorandum that is reviewed by MRECS’ Investment Committee.

Step 3: Investment committee / execution

Voting members of the Investment Committee average more than 30 years of investment experience. Our process requires a supermajority of the Investment Committee members to approve a transaction before an investment can be made. The Investment Committee evaluates borrowers’ motivations, reviews the risk / return of each investment versus the comparable market values and competitive position of underlying collateral, establishes and manages portfolio construction parameters, consider feedback from financing partners, as applicable, and overlays global economic knowledge and outlook.

Step 4: Risk / asset management

We emphasize capital preservation and risk-adjusted returns. We perform active, ongoing monitoring and review of collateral performance, borrower follow on funding requests (as applicable), borrower compliance with borrower’s business plan and reporting requirements, and guarantor financial covenants. We regularly report back to MRECS’ origination team and Investment Committee on such activities. In addition, we employ conservative financing strategies, have contingency plans in the event of borrower defaults, and utilize expertise in hedging interest rate and foreign exchange exposure when necessary.

Investment Guidelines

Our Board has established the following investment guidelines:

•	No investment will be made that would cause the Company to fail to qualify as a REIT for U.S. federal income tax purposes.

•	No investment will be made that would require the Company to register as an investment company under the 1940 Act.

•

Prior to the deployment of capital into investments, our Manager may cause the capital of the Company to be invested in any interest-bearing short-term investments, including money market funds, bank accounts, overnight repurchase agreements with primary federal reserve bank dealers collateralized by direct U.S. government obligations and other instruments or investments reasonably determined by our Manager to be of high quality.

Our investment guidelines may be changed from time to time by our Board without our stockholders’ consent.

Subject to maintaining our qualification as a REIT for U.S. federal income tax purposes and our exclusion from registration under the 1940 Act, we typically seek to originate or acquire loans with initial terms of between two and four years. We intend to hold our loans to maturity. However, in order to maximize returns and manage portfolio risk while remaining opportunistic, we may dispose of loans earlier than anticipated or hold loans longer than anticipated if we determine it to be appropriate depending upon prevailing market conditions or factors regarding a loan or broader portfolio management factors. Additionally, our intention is that no more than 25% of our book value will be attributed to investments located outside of the U.S. To date, we have only invested in the U.S.

Operating and Regulatory Structure

REIT Qualification

We have elected and believe we have qualified to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2015. We believe that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT. To qualify as a REIT, we must meet on a continuing basis, through our organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our dividend levels and the diversity of ownership of shares of our stock. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we failed to qualify as a REIT. Even if we qualify for taxation as a REIT, we may be subject to some U.S. federal, state and local taxes on our income or property. For more information regarding our election to qualify as a REIT, please see “Risk Factors—U.S. Federal Income Tax Risks” and “Material U.S. Federal Income Tax Considerations.”

1940 Act

We intend to conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of “investment company” set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

We are organized as a holding company and conduct our businesses primarily through our subsidiaries. We intend to conduct our operations so that we comply with the 40% test. The securities issued by any wholly-owned or majority-owned subsidiaries that we may form in the future that are excepted from the definition of “investment company” based on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe that we will not be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through our subsidiaries, we are primarily engaged in non-investment company businesses related to real estate.

The determination of whether an entity is a majority-owned subsidiary of our company is made by us. The 1940 Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The 1940 Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. Generally, we treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested that the SEC or its staff approve our treatment of any company as a majority-owned subsidiary, and neither the SEC nor its staff has done so. If the SEC or its staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy or assets could have a material adverse effect on us.

We expect that most of our majority-owned subsidiaries will not be relying on either Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. As a result, we expect that our interests in these subsidiaries (which we expect will constitute a substantial majority of our assets) will not constitute “investment securities” for purposes of the 40% test. Consequently, we expect to be able to conduct our operations so that we are not required to register as an investment company under the 1940 Act.

We expect certain of our subsidiaries to qualify for the exclusion from the definition of “investment company” pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for certain entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” To qualify for the exclusion pursuant to Section 3(c)(5)(C), based on positions set forth by the staff of the SEC, each such subsidiary generally is required to hold (i) at least 55% of its assets in qualifying real estate assets and (ii) at least 80% of its assets in qualifying real estate assets and real estate-related assets. For our majority- or wholly-owned subsidiaries that will maintain this exclusion or another exclusion or exception under the 1940 Act (other than Section 3(c)(1) or Section 3(c)(7) thereof), our interests in these subsidiaries will not constitute “investment securities.” We expect each of our subsidiaries relying on Section 3(c)(5)(C) to rely on guidance published by the SEC staff or on our analyses of guidance published with respect to other types of assets to determine which assets are qualifying real estate assets and real estate-related assets.

Specifically, based on certain no-action letters and other guidance issued by the SEC staff, we expect to treat certain mortgage loans, mezzanine loans, subordinated mortgage interests and certain other assets that represent an actual interest in CRE or are a loan or lien fully secured by CRE as qualifying real estate assets. On the other hand, we expect to treat certain other types of mortgages, securities of REITs and certain other indirect interests in CRE as real estate-related assets. The SEC staff has not, however, published guidance with respect to the treatment of some of these assets under Section 3(c)(5)(C). To the extent the SEC staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategy or assets accordingly. There can be no assurance that we will be able to maintain this exclusion from registration for certain of our subsidiaries. In addition, we may be limited in our ability to make certain investments, and these limitations could result in a subsidiary holding assets we might wish to sell or selling assets we might wish to hold.

We may hold a portion of our investments through partnerships, joint ventures, securitization vehicles or other entities with third-party investors. In connection with any such investment, and consistent with no-action letters and other guidance issued by the SEC staff addressing the classification of such investments for 1940 Act purposes, we generally intend to be active in the management and operation of any such entity and have the right to approve major decisions. We will not participate in joint ventures or similar arrangements in which we do not have or share control to the extent that we believe such participation would potentially threaten our ability to conduct our operations so that we comply with the 40% test or would otherwise potentially render any of our subsidiaries seeking to rely on Section 3(c)(5)(C) unable to rely on such exclusion.

It is possible that some of our subsidiaries may seek to rely on the 1940 Act exemption provided to certain structured financing vehicles by Rule 3a-7. Any such subsidiary would need to be structured to comply with any guidance that may be issued by the Division of Investment Management of the SEC on the restrictions contained in Rule 3a-7. In certain circumstances, compliance with Rule 3a-7 may require, among other things, that the indenture governing the subsidiary include limitations on the types of assets the subsidiary may sell or acquire out of the proceeds of assets that mature, are refinanced or otherwise sold, on the period of time during which such transactions may occur, and on the level of transactions that may occur. We expect that the aggregate value of our interests in subsidiaries that may in the future seek to rely on Rule 3a-7, if any, will comprise less than 20% of our total assets on an unconsolidated basis.

As a consequence of our seeking to avoid the need to register under the 1940 Act on an ongoing basis, we and/or our subsidiaries may be restricted from making certain investments or may structure investments in a manner that would be less advantageous to us than would be the case in the absence of such requirements. For example, these restrictions will limit the ability of our subsidiaries to invest directly in CMBS that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and certain asset-backed securities, and equity interests in real estate companies or in assets not related to real estate. Further, the mortgage-related investments that we acquire are limited by the provisions of the 1940 Act and the rules and regulations promulgated thereunder. We also may be required at times to adopt less efficient methods of financing certain of our mortgage-related investments, and we may be precluded from acquiring certain types of mortgage-related investments. Additionally, Section 3(c)(5)(C) of the 1940 Act prohibits us from issuing redeemable securities. If we fail to qualify for an exemption from registration as an investment company under the 1940 Act or an exclusion from the definition of an investment company, our ability to use leverage would be substantially reduced, and we would not be able to conduct our business as described in this prospectus.

No assurance can be given that the SEC staff will concur with our classification of our or our subsidiaries’ assets or that the SEC staff will not, in the future, issue further guidance that may require us to reclassify those assets for purposes of qualifying for an exclusion or exemption from registration under the 1940 Act. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the definition of “investment company” and the exclusions or exceptions to that definition, we may be required to adjust our investment strategies accordingly.

Additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategies we have chosen. If the SEC or its staff take a position contrary to our view with respect to the characterization of any of the assets or securities we invest in, we may be deemed an unregistered investment company. Therefore, in order not to be required to register as an investment company, we may need to dispose of a significant portion of our assets or securities or acquire significant other additional assets that may have lower returns than our expected portfolio, or we may need to modify our business plan to register as an investment company, which would result in significantly increased operating expenses and would likely entail significantly reducing our indebtedness, which could also require us to sell a significant portion of our assets, which would likely reduce our profitability. We cannot assure you that we would be able to complete these dispositions or acquisitions of assets, or deleveraging, on favorable terms, or at all. Consequently, any modification of our business plan could have a material adverse effect on us.

There can be no assurance that we and our subsidiaries will be able to successfully avoid operating as an unregistered investment company. If the SEC determined that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would potentially be unable to enforce contracts with third parties and that third parties could seek to obtain rescission of transactions undertaken during the period for which it was established that we were an unregistered investment company. Any of these results would have a material adverse effect on us. Since we will not be subject to the 1940 Act, we will not be subject to its substantive provisions, including but not limited to, provisions requiring diversification of investments, limiting leverage and restricting investments in illiquid assets. See “Risk Factors—Risks Related to Our Organization and Structure.”

Competition

Our success depends, in part, on our ability to originate, acquire or manage assets at favorable spreads over our borrowing costs. In originating, acquiring and managing our target assets, we compete with other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, financial institutions, governmental bodies and other entities. In addition, there are numerous REITs and non-banking commercial lending platforms with similar asset origination, acquisition and management objectives and others may be organized in the future. These lenders will increase competition for the available supply of CRE debt on transitional assets suitable for purchase, origination and management. Many of our anticipated competitors are significantly larger than we are and have considerably greater financial, technical, marketing and other resources than we do. Some competitors may have a lower cost of funds and access to financing sources that are not available to us, such as the U.S. Government and the FHLB system. Many of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exclusion from registration under the 1940 Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Current market conditions, as well as changing marketing conditions from time to time, may attract more competitors, which may increase the supply of financing sources, which could adversely affect the volume and cost of our loans, and thereby adversely affect the market price of our common stock. In the face of this competition, we have access to our Manager’s and our Sponsor’s professionals and their industry expertise, which may provide us with a competitive advantage and help us assess investment risks and determine appropriate terms for certain potential investments. We believe these relationships enable us to compete more effectively for attractive investment opportunities. However, we may not be able to achieve our business goals or expectations due to the competitive risks that we face. For additional information concerning these competitive risks, see “Risk Factors—Risks Related to Our Investments—We operate in a competitive market for the origination and acquisition of attractive investment opportunities and competition may limit our ability to originate or acquire attractive risk-adjusted investments in our target assets, which could have a material adverse effect on us.”

Staffing

We are externally managed and advised by our Manager pursuant to the Management Agreement between our Manager and us. Our executive officers also serve as officers of our Sponsor. Our Manager has ongoing access to our Sponsor’s senior management team as part of the services agreement between MRECS and our Manager. We and our Manager do not have any employees. See “Our Manager and the Management Agreement—Management Agreement.”

Legal Proceedings

Neither we nor our Manager is currently subject to any legal proceedings that we or our Manager consider to be material.

OUR MANAGER AND THE MANAGEMENT AGREEMENT

General

We are externally managed and advised by our Manager. Our Manager is at all times subject to supervision, direction and management through our Board. Pursuant to the terms of the Management Agreement, our Manager is responsible for administering (or engaging and overseeing external vendors that administer) our business activities and day-to-day operations and provides us with our management team and other necessary professionals and support personnel through a services agreement with MRECS. Our Manager has access to our Sponsor’s broader infrastructure, including a cross-disciplinary team of real estate professionals outside of MRECS that our Manager expects to leverage on an informal basis in some cases without us incurring additional cost. All of our officers are employees or principals of MRECS or its affiliates. The executive offices of our Manager are located at c/o Mack Real Estate Credit Strategies, L.P., 60 Columbus Circle, 20th Floor, New York, New York 10023, and the telephone number of our Manager’s executive offices is (212) 484-0050.

Our Manager has ongoing access to our MRECS’ senior management team as part of a services agreement between MRECS and our Manager. In addition, by virtue of the common ownership and control between our Manager and our Sponsor, our Manager also has access to the other personnel of our Sponsor and its affiliates. We believe our Manager benefits from access to individuals with extensive experience in identifying, analyzing, acquiring, financing, hedging, managing and operating real estate investments across investment cycles, geographies, property types, investment types and strategies, including debt and equity interests, controlling and non-controlling investments, corporate and securities investments (including CMBS) and a variety of joint ventures. We believe that this experience of our Sponsor and its affiliates enables our Manager to underwrite, originate and manage loans that facilitate the successful transition of CRE assets, with an appropriate level of execution risk and, in its judgment, relatively limited basis risk. Our Manager is led by Richard Mack, Michael McGillis, Kevin Cullinan, Priyanka Garg, and other members of our Sponsor’s senior management team.

We believe our relationship with our Manager and Sponsor provides us with significant advantages in sourcing, evaluating, underwriting and managing our target assets. Our Sponsor’s personnel have long-standing relationships with the institutional real estate investment community as well as extensive corporate finance, real estate brokerage, capital markets service providers, borrower and lending relationships that we believe will facilitate our origination of attractive and creative transactions and enable us to finance our business.

Sponsor Executive Information

Principals	Age
Richard Mack	53
Michael McGillis	59
Kevin Cullinan	34
Priyanka Garg	45

Set forth below is biographical information for certain principals and select senior management of our Sponsor.

Richard Mack, Chief Executive Officer and Chairman: Mr. Mack co-founded MRECS in 2014 and has served as Chief Executive Officer, a Managing Partner and a member of the Investment Committee since its founding. He also co-founded MREG in 2013 and has served as Chief Executive Officer since its founding. Mr. Mack joined AREA Property Partners (formerly known as Apollo Real Estate Advisers) in 1993, the year of its formation, as one of the initial employees and prior to founding MREG was the Chief Executive Officer of AREA’s North American business and a member of that firm’s U.S. and European Investment Committees. Over 20 years, Mr. Mack was involved in the investment of billions of equity capital in debt and equity real estate transactions on behalf of AREA’s primarily institutional investors and was specifically responsible for creating new business lines to capitalize on evolving market trends, including a subordinate debt business and ArCap, a subordinate CMBS investor and special servicer. Previously, Mr. Mack had been a member of the Real Estate Investment Banking Department at Shearson Lehman Hutton. Mr. Mack serves on the Wharton School of Business Undergraduate Advisory Board and taught a course on Real Estate Disruption with Professor Gilles Duranton at Wharton in the Fall 2019 semester. Mr. Mack serves on the Board of Trustees of both the Randall’s Island Sports Foundation and the Child Mind Institute, and on the board of directors of the 92nd Street Y. He is president emeritus of the HES Community Center in Canarsie, Brooklyn and a member of the Robin Hood Foundation’s Housing & Homelessness Committee. Most recently, Mr. Mack was elected as board member of the Metropolitan Council on Jewish Poverty. Mr. Mack earned a B.S. in Economics from the Wharton School of the University of Pennsylvania and a J.D. from the Columbia University School of Law. We believe Mr. Mack is qualified to serve on our Board based on his extensive experience in real estate investment, as well as his deep knowledge of our business.

Michael McGillis, President, Chief Financial Officer and Director: Mr. McGillis joined MRECS in 2015 and has served as Chief Financial Officer and a member of the Investment Committee since 2015, and as our President and a Director since May 2021. Prior to joining MRECS, Mr. McGillis worked at J.E. Robert Companies, or JER, from January 2006 to January 2015, where he was the Managing Director, Head of U.S. Funds and Chief Financial Officer. He was responsible for asset and portfolio management, capital markets, investor relations and financial management activities for a series of private equity real estate funds focused on both CRE debt and equity investments. Between 2006 and 2011, Mr. McGillis served in a variety of capacities at JER including as the Chief Financial Officer of JER, Chief Financial Officer of JER’s U.S. fund business and Chief Financial Officer of JER Investors Trust, an externally managed, publicly-traded mortgage REIT, for which he was also a member of the board of directors. Mr. McGillis was a member of JER’s management committee, investment committee, valuation committee, and the boards of directors of various JER portfolio companies. Prior to joining JER, Mr. McGillis was employed in various senior finance and investment management capacities by Freddie Mac, Starcom Holdings, AEW Capital Management, Robertson-Ceco and Price Waterhouse. Mr. McGillis graduated magna cum laude from Northeastern University with a B.S. in Business Administration and is a CPA (inactive). We believe Mr. McGillis is qualified to serve on our Board based on his extensive experience in real estate investment, finance and his deep knowledge of our business.

Kevin Cullinan, Vice President: Mr. Cullinan is a Managing Director of MRECS, Co-Head of Credit Strategies and Head of Investments. In this role, Mr. Cullinan oversees a team of investment professionals that is responsible for sourcing, underwriting, structuring and executing new investments. Mr. Cullinan is a member of the MRECS’ Investment Committee. Prior to joining MRECS in 2015, he spent four years on the Global Real Assets team at J.P. Morgan Investment Management and previously worked at a family office in New York, New York and CBRE. Mr. Cullinan earned his BBA with a concentration in finance from Loyola University of Maryland.

Priyanka Garg, Vice President: Ms. Garg is a Managing Director of MRECS, Co-Head of Credit Strategies and Head of Portfolio and Asset Management. She joined MRECS in 2020, is a member of its Investment Committee and has more than 20 years of hands-on real estate investment management experience, including leadership positions at Treeview Real Estate Advisors and Westbrook Partners. Her prior professional experience includes positions with Perry Capital Real Estate Partners and Goldman Sachs, in its Whitehall Real Estate Funds group. Ms. Garg earned a B.S. in Economics from the Wharton School of the University of Pennsylvania, a Masters of Arts in Education from Stanford University School of Education and an MBA from Stanford University Graduate School of Business.

Management Agreement

We entered into the Management Agreement with our Manager on August 25, 2015, which we amended and restated on July 8, 2016. Pursuant to the terms of the Management Agreement, our Manager is responsible for administering (or engaging and overseeing external vendors that administer) our business activities and day-to-day operations and, through a services agreement with MRECS, provides us with our management team and other necessary professionals and support personnel. The services rendered by our Manager pursuant to the Management Agreement are for our benefit as well as the benefit of each of our subsidiaries. The Management Agreement requires our Manager to manage our business affairs in conformity with our investment guidelines and policies that are approved and monitored by our Board. Our Manager’s role as Manager is under the supervision and direction of our Board.

Our Manager is responsible for our day-to-day operations and will perform (or will cause to be performed) such services and activities relating to our assets and operations as may be appropriate, which may include, without limitation, the following:

(i)	serving as our consultant with respect to the periodic review of our investment guidelines, any modification to which will be approved by us;

(ii)

identifying, investigating, analyzing and selecting possible opportunities and, subject to our investment guidelines, originating investments consistent with our investment guidelines, and recommending to us strategies for the same;

(iii)

subject to our approval, acquiring, originating, financing, retaining, negotiating for prepayment, refinancing, hypothecating, pledging, selling, restructuring or disposing of investments consistent with our investment guidelines, and recommending to us strategies for the same;

(iv)

meeting or corresponding with us to discuss, develop and document a course of action to be taken with respect to any investment that has cleared all applicable approval processes of our Manager or with respect to amendments or changes to our investment guidelines;

(v)	supervising the structure of the acquisition, origination or advance of any target asset;

(vi)	performing financial analyses, reviewing files and borrower reports concerning our target assets and investments and reporting salient details thereof to us;

(vii)	overseeing physical due diligence investigations of and reviewing and assessing any liens or other encumbrances on properties securing any investments;

(viii)	advising on the compliance and licensing necessary to own and manage our investments;

(ix)

with respect to prospective acquisitions, sales or exchanges of investments, conducting negotiations on our behalf with sellers, purchasers and brokers and, if applicable, their respective agents and representatives (in cooperation with legal counsel chosen by our Manager and approved by our Board);

(x)

advising us on, preparing, negotiating, entering into and executing (and amending or modifying post-execution, as applicable), on our behalf and (a) subject to our approval, credit facilities (including term loans and revolving facilities), securities repurchase and reverse repurchase agreements, resecuritizations, securitizations, repurchase facilities, applications and agreements relating to programs established by the U.S. government, commercial paper, exchange-traded and over-the-counter derivatives agreements, including interest rate swap agreements and other hedging instruments, and (b) subject to our approval except in limited circumstances, all other agreements, engagements and attendant documentation required for us to conduct our business, which includes any market and/or industry standard documentation and the standard representations contained therein;

(xi)	establishing and implementing loan origination networks and conducting loan underwriting, due diligence and the execution of loan transactions;

(xii)	overseeing loan portfolio servicers;

(xiii)	providing us with portfolio management, including the periodic review and evaluation of the performance of our portfolio of investments;

(xiv)

subject to our approval, engaging and supervising, on our behalf and at our expense, independent contractors, advisors, consultants, attorneys, accountants, auditors and other service providers that provide various services, including investment banking, securities brokerage, mortgage brokerage, credit analysis, risk management services, asset management services, loan servicing, other financial, legal or accounting services, due diligence services, underwriting review services, transfer agent and registrar services and all other services as may be required relating to our investments and our day-to-day operations;

(xv)	coordinating and managing operations of any co-investment interests or joint venture held by us and conducting all matters with the co-investment partners or joint venture;

(xvi)

arranging marketing materials, advertising, industry group activities (such as conference participations and industry organization memberships) and other promotional efforts designed to promote our business;

(xvii)	providing executive and administrative personnel, office space and office services required in rendering services to us;

(xviii)

administering the day-to-day operations and performing and supervising the performance of such other administrative functions necessary to our management, as may be agreed upon between us and our Manager, including the collection of revenues and the payment of our debts and obligations and maintenance of appropriate computer systems to perform such administrative functions;

(xix)

communicating on our behalf with the holders of any of our equity or debt securities, as required to satisfy the reporting and other requirements of any governmental bodies or agencies or trading markets and to maintain effective relations with such holders;

(xx)	counseling us in connection with policy decisions to be made by us;

(xxi)	evaluating and, subject to our approval, entering into hedging strategies and engaging in hedging activities on our behalf, consistent with our investment guidelines;

(xxii)

assisting us in retaining at all times a REIT consultant and other advisors to advise us regarding the maintenance of our qualification as a REIT and monitoring compliance with the various REIT qualification tests and other rules set out in the Code and Treasury Regulations thereunder;

(xxiii)

counseling us regarding the maintenance of our exemption from the status of an investment company required to register under the 1940 Act, monitoring compliance with the requirements for maintaining such exemption and using commercially reasonable efforts to cause us to maintain such exemption from such status;

(xxiv)	furnishing reports and statistical and economic research to us regarding our Manager’s activities and services;

(xxv)	meeting with our Board on a monthly basis, or with such other frequency as our Board may reasonably request, regarding our Manager’s activities and services;

(xxvi)

monitoring the operating performance of our investments and providing periodic reports with respect thereto to our Board, including comparative information with respect to such operating performance and budgeted or projected operating results;

(xxvii)

subject to our approval, investing and reinvesting any moneys and securities of ours (including investing in short-term investments pending the acquisition of other investments, payment of fees, costs and expenses, or payments of dividends or distributions to our stockholders) and advising us as to our capital structure and capital raising;

(xxviii)	assisting us in retaining qualified accountants and legal counsel, as applicable, to assist in developing appropriate accounting systems and procedures, internal controls and other compliance procedures and testing systems with respect to financial reporting obligations and compliance with the provisions of the Code applicable to REITs and to conduct quarterly compliance reviews with respect thereto;

(xxix)

cooperating with us and providing us with all such information as we may request relating to our investments in connection with any audit of us being performed internally or otherwise, provided that we shall reimburse our Manager for any extraordinary costs or expenses incurred in connection therewith;

(xxx)

assisting us in obtaining and maintaining all appropriate licenses, including in connection with the sourcing, origination or acquisition of our target assets, and in qualifying to do business in all applicable jurisdictions;

(xxxi)

assisting us in complying with all regulatory requirements applicable to us in respect of our business activities, including preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings and all reports and documents, if any, required under the Exchange Act, the Securities Act or by stock exchange requirements;

(xxxii)

assisting us in taking all necessary action to enable us to make required tax filings and reports, including soliciting stockholders for required information to the extent required by the provisions of the Code applicable to REITs;

(xxxiii)

to the extent we invest in securities, placing, or facilitating the placement of, all orders pursuant to our Manager’s investment determinations for us either directly with the issuer or with a broker or dealer (including any affiliated broker or dealer) and acknowledging the receipt of brokers’ risk disclosure statements, electronic trading disclosure statements and similar disclosures;

(xxxiv)

handling and resolving all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) on our behalf in which we may be involved or to which we may be subject arising out of our day-to-day operations (other than with our Manager or its affiliates), subject to such limitations or parameters as we may impose from time to time;

(xxxv)

preparing for us a draft annual budget and presenting it to our Board for approval, including responding to any questions in relation thereto from, and making any revisions thereto requested by, our Board;

(xxxvi)

using commercially reasonable efforts to cause expenses incurred by us or on our behalf to be commercially reasonable or commercially customary and within the annual budget or expense guidelines that may be set by our Board from time to time;

(xxxvii)

advising us with respect to and structuring long-term financing vehicles for our portfolio of investments, and offering and selling securities, publicly or privately, in connection with any such structured financing;

(xxxviii)

maintaining, at all times, adequate books, records and supporting documents to verify the amount, receipts and uses of all disbursements of funds passing in conjunction with the Management Agreement (such books, records and supporting documents shall be subject to review in connection with the aforementioned audits and shall be prepared in accordance with GAAP);

(xxxix)

performing such other services as may be required from time to time for management and other activities relating to our target assets, investments and business as our Board will reasonably request or our Manager will deem appropriate under the particular circumstances;

(xl)

administering draw requests permitted to be made under the documentation evidencing an investment, including, without limitation, confirming that all conditions to such draw requests have been satisfied; and

(xli)	using commercially reasonable efforts to cause us to comply with all applicable laws.

Liability and Indemnification

Pursuant to the Management Agreement, our Manager will not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of our Board in following or declining to follow its advice or recommendations. Under the terms of the Management Agreement, our Manager, its officers, stockholders, members, managers, directors, employees, consultants and personnel and any person controlling or controlled by our Manager and any of those person’s officers, stockholders, members, managers, directors, employees, consultants and personnel and any person providing sub-advisory services to our Manager will not be liable to us, any subsidiary of ours, our Board, our stockholders or any subsidiary’s stockholders, members or partners for acts or omissions (including market movements or trade errors that may result from ordinary negligence, such as errors in the investment decision-making process or in the trade process) performed in accordance with and pursuant to the Management Agreement, except because of acts or omissions constituting fraud or gross negligence in the performance of our Manager’s duties under the Management Agreement or our Manager’s material breach of the Management Agreement, as determined by a judgment at first instance of a court of competent jurisdiction. We have agreed to indemnify our Manager, its officers, stockholders, members, managers, directors, employees, consultants, personnel, any person controlling or controlled by our Manager and any of those person’s officers, stockholders, members, managers, directors, employees, consultants and personnel and any person providing sub-advisory services to our Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of our Manager or such person made in good faith in the performance of our Manager’s duties under the Management Agreement and not constituting fraud or gross negligence in the performance of our Manager’s duties under the Management Agreement. Our Manager has agreed to indemnify us, our stockholders, our directors and our officers and any persons controlling us with respect to all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys’ fees) arising from our Manager’s fraud or gross negligence in the performance of its duties under the Management Agreement or any claims by our Manager’s personnel relating to the terms and conditions of their employment by our Manager, as determined by a judgment at first instance of a court of competent jurisdiction. Our Manager will not be liable for market movements or trade errors that may result from ordinary negligence, such as errors in the investment decision making process (for example, a transaction was effected in violation of our investment guidelines) or in the trade process (for example, a buy order was entered instead of a sell order, or the wrong security was purchased or sold, or a security was purchased or sold in an amount or at a price other than the correct amount or price). Notwithstanding the foregoing, our Manager carries errors and omissions and other customary insurance.

Management Team

We do not maintain an office or directly employ personnel. Instead, to manage our day-to-day operations we rely on the facilities and resources our Manager provides pursuant to a services agreement with MRECS. Pursuant to the terms of the Management Agreement, our Manager is required to provide us with our management team, including a chief executive officer, chief financial officer and other appropriate support personnel, to provide the management services to be provided by our Manager to us. None of the officers, employees or other personnel our Manager provides pursuant to its services agreement with MRECS will be dedicated exclusively to us nor will they be obligated to dedicate any specific portion of their time to the management of our business other than the portion of our Manager’s time as is necessary and appropriate for our Manager to perform its services under the Management Agreement.

Our Manager is required to refrain from any action that (a) is not in compliance with our investment guidelines (other than as authorized by our Board upon request of our Manager), (b) could adversely affect our qualification as a REIT under the Code (including with respect to directing or managing any investment by us in securities), (c) would adversely and materially affect our or any of our subsidiaries’ status as an entity intended to be exempted or excluded from investment company status under the 1940 Act or (d) would violate any law, rule or regulation of any governmental body or agency having jurisdiction over us or that would otherwise not be permitted by our charter or bylaws. If our Manager is ordered to take any such action by our Board, our Manager will promptly notify our Board if it is our Manager’s judgment that such action would adversely and materially affect such status or violate any such law, rule or regulation or our charter or bylaws. Our Manager and its directors, members, officers, stockholders, managers, personnel, employees and any person controlling or controlled by our Manager and any person providing sub-advisory services to our Manager will not be liable to us or any of our directors or stockholders for acts or omissions performed in accordance with and pursuant to the Management Agreement, except as provided in the Management Agreement.

Term and Termination

The Management Agreement may be amended or modified by agreement between us and our Manager. The term of the Management Agreement with our Manager extends until the earlier of August 25, 2025 and the time at which all of our investments have been disposed of by a Complete Disposition. If we default in the performance or observance of any material term, condition or covenant contained in the Management Agreement and our Manager terminates the Management Agreement, the Management Agreement provides that we will pay our Manager a termination fee equal to three times the sum of the average annual base management fee and the average annual incentive fee earned during the 24-month period immediately preceding the date of termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination.

We may terminate the Management Agreement at any time, without the payment of any termination fee, in the following situations:

•

our Manager or any of its affiliates materially breaches any provision of the Management Agreement and the breach continues for a period of 30 days after the earlier of (A) our Manager becoming aware of the breach, or (B) we deliver written notice specifying the breach to our Manager, provided that if our Manager is proceeding with all reasonable diligence to cure the breach and can reasonably be expected to complete the cure within the ensuing 15 days, the 30 day period will be extended to 45 days;

•	our Manager or any of its affiliates engages in any act of fraud, misappropriation of funds, or embezzlement against us, any of our subsidiaries or otherwise;

•	there is an event of any gross negligence on the part of our Manager or any of its affiliates in the performance of the duties of our Manager under the Management Agreement;

•	our Manager willfully defaults on any of its obligations under the Management Agreement;

•

there is a commencement of any proceeding relating to our Manager’s bankruptcy or insolvency, including an order for relief in an involuntary bankruptcy case or our Manager authorizing or filing a voluntary bankruptcy petition;

•	our Manager is convicted (including a plea of nolo contendere) of a felony; or

•	there is a dissolution of our Manager.

With certain limitations, we may also terminate the Management Agreement effective upon 30 days’ prior written notice, without payment of any termination fee, if any two of Peter Sotoloff, Richard Mack, Michael McGillis and Robert Feidelson cease to be actively involved in the management and activities of our Manager, including the activities of our Manager under the Management Agreement, and suitable replacements have not been identified by our Manager and approved by our Board within 30 days of the date on which such persons ceased to be actively involved, which approval shall not be unreasonably withheld, conditioned or delayed. Upon the occurrence of such an event, our investment, acquisition and disposition activities shall cease until suitable replacements, if any, are approved by us.

We may also terminate the Management Agreement effective upon 30 days’ prior written notice, without payment of any termination fee, if the actions or inactions of our Manager, including its designees and appointees, result in a violation of any statute, law or regulation relating to bribery or corruption, or an Anti-Corruption Event. However, to the extent such Anti-Corruption Event can reasonably be cured, we may only terminate to the extent our Manager fails to take commercially reasonable steps to cure the conditions that gave rise to such Anti-Corruption Event within 30 days.

Additionally, unless we determine that qualification for taxation as a REIT is no longer desirable, we may terminate the Management Agreement with 30 days prior notice in the event that (x)(i) there is a determination by a court of competent jurisdiction, in a non-appealable binding order, or the IRS, in a closing agreement made under Section 7121 of the Code, that a provision of the Management Agreement has caused or will cause us to fail to satisfy a requirement for qualification as a REIT or (ii) a nationally recognized law or accounting firm advises us that a provision of the Management Agreement has caused or could cause us to fail to satisfy a requirement for qualification as a REIT and (y) within 30 days of that determination or advice, our Manager has not agreed to amend or modify the Management Agreement in a manner that would allow us to qualify as a REIT.

Our Manager may generally only assign the Management Agreement with our written approval. Our Manager, however, may subcontract certain of its duties under the Management Agreement to any of its affiliates without our approval, though our Manager will remain liable for its affiliate(s)’s performance. We may not assign our rights or responsibilities under the Management Agreement without the prior written consent of our Manager, except in the case of assignment to another REIT or other organization that is our successor, in which case such successor organization will be bound under the Management Agreement and by the terms of such assignment in the same manner as we are bound under the Management Agreement.

Management Fees, Incentive Fees and Expense Reimbursements

Pursuant to the Management Agreement, we are obligated to pay our Manager certain base management and incentive fees, as set forth in greater detail below. These fees to be paid by us to our Manager will be reduced by an amount equal to our percentage ownership interest in any joint venture or other similar pooled investment arrangement multiplied by the aggregate management fees (including base management fees and incentive fees) paid by such joint venture or other similar pooled investment arrangement to our Manager or an affiliate of our Manager for the same period, which currently includes fees paid to our Manager pursuant to its separate management agreement with JV.

Base Management Fee

We will pay our Manager a base management fee in an amount equal to 1.5% per annum of our stockholders’ equity, determined on a quarterly basis.

For purposes of calculating the base management fee, our stockholders’ equity means our stockholders’ equity (excluding any amounts resulting from issuances of equity securities covered in the following clause), plus the sum of the net proceeds from all issuances of our equity securities from and after the date of the Management Agreement (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance), plus our retained earnings at the end of the most recently completed fiscal quarter (as determined in accordance with GAAP, without taking into account any non-cash equity compensation expense incurred in current or prior periods), less any amount that we paid for repurchases of our common stock since inception, and excluding any unrealized gains, losses (other than permanent impairments) or other items that have impacted stockholders’ equity as reported in financial statements prepared under GAAP (regardless of whether such items are included in other comprehensive income or loss, or net income). This amount will be adjusted to exclude one-time events pursuant to changes in GAAP and certain non-cash items (such as depreciation and amortization) after discussions between our Manager and our Board and after approval by our Board. Our stockholders’ equity, for purposes of calculating the base management fee, could be greater than or less than the amount of stockholders’ equity shown on our financial statements. Our Manager uses the proceeds from its base management fee in part to pay fees to MRECS pursuant to a services agreement. MRECS personnel that provide services to our Manager, notwithstanding that certain of them also are our officers, receive no cash compensation directly from us. The base management fee is payable independent of the performance of our portfolio.

Our Manager will calculate the base management fee within 30 days after the end of each quarter and such calculation will be promptly delivered to us. We are obligated to pay the base management fee in cash within ten business days after delivery to us of the written statement of our Manager setting forth the computation of the base management fee for such quarter.

The table below set forth a simplified, hypothetical example of the base management fee calculation pursuant to the Management Agreement, based on the following assumptions:

•	Stockholders’ equity (excluding any amounts resulting from issuances of our equity securities from and after the date of the management agreement) of zero dollars;

•	Net proceeds received by us from issuances of our equity securities from and after the date of the Management Agreement of $2.0 billion as of the beginning of the quarter;

•	Retained earnings at the end of the most recently completed fiscal quarter of $100.0 million;

•	No repurchases of our stock since inception; and

•	No unrealized gains or losses.

This example of the base management fee earned by our Manager is provided for illustrative purposes only and is qualified in its entirety by the terms of the Management Agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

		Illustrative Amount	Calculation
1.	What is stockholders’ equity (excluding any amounts resulting from step 2 below)	$—	None
2.	What are the net proceeds received by us from issuances of our equity securities from and after the date of the Management Agreement?	$2.0 billion	Net proceeds from issuances of our equity securities from and after the date of the Management Agreement
3.	What are the retained earnings at the end of the most recently completed fiscal quarter?	$100.0 million	None
4.	What are repurchases of our common stock since our inception?	$—	None
5.	What are unrealized gains or losses?	$—	None
6.	What is stockholders’ equity?	$2.1 billion	Net proceeds from issuances of our equity securities from and after the date of the Management Agreement ($2.0 billion) plus retained earnings ($100.0 million)
7.	What is the base management fee?	$7.88 million	0.375% (1.5% divided by four) of $2.1 billion (stockholders’ equity)

Incentive Fee

Our Manager will be entitled to an incentive fee with respect to each calendar quarter (or part thereof that the Management Agreement is in effect), payable quarterly in arrears in cash, in an amount not less than zero, equal to the difference between the (1) product of (a) 20% and (b) the difference between (i) Core Earnings on a rolling four-quarter basis and before the incentive fee for the current quarter, and (ii) the product of (A) the weighted average of the issue price per share of our common stock in all of our offerings from and after the date of the Management Agreement (including an offering that results in a listing on a national stock exchange) multiplied by the weighted average number of shares of our common stock outstanding (including any restricted shares of our common stock and any other shares of our common stock underlying awards granted under our equity incentive plans, if any) in such four quarter period and (B) 7% per annum (or 1.75% per quarter) and (2) the sum of any incentive fee paid to our Manager with respect to the first three calendar quarters of such previous four quarters, if any. However, no incentive fee will be payable with respect to any calendar quarter unless Core Earnings for the 12 most recently completed calendar quarters are greater than zero.

Core Earnings is a non-GAAP financial measure and is defined as our net income (loss) as determined according to GAAP, excluding non-cash equity compensation expense, the incentive fee, real estate depreciation and amortization, any unrealized gains or losses from mark-to-market valuation changes (other than permanent impairments) that are included in net income for the applicable period (regardless of whether such items are included in other comprehensive income or loss, or in net income or loss), one-time events pursuant to changes in GAAP and certain non-cash items, which in the judgment of our Manager, should not be included in Core Earnings. In the case of the final two exclusions above, such exclusions will only be applied after approval by us.

Our Manager will compute each quarterly installment of the incentive fee within 30 days after the end of the fiscal quarter with respect to which such installment is payable and promptly deliver such calculation to our Board. The amount of the installment shown in the calculation will be due and payable no later than the date which is ten business days after the date of delivery of such computation to our Board.

The table below set forth a simplified, hypothetical example of the incentive fee calculation pursuant to the Management Agreement, based on the following assumptions:

•	Core Earnings before the incentive fee for the four quarter period of $170.0 million;

•	No prior incentive fees were paid during the prior three quarters; and

•

The weighted average of the issue price per share of our common stock in all of our offerings from and after the date of the Management Agreement multiplied by the weighted average number of shares of our common stock outstanding (including any restricted shares of our common stock and any other shares of our common stock underlying awards granted under our equity incentive plans, if any) in such four quarter period was $2.0 billion.

This example of the incentive fee earned by our Manager is provided for illustrative purposes only and is qualified in its entirety by the terms of the Management Agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

		Illustrative Amount	Calculation
1.	What are the Core Earnings?	$170.0 million	None
2.	What is the hurdle amount?	$140.0 million	(i) 7.0% per annum multiplied by (ii) the weighted average of the issue price per share of our common stock in all of our offerings from and after the date of the Management Agreement multiplied by the weighted average number of shares of our common stock outstanding (including any restricted shares of our common stock and any other shares of our common stock underlying awards granted under our equity incentive plans, if any) in such four quarter period ($2.0 billion)
3.	What is the incentive fee?	$6.0 million	The incentive rate (20.0%) multiplied by the difference between the Core Earnings ($170.0 million) and the hurdle amount ($140.0 million)

Reimbursement of Expenses

Expense reimbursements to our Manager will be made on a quarterly basis following our receipt of a statement from our Manager documenting such expenses. In order for us to be obligated to make a particular expense reimbursement, the underlying cost or expense must be in accordance with the annual budget prepared by our Manager and approved by our Board. Because our Manager performs certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, our Manager is paid or reimbursed for the documented costs of performing such tasks, provided that such costs and reimbursements are in amounts which are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s length basis.

We also pay all of our costs and expenses, except those specifically required to be borne by our Manager under the Management Agreement. The costs and expenses required to be paid by us include, but are not limited to:

•

expenses in connection with an initial public offering by us or an initial public offering by any affiliate of us in which we participate, and any other offering, and transaction costs (including legal and accounting expenses) incident to the acquisition, disposition and financing of our investments, including any costs incurred in connection with any failed investment transaction or abandoned potential investment transaction;

•

costs of legal, tax, accounting, third-party administrators for the establishment and maintenance of the books and records, consulting, auditing, administrative and other similar services rendered for us by providers retained by us or our Manager or, if such services are provided by our Manager, in amounts which (i) are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s length basis and (ii) to the extent the same do not fall within the parameters of the Management Agreement, approved by us;

•

the compensation and expenses of our directors, if any, and the allocable share of the cost of liability insurance under a universal insurance policy covering us, our Manager, MRECS or its affiliates, or under a separate insurance policy covering us, to indemnify our directors and officers;

•

costs associated with the establishment and maintenance of any of our credit facilities, repurchase agreements, and securitization vehicles or other indebtedness of ours (including commitment fees, accounting fees, legal fees, closing and other similar costs) or any of our securities offerings (including an initial public offering);

•	expenses in connection with the application for, and participation in, programs established by the U.S. government or any other governmental body or agency;

•

expenses connected with communications to holders of our securities or of our subsidiaries and other bookkeeping and clerical work necessary in maintaining relations with holders of such securities and in complying with the continuous reporting and other requirements of governmental bodies or agencies, including all costs of preparing and filing required reports with the SEC, the costs payable by us to any transfer agent and registrar in connection with the listing and/or trading of our stock on any exchange, the fees payable by us to any such exchange in connection with its listing, and the costs of preparing, printing and mailing our annual report to our stockholders and proxy materials with respect to any meeting of our stockholders;

•	costs associated with any computer software or hardware, electronic equipment or purchased information technology services from third-party vendors that is used for us;

•

expenses incurred by managers, officers, personnel and agents of our Manager for travel on our behalf and other out-of-pocket expenses incurred by managers, officers, personnel and agents of our Manager in connection with the origination, purchase, financing, refinancing, sale or other disposition of an investment or establishment and maintenance of any of our credit facilities, repurchase agreements, securitization vehicles and borrowings under programs established by the U.S. government or any other governmental body or agency or any of our securities offerings (including an initial public offering);

•

costs, expenses and fees incurred with respect to market information systems and publications, research and analysis services provided by third parties, research publications, information and other materials, and settlement, clearing and custodial fees and expenses;

•	compensation and expenses of our custodian and transfer agent, if any;

•	the costs of maintaining compliance with all supranational, national, federal, state and local rules and regulations or any other regulatory agency;

•	all taxes and license fees levied against us or our assets or operations;

•	all insurance costs incurred in connection with the operation of our business;

•	costs and expenses incurred in contracting with third parties, including affiliates of our Manager, for the servicing and special servicing of our investments;

•

all other costs and expenses relating to our business operations, including the costs and expenses of originating, acquiring, owning, protecting, maintaining, developing and disposing of investments, including appraisal, valuation, reporting, audit and legal fees;

•

expenses relating to any office(s) or office facilities, including disaster backup recovery sites and facilities, maintained for us or our investments separate from the office or offices of our Manager;

•

expenses connected with the payments of interest, dividends or distributions in cash or any other form authorized or caused to be made by our Board to or on account of holders of our securities or of our subsidiaries, including in connection with any dividend reinvestment plan;

•

any judgment or settlement of pending or threatened proceedings (whether civil, criminal or otherwise), including any costs or expenses in connection therewith, against us or any subsidiary, or against any trustee, director or officer of us or of any subsidiary in his or her capacity as such for which we or any subsidiary is required to indemnify such trustee, director or officer by any court or governmental agency;

•	all costs and expenses relating to the development and management of our website, if any;

•

the allocable share of expenses under a universal insurance policy covering our Manager, MRECS or its affiliates in connection with obtaining and maintaining “errors and omissions” insurance coverage and other insurance coverage which is customarily carried by property, asset and investment managers performing functions similar to those of our Manager, in an amount which is comparable to that customarily maintained by other managers or servicers of similar assets;

•	all costs and expenses associated with any listing, and the maintenance of such listing, of the Company’s securities on a national stock exchange; and

•	such other costs as are specifically identified in the annual budget prepared by our Manager and approved by our Board.

We will not reimburse our Manager or its affiliates for the salaries and other compensation of its personnel, including MRECS personnel providing services to our Manager, or the rent and other overhead expenses of our Manager and its affiliates. We will be responsible for the salaries of any future employees hired and employed directly by us.

Conflicts of Interest

We are externally managed and advised by our Manager, an affiliate of our Sponsor. The Management Agreement was negotiated among related parties, with involvement from Almanac, whose advisory clients together own approximately      % of Claros REIT Holdings, which, upon completion of this offering, will own approximately      % of our outstanding common stock. In addition, as of March 31, 2021, Almanac had a limited partnership interest in our Manager, resulting in an economic interest in its profits and losses. As a result, the terms of the Management Agreement, including fees, expense reimbursements and other amounts payable to our Manager, may not be as favorable to us as if they had been negotiated at arm’s length between unaffiliated third parties. In addition, pursuant to board nomination rights set forth in our organizational documents, Claros REIT Holdings has the right to designate one director to our Board (currently designated by Almanac) and Fuyou has the right to designate one director to our Board. Such directors will remain on our Board until the next succeeding annual meeting of stockholders following his or her election and until his or her successor is duly elected and qualifies; provided, however, that for so long as Claros REIT Holdings directly or indirectly owns 4.9% or more of the outstanding shares of our common stock, at least one director will be designated by Claros REIT Holdings, and for so long as Fuyou is an affiliate of Ping An and Fuyou, together with other affiliates of Ping An, owns 4.9% or more of the outstanding shares of common stock, at least one director will be designated by Fuyou.

All of our officers are employees or principals of MRECS or its affiliates. Our officers and executive directors, and the other personnel of MRECS or its affiliates who provide services to our Manager, typically also manage or support other investment vehicles or accounts managed by our Sponsor. These products include, without limitation, other pooled investment vehicles and managed accounts that exist as of the date hereof and/or may exist in the future. To the extent that personnel engage in other business activities, it may reduce the time our Manager spends managing our business. In addition, these persons may have legal, contractual or fiduciary obligations to investors in other entities, the fulfillment of which might not be in our best interests or those of our stockholders. Furthermore, to the extent the other investment management entities affiliated with our Sponsor have more limited ownership (if any) by unaffiliated third parties, or have a higher fee structure, in each case as compared to our Manager’s ownership and fee structure, the activities conducted by such entities may be more profitable to our Sponsor than those conducted by our Manager.

As of the date of this prospectus, we, the JV and the High Yield Fund are the sole multi-investor pooled investment vehicles managed by our Sponsor and its affiliates, including our Manager, that invest in CRE debt. No existing investment vehicles or accounts managed by our Sponsor or its affiliates, including our Manager, currently have an investment strategy that is substantially similar to our core investment strategy. Though we do not anticipate making any new loan investments in the JV, and our Sponsor and its affiliates, including our Manager, do not anticipate forming or managing any other investment vehicles or accounts that would have an investment strategy that is substantially similar to our core investment strategy, our Sponsor and its affiliates, including our Manager, are not legally prohibited from forming or managing such investment vehicles or accounts and, regardless, the High Yield Fund and future investment vehicles or accounts managed by our Sponsor or its affiliates may from time to time invest in assets that overlap with our target assets. If any such situation arises, investment opportunities may be allocated between us, the High Yield Fund and other investment vehicles or accounts in a manner that may result in fewer investment opportunities being allocated to us than would have otherwise been the case. Additionally, our Sponsor and its affiliates, including our Manager, are not restricted from entering into other investment advisory relationships or from engaging in other business activities from time to time. As a result, there may be conflicts in allocating assets that are suitable for us as well as other vehicles and separate accounts managed by our Manager or its affiliates. To the extent that a conflict arises, our Sponsor and its affiliates, including our Manager, will seek to allocate investment opportunities in a fair and equitable manner in accordance with the investment allocation policy and procedures of our Manager and our Sponsor, which we refer to as the “Allocation Policy.” In determining the allocation of investments, our Manager and our Sponsor expect to consider the following factors or a subset thereof as may be appropriate under the circumstances:

•	the investment objectives, limitations, guidelines and contractual provisions of each vehicle or account;

•	characteristics of the investment and their appropriateness for a particular vehicle or account;

•	the availability and timing of capital;

•

portfolio management considerations, including but not limited to diversification objectives and concentration risks, exposure of the applicable vehicle or account to a specific underlying borrower, geographical area, asset strategy or asset type;

•	the anticipated holding period and remaining investment period of the relevant vehicle or account;

•	the availability of co-investment capital for purposes of spreading risk;

•	legal, tax, accounting and regulatory considerations deemed relevant by our Manager;

•

the ability of a vehicle or account to employ leverage, hedging, derivatives, or other similar strategies in connection with acquiring, holding or disposing of the particular investment opportunity, and any requirements or other terms of any existing leverage facilities;

•	structural or practical limitations on structuring an investment so that it may be allocated to more than one vehicle or account;

•	potential conflicts of interest, including whether a vehicle or account has an existing interest in the investment in question; and

•	such other considerations as our Manager and our Sponsor deem relevant in good faith.

At no time will multiple investment vehicles or accounts managed by our Sponsor participate in different or divergent portions of the same property’s capitalization. In addition, although not currently expected, our Manager from time to time may seek to cause us to buy and/or sell investments to and/or from other investment vehicles or accounts managed by our Manager or Sponsor or their respective affiliates. Under the Management Agreement, if we purchase target assets from, or sell investments to, MRECS or its affiliates or their respective managed investment vehicles or accounts, any such transaction will require approval of our Board.

MANAGEMENT

Our Directors and Executive Officers

Upon completion of this offering, our Board will be comprised of              directors, which will include one director previously designated by Claros REIT Holdings and one director previously designated by Fuyou pursuant to board nomination rights set forth in our organizational documents. Such directors will remain on our Board until the next succeeding annual meeting of stockholders following his or her election and until his or her successor is duly elected and qualifies; provided, however, that for so long as Claros REIT Holdings directly or indirectly owns 4.9% or more of the outstanding shares of our common stock, at least one director will be designated by Claros REIT Holdings, and for so long as Fuyou is an affiliate of Ping An and Fuyou, together with other affiliates of Ping An, owns 4.9% or more of the outstanding shares of common stock, at least one director will be designated by Fuyou.

Richard Mack, Michael McGillis, Steven Richman, Andrew Silberstein and David Haltiner are our directors. In addition to serving on our Board, Messrs. Richard Mack and Michael McGillis are also executives of MRECS, Mr. Richman is also a managing director of PARE US LLC, or PARE US, and Messrs. Andrew Silberstein and David Haltiner are also executives of Almanac. The Board, by an affirmative vote of a majority of the entire Board, may establish, increase or decrease the number of directors, provided that the number of directors may never be less than the minimum required by the MGCL and not more than fifteen, and further provided that the tenure of a director shall not be affected by any decrease in the number of directors.

The following sets forth certain information with respect to our directors, director nominees and executive officers:

Name	Age	Position Held with Us
Richard Mack	53	Chief Executive Officer and Chairman
Michael McGillis	59	President, Chief Financial Officer and Director
Kevin Cullinan	34	Vice President
Priyanka Garg	45	Vice President
Steven Richman	73	Director
Andrew Silberstein	53	Director
David Haltiner	37	Director
		Director Nominee
		Director Nominee
		Director Nominee
		Director Nominee
		Director Nominee

*	This individual has agreed to become a director upon the completion of this offering.
#	This individual has agreed to become a director and an audit committee member immediately following the pricing of this offering.
†	This individual is expected to be an independent director under the rules of the NYSE.

Set forth below is biographical information for our directors and executive officers.

Directors

Information pertaining to Messrs. Mack, McGillis and Cullinan and Ms. Garg may be found in the section entitled “Our Manager and the Management Agreement—Sponsor Executive Information.”

Steven L. Richman has served as one of our directors since August 2018. Mr. Richman joined PARE US in September 2015, where he serves as a managing director and the head of asset management for PARE US, the exclusive investment advisor for Ping An Real Estate Capital Limited’s real estate holdings in the U.S. and has decades of financial and executive experience with extensive expertise in real estate and financial services industries, spending much of his career as a chief financial officer of a major real estate services and development firm and in a senior level position in a major international accounting firm. Since 2016, Mr. Richman has been responsible for asset management for PARE US, overseeing a portfolio consisting of multifamily rental, condominium, and office projects in key U.S. markets. From 2009 to 2015, Mr. Richman has also served as Managing Director of Asset Management for Eastbridge Real Estate LLC. Previously, Mr. Richman was managing director and founder at Northfield Advisors LLC and managing director and principal of The Whitehill Group, Inc. His prior experience also includes the Raynes Companies and Price Waterhouse. Mr. Richman graduated from the City College of New York with a B.A. in Economics. He is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants, the New York State Society of Certified Public Accountants and ULI. He is a former Member of the New York State CPA Real Estate Committee. Mr. Richman was appointed to our Board pursuant to Fuyou’s right to designate one director to our Board for so long as Fuyou is an affiliate of Ping An and Fuyou, together with other affiliates of Ping An, owns 4.9% or more of the outstanding shares of our common stock. We believe Mr. Richman is qualified to serve on our Board based on his extensive experience in investment management, real estate-related assets and financial services.

Andrew Silberstein has served as one of our directors since August 2015. Mr. Silberstein joined Almanac in 2009 where he is a partner and is responsible for the origination, structuring and management of the investment of Almanac’s funds. Prior to joining Almanac, he served as the Chief Investment Officer and Chief Operating Officer for Stoltz Real Estate and during the same period established AMS Real Estate Partners. Prior to that, he worked in real estate investment banking and private equity, first at Bear Stearns and then Morgan Stanley. He currently serves on the board of directors of CIP Real Estate, L3 Capital, PREP Property Group and Westcore Properties. He has also served on the board of directors of NRES Holdings, RAIT Financial Trust (NYSE: RAS), Slate Asset Management, Welsh Property Trust, Winter Properties and WPT Industrial Real Estate Investment Trust (TSX:WIR). Mr. Silberstein graduated from Yale University in 1989 and received an M.B.A. in 1995 from New York University Stern School of Business where he was a Glucksman Fellow. Mr. Silberstein was originally appointed to our Board pursuant to Almanac’s right to designate two directors to our Board for so long as Claros REIT Holdings owned 10.0% or more of the outstanding shares of our common stock. Mr. Silberstein’s depth of experience in investment management, leveraged finance and financial services gives our Board valuable industry-specific knowledge and expertise on these and other matters.

David Haltiner has served as one of our directors since August 2015. Mr. Haltiner joined Almanac in 2008 where he is a managing director and is responsible for origination, underwriting, structuring, transaction execution, and ongoing management of the investments of the ARS Fund Series and CARS I. He currently serves on the board of directors of Shaner Hospitality Finance, Welcome Group, Westcore Properties, and CIP Real Estate and has also served on the board of directors of Winter Properties. Prior to joining Almanac, he worked in the Real Estate Finance and Securitization Group of Credit Suisse. Mr. Haltiner graduated from the University of Georgia with a B.B.A. in Finance. Mr. Haltiner was originally appointed to our Board pursuant to Almanac’s right to designate two directors to our Board for so long as Claros REIT Holdings owned 10.0% or more of the outstanding shares of our common stock. Mr. Haltiner’s depth of experience in investment management, leveraged finance and financial services gives our Board valuable industry-specific knowledge and expertise on these and other matters.

Executive Officers

Information pertaining to our executive officers may be found in the section entitled “Our Manager and the Management Agreement—Sponsor Executive Information.”

Corporate Governance-Board of Directors and Committees

Our business is managed by our Manager, subject to the supervision and oversight of our Board. Our directors are kept informed about our business by attending meetings of our Board and applicable committees and through supplemental reports and communications. Prior to the completion of this offering, our Board will establish an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

As of the date of this prospectus, we expect to have an audit committee, consisting of Messrs.             ,             and              , with            serving as the committee’s chairperson. Messrs.             and             qualify as independent directors under             the listing standards of the NYSE and the independence requirements of Rule 10A-3 of the Exchange Act. The purpose of the audit committee will be, among other things, to assist our Board in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the selection of our independent registered public accounting firm, (4) the independent registered public accounting firm’s qualifications and independence and (5) the performance of the independent registered public accounting firm. The audit committee will also be responsible for preparing the audit committee report that is included in our annual proxy statement. We expect that our Board will designate             as our audit committee financial expert within the meaning of Item 407(d)(5) of Regulation S-K under the Exchange Act, and will determine that             has accounting and related financial management expertise within the meaning of the listing standards of the NYSE.

Compensation Committee

As of the date of this prospectus, we expect to have a compensation committee, consisting of Messrs.             ,             and             , with            serving as the committee’s chairperson. We expect that our Board will determine that all compensation committee members meet the independence criteria set forth in the listing standards of the NYSE and Rule 10C-1 under the Exchange Act. The compensation committee will be responsible for approving, administering and interpreting our compensation and benefit policies, including our incentive programs, among other things. It will review and make recommendations to our Board to ensure that our compensation and benefit policies are consistent with our compensation philosophy and corporate governance guidelines. The compensation committee will also be responsible for establishing the compensation of our executive officers, if applicable.

Nominating and Corporate Governance Committee

As of the date of this prospectus, we expect to have a nominating and corporate governance committee, consisting of Messrs.              ,              and             , with            serving as the committee’s chairperson. We expect that our Board will determine that all nominating and corporate governance committee members meet the independence criteria set forth in the listing standards of the NYSE. The purpose of the nominating and corporate governance committee will be, among other things, to oversee our governance policies, nominate directors for election by stockholders, recommend committee chairpersons and, in consultation with the committee chairpersons, recommend directors for membership on the committees of our Board. In addition, the nominating and corporate governance committee will assist our Board with the development of our corporate governance guidelines.

Code of Business Conduct and Ethics

We will adopt a code of business conduct and ethics that will apply to all of our directors and employees (if any), and to all of the officers and employees of our Manager and its affiliates who provide services to us. Our code of business conduct and ethics will be available on our website upon the completion of this offering.

Corporate Governance Guidelines

We will also adopt corporate governance guidelines to advance the functioning of our Board and its committees and to set forth our Board’s expectations as to how it and they should perform its and their respective functions.

Expense Reimbursement

Our Board has the authority to hire professionals, including counsel, whose costs will be paid by the Company.

Compensation of Directors

Prior to this offering, the members of our Board received no compensation for their service as directors. We anticipate that, following completion of this offering, each of our non-executive directors (other than directors affiliated with our Manager or our Sponsor) will be entitled to compensation arrangements to be determined. Directors who are affiliated with our Manager or our Sponsor will not receive additional compensation for serving on our Board or committees thereof.

We do not anticipate paying our existing directors any direct compensation for their service on our Board, but have purchased directors’ and officers’ liability insurance on behalf of our directors and officers. If we add additional directors in the future, we may pay them direct compensation for their service on our Board.

Compensation of Executives

We are externally managed by our Manager and currently have no employees. Our executive officers are employees or members of MRECS, an affiliate of our Manager, and, in such capacity, devote a portion of their time to our affairs as is required pursuant to the Management Agreement. We currently do not pay our executive officers any cash compensation, and we have no compensation agreements with our executive officers, though we have previously granted equity awards to our executive officers, and we expect to grant additional equity awards to our executive officers or to our Manager or one of its affiliates on behalf of our executive officers following this offering. Additionally, we do not determine compensation amounts payable to our executive officers. Instead, our Manager or its affiliates have discretion to determine the form and level of compensation paid to and earned by our executive officers. We, in turn, pay our Manager the management fees described in “Our Manager and the Management Agreement—Management Agreement—Management Fees, Incentive Fees and Expense Reimbursements.”

The Management Agreement does not require that our executive officers dedicate a specific amount of time to fulfilling our Manager’s obligations to us under the Management Agreement and does not require a specified amount or percentage of the fees we pay to our Manager to be allocated to our executive officers. Instead, members of our management team are required to devote such amount of their time to our management as necessary and appropriate, commensurate with our level of activity, for our Manager to perform its services under the Management Agreement. Furthermore, MRECS does not compensate its employees who serve as our other executive officers specifically for their services to us, because these individuals also provide investment management and other services to other investment vehicles that are sponsored, managed or advised by affiliates of our Manager. Accordingly, our Manager has informed us that it cannot identify the portion of the compensation that MRECS awards to our other executive officers that relates solely to such executives’ services to us.

We have adopted an incentive plan as described below under which we may award equity-based and cash-based awards to our and our subsidiaries’ directors, officers, employees, consultants and advisors and directors, officers and employees of our Manager and its affiliates that are providing services to us and our subsidiaries. In addition, the plan permits us to grant awards to our Manager, which may in turn grant awards to employees or directors of it and its affiliates. As described below under “—2016 Incentive Award Plan,” these awards are designed to align the interests of such individuals with those of our stockholders and enable our Manager and its affiliates that provide services to us and our subsidiaries to attract, motivate and retain talented individuals.

2016 Incentive Award Plan

On March 23, 2016, our Board adopted, and on March 30, 2016 our stockholders approved, the Claros Mortgage Trust, Inc. 2016 Incentive Award Plan, or the 2016 Plan, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2016 Plan are summarized below.

Eligibility and Administration. Our employees, consultants and non-employee directors and employees and non-employee directors of our Manager are eligible to receive awards under the 2016 Plan; in addition, our Manager is eligible to receive awards under the 2016 Plan and in turn issue such awards to employee or non-employee directors of our Manager and/or its affiliates.

Prior to this offering, the 2016 Plan has been administered by our Board with respect to awards to non-employee directors and by our compensation committee with respect to other participants. Following this offering, the 2016 Plan will continue to be administered by our Board with respect to awards to non-employee directors, but will be administered by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers, which we refer to collectively as the plan administrator, subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator has the authority to administer the 2016 Plan, including the authority to select award recipients, determine the nature and amount of each award, and determine the terms and conditions of each award. The plan administrator also has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2016 Plan, subject to its express terms and conditions.

Size of Share Reserve; Limitations on Awards. The total number of shares reserved for issuance pursuant to awards under the 2016 Plan is equal to              . The maximum number of shares of common stock that may be issued in connection with awards of incentive stock options, or ISOs under the 2016 Plan is 1,000,000 shares.

If any shares subject to an award under the 2016 Plan are forfeited, expire or are settled for cash, any shares subject to such award will, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2016 Plan. However, the following shares may not be used again for grant under the 2016 Plan: (1) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award; (2) shares subject to a stock appreciation right, or SAR, that are not issued in connection with the stock settlement of the SAR on its exercise; and (3) shares purchased on the open market with the cash proceeds from the exercise of options.

To the extent permitted under applicable securities exchange rules without stockholder approval, awards granted under the 2016 Plan in connection with the assumption, replacement, conversion or adjustment of outstanding equity awards in the context of a corporate acquisition or merger will not reduce the shares authorized for grant under the 2016 Plan.

After the expiration of a transition period that may apply following the effective date of our initial public offering, the maximum number of shares of our common stock that may be subject to one or more awards granted to any one participant pursuant to the 2016 Plan during any calendar year will be 1,000,000 shares and the maximum amount that may be paid under a cash award pursuant to the 2016 Plan to any one participant during any calendar year period will be $10,000,000.

Awards. The 2016 Plan provides for the grant of stock options, including ISOs and nonqualified stock options, or NSOs, restricted stock, performance bonus awards, dividend equivalents, stock payments, RSUs, performance shares, other incentive awards and SARs. All awards under the 2016 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards will be settled in shares of our common stock or cash, as determined by the plan administrator.

Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

Stock Appreciation Rights. SARs entitle their holder, upon exercise, to receive an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

Restricted Stock, RSUs and Performance Shares. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Performance shares are contractual rights to receive a range of shares of our common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, RSUs and performance shares may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

Stock Payments and Other Incentive Awards. Stock payments are awards of fully-vested shares of our common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met.

Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between a specified date (or such other date as may be determined by the administrator) and the date such award terminates or expires, as determined by the plan administrator.

Performance Bonus Awards. Performance bonus awards are cash bonus awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals. Performance bonus awards may, but are not required to, be structured to qualify as “qualified performance-based compensation,” within the meaning of Section 162(m) of the Code.

Certain Transactions. The plan administrator has broad discretion to take action under the 2016 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2016 Plan and outstanding awards. In the event of a “change in control” of our company (as defined in the 2016 Plan), to the extent that the surviving entity declines to assume or substitute outstanding awards or it is otherwise determined that awards will not be assumed or substituted, the plan administrator may cause the awards to become fully-vested and exercisable in connection with the transaction.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the U.S. All awards will be subject to the provisions of any claw-back policy implemented by us to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, and transfers from our Manager to employees and non-employee directors of our Manager and/or its affiliates, awards under the 2016 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant, unless otherwise provided by the plan administrator. Subject to certain restrictions, awards granted to our Manager may be transferred by our Manager to an employee or non-employee director of any of its affiliates. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2016 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination. Our Board may amend or terminate the 2016 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the aggregate number of shares available under the 2016 Plan or any individual award limit under the 2016 Plan, “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. In addition, no amendment, suspension or termination of the 2016 Plan may, without the consent of the affected participant, impair any rights or obligations under any previously-granted award, unless the award itself otherwise expressly so provides. No ISO may be granted pursuant to the 2016 Plan after the tenth anniversary of the date on which our Board adopted the 2016 Plan.

Additional REIT Restrictions. The 2016 Plan provides that no participant will be granted, become vested in the right to receive or acquire or be permitted to acquire, or will have any right to acquire, shares under an award if such acquisition would be prohibited by the restrictions on ownership and transfer of our stock contained in our charter or would impair our status as a REIT.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of                      , 2021, by (1) each person known to us to beneficially own more than 5% of any class of our outstanding voting securities, (2) each of our directors, director nominees and named executive officers and (3) all of our directors, director nominees and executive officers as a group.

A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

To our knowledge, unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock. Percentage ownership of common stock “after this offering” assumes no exercise of the underwriters’ option to purchase additional shares of our common stock.

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Mack Real Estate Credit Strategies, L.P., 60 Columbus Circle, 20th Floor, New York, New York 10023.

The table below does not reflect any shares of common stock that directors, director nominees and executive officers may purchase in this offering through the directed share program described under “Underwriting.”

	Shares Beneficially Owned Immediately Prior to This Offering		Shares Beneficially Owned After This Offering
Name of Beneficial Owner	Number	Percent	Number	Percent
5% Stockholders:

Directors, Director Nominees and Named Executive Officers:
Richard Mack
Steven Richman(1)
Andrew Silberstein(2)
David Haltiner(3)
Michael McGillis
All directors, director nominees and executive officers as a group ( persons)

*	Represents beneficial ownership of less than 1%.
(1)	The address of Mr. Richman is c/o PARE US, 40 W 57th Street, 29th Floor, New York, New York 10019.
(2)	The address of Mr. Silberstein is c/o Almanac Realty Investors, 1140 Avenue of the Americas, 17th Floor, New York, New York 10037.
(3)	The address of Mr. Haltiner is c/o Almanac Realty Investors, 1140 Avenue of the Americas, 17th Floor, New York, New York 10037.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Agreement

Pursuant to the Management Agreement with our Manager, our Manager is responsible for administering (or engaging and overseeing external vendors that administer) our business activities and day-to-day operations and, through a services agreement with MRECS, provides us with our management team and other necessary professionals and support personnel. The Management Agreement requires our Manager to manage our business affairs in conformity with our investment guidelines and policies that are approved and monitored by our Board. Our Manager’s role as Manager is under the supervision and direction of our Board. See “Our Manager and the Management Agreement—Management Agreement.”

Our Manager is an affiliate of MRECS, and all of our officers are employees or principals of MRECS or its affiliates which are provided to our Manager pursuant to a services agreement with MRECS. In addition, as of March 31, 2021, each of Almanac and PARE US had a limited partnership interest in our Manager, resulting in an economic interest in its profits and losses, although in April 2021, PARE US’s limited partnership interest in our Manager was redeemed by our Manager. As a result, the Management Agreement between us and our Manager was negotiated between related parties, and the terms, including fees, expense reimbursements and other amounts payable to our Manager, may not be as favorable to us as if they had been negotiated at arm’s length between unaffiliated third parties. See “Our Manager and the Management Agreement—Conflicts of Interest” and “Risk Factors—Risks Related to Our Reliance on Our Manager and its Affiliates.”

The Management Agreement is intended to provide us with access to our Manager’s and our Sponsor’s pipeline of investment opportunities and its personnel and its experience in capital markets, credit analysis, debt structuring and risk and portfolio management, as well as assistance with corporate operations, legal and compliance functions and governance.

For the period from January 1, 2018 to December 31, 2018, we paid our Manager base management fees of $23.8 million and incentive fees of approximately $4.2 million. For the period from January 1, 2019 to December 31, 2019, we paid our Manager base management fees of approximately $32.6 million and incentive fees of approximately $10.2 million. For the period from January 1, 2020 to December 31, 2020, we paid our Manager base management fees of approximately $32.6 million and incentive fees of approximately $7.8 million. From the period from January 1, 2021 to March 31, 2021, we paid our Manager base management fees of approximately $9.6 million and no incentive fees were paid.

Our Manager is entitled to reimbursement of all documented expenses incurred on our behalf, to the extent that such costs and expenses are specifically contemplated by, and do not exceed the amount contemplated therefor in, the annual budget. The Management Agreement specifically references expenses incurred by our Manager for travel and other out-of-pocket expenses incurred on our behalf in connection with the origination, purchase, financing, refinancing, sale or other disposition of loans or any securities offering.

The following table details the reimbursable expenses due to our Manager and are included in the due to affiliates balance on our consolidated balance sheet (in thousands):

	March 31, 2021	December 31, 2020	December 31, 2019	December 31, 2018
Other assets	$—	$—	$—	$1
General and administrative	—	—	18	35
Costs reimbursed by borrower	—	—	7	—

Total	$—	$—	$25	$36

The following table summarizes expense reimbursements that were classified as a component of general and administrative expenses (in thousands):

	Three Months Ended March 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
General and administrative	$—	$81	$190	$332

Total	$—	$81	$190	$332

CMTG/TT Mortgage REIT LLC

As of March 31, 2021, the JV held 1 of the 59 loan investments in our loan portfolio comprised of 2 loans with an aggregate unpaid principal balance of $72.5 million. The JV was organized as a Delaware limited liability company and elected to be treated as a REIT for U.S. federal income tax purposes through December 2020. As of January 1, 2021, the JV ceased to be a REIT. Ownership of the JV is comprised of (a) our 51% membership interest in the JV and (b) CMTG Investor, L.P.’s 49% membership interest in the JV. We do not anticipate making any new loan investments through the JV.

In January 2017, the JV issued 125 preferred units of the JV to unaffiliated investors on terms and conditions, and with such rights and preferences, that were approved by the unanimous consent of the board of directors of the JV. Such terms include, without limitation, the right of preferred unitholders to receive cumulative preferential cash distributions at the rate of 12.5% per annum of the total of the $1,000 liquidation preference that is applicable with respect to such units. In December 2020, the JV redeemed the 125 preferred units.

Pursuant to the management agreement between our Manager and the JV, our Manager provides for the day-to-day management of the JV’s operations and provides the JV with its management team and appropriate support personnel.

For the period from January 1, 2018 to December 31, 2018, the JV paid our Manager base management fees of $0.4 million and incentive fees of approximately $0.2 million. For the period from January 1, 2019 to December 31, 2019, the JV paid our Manager base management fees of approximately $0.2 million and incentive fees of approximately $0.1 million. For the period from January 1, 2020 to December 31, 2020, the JV paid our Manager base management fees of approximately $0.2 million and incentive fees of approximately $0.1 million. For the period from January 1, 2021 to March 31, 2021, the JV paid our Manager base management fees of approximately $0.1 million and no incentive fees.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from: (i) actual receipt of an improper benefit or profit in money, property or services; or (ii) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Our charter authorizes us to obligate ourselves and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of the Company and at our request, serves or has served as a director, officer, trustee, member, manager or partner of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity. Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company.

The rights to indemnification and advancement of expenses provided by our charter and bylaws shall vest immediately upon an individual’s election as a director or officer of ours.

The MGCL requires us (unless our charter provides otherwise, which it does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party to, or witness in, by reason of their service in those or other capacities unless it is established that: (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services, or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of: (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation, and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the appropriate standard of conduct was not met.

Additionally, we intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Maryland law and our charter and bylaws against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they may be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable. The indemnification provided under the indemnification agreements will not be exclusive of any other indemnity rights.

Purchases in Directed Share Program

Our directors, director nominees and officers will be able to purchase shares of our common stock in the directed share program. See “Underwriting.” All purchases of common stock in the directed share program will be at the public offering price. Purchases by any of these directors, director nominees and officers may individually exceed $120,000.

Related Party Transaction Policies

In order to avoid any actual or perceived conflicts of interest between our Manager, MRECS, any of their affiliates or any investment vehicle sponsored or managed by MRECS or any of its affiliates, which we refer to as the MRECS parties, and us, our approval is required to approve (a) any purchase of our investments by any of the MRECS parties and (b) any purchase by us of any assets of any of the MRECS parties.

In addition, our Board has adopted a written related party transaction policy, to be effective upon the completion of this offering, setting forth the policies and procedures for the review, approval or ratification of related party transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any financial transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related party had or will have a direct or indirect material interest. Under the policy, related party transactions will be approved or ratified by our Board or a duly authorized committee of our Board. Directors will recuse themselves from any vote on a related party transaction in which they have an interest.

Registration Rights Agreements

On July 8, 2016 we entered into three separate registration rights agreements between us and Fuyou, Claros REIT Holdings and CMTG Investor, L.P., respectively, on January 17, 2017 we entered into a registration rights agreement between us and Delta Master Trust in connection with its investment in us and on May 15, 2018 we entered into a registration rights agreement between us and Beaverhead Capital, LLC in connection with its investment in us. All five registration rights agreements have substantially similar terms. These agreements provide that as soon as practicable following the date on which we first become eligible to file a registration statement with the SEC on Form S-3 we will file such registration statement on Form S-3 permitting the investors to sell shares from time to time.

Stockholders’ Agreement

Concurrently with the execution of a subscription agreement between us and Fuyou, Fuyou and Claros REIT Holdings entered into a stockholders’ agreement pursuant to which Fuyou and Claros REIT Holdings agree to vote their respective shares to elect certain specified designees to the Board. The voting provisions in such stockholders’ agreement will terminate upon the closing of this offering.

Redemption Right

Fuyou currently has the right to require us to repurchase up to 14,613,968 shares of our common stock at a price per share equal to the net book value per share as of the most recently completed fiscal quarter prior to the repurchase. This redemption right was exercisable from January 8, 2020 until February 7, 2020 and from January 8, 2021 until February 7, 2021, and since Fuyou did not exercise its redemption right during either 30-day period, Fuyou may do so during additional 30-day periods commencing on each one-year anniversary of January 8, 2021. Fuyou’s redemption right, if not exercised during one of the periods described above, will terminate upon the completion of this offering. Until such redemption right is terminated, we are required to classify those shares of common stock held by Fuyou as redeemable common stock on our balance sheet in accordance with GAAP.

Co-Lending Arrangements

We previously granted certain stockholders, including Fuyou and            the right, at their election, to co-invest in certain larger loans that we originate. The co-lending right will terminate upon the closing of this offering. Pursuant to this co-lending right, prior to this offering, we entered into a co-lending arrangement with        pursuant to which        invested $        and we invested $        in a        loan.

Potential Conflicts of Interest

We are externally managed and advised by our Manager, an affiliate of our Sponsor. The Management Agreement was negotiated among related parties, with involvement from Almanac, whose advisory clients together own approximately     % of Claros REIT Holdings, which, upon completion of this offering, will own

approximately     % of our outstanding common stock. In addition, as of March 31, 2021, Almanac had a limited partnership interest in our Manager, resulting in an economic interest in its profits and losses. As a result, the terms of the Management Agreement, including fees, expense reimbursements and other amounts payable to our Manager, may not be as favorable to us as if they had been negotiated at arm’s length between unaffiliated third parties. In addition, pursuant to board nomination rights set forth in our organizational documents, Claros REIT Holdings has the right to designate one director to our Board (currently designated by Almanac) and Fuyou has the right to designate one director to our Board. Such directors will remain on our Board until the next succeeding annual meeting of stockholders following his or her election and until his or her successor is duly elected and qualifies; provided, however, that for so long as Claros REIT Holdings directly or indirectly owns 4.9% or more of the outstanding shares of our common stock, at least one director will be designated by Claros REIT Holdings, and for so long as Fuyou is an affiliate of Ping An and Fuyou, together with other affiliates of Ping An, owns 4.9% or more of the outstanding shares of common stock, at least one director will be designated by Fuyou.

All of our officers are employees or principals of MRECS or its affiliates. Our officers and executive directors, and the other personnel of MRECS or its affiliates who provide services to our Manager, typically also manage or support other investment vehicles or accounts managed by our Sponsor. These products include, without limitation, other pooled investment vehicles and managed accounts that exist as of the date hereof and/or may exist in the future. To the extent that personnel engage in other business activities, it may reduce the time our Manager spends managing our business. In addition, these persons may have legal, contractual or fiduciary obligations to investors in other entities, the fulfillment of which might not be in our best interests or those of our stockholders. Furthermore, to the extent the other investment management entities affiliated with our Sponsor have more limited ownership (if any) by unaffiliated third parties, or have a higher fee structure, in each case as compared to our Manager’s ownership and fee structure, the activities conducted by such entities may be more profitable to our Sponsor than those conducted by our Manager.

As of the date of this prospectus, we, the JV and the High Yield Fund are the sole multi-investor pooled investment vehicles managed by our Sponsor and its affiliates, including our Manager, that invest in CRE debt. No existing investment vehicles or accounts managed by our Sponsor or its affiliates, including our Manager, currently have an investment strategy that is substantially similar to our core investment strategy. Though we do not anticipate making any new loan investments in the JV, and our Sponsor and its affiliates, including our Manager, do not anticipate forming or managing any other investment vehicles or accounts that would have an investment strategy that is substantially similar to our core investment strategy, our Sponsor and its affiliates, including our Manager, are not legally prohibited from forming or managing such investment vehicles or accounts and, regardless, the High Yield Fund and future investment vehicles or accounts managed by our Sponsor or its affiliates may from time to time invest in assets that overlap with our target assets. If any such situation arises, investment opportunities may be allocated between us, the High Yield Fund and other investment vehicles or accounts in a manner that may result in fewer investment opportunities being allocated to us than would have otherwise been the case. Additionally, our Sponsor and its affiliates, including our Manager, are not restricted from entering into other investment advisory relationships or from engaging in other business activities from time to time. As a result, there may be conflicts in allocating assets that are suitable for us as well as other vehicles and separate accounts managed by our Manager or its affiliates. To the extent that a conflict arises, our Sponsor and its affiliates, including our Manager, will seek to allocate investment opportunities in a fair and equitable manner in accordance with the investment allocation policy and procedures of our Manager and our Sponsor, which we refer to as the “Allocation Policy.” In determining the allocation of investments, our Manager and our Sponsor expect to consider the following factors or a subset thereof as may be appropriate under the circumstances:

•	the investment objectives, limitations, guidelines and contractual provisions of each vehicle or account;

•	characteristics of the investment and their appropriateness for a particular vehicle or account;

•	the availability and timing of capital;

•

portfolio management considerations, including but not limited to diversification objectives and concentration risks, exposure of the applicable vehicle or account to a specific underlying borrower, geographical area, asset strategy or asset type;

•	the anticipated holding period and remaining investment period of the relevant vehicle or account;

•	the availability of co-investment capital for purposes of spreading risk;

•	legal, tax, accounting and regulatory considerations deemed relevant by our Manager;

•

the ability of a vehicle or account to employ leverage, hedging, derivatives, or other similar strategies in connection with acquiring, holding or disposing of the particular investment opportunity, and any requirements or other terms of any existing leverage facilities;

•	structural or practical limitations on structuring an investment so that it may be allocated to more than one vehicle or account;

•	potential conflicts of interest, including whether a vehicle or account has an existing interest in the investment in question; and

•	such other considerations as our Manager and our Sponsor deem relevant in good faith.

At no time will multiple investment vehicles or accounts managed by our Sponsor participate in different or divergent portions of the same property’s capitalization. In addition, although not currently expected, our Manager from time to time may seek to cause us to buy and/or sell investments to and/or from other investment vehicles or accounts managed by our Manager or Sponsor or their respective affiliates. Under the Management Agreement, if we purchase target assets from, or sell investments to, MRECS or its affiliates or their respective managed investment vehicles or accounts, any such transaction will require approval of our Board.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our capital stock is only a summary, and you should refer to the MGCL and our charter and bylaws for a full description. The following summary is qualified in its entirety by the detailed information contained in our charter and bylaws. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

We were incorporated under the laws of the state of Maryland on April 29, 2015. The rights of our stockholders are governed by Maryland law as well as our charter and bylaws.

Our charter authorizes us to issue up to 500,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share, of which 125 shares are classified as 12.5% Series A Redeemable Cumulative Preferred Stock, or our Series A Preferred Stock. Our charter authorizes a majority of our entire Board, without stockholder approval, to amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of shares of stock of any class or series that we have authority to issue. Prior to this offering,              shares of our common stock were issued and outstanding and 125 shares of our Series A Preferred Stock were issued and outstanding. After giving effect to shares issued in connection with this offering,             shares of our common stock will be issued and outstanding on a fully diluted basis. Under Maryland law, stockholders are not generally liable for our debts or obligations.

Our charter also authorizes our Board to reclassify any unissued shares of our common stock or classify any unissued shares of preferred stock and reclassify any previously classified but unissued shares of preferred stock of any class or series from time to time, into one or more classes or series of stock. We believe that the power to classify or reclassify unissued shares of stock and thereafter issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Our charter and bylaws contain certain provisions that could make it more difficult to acquire control of the Company by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with our Board. We believe that these provisions increase the likelihood that proposals initially will be on more attractive terms than would be the case in their absence and facilitate negotiations that may result in improvement of the terms of an initial offer that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders. See “Risk Factors—Risks Related to Our Organization and Structure.”

Common Stock

The common stock offered by this prospectus, when issued, will be duly authorized, fully paid and nonassessable. Our common stock is not convertible or subject to redemption.

Subject to the provisions of our charter regarding the restrictions on the ownership and transfer of stock, the holders of our common stock are entitled to such distributions as may be authorized from time to time by our Board out of legally available funds and declared by us. They are also entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities, including the liquidation preferences of any shares of preferred stock. Holders of our common stock do not have preemptive rights, which means that they do not have an automatic option to purchase any new shares that we issue, or preference, conversion, exchange, sinking fund or redemption rights. Holders of our common stock generally have no appraisal rights.

The holders of our common stock vote together as a single class on all matters. Holders of shares of our common stock will be entitled to vote in the election of directors. Subject to the rights of the holders of one or more classes or series of preferred stock to elect or remove one or more directors and, with respect to any director that is designated by Claros REIT Holdings, the consent of Claros REIT Holdings, directors may be removed from office, with or without cause, only upon the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast generally in the election of directors.

Preferred Stock

Our charter provides that our Board has the authority, without action by our stockholders, to classify, designate and issue up to 10,000,000 shares of preferred stock in one or more classes or series and to fix the designation, number of shares, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of any class or series. Our Board has designated 125 authorized shares of preferred stock as shares of series A preferred stock.

Series A Preferred Stock

We issued 125 shares of Series A Preferred Stock in consideration for an aggregate amount of $0.1 million to satisfy the minimum 100 stockholder threshold required for us to qualify as a REIT. The Series A Preferred Stock ranks senior to all classes or series of shares of our common stock and all other equity securities we may issue from time to time with respect to dividend and redemption rights and rights upon the liquidation, dissolution or winding up of our company. Holders of Series A Preferred Stock are entitled to cumulative preferential cash dividends at a rate of 12.5% per year of the total of $1,000.00 per share plus all accumulated and unpaid dividends thereon. Unless full cumulative dividends have been or are contemporaneously authorized and paid for all past dividend periods, no dividends will be authorized and paid (other than in junior securities) on any other equity securities issued by us, including our common stock, and no junior securities will be redeemed, repurchased or otherwise acquired for consideration by us (except by conversion into or exchange for junior securities).

In the event of our liquidation, dissolution or winding up, holders of Series A Preferred Stock are entitled to be paid a liquidation preference equal to the sum of (i) $1,000.00 per share and (ii) all accrued and unpaid dividends thereon to the date of payment, before any distribution of assets is made to holders of all other equity securities. We may also redeem the Series A Preferred Stock at any time at a redemption price equal to the sum of (i) $1,000.00 per share and (ii) all accrued and unpaid dividends thereon through and including the redemption date. The Series A Preferred Stock is not convertible into or exchangeable for any property or securities of our company.

Holders of Series A Preferred Stock are not entitled to vote on any matter submitted to our stockholders, except that the consent of the holders of a majority of the outstanding Series A Preferred Stock, voting as a separate class, is required for (i) the authorization or issuance of any equity securities that are senior to or parity with the Series A Preferred Stock, (ii) any amendment to our charter that has a material adverse effect on the rights and preferences of the Series A Preferred Stock or that increases the number of authorized shares of Series A Preferred Stock or (iii) any reclassification of the Series A Preferred Stock.

Meetings and Voting Requirements

Subject to charter restrictions on ownership and transfer of our stock and except as may otherwise be specified in our charter, including with respect to the vote by the common stock for the election of directors, each holder of our common stock will be entitled at each meeting of stockholders to one vote per share owned by such stockholder on all matters submitted to a vote of stockholders. There is no cumulative voting in the election of our Board, which means that the holders of a majority of shares of our outstanding common stock can elect all the directors then standing for election and the holders of the remaining shares of our common stock will not be able to elect any directors. These election rights are subject to any nomination rights exercisable by Claros REIT Holdings.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge or consolidate with or convert into another entity, sell all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business, unless declared advisable by the Board and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides that, except for amendments to the restrictions on ownership and transfer of our stock, which also requires the consent of Claros REIT Holdings, and amendments to Article V of our charter, these matters may be approved by a majority of all of the votes entitled to be cast on the matter.

We hold an annual meeting of our stockholders each year. The purpose of each annual meeting will be to elect directors and to transact any other business. Special meetings of stockholders may be called by the chairman of our Board, the chief executive officer, the president or a majority of our Board. The secretary of the Company must call a special meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting (subject to compliance with certain procedures set forth in our bylaws).

The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter constitutes a quorum.

One or more persons who together are and for at least six months have been stockholders of record or holders of voting trust certificates of at least five percent of the outstanding shares of any class or series of our stock are entitled to, among other things, receive a copy of our stockholder list upon request in accordance with Maryland law so long as the corporation does not maintain an original or duplicate stock ledger at its principal office (which we do not). The list provided by us will be verified under oath by one of our officers or our transfer agent, will include each stockholder’s name and address and the number of shares of each class owned by each stockholder and will be made available within 20 days after the receipt by us of the request. Stockholders and their representatives also have access to our bylaws, the minutes of stockholder proceedings, our annual statements of affairs and any voting trust agreements on file at our principal office during usual business hours.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock (after taking into account certain options to acquire shares of stock) may be owned, directly, indirectly or through attribution, by five or fewer individuals (for this purpose, the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust) at any time during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Our charter contains restrictions on the ownership and transfer of our common stock and capital stock that are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may beneficially or constructively own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.6% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of our common stock, excluding any shares of common stock that are not treated as outstanding for U.S. federal income tax purposes, or more than 9.6% (in value) of the aggregate of the outstanding shares of our capital stock, excluding any shares that are not treated as outstanding for U.S. federal income tax purposes. We refer to each of these restrictions as an “ownership limit” and collectively as the

“ownership limits.” A person or entity that would have acquired actual, beneficial or constructive ownership of our stock but for the application of the ownership limits or any of the other restrictions on ownership and transfer of our stock discussed below is referred to as a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.6% of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our common stock) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of 9.6% in value or in number of shares (whichever is more restrictive) of our outstanding common stock or capital stock and thereby violate the applicable ownership limit.

Our Board, in its sole and absolute discretion, prospectively or retroactively, may exempt a person from one or more of the ownership limits and may establish or increase an “excepted holder limit” for such person if, among other limitations, it:

•

determines that such waiver will not cause five or fewer individuals (as defined above) to own, actually or beneficially, more than 49% in value of the aggregate of all the outstanding shares of all classes or series of our capital stock, taking into account the then-current ownership limits, any then-existing excepted holder limits, and the excepted holder limit of such person; and

•

determines that, subject to certain exceptions, such person does not and will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity owned or controlled by us) that would cause us to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant.

As a condition of such exemption, our Board may require an opinion of counsel or IRS ruling, in either case in form and substance satisfactory to our Board in its sole and absolute discretion in order to determine or ensure our status as a REIT or such representations and/or undertakings as are reasonably necessary to make the determinations above. Notwithstanding the receipt of any ruling or opinion, our Board may impose such conditions or restrictions as it deems appropriate in connection with such an exception.

Our Board has established excepted holder limits for certain of our stockholders, including an excepted holder limit for Claros REIT Holdings and certain of its direct and indirect owners that allows Claros REIT Holdings to own, subject to certain conditions, up to 20,500,000 of the outstanding shares of our common stock (or      % of our outstanding common stock upon completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares).

In connection with a waiver of an ownership limit or at any other time, our Board, in its sole and absolute discretion, may increase or decrease one or more of the ownership limits, except that a decreased ownership limit will not be effective for any person whose actual, beneficial or constructive ownership of our stock exceeds the decreased ownership limit at the time of the decrease until the person’s actual, beneficial or constructive ownership of our stock equals or falls below the decreased ownership limit, although any further acquisition by such person of our stock will violate the decreased ownership limit. Our Board may not increase or decrease any ownership limit if the new ownership limit (taking into account any then-existing excepted holder limits) would allow five or fewer persons to actually or beneficially own more than 49% in value of our outstanding stock or could cause us to be “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT.

Our charter further prohibits:

•

any person from actually, beneficially or constructively owning shares of our capital stock that could result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT (including, but not limited to, actual, beneficial or constructive ownership of shares of our stock that could result in us owning (actually or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by the Company from such tenant would cause the Corporation to fail to satisfy any of the income requirements of Section 856(c) of the Code); and

•

any person from transferring shares of our capital stock if such transfer would result in shares of our capital stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire actual, beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of our stock described above must give written notice immediately to us or, in the case of a proposed or attempted transaction, provide us at least 15 days prior written notice, and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT.

The ownership limits and other restrictions on ownership and transfer of our stock described above will not apply if our Board determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT or that compliance with one or more of the restrictions or limitations on ownership and transfer of our stock is no longer required in order for us to qualify as a REIT.

Pursuant to our charter, if any purported transfer of our stock or any other event would otherwise result in any person violating the ownership limits or such other limit established by our Board, or could result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. The prohibited owner will have no rights in shares of our stock held by the trustee. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in the transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to the trustee as described above, must be repaid to the trustee upon demand. Any dividend or other distribution so paid to the trustee shall be held in trust for the charitable beneficiary. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or our being “closely held” (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then the transfer of the number of shares that otherwise would cause any person to violate the above restrictions will be void. If any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), then any such purported transfer will be void and of no force or effect and the intended transferee will acquire no rights in the shares.

Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (a) the price per share paid by the prohibited owner for the shares (or, if the prohibited owner did not give value in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the Market Price (as such term is defined in our charter) on the date of such gift, devise or other such transaction) and (b) the Market Price on the date we, or our designee, exercise such right. We must reduce the amount payable to the prohibited owner by the amount of dividends and other distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. We will pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of ours stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such stock must be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or persons, designated by the trustee, who could own the shares without violating the ownership limits or other restrictions on ownership and transfer of our stock set forth in our charter. Upon such sale, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute to the prohibited owner an amount equal to the lesser of (a) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the Market Price on the date of such gift, devise or other such transaction) and (b) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary. In addition, if, prior to our discovery that shares of its stock have been transferred to the trustee, such shares of stock are sold by a prohibited owner, then such shares shall be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive pursuant to our charter, such excess amount must be paid to the trustee upon demand.

The trustee will be appointed by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the charitable beneficiary, all dividends and other distributions paid by us with respect to such shares, and may exercise all voting rights with respect to such shares for the exclusive benefit of the charitable beneficiary.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole and absolute discretion:

•	to rescind as void any vote cast by a prohibited owner prior to the Company’s discovery that the shares have been transferred to the trustee; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

If our Board or a duly authorized committee thereof determines that a proposed transfer or other event has taken place that violates the restrictions on ownership and transfer of our stock set forth in our charter, or that a person intends to acquire or has attempted to acquire actual, beneficial or constructive ownership of shares of our capital stock in violation of the restrictions on ownership and transfer of our stock as set forth in our charter, our Board or such committee may take such action as it deems advisable in its sole and absolute discretion to refuse to give effect to or to prevent such transfer, including, but not limited to, causing the company to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the Treasury Regulations) of the outstanding shares of our stock, within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we may request in order to determine the effect, if any, of the person’s actual or beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, any person that is an actual, beneficial or constructive owner of shares of our stock and any person (including the stockholder of record) who is holding shares of our stock for an actual, beneficial or constructive owner must, on request, disclose to us such information as we may request in good faith in order to determine our status as a REIT and comply with requirements of any taxing authority or governmental authority or determine such compliance.

Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of our stock described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for our stock that our stockholders otherwise believe to be in their best interest.

Exchange Listing

We intend to apply to have our common stock listed on the NYSE under the symbol “CMTG.”

Transfer Agent and Registrar

We expect the transfer agent and registrar for the common stock to be Computershare Trust Company, N.A.

CERTAIN PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS

Although the following summary describes certain provisions of Maryland law and the material provisions of our charter and bylaws to be in effect upon the completion of this offering, it is not a complete description of our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, or of Maryland law. See “Where You Can Find More Information.”

Charter and Bylaw Provisions

The rights of stockholders and related matters are governed by our organizational documents and Maryland law. Certain provisions of these documents or of Maryland law, summarized below, may make it difficult to change the composition of our Board and could have the effect of delaying, deferring, or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock. See generally “Risk Factors—Risks Related to Our Organization and Structure.”

Our Board of Directors

Our charter and bylaws provide that the number of directors of our company may be established, increased or decreased by our Board, but may not be less than the minimum number required under the MGCL, which is one, or, unless our bylaws are amended, more than fifteen. For so long as Claros REIT Holdings directly or indirectly owns 4.9% or more of the outstanding shares of our common stock, at least one director will be designated by Claros REIT Holdings, and for so long as Fuyou is an affiliate of Ping An and Fuyou, together with other affiliates of Ping An, owns 4.9% or more of the outstanding shares of common stock, at least one director will be designated by Fuyou. We have elected by a provision of our charter to be subject to a provision of Maryland law requiring that, subject to the rights of holders of one or more classes or series of preferred stock, any vacancy may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the full term of the directorship in which such vacancy occurred and until his or her successor is duly elected and qualifies; provided that for so long as Claros REIT Holdings directly or indirectly owns 4.9% or more of the outstanding shares of our common stock and for so long as Fuyou is an affiliate of Ping An and Fuyou, together with other affiliates of Ping An, owns 4.9% or more of the outstanding shares of common stock, respectively, if a vacancy on our Board occurs at any time with respect to any director that was designated for nomination by either Claros REIT Holdings or Fuyou, then a new designee of Claros REIT Holdings or Fuyou, as the case may be, will be nominated for election to serve, and will be elected, as a new director in accordance with our organizational documents.

Each member of our Board is elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Holders of shares of our common stock will have no right to cumulative voting in the election of directors, and directors will be elected by a plurality of the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, stockholders entitled to cast a majority of all the votes entitled to be cast in the election of directors will be able to elect all of our directors.

For so long as Claros REIT Holdings directly or indirectly owns 4.9% or more of the outstanding shares of our common stock:

•	it will be a condition to qualification for nomination, election and service for all directors that at least one director be designated for nomination by Claros REIT Holdings;

•

our Board shall, to the fullest extent permitted by law, include among the nominees recommended by our Board (or any duly authorized committee thereof) for election by our stockholders at any meeting of stockholders called for the purpose of electing directors, such director designated for nomination by Claros REIT Holdings and the Board must use its best efforts to cause the election of such designee to our Board; and

•	the consent of Claros REIT Holdings is required to amend provisions of our bylaws related to the Claros REIT Holdings director nomination rights.

Additionally, for so long as Fuyou is an affiliate of Ping An and Fuyou, together with other affiliates of Ping An, owns 4.9% or more of the outstanding shares of our common stock:

•

it will be a condition to qualification for nomination, election and service for all directors that at least one director be designated for nomination by Fuyou; provided, however, that the director designated for nomination by Fuyou must be an employee, director or trustee of Ping An or a subsidiary or affiliate of Ping An and cannot be an employee, director or trustee of a competitor of the company;

•

our Board shall, to the fullest extent permitted by law, include among the nominees recommended by our Board (or any duly authorized committee thereof) for election by our stockholders at any meeting of stockholders called for the purpose of electing directors, the director designated for nomination by Fuyou, and the Board must use its best efforts to cause the election of each such designee to our Board; and

•	the consent of the director designated for nomination by Fuyou is required to amend provisions of our bylaws related to the Fuyou director nomination rights.

The nomination rights discussed above may render a change in control of us or removal of our incumbent management more difficult. Under our organizational documents, we must have at least the minimum number of directors required by the MGCL but not more than fifteen directors. We currently have              directors. A director may resign at any time. Subject to the rights of the holders of one or more classes or series of preferred stock to elect or remove one or more directors, directors may be removed from office, with or without cause, only upon the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast generally in the election of directors.

Maryland law provides that any action required or permitted to be taken at a meeting of the Board also may be taken without a meeting by the unanimous written or electronic consent of all directors.

Claros REIT Holdings possesses various approval and governance rights with respect to the Company. For further information see “Management—Corporate Governance-Board of Directors and Committees.”

Inspection of Books and Records; Stockholder Lists

One or more persons who together are and for at least six months have been stockholders of record or holders of voting trust certificates of at least five percent of the outstanding shares of stock of any class or series of our stock are entitled to, among other things, receive a copy of our stockholder list upon request in accordance with Maryland law and so long as the corporation does not maintain an original or duplicate stock ledger at its principal office (which we do not). The list provided by us will be verified under oath by one of our officers or our transfer agent, will include each stockholder’s name and address and the number of shares of each class owned by each stockholder and will be made available within 20 days after the receipt by us of the request. Stockholders and their representatives also have access to our bylaws, the minutes of stockholder proceedings, our annual statements of affairs and any voting trust agreements on file at our principal office during usual business hours.

Stockholder Liability

The MGCL provides that our stockholders:

•	are not liable personally or individually in any manner whatsoever for any debt, act, omission or obligation incurred by us or our Board; and

•	are under no obligation to us or our creditors with respect to their shares other than the obligation to pay to us the full amount of the consideration for which their shares were issued.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the Board approved in advance the transaction by which he or she otherwise would have become an interested stockholder. However, in approving a transaction, the Board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These supermajority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our Board adopted a resolution exempting any business combination with any other person, provided that such business combination is first approved by the Board. Consequently, the five-year prohibition and the supermajority vote requirements do not apply to business combinations between us and any person, provided that such business combination is first approved by the Board. As a result, such person may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the supermajority vote requirements and the other provisions of the statute. The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

With some exceptions, Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of stockholders holding two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter.

“Control shares” mean voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer can exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more, but less than one-third of all voting power;

•	one-third or more, but less than a majority of all voting power; or

•	a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition, upon satisfaction of some specific conditions, including an undertaking to pay expenses, may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares. If no request for a meeting is made, the corporation may present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to some conditions and limitations, the corporation may redeem any or all the control shares (except those for which voting rights have been previously approved) for fair value, determined without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or, if a meeting of stockholders is held at which the voting rights of such shares are considered and not approved, as of the date of the meeting. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation, or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation.

As permitted by the MGCL, our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors, without stockholder approval, and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL which provide, respectively, that:

•	the corporation’s board of directors will be divided into three classes;

•	the affirmative vote of two-thirds of the votes cast in the election of directors generally is required to remove a director;

•	the number of directors may be fixed only by vote of the directors;

•

a vacancy on its board of directors be filled only by the remaining directors and that directors elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	the request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting is required for the calling of a special meeting of stockholders.

We have elected by a provision in our charter to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our Board. In addition, without our having elected to be subject to Subtitle 8, our charter and bylaws already (1) vest in our Board the exclusive power to fix the number of directors and (2) require, unless called by our chairman, either of our chief executive officers or our Board, the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting to call a special meeting. Our Board is not currently classified. In the future, our Board may elect, without stockholder approval, to classify our Board or elect to be subject to any of the other provisions of Subtitle 8.

Stockholder Rights Plan

We do not have a stockholder rights plan.

Amendments to Our Charter and Bylaws

Under the MGCL, a Maryland corporation generally cannot amend its charter unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Except for certain amendments related to the restrictions on ownership and transfer of our stock Article V of our charter and the vote required to amend those provisions (which must be declared advisable by our Board and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter), our charter generally may be amended only if the amendment is declared advisable by our Board and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Our Board, with the approval of a majority of the entire board, and without any action by our stockholders, may also amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series we are authorized to issue.

Our Board has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Extraordinary Transactions

Under the MGCL, a Maryland corporation generally cannot dissolve, merge or consolidate with or convert into another entity, sell all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. As permitted by the MGCL, our charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Many of our operating assets will be held by our subsidiaries, and these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders. Our charter provides that our stockholders generally will not be entitled to exercise statutory appraisal rights.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our Board and the proposal of other business to be considered by our stockholders at an annual meeting of stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our Board or (3) by any stockholder who was a stockholder of record at the record date set by our Board for the purposes of determining stockholders entitled to vote at the meeting, at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of the individual so nominated or such other business and who has complied with the advance notice procedures set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee or business proposal, as applicable.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our Board may be made at a special meeting of stockholders at which directors are to be elected only (1) by or at the direction of our Board or (2) provided that the special meeting has been properly called in accordance with our bylaws for the purpose of electing directors, by any stockholder who was a stockholder of record at the record date set by our Board for the purposes of determining stockholders entitled to vote at the meeting, at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of each individual so nominated and who has complied with the advance notice provisions set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee.

Exclusive Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the U.S. District Court for the District of Maryland, Northern Division, shall be the sole and exclusive forum for the following: any derivative action or proceeding brought on our behalf, other than actions arising under U.S. federal securities laws; any action asserting a claim of breach of any duty owed by any of our present or former directors, officers or other employees to the corporation or to our stockholders; any action asserting a claim against us or any of our present or former directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws; or any action asserting a claim against us or any of our present or former directors, officers or other employees that is governed by the internal affairs doctrine.

Indemnification and Limitation of Directors’ and Officers’ Liability

The MGCL requires us (unless our charter provides otherwise, which it does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party to, or witness in, by reason of their service in those or other capacities unless it is established that: (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services, or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of: (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation, and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the appropriate standard of conduct was not met.

Our charter authorizes us to obligate ourselves and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to: (a)any present or former director or officer who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity; or (b) any individual who, while a director or officer of the Company and at our request, serves or has served as a director, officer, trustee, member, manager or partner of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company.

Further, Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from: (i) actual receipt of an improper benefit or profit in money, property or services; or (ii) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

REIT Qualification

Our charter provides that our Board may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering, we will have a total of              shares of our common stock outstanding (or              shares if the underwriters exercise in full their option to purchase              additional shares). Of the outstanding              shares, the              shares sold in this offering (or              shares if the underwriters exercise their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, subject to the limitations on ownership and transfer set forth in our charter, and except for any shares held by our affiliates, as that term is defined by Rule 144 under the Securities Act.

We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. See “Risk Factors—Risks Related to Our Common Stock.”

Rule 144

The shares of common stock held by our existing owners after this offering will be “restricted” securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; or

•	the average weekly trading volume of shares of our common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

Registration Rights

Upon completion of this offering, certain existing holders of shares of our common stock (representing approximately      % of our common stock outstanding immediately after this offering (or      %, if the underwriters exercise in full their option to purchase additional shares)), or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. These shares would become fully tradable without restriction under the Securities Act immediately after they are sold under an effective registration statement, except for shares held by affiliates of the Company, which may be subject to resale restrictions under Rule 144. See “Certain Relationships and Related Transactions—Registration Rights Agreements” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the lock-up agreements described below, as applicable.

In connection with this offering, we, our Manager, our executive officers, directors, director nominees and our existing stockholders owning an aggregate of              shares of our common stock will be subject to lock-up agreements with the underwriters that, subject to certain customary exceptions, restrict the sale of the shares of our common stock held by them for 180 days following the date of this prospectus. See “Underwriting” for a description of these lock-up agreements.

Registration Statement on Form S-8

On March 23, 2016, our Board adopted, and on March 30, 2016 our stockholders approved, the Claros Mortgage Trust, Inc. 2016 Incentive Award Plan under which we may grant cash and equity incentive awards to eligible service providers. The total number of shares reserved for issuance pursuant to awards under the Plan is equal to              . For a description of our Plan, see “Management—Compensation of Executives—2016 Incentive Award Plan.”

We intend to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock subject to issuance under the 2016 Plan. We expect to file this registration statement as promptly as possible after the completion of this offering. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements or other substantially similar contractual restrictions, as applicable, and subject to the Rule 144 limitations applicable to affiliates and vesting of such shares, as applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations regarding our election to be taxed as a REIT and this offering of our common stock. For purposes of this discussion, references to “we,” “our” and “us” mean only Claros Mortgage Trust, Inc. and do not include any of its subsidiaries, except as otherwise indicated. This summary is for general information only and is not tax advice. The information in this summary is based on:

•	the Code;

•	current, temporary and proposed Treasury Regulations promulgated under the Code;

•	the legislative history of the Code;

•	administrative interpretations and practices of the IRS; and

•	court decisions;

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. The sections of the Code and the corresponding Treasury Regulations that relate to qualification and taxation as a REIT are highly technical and complex. The following discussion sets forth certain material aspects of the sections of the Code that govern the U.S. federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated under the Code, and administrative and judicial interpretations thereof. Potential tax reforms may result in significant changes to the rules governing U.S. federal income taxation. New legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may significantly and adversely affect our ability to qualify as a REIT, the U.S. federal income tax consequences of such qualification, or the U.S. federal income tax consequences of an investment in us, including those described in this discussion. Moreover, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT. Any such changes could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the IRS that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or non-U.S. tax consequences, or any tax consequences arising under any U.S. federal tax laws other than U.S. federal income tax laws, associated with the purchase, ownership or disposition of our common stock, or our election to be taxed as a REIT.

You are urged to consult your tax advisor regarding the tax consequences to you of:

•	the purchase, ownership and disposition of our common stock, including the U.S. federal, state, local, non-U.S. and other tax consequences;

•	our election to be taxed as a REIT for U.S. federal income tax purposes; and

•	potential changes in applicable tax laws.

Taxation of Our Company

General. We have elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our initial taxable year ended December 31, 2015. We believe that we have been organized and have operated in a manner that has allowed us to qualify for taxation as a REIT under the Code commencing with such taxable year, and we intend to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we have been organized and have operated, or will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify” for potential tax consequences if we fail to qualify as a REIT.

Latham & Watkins LLP has acted as our tax counsel in connection with this prospectus and our election to be taxed as a REIT. Latham & Watkins LLP will render an opinion to us, prior to the effective date of this registration statement, to the effect that, commencing with our taxable year ended December 31, 2015, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion will be based on various assumptions and representations as to factual matters, including representations made by us in one or more factual certificates provided by one or more of our officers. In addition, this opinion will be based upon our factual representations set forth in this prospectus. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, which are discussed below, including through actual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy those requirements. Further, the anticipated U.S. federal income tax treatment described herein may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. Latham & Watkins LLP has no obligation to update its opinion subsequent to the date of such opinion.

Provided we qualify for taxation as a REIT, we generally will not be required to pay U.S. federal corporate income taxes on our REIT taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a C corporation. A C corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. We will, however, be required to pay U.S. federal income tax as follows:

•	First, we will be required to pay regular U.S. federal corporate income tax on any undistributed REIT taxable income, including undistributed capital gain.

•

Second, if we elect to treat certain property as “foreclosure property,” and we have (1) net income from the sale or other disposition of such foreclosure property held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from such foreclosure property, we will be required to pay regular U.S. federal corporate income tax on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property. See “—Foreclosure Property.”

•

Third, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property for which an election has been made, held as inventory or primarily for sale to customers in the ordinary course of business.

•

Fourth, if we fail to satisfy the 75% gross income test or the 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of (A) the amount by which we fail to satisfy the 75% gross income test and (B) the amount by which we fail to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

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Fifth, if we fail to satisfy any of the asset tests (other than a de minimis failure of the 5% or 10% asset test), as described below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the U.S. federal corporate income tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

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Sixth, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests, as described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

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Seventh, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for the year, (2) 95% of our capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

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Eighth, if we acquire any asset from a corporation that is or has been a C corporation in a transaction in which our tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which we acquired the asset, and we subsequently recognize gain on the disposition of the asset during the five-year period beginning on the date on which we acquired the asset, then we generally will be required to pay regular U.S. federal corporate income tax on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted tax basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. Under applicable Treasury Regulations, any gain from the sale of property we acquired in an exchange under Section 1031 (a like-kind exchange) or Section 1033 (an involuntary conversion) of the Code generally is excluded from the application of this built-in gains tax.

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Ninth, we will generally be subject to tax on the portion of any “excess inclusion income” derived from an investment in residual interests in certain mortgage loan securitization structures (i.e., a TMP or a residual interest in a real estate mortgage investment conduit, or a REMIC) to the extent that our common stock is held by specified types of tax-exempt organizations known as “disqualified organizations” that are not subject to tax on UBTI. To the extent that we own a REMIC residual interest or a TMP through a TRS, we will not be subject to this tax. See “—Taxable Mortgage Pools.”

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Tenth, our subsidiaries that are C corporations and are not qualified REIT subsidiaries, including our TRSs described below, generally will be required to pay regular U.S. federal corporate income tax on their earnings.

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Eleventh, we will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions,” “excess interest,” or “redetermined TRS service income,” as described below under “—Income Tests—Penalty Tax.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a TRS of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a TRS of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Redetermined TRS service income generally represents income of a TRS that is understated as a result of services provided to us or on our behalf.

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Twelfth, we may elect to retain and pay income tax on our net capital gain. In that case, a stockholder would include its proportionate share of our undistributed capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the tax basis of the stockholder in our common stock.

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Thirteenth, if we fail to comply with the requirement to send annual letters to our stockholders holding at least a certain percentage of our stock, as determined under applicable Treasury Regulations, requesting information regarding the actual ownership of our stock, and the failure is not due to reasonable cause or is due to willful neglect, we will be subject to a $25,000 penalty, or if the failure is intentional, a $50,000 penalty.

We and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state and local income, property and other taxes on our assets and operations.

Requirements for Qualification as a REIT. The Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4) that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5) that is beneficially owned by 100 or more persons;

(6) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including certain specified entities, during the last half of each taxable year; and

(7) that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust.

We believe that we have been organized and have operated in a manner that has allowed us, and will continue to allow us, to satisfy conditions (1) through (7), inclusive, during the relevant time periods. In addition, our charter provides for restrictions regarding ownership and transfer of our shares that are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. A description of the share ownership and transfer restrictions relating to our capital stock is contained in the discussion in this prospectus under the heading “Description of Capital Stock—Restrictions on Ownership and Transfer.” These restrictions, however, do not ensure that we have previously satisfied, and may not ensure that we will, in all cases, be able to continue to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, then except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “—Failure to Qualify.”

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries. In the case of a REIT that is a partner in a partnership (for purposes of this discussion, references to “partnership” include a limited liability company treated as a partnership for U.S. federal income tax purposes, and references to “partner” include a member in such a limited liability company), Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership based on its interest in partnership capital, subject to special rules relating to the 10% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of any partnership in which we directly or indirectly, through other partnerships or disregarded entities, own an interest would be treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the gross income and asset tests described below. For purposes of the REIT qualification tests, the treatment of our ownership of partnerships or limited liability companies treated as disregarded entities for U.S. federal income tax purposes is generally the same as described below with respect to qualified REIT subsidiaries.

We generally expect to have control of our subsidiary partnerships and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. If we become a limited partner or non-managing member in any partnership and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or take other corrective action on a timely basis. In such a case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

We may from time to time own and operate certain properties through wholly-owned subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation (or other entity treated as a corporation for U.S. federal income tax purposes) will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock and do not elect with the subsidiary to treat it as a TRS, as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for all purposes under the Code, including all REIT qualification tests. Thus, in applying the U.S. federal income tax requirements described in this discussion, any qualified REIT subsidiaries we own are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as our assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not subject to U.S. federal income tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “—Asset Tests.”

Ownership of Interests in TRSs. We own and may acquire direct or indirect interests in one or more entities that have elected or will elect, together with us, to be treated as our TRSs. A TRS is a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to U.S. federal income tax as a regular C corporation. A REIT is not treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by the TRS is an asset in the hands of the REIT, and the REIT generally recognizes as income the dividends, if any, that it receives from the TRS. A REIT’s ownership of securities of a TRS is not subject to the 5% or 10% asset test described below. See “—Asset Tests.” Taxpayers are subject to a limitation on their ability to deduct net business interest generally equal to 30% of adjusted taxable income, subject to certain exceptions. For any taxable year beginning in 2019 or 2020, the 30% limitation has been increased to a 50% limitation, provided that for partnerships the 50% limitation applies for any taxable year beginning in 2020 only. Taxpayers may elect to use their 2019 adjusted taxable income for purposes of computing their 2020 limitation. See “—Annual Distribution Requirements.” While not certain, this provision may limit the ability of our TRSs to deduct interest, which could increase their taxable income.

We may hold a significant number of assets in one or more TRSs, subject to the limitation that securities in TRSs may not represent more than 20% of our total assets. We may engage in securitization transactions through our TRSs, and to the extent that we acquire loans with an intention of selling such loans in a manner that might expose us to a 100% tax on “prohibited transactions,” such loans may be acquired by a TRS.

Ownership of Interests in Subsidiary REITs. From time to time, we have owned and may in the future acquire direct or indirect interests in one or more Subsidiary REITs. A Subsidiary REIT is subject to the various REIT qualification requirements and other limitations described herein that are applicable to us. If a Subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to U.S. federal income tax and (ii) the Subsidiary REIT’s failure to qualify could have an adverse effect on our ability to comply with the REIT income and asset tests, and thus could impair our ability to qualify as a REIT unless we could avail ourselves of certain relief provisions.

Taxable Mortgage Pools. An entity, or a portion of an entity, may be classified as a TMP under the Code if:

•	substantially all of its assets consist of debt obligations or interests in debt obligations;

•	more than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates;

•	the entity has issued debt obligations that have two or more maturities; and

•	the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

Under applicable Treasury Regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a TMP.

We may enter into financing and securitization arrangements that give rise to TMPs. A TMP generally is treated as a corporation for U.S. federal income tax purposes. However, special rules apply to a REIT, a portion of a REIT, or a qualified REIT subsidiary that is a TMP. If a REIT owns directly, or indirectly through one or more qualified REIT subsidiaries or other entities that are disregarded as a separate entity for U.S. federal income tax purposes, 100% of the equity interests in the TMP, the TMP will be a qualified REIT subsidiary and, therefore, ignored as an entity separate from the REIT for U.S. federal income tax purposes and would not generally affect the tax qualification of the REIT. Rather, the consequences of the TMP classification would generally be limited to the REIT’s stockholders. See “—Excess Inclusion Income.”

Excess Inclusion Income. A portion of income from a TMP arrangement, which might be non-cash accrued income, could be treated as “excess inclusion income.” A REIT’s excess inclusion income, including any excess inclusion income from a residual interest in a REMIC, must be allocated among its stockholders in proportion to dividends paid. In the event we do generate excess inclusion income, we are required to notify our stockholders of the amount of such income allocated to them. A stockholder’s share of excess inclusion income:

•	cannot be offset by any net operating losses otherwise available to the stockholder;

•	in the case of a stockholder that is a REIT, a regulated investment company, or RIC, or a common trust fund or other pass through entity, is considered excess inclusion income of such entity;

•	is subject to tax as UBTI in the hands of most types of stockholders that are otherwise generally exempt from U.S. federal income tax;

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results in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty or other exemption, to the extent allocable to most types of non-U.S. stockholders; and

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is taxable (at the regular U.S. federal corporate tax rate) to the REIT, rather than its stockholders, to the extent allocable to the REIT’s shares held in record name by disqualified organizations (generally, tax-exempt entities not subject to unrelated business income tax, including governmental organizations).

The manner in which excess inclusion income is calculated, or would be allocated to our stockholders, including allocations among shares of different classes of stock, is not clear under current law. As required by IRS guidance, we intend to make such determinations using a reasonable method.

Tax-exempt investors, RIC or REIT investors, non-U.S. investors and taxpayers with net operating losses should carefully consider the tax consequences described above, and are urged to consult their tax advisors with respect to the U.S. federal income tax consequences of an investment in our common stock.

If a subsidiary partnership of ours that we do not wholly own, directly or through one or more disregarded entities, were a TMP, the foregoing rules would not apply. Rather, the partnership that is a TMP would be treated as a corporation for U.S. federal income tax purposes, and potentially would be subject to U.S. federal corporate income tax or withholding tax. In addition, this characterization would alter our income and asset test calculations, and could adversely affect our compliance with those requirements. We intend to monitor the structure of any TMPs in which we will have an interest to ensure that they will not adversely affect our qualification as a REIT.

Income Tests. We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) from investments relating to real property or mortgages on real property, including certain interest (as described in the following paragraphs), dividends from other REITs, “rents from real property,” and certain types of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

Interest Income. Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation is secured by a mortgage on real property and if an obligation is secured by a mortgage on both real property and personal property and the fair market value of such personal property does not exceed 15% of the total fair market value of all such property. In some cases in the event that we invest in a mortgage loan that is secured by both real property and personal property, we may be required to apportion our interest on the loan between interest on an obligation that is secured by real property (or by an interest in real property) and interest on an obligation that is not so secured. Even if a loan is not secured by real property or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

To the extent that we derive interest income from a loan where all or a portion of the amount of interest payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not the net income or profits of any person. This limitation does not apply, however, to a mortgage loan where the borrower derives substantially all of its income from the property from the leasing of substantially all of its interest in the property to tenants, to the extent that the rental income derived by the borrower would qualify as rents from real property had we earned it directly.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (or a shared appreciation provision), income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests, provided that the property is not inventory or dealer property of the borrower or ours.

Any amount includible in our gross income with respect to a regular or residual interest in a REMIC generally is treated as interest on an obligation secured by a mortgage on real property. If, however, less than 95% of the assets of a REMIC consists of real estate assets (determined as if we held such assets), we will be treated as receiving directly our proportionate share of the income of the REMIC for purposes of determining the amount that is treated as interest on an obligation secured by a mortgage on real property.

Among the assets we may hold are certain mezzanine loans secured by equity interests in a pass-through entity that directly or indirectly owns real property, rather than a direct mortgage on the real property. Revenue Procedure 2003-65 provides a safe harbor pursuant to which mezzanine loans meeting the requirements of the safe harbor will be treated by the IRS as real estate assets for purposes of the REIT asset tests. In addition, any interest derived from such mezzanine loans will be treated as qualifying mortgage interest for purposes of the 75% gross income test (described above). Although Revenue Procedure 2003-65 provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. The mezzanine loans that we acquire may not meet all of the requirements of the safe harbor. Accordingly, there can be no assurance that the IRS will not challenge the qualification of such assets as real estate assets or the interest generated by these loans as qualifying income under the 75% gross income test (described above). If we make corporate mezzanine loans or acquire other CRE corporate debt, such loans will not qualify as real estate assets and interest income with respect to such loans will not be qualifying income for the 75% gross income test. To the extent that such non-qualification causes us to fail the 75% gross income test, we could be required to pay a penalty tax or fail to qualify as a REIT.

We may hold certain participation interests, including B Notes, in mortgage loans and mezzanine loans. B Notes are interests in underlying loans created by virtue of participations or similar agreements to which the originators of the loans are parties, along with one or more participants. The borrower on the underlying loan is typically not a party to the participation agreement. The performance of this investment depends on the performance of the underlying loan and, if the underlying borrower defaults, the participant typically has no recourse against the originator of the loan. We generally expect to treat our participation interests as qualifying real estate assets for purposes of the REIT asset tests described below and interest that we derive from such investments as qualifying mortgage interest for purposes of the 75% gross income test. The appropriate treatment of participation interests for U.S. federal income tax purposes is not entirely certain, however, and no assurance can be given that the IRS will not challenge our treatment of our participation interests. In the event of a determination that such participation interests do not qualify as real estate assets, or that the income that we derive from such participation interests does not qualify as mortgage interest for purposes of the REIT asset and income tests, we could be subject to a penalty tax, or could fail to qualify as a REIT.

We may invest in construction loans, the interest from which will be qualifying income for purposes of the 75% and 95% gross income tests, provided that certain requirements are met and, in the case of the 75% gross income test, the loan is treated as adequately secured by real property. In some cases, we may be required to apportion our interest on the loan between interest on an obligation that is secured by real property (or by an interest in real property) and interest on an obligation that is not so secured. There can be no assurance that the IRS would not successfully challenge our estimate of the value of the real property and our treatment of the construction loans for purposes of the REIT income and assets tests, which may cause us to fail to qualify as a REIT.

We expect that any CMBS that we may invest in will be treated either as interests in a grantor trust or as interests in a REMIC for U.S. federal income tax purposes and that all interest income, OID, and market discount from such CMBS will be qualifying income for the 95% gross income test. In the case of CMBS treated as interests in a REMIC, income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% and 95% gross income tests. As discussed above, if less than 95% of the assets of the REMIC are real estate assets, however, then only a proportionate part of our income derived from the REMIC interest will qualify for purposes of the 75% gross income test. In addition, some REMIC securitizations include imbedded interest swap or cap contracts or other derivative instruments that potentially could produce non-qualifying income for the holder of the related REMIC securities. In the case of CMBS treated as interests in grantor trusts, we would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest, OID and market discount on such mortgage loans would be qualifying income for purposes of the 75% gross income test to the extent that the obligation is secured by real property and if an obligation is secured by a mortgage on both real property and personal property and the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, as discussed above.

We anticipate that the interest income that we will receive from our mortgage-related investments and securities generally will be qualifying income for purposes of both the 75% and 95% gross income tests. However, to the extent we own non-REMIC collateralized mortgage obligations or other debt instruments secured by mortgage loans (rather than by real property) or secured by non-real estate assets, or debt securities that are not secured by mortgages on real property or interests in real property, the interest income received with respect to such securities generally will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

Fee Income. We may receive various fees in connection with our operations. The fees generally will be qualifying income for purposes of both the 75% and 95% gross income tests if they are received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by the income or profits of any person. Other fees are not qualifying income for purposes of either the 75% or 95% gross income test. Any fees earned by a TRS are not included for purposes of the gross income tests.

Dividend Income. We may receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions generally will constitute qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Any dividends we receive from a REIT will be qualifying income in our hands for purposes of both the 95% and 75% gross income tests. In addition, under IRS guidance, certain income inclusions from equity investments in certain foreign corporations, such as controlled foreign corporations and passive foreign investment companies, as defined in the Code, will be treated as qualifying income for purposes of the 95% gross income test.

Hedging Transactions. From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income under, and thus will be exempt from, the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means (A) any transaction we enter into in the normal course of our business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by us to acquire or carry real estate assets, or (2) currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test or any property which generates such income and (B) new transactions entered into to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

Foreign Investments. From time to time we may acquire non-U.S. investments. Taxes that we pay in foreign jurisdictions may not be passed through to, or used by, our stockholders as a foreign tax credit or otherwise. In addition, these investments could cause us to incur foreign currency gains or losses. Any foreign currency gains we recognize that are attributable to specified assets or items of qualifying income or gain for purposes of the 75% or 95% gross income test generally will not constitute gross income for purposes of the applicable test, and therefore will be exempt from such test, provided we do not deal in or engage in substantial and regular trading of such securities.

Rents from Real Property. To the extent that we own real property or interests therein, rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

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The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property”

solely because it is based on a fixed percentage or percentages of receipts or sales or if it is based on the net income of a tenant which derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the subtenants would qualify as rents from real property if we earned such amounts directly;

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Neither we nor an actual or constructive owner of 10% or more of our capital stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a TRS of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a TRS in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS;

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Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.” To the extent that rent attributable to personal property, leased in connection with a lease of real property, exceeds 15% of the total rent received under the lease, we may transfer a portion of such personal property to a TRS; and

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We generally may not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ an independent contractor from whom we derive no revenue to provide customary services to our tenants, or a TRS (which may be wholly or partially owned by us) to provide both customary and non-customary services to our tenants, without causing the rent we receive from those tenants to fail to qualify as “rents from real property.”

We intend to structure any leases so that the rent payable thereunder will qualify as “rents from real property,” but there can be no assurance we will be successful in this regard.

Phantom Income. Due to the nature of the assets in which we may invest, from time to time we may be required to recognize taxable income from those assets in advance of our receipt of cash flow on or proceeds from disposition of such assets, and may be required to report taxable income in early periods that exceeds the economic income ultimately realized on such assets.

If we were to acquire debt instruments in the secondary market for less than their face amount, the amount of such discount generally would be treated as “market discount” for U.S. federal income tax purposes. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made or upon a gain on the disposition of the debt instrument, unless we elect to include accrued market discount in income as it accrues. Principal payments on certain loans are made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If we collect less on the debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions in a subsequent taxable year.

If we were to acquire securities issued with OID, we would generally be required to accrue OID based on the constant yield to maturity of the securities, and to treat it as taxable income in accordance with applicable U.S. federal income tax rules even though smaller or no cash payments were received on such debt instrument. As in the case of the market discount discussed in the preceding paragraph, the constant yield in question would be determined and we would be taxed based on the assumption that all future payments due on securities in question will be made, with consequences similar to those described in the previous paragraph if all payments on the securities are not made.

We may also be required to recognize accrued interest income that is owed by a borrower but not currently payable in cash in other circumstances, including with respect to non-cash advances on loans, the amount of which may be substantial.

In addition, in the event that any debt instruments or other securities we acquire are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to subordinate MBS at the stated rate regardless of whether corresponding cash payments are received.

We may also be required under the terms of indebtedness that we incur to lenders to use cash received from interest payments to make principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to our stockholders.

Finally, we are required to recognize certain items of income for U.S. federal income tax purposes no later than we would report such items on our financial statements.

Due to each of these potential timing differences between income recognition or expense deduction and the related cash receipts or disbursements, there is a risk that we may have taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. See “—Annual Distribution Requirements.”

Prohibited Transaction Income. Any gain that we realize on the sale of property (other than foreclosure property, as described below) held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including any gain realized by our qualified REIT subsidiaries and our share of any gain realized by any of the partnerships in which we own an interest or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to us, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. We intend to conduct our operations so that no assets we own will be held as inventory or primarily for sale to customers, and that a sale of any assets we own will not be in the ordinary course of business. However, the IRS may successfully contend that some or all of the sales made by us or our subsidiary partnerships, or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to us are prohibited transactions. We would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales. The 100% penalty tax will not apply to gains from the sale of assets that are held through a TRS, but such income will be subject to regular U.S. federal corporate income tax.

Penalty Tax. Any redetermined deductions, excess interest, redetermined rents or redetermined TRS service income we generate will be subject to a 100% penalty tax. In general, redetermined deductions and excess interest represent any amounts that are deducted by a TRS of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS of ours, and redetermined TRS service income is income of a TRS that is understated as a result of services provided to us or on our behalf. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

We do not expect to be subject to this penalty tax, although any rental or service arrangements we enter into from time to time with a TRS may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on any overstated rents paid to us, or any excess deductions or understated income of our TRSs.

Failure to Satisfy the Gross Income Tests. We will monitor our income and take actions intended to keep our nonqualifying income within the limitations of the gross income tests. Although we expect these actions will be sufficient to prevent a violation of the gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. We generally may make use of the relief provisions if:

•

following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

Asset Tests. At the close of each calendar quarter of our taxable year, we must also satisfy certain tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and U.S. government securities. For purposes of this test, the term “real estate assets” generally means real property (including interests in real property and interests in mortgages on real property or on both real property and, to a limited extent, personal property), shares (or transferable certificates of beneficial interest) in other REITs, any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public offering of debt with a term of at least five years (but only for the one-year period beginning on the date the REIT receives such proceeds), debt instruments of publicly offered REITs, and personal property leased in connection with a lease of real property for which the rent attributable to personal property is not greater than 15% of the total rent received under the lease. Regular or residual interests in REMICs are generally treated as a real estate asset. If, however, less than 95% of the assets of a REMIC consists of real estate assets (determined as if we held such assets), we will be treated as owning our proportionate share of the assets of the REMIC. In the case of any interests in grantor trusts, we would be treated as owning an undivided beneficial interest in the mortgage loans held by the grantor trust.

Second, not more than 25% of the value of our total assets may be represented by securities (including securities of TRSs), other than those securities includable in the 75% asset test.

Third, of the investments included in the 25% asset class, and except for certain investments in other REITs, our qualified REIT subsidiaries and TRSs, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, securities satisfying the “straight debt” safe harbor, securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership in which we own an interest will be based on our proportionate interest in any securities issued by the partnership, excluding for this purpose certain securities described in the Code.

Fourth, not more than 20% of the value of our total assets may be represented by the securities of one or more TRSs. We own and may acquire direct or indirect interests in one or more entities that have elected or will elect, together with us, to be treated as our TRSs. So long as each of these companies qualifies as a TRS of ours, we will not be subject to the 5% asset test, the 10% voting securities limitation or the 10% value limitation with respect to our ownership of the securities of such companies. We believe that the aggregate value of our TRSs will not exceed 20% of the aggregate value of our gross assets. We generally do not obtain independent appraisals to support these conclusions. In addition, there can be no assurance that the IRS will not disagree with our determinations of value.

Fifth, not more than 25% of the value of our total assets may be represented by debt instruments of publicly offered REITs to the extent those debt instruments would not be real estate assets but for the inclusion of debt instruments of publicly offered REITs in the meaning of real estate assets, as described above (e.g., a debt instrument issued by a publicly offered REIT that is not secured by a mortgage on real property).

We believe that the assets comprising our mortgage-related investments and securities that we own generally are qualifying assets for purposes of the 75% asset test, and that our ownership of TRSs and other assets have been structured in a manner that will comply with the foregoing REIT asset requirements, and we intend to monitor compliance on an ongoing basis. There can be no assurance, however, that we will be successful in this effort. In this regard, to determine compliance with these requirements, we need to estimate the value of our assets, and we do not expect to obtain independent appraisals to support our conclusions as to the total value of our assets or the value of any particular security or other asset. Moreover, values of some assets, including our interests in our TRSs, may not be susceptible to a precise determination and are subject to change in the future. Although we will be prudent in making these estimates, there can be no assurance that the IRS will not disagree with these determinations and assert that a different value is applicable, in which case we might not satisfy the REIT asset tests, and could fail to qualify as a REIT.

In the event that we invest in a mortgage loan that is not fully secured by real property, Revenue Procedure 2014-51 provides a safe harbor under which the IRS has stated that it will not challenge a REIT’s treatment of a loan as being, in part, a qualifying real estate asset in an amount equal to the lesser of: (1) the greater of (a) the fair market value of the real property securing the loan determined as of the date the REIT committed to acquire the loan or (b) the fair market value of the real property securing the loan on the relevant quarterly REIT asset testing date; or (2) the fair market value of the loan on the date of the relevant quarterly REIT asset testing date. We intend to invest in mortgage loans in a manner consistent with satisfying the asset tests and maintaining our qualification as a REIT.

The proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset tests. Accordingly, there can be no assurance that the IRS will not assert that our interests in subsidiaries or in the securities of other issuers caused a violation of the REIT asset tests.

In addition, we intend to enter into repurchase agreements under which we will nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase the sold assets. We believe that we will be treated for U.S. federal income tax purposes as the owner of the assets that are the subject of any repurchase agreement and that the repurchase agreement will be treated as a secured lending transaction notwithstanding that we may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could successfully assert that we did not own the assets during the term of the repurchase agreement, in which case we could fail to qualify as a REIT.

The asset tests must be satisfied at the close of each calendar quarter of our taxable year in which we (directly or through any partnership or qualified REIT subsidiary) acquire securities in the applicable issuer, and also at the close of each calendar quarter in which we increase our ownership of securities of such issuer (including as a result of an increase in our interest in any partnership that owns such securities). For example, our indirect ownership of securities of each issuer may increase as a result of our capital contributions to, or the redemption of other partners’ or members’ interests in, a partnership in which we have an ownership interest. Also, after initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interest in any partnership), we may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe that we have maintained, and we intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests. If we fail to cure any noncompliance with the asset tests within the 30-day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30-day cure period. Under these provisions, we will be deemed to have met the 5% and 10% asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30-day cure period by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the U.S. federal corporate income tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Although we believe we have satisfied the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that we will always be successful, or will not require a reduction in our overall interest in an issuer (including in a TRS). If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT. See “—Failure to Qualify.”

Annual Distribution Requirements. To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders each year in an amount at least equal to the sum of:

•	90% of our REIT taxable income; and

•	90% of our after-tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of our REIT taxable income.

For these purposes, our REIT taxable income is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income generally means income attributable to leveled stepped rents, OID, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

In addition, our REIT taxable income will be reduced by any taxes we are required to pay on any gain we recognize from the disposition of any asset we acquired from a corporation that is or has been a C corporation in a transaction in which our tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which we acquired the asset, within the five-year period following our acquisition of such asset, as described above under “—General.”

Except as provided below, although we generally do not anticipate having net business interest expense, to the extent we do, our deduction for net business interest expense will generally be limited to 30% of our taxable income, as adjusted for certain items of income, gain, deduction or loss. For any taxable year beginning in 2019 or 2020, the 30% limitation has been increased to a 50% limitation, provided that for partnerships the 50% limitation applies for any taxable year beginning in 2020 only. Taxpayers may elect to use their 2019 adjusted taxable income for purposes of computing their 2020 limitation. Any business interest deduction that is disallowed due to this limitation may be carried forward to future taxable years, subject to special rules applicable to partnerships. If we are subject to this interest expense limitation, our REIT taxable income for a taxable year may be increased. Taxpayers that conduct certain real estate businesses may elect not to have this interest expense limitation apply to them, provided that they use an alternative depreciation system to depreciate certain property. We do not believe that we will be eligible to make this election.

We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions are treated as received by our stockholders in the year in which they are paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement. In order to be taken into account for purposes of our distribution requirement, except as provided below, the amount distributed must not be preferential—i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. This preferential dividend limitation will not apply to distributions made by us, provided we qualify as a “publicly offered REIT.” We believe that, upon completion of this offering of our common stock, we will be, and expect we will continue to be, a publicly offered REIT. However, Subsidiary REITs we may own from time to time may not be treated as publicly offered REITs. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be required to pay regular U.S. federal corporate income tax on the undistributed amount.

We believe that we have made, and we intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends in the form of taxable stock distributions in order to meet the distribution requirements, while preserving our cash. See “—Phantom Income.”

Under some circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In that case, we may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends. While the payment of a deficiency dividend will apply to a prior year for purposes of our REIT distribution requirements, it will be treated as an additional distribution to our stockholders in the year such dividend is paid. In addition, if a dividend we have paid is treated as a preferential dividend, in lieu of treating the dividend as not counting toward satisfying the 90% distribution requirement, the IRS may provide a remedy to cure such failure if the IRS determines that such failure is (or is of a type that is) inadvertent or due to reasonable cause and not due to willful neglect.

Furthermore, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of 85% of our ordinary income for such year, 95% of our capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which U.S. federal corporate income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating this excise tax.

For purposes of the 90% distribution requirement and excise tax described above, dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by us and received by our stockholders on December 31 of the year in which they are declared.

Foreclosure Property. The foreclosure property rules permit us (by our election) to foreclose or repossess properties without being disqualified as a REIT as a result of receiving income that does not qualify under the gross income tests. However, in such a case, we would be subject to the U.S. federal corporate income tax on the net non-qualifying income from “foreclosure property,” and the after-tax amount would increase the dividends we would be required to distribute to stockholders. See “—Annual Distribution Requirements.” This corporate tax would not apply to income that qualifies under the REIT 75% income test.

Foreclosure property treatment (other than for qualified health care property) is generally available for an initial period of three years and may, in certain circumstances, be extended for an additional three years. However, foreclosure property treatment will end on the first day on which we enter into a lease of the applicable property that will give rise to income that does not qualify under the REIT 75% income test, but will not end if the lease will give rise only to qualifying income under such test. Foreclosure property treatment also will end if any construction takes place on the property (other than completion of a building or other improvement that was more than 10% complete before default became imminent).

Failure to Qualify. If we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT, certain specified cure provisions may be available to us. Except with respect to violations of the gross income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to satisfy the requirements for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay regular U.S. federal corporate income tax, including any applicable alternative minimum tax for taxable years beginning before January 1, 2018, on our taxable income. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, we will not be required to distribute any amounts to our stockholders and all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In such event, corporate stockholders may be eligible for the dividends-received deduction. In addition, non-corporate stockholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Non-corporate stockholders, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning after December 31, 2017 and before January 1, 2026 for purposes of determining their U.S. federal income tax (but not for purposes of the 3.8% Medicare tax), subject to certain holding period requirements and other limitations. If we fail to qualify as a REIT, such stockholders may not claim this deduction with respect to dividends paid by us. Unless entitled to relief under specific statutory provisions, we would also be ineligible to elect to be treated as a REIT for the four taxable years following the year for which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Material U.S. Federal Income Tax Consequences to Holders of our Common Stock

The following discussion is a summary of the material U.S. federal income tax consequences to you of purchasing, owning and disposing of our common stock. This discussion is limited to holders who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the alternative minimum tax. In addition, except where specifically noted, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the U.S.;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	REITs or RICs;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code; and

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation created or organized under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is neither a U.S. holder nor an entity treated as a partnership for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

Taxation of Taxable U.S. Holders of Our Common Stock

Distributions Generally. Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends and certain amounts which have previously been subject to corporate level tax, as discussed below, will be taxable to our taxable U.S. holders as ordinary income when actually or constructively received. See “—Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. holders that are corporations or, except to the extent described in “—Tax Rates” below, the preferential rates on qualified dividend income applicable to non-corporate U.S. holders, including individuals. For purposes of determining whether distributions to holders of our capital stock are out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred stock, if any, and then to our outstanding common stock.

To the extent that we make distributions on our common stock in excess of our current and accumulated earnings and profits allocable to such stock, these distributions will be treated first as a tax-free return of capital to a U.S. holder to the extent of the U.S. holder’s adjusted tax basis in such shares of stock. This treatment will reduce the U.S. holder’s adjusted tax basis in such shares of stock by such amount, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. holder’s adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a holder of record on a specified date in any of these months will be treated as both paid by us and received by the holder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. holders may not include in their own income tax returns any of our net operating losses or capital losses.

U.S. holders that receive taxable stock distributions, including distributions partially payable in our common stock and partially payable in cash, would be required to include the full amount of the distribution (i.e., the cash and the stock portion) as a dividend (subject to limited exceptions) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes, as described above. The amount of any distribution payable in our common stock generally is equal to the amount of cash that could have been received instead of the common stock. Depending on the circumstances of a U.S. holder, the tax on the distribution may exceed the amount of the distribution received in cash, in which case such U.S. holder would have to pay the tax using cash from other sources. If a U.S. holder sells the common stock it received in connection with a taxable stock distribution in order to pay this tax and the proceeds of such sale are less than the amount required to be included in income with respect to the stock portion of the distribution, such U.S. holder could have a capital loss with respect to the stock sale that could not be used to offset such income. A U.S. holder that receives common stock pursuant to such distribution generally has a tax basis in such common stock equal to the amount of cash that could have been received instead of such common stock as described above, and has a holding period in such common stock that begins on the day immediately following the payment date for the distribution.

Capital Gain Dividends. Dividends that we properly designate as capital gain dividends will be taxable to our taxable U.S. holders as a gain from the sale or disposition of a capital asset held for more than one year, to the extent that such gain does not exceed our actual net capital gain for the taxable year and may not exceed our dividends paid for the taxable year, including dividends paid the following year that are treated as paid in the current year. U.S. holders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. If we properly designate any portion of a dividend as a capital gain dividend, then, except as otherwise required by law, we presently intend to allocate a portion of the total capital gain dividends paid or made available to holders of all classes of our capital stock for the year to the holders of each class of our capital stock in proportion to the amount that our total dividends, as determined for U.S. federal income tax purposes, paid or made available to the holders of each such class of our capital stock for the year bears to the total dividends, as determined for U.S. federal income tax purposes, paid or made available to holders of all classes of our capital stock for the year. In addition, except as otherwise required by law, we will make a similar allocation with respect to any undistributed long-term capital gains which are to be included in our stockholders’ long-term capital gains, based on the allocation of the capital gain amount which would have resulted if those undistributed long-term capital gains had been distributed as “capital gain dividends” by us to our stockholders.

Retention of Net Capital Gains. We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, our earnings and profits (determined for U.S. federal income tax purposes) would be adjusted accordingly, and a U.S. holder generally would:

•

include its pro rata share of our undistributed capital gain in computing its long-term capital gains in its U.S. federal income tax return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid its share of the capital gains tax imposed on us on the designated amounts included in the U.S. holder’s income as long-term capital gain;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted tax basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a U.S. holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange of our common stock by a U.S. holder will not be treated as passive activity income. As a result, U.S. holders generally will not be able to apply any “passive losses” against this income or gain. A U.S. holder generally may elect to treat capital gain dividends, capital gains from the disposition of our common stock and income designated as qualified dividend income, as described in “—Tax Rates” below, as investment income for purposes of computing the investment interest limitation, but in such case, the holder will be taxed at ordinary income rates on such amount. Other distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Our Common Stock. If a U.S. holder sells or disposes of shares of our common stock, it will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted tax basis in the shares. This gain or loss, except as provided below, will be long-term capital gain or loss if the holder has held such common stock for more than one year. However, if a U.S. holder recognizes a loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. holder received distributions from us which were required to be treated as long-term capital gains. The deductibility of capital losses is subject to limitations.

Tax Rates. The maximum tax rate for non-corporate taxpayers for (1) long-term capital gains, including certain “capital gain dividends,” generally is 20% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a

25% rate) and (2) “qualified dividend income” generally is 20%. In general, dividends payable by REITs are not eligible for the reduced tax rate on qualified dividend income, except to the extent that certain holding period requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its TRSs) or to income that was subject to tax at the corporate/REIT level (for example, if the REIT distributed taxable income that it retained and paid tax on in the prior taxable year). Capital gain dividends will only be eligible for the rates described above to the extent that they are properly designated by the REIT as “capital gain dividends.” U.S. holders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income. In addition, non-corporate U.S. holders, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning after December 31, 2017 and before January 1, 2026 for purposes of determining their U.S. federal income tax (but not for purposes of the 3.8% Medicare tax), subject to certain holding period requirements and other limitations.

Taxation of Tax-Exempt Holders of Our Common Stock

Dividend income from us and gain arising upon a sale of shares of our common stock generally should not be UBTI to a tax-exempt holder, except as described below. This income or gain will be UBTI, however, to the extent a tax-exempt holder holds its shares as “debt-financed property” within the meaning of the Code or if we hold an asset that gives rise to “excess inclusion income.” See “—Taxation of Our Company—Excess Inclusion Income.” Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt holder.

For tax-exempt holders that are social clubs, voluntary employee benefit associations or supplemental unemployment benefit trusts exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9) or (c)(17) of the Code, respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as UBTI as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts.” As a result of restrictions on ownership and transfer of our stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described above should be inapplicable to our holders. However, because our common stock will be publicly traded upon completion of this offering of our common stock (and, we anticipate, will continue to be publicly traded), we cannot guarantee that this will always be the case.

Taxation of Non-U.S. Holders of Our Common Stock

The following discussion addresses the rules governing U.S. federal income taxation of the purchase, ownership and disposition of our common stock by non-U.S. holders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address other federal, state, local or non-U.S. tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances. We urge non-U.S. holders to consult their tax advisors to determine the impact of U.S. federal, state, local and non-U.S. income and other tax laws and any applicable tax treaty on the purchase, ownership and disposition of shares of our common stock, including any reporting requirements.

Distributions Generally. Distributions (including any taxable stock distributions) that are neither attributable to gains from sales or exchanges by us of United States real property interests, or USRPIs, nor designated by us as capital gain dividends (except as described below) will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the U.S. to which such dividends are attributable). Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. In addition, any portion of the dividends paid to non-U.S. holders that are treated as excess inclusion income will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. See “—Taxation of Our Company—Excess Inclusion Income.” Certain certification and disclosure requirements must be satisfied for a non-U.S. holder to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with a U.S. trade or business generally will not be subject to withholding but will be subject to U.S. federal income tax on a net basis at the regular rates, in the same manner as dividends paid to U.S. holders are subject to U.S. federal income tax. Any such dividends received by a non-U.S. holder that is a corporation may also be subject to an additional branch profits tax at a 30% rate (applicable after deducting U.S. federal income taxes paid on such effectively connected income) or such lower rate as may be specified by an applicable income tax treaty.

Except as otherwise provided below, we expect to withhold U.S. federal income tax at the rate of 30% on any distributions made to a non-U.S. holder unless:

•	a lower treaty rate applies and the non-U.S. holder furnishes an IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) evidencing eligibility for that reduced treaty rate; or

•	the non-U.S. holder furnishes an IRS Form W-8ECI (or other applicable documentation) claiming that the distribution is income effectively connected with the non-U.S. holder’s trade or business.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. holder to the extent that such distributions do not exceed the adjusted tax basis of the holder’s common stock, but rather will reduce the adjusted tax basis of such stock. To the extent that such distributions exceed the non-U.S. holder’s adjusted tax basis in such common stock, they generally will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. However, such excess distributions may be treated as dividend income for certain non-U.S. holders. For withholding purposes, we expect to treat all distributions as made out of our current or accumulated earnings and profits. However, amounts withheld may be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits, provided that certain conditions are met.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests. Distributions to a non-U.S. holder that we properly designate as capital gain dividends, other than those arising from the disposition of a USRPI, generally should not be subject to U.S. federal income taxation, unless:

(1) the investment in our common stock is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the U.S. to which such dividends are attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to a branch profits tax of up to 30%, as discussed above; or

(2) the non-U.S. holder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of such non-U.S. holder (even though the individual is not considered a resident of the U.S.), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Pursuant to the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by us of USRPIs, whether or not designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. holders generally would be taxed at the regular rates applicable to U.S. holders, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. We also will be required to withhold and to remit to the IRS 21% of any distribution to non-U.S. holders attributable to gain from sales or exchanges by us of USRPIs. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. However, any distribution with respect to any class of stock that is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market located in the U.S. is not subject to FIRPTA, and therefore, not subject to the 21% U.S. withholding tax described above, if the non-U.S. holder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions generally will be treated as ordinary dividend distributions and subject to withholding in the manner described above with respect to ordinary dividends. In addition, distributions to certain non-U.S. publicly-traded stockholders that meet certain record-keeping and other requirements, or qualified shareholders, are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our capital stock. Furthermore, distributions to “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

Retention of Net Capital Gains. Although the law is not clear on the matter, it appears that amounts we designate as retained net capital gains in respect of our common stock should be treated with respect to non-U.S. holders as actual distributions of capital gain dividends. Under this approach, the non-U.S. holders may be able to offset as a credit against their U.S. federal income tax liability their proportionate share of the tax paid by us on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us exceeds their actual U.S. federal income tax liability. If we were to designate any portion of our net capital gain as retained net capital gain, non-U.S. holders should consult their tax advisors regarding the taxation of such retained net capital gain.

Sale of Our Common Stock. Gain realized by a non-U.S. holder upon the sale, exchange or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax unless such stock constitutes a USRPI. In general, stock of a domestic corporation that constitutes a “United States real property holding corporation,” or USRPHC, will constitute a USRPI unless certain exceptions apply. A domestic corporation will constitute a USRPHC if 50% or more of the corporation’s assets on any of certain testing dates during a prescribed testing period consist of interests in real property located within the U.S., excluding for this purpose, interests in real property solely in a capacity as creditor. We do not believe we are currently, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are a USRPHC, our common stock will not constitute a USRPI so long as we are a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a five-year testing period less than 50% in value of its stock is held directly or indirectly by non-United States persons, subject to certain rules. For purposes of determining whether a REIT is a “domestically controlled qualified investment entity,” a person who at all applicable times holds less than 5% of a class of stock that is “regularly traded” is treated as a United States person unless the REIT has actual knowledge that such person is not a United States person. We do not believe that we are a “domestically controlled qualified investment entity.” Because our common stock will be publicly traded upon completion of this offering of our common stock (and, we anticipate, will continue to be publicly traded), no assurance can be given that we will or will not be a “domestically controlled qualified investment entity” in the future.

Even if we are or were to become a USRPHC, regardless of whether or not we are a “domestically controlled qualified investment entity,” gain realized from the sale or other taxable disposition by a non-U.S. holder of such common stock would not be subject to U.S. federal income tax under FIRPTA as a sale of a USRPI if:

(1) our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market such as the NYSE; and

(2) such non-U.S. holder owned, actually and constructively, 10% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period.

In addition, dispositions of our common stock by qualified shareholders are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our capital stock. Furthermore, dispositions of our common stock by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

Notwithstanding the foregoing, gain from the sale, exchange or other taxable disposition of our common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. holder if either (a) the investment in our common stock is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the U.S. to which such gain is attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to the 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty) on such gain, as adjusted for certain items, or (b) the non-U.S. holder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the U.S.), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our common stock, a non-U.S. holder may be treated as having gain from the sale or other taxable disposition of a USRPI if the non-U.S. holder (1) disposes of such stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of that stock during the 61-day period beginning with the first day of the 30-day period described in clause (1), unless our common stock is “regularly traded” and the non-U.S. holder did not own more than 10% of our common stock at any time during the one-year period ending on the date of the distribution described in clause (1).

If gain on the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, and if shares of our common stock were not “regularly traded” on an established securities market, the purchaser of such common stock generally would be required to withhold and remit to the IRS 15% of the purchase price.

Information Reporting and Backup Withholding

U.S. Holders. A U.S. holder may be subject to information reporting and backup withholding when such holder receives payments on our common stock or proceeds from the sale or other taxable disposition of such stock. Certain U.S. holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and:

•	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•	the holder furnishes an incorrect taxpayer identification number;

•	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

•

the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Non-U.S. Holders. Payments of dividends on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the non-U.S. holder, regardless of whether such distributions constitute a dividend or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of such stock within the U.S. or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of such stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Medicare Contribution Tax on Unearned Income

Certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on stock and capital gains from the sale or other disposition of stock. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of our common stock.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock and (subject to the proposed Treasury Regulations discussed below)

gross proceeds from the sale or other disposition of our common stock, in each case paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we may treat the entire distribution as a dividend.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Other Tax Consequences

State, local and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction, or any U.S. federal tax other than income tax. You should consult your tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to our tax treatment as a REIT and on an investment in our common stock.

ERISA MATTERS

The following is a summary of certain considerations associated with the purchase and holding of the shares of common stock by Benefit Plan Investors. A “Benefit Plan Investor” is (1) an “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, or ERISA) that is subject to Title I of ERISA, (2) a plan, individual retirement account, “Keogh” plan or other arrangement subject to Section 4975 of the Code, or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA, (3) an entity whose underlying assets are considered to include “plan assets” by reason of a plan’s investment in such entity (including but not limited to an insurance company general account) (each of (1), (2) and (3), a “Plan”), and (4) any entity that otherwise constitutes a “benefit plan investor” within the meaning of the regulations promulgated under ERISA by the U.S. Department of Labor, or the DOL, as modified by Section 3(42) of ERISA, known as the DOL Plan Asset Regulations.

The following is merely a summary, however, and should not be construed as legal advice or as complete in all relevant respects. All investors are urged to consult their own legal advisors before investing assets of a Plan in us and to make their own independent decision.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code and prohibit certain transactions involving the assets of a Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Plan or the management or disposition of the assets of such a Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the Plan.

In considering an investment in our common stock with a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any similar law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable federal, state, local, non-U.S. or other laws or regulations that are similar to the Code or ERISA, or collectively, Similar Laws.

Prohibited Transaction Considerations

Section 406 of ERISA and Section 4975 of the Code prohibit Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of Section 406 of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code and may result in the disqualification of an individual retirement account. In addition, the fiduciary of the Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and/or the Code.

Regardless of whether or not our underlying assets are deemed to include “plan assets,” as described below, the acquisition and/or holding of our common stock by a Plan with respect to which we or an underwriter is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the DOL has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of our common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan receives no less, and pays no more, than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied or that any such exemptions will be available with respect to investments in interests in our company.

Plan Asset Considerations

The DOL Plan Asset Regulations generally provide that when a Plan acquires an equity interest in an entity that is not (1) a “publicly-offered security”, (2) a security issued by an investment company registered under the 1940 Act, or (3) an “operating company,” the Plan’s assets are deemed to include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established that the equity participation in the entity by Benefit Plan Investors is not “significant,” or the Insignificant Participation Test.

For purposes of the Insignificant Participation Test, the DOL Plan Asset Regulations provide that equity participation in an entity by Benefit Plan Investors is not significant if, immediately after the most recent acquisition of an equity interest in the entity, the Benefit Plan Investors’ aggregate interest is less than 25% of the value of each class of equity interests in the entity, disregarding, for purposes of such determination, any interests held by any person that has discretionary authority or control with respect to our company’s assets or who provides investment advice for a fee with respect to our company’s assets or an affiliate of such a person (each, a “Controlling Person”) other than Benefit Plan Investors. Following this offering, it is possible that Benefit Plan Investors will hold and will continue to hold, less than 25% of the value of any class of equity interests of our company and any other class of equity of our company, disregarding, for purposes of such determination, any interests held by any Controlling Person other than Benefit Plan Investors and, as such, that our company may rely on the Insignificant Participation Test; however, our company cannot be certain or make any assurance that this will be the case.

For purposes of the DOL Plan Asset Regulations, a “publicly offered security” is a security that is (a) “freely transferable,” (b) part of a class of securities that is “widely held,” and (c) (i) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities to which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12 of the Exchange Act. We intend to effect such a registration under the Securities Act and the Exchange Act. The DOL Plan Asset Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial offering thereof as a result of events beyond the control of the issuer. It is anticipated that our common stock will be “widely held” within the meaning of the DOL Plan Asset Regulations, although no assurance can be given in this regard. The DOL Plan Asset Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances. It is anticipated that our common stock will be “freely transferable” within the meaning of the DOL Plan Asset Regulations, although no assurance can be given in this regard.

Plan Asset Consequences

If assets of our company were deemed to constitute “plan assets” pursuant to the DOL Plan Asset Regulations the operation and administration of our company would become subject to the requirements of

ERISA, including the fiduciary duty rules and the “prohibited transaction” prohibitions of ERISA, as well as the “prohibited transaction” prohibitions contained in the Code. If our company becomes subject to these regulations, unless appropriate administrative exemptions are available (and there can be no assurance that they would be), our company could, among other things, be restricted from acquiring otherwise desirable investments and from entering into otherwise favorable transactions, and certain transactions entered into by our company in the ordinary course of business could constitute non-exempt prohibited transactions and/or breaches of applicable fiduciary duties under ERISA and/or the Code, which could, in turn, result in potentially substantial excise taxes and other penalties and liabilities under ERISA and the Code. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering investing in our company on behalf of, or with the assets of, any Plan consult with counsel regarding the potential applicability of ERISA, Section 4975 of the Code and Similar Laws to such investment and whether an exemption would be applicable to the acquisition and/or holding of our common stock.

Representation

Because of the foregoing, our common stock should not be acquired or held by any Benefit Plan Investor or any other person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code and will not constitute a similar violation of any applicable Similar Law.

Any purchaser or subsequent transferee, including, without limitation, any fiduciary purchasing on behalf of a Plan, a Benefit Plan Investor, or a governmental, church or non-U.S. plan which is subject to Similar Laws will be deemed to have represented, in its corporate and fiduciary capacity, that if the purchaser or subsequent transferee is a Benefit Plan Investor, such purchaser or subsequent transferee will be deemed to have represented and warranted that none of our company, our Manager or the underwriters or any of their respective affiliates, has acted as the Plan’s fiduciary (within the meaning of ERISA or the Code), or has been relied upon for any advice, with respect to the purchaser or transferee’s decision to acquire and hold our common stock, and shall not at any time be relied upon as the ERISA Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer our common stock.

The foregoing discussion is general in nature, is not intended to be all-inclusive. Such discussion should not be construed as legal advice. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering investing in the company on behalf of, or with the assets of, any Plan consult with counsel regarding the potential applicability of ERISA, Section 4975 of the Code and Similar Laws to such investment and whether an exemption would be applicable to the acquisition and/or holding of our common stock.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representative, have severally agreed to purchase, and we have agreed to sell to them the number of shares of our common stock indicated below:

Underwriter	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of our common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ exercise of their option to purchase additional shares of our common stock described below.

The underwriters initially propose to offer part of the shares of our common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $        per share under the initial public offering price. After the initial offering of the shares of our common stock, the initial public offering price and other selling terms may from time to time be varied by the representatives.

We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional                shares of common stock from us at the initial public offering price listed on the cover page of this prospectus, less the underwriting discount. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of our common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of our common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total initial public offering price, underwriting discount and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                shares of our common stock.

	Per Share	Without Option	With Option
Initial public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discount, are approximately $        . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $        .

We intend to apply to list our common stock on the NYSE under the symbol “CMTG.”

We, our Manager, our executive officers, directors, director nominees and our existing stockholders have agreed that, without the prior written consent of the representatives, we and they will not, and will not cause any direct or indirect affiliate to, during the period ending 180 days after the date of this prospectus, or the restricted period:

•

directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or lend or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or publicly announce the intention to do any of the foregoing;

•

make any demand for or exercise any right with respect to the registration of any shares of our common stock, or file, or cause to be filed, or confidentially submit, or cause to be confidentially submitted, any registration statement under the Securities Act relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or publicly announce the intention to do any of the foregoing; or

•

enter into any hedging, swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, whether any such hedging, swap, other agreement or transaction is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise, or publicly announce the intention to do any of the foregoing.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters; or

•

the issuance by the Company of shares of our common stock upon the exercise of an option or a warrant or the conversion or exchange of a security outstanding on the date of this prospectus and disclosed in this prospectus; or

•	any shares of our common stock issued or options to purchase shares of our common stock granted pursuant to our existing employee benefit plans disclosed in this prospectus; or

•	any shares of our common stock issued pursuant to any non-employee director share plan or distribution reinvestment plan disclosed in this prospectus; or

•

transfers (i) as a bona fide gift or gifts, or by will or intestate succession or to a trust, partnership, limited liability company or other entity for the direct or indirect benefit of such person or to any member of the immediate family of such person; or (ii) to any trust for the direct or indirect benefit of such person or the immediate family of such person; or (iii) to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held by such person; or (iv) as a distribution, either directly or indirectly, to limited partners, members, stockholders or other equity holders of such person; or (v) if such person is a trust, to the beneficiary of such trust; or (vi) to such person’s affiliates or to any investment fund or other entity controlled or managed by such person; provided that, in each case, the representatives receive a signed lock-up agreement for the balance of the restricted period from each donee, trustee, distributee, or transferee, as the case may be, any such transfer shall not involve a disposition for value, such transfers are not required to be reported with the SEC on Form 4 in accordance with Section 16 of the Exchange Act, and such person does not otherwise voluntarily effect any public filing or report regarding such transfers; or

•

transfers (i) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement; provided that any filing under Section 16(a) of the Exchange Act in connection with such transfer shall indicate, to the extent permitted by such Section and the related rules and regulations, that such transfer is pursuant to an order of a court or regulatory agency;

or (ii) transfers to us of shares of our common stock in full or partial payment of taxes required to be paid upon the vesting of restricted shares of, or restricted stock awards that are settled in, shares of our common stock, in each case pursuant to the terms of our equity compensation plan or director compensation policy described in this prospectus; provided that no filing by any party under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer (other than a filing on a Form 5 made after the expiration of the restricted period); or (iii) to another person or entity in response to a bona fide third party tender offer, merger, consolidation or other similar transaction made to or with all holders of shares of our common stock involving a change in control of us occurring after the date of this prospectus that has been approved by our Board; provided that in the event the tender offer, merger, consolidation or other such transaction is not completed, such person’s shares of our common stock shall remain subject to the terms of the applicable lock-up agreement; or (iv) from an executive officer to us upon death, disability or termination of employment, in each case, of such executive officer; provided that no voluntary filing by any party under the Exchange Act or other public announcement shall be made voluntarily in connection with such transfer.

Furthermore, such person may (i) establish trading plans pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock; provided that (A) such plans do not provide for the transfer of shares of our common stock during the restricted period and (B) any public announcement or filing under the Exchange Act made by any person regarding the establishment of such plan during the restricted period shall include a statement that such person is not permitted to transfer, sell or otherwise dispose of securities under such plan during the restricted period in contravention of the applicable lock-up agreement and (ii) sell shares of our common stock purchased by such person on the open market following this offering if and only if (A) such sales are not required to be reported in any public report or filing with the SEC, or otherwise and (B) such person does not otherwise voluntarily effect any public filing or report regarding such sales.

The representatives, in their sole discretion, may release shares of our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of shares of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under their option to purchase additional shares. The underwriters may also sell shares in excess of their option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our common stock in the open market to stabilize the price of the shares of our common stock. These activities may raise or maintain the market price of the shares of our common stock above independent market levels or prevent or retard a decline in the market price of the shares of our common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. Additionally, we have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares of common stock.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, we are a party to secured revolving repurchase facilities with affiliates of each of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC. Prior to the time that we have permanently used all of the net proceeds from this offering, we may temporarily reduce amounts outstanding under these repurchase facilities with a portion of the net proceeds from this offering going to affiliates of each of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC. Additionally, an affiliate of J.P. Morgan Securities LLC is an administrative agent, and served as a joint lead arranger and joint bookrunner, under our Secured Term Loan. An affiliate of Morgan Stanley & Co. LLC also served as a joint lead arranger and joint bookrunner under our Secured Term Loan. From time to time we have also co-originated certain of our loans with affiliates of the underwriters in this offering.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved for sale up to     % of the shares of common stock being offered by this prospectus for sale at the initial public offering price to persons who are directors, director nominees, officers or who are otherwise associated with us through a directed share program. If purchased by these persons, these shares will be subject to the lock-up agreements described above. The sales will be made by                 , an underwriter of this offering. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares of common stock purchased by participants in the program. Any directed shares of common stock not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares of common stock.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of shares of our common stock may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our shares without disclosure to investors under Chapter 6D of the Corporations Act.

Our shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of our common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Canada

Shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. Shares of our common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of shares of our common stock offered should conduct their own due diligence on our shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

Shares of our common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to our shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

The offer or invitation of our common stock which is the subject of this prospectus does not relate to a collective investment scheme which is authorized under Section 286 of the Securities and Futures Act Chapter 289 of Singapore, or the Securities and Futures Act, or recognized under Section 287 of the Securities and Futures Act. We are not authorized or recognized by the Monetary Authority of Singapore, or the MAS, and our common stock is not allowed to be offered to the retail public in Singapore. This prospectus and any other document or material issued in connection with the offer or sale is not a prospectus as defined in the Securities and Futures Act. Accordingly, statutory liability under the Securities and Futures Act in relation to the content of this prospectus would not apply. You should consider carefully whether the investment is suitable for you.

This prospectus has not been registered as a prospectus in Singapore with the MAS. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common stock should not be circulated or distributed, nor may our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in the Securities and Futures Act) pursuant to Section 304 of the Securities and Futures Act, (ii) to a relevant person pursuant to Section 305(1) of the Securities and Futures Act, or any person pursuant to Section 305(2) of the Securities and Futures Act, and in accordance with the conditions specified in Section 305 of the Securities and Futures Act and (in the case of an accredited investor) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Where our common stock is subscribed or purchased under Section 305 of the Securities and Futures Act by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in the Securities and Futures Act)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each as defined in Section 2(1) of the Securities and Futures Act) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired our common stock pursuant to an offer made under Section 305 of the Securities and Futures Act except:

(1)

to an institutional investor defined in Section 4A of the Securities and Futures Act or to a relevant person defined in Section 305(5) of the SFA, or to any person arising from an offer referred to in Section 305(2) or Section 305A(3)(i)(B) of the Securities and Futures Act;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 305A(5) of the Securities and Futures Act; or

(5)	as specified in Regulations 36 and 36A of the Securities and Futures (Offers of Investments) (Collective Investment Schemes) Regulations 2005 of Singapore.

Any reference to the Securities and Futures Act is a reference to the Securities and Futures Act, Chapter 289 of Singapore and a reference to any term as defined in the Securities and Futures Act or any provision in the Securities and Futures Act is a reference to that term as modified or amended from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

Notification under Section 309B(1)(c) of the Securities and Futures Act: In connection with Section 309B of the Securities and Futures Act and the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore, or the CMP Regulations 2018, we have determined, and hereby notify all relevant persons (as defined in Section 309(A)(1) of the Securities and Futures Act), that our common stock constitutes (A) prescribed capital markets products (as defined in the CMP Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California. Certain matters of Maryland law will be passed upon for us by Venable LLP, Baltimore, Maryland. Sidley Austin LLP will act as counsel to the underwriters. Sidley Austin LLP has from time to time performed legal services for us.

EXPERTS

The financial statements as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website at www.sec.gov.

After we have completed this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings at the SEC’s website at www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Claros Mortgage Trust, Inc.

Index to Consolidated Financial Statements

As of December 31, 2020 and 2019 and for the Years Ended December 31, 2020 and 2019

Claros Mortgage Trust, Inc.

Index to Consolidated Financial Statements (unaudited)

As of March 31, 2021 and for the Three Months Ended March 31, 2021 and 2020

Claros Mortgage Trust, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and stockholders of Claros Mortgage Trust, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Claros Mortgage Trust, Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in redeemable common stock and stockholders’ equity and cash flows for the years then ended, including the related notes and the financial statement schedule as listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts June 25, 2021

We have served as the Company’s auditor since 2015.

Claros Mortgage Trust, Inc.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31, 2020	December 31, 2019
Assets
Cash and cash equivalents	$427,512	$334,999
Restricted cash	3,462	3,019
Loans receivable held-for-investment	6,131,825	5,940,268
Less: allowance for loan losses	(6,000)	—

Loans receivable held-for-investment, net	6,125,825	5,940,268
Interests in loans receivable held-for-investment	338,270	222,891
Accrued interest receivable	35,668	35,833
Deferred financing costs	8,030	8,787
Other assets	13,776	2,324

Total assets	$6,952,543	$6,548,121

Liabilities and Stockholders’ Equity
Repurchase agreements	$2,685,203	$2,811,284
Loan participations sold, net	516,484	471,596
Notes payable, net	303,515	163,971
Secured term loan, net	746,095	437,509
Accounts payable and accrued expenses	2,481	6,210
Interest payable	10,180	9,034
Other liabilities	1,967	5,079
Dividends payable - common stock, redeemable common stock and vested restricted stock units	50,000	55,000
Dividends payable - unvested restricted stock units	3,480	2,354
Deposits held	716	1,144
Due to affiliate	—	25
Management fee payable - affiliate	9,849	8,871
Incentive fee payable - affiliate	187	3,237

Total liabilities	4,330,157	3,975,314

Commitments and contingencies - Note 13
Redeemable common stock, $0.01 par value, 14,613,968 shares issued and outstanding at December 31, 2020 and December 31, 2019	141,356	141,735
Stockholders’ Equity
Preferred stock, par value $0.01 per share and liquidation preference $1,000 per share, 10,000,000 shares authorized and 125 shares issued and outstanding, and preferred units of JV REIT, liquidation preference $1,000 per unit, 0 and 125 units issued and outstanding at December 31, 2020 and December 31, 2019, respectively	125	250
Common stock, $0.01 par value, 500,000,000 shares authorized, 251,083,478 and 244,083,478 shares issued and outstanding at December 31, 2020 and December 31, 2019, respectively	2,511	2,441
Additional paid-in capital	2,490,580	2,416,154
Dividends declared	(573,677)	(369,243)
Retained earnings	526,205	334,935

Total Claros Mortgage Trust, Inc. equity	2,445,744	2,384,537
Non-controlling interests	35,286	46,535

Total stockholders’ equity	2,481,030	2,431,072

Total liabilities, redeemable common stock and stockholders’ equity	$6,952,543	$6,548,121

The accompanying notes are an integral part of these consolidated financial statements.

Claros Mortgage Trust, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Year Ended
	December 31, 2020	December 31, 2019
Net interest income
Interest and related income	$445,940	$389,361
Less: interest and related expense	172,232	139,747

Net interest income	273,708	249,614

Expenses
Management fees - affiliate	$38,960	$32,611
Incentive fees - affiliate	7,766	10,219
Equity compensation	5,670	29,489
General and administrative expenses	9,004	3,392

Total expenses	$61,400	$75,711

Equity in income from investment in CMTG/CN Mortgage REIT LLC	—	40
Realized gain (loss) on sale of investments	(640)	103
Provision for loan losses	(6,000)	—

Total other income (loss)	(6,640)	143

Net income	$205,668	$174,046

Net income attributable to non-controlling interests	$3,259	$5,289
Net income attributable to preferred stock	31	31

Net income attributable to common stock and redeemable common stock	$202,378	$168,726

Net income per share of common stock and redeemable common stock
Basic	$0.76	$0.76

Diluted	$0.76	$0.76

Weighted-average shares of common stock and redeemable common stock outstanding
Basic	265,960,643	222,925,862

Diluted	265,960,643	222,925,862

The accompanying notes are an integral part of these consolidated financial statements.

Claros Mortgage Trust, Inc.

Consolidated Statements of Changes in Redeemable Common Stock and Stockholders’ Equity

(in thousands, except share data)

	Preferred	Preferred	Common	Common	Additional			Non-	Total	Redeemable
	Stock	Stock Par	Stock	Stock Par	Paid-In	Dividends	Retained	controlling	Stockholders’	Common
	Shares	Value	Shares	Value	Capital	Declared	Earnings	Interests	Equity	Stock
Balance at December 31, 2018	250	$250	189,459,838	$1,895	$1,858,059	$(184,338)	$177,081	$46,661	$1,899,608	$143,010
Issuance of common stock	—	—	54,623,640	546	538,549	—	—	—	539,095	—
Restricted stock units earned	—	—	—	—	24,904	—	—	—	24,904	—
Offering costs	—	—	—	—	(4,458)	—	—	—	(4,458)	(289)
Dividends paid/accrued on preferred stock	—	(31)	—	—	—	—	—	—	(31)	—
Dividends declared/paid on common stock, redeemable common stock and vested restricted stock units	—	—	—	—	—	(183,142)	—	—	(183,142)	(12,758)
Dividends declared on unvested restricted stock units	—	—	—	—	—	(1,763)	—	—	(1,763)	—
Distributions paid to non-controlling interests	—	—	—	—	—	—	—	(5,415)	(5,415)	—
Accretion of redeemable common stock	—	—	—	—	(900)	—	—	—	(900)	900
Net income	—	31	—	—	—	—	157,854	5,289	163,174	10,872

Balance at December 31, 2019	250	$250	244,083,478	$2,441	$2,416,154	$(369,243)	$334,935	$46,535	$2,431,072	$141,735

Balance at December 31, 2019	250	$250	244,083,478	$2,441	$2,416,154	$(369,243)	$334,935	$46,535	$2,431,072	$141,735
Issuance of common stock	—	—	7,000,000	70	69,930	—	—	—	70,000	—
Redemption of preferred units	(125)	(125)	—	—	—	—	—		(125)
Restricted stock units earned	—	—	—	—	5,808	—	—	—	5,808	—
Contributions from non-controlling interests	—	—	—	—	—	—	—	1,029	1,029
Offering costs	—	—	—	—	(916)	—	—	—	(916)	(53)
Dividends paid/accrued on preferred stock	—	(31)	—	—	—	—	—	—	(31)	—
Dividends declared/paid on common stock, redeemable common stock and vested restricted stock units	—	—	—	—	—	(203,170)	—	—	(203,170)	(11,830)
Dividends declared on unvested restricted stock units	—	—	—	—	—	(1,264)	—	—	(1,264)	—
Distributions paid to non-controlling interests	—	—	—	—	—	—	—	(15,537)	(15,537)	—
Accretion of redeemable common stock	—	—	—	—	(396)	—	—	—	(396)	396
Net income	—	31	—	—	—	—	191,270	3,259	194,560	11,108

Balance at December 31, 2020	125	$125	251,083,478	$2,511	$2,490,580	$(573,677)	$526,205	$35,286	$2,481,030	$141,356

The accompanying notes are an integral part of these consolidated financial statements.

Claros Mortgage Trust, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended
	December 31, 2020	December 31, 2019
Cash flows from operating activities
Net income	$205,668	$174,046
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion of origination fees on loans receivable, net	(27,859)	(23,055)
Accretion of origination fees on interests in loans receivable, net	(451)	(535)
Amortization of financing costs	19,638	13,400
Non-cash equity compensation	5,670	25,495
Non-cash advances to loans receivable in lieu of interest	(90,065)	(56,709)
Non-cash advances to interests in loans receivable in lieu of interest	(13,782)	(6,379)
Non-cash advances on secured financings in lieu of interest	19,869	2,255
Repayment of non-cash advances to loans receivable in lieu of interest	15,784	6,226
Repayment of non-cash advances to interests in loans receivable in lieu of interest	1,566	—
Repayment of non-cash advances to secured financings in lieu of interest	(1,238)	—
Realized (gain) loss on sale of investments	640	(103)
Provision for loan losses	6,000	—
Equity in income from investment in CMTG/CN Mortgage REIT LLC	—	(40)
Distributions of income from CMTG/CN Mortgage REIT LLC	—	40
Changes in operating assets and liabilities:
Accrued interest receivable	165	(13,190)
Other assets	756	(519)
Accounts payable and accrued expenses	(487)	(245)
Interest payable	1,146	5,452
Deposits held	(428)	658
Due to/from affiliate	(25)	(11)
Management fee payable - affiliate	978	1,375
Incentive fee payable - affiliate	(3,050)	1,392

Net cash provided by operating activities	140,495	129,553

Cash flows from investing activities
Loan originations, acquisitions and advances, net of fees	(791,667)	(3,256,212)
Acquisitions and advances of interests in loans receivable, net of fees	(118,582)	(64,031)
Repayments of loans receivable	535,565	660,813
Repayments of interests in loans receivable	15,417	—
Exit fees received from loans receivable	1,247	2,730
Extension fees received from loans receivable	801	674
Extension fees received from interests in loans receivable	453	—
Sale of loans receivable	151,017	342,377
Return of capital distributions from CMTG/CN Mortgage REIT LLC	—	128
Reserves held for loans receivable	(3,112)	2,799

Net cash used in investing activities	(208,861)	(2,310,722)

The accompanying notes are an integral part of these consolidated financial statements.

Claros Mortgage Trust, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended
	December 31, 2020	December 31, 2019
Cash flows from financing activities
Proceeds from issuance of common stock	70,000	539,095
Redemption of preferred units	(125)	—
Contributions from non-controlling interests	1,029	—
Offering costs	(949)	(4,840)
Dividends paid on common stock and vested restricted stock units	(207,569)	(172,776)
Dividends paid on redeemable common stock	(12,431)	(12,624)
Dividends paid on preferred stock	(31)	(31)
Distributions to non-controlling interests	(15,537)	(5,415)
Proceeds from secured financings	817,159	2,295,685
Proceeds from secured term loan	325,000	450,000
Payment of financing costs	(30,124)	(25,670)
Payment of exit fees on secured financings	(138)	—
Repayments of secured financings	(779,641)	(615,051)
Repayments of secured term loan	(5,321)	(1,125)

Net cash provided by financing activities	161,322	2,447,248

Net increase in cash, cash equivalents and restricted cash	92,956	266,079
Cash, cash equivalents and restricted cash, beginning of period	338,018	71,939

Cash, cash equivalents and restricted cash, end of period	$430,974	$338,018

Cash and cash equivalents, beginning of period	$334,999	$69,430
Restricted cash, beginning of period	3,019	2,509

Cash, cash equivalents and restricted cash, beginning of period	$338,018	$71,939

Cash and cash equivalents, end of period	$427,512	$334,999
Restricted cash, end of period	3,462	3,019

Cash, cash equivalents and restricted cash, end of period	$430,974	$338,018

Supplemental disclosure of cash flow information:
Cash paid for interest	$131,579	$118,640

Supplemental disclosure of non-cash investing and financing activities:
Dividends accrued on common stock, redeemable common stock and vested restricted stock units	$50,000	$55,000

Dividends accrued on unvested restricted stock units	$3,480	$2,354

Loan principal payments held by servicer	$12,980	$—

Accrued financing costs	$394	$2,884

Accrued offering costs	$1,516	$2,268

The accompanying notes are an integral part of these consolidated financial statements.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

1. Organization

Claros Mortgage Trust, Inc. (the “Company”) is a Maryland Corporation formed on April 29, 2015 for the purpose of creating a diversified portfolio of income-producing loans collateralized by institutional quality commercial real estate. The Company commenced operations on August 25, 2015 (“Commencement of Operations”) and in the absence of a public offering, will continue until August 25, 2024 unless terminated at an earlier date upon the occurrence of certain events. The Company generally conducts its business through wholly-owned subsidiaries or investments in joint ventures. Any references to the Company refer to the Company, its consolidated joint venture, CMTG/TT Mortgage REIT LLC (“CMTG/TT” or “JV REIT”), a Delaware limited liability company, and the consolidated subsidiaries of each entity.

The Company has elected and intends to maintain its qualification to be taxed as a real estate investment trust (“REIT”) under the requirements of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), for U.S. federal income tax purposes. As such, the Company will generally not be subject to U.S. federal income tax on that portion of its income that it distributes to stockholders. See Note 12 – Income Taxes regarding taxes applicable to the Company.

The Company is externally managed by Claros REIT Management LP (the “Manager”), an affiliate of the Company, through a management agreement (the “Management Agreement”) pursuant to which the Manager provides a management team and other professionals who are responsible for implementing the Company’s business strategy, subject to the supervision of the Company’s board of directors. For its services, the Manager is entitled to management fees and incentive fees. See Note 10 – Related Party Transactions regarding the Management Agreement.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The Company consolidates all entities that are controlled either through majority ownership or voting rights. The Company also identifies entities for which control is achieved through means other than through voting rights (a variable interest entity or “VIE”) using the analysis as set forth in the Accounting Standards Codification (“ASC”) 810, Consolidation of Variable Interest Entities and determines when and which variable interest holder, if any, should consolidate the VIE. The Company has no consolidated variable interest entities as of December 31, 2020 and December 31, 2019. All significant intercompany transactions and balances have been eliminated in consolidation.

The liabilities of wholly-owned subsidiaries are non-recourse to the Company and are limited to the assets of such wholly-owned subsidiary, except in the case of the Company’s repurchase agreements, which in general are partially recourse to the Company, and in limited situations in which the Company has provided a guaranty contingent upon the occurrence of certain events.

Risks and Uncertainties

In the normal course of business, the Company primarily encounters two significant types of economic risk: credit and market. Credit risk is the risk of default on the Company’s loans receivable that results from a borrower’s or counterparty’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of the loans receivable due to changes in interest rates, spreads or other market

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

factors, including risks that impact the value of the collateral underlying the Company’s investments. Management believes that the carrying values of its loans receivable are reasonable taking into consideration these risks along with estimated financings, collateral values and other information.

During the first quarter of 2020, there was a global outbreak of a novel coronavirus (“COVID-19”). The World Health Organization has designated COVID-19 a pandemic, and numerous countries, including the United States, have declared national emergencies with respect to COVID-19. The global impact of the outbreak has rapidly evolved, and many countries have reacted by instituting quarantines and restrictions on travel, and limiting operations of non-essential businesses. Global supply chains remain disrupted, while increasing rates of unemployment have adversely impacted many industries. The full extent of the impact and effects of COVID-19 will depend on future developments, including, among other factors, the duration and spread of the outbreak, along with related travel advisories, quarantines and restrictions, the effectiveness and efficiency of distribution of vaccines, the recovery time of the disrupted supply chains and industries, the impact of the labor market interruptions, the impact of government interventions, and uncertainty with respect to the duration of the global economic slowdown. The outbreak of COVID-19 and its impact on the current and future financial, economic and capital markets environment, and future developments in these and other areas present uncertainty and risk with respect to the performance of the Company’s loans receivable and interests in loans receivable, the Company’s financial condition, results of operations, liquidity, and ability to pay dividends.

A significant portion of the Company’s loan receivable portfolio and secured financings are tied to the London Interbank Offering Rate (“LIBOR”). In July 2017, the Financial Conduct Authority of the United Kingdom, the financial regulatory body that regulates LIBOR, announced their intention to phase out LIBOR after 2021. There is currently no definitive information regarding the future of LIBOR, or a standardized replacement rate. The Company’s agreements generally allow for a new interest rate index to be used if LIBOR is no longer available. The impact that the phasing out of LIBOR will have on the Company is not yet determinable, however the Company expects that it will either utilize alternative rates referenced in its agreements or negotiate a replacement reference rate for LIBOR.

Tax Risks - The Company is subject to significant tax risks. If the Company fails to maintain its qualification as a REIT in a given taxable year, it may be subject to penalties as well as federal, state and local income tax on its taxable income, which could be material. It will also not be able to qualify as a REIT for the subsequent four taxable years, unless entitled to relief under certain statutory provisions.

A REIT must distribute at least 90% of its taxable income to its stockholders, determined without regard to the deduction for dividends paid and excluding net capital gains. In addition to the 90% distribution requirement, a REIT is subject to a nondeductible excise tax if it fails to make certain minimum distributions by calendar year-end. The excise tax imposed is equal to 4% of the excess of the required distribution (specified under U.S. federal tax law) over the distributed amount for such year. Distribution of the remaining balance may extend until timely filing of the REIT’s tax return in the subsequent taxable year. Qualifying distributions of taxable income are deductible by a REIT in computing taxable income.

Regulatory Risks - The Company is subject to significant regulatory risks. If the Company were unable to rely upon an exemption from registration available under the Investment Company Act of 1940, as amended, the Company could be required to restructure its assets or activities, including the disposition of assets during periods of adverse market conditions that could result in material losses to the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Estimates that are particularly susceptible to the Company’s judgment include, but are not limited to, the adequacy of provision for loan losses, the determination of effective yield for recognition of interest income and interest expense and recognition of equity compensation expense.

Loans Receivable Held-for-Investment

Loans that the Company has originated or acquired and has the intent and ability to hold to maturity or payoff are reported at their outstanding principal balances net of any unearned income, unamortized deferred fees and allowance for loan losses, if applicable. Loan origination, extension and exit fees are deferred and recognized in interest income over the estimated life of the loans using the effective interest method, adjusted for actual prepayments.

Loans Receivable Held-for-Sale

Loans that the Company has originated or acquired and intends to sell prior to initial maturity are classified as held-for-sale and are carried at the lower of amortized cost or fair value.

Interests in Loans Receivable Held-for-Investment

Loans that the Company has acquired in a transfer that did not meet the qualifications of a sale and has the intent and ability to hold to maturity or payoff are reported at their outstanding principal balances net of any unearned income, unamortized deferred fees and allowance for loan losses, if applicable. Loan discounts and extension and exit fees are deferred and recognized in interest income over the estimated life of the loans using the effective interest method, adjusted for actual prepayments.

Non-cash Advances in Lieu of Interest

The Company holds certain loans whereby a portion of the loan’s unfunded commitment may be used to fund monthly interest payments, so long as certain conditions are met. As a result, such loan’s unpaid principal balance increases at the interest payment date and the Company does not receive cash. This type of loan term is referred to as non-cash advance in lieu of interest, and the increase in unpaid principal balance is reflected in the operating section of the Company’s consolidated statements of cash flows, as opposed to the investing section as if the cash had been directly advanced to a borrower. The Company also has certain financings that allow for non-cash advances in lieu of interest, and the increase in unpaid principal balance is reflected in the operating section of the Company’s consolidated statements of cash flows, as opposed to the financing section as if cash had been directly received by the Company.

Credit Quality of Loans Receivable

The Company evaluates the credit quality of each of its loans receivable on an individual basis at least quarterly. The Company has developed a loan grading system for all of its outstanding loans receivable that are collateralized directly or indirectly by real estate. Grading criteria include debt yield, debt service coverage ratio, term of loan, property type, loan type and other more subjective variables that include property or collateral location, collateral value, market conditions, industry conditions and sponsor’s financial stability. The Company utilizes the grading system to determine each loan’s risk of loss and to provide a determination as to whether an

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

individual loan is impaired and whether a special loan loss allowance is necessary. Based on a 5-point scale, the loans are graded “1” through “5,” from less risk to greater risk, which gradings are defined as follows:

1 –	Very Low Risk
2 –	Low Risk
3 –	Medium Risk
4 –	High Risk/Potential for Loss: A loan that has a risk of realizing a principal loss
5 –	Impaired/Loss Likely: A loan that has a very high risk of realizing a principal loss or has otherwise incurred a principal loss

The Company has considered the impact of COVID-19 in its evaluation of the credit quality of its loans receivable. As a result, the average risk rating of the Company’s portfolio and the number of loans rated four or higher has increased at December 31, 2020 from December 31, 2019, which reflects the material uncertainty and risks with respect to certain of the loan portfolio’s collateral.

The Company may modify the terms of a loan agreement by granting a concession to a borrower experiencing financial difficulty that it would not otherwise consider. Such modifications may include, among other items, reductions in contractual interest rates, payment date extensions or the modification of loan covenants. If such modification is deemed to be significant and meets the criteria above, it may be considered a Troubled Debt Restructuring (“TDR”) under GAAP which requires additional disclosure. A loan is also considered impaired if its terms are modified in a TDR. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. Loans which are modified and classified as a TDR that are performing and current with respect to the payment of debt service as of the date of the modification remain current, while loans which are modified and classified as a TDR that are on non-accrual status as of the date of the modification will generally remain on non-accrual status until the prospect of future payments in accordance with the modification terms are reasonably assured and there is a consistent period of repayment by the borrower.

For any loan that is deemed to be impaired, the Company would measure the specific impairment of each loan separately by using the fair value of the collateral. If the fair value of the collateral is less than the carrying value of the loan, an allowance is created with a corresponding charge to the provision for loan losses. The loan loss allowance for each loan is maintained at a level the Company believes will be adequate to absorb incurred losses, if any. As of December 31, 2020, the Company had a loan loss reserve of $6,000,000 relating to one loan. As of December 31, 2019, the Company had no impaired loans and no loan loss allowance.

Financial Instruments

Financial instruments held by the Company include cash and cash equivalents, restricted cash, reserves held for loans receivable, loans receivable held-for-investment, loans receivable held-for-sale, interests in loans receivable, other assets, accounts payable, repurchase agreements, notes payable, loan participations sold and secured term loans. The fair value of cash and cash equivalents, restricted cash, reserves held for loans receivable, other assets and accounts payable approximates their current carrying amount.

GAAP requires the categorization of the fair value of financial instruments into three broad levels that form a hierarchy based on the transparency of inputs to the valuation. See Note 6 – Fair Value Measurements for details of the Company’s valuation policy.

Cash and Cash Equivalents

The Company considers all investments with original maturities of three months or less, at the time of acquisition, to be cash equivalents. The Company maintains cash accounts which from time to time exceed the

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

insured maximum of $250,000 per account. The carrying amount of cash on deposit and in money market funds approximates fair value.

Restricted Cash

Restricted cash includes reserve balances for interest, real estate taxes and insurance pledged as collateral, and lockbox accounts held pursuant to the terms of the secured financings. The carrying amount of restricted cash approximates fair value.

Other Assets

Other assets include certain loan principal repayments held in lockboxes or by our third party loan servicer as of the balance sheet date which were remitted to the Company during the subsequent remittance cycle, as well as, costs of equity capital raises not yet closed, miscellaneous receivables and prepaid expenses, and deposits funded relating to unclosed transactions.

Deferred Financing Costs

The deferred financing costs on the Company’s consolidated balance sheets include costs related to the establishment and ongoing operations of the repurchase agreements. These costs are amortized over the contractual term of the repurchase agreements as interest expense using the straight-line method.

Secured Financings

Management evaluates whether the transaction constitutes a sale through legal isolation of the transferred financial asset from the Company, the ability of the transferee to pledge or exchange the transferred financial asset without constraint and the transfer of control of the transferred financial asset.

Repurchase Agreements

The Company finances certain of its loans receivable using repurchase agreements. Under a repurchase agreement, an asset is sold to a counterparty to be repurchased at a later date at a predetermined price. Prior to repurchase, interest is paid to the counterparty based upon the sales price and a predetermined interest rate. Other than amounts guaranteed by the Company, borrowings under the repurchase agreements are non-recourse to the Company. The Company accounts for its repurchase agreements as secured financings under GAAP. When treated as a secured financing, the transferred assets remain on the Company’s consolidated balance sheets, and the financing proceeds are recorded as a liability.

Loan Participations Sold, Net

Loan participations sold represent an interest in a loan receivable that the Company sold, however, the Company presents the loan participation sold as a liability on its consolidated balance sheets because the arrangement does not qualify as a sale under GAAP. Other than amounts guaranteed by the Company, these participations are non-recourse and remain on the Company’s consolidated balance sheets until the loan is repaid. The gross presentation of the loan participations sold does not impact equity or net income.

Notes Payable, Net

The Company finances certain of its loans receivable using direct financing, collateralized by the loans receivable. Other than amounts guaranteed by the Company, borrowings under notes payable are non-recourse to the Company.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

Secured Term Loan, Net

The Company’s secured term loan is collateralized by a pledge of equity in certain subsidiaries and their related assets, as well as a first priority security interest in selected assets. The secured term loan is presented net of any original issue discount, and transaction expenses are deferred and recognized in interest expense over the life of the loan using the effective interest method.

Debt Issuance Costs

Costs related to obtaining notes payable, loan participations and secured term loans are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the obligations. These costs are amortized over the contractual term of the obligations as interest expense using the effective interest method.

Reserves Held for Loans Receivable

The Company holds reserves for interest, real estate taxes and insurance relating to the loans receivable on behalf of the borrowers on certain loans receivable. These reserves are reflected as other liabilities on the Company’s consolidated balance sheets. In certain cases, other reserves may be held by a third-party loan servicer, and therefore not included on the Company’s consolidated balance sheets.

Revenue Recognition

Interest income from loans receivable is recorded on the accrual basis based on the outstanding principal amount and the contractual terms of the loans. Recognition of fees, premiums, discounts and direct costs associated with these investments is deferred until the loan is advanced and is then amortized or accreted into interest income over the term of the loan as an adjustment to yield using the effective interest method based on expected cash flows through the expected recovery period. Income accrual is generally suspended for loans at the earlier of the date at which payments become 90 days past due or when recovery of income and principal becomes doubtful. While on non-accrual status, based on the Company’s estimation as to collectability of principal, loans are either accounted for on a cash basis, where interest income is recognized only upon actual receipt of cash, or on a cost-recovery basis, where all cash receipts reduce a loan’s carrying value. If and when a loan is brought back into compliance with its contractual terms, and our Manager has determined that the borrower has demonstrated an ability and willingness to continue to make contractually required payments related to the loan, the Company resumes accrual of interest.

Equity Compensation

Equity compensation consists of both service-based and performance-based awards issued to certain individuals employed by (or members of) affiliates of the Manager. Equity compensation expense is recognized over the vesting period based on service or on the number of shares that are probable of vesting at each reporting date.

Redeemable Common Stock

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Certain of

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

the Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, as of December 31, 2020 and 2019, redeemable common stock is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Common Stock

Common stock issued and outstanding excludes Restricted Stock Units (“RSUs”) which have not been delivered, regardless of vesting status. Fully vested RSUs are included in the calculation of basic and diluted weighted-average shares outstanding and receive dividends payable on common stock.

Non-Controlling Interests

The non-controlling interests included on the Company’s consolidated balance sheets represents the common equity interests in CMTG/TT that are not owned by the Company. The Company owns 51% of CMTG/TT, which commenced operations on June 8, 2016. CMTG/TT is governed by its two-member board of directors, which is comprised of representatives of the board of directors of the Company. The Company controls the operations of CMTG/TT, and as a result consolidates CMTG/TT in its financial statements. The portion of CMTG/TT’s consolidated equity and results of operations allocated to non-controlling interests is equal to the remaining 49% ownership of CMTG/TT. As of December 31, 2020 and 2019, CMTG/TT’s total equity was $72,012,000 and $95,095,000, respectively, of which $35,286,000 and $46,535,000, respectively, was characterized as non-controlling interests.

Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of an equity financing, these costs are recorded in stockholders’ equity as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the statements of operations.

Costs of $16,000 and $1,078,000 relating to equity capital raises that have not yet closed have been recorded as an other asset on the consolidated balance sheets as of December 31, 2020 and December 31, 2019, respectively, of which $16,000 and $788,000 have been accrued and are reflected in the accounts payable and accrued expenses total on the consolidated balance sheets. For the years ended December 31, 2020 and 2019, the Company incurred offering costs of $969,000 and $4,747,000, respectively, which have been charged against additional paid-in capital on the consolidated balance sheets. As of December 31, 2020 and 2019, offering costs of $1,500,000 and $1,480,000, respectively, have been accrued and are reflected in the accounts payable and accrued expenses total on the consolidated balance sheets.

Reportable Segments

The Company evaluates the operating performance of the Company’s investments as a whole. As such, the Company has determined that it has one reportable segment, with activities related to investing in income-producing loans collateralized by institutional quality commercial real estate.

Recently Issued Accounting Pronouncements Not Yet Adopted

In August 2020, the FASB issued ASU 2020-06 “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

Convertible Instruments and Contracts in an Entity’s Own Equity,” or ASU 2020-06. ASU 2020-06 simplifies the accounting for convertible debt by eliminating the beneficial conversion and cash conversion accounting models. ASU 2020-06 also updates the earnings per share calculation and requires entities to assume share settlement when the convertible debt can be settled in cash or shares. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact ASU 2020-06 will have on its consolidated financial statements.

The FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, (“ASU 2020-04”). ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective upon issuance of ASU 2020-04 for contract modifications and hedging relationships on a prospective basis. The Company has not adopted any of the optional expedients or exceptions through December 31, 2020, but will continue to evaluate the possible adoption of any such expedients or exceptions during the effective period as circumstances evolve.

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments – Credit Losses – Measurement of Credit Losses on Financial Instruments (Topic 326)” (“ASU 2016-13”). This standard replaces the existing measurement of the allowance for credit losses that is based on the Manager’s best estimate of probable incurred credit losses inherent in the Company’s lending activities with the Manager’s best estimate of lifetime expected credit losses inherent in the Company’s relevant financial assets. The lifetime expected credit losses will be determined using macroeconomic forecast assumptions and judgments applicable to and through the expected life of the portfolio and is required to be determined net of expected recoveries on loans that were previously charged off. The standard will also expand credit quality disclosures. While the standard changes the measurement of the allowance for credit losses, it does not change the Company’s credit risk of its portfolio or the ultimate losses in its portfolio.

The Company has determined its relevant historical data sites for use in estimating expected credit losses, selection of a credit loss model, development of a framework for compiling historical and projected loan-level information, completion and documentation of policies and procedures, additional disclosures, and controls. A control framework was developed as the ASU 2016-13 process involves significant judgment by management regarding many factors, including but not limited to: the appropriate historical loan loss reference data, the timing of loan fundings and repayments, the current credit quality of loans and operating performance of loan collateral, expectations of future loan and collateral performance, and macroeconomic conditions.

The Company is required to adopt this standard as of January 1, 2023 although earlier adoption is allowed. The Company plans to adopt the standard on January 1, 2021 and expects that, based on current expectations of future economic conditions, an adjustment will be recorded to its allowance for credit losses. The ultimate impact upon adoption will depend on the characteristics of the Company’s portfolio at that time, macroeconomic conditions and forecasts, and the finalized validation of models and methodologies, as well as other judgements, which the Company has determined to be material.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

3. Loans Portfolio

Loans receivable

The Company’s loans receivable portfolio as of December 31, 2020 was comprised of the following loans (in thousands, except for number of loans):

	Number of Loans	Loan Commitment	Partial Prepayments	Unfunded Loan Commitments	Principal Outstanding	Carrying Value	Weighted Average Stated Rate (2)	Weighted Average Interest Rate (4)
Loans held-for-investment:
Variable:
Senior loans (1)	56	$5,942,994	$255,134	$936,936	$4,750,924	$4,736,415	L+4.35%	5.92%
Mezzanine loans (3)	34	1,587,452	66,551	223,380	1,297,521	1,292,176	L+6.92%	8.47%

		7,530,446	321,685	1,160,316	6,048,445	6,028,591	L+4.90%	6.47%

Fixed:
Senior loans (1)	2	55,000	2,665	—	52,335	46,245		12.86%
Mezzanine loans (3)	4	130,353	41,798	37,004	51,551	50,989		12.26%

		185,353	44,463	37,004	103,886	97,234		12.56%

Total/Weighted Average		$7,715,799	$366,148	$1,197,320	$6,152,331	$6,125,825		6.57%

(1)	Senior loans include senior mortgages and similar credit quality loans, including related contiguous subordinate mortgage loans and pari passu participations in senior mortgage loans.
(2)	One-month LIBOR as of December 31, 2020 was 0.14%. Weighted average is based on outstanding principal as of December 31, 2020.
(3)	Mezzanine loans include $591,611,000 of outstanding principal balance of contiguous subordinate mezzanine loans at December 31, 2020.
(4)	Reflects the weighted average interest rate based on the applicable floating benchmark rate (if applicable), including LIBOR floors (if applicable).

The Company’s loans receivable portfolio as of December 31, 2019 was comprised of the following loans (in thousands, except for number of loans):

	Number of Loans	Loan Commitment	Partial Prepayments	Unfunded Loan Commitments	Principal Outstanding	Carrying Value	Weighted Average Stated Rate (2)	Weighted Average Interest Rate (4)
Loans held-for-investment:
Variable:
Senior loans (1)	59	$6,122,414	$158,672	$1,206,526	$4,757,216	$4,726,332	L+4.46%	6.37%
Mezzanine loans (3)	35	1,626,029	15,080	420,498	1,190,451	1,178,563	L+6.71%	8.63%

		7,748,443	173,752	1,627,024	5,947,667	5,904,895	L+4.91%	6.82%

Fixed:
Senior loans (1)	1	15,000	—	—	15,000	15,000		15.00%
Mezzanine loans (3)	1	20,500	—	—	20,500	20,373		9.00%

		35,500	—	—	35,500	35,373		11.54%

Total		$7,783,943	$173,752	$1,627,024	$5,983,167	$5,940,268		6.85%

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(1)	Senior loans include senior mortgages and similar credit quality loans, including related contiguous subordinate mortgage loans and pari passu participations in senior mortgage loans.
(2)	One-month LIBOR as of December 31, 2019 was 1.76%. Weighted average is based on outstanding principal as of December 31, 2019.
(3)	Mezzanine loans include $543,784,000 of outstanding principal balance of contiguous subordinate mezzanine loans as of December 31, 2019.
(4)	Reflects the weighted average interest rate based on the applicable floating benchmark rate (if applicable), including LIBOR floors (if applicable).

Certain loans receivable held by the Company include LIBOR floors, which establish the minimum interest rate a borrower may pay on a loan. The weighted average LIBOR floor in place based on unpaid principal balance on floating rate loans is 1.56% as of December 31, 2020. The following table presents the range of LIBOR floors held in the Company’s portfolio as of December 31, 2020 based on outstanding principal (in thousands):

One-month LIBOR Floor Range (1)	Unpaid Principal Balance	% of Total	Cumulative%
Fixed rate	$103,886	2%	2%
2.25% - 2.50%	913,038	15%	17%
2.00% - 2.24%	835,272	14%	31%
1.75% - 1.99%	1,287,591	21%	52%
1.50% - 1.74%	935,019	15%	67%
1.25% - 1.49%	618,237	9%	76%
1.00% - 1.24%	481,387	8%	84%
< 1.00%	602,896	10%	94%
No floor	375,005	6%	100%

Total	$6,152,331

(1)	All floors are in excess of LIBOR at December 31, 2020.

As of December 31, 2020 and 2019, the weighted average yield to maturity on loans receivable was 7.04% and 7.42%, respectively. For loans that are floating rate loans, the weighted average yield was calculated using the respective applicable benchmark rates, incorporating the impact of LIBOR floors, as applicable. The weighted average term to initial maturity of the loans receivable portfolio is 1.4 years and 2.1 years as of December 31, 2020 and 2019, respectively. The weighted average term to maturity with the exercise of all extension options is 3.1 years and 3.9 years as of December 31, 2020 and 2019, respectively.

There was a total of $615,818,000 of outstanding principal balance on non-accrual status at December 31, 2020. There were five investments representing $382,337,000 of outstanding principal balance, or 5.9% of the loans receivable and interests in loans receivable portfolio at December 31, 2020 on non-accrual status as a result of interest payments becoming 90 days past due. Additionally, there was one investment, with an outstanding principal balance of $233,481,000, representing 3.6% of the loans receivable and interests in loans receivable portfolio at December 31, 2020, which had been placed on non-accrual status as a result of interest payments becoming 90 days past due, which was modified in December 2020 resulting in all past due interest being paid, in cash or compounded into the loan balance, bringing the loan current. Pursuant to GAAP, this loan will be accounted for on a cash basis following the modification, meaning that interest income is recognized when received, until all principal and interest payments contractually due are reasonably assured of repayment and there is a consistent period of repayment by the borrower. The borrower of this loan made interest payments in

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

January and February 2021 and the loan remains current. There were no loans greater than 90 days past due that are on accrual status. There were no loans on non-accrual status at December 31, 2019.

The Company recorded a $6,000,000 provision for loan losses against a loan to the personal estate of a former borrower, which had an outstanding principal balance and a carrying value of $15,000,000. The loan is on non-accrual status and is in maturity default. The amount of the loan loss provision was based on the difference between the net present value of the projected cash flows of the loan receivable and its carrying value as of December 31, 2020.

During the year ended December 31, 2020, the Company sold a senior loan and a mezzanine loan with a total carrying value of $151,657,000 and recognized a realized loss of $640,000. The financial assets were legally isolated, the transferees have the ability to pledge the assets without constraint, and control has been transferred to the transferees. Management determined the transactions constituted sales.

During the year ended December 31, 2019, the Company sold two senior loans with a total carrying value of $347,188,000, received $4,914,000 in repayment proceeds of non-cash interest advances and recognized a net gain of $103,000. The financial assets were legally isolated, the transferees have the ability to pledge the assets without constraint, and control has been transferred to the transferees. Management determined the transactions constituted sales.

As of December 31, 2020, 80 of the Company’s loans receivable were directly financed. See Note 5 – Repurchase Agreements, Loan Participations Sold, Notes Payable and Secured Term Loan, Net for details on the financings.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

Activity relating to the loan receivable portfolio for the twelve months ended December 31, 2020 and 2019 (in thousands):

	Held-for- Investment	Held-for- Sale	Total
Balance at December 31, 2019	$5,940,268	$—	$5,940,268
Initial funding of new loan originations and acquisitions	226,661	—	226,661
Advances on existing loans	568,767	—	568,767
Non-cash advances in lieu of interest	90,065	—	90,065
Origination fees on loans receivable, net	(3,761)	—	(3,761)
Exit fees received on loans receivable	(1,247)	—	(1,247)
Extension fees received on loans receivable	(801)	—	(801)
Repayments of loans receivable	(548,545)	—	(548,545)
Repayments of non-cash advances to loans in lieu of interest	(15,784)	—	(15,784)
Accretion of origination fees, net	27,859	—	27,859
Realized loss on sale of investments	—	(640)	(640)
Transfer to loans held-for-sale	(151,657)	151,657	—
Sale of loans receivable held-for-sale	—	(151,017)	(151,017)
Allowance for loan losses	(6,000)	—	(6,000)

Balance at December 31, 2020	$6,125,825	$—	$6,125,825

	Held-for- Investment	Held-for- Sale	Total
Balance at December 31, 2018	$3,617,009	$—	$3,617,009
Initial funding of new loan originations and acquisitions	2,858,067	—	2,858,067
Advances on existing loans	432,912	—	432,912
Non-cash advances in lieu of interest	56,709	—	56,709
Origination fees on loans receivable, net	(34,767)	—	(34,767)
Exit fees received on loans receivable	(2,730)	—	(2,730)
Extension fees received on loans receivable	(674)	—	(674)
Repayments of loans receivable	(640,918)	(19,895)	(660,813)
Repayments of non-cash advances to loans in lieu of interest	(6,226)	—	(6,226)
Accretion of origination fees, net	22,778	277	23,055
Realized gain (loss) on sale of investments	202	(99)	103
Transfer to loans held-for-sale	(330,895)	330,895	—
Sale of loans receivable held-for-sale	—	(311,178)	(311,178)
Sale of loans receivable held-for-investment	(31,199)	—	(31,199)

Balance at December 31, 2019	$5,940,268	$—	$5,940,268

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

The following table presents the activity in the loan allowance account balance as of December 31, 2020 and 2019 (in thousands):

	December 31, 2020	December 31, 2019
Balance at beginning of period	$—	$—
Provision for loan losses	6,000	—

Balance at end of period	$6,000	$—

The following table presents the Company’s loans receivable portfolio by loan type, as well as property type and geographic location of the properties collateralizing these loans as of December 31, 2020 and 2019 (in thousands):

	December 31, 2020		December 31, 2019r
Loan Type (1)	Carrying Value	Percentage	Carrying Value	Percentage
Senior loans	$4,782,660	78%	$4,741,332	80%
Mezzanine loans	1,343,165	22%	1,198,936	20%

	$6,125,825	100%	$5,940,268	100%

Property Type	Carrying Value	Percentage	Carrying Value	Percentage
Office	$1,056,109	17%	$840,961	14%
Mixed-use	998,067	16%	857,713	14%
Hospitality	1,051,658	17%	1,166,881	20%
Land	525,147	9%	581,064	10%
Multifamily	1,462,450	24%	1,444,455	25%
For Sale Condo	902,812	15%	848,623	14%
Other	129,582	2%	200,571	3%

	$6,125,825	100%	$5,940,268	100%

Geographic Location	Carrying Value	Percentage	Carrying Value	Percentage
United States
Northeast	$2,898,821	47%	$3,151,239	53%
Mid Atlantic	1,022,852	17%	818,121	14%
Midwest	237,879	4%	147,850	3%
Southeast	918,608	15%	1,022,573	17%
Southwest	87,750	1%	—	0%
West	950,915	16%	785,485	13%
Other	9,000	0%	15,000	0%

	$6,125,825	100%	$5,940,268	100%

(1)	Senior loans include senior mortgages and similar credit quality loans, including related contiguous subordinate loans and pari passu participations in senior mortgage loans.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

Interests in loans receivable held-for-investment

The Company’s interests in loans receivable portfolio as of December 31, 2020 was comprised of the following loans (in thousands):

				Contractual	Maximum			Unfunded
	Loan Type (1)	Property Type	Geographic Location	Maturity Date	Extension Date	Total Commitment	Partial Repayments	Loan Commitments	Principal Outstanding	Carrying Value	Stated Rate (2)	Interest Rate
(3)	Senior	Mixed-use	Northeast	2/9/2022	8/9/2023	$306,800	$—	$126,379	$180,421	$180,159	LIBOR + 4.25%	5.50%
(4)	Senior	Mixed-use	West	7/9/2021	7/9/2022	225,373	16,983	49,854	158,536	158,111	LIBOR + 4.87%	5.27%

				Total/Weighted Average		$532,173	$16,983	$176,233	$338,957	$338,270	LIBOR +4.54%	5.39%

(1)	Senior loans include senior mortgages and similar credit quality loans, including related contiguous subordinate loans and pari passu participations in senior mortgage loans.
(2)	One-month LIBOR as of December 31, 2020 was 0.14%. Weighted average is based on outstanding principal as of December 31, 2020
(3)	This loan has a LIBOR floor of 1.25%
(4)	This loan has a LIBOR floor of 0.40%.

The Company’s interests in loans receivable portfolio as of December 31, 2019 was comprised of the following loans (in thousands):

				Contractual	Maximum		Unfunded
	Loan Type (1)	Property Type	Geographic Location	Maturity Date	Extension Date	Total Commitment	Loan Commitments	Principal Outstanding	Carrying Value	Stated Rate (2)	Interest Rate
(3)	Senior	Mixed-use	Northeast	2/9/2022	8/9/2023	$306,800	$205,506	$101,294	$100,820	LIBOR+4.25%	6.01%
(4)	Senior	Mixed-use	West	7/9/2020	7/9/2022	225,373	103,091	122,282	122,071	LIBOR+4.87%	6.63%

				Total/Weighted Average		$532,173	$308,597	$223,576	$222,891	LIBOR+4.59%	6.35%

(1)	Senior loans include senior mortgages and similar credit quality loans, including related contiguous subordinate loans and pari passu participations in senior mortgage loans.
(2)	One-month LIBOR as of December 31, 2019 was 1.76%. Weighted average is based on outstanding principal as of December 31, 2019.
(3)	This loan has a LIBOR floor of 1.25%
(4)	Loan was modified effective July 2019; commitment increased from $200,000,000 to $225,373,000 and rate increased from LIBOR+4.75% to LIBOR+4.87%. This loan has a LIBOR floor of 0.40%

As of December 31, 2020 and 2019, the weighted average yield to maturity on interests in loans receivable was 5.92% and 6.82%, respectively. As all of the interests in loans are floating rate loans, the weighted average yield was calculated using the respective applicable benchmark rates, incorporating the impact of LIBOR floors, as applicable. The weighted average term to initial maturity of the interests in loans receivable portfolio is 0.8 and 1.2 years as of December 31, 2020 and December 31, 2019, respectively. The weighted average term to maturity with the exercise of all extension options is 2.1 and 3.0 years as of December 31, 2020 and 2019, respectively.

As of December 31, 2020, both of the Company’s interests in loans receivable were directly financed. See Note 5 – Repurchase Agreements, Loan Participations Sold, Notes Payable and Secured Term Loan, net for details on the financings.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

Activity relating to the interests in loan receivable portfolio for the years ended December 31, 2020 and 2019 (in thousands):

	December 31, 2020	December 31, 2019
Balance at beginning of period	$222,891	$151,946
Advances on existing interests in loans receivable	118,582	64,284
Non-cash advances to interests in loans receivable in lieu of interest	13,782	6,379
Extension fees received on interests in loans receivable	(453)	—
Origination fees on interests in loans receivable, net	—	(253)
Repayments of interests in loans receivable	(15,417)	—
Repayment of non-cash advances to interests in loans receivable in lieu of interest	(1,566)	—
Accretion of origination fees, net	451	535

Balance at end of period	$338,270	$222,891

Interest Income and Accretion

The following table summarizes the Company’s interest and accretion income from loans receivable held-for-investment, from loans receivable held-for-sale, from interests in loans receivable held-for-investment, and from interest on cash balances for the years ended December 31, 2020 and 2019 (in thousands):

	Year Ended	Year Ended
	December 31, 2020	December 31, 2019
Interest on loans receivable and interests in loans receivable	$413,228	$363,096
Interest on cash accounts	726	2,571
Prepayment fees	3,576	104
Accretion of origination fees, net	28,310	23,590
Other income	100	—

Total interest and related income	$445,940	$389,361

As of December 31, 2020 and 2019, no loan exceeded 10% of the Company’s assets. For the years ended December 31, 2020 and 2019, no loan contributed more than 10% of interest income.

Loan Modifications

During the year ended December 31, 2020, the Company entered into loan modifications that include, among other items, the repurposing of reserves, temporary partial deferral of the coupon to non-cash advances in lieu of interest, increases in loan commitments, and extensions of loan maturity dates, which in certain cases included incremental capital contributions from certain borrowers.

During the fourth quarter of 2020, the Company entered into a loan modification secured by a hospitality asset located in San Diego, CA, which is classified as a TDR under GAAP. This modification included, among

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

other items, a waiver of exit fees, a principal repayment, a reduction of contractual interest payments and an extension of the loan’s maturity date. As of December 31, 2020, the loan had an outstanding principal balance of $97,500,000 and a carrying value of $97,262,000. Following the modification, the Company recorded a decrease in contractual exit fees amortized to income of approximately $755,000 which reduced the Company’s carrying value of the loan receivable. No further loss reserve or impairment were determined to be necessary. Following the modification, this loan returned to accrual status as the borrower funded interest reserves which demonstrated compliance with the restructured terms.

Loan Risk Ratings

As further described in Note 2 – Summary of Significant Accounting Policies, the Company evaluates the credit quality of its loan portfolio on a quarterly basis. In conjunction with its quarterly loan portfolio review, the Company assesses the risk factors of each loan, and assigns a risk rating based on several factors. Factors considered in the assessment include, but are not limited to, current loan-to-value, debt yield, structure, cash flow volatility, exit plan, current market environment and sponsorship level. Loans are rated “1” (less risk) through “5” (greater risk), which ratings are defined in Note 2 – Summary of Significant Accounting Policies.

The following table allocates the principal balance and carrying value of the loans receivable and interests in loans receivable based on the Company’s internal risk ratings (in thousands):

December 31, 2020
Risk Rating	Number of Loans	Principal Balance	Carrying Value
1	3	$68,372	$69,418
2	6	349,159	349,342
3	72	4,691,775	4,668,991
4	16	1,366,982	1,367,344
5	1	15,000	9,000

	98	$6,491,288	$6,464,095

December 31, 2019
Risk Rating	Number of Loans	Principal Balance	Carrying Value
1	4	$225,325	$225,416
2	29	1,046,636	1,042,249
3	65	4,934,782	4,895,494
4	0	—	—
5	0	—	—

	98	$6,206,743	$6,163,159

As of December 31, 2020 and 2019, the average risk rating of the Company’s portfolio was 3.1 and 2.8, respectively, weighted by outstanding principal balance. At December 31, 2020, the Company had loans with an aggregate outstanding principal balance of $1,366,982 rated as category “4”, which represents 21.1% of the total portfolio. Of the loans rated as category “4”, 40.3% relate to loans secured by hospitality assets. The Company had one loan rated at category “5”, which represents 0.2% of the total portfolio.

4. Investment in CMTG/CN Mortgage REIT LLC

CMTG/CN Mortgage REIT LLC (“CMTG/CN”) has participated in previously identified investments made by the Company. Such investments were originated by CMTG/CN, whereby the Company contributed 51% of

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

the necessary capital to CMTG/CN, and the other member of CMTG/CN contributed 49% of the necessary capital. CMTG/CN was governed by the three members of its board of directors, two of which are representatives of the Company. All material decisions require the unanimous approval of the three board members. As the third member of CMTG/CN’s board of directors possesses the ability to control significant decisions, the Company accounted for its investment in CMTG/CN under the equity method.

In December 2018, the CMTG/CN Board of Directors commenced the wind-down of CMTG/CN as all investments have been realized and no future investments are expected to be made. On August 8, 2019, CMTG/CN made its final distribution and redeemed all units.

5. Repurchase Agreements, Loan Participations Sold, Notes Payable and Secured Term Loan, Net

As of December 31, 2020 and 2019, the Company had financed certain of its loans receivables using repurchase agreements, the sale of loan participations and notes payable. The financings bear interest at a rate equal to LIBOR plus a credit spread determined by an advance rate and the value of the collateral, among other factors. Financing agreements generally contain covenants that include certain financial requirements, including maintenance of minimum liquidity, minimum tangible net worth, maximum debt to tangible net worth ratio and minimum debt service coverage ratio as defined in agreements.

Repurchase Agreements

The following table summarizes the Company’s repurchase agreements by lender as of December 31, 2020 (in thousands):

	Lender	Initial Maturity	Fully Extended Maturity (1)	Facility Amount	Borrowing Outstanding	Undrawn Capacity
	JP Morgan Chase Bank, N.A.	6/29/2022	6/29/2024	$1,250,000	$937,800	$312,200
(2)	Morgan Stanley Bank, N.A.	1/26/2022	1/26/2023	1,000,000	844,283	155,717
(3)	Goldman Sachs Bank USA	5/31/2021	5/31/2023	750,000	578,015	171,985
(4)	Societe Generale, New York Branch	4/30/2022	10/31/2022	300,000	50,000	250,000
	Barclays Bank PLC	12/20/2021	12/20/2022	500,000	201,384	298,616
(5)	Deutsche Bank AG, Cayman Island Branch	6/26/2021	6/26/2023	250,000	73,721	176,279

				$4,050,000	$2,685,203	$1,364,797

(1)	Facility maturity dates may be extended based on certain conditions being met.
(2)	One asset on this financing has a LIBOR floor of 1.00%
(3)

This financing has a LIBOR floor of 0.35%. Unless modified prior to the initial maturity date, during the period between this facility’s initial maturity date and its fully extended maturity date, the facility may not be used to finance any of the Company’s new investments and 100% of the principal repayments received from pledged loans will be applied to the outstanding balance of the facility. On May 27, 2021, the Company entered into an agreement to extend the revolving period by two years, thus deferring the commencement of a wind-down period.

(4)	This facility’s amount can be increased up to $500,000,000, upon the occurrence of certain events. This financing has a LIBOR floor of 1.00%
(5)	On June 9, 2021, the Company exercised its right to extend the contractual maturity date to June 26, 2022.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

Liabilities under the Company’s repurchase agreements as of December 31, 2020 are summarized as follows (in thousands):

Lender	Weighted Average Term (1)	Weighted Average Stated Rate (2)	Weighted Average Interest Rate (3)	Par Value	Carrying Value	Carrying Value of Collateral
JP Morgan Chase Bank, N.A.	1.5	LIBOR+2.23%	2.38%	$937,800	$937,800	$1,549,663
Morgan Stanley Bank, N.A.	1.7	LIBOR+2.16%	2.57%	844,283	844,283	1,417,877
Goldman Sachs Bank USA	1.2	LIBOR+2.30%	2.65%	578,015	578,015	961,148
Societe Generale, New York Branch	1.8	LIBOR+2.25%	3.25%	50,000	50,000	97,262
Barclays Bank PLC	1.8	LIBOR+1.63%	1.77%	201,384	201,384	277,948
Deutsche Bank AG, Cayman Island Branch	2.7	LIBOR+1.90%	2.04%	73,721	73,721	106,984

Total/Weighted Average		LIBOR+2.17%	2.46%	$2,685,203	$2,685,203	$4,410,882

(1)	The weighted average term (years) is determined based on the contractual maturity date of the corresponding loans collateralizing each facility.
(2)	One-month LIBOR as of December 31, 2020 was 0.14%. Weighted average is based on outstanding principal as of December 31, 2020.
(3)	Reflects the weighted average interest rate based on the applicable floating benchmark rate (if applicable), including LIBOR floors (if applicable).

Liabilities under the Company’s repurchase agreements as of December 31, 2019 are summarized as follows (in thousands):

Lender	Weighted Average Term (1)	Weighted Average Stated Rate (2)	Weighted Average Interest Rate (3)	Par Value	Carrying Value	Carrying Value of Collateral
JP Morgan Chase Bank, N.A.	1.9	LIBOR+2.23%	3.99%	$824,534	$824,534	$1,311,572
Morgan Stanley Bank, N.A.	2.6	LIBOR+2.10%	3.87%	979,420	979,420	1,469,497
Goldman Sachs Bank USA	1.7	LIBOR+2.19%	3.95%	641,954	641,954	948,301
Societe Generale, New York Branch	1.8	LIBOR+2.25%	4.01%	70,000	70,000	102,493
Barclays Bank PLC	2.8	LIBOR+1.63%	3.40%	211,584	211,584	271,714
Deutsche Bank AG, Cayman Island Branch	3.7	LIBOR+1.90%	3.66%	83,792	83,792	120,721

Total/Weighted Average		LIBOR+2.12%	3.88%	$2,811,284	$2,811,284	$4,224,298

(1)	The weighted average term (years) is determined based on the contractual maturity date of the corresponding loans collateralizing each facility.
(2)	One-month LIBOR as of December 31, 2019 was 1.76%. Weighted average is based on outstanding principal as of December 31, 2019.
(3)	Reflects the weighted average interest rate based on the applicable floating benchmark rate (if applicable), including LIBOR floors (if applicable).

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

As part of its repurchase agreements, the Company must comply with certain financial covenants on an ongoing basis. The Company’s financial covenants are measured at the end of each quarter. As of December 31, 2020 and December 31, 2019, the Company was in compliance with all covenants under its repurchase agreements. The repurchase facilities are partially recourse to the Company. The maximum guaranty that the Company would be responsible for as of December 31, 2020 and December 31, 2019 was $701,328,000 and $718,103,000, respectively, under the repurchase agreements.

Loan Participations Sold

The Company’s loan participations sold as of December 31, 2020 are summarized as follows (in thousands):

	Contractual Maturity Date	Maximum Extension Date	Stated Rate (1)	Financing Costs	Interest Rate	Par Value	Carrying Value	Carrying Value of Collateral
(2)	8/1/2022	8/1/2023	LIBOR+3.10%	$3,531	4.95%	$189,750	$188,995	$370,541
(3)	8/20/2022	8/20/2024	LIBOR+3.50%	1,634	5.25%	138,071	136,843	177,732
(4)	3/21/2021	3/21/2023	LIBOR+2.75%	583	4.19%	27,582	27,493	49,710
(5)	9/9/2021	9/9/2024	LIBOR+5.60%	418	7.60%	44,645	44,479	109,007
(5)	9/9/2021	9/9/2024	LIBOR+11.70%	401	13.70%	42,859	42,701	104,649
(6)	9/9/2022	9/9/2024	LIBOR+9.75%	1,151	11.65%	76,513	75,973	76,593

	Total/Weighted Average		LIBOR+5.09%	$7,718	6.93%	$519,420	$516,484	$888,232

(1)	One-month LIBOR as of December 31, 2020 was 0.14%. Weighted average is based on outstanding principal as of December 31, 2020.
(2)	This financing has a LIBOR floor of 1.85%
(3)	This financing has a LIBOR floor of 1.75%
(4)	This financing has a LIBOR floor of 1.44%. This financing was modified on April 26, 2021, to extend the contractual maturity date to June 21, 2021.
(5)	This financing has a LIBOR floor of 2.00%
(6)	This financing has a LIBOR floor of 1.90%

The Company’s loan participations sold as of December 31, 2019 are summarized as follows (in thousands):

	Contractual Maturity Date	Maximum Extension Date	Stated Rate (1)	Financing Costs	Interest Rate	Par Value	Carrying Value	Carrying Value of Collateral
(2)	8/1/2022	8/1/2023	LIBOR+3.10%	$3,531	4.95%	$321,750	$319,382	$500,615
(3)	8/20/2022	8/20/2024	LIBOR+3.50%	1,634	5.26%	71,489	69,932	89,744
(4)	3/21/2021	3/21/2023	LIBOR+2.75%	583	4.51%	22,352	22,005	40,004
(5)	9/9/2021	9/9/2024	LIBOR+5.60%	418	7.60%	31,168	30,754	75,435
(5)	9/9/2021	9/9/2024	LIBOR+11.70%	401	13.70%	29,921	29,523	72,415

	Total/Weighted Average		LIBOR+3.85%	$6,567	5.70%	$476,680	$471,596	$778,213

(1)	One-month LIBOR as of December 31, 2019 was 1.76%. Weighted average is based on outstanding principal as of December 31, 2019.
(2)	This financing has a LIBOR floor of 1.85%
(3)	This financing has a LIBOR floor of 1.75%
(4)	This financing has a LIBOR floor of 1.00%
(5)	This financing has a LIBOR floor of 2.00%

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

Notes Payable

The Company’s notes payable as of December 31, 2020 are summarized as follows (in thousands):

	Contractual Maturity Date	Maximum Extension Date	Stated Rate (1)	Financing Costs	Interest Rate	Par Value	Carrying Value	Carrying Value of Collateral
(2)	1/4/2021	4/1/2021	LIBOR+4.00%	$616	6.43%	$52,938	$52,938	$116,514
(3)	8/2/2022	8/2/2023	LIBOR+2.85%	1,527	4.50%	99,579	98,553	132,761
(4)	1/31/2021	7/30/2021	LIBOR+3.50%	544	5.35%	40,000	39,950	67,146
(5)	7/30/2021	7/30/2023	LIBOR+3.50%	977	4.90%	92,777	92,322	117,165
(6)	1/15/2022	1/15/2022	LIBOR+4.50%	291	5.50%	20,000	19,752	106,618

	Total/Weighted Average		LIBOR+3.44%	$3,955	5.13%	$305,294	$303,515	$540,204

(1)	One-month LIBOR as of December 31, 2020 was 0.14%. Weighted average is based on outstanding principal as of December 31, 2020.
(2)

This financing has a LIBOR floor of 2.43%. On January 5, 2021, the note was extended to the maximum extended maturity date of April 1, 2021. On March 12, 2021, the Company entered into an agreement to extend the contractual maturity date to October 1, 2021 and the maximum extended maturity date to January 4, 2022.

(3)	This financing has a LIBOR floor of 1.65%.
(4)	This financing has a LIBOR floor of 1.85%. On January 31, 2021, the note was extended to the maximum extended maturity date of July 30, 2021.
(5)	This financing has a LIBOR floor of 1.40%. The Company has guaranteed a portion of this note payable. The Company’s maximum exposure is limited to $20,000,000.
(6)	This financing has a LIBOR floor of 1.00%

The Company’s notes payable as of December 31, 2019 are summarized as follows (in thousands):

	Contractual Maturity Date	Maximum Extension Date	Stated Rate (1)	Financing Costs	Interest Rate	Par Value	Carrying Value	Carrying Value of Collateral (2)
(3)	10/1/2020	10/1/2021	LIBOR+4.00%	$616	6.43%	$72,418	$72,080	$115,913
(4)	4/25/2020	4/25/2020	LIBOR+4.10%	872	5.86%	42,000	41,954	66,204
(5)	8/2/2022	8/2/2023	LIBOR+2.85%	1,527	4.61%	51,389	49,937	67,424

	Total/Weighted Average		LIBOR+3.67%	$3,015	5.72%	$165,807	$163,971	$249,541

(1)	One-month LIBOR as of December 31, 2019 was 1.76%. Weighted average is based on outstanding principal as of December 31, 2019.
(2)	Includes all cash reserve balances, including those held by servicer of loan receivable.
(3)	This financing has a LIBOR floor of 2.43%
(4)	This financing has a LIBOR floor of 1.35%
(5)	This financing has a LIBOR floor of 1.65%

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

Secured Term Loan, Net

On August 9, 2019, the Company entered into a $450,000,000 secured term loan facility. On December 1, 2020, the secured term loan facility was modified to increase the aggregate principal amount by $325,000,000, increase the interest rate, and to increase the quarterly amortization payment. The secured term loan as of December 31, 2020 is summarized as follows (in thousands):

Contractual	Stated	Financing
Maturity Date	Rate (1)	Costs	Interest Rate	Par Value	Carrying Value
(2)	LIBOR+5.00%	$25,742	6.00%	$768,554	$746,095

(1)	One-month LIBOR at December 31, 2020 was 0.14% Following the modification on December 1, 2020, the secured term loan has a LIBOR floor of 1.00%.
(2)	Maturity is earlier of August 9, 2026 or six months prior to the Company’s termination date, if applicable.

The secured term loan as of December 31, 2019 is summarized as follows (in thousands):

Contractual	Stated	Financing
Maturity Date	Rate (1)	Costs	Interest Rate	Par Value	Carrying Value
(2)	LIBOR+3.25%	$12,152	5.01%	$448,875	$437,509

(1)	One-month LIBOR at December 31, 2019 was 1.76%.
(2)	Maturity is earlier of August 9, 2026 or six months prior to the Company’s termination date, if applicable.

The secured term loan is partially amortizing, with principal payments of $1,946,000 due in quarterly installments beginning on December 31, 2020.

Interest Expense and Amortization

The following table summarizes the Company’s interest and amortization expense on secured financings and on the secured term loan for the years ended December 31, 2020 and 2019 (in thousands):

	Year Ended
	December 31, 2020	December 31, 2019
Interest on secured financings	$132,389	$116,893
Interest on secured term loan	20,205	9,454
Amortization of financing costs	19,638	13,400

Total interest and related expense	$172,232	$139,747

6. Fair Value Measurements

ASC 820, “Fair Value Measurement and Disclosures” establishes a framework for measuring fair value as well as disclosures about fair value measurements. It emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use when pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, the standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability other than quoted prices, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement fall is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Financial Instruments Not Reported at Fair Value

The carrying value and estimated fair value of financial instruments not recorded at fair value on a recurring basis but required to be disclosed at fair value were as follows (in thousands):

	December 31, 2020
				Fair value hierarchy level
	Carrying Value	Par Value	Fair Value	Level 1	Level 2	Level 3
Loans receivable held-for-investment, net	$6,125,825	$6,152,331	$6,155,526	$—	$—	$6,155,526
Interests in loans receivable held-for-investment, net	338,270	338,957	338,695	—	—	338,695
Repurchase agreements	2,685,203	2,685,203	2,668,464	—	—	2,668,464
Loan participations sold, net	516,484	519,420	524,010	—	—	524,010
Notes payable, net	303,515	305,294	308,069	—	—	308,069
Secured term loan, net	746,095	768,554	769,949	—	—	769,949

	December 31, 2019
				Fair value hierarchy level
	Carrying Value	Par Value	Fair Value	Level 1	Level 2	Level 3
Loans receivable held-for-investment, net	$5,940,268	$5,983,167	$6,039,084	$—	$—	$6,039,084
Interests in loans receivable held-for-investment, net	222,891	223,576	223,864	—	—	223,864
Repurchase agreements	2,811,284	2,811,284	2,812,441	—	—	2,812,441
Loan participations sold, net	471,596	476,680	482,193	—	—	482,193
Notes payable, net	163,971	165,807	166,766	—	—	166,766
Secured term loan, net	437,509	448,875	449,011	—	—	449,011

7. Redeemable Interests

Pursuant to a side letter with a stockholder, the stockholder has the right to require the Company to repurchase the stockholder’s 14,613,968 shares of common stock between January 8, 2020 and February 7, 2020

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

and on each subsequent anniversary of this period. If this option is exercised, the Company is required to repurchase such shares at a price based on the book value per share of all the outstanding common shares of the Company, including the common shares subject to this redemption feature, within the following 18 months, which may be extended an additional six months if the Company’s board of directors determines that making such repurchase cannot be accomplished due to material and adverse market conditions. In no event shall the Company be required to obtain funds to make such repurchase by liquidating any investments at a price below the then-outstanding principal balance, nor shall the repurchases cause the Company to be unable to make dividend distributions required to satisfy REIT requirements. This right expires if unused, or upon an initial public offering. The stockholder did not exercise its right to require the Company to repurchase its shares during the period from January 8, 2021 to February 7, 2021.

The shares are presented as redeemable common stock on the consolidated balance sheets at the redemption value, as the stockholder’s right is outside the control of the Company. The Company has determined the redemption is exercisable and at each reporting period recognizes an adjustment to the additional paid in capital through accretion of redeemable common stock to record the redeemable common stock at its redemption value.

8. Equity

Common Stock

The Company charter provides for the issuance of up to 500,000,000 shares of common stock with a par value of $0.01 per share. The Company had 265,697,446 and 258,697,446 common shares issued and outstanding which includes 14,613,968 shares of redeemable common stock as of December 31, 2020 and 2019, respectively.

The following table provides a summary of the number of common shares issued and outstanding, including redeemable common stock, and average price per share since inception:

	Number of Shares	Average Price
Period	Issued (1)	Per Share
2015	18,500,000	$9.93
Q2 2016	8,550,000	10.00
Q3 2016	14,613,968	9.58
Q4 2016	8,000,000	10.00
Q1 2017	20,310,000	10.00
Q3 2017	13,900,500	10.00
Q4 2017	34,306,908	9.98
Q1 2018	2,731,610	10.00
Q2 2018	38,903,168	9.96
Q3 2018	41,067,152	9.84
Q4 2018	3,190,500	10.00
Q1 2019	6,201,500	10.00
Q2 2019	17,304,556	9.88
Q3 2019	2,196,700	10.00
Q4 2019	28,920,884	9.83
Q1 2020	7,000,000	10.00

Total/Weighted Average	265,697,446	$9.91

(1)	Number of shares excludes 1,755,000 of fully vested RSUs.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

Preferred Stock

The Company charter also provides for the issuance of up to 10,000,000 shares of preferred stock with a par value of $0.01 per share. The Company had issued 125 preferred shares as of December 31, 2020 and 125 preferred shares and 125 preferred units as of December 31, 2019. All preferred shares and preferred units have been issued at a price of $1,000 per share and are entitled to a 12.5% cash dividend, paid semi-annually. On December 29, 2020, the Company redeemed 125 preferred units at a price of $1,000 per unit.

Dividends

The following table details the Company’s dividend activity for common, redeemable common, vested restricted stock units and preferred stock (in thousands, except per share data):

	For the Quarter Ended
	March 31, 2020		June 30, 2020		September 30, 2020		December 31, 2020
	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share
Dividends declared - common stock, redeemable common stock and vested restricted stock units	$56,000	$0.22	$59,000	$0.22	$50,000	$0.19	$50,000	$0.19
Dividends declared - preferred stock	$8	$0.03	$8	$0.03	$8	$0.03	$8	$0.03

Record Date - common stock, redeemable common stock and vested restricted stock units	March 4, 2020		June 18, 2020		September 29, 2020		December 22, 2020
Payment Date - common stock, redeemable common stock and vested restricted stock units	April 2, 2020		July 1, 2020		October 1, 2020		January 4, 2021

	For the Quarter Ended
	March 31, 2019		June 30, 2019		September 30, 2019		December 31, 2019
	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share
Dividends declared - common stock, redeemable common stock and vested restricted stock units	$46,100	$0.22	$46,800	$0.22	$48,000	$0.21	$55,000	$0.23
Dividends declared - preferred stock	$8	$0.03	$8	$0.03	$8	$0.03	$8	$0.03

Record Date - common stock, redeemable common stock and vested restricted stock units	March 15, 2019		June 14, 2019		September 17, 2019		December 1, 2019
Payment Date - common stock, redeemable common stock and vested restricted stock units	April 1, 2019		June 27, 2019		October 1, 2019		January 2, 2020

9. Earnings per Share

Basic earnings per share (“EPS”) is calculated by dividing the Company’s net income by the weighted average number of shares of common stock and redeemable common stock outstanding during each period using

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

the two-class method. Diluted EPS is calculated by dividing net income by the weighted average number of shares of common stock and redeemable common stock outstanding plus the additional dilutive effect of common stock equivalents during each period using the treasury stock method.

As of December 31, 2020 and 2019 there were no dilutive securities affiliated with the Company. As a result, basic and diluted EPS are the same. The calculation of basic and diluted EPS is as follows (in thousands, except for share and per share data):

	Year Ended
	December 31, 2020	December 31, 2019
Net income attributable to Claros Mortgage Trust, Inc. common stockholders and redeemable common stockholders	$202,378	$168,726

Basic weighted average number of common stock and redeemable common stock outstanding (1)	265,960,643	222,925,862

Diluted weighted average number of common stock and redeemable common stock outstanding (1)	265,960,643	222,925,862

Net income per share of common stock and redeemable stock, basic and diluted	$0.76	$0.76

(1)	Amounts at December 31, 2020 and 2019 include fully vested RSUs, which includes 1,755,000 common stock underlying vested RSUs.

10. Related Party Transactions

The activities of the Company are managed by the Manager. Pursuant to the terms of the Management Agreement, the Manager is responsible for originating investment opportunities, providing asset management services and administering the day-to-day operations of the Company. The Manager is entitled to receive a management fee, an incentive fee and a termination fee as defined below.

The following table summarizes the Company’s management and incentive fees (in thousands):

	Year Ended
	December 31, 2020	December 31, 2019
Management fees	$38,960	$32,611
Incentive fees	7,766	10,219

Total	$46,726	$42,830

Management Fees

Effective October 1, 2015, the Manager earns a base management fee in an amount equal to 1.50% per annum of Stockholders’ Equity. Management fees are reduced by the Company’s pro rata share of any management fees and incentive fees (if incentive fees are not incurred by the Company) paid to the Manager by

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

CMTG/TT. Management fees are paid quarterly, in arrears. Management fees of $9,849,000 and $8,871,000 were accrued and were included in management fee payable – affiliate, in the consolidated balance sheets at December 31, 2020 and 2019.

Incentive Fees

The Manager is entitled to an incentive fee equal to 20% of the excess of the Company’s Core Earnings on a rolling four-quarter basis, as defined in the Management Agreement, over a 7.00% return on Stockholders’ Equity, as defined in the Management Agreement of the Company. Incentive fees are reduced by the Company’s pro rata share of any incentive fees paid to the Manager by CMTG/TT.

The Manager is entitled to an incentive fee equal to 3.33% of the excess of CMTG/TT’s Core Earnings on a rolling four-quarter basis, as defined in the Management Agreement, over a 7.00% return on Unitholders’ Equity of CMTG/TT.

Incentive fees of $187,000 and $3,237,000 were accrued and were included in Incentive fee payable – affiliate on the consolidated balance sheets at December 31, 2020 and 2019, respectively.

Termination Fees

If the Company elects to terminate the Management Agreement, the Company is required to pay the Manager a termination fee equal to three times the sum of the average total annual amount of management fees paid by the Company over the prior two years and the average annual incentive fee paid by the Company over the prior two years.

Reimbursable Expenses

The Manager is entitled to reimbursement of all documented expenses incurred on behalf of the Company, to the extent that such costs and expenses are specifically contemplated by, and do not exceed the amount contemplated therefore in the annual budget. The agreement specifically references expenses incurred by the Manager for travel and other out-of-pocket expenses incurred on behalf of the Company in connection with the origination, purchase, financing, refinancing, sale or other disposition of loans or any securities offering.

On December 31, 2020 and 2019, there were $0 and $25,000, respectively, of reimbursable expenses due to the Manager and are included in the due to affiliates balance on the consolidated balance sheets.

The following table summarizes expense reimbursements that were classified as a component of general and administrative expenses (in thousands):

	Year Ended
	December 31, 2020	December 31, 2019
General and administrative	$81	$190

Total	$81	$190

11. Equity Compensation

The Company is externally managed and does not currently have any employees. On March 30, 2016, the Company adopted the 2016 Incentive Award Plan (the “Plan”) to promote the success and enhance the value of

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

the Company by linking the individual interests of employees of the Manager and its affiliates to those of the Company’s stockholders. The maximum number of shares that may be issued under the Plan is equal 7.5% of the Company’s shares issued prior to an initial public offering.

On April 4, 2019, the Board granted 1,755,000 time-based RSUs which immediately became vested. Dividend equivalent payments accrued as if those shares were outstanding for all dividends declared during the period beginning August 25, 2015. Dividend equivalents of $3,994,000 were paid to participants on April 15, 2019 and was recognized as compensation expense. The fair value of time-based RSUs was recognized immediately. The fair value of the 1,755,000 RSUs was determined to be $10.00 per share on the grant date based on the Company’s recent share issuances, resulting in equity compensation expense of $17,550,000 during the year ended December 31, 2019.

On April 4, 2019, the Board granted 3,245,000 performance-based RSUs of which 0% to 100% will vest at the conclusion of a three-year performance period commencing on January 1, 2019, at varying levels, if the Company achieves a minimum cumulative Total Stockholder Return Percentage in excess of 18% over that period. Total Stockholder Return Percentage is equal to the quotient of (i) the sum of (A) the tangible net book value per common share as of December 31, 2021 less $9.92 and (B) the aggregate amount of dividends paid with respect to common stock during the performance period, (ii) and $9.92, calculated on a fully diluted basis. Dividend equivalents will accrue and be paid to participants at the conclusion of the performance period based on the number of RSUs that are vested. The fair value of the 3,245,000 performance-based RSUs was determined to be $10.00 per share on the grant date based on the Company’s share issuances around that time. In the event that a change in control or an initial public offering (“IPO”) occurs prior to the completion of the performance period, the RSUs will immediately vest prior to such change in control or IPO and dividend equivalents will become payable.

The Company recognizes equity compensation expense for the performance-based RSUs if and when the Company concludes that it is probable that the performance condition will be achieved. The Company reassesses the probability of vesting at each reporting period for these awards and adjusts compensation expense based on its probability assessment. The Company will recognize a cumulative catch up adjustment to amounts previously recognized for changes in its probability assessment in the current reporting period. The Company has elected to recognize the effect of forfeitures in compensation expense as they occur.

The following table details the RSU activity during the year ended December 31, 2020 and 2019 (in thousands):

	Time-based Restricted Stock Units		Performance-based Restricted Stock Units
		Weighted-Average		Weighted-Average
	Number of	Grant Date Fair	Number of	Grant Date Fair
	Restricted Shares	Value Per Share	Restricted Shares	Value Per Share
Unvested, December 31, 2019	—	$—	3,245	$10.00
Granted	—	—	—	—
Vested	—	—	—	—

Unvested, December 31, 2020	—	$—	3,245	$10.00

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

	Time-based Restricted Stock Units		Performance-based Restricted Stock Units
		Weighted-Average		Weighted-Average
	Number of	Grant Date Fair	Number of	Grant Date Fair
	Restricted Shares	Value Per Share	Restricted Shares	Value Per Share
Unvested, December 31, 2018	—	$—	—	$—
Granted	1,755	10.00	3,245	10.00
Vested	(1,755)	10.00	—	—

Unvested, December 31, 2019	—		3,245	$10.00

For the year ended December 31, 2020 the Company recognized $5,670,000 in equity compensation expense related to the performance-based RSU’s and is considered non-cash compensation expense for the year ended December 31, 2020.

For the year ended December 31, 2019 the Company recognized $29,489,000 in equity compensation expense. Of this amount, $21,544,000 related to the time-based RSUs including dividend equivalents of $3,994,000 and $7,945,000 related to the performance-based RSUs. Equity compensation expense of $25,495,000 is considered non-cash compensation expense for the year ended December 31, 2019.

12. Income Taxes

The Company accounts for uncertain tax positions according to GAAP. This guidance prescribes a comprehensive model for how an entity should recognize, measure, present and disclose in its financial statements uncertain tax positions that an entity has taken or expects to take on a tax return. As of December 31, 2020 and 2019, the Company has not recorded any amounts for uncertain tax positions.

The Company has elected to be taxed as a REIT and intends to operate in a manner enabling it to maintain its tax status as a REIT. As a result, the Company generally will not be subject to federal income tax on that portion of its income that it distributes to stockholders if it distributes at least 90% of REIT taxable income to its stockholders, determined without regard to the deduction for dividends paid and excluding net capital gains, and complies with certain other requirements to qualify as a REIT. The Company plans to continue to operate so that it meets the requirements for taxation as a REIT. Since Commencement of Operations, the Company was in compliance with all REIT requirements and, therefore, has not provided for income tax expense for the years ended December 31, 2020 and 2019, respectively. Additionally, no provision has been made for federal or state income taxes in the accompanying financial statements, as the Company believes it has met the prescribed requirements.

The Company has no income tax expense, deferred tax assets or deferred tax liabilities associated with any uncertain tax position for the operations of any entity included in the consolidated statements of operations. The Company’s tax returns are subject to audit by taxing authorities. All of the Company’s tax years remain open to examination by major taxing jurisdictions to which the Company is subject.

13. Commitments and Contingencies

The Company holds a 51% interest in CMTG/TT as a result of committing to invest $124,898,000 in CMTG/TT. Distributions representing repayment proceeds from CMTG/TT’s loans may be recalled by CMTG/TT at a price of $10.00 per Common Unit, if the repayment occurred at least six months prior to the loan’s initial maturity date. As of December 31, 2020 and 2019, the Company had contributed $159,533,000 and

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

$158,462,000, respectively to CMTG/TT and has received return of capital distributions of $123,170,000 and $111,053,000, respectively, of which $111,053,000 and $111,053,000, respectively were recallable. As of December 31, 2020 and 2019, CMTG’s remaining capital commitment to CMTG/TT was $76,418,000 and $77,489,000, respectively.

The Company has a capital commitment of $1,131,000 to CMTG TT Participation Investor, LP (“CMTG TT Participation”), a Delaware limited partnership formed for the purpose of participating in future investments made by the Company for which the projected equity required exceeds $100,000,000. The general partner of CMTG TT Participation is CMTG TT Participation Investor GP, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company. As of December 31, 2020, CMTG TT Participation had not commenced operations, however formation costs of $294,000 were incurred, of which CMTG’s share was $144,000, which has been reflected as general and administrative expense in the consolidated statement of operations.

As of December 31, 2020 and 2019, the Company had unfunded loan commitments of $1,373,553,000 and $1,935,621,000 relating to 52 and 50 loans receivable and interests in loans receivable, respectively, which amounts will generally be funded to finance lease-related or capital expenditures by the Company’s borrowers, subject to borrowers achieving certain conditions precedent to such funding. These future commitments will expire over the remaining term of the loans, none of which exceed five years.

As of December 31, 2020 and December 31, 2019, the Company had $650,920,000 and $1,109,901,000, of approved but undrawn capacity on existing secured financing commitments, which may be drawn subject to certain conditions.

The Company’s contractual payments under all borrowings by maturity were as follows as of December 31, 2020 (in thousands):

Year	Amount
2021	1,227,248
2022	1,606,177
2023	264,952
2024	442,672
2025	7,783
Thereafter	729,639

$4,278,471

The Company has provided a contingent guaranty relating to a note payable financing which requires the Company to fund equity sufficient to complete the borrower’s business plan in the event that the borrower defaults on its loan obligations. At December 31, 2020, the estimated equity required to complete the borrower’s business plan was $2,618,000.

On two separate occasions, the Company entered into arrangements with borrowers whereby the Company may advance additional funds on existing loans in excess of the primary mortgage and mezzanine loan commitment amounts, at interest rates which exceed the rate stated in the underlying mortgage or mezzanine loan. As of December 31, 2020 and 2019, the Company had commitments of $55,000,000 and $50,000,000 resulting from such arrangements, of which $50,000,000 has a contractual maturity date on August 20, 2022 and $5,000,000 has a contractual maturity date on July 24, 2023. No amounts have been drawn under these arrangements as of December 31, 2020 and 2019.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

In the normal course of business, the Company may enter into contracts that contain a variety of representations and provide for general indemnifications. The Company’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The full impact of COVID-19 on the global economy and the Company’s business is uncertain. As of December 31, 2020, no contingencies have been recorded on the Company’s consolidated balance sheets as a result of COVID-19, however as the global pandemic continues and the economic implications become better known, it may have long-term impacts on the Company’s financial condition, results of operations, and cash flows. Refer to Note 2 for further discussion of COVID-19.

14. Segment Reporting

The Company has determined that it has one reportable segment. The loan segment includes loans receivable and interests in loans receivable. Subsequent to December 31, 2020, as a result of the foreclosure on the hotel portfolio, the Company determined it has two operating segments, but one reportable segment.

The Company evaluates performance based on the following financial measures (in thousands):

Year ended December 31, 2020	Loans	Other	Total
Interest and related income	$445,940	$—	$445,940
Less: interest and related expense	172,232	—	172,232

Net interest income	273,708	—	273,708

Management fees - affiliate	$—	$38,960	$38,960
Incentive fees - affiliate	—	7,766	7,766
Equity compensation	—	5,670	5,670
General and administrative expenses	—	9,004	9,004

Total expenses	$—	$61,400	$61,400

Realized gain (loss) on sale of investments	(640)	—	(640)
Provision for loan losses	(6,000)	—	(6,000)

Total other income (loss)	(6,640)	—	(6,640)

Segment income	$267,068	$(61,400)	$205,668

Total Assets as of December 31, 2020	$6,952,543	$—	$6,952,543

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

Year ended December 31, 2019	Loans	Other	Total
Interest and related income	$389,361	$—	$389,361
Less: interest and related expense	139,747	—	139,747

Net interest income	249,614	—	249,614

Management fees - affiliate	$—	$32,611	$32,611
Incentive fees - affiliate	—	10,219	10,219
Equity compensation	—	29,489	29,489
General and administrative expenses	—	3,392	3,392

Total expenses	$—	$75,711	$75,711

Equity in income from investment in CMTG/CN Mortgage REIT LLC	—	40	40
Realized gain (loss) on sale of investments	103	—	103
Provision for loan losses	—	—	—

Total other income (loss)	103	40	143

Segment income	$249,717	$(75,671)	$174,046

Total Assets as of December 31, 2019	$6,548,121	$—	$6,548,121

15. Subsequent Events

The Company has evaluated subsequent events after the balance sheet date through June 25, 2021, the date the financial statements were issued and noted the following:

On February 8, 2021, the Company acquired legal title to a portfolio of hotel properties located in New York, NY through a Uniform Commercial Code foreclosure. Prior to February 8, 2021, the hotel portfolio collateralized a $101,805,000 mezzanine loan commitment held by the Company which was in default as a result of the borrower failing to pay debt service. The acquired portfolio of hotel properties remains encumbered by a $300,000,000 securitized senior mortgage held by a third party, which was in maturity default at the time these financial statements were issued. The fair value of the hotel properties exceeds the sum of the carrying value of the Company’s loan receivable and the securitized senior mortgage. The securitized senior mortgage is non-recourse to the Company. On June 2, 2021, the Company entered into an agreement to amend the securitized senior mortgage which included an extension of the contractual maturity date to February 9, 2024.

Claros Mortgage Trust, Inc.

Schedule IV - Mortgage Loans on Real Estate

As of December 31, 2020

(in thousands, except for number of loans)

Type of Loan(1)	Description/Location	Number of Loans	Interest Payment Rates	Maximum Maturity Date(2)	Periodic Payment Terms(3)	Prior Liens(4)	Face Amount of Loans	Carrying Amount of Loans(5)	Principal Amount of Loans Subject to Delinquent Principal or Interest
Senior Mortgage Loans

Senior loans in excess of 3% of the carrying amount of total loans
Senior mortgage loan	Hospitality/Northeast		L + 5.35%	2023	I/O, P	$—	$290,000	$289,702	$—
Senior mortgage loan	Multifamily/Northeast		L + 2.75%	2026	I/O	—	285,000	283,387	—
Senior mortgage loan	Mixed-use/Southeast		L + 7.65%	2023	I/O	—	233,481	233,731	—
Senior mortgage loan	For Sale Condo/West		L + 4.95%	2024	I/O, P	—	232,063	230,497	—
Senior mortgage loan	Hospitality/Northeast		L + 3.95%	2022	I/O	—	201,500	201,517	—

						—	1,242,044	1,238,834	—

Senior loans less than 3% of the carrying amount of total loans
Senior mortgage loan	Multifamily/Diversified	17	Floating: L + 2.85% - L + 5.95%	2022 - 2026	I/O		999,167	995,200	—
Senior mortgage loan	Mixed Use/Diversified	12	Floating: L + 2.70% - L + 5.15%	2021 - 2025	I/O		952,741	948,578	—
Senior mortgage loan	Office/Diversified	10	Floating: L + 2.75% - L + 5.25%	2022 - 2026	I/O		751,494	747,201	—
Senior mortgage loan	Hospitality/Diversified	5	Floating: L + 3.85% - L + 5.35%	2023 - 2025	I/O		459,981	458,637	78,000
Senior mortgage loan	Land/Northeast	5	Floating: L + 5.25% - L + 8.00%	2021 - 2023	I/O		432,870	434,127	163,020
Senior mortgage loan	For Sale Condo/Diversified	4	Floating: L + 4.90% - L + 9.40%	2021 - 2024	I/O		171,313	172,188	—
			Fixed: 12.00%
Senior mortgage loan	Other/Diversified	2	Floating: L + 4.50%	2020 - 2023	I/O		132,606	132,165	15,000
			Fixed: 15.00%

Total senior loans							3,900,172	3,888,096	256,020

Subordinate Loans

Subordinate loans less than 3% of the carrying amount of total loans
Mezzanine loan	For Sale Condo/Diversified	10	Floating: L + 4.95% - L +11.65%	2022 -2024	I/O		501,193	500,127	—
			Fixed: 12.00% - 17.50%
Mezzanine loan	Office/Diversified	7	Floating: 2.75% - 11.70%	2022 - 2026	I/O		310,526	308,908	—
Mezzanine loan	Multifamily/Diversified	11	Floating: L + 2.75% - L + 4.95%	2023 - 2026	I/O		185,222	183,863	—
			Fixed: 11.75%
Mezzanine loan	Mixed Use/Diversified	5	Floating: L + 2.70% - L + 8.99%	2024 - 2025	I/O		156,088	154,028	—
Mezzanine loan	Hospitality/Northeast	1	Floating: L + 7.75%	2023	I/O		101,805	101,802	101,805
Mezzanine loan	Land/Northeast	3	Floating: L + 5.85% - L + 12.81%	2021 - 2023	I/O		90,811	91,020	24,512
Mezzanine loan	Other/Northeast	1	Fixed: 7.00%	2023	I/O		3,427	3,417	—

Total subordinate loans							1,349,072	1,343,165	126,317

Total loans						$—	$6,491,288	$6,470,095	$382,337

Allowance for loan losses						N/A	N/A	$(6,000)	N/A

Total loans after allowance for loan losses						$—	$6,491,288	$6,464,095	$382,337

(1)	Includes loans receivable held-for-investment and interests in loans receivable held-for-investment
(2)	Maximum maturity date assumes all extension options are exercised.
(3)

I/O = interest only until final maturity unless otherwise noted, P = Loans are subject to spread maintenance premiums or other prepayment penalty if paid before date specified within the loan agreement.

(4)	Represents third party liens only
(5)	The tax basis of the loans included above is $6,479,541 as of December 31, 2020.

Reconciliation of Mortgage Loans on Real Estate

	2020	2019
Balance at January 1,	$6,163,159	$3,768,955
Additions during period:
Loan fundings	914,010	3,355,264
Payment in kind interest	103,847	63,088
Amortization of deferred fees and expenses	28,310	23,590
Deductions during period:
Collections of principal, including sales proceeds	(732,969)	(1,009,313)
Deferred origination fees and expenses	(6,262)	(38,425)
Provision for loan losses (1)	(6,000)	—

Balance at December 31,	$6,464,095	$6,163,159

(1)

During the year ended December 31, 2020, the Company recorded a $6,000 provision for loan losses against a loan to the personal estate of a former borrower, which had an outstanding principal balance of $15,000.

Claros Mortgage Trust, Inc.

Consolidated Balance Sheets

(unaudited, in thousands, except share data)

	March 31, 2021	December 31, 2020
Assets
Cash and cash equivalents	$348,773	$427,512
Restricted cash	19,981	3,462
Loans receivable held-for-investment	6,120,163	6,131,825
Less: allowance for loan losses	(71,821)	(6,000)

Loans receivable held-for-investment, net	6,048,342	6,125,825
Interests in loans receivable held-for-investment, net	369,615	338,270
Real estate owned, net	412,707	—
Accrued interest receivable, net	33,238	35,668
Deferred financing costs	7,997	8,030
Other assets	10,635	13,776

Total assets	$7,251,288	$6,952,543

Liabilities and Stockholders’ Equity
Repurchase agreements	$2,710,098	$2,685,203
Loan participations sold, net	540,362	516,484
Notes payable, net	310,120	303,515
Secured term loan, net	745,002	746,095
Debt related to real estate owned	300,000	—
Accounts payable and accrued expenses	21,821	2,481
Interest payable	10,439	10,180
Other liabilities	3,795	1,967
Dividends payable - common stock, redeemable common stock and vested restricted stock units	50,000	50,000
Dividends payable - unvested restricted stock units	2,988	3,480
Dividends payable - preferred stock	4	—
Deposits held	465	716
Management fee payable - affiliate	9,626	9,849
Incentive fee payable - affiliate	—	187

Total liabilities	4,704,720	4,330,157

Commitments and contingencies - Note 13
Redeemable common stock, $0.01 par value, 14,613,968 shares issued and outstanding at March 31, 2021 and December 31, 2020	137,467	141,356
Stockholders’ Equity
Preferred stock, par value $0.01 per share and liquidation preference $1,000 per share, 10,000,000 shares authorized and 125 shares issued and outstanding, at March 31, 2021 and December 31, 2020, respectively	125	125
Common stock, $0.01 par value, 500,000,000 shares authorized, 251,083,478 and 251,083,478 shares issued and outstanding at March 31, 2021 and December 31, 2020, respectively	2,511	2,511
Additional paid-in capital	2,483,239	2,490,580
Dividends declared	(620,550)	(573,677)
Retained earnings	507,630	526,205

Total Claros Mortgage Trust, Inc. equity	2,372,955	2,445,744
Non-controlling interests	36,146	35,286

Total stockholders’ equity	2,409,101	2,481,030

Total liabilities, redeemable common stock and stockholders’ equity	$7,251,288	$6,952,543

The accompanying notes are an integral part of these consolidated financial statements.

Claros Mortgage Trust, Inc.

Consolidated Statements of Operations

(unaudited, in thousands, except share and per share data)

	Three Months Ended
	March 31, 2021	March 31, 2020
Revenue
Interest and related income	$105,803	$116,664
Less: interest and related expense	47,762	46,699
Net interest income	58,041	69,965

Revenue from real estate owned	1,051	—

Total revenue	59,092	69,965

Expenses
Management fees - affiliate	$9,626	$9,522
Incentive fees - affiliate	—	2,296
Equity compensation	(1,642)	2,451
General and administrative expenses	1,317	912
Expenses from real estate owned	2,865	—

Total expenses	$12,166	$15,181

Gain on foreclosure of real estate owned	1,430	—
Other income	5,855	—
Reversal of current expected credit loss reserve	185	—

Income before income taxes	54,396	54,784

Income tax benefit	4,179	—

Net income	$58,575	$54,784

Net (loss) income attributable to non-controlling interests	$(37)	$1,374
Net income attributable to preferred stock	4	8

Net income attributable to common stock and redeemable common stock	$58,608	$53,402

Net income per share of common stock and redeemable common stock
Basic	$0.22	$0.20

Diluted	$0.22	$0.20

Weighted-average shares of common stock and redeemable common stock outstanding
Basic	267,218,261	261,452,446

Diluted	267,218,261	261,452,446

The accompanying notes are an integral part of these consolidated financial statements.

Claros Mortgage Trust, Inc.

Consolidated Statements of Changes in Redeemable Common Stock and Stockholders’ Equity

(unaudited, in thousands, except share data)

	Preferred	Preferred	Common	Common	Additional			Non-	Total	Redeemable
	Stock	Stock Par	Stock	Stock Par	Paid-In	Dividends	Retained	controlling	Stockholders’	Common
	Shares	Value	Shares	Value	Capital	Declared	Earnings	Interests	Equity	Stock
Balance at December 31, 2019	250	$250	244,083,478	$2,441	$2,416,154	$(369,243)	$334,935	$46,535	$2,431,072	$141,735
Issuance of common stock	—	—	7,000,000	70	69,930	—	—	—	70,000	—
Restricted stock units earned	—	—	—	—	2,451	—	—	—	2,451	—
Offering costs	—	—	—	—	(163)	—	—	—	(163)	(10)
Dividends paid/accrued on preferred stock	—	(8)	—	—	—	—	—	—	(8)	—
Dividends declared/paid on common stock, redeemable common stock and vested restricted stock units	—	—	—	—	—	(52,858)	—	—	(52,858)	(3,142)
Dividends declared on unvested restricted stock units	—	—	—	—	—	(579)	—	—	(579)	—
Distributions paid to non-controlling interests	—	—	—	—	—	—	—	(1,323)	(1,323)	—
Accretion of redeemable common stock	—	—	—	—	(250)	—	—	—	(250)	250
Net income	—	8	—	—	—	—	50,434	1,374	51,816	2,968

Balance at March 31, 2020	250	$250	251,083,478	$2,511	$2,488,122	$(422,680)	$385,369	$46,586	$2,500,158	$141,801

Balance at December 31, 2020	125	$125	251,083,478	$2,511	$2,490,580	$(573,677)	$526,205	$35,286	$2,481,030	$141,356
Adoption of ASU 2016-13							(73,975)		(73,975)	(4,276)
Restricted stock units earned	—	—	—	—	(7,394)	—	—	—	(7,394)	—
Contributions from non-controlling interests	—	—	—	—	—	—	—	897	897	—
Offering costs	—	—	—	—	(28)	—	—	—	(28)	(2)
Dividends paid/accrued on preferred stock	—	(4)	—	—	—	—	—	—	(4)	—
Dividends declared/paid on common stock, redeemable common stock and vested restricted stock units	—	—	—	—	—	(47,262)	—	—	(47,262)	(2,738)
Dividends declared on unvested restricted stock units	—	—	—	—	—	389	—	—	389	—
Accretion of redeemable common stock	—	—	—	—	81	—	—	—	81	(81)
Net income (loss)	—	4	—	—	—	—	55,400	(37)	55,367	3,208

Balance at March 31, 2021	125	$125	251,083,478	$2,511	$2,483,239	$(620,550)	$507,630	$36,146	$2,409,101	$137,467

The accompanying notes are an integral part of these consolidated financial statements.

Claros Mortgage Trust, Inc.

Consolidated Statements of Cash Flows

(unaudited, in thousands)

	Three Months Ended
	March 31, 2021	March 31, 2020
Cash flows from operating activities
Net income	$58,575	$54,784
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion of origination fees on loans receivable, net	(5,791)	(7,312)
Accretion of origination fees on interests in loans receivable, net	(258)	(91)
Amortization of financing costs	5,032	4,487
Non-cash equity compensation	(1,642)	2,451
Other income	(5,855)	—
Depreciation on real estate owned	1,293	—
Gain on foreclosure of real estate owned	(1,430)	—
Non-cash advances to loans receivable in lieu of interest	(18,494)	(16,341)
Non-cash advances to interests in loans receivable in lieu of interest	(4,769)	(2,173)
Non-cash advances on secured financings in lieu of interest	5,203	3,702
Repayment of non-cash advances to loans receivable in lieu of interest	5,134	—
Repayment of non-cash advances to interests in loans receivable in lieu of interest	261	—
Repayment of non-cash advances to secured financings in lieu of interest	(1,112)	—
Reversal of current expected credit loss reserve	(185)	—
Changes in operating assets and liabilities:
Accrued interest receivable	2,087	321
Other assets	(4,991)	(239)
Accounts payable and accrued expenses	(10)	(504)
Interest payable	259	(377)
Deposits held	(251)	1,155
Due to/from affiliate	—	(17)
Management fee payable - affiliate	(223)	651
Incentive fee payable - affiliate	(187)	(941)

Net cash provided by operating activities	32,646	39,556

Cash flows from investing activities
Loan originations, acquisitions and advances, net of fees	(146,244)	(366,079)
Acquisitions and advances of interests in loans receivable, net of fees	(29,273)	(14,445)
Repayments of loans receivable	80,776	84,611
Repayments of interests in loans receivable	2,429	—
Exit fees received from loans receivable	1,199	309
Extension fees received from loans receivable	467	—
Cash, cash equivalents and restricted cash from foreclosure of properties	9,580	—
Acquisition of real estate owned	(11,463)	—
Reserves held for loans receivable	1,828	(1,414)

Net cash used in investing activities	(90,701)	(297,018)

The accompanying notes are an integral part of these consolidated financial statements.

Claros Mortgage Trust, Inc.

Consolidated Statements of Cash Flows

(unaudited, in thousands)

	Three Months Ended
	March 31, 2021	March 31, 2020
Cash flows from financing activities
Proceeds from issuance of common stock	—	70,000
Contributions from non-controlling interests	897	—
Offering costs	(30)	(177)
Dividends paid on common stock and vested restricted stock units	(47,268)	(51,667)
Dividends paid on redeemable common stock	(2,732)	(3,333)
Distributions to non-controlling interests	—	(1,323)
Proceeds from secured financings	103,940	483,035
Payment of financing costs	(3,541)	(8,564)
Payment of exit fees on secured financings	(29)	—
Repayments of secured financings	(53,456)	(162,275)
Repayments of secured term loan	(1,946)	(1,125)

Net cash (used in) provided by financing activities	(4,165)	324,571

Net (decrease) increase in cash, cash equivalents and restricted cash	(62,220)	67,109
Cash, cash equivalents and restricted cash, beginning of period	430,974	338,018

Cash, cash equivalents and restricted cash, end of period	$368,754	$405,127

Cash and cash equivalents, beginning of period	$427,512	$334,999
Restricted cash, beginning of period	3,462	3,019

Cash, cash equivalents and restricted cash, beginning of period	$430,974	$338,018

Cash and cash equivalents, end of period	$348,773	$398,819
Restricted cash, end of period	19,981	6,308

Cash, cash equivalents and restricted cash, end of period	$368,754	$405,127

Supplemental disclosure of cash flow information:
Cash paid for interest	$37,268	$38,887

Supplemental disclosure of non-cash investing and financing activities:
Dividends accrued on common stock, redeemable common stock and vested restricted stock units	$50,000	$56,000

Dividends accrued on preferred stock	$4	$8

Dividends accrued on unvested restricted stock units	$2,988	$2,933

Loan principal payments held by servicer	$3,694	$—

Accrued financing costs	$167	$2,824

Accrued offering costs	$1,516	$2,292

Non-cash fees on loans receivable	$402	$—

Working capital consolidated	$(18,546)	$—

Settlement of loan receivable	$(103,901)	$—

Real estate acquired in settlement of loan receivable	$414,000	$—

Assumption of debt related to real estate owned	$(300,000)	$—

The accompanying notes are an integral part of these consolidated financial statements.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

1. Organization

Claros Mortgage Trust, Inc. (the “Company”) is a Maryland Corporation formed on April 29, 2015 for the purpose of creating a diversified portfolio of income-producing loans collateralized by institutional quality commercial real estate. The Company commenced operations on August 25, 2015 (“Commencement of Operations”) and in the absence of a public offering, will continue until August 25, 2024 unless terminated at an earlier date upon the occurrence of certain events. The Company generally conducts its business through wholly-owned subsidiaries or investments in joint ventures. Any references to the Company refer to the Company, its consolidated joint venture, CMTG/TT Mortgage REIT LLC (“CMTG/TT” or “JV REIT”), a Delaware limited liability company, and the consolidated subsidiaries of each entity.

The Company has elected and intends to maintain its qualification to be taxed as a real estate investment trust (“REIT”) under the requirements of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), for U.S. federal income tax purposes. As such, the Company will generally not be subject to U.S. federal income tax on that portion of its income that it distributes to stockholders. See Note 12 – Income Taxes regarding taxes applicable to the Company.

The Company is externally managed by Claros REIT Management LP (the “Manager”), an affiliate of the Company, through a management agreement (the “Management Agreement”) pursuant to which the Manager provides a management team and other professionals who are responsible for implementing the Company’s business strategy, subject to the supervision of the Company’s board of directors. For its services, the Manager is entitled to management fees and incentive fees. See Note 10 – Related Party Transactions regarding the Management Agreement.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The Company consolidates all entities that are controlled either through majority ownership or voting rights. The Company also identifies entities for which control is achieved through means other than through voting rights (a variable interest entity or “VIE”) using the analysis as set forth in the Accounting Standards Codification (“ASC”) 810, Consolidation of Variable Interest Entities and determines when and which variable interest holder, if any, should consolidate the VIE. The Company has no consolidated variable interest entities as of March 31, 2021 and December 31, 2020. All significant intercompany transactions and balances have been eliminated in consolidation.

The liabilities of wholly-owned subsidiaries are non-recourse to the Company and are limited to the assets of such wholly-owned subsidiary, except in the case of the Company’s repurchase agreements, which in general are partially recourse to the Company, and in limited situations in which the Company has provided a guaranty contingent upon the occurrence of certain events.

Unaudited interim financial information

The accompanying consolidated balance sheet as of March 31, 2021, the consolidated statements of operations and of cash flows for the three months ended March 31, 2021 and 2020, and the consolidated statements of changes in redeemable common stock and stockholders’ equity for the three months ended

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

March 31, 2021 and 2020 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of the Manager, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of March 31, 2021 and the results of its operations and its cash flows for the three months ended March 31, 2021 and 2020. The financial data and other information disclosed in these notes related to the three months ended March 31, 2021 and 2020 are also unaudited. The results for the three months ended March 31, 2021 are not necessarily indicative of results to be expected for the year ending December 31, 2021, any other interim periods, or any future year or period.

Risks and Uncertainties

In the normal course of business, the Company primarily encounters two significant types of economic risk: credit and market. Credit risk is the risk of default on the Company’s loans receivable that results from a borrower’s or counterparty’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of the loans receivable due to changes in interest rates, spreads or other market factors, including risks that impact the value of the collateral underlying the Company’s investments. Management believes that the carrying values of its loans receivable are reasonable taking into consideration these risks along with estimated financings, collateral values and other information.

During the first quarter of 2020, there was a global outbreak of a novel coronavirus (“COVID-19”). The World Health Organization has designated COVID-19 a pandemic, and numerous countries, including the United States, have declared national emergencies with respect to COVID-19. The global impact of the outbreak has rapidly evolved, and many countries have reacted by instituting quarantines and restrictions on travel, and limiting operations of non-essential businesses. Global supply chains remain disrupted, while increasing rates of unemployment have adversely impacted many industries. The full extent of the impact and effects of COVID-19 will depend on future developments, including, among other factors, the duration and spread of the outbreak, along with related travel advisories, quarantines and restrictions, the effectiveness and efficiency of distribution of vaccines, the recovery time of the disrupted supply chains and industries, the impact of the labor market interruptions, the impact of government interventions, and uncertainty with respect to the duration of the global economic slowdown. In 2021, the global economy has begun to recover and the widespread availability of vaccines has encouraged greater economic activity. Nonetheless, the outbreak of COVID-19 and its impact on the current and future financial, economic and capital markets environment, and future developments in these and other areas could remain uneven, and presents uncertainty and risk with respect to the performance of the Company’s loans receivable, interests in loans receivable and real estate owned, the Company’s financial condition, results of operations, liquidity, and ability to pay dividends.

A significant portion of the Company’s loan receivable portfolio and secured financings reference certain tenors of the London Interbank Offering Rate (“LIBOR”). In July 2017, the Financial Conduct Authority of the United Kingdom (FCA”), the financial regulatory body that regulates LIBOR, announced their intention to phase out LIBOR after 2021. In March 2021, the FCA announced that LIBOR settings will cease to be provided by any administrators or will no longer be representative after specific dates, which will be (i) June 30, 2023, in the case of the principal U.S. dollar LIBOR tenors (overnight and one, three, six and 12 months), and (ii) December 31, 2021, in all other cases (i.e., one week and two month U.S. dollar LIBOR and all tenors of non-U.S. dollar LIBOR). The Company’s agreements generally allow for a new interest rate index to be used if LIBOR is no longer available. The impact that the phasing out of LIBOR will have on the Company is not yet determinable, however the Company expects that it will either utilize alternative rates referenced in its agreements or negotiate a replacement reference rate for LIBOR.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

Tax Risks - The Company is subject to significant tax risks. If the Company fails to maintain its qualification as a REIT in a given taxable year, it may be subject to penalties as well as federal, state and local income tax on its taxable income, which could be material. It will also not be able to qualify as a REIT for the subsequent four taxable years, unless entitled to relief under certain statutory provisions.

A REIT must distribute at least 90% of its taxable income to its stockholders, determined without regard to the deduction for dividends paid and excluding net capital gains. In addition to the 90% distribution requirement, a REIT is subject to a nondeductible excise tax if it fails to make certain minimum distributions by calendar year-end. The excise tax imposed is equal to 4% of the excess of the required distribution (specified under U.S. federal tax law) over the distributed amount for such year. Distribution of the remaining balance may extend until timely filing of the REIT’s tax return in the subsequent taxable year. Qualifying distributions of taxable income are deductible by a REIT in computing taxable income.

Regulatory Risks - The Company is subject to significant regulatory risks. If the Company were unable to rely upon an exemption from registration available under the Investment Company Act of 1940, as amended, the Company could be required to restructure its assets or activities, including the disposition of assets during periods of adverse market conditions that could result in material losses to the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Estimates that are particularly susceptible to the Company’s judgment include, but are not limited to, the adequacy of provision for loan losses, the determination of effective yield for recognition of interest income and interest expense and recognition of equity compensation expense.

Loans Receivable Held-for-Investment

Loans that the Company has originated or acquired and has the intent and ability to hold to maturity or payoff are reported at their outstanding principal balances net of any unearned income, unamortized deferred fees and allowance for loan losses, if applicable. Loan origination, extension and exit fees are deferred and recognized in interest income over the estimated life of the loans using the effective interest method, adjusted for actual prepayments.

Loans Receivable Held-for-Sale

Loans that the Company has originated or acquired and intends to sell prior to initial maturity are classified as held-for-sale and are carried at the lower of amortized cost or fair value.

Interests in Loans Receivable Held-for-Investment

Loans that the Company has acquired in a transfer that did not meet the qualifications of a sale and has the intent and ability to hold to maturity or payoff are reported at their outstanding principal balances net of any unearned income, unamortized deferred fees and allowance for loan losses, if applicable. Loan discounts and extension and exit fees are deferred and recognized in interest income over the estimated life of the loans using the effective interest method, adjusted for actual prepayments.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

Non-cash Advances in Lieu of Interest

The Company holds certain loans whereby a portion of the loan’s unfunded commitment may be used to fund monthly interest payments, so long as certain conditions are met. As a result, such loan’s unpaid principal balance increases at the interest payment date and the Company does not receive cash. This type of loan term is referred to as non-cash advance in lieu of interest, and the increase in unpaid principal balance is reflected in the operating section of the Company’s consolidated statements of cash flows, as opposed to the investing section as if the cash had been directly advanced to a borrower. The Company also has certain financings that allow for non-cash advances in lieu of interest, and the increase in unpaid principal balance is reflected in the operating section of the Company’s consolidated statements of cash flows, as opposed to the financing section as if cash had been directly received by the Company.

Current Expected Credit Losses

The current expected credit loss (“CECL”) reserve required under issued ASU 2016-13 “Financial Instruments – Credit Losses – Measurement of Credit Losses on Financial Instruments (Topic 326)” (“ASU 2016-13”), reflects the Company’s current estimate of potential credit losses related to the Company’s loan portfolio. The initial CECL allowance recorded on January 1, 2021 is reflected as a direct charge to retained earnings on the Company’s consolidated statements of changes in redeemable common stock and stockholders’ equity. Subsequent changes to the CECL allowance are recognized through net income on the Company’s consolidated statements of operations. ASU 2016-13 specifies the reserve should be based on relevant information about past events, including historical loss experience, current portfolio and market conditions and reasonable and supportable forecasts for the duration of each respective loan. Given prior period loss models were based on the incurred loss model, management notes that prior periods are not measured on a comparable basis.

The Company considers key credit quality indicators in underwriting loans and estimating credit losses, including, but not limited to: the capitalization of borrowers and sponsors; the expertise of the borrowers and sponsors in a particular real estate sector and geographic market; collateral type; geographic region; use and occupancy of the property; property market value; loan-to-value (“LTV”) ratio; loan amount and lien position; debt service and coverage ratio; the Company’s risk rating for the same and similar loans; and prior experience with the borrower and sponsor. This information is used to assess the financial and operating capability, experience and profitability of the sponsor/borrower. Ultimate repayment of the Company’s loans is sensitive to interest rate changes, general economic conditions, liquidity, LTV ratio, existence of a liquid investment sales market for commercial properties, and availability of replacement short term or long-term financing. The loans in the Company’s commercial mortgage loan portfolio are secured by collateral in the following property types: office; multifamily; hotel; mixed-use; condominium; and retail.

The Company’s loans are typically collateralized by real estate, or in the case of mezzanine loans, by a partnership interest or similar equity interest in an entity that owns real estate. As a result, the Company regularly evaluates on a loan-by-loan basis, typically no less frequently than quarterly, the extent and impact of any credit deterioration associated with the performance and/or value of the underlying collateral property, and the financial and operating capability of the borrower/sponsor. The Company also evaluates the financial strength of loan guarantors, if any, and the borrower’s competency in managing and operating the property or properties. In addition, the Company considers the overall economic environment, real estate sector, and geographic sub-market in which the borrower operates. Such analyses are completed and reviewed by asset management personnel and evaluated by senior management, who utilize various data sources, including, to the extent available (i) periodic financial data such as property occupancy, tenant profile, rental rates, operating expenses,

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

the borrower’s exit plan, and capitalization and discount rates, (ii) site inspections, (iii) sales and financing comparables, (iv) current credit spreads for refinancing and (v) other market data.

Given the length of the Company’s loans, management’s reasonable and supportable forecast period exceeds the loan terms and as such the Company does not need to apply a reversion method.

The Company has allocated their loans receivable into the following buckets to assess the impact of CECL:

1.	Transitional Loans
2.	Steady & Improving Loans
3.	Stabilized Loans
4.	Construction/Future Funding Loans

For the Company’s loan receivable portfolio, the Company, with assistance from a third party service provider, performed a quantitative assessment of the impact of CECL using the Expected Loss (“EL”) approach and the Lifetime Loss Rate (“LLR”) method depending on the allocated bucket. For transitional loans, steady & improving loans and stabilized loans, the Company has applied an EL approach because of the consistency in assessing credit risks and estimating expected credit losses. Due to the nature of construction loans, where repayment does not depend on the operating performance of the underlying property, the Company has applied a LLR approach to estimate the CECL impacts. The Company’s allowance for loan losses reflects its estimation of the current and future economic conditions that impact the performance of the commercial real estate assets securing the Company’s loans. These estimations include unemployment rates, interest rates, price indices for commercial property, and other macroeconomic factors that may influence the likelihood and magnitude of potential credit losses for the Company’s loans during their anticipated term. The Company licenses certain macroeconomic financial forecasts to inform its view of the potential future impact that broader economic conditions may have on its loan portfolio’s performance. The forecasts are embedded in the licensed model that the Company uses to estimate its allowance for loan losses as discussed below. Selection of these economic forecasts require significant judgement about future events that, while based on the information available to the Company as of the balance sheet date, are ultimately unknowable with certainty, and the actual economic conditions impacting the Company’s portfolio could vary significantly from the estimates the Company made for the periods presented.

Additionally, the Company assesses the obligation to extend credit through our unfunded loan commitments over each loan’s contractual period, which is considered in the estimation of the allowance for loan losses.

Due to the COVID-19 pandemic and the dislocation it has caused the national economy, the commercial real estate markets, and the capital markets, the Company’s ability to estimate key inputs for estimating the allowance for credit losses has been adversely impacted. Key inputs to the estimate include, but are not limited to, LTV, debt service coverage ratio, current and future operating cash flow and performance of collateral properties, the financial strength and liquidity of borrowers and sponsors, capitalization rates and discount rates used to value commercial real estate properties, and market liquidity based on market indices or observable transactions involving the sale or financing of commercial properties.

For any loan that is deemed to have significantly differing risk characteristics from the rest of the loan portfolio, the Company would measure the specific allowance of each loan separately by using the fair value of the collateral or the net present value of cash flows. If the fair value of the collateral is less than the carrying value of the loan, an asset-specific allowance is created as a component of our overall allowance for loan losses (following the adoption of CECL, or as a loan loss allowance prior to the adoption of CECL). Asset-specific

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

allowances for loan losses are equal to the excess of a loan’s carrying value to the present value of its expected cash flows discounted at the loan’s effective rate of the fair value of the collateral, less estimated costs to sell, if recovery of the Company’s investment is expected solely from the collateral.

If the Company has determined that a loan or a portion of a loan is uncollectible, the Company will write-off the loan through a charge to its current expected credit loss reserve based on the present value of future cash flows discounted at the loan’s contractual effective rate or the fair value of the collateral, if repayment is expected solely from the collateral. Significant judgment is required in determining impairment and in estimating the resulting credit loss reserve, and actual losses, if any, could materially differ from those estimates.

Prior to the adoption of ASU 2016-13, the Company would measure the specific impairment of each loan separately by using the fair value of the collateral or the net present value of cash flows. If the fair value or the net present value of the cash flows of the collateral was less than the carrying value of the loan, an allowance was created with a corresponding charge to the provision for loan losses. The loan loss allowance for each loan was maintained at a level the Company believed was adequate to absorb incurred losses, if any. As of December 31, 2020, the Company had a loan loss reserve of $6,000,000 relating to one loan.

The Company evaluates the credit quality of each of its loans receivable on an individual basis at least quarterly. The risk ratings are the primary credit quality indicator. The Company has developed a loan grading system for all of its outstanding loans receivable that are collateralized directly or indirectly by real estate. Grading criteria include debt yield, debt service coverage ratio, term of loan, property type, loan type and other more subjective variables that include property or collateral location, collateral value, market conditions, industry conditions and sponsor’s financial stability. The Company utilizes the grading system to determine each loan’s risk of loss and to provide a determination as to whether an individual loan is impaired and whether a special loan loss allowance is necessary. Based on a 5-point scale, the loans are graded “1” through “5,” from less risk to greater risk, which gradings are defined as follows:

1 –	Very Low Risk
2 –	Low Risk
3 –	Medium Risk
4 –	High Risk/Potential for Loss: A loan that has a risk of realizing a principal loss
5 –	Impaired/Loss Likely: A loan that has a very high risk of realizing a principal loss or has otherwise incurred a principal loss

The Company has considered the impact of COVID-19 in its evaluation of the credit quality of its loans receivable which reflects the material uncertainty and risks with respect to certain of the loan portfolio’s collateral.

The Company may modify the terms of a loan agreement by granting a concession to a borrower experiencing financial difficulty that it would not otherwise consider. Such modifications may include, among other items, reductions in contractual interest rates, payment date extensions or the modification of loan covenants. If such modification is deemed to be significant and meets the criteria above, it may be considered a Troubled Debt Restructuring (“TDR”) under GAAP which requires additional disclosure. A loan is also considered impaired if its terms are modified in a TDR. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. Loans which are modified and classified as a TDR that are performing and current with respect to the payment of debt service as of the date of the modification remain current, while loans which are modified and classified as a TDR that are on non-accrual status as of the date of the modification will generally remain on non-accrual status

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

until the prospect of future payments in accordance with the modification terms are reasonably assured and there is a consistent period of repayment by the borrower.

Financial Instruments

Financial instruments held by the Company include cash and cash equivalents, restricted cash, reserves held for loans receivable, loans receivable held-for-investment, loans receivable held-for-sale, interests in loans receivable, other assets, accounts payable, repurchase agreements, notes payable, loan participations sold, secured term loans and debt related to real estate owned. The fair value of cash and cash equivalents, restricted cash, reserves held for loans receivable, other assets and accounts payable approximates their current carrying amount.

GAAP requires the categorization of the fair value of financial instruments into three broad levels that form a hierarchy based on the transparency of inputs to the valuation. See Note 6 – Fair Value Measurements for details of the Company’s valuation policy.

Cash and Cash Equivalents

The Company considers all investments with original maturities of three months or less, at the time of acquisition, to be cash equivalents. The Company maintains cash accounts which from time to time exceed the insured maximum of $250,000 per account. The carrying amount of cash on deposit and in money market funds approximates fair value.

Restricted Cash

Restricted cash includes reserve balances for interest, real estate taxes and insurance pledged as collateral, and lockbox accounts held pursuant to the terms of the secured financings. The carrying amount of restricted cash approximates fair value.

Real Estate Owned, net

The Company may assume legal title or physical possession of the underlying collateral of a defaulted loan through foreclosure. If the Company intends to hold, operate or develop the property for a period of at least 12 months, the asset is classified as real estate owned, net. If the Company intends to market a property for sale in the near term, the asset is classified as real estate held for sale. Foreclosed real estate held for use is initially recorded at estimated fair value and is presented net of accumulated depreciation and impairment charges. Depreciation is computed using a straight-line method over the estimated useful lives of up to 40 years for buildings and up to 10 years for furniture, fixtures and equipment. Renovations and/or replacements that improve or extend the life of the real estate asset are capitalized and depreciated over the estimated useful lives. The cost of ordinary repairs and maintenance are expensed as incurred.

Real estate assets are evaluated for indicators of impairment on a quarterly basis. Factors that the Company may consider in its impairment analysis include, among others: (1) significant underperformance relative to historical or anticipated operating results; (2) significant negative industry or economic trends; (3) costs necessary to extend the life or improve the real estate asset; (4) significant increase in competition; and (5) ability to hold and dispose of the real estate asset in the ordinary course of business. A real estate asset is considered impaired when the sum of estimated future undiscounted cash flows expected to be generated by the real estate asset over the estimated remaining holding period is less than the carrying amount of such real estate asset. Cash

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

flows include operating cash flows and anticipated capital proceeds generated by the real estate asset. An impairment charge is recorded equal to the excess of the carrying value of the real estate asset over the fair value. When determining the fair value of a real estate asset, the Company makes certain assumptions including, but not limited to, consideration of projected operating cash flows, comparable selling prices and projected cash flows from the eventual disposition of the real estate asset based upon the Company’s estimate of a capitalization rate and discount rate.

Other Assets

Other assets include certain loan principal repayments held in lockboxes or by our third party loan servicer as of the balance sheet date which were remitted to the Company during the subsequent remittance cycle, as well as deferred tax assets, costs of equity capital raises not yet closed, miscellaneous receivables and prepaid expenses, and deposits funded relating to unclosed transactions.

Deferred Financing Costs

The deferred financing costs on the Company’s consolidated balance sheets include costs related to the establishment and ongoing operations of the repurchase agreements. These costs are amortized over the contractual term of the repurchase agreements as interest expense using the straight-line method.

Secured Financings

Management evaluates whether the transaction constitutes a sale through legal isolation of the transferred financial asset from the Company, the ability of the transferee to pledge or exchange the transferred financial asset without constraint and the transfer of control of the transferred financial asset.

Repurchase Agreements

The Company finances certain of its loans receivable using repurchase agreements. Under a repurchase agreement, an asset is sold to a counterparty to be repurchased at a later date at a predetermined price. Prior to repurchase, interest is paid to the counterparty based upon the sales price and a predetermined interest rate. Other than amounts guaranteed by the Company, borrowings under the repurchase agreements are non-recourse to the Company. The Company accounts for its repurchase agreements as secured financings under GAAP. When treated as a secured financing, the transferred assets remain on the Company’s consolidated balance sheets, and the financing proceeds are recorded as a liability.

Loan Participations Sold, Net

Loan participations sold represent an interest in a loan receivable that the Company sold, however, the Company presents the loan participation sold as a liability on its consolidated balance sheets because the arrangement does not qualify as a sale under GAAP. Other than amounts guaranteed by the Company, these participations are non-recourse and remain on the Company’s consolidated balance sheets until the loan is repaid. The gross presentation of the loan participations sold does not impact equity or net income.

Notes Payable, Net

The Company finances certain of its loans receivable using direct financing, collateralized by the loans receivable. Other than amounts guaranteed by the Company, borrowings under notes payable are non-recourse to the Company.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

Secured Term Loan, Net

The Company’s secured term loan is collateralized by a pledge of equity in certain subsidiaries and their related assets, as well as a first priority security interest in selected assets. The secured term loan is presented net of any original issue discount, and transaction expenses are deferred and recognized in interest expense over the life of the loan using the effective interest method.

Debt Related to Real Estate Owned

Debt assumed in an acquisition/foreclosure of real estate is recorded at its estimated fair value at the time of the acquisition. Other than amounts guaranteed by the Company, borrowings under the securitized senior mortgage are non-recourse to the Company.

Debt Issuance Costs

Costs related to obtaining notes payable, loan participations and secured term loans are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the obligations. These costs are amortized over the contractual term of the obligations as interest expense using the effective interest method.

Reserves Held for Loans Receivable

The Company holds reserves for interest, real estate taxes and insurance relating to the loans receivable on behalf of the borrowers on certain loans receivable. These reserves are reflected as other liabilities on the Company’s consolidated balance sheets. In certain cases, other reserves may be held by a third-party loan servicer, and therefore not included on the Company’s consolidated balance sheets.

Revenue Recognition

Interest income from loans receivable is recorded on the accrual basis based on the outstanding principal amount and the contractual terms of the loans. Recognition of fees, premiums, discounts and direct costs associated with these investments is deferred until the loan is advanced and is then amortized or accreted into interest income over the term of the loan as an adjustment to yield using the effective interest method based on expected cash flows through the expected recovery period. Income accrual is generally suspended for loans at the earlier of the date at which payments become 90 days past due or when recovery of income and principal becomes doubtful. While on non-accrual status, based on the Company’s estimation as to collectability of principal, loans are either accounted for on a cash basis, where interest income is recognized only upon actual receipt of cash, or on a cost-recovery basis, where all cash receipts reduce a loan’s carrying value. If and when a loan is brought back into compliance with its contractual terms, and our Manager has determined that the borrower has demonstrated an ability and willingness to continue to make contractually required payments related to the loan, the Company resumes accrual of interest.

Revenue from real estate owned represents revenue associated with the operations of hotel properties classified as real estate owned. Revenue from the operations of the hotel properties is recognized when guestrooms are occupied, services have been rendered or fees have been earned. Revenues are recorded net of any discounts and sales and other taxes collected from customers. Revenues consist of room sales, food and beverage sales and other hotel revenues.

Equity Compensation

Equity compensation consists of both service-based and performance-based awards issued to certain individuals employed by (or members of) affiliates of the Manager. Equity compensation expense is recognized

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

over the vesting period based on service or on the number of shares that are probable of vesting at each reporting date.

Redeemable Common Stock

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Certain of the Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, as of March 31, 2021 and December 31, 2020, redeemable common stock is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Common Stock

Common stock issued and outstanding excludes Restricted Stock Units (“RSUs”) which have not been delivered, regardless of vesting status. Fully vested RSUs are included in the calculation of basic and diluted weighted-average shares outstanding and receive dividends payable on common stock.

Non-Controlling Interests

The non-controlling interests included on the Company’s consolidated balance sheets represents the common equity interests in CMTG/TT that are not owned by the Company. The Company owns 51% of CMTG/TT, which commenced operations on June 8, 2016. CMTG/TT is governed by its two-member board of directors, which is comprised of representatives of the board of directors of the Company. The Company controls the operations of CMTG/TT, and as a result consolidates CMTG/TT in its financial statements. The portion of CMTG/TT’s consolidated equity and results of operations allocated to non-controlling interests is equal to the remaining 49% ownership of CMTG/TT. As of March 31, 2021 and December 31, 2020, CMTG/TT’s total equity was $73,766,000 and $72,012,000, respectively, of which $36,146,000 and $35,286,000, respectively, was characterized as non-controlling interests.

Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of an equity financing, these costs are recorded in stockholders’ equity as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the statements of operations.

Costs of $16,000 relating to equity capital raises that have not yet closed have been recorded as an other asset on the consolidated balance sheets as of March 31, 2021 and December 31, 2020, all of which has been accrued and are reflected in the accounts payable and accrued expenses total on the consolidated balance sheets. For the three months ended March 31, 2021 and 2020, the Company incurred offering costs of $30,000 and $173,000, respectively, which have been charged against additional paid-in capital on the consolidated balance

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

sheets. As of March 31, 2021 and December 31, 2020, offering costs of $1,500,000 have been accrued and are reflected in the accounts payable and accrued expenses total on the consolidated balance sheets.

Reportable Segments

The Company evaluates the operating performance of the Company’s investments as a whole. The Company previously determined that it had one operating segment and one reporting segment. However as a result of the foreclosure of the hotel portfolio on February 8, 2021, the Company has determined that it has two operating segments, with activities related to investing in income-producing loans collateralized by institutional quality commercial real estate and activities related to operating income-producing real estate. However, due to immateriality thresholds, the Company has determined it has one reportable segment.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments – Credit Losses – Measurement of Credit Losses on Financial Instruments (Topic 326)” (“ASU 2016-13”). This standard replaces the existing measurement of the allowance for credit losses that is based on the Manager’s best estimate of probable incurred credit losses inherent in the Company’s lending activities with the Manager’s best estimate of lifetime expected credit losses inherent in the Company’s relevant financial assets.

The Company elected to early adopt the standard on January 1, 2021 and recorded a $78,251,000 cumulative effect adjustment to retained earnings.

Assets
Loans receivable held-for-investment	$64,274
Interests in loans receivable held-for-investment	406
Accrued interest receivable	357
Liabilities
Unfunded loan commitments	13,214

Total impact of ASU 2016-13 adoption on retained earnings	$78,251

Recently Issued Accounting Pronouncements Not Yet Adopted

In August 2020, the FASB issued ASU 2020-06 “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” or ASU 2020-06. ASU 2020-06 simplifies the accounting for convertible debt by eliminating the beneficial conversion and cash conversion accounting models. ASU 2020-06 also updates the earnings per share calculation and requires entities to assume share settlement when the convertible debt can be settled in cash or shares. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact ASU 2020-06 will have on its consolidated financial statements.

The FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, (“ASU 2020-04”). ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective upon issuance of ASU 2020-04 for contract modifications and hedging relationships on a prospective

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

basis. The Company has not adopted any of the optional expedients or exceptions through March 31, 2021, but will continue to evaluate the possible adoption of any such expedients or exceptions during the effective period as circumstances evolve.

3. Loans Portfolio

Loans receivable

The Company’s loans receivable portfolio as of March 31, 2021 was comprised of the following loans (in thousands, except for number of loans):

	Number of Loans	Loan Commitment	Partial Prepayments	Unfunded Loan Commitments	Principal Outstanding	Carrying Value	Weighted Average Stated Rate (2)	Weighted Average Interest Rate (4)
Loans receivable held-for-investment:
Variable:
Senior loans (1)	56	$5,914,404	$122,066	$944,485	$4,847,853	$4,833,927	L+4.38%	5.92%
Mezzanine loans (3)	33	1,491,197	116,699	191,999	1,182,499	1,178,358	L+6.92%	8.47%

		7,405,601	238,765	1,136,484	6,030,352	6,012,285	L+4.88%	6.42%

Fixed:
Senior loans (1)	2	55,000	3,430	—	51,570	51,535		12.87%
Mezzanine loans (3)	4	132,856	47,279	28,757	56,820	56,343		13.15%

		187,856	50,709	28,757	108,390	107,878		13.02%

Total/Weighted Average		$7,593,457	$289,474	$1,165,241	$6,138,742	$6,120,163		6.53%

Allowance for loan losses						(71,821)

Loans receivable held-for-investment, net						$6,048,342

(1)	Senior loans include senior mortgages and similar credit quality loans, including related contiguous subordinate mortgage loans and pari passu participations in senior mortgage loans.
(2)	One-month LIBOR as of March 31, 2021 was 0.11%. Weighted average is based on outstanding principal as of March 31, 2021.
(3)	Mezzanine loans include $617.7 million of outstanding principal balance of contiguous subordinate mezzanine loans at March 31, 2021.
(4)	Reflects the weighted average interest rate based on the applicable floating benchmark rate (if applicable), including LIBOR floors (if applicable).

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

The Company’s loans receivable portfolio as of December 31, 2020 was comprised of the following loans (in thousands, except for number of loans):

	Number of Loans	Loan Commitment	Partial Prepayments	Unfunded Loan Commitments	Principal Outstanding	Carrying Value	Weighted Average Stated Rate (2)	Weighted Average Interest Rate (4)
Loans receivable held-for-investment:
Variable:
Senior loans (1)	56	$5,942,994	$255,134	$936,936	$4,750,924	$4,736,415	L+4.35%	5.92%
Mezzanine loans (3)	34	1,587,452	66,551	223,380	1,297,521	1,292,176	L+6.92%	8.47%

		7,530,446	321,685	1,160,316	6,048,445	6,028,591	L+4.90%	6.47%

Fixed:
Senior loans (1)	2	55,000	2,665	—	52,335	46,245		12.86%
Mezzanine loans (3)	4	130,353	41,798	37,004	51,551	50,989		12.26%

		185,353	44,463	37,004	103,886	97,234		12.56%

Total/Weighted Average		$7,715,799	$366,148	$1,197,320	$6,152,331	$6,125,825		6.57%

(1)	Senior loans include senior mortgages and similar credit quality loans, including related contiguous subordinate mortgage loans and pari passu participations in senior mortgage loans.
(2)	One-month LIBOR as of December 31, 2020 was 0.14%. Weighted average is based on outstanding principal as of December 31, 2020.
(3)	Mezzanine loans include $591.6 million of outstanding principal balance of contiguous subordinate mezzanine loans as of December 31, 2020.
(4)	Reflects the weighted average interest rate based on the applicable floating benchmark rate (if applicable), including LIBOR floors (if applicable).

Certain loans receivable held by the Company include LIBOR floors, which establish the minimum interest rate a borrower may pay on a loan. The weighted average LIBOR floor in place based on unpaid principal balance on floating rate loans is 1.53% as of March 31, 2021. The following table presents the range of LIBOR floors held in the Company’s portfolio as of March 31, 2021 based on outstanding principal (in thousands):

One-month LIBOR Floor Range (1)	Unpaid Principal Balance	% of Total	Cumulative %
Fixed rate	$108,390	2%	2%
2.25% - 2.50%	905,127	15%	17%
2.00% - 2.24%	841,411	14%	31%
1.75% - 1.99%	1,339,958	22%	53%
1.50% - 1.74%	704,923	11%	64%
1.25% - 1.49%	618,603	9%	73%
1.00% - 1.24%	486,229	8%	81%
< 1.00%	781,612	13%	94%
No floor	352,489	6%	100%

Total	$6,138,742

(1)	All floors are in excess of LIBOR at March 31, 2021.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

As of March 31, 2021 and December 31, 2020, the weighted average yield to maturity on loans receivable was 6.66% and 7.04%, respectively. For loans that are floating rate loans, the weighted average yield was calculated using the respective applicable benchmark rates, incorporating the impact of LIBOR floors, as applicable. The weighted average term to initial maturity of the loans receivable portfolio is 1.3 years and 1.4 years as of March 31, 2021 and December 31, 2020, respectively. The weighted average term to maturity with the exercise of all extension options is 2.8 years and 3.1 years as of March 31, 2021 and December 31, 2020, respectively.

There was a total of $515,968,000 and $615,818,000 of outstanding principal balance on non-accrual status at March 31, 2021 and December 31, 2020, respectively. There were four investments representing $281,526,000 of outstanding principal balance, or 4.3% of the loans receivable and interests in loans receivable portfolio at March 31, 2021 on non-accrual status as a result of interest payments becoming 90 days past due. During the three months ended March 31, 2021, $374,000 of income was recognized related to one of these loans. There were five investments representing $382,337,000 of outstanding principal balance, or 5.9% of the loans receivable and interests in loans receivable portfolio at December 31, 2020 on non-accrual status as a result of interest payments becoming 90 days past due. There were no additional loans considered past due as of March 31, 2021.

Additionally, there was one investment, with an outstanding principal balance of $234,442,000 and $233,481,000 at March 31, 2021 and December 31, 2020, representing 3.6% of the loans receivable and interests in loans receivable portfolio at March 31, 2021 and December 31, 2020, which had been placed on non-accrual status as a result of interest payments becoming 90 days past due, which was modified in December 2020 resulting in all past due interest being paid, in cash or compounded into the loan balance, bringing the loan current. Pursuant to GAAP, this loan will be accounted for on a cash basis following the modification, meaning that interest income is recognized when received, until all principal and interest payments contractually due are reasonably assured of repayment and there is a consistent period of repayment by the borrower. The borrower of this loan made interest payments during the three months ended March 31, 2021 and the loan remains current. During the three months ended March 31, 2021, $4,915,000 of income was recognized related to this loan.

As of March 31, 2021, 79 of the Company’s loans receivable were directly financed. See Note 5 – Repurchase Agreements, Loan Participations Sold, Notes Payable, Secured Term Loan, Net and Debt Related to Real Estate Owned for details on the financings.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

Activity relating to the loans receivable portfolio for the three months ended March 31, 2021 and 2020 (in thousands):

	Three Months Ended
	March 31, 2021	March 31, 2020
Balance at beginning of period	$6,125,825	$5,940,268
Initial funding of new loan originations and acquisitions	32,920	216,661
Advances on existing loans	115,525	151,312
Non-cash advances in lieu of interest	18,494	16,341
Origination fees on loans receivable, net	(2,197)	(1,894)
Exit fees received on loans receivable	(1,203)	(309)
Extension fees received on loans receivable	(467)	—
Repayments of loans receivable	(71,490)	(84,611)
Repayments of non-cash advances to loans in lieu of interest	(5,134)	—
Accretion of origination fees, net	5,791	7,312
Transfer to real estate owned	(103,901)	—
Allowance for loan losses	(65,821)	—

Balance at end of period	$6,048,342	$6,245,080

The following table presents the Company’s loans receivable portfolio by loan type, as well as property type and geographic location of the properties collateralizing these loans as of March 31, 2021 and December 31, 2020 (in thousands):

	March 31, 2021		December 31, 2020
Loan Type (1)	Carrying Value	Percentage	Carrying Value	Percentage
Senior loans	$4,885,462	80%	$4,782,660	78%
Mezzanine loans	1,234,701	20%	1,343,165	22%

	$6,120,163	100%	$6,125,825	100%

Allowance for loan losses	$(71,821)

	$6,048,342

Property Type	Carrying Value	Percentage	Carrying Value	Percentage
Office	$1,071,977	18%	$1,056,109	17%
Mixed-use	1,097,188	18%	998,067	16%
Hospitality	944,454	15%	1,051,658	17%
Land	526,160	9%	525,147	9%
Multifamily	1,489,921	24%	1,462,450	24%
For Sale Condo	854,523	14%	902,812	15%
Other	135,940	2%	129,582	2%

	$6,120,163	100%	$6,125,825	100%

Allowance for loan losses	$(71,821)

	$6,048,342

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

Geographic Location	Carrying Value	Percentage	Carrying Value	Percentage
United States
Northeast	$2,804,018	46%	$2,898,821	47%
Mid Atlantic	1,100,062	18%	1,022,852	17%
Midwest	249,743	4%	237,879	4%
Southeast	908,406	15%	918,608	15%
Southwest	87,750	1%	87,750	1%
West	955,184	16%	950,915	16%
Other	15,000	0%	9,000	0%

	$6,120,163	100%	$6,125,825	100%

Allowance for loan losses	$(71,821)

	$6,048,342

(1)	Senior loans include senior mortgages and similar credit quality loans, including related contiguous subordinate loans and pari passu participations in senior mortgage loans.

Interests in loans receivable held-for-investment

The Company’s interests in loans receivable portfolio as of March 31, 2021 was comprised of the following loans (in thousands):

	Loan Type (1)	Property Type	Geographic Location	Contractual Maturity Date	Maximum Extension Date	Total Commitment	Partial Repayments	Unfunded Loan Commitments	Principal Outstanding	Carrying Value	Stated Rate (2)	Interest Rate

(3)	Senior	Mixed-use	Northeast	2/9/2022	8/9/2023	$306,800	$—	$106,665	$200,135	$199,971	LIBOR+4.25%	5.50%
(4)	Senior	Mixed-use	West	7/9/2021	7/9/2022	225,373	19,674	35,525	170,174	169,909	LIBOR+4.87%	5.27%

	Total/Weighted Average					$532,173	$19,674	$142,190	$370,309	$369,880	LIBOR+4.54%	5.39%

	Allowance for loan losses									(265)

	Interests in loans receivable held-for-investment, net									$369,615

(1)	Senior loans include senior mortgages and similar credit quality loans, including related contiguous subordinate loans and pari passu participations in senior mortgage loans.
(2)	One-month LIBOR as of March 31, 2021 was 0.11%. Weighted average is based on outstanding principal as of March 31, 2021
(3)	This loan has a LIBOR floor of 1.25%
(4)	This loan has a LIBOR floor of 0.40%.

The Company’s interests in loans receivable portfolio as of December 31, 2020 was comprised of the following loans (in thousands):

	Loan Type (1)	Property Type	Geographic Location	Contractual Maturity Date	Maximum Extension Date	Total Commitment	Partial Repayments	Unfunded Loan Commitments	Principal Outstanding	Carrying Value	Stated Rate (2)	Interest Rate

(3)	Senior	Mixed-use	Northeast	2/9/2022	8/9/2023	$306,800	$—	$126,379	$180,421	$180,159	LIBOR+4.25%	5.50%
(4)	Senior	Mixed-use	West	7/9/2021	7/9/2022	225,373	16,983	49,854	158,536	158,111	LIBOR+4.87%	5.27%

	Total/Weighted Average					$532,173	$16,983	$176,233	$338,957	$338,270	LIBOR+4.54%	5.39%

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

(1)	Senior loans include senior mortgages and similar credit quality loans, including related contiguous subordinate loans and pari passu participations in senior mortgage loans.
(2)	One-month LIBOR as of December 31, 2020 was 0.14%. Weighted average is based on outstanding principal as of December 31, 2020.
(3)	This loan has a LIBOR floor of 1.25%
(4)	This loan has a LIBOR floor of 0.40%

As of March 31, 2021 and December 31, 2020, the weighted average yield to maturity on interests in loans receivable was 5.96% and 5.92%, respectively. As all of the interests in loans are floating rate loans, the weighted average yield was calculated using the respective applicable benchmark rates, incorporating the impact of LIBOR floors, as applicable. The weighted average term to initial maturity of the interests in loans receivable portfolio is 0.6 and 0.8 years as of March 31, 2021 and December 31, 2020, respectively. The weighted average term to maturity with the exercise of all extension options is 1.9 and 2.1 years as of March 31, 2021 and December 31, 2020, respectively.

As of March 31, 2021, both of the Company’s interests in loans receivable were directly financed. See Note 5 – Repurchase Agreements, Loan Participations Sold, Notes Payable, Secured Term Loan, Net and Debt Related to Real Estate Owned for details on the financings.

Activity relating to the interests in loans receivable portfolio for the three months ended March 31, 2021 and 2020 (in thousands):

	March 31, 2021	March 31, 2020
Balance at beginning of period	$338,270	$222,891
Advances on existing interests in loans receivable	29,273	14,445
Non-cash advances to interests in loans receivable in lieu of interest	4,769	2,173
Repayments of interests in loans receivable	(2,429)	—
Repayment of non-cash advances to interests in loans receivable in lieu of interest	(261)	—
Accretion of origination fees, net	258	91
Allowance for loan losses	(265)	—

Balance at end of period	$369,615	$239,600

Interest Income and Accretion

The following table summarizes the Company’s interest and accretion income from loans receivable held-for-investment, from loans receivable held-for-sale, from interests in loans receivable held-for-investment, and from interest on cash balances for the three months ended March 31, 2021 and 2020 (in thousands):

	Three Months Ended
	March 31, 2021	March 31, 2020
Interest on loans receivable and interests in loans receivable	$99,688	$108,810
Interest on cash accounts	19	451
Accretion of origination fees, net	6,049	7,403
Miscellaneous income	47	—

Total interest and related income	$105,803	$116,664

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

As of March 31, 2021 and December 31, 2020, no loan exceeded 10% of the Company’s assets. For the three months ended March 31, 2021 and 2020, no loan contributed more than 10% of interest income.

Loan Modifications

During the three months ended March 31, 2021, the Company entered into loan modifications that include, among other items, the repurposing of reserves, temporary partial deferral of the coupon to non-cash advances in lieu of interest, increases in loan commitments, and extensions of loan maturity dates, which in certain cases included incremental capital contributions from certain borrowers.

During the fourth quarter of 2020, the Company entered into a loan modification secured by a hospitality asset located in San Diego, CA, which is classified as a TDR under GAAP. This modification included, among other items, a waiver of exit fees, a principal repayment, a reduction of contractual interest payments and an extension of the loan’s maturity date. As of March 31, 2021 and December 31, 2020, the loan had an outstanding principal balance of $97,500,000 and a carrying value of $97,294,000 and $97,262,000, respectively. Following the modification, the Company recorded a decrease in contractual exit fees amortized to income of approximately $755,000 which reduced the Company’s carrying value of the loan receivable. No further loss reserve or impairment were determined to be necessary. Following the modification, this loan returned to accrual status as the borrower funded interest reserves which demonstrated compliance with the restructured terms.

Loan Risk Ratings

As further described in Note 2 – Summary of Significant Accounting Policies, the Company evaluates the credit quality of its loan portfolio on a quarterly basis. In conjunction with its quarterly loan portfolio review, the Company assesses the risk factors of each loan, and assigns a risk rating based on several factors. Factors considered in the assessment include, but are not limited to, current loan-to-value, debt yield, structure, cash flow volatility, exit plan, current market environment and sponsorship level. Loans are rated “1” (less risk) through “5” (greater risk), which ratings are defined in Note 2 – Summary of Significant Accounting Policies.

The following table allocates the principal balance and carrying value of the loans receivable and interests in loans receivable based on the Company’s internal risk ratings (in thousands):

March 31, 2021
Risk Rating	Number of Loans	Principal Balance	Carrying Value
1	3	$58,867	$58,915
2	11	634,421	634,336
3	68	4,492,105	4,471,934
4	14	1,308,658	1,309,858
5	1	15,000	15,000

	97	$6,509,051	$6,490,043

Allowance for loan losses			(72,086)

			$6,417,957

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

December 31, 2020
Risk Rating	Number of Loans	Principal Balance	Carrying Value
1	3	$68,372	$69,418
2	6	349,159	349,342
3	72	4,691,775	4,668,991
4	16	1,366,982	1,367,344
5	1	15,000	9,000

	98	$6,491,288	$6,464,095

As of March 31, 2021 and December 31, 2020, the average risk rating of the Company’s portfolio was 3.1 weighted by outstanding principal balance. At March 31, 2021, the Company had loans with an aggregate outstanding principal balance of $1,308,658,000 rated as category “4”, which represents 20.1% of the total portfolio. Of the loans rated as category “4”, 34.3% relate to loans secured by hospitality assets. The Company had one loan rated at category “5”, which represents 0.2% of the total portfolio.

Current Expected Credit Losses

The allowance for loan losses required under GAAP reflects the Company’s current estimate of potential credit losses related to loans receivable, interests in loans receivable, accrued interest receivable and unfunded loan commitments. See Note 2 for further discussion of the Company’s allowance for loan losses.

At December 31, 2020, prior to the adoption of ASU 2016-13, the Company had recorded a $6,000,000 provision for loan losses against a loan to the personal estate of a former borrower, which had an outstanding principal balance and a carrying value of $15,000,000. The loan is on non-accrual status and is in maturity default. The amount of the loan loss provision as of December 31, 2020 is based on the difference between the net present value of the projected cash flows of the loan receivable and its amortized cost basis as of December 31, 2020.

During the three months ended March 31, 2021, the Company recorded a decrease of $0.2 million in the allowance for credit losses, thus reducing the total allowance for loan losses to $84.1 million as of March 31, 2021. The decline was primarily attributable to expectations of improving macroeconomic conditions and actual improvements in operating results for many collateral properties adversely affected by COVID-19.

The following table presents the activity in the allowance for loan losses as of March 31, 2021 and as of the date of adoption, January 1, 2021 (in thousands):

		January 1, 2021	Allowance (Reversal)	March 31, 2021
	Loans receivable held-for-investment	$70,274	$1,547	$71,821
	Interests in loans receivable held-for-investment	406	(141)	265
	Accrued interest receivable	357	(14)	343
(1)	Unfunded loan commitments	13,214	(1,577)	11,637

	Total allowance for loan losses	$84,251	$(185)	$84,066

(1)	The CECL allowance for unfunded commitments is included in accounts payable and accrued expenses on the

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

Company’s consolidated balance sheets.

The Company’s primary credit quality indicator is the Company’s internal risk ratings, which are further discussed above. The following table presents the amortized cost basis of the loan portfolio as of March 31, 2021 by year of origination and risk rating (in thousands):

			Amortized cost basis by Origination Year as of March 31, 2021
Risk Rating	Number of Loans	Amortized Cost Basis	2021	2020	2019	2018	2017	2016	Total
1	3	$58,915	$—	$—	$—	$36,585	$—	$22,330	$58,915
2	11	634,336	—	—	212,674	216,018	122,043	83,601	634,336
3	68	4,471,934	31,826	249,660	2,506,916	1,586,238	97,294	—	4,471,934
4	14	1,309,858	—	—	—	979,839	330,019	—	1,309,858
5	1	15,000	—	—	15,000	—	—	—	15,000

	97	$6,490,043	$31,826	$249,660	$2,734,590	$2,818,680	$549,356	$105,931	$6,490,043

4. Real Estate Owned, net

On February 8, 2021, the Company acquired legal title to a portfolio of hotel properties located in New York, NY through a Uniform Commercial Code foreclosure. Prior to February 8, 2021, the hotel portfolio represented the collateral for a $103,901,000 mezzanine loan held by the Company which was in default as a result of the borrower failing to pay debt service. The acquired portfolio of hotel properties remains encumbered by a $300,000,000 securitized senior mortgage held by a third party. The securitized senior mortgage is non-recourse to the Company. The Company recorded a gain of $1,430,000 resulting from the foreclosure of the loan, which was based upon the estimated fair value of the hotel properties as determined by a third-party appraisal. The fair value of $414,000,000 was determined using discount rates ranging from 8.50% to 8.75% and a terminal capitalization rate of 6.00%.

As of March 31, 2021, the securitized senior mortgage was in maturity default but remained current on debt service. On June 2, 2021, terms of the securitized senior mortgage were modified to include an extension of the maturity date.

The following table presents additional detail related to the Company’s real estate owned, net as of March 31, 2021 (in thousands):

March 31, 2021
Land	$123,100
Building	284,400
Furniture, fixtures and equipment	6,500

Real estate assets	414,000
Less: accumulated depreciation	(1,293)

Real estate owned, net	$412,707

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

The following table presents additional detail related to the Company’s real estate portfolio for the period from February 8, 2021 through March 31, 2021 (in thousands):

Period from February 8, 2021 through March 31, 2021
Operating revenues	$1,051
Operating expenses	(1,572)
Depreciation	(1,293)

Net loss from real estate owned	$(1,814)

5. Repurchase Agreements, Loan Participations Sold, Notes Payable, Secured Term Loan, Net and Debt Related to Real Estate Owned

As of March 31, 2021 and December 31, 2020, the Company had financed certain of its loans receivables using repurchase agreements, the sale of loan participations and notes payable. The financings bear interest at a rate equal to LIBOR plus a credit spread determined by an advance rate and the value of the collateral, among other factors. Financing agreements generally contain covenants that include certain financial requirements, including maintenance of minimum liquidity, minimum tangible net worth, maximum debt to tangible net worth ratio and minimum debt service coverage ratio as defined in agreements.

Repurchase Agreements

The following table summarizes the Company’s repurchase agreements by lender as of March 31, 2021 (in thousands):

	Lender	Initial Maturity	Fully Extended Maturity (1)	Facility Amount	Borrowing Outstanding	Undrawn Capacity
	JP Morgan Chase Bank, N.A.	6/29/2022	6/29/2024	$1,250,000	$971,244	$278,756
(2)	Morgan Stanley Bank, N.A.	1/26/2022	1/26/2023	1,000,000	833,718	166,282
(3)	Goldman Sachs Bank USA	5/31/2021	5/31/2023	750,000	580,908	169,092
(4)	Societe Generale, New York Branch	4/30/2022	10/31/2022	300,000	50,000	250,000
	Barclays Bank PLC	12/20/2021	12/20/2022	500,000	201,384	298,616
(5)	Deutsche Bank AG, Cayman Island Branch	6/26/2021	6/26/2023	250,000	72,844	177,156

				$4,050,000	$2,710,098	$1,339,902

(1)	Facility maturity dates may be extended based on certain conditions being met.
(2)	One asset on this financing has a LIBOR floor of 1.00%
(3)

This financing has a LIBOR floor of 0.35%. Unless modified prior to the initial maturity date, during the period between this facility’s initial maturity date and its fully extended maturity date, the facility may not be used to finance any of the Company’s new investments and 100% of the principal repayments received from pledged loans will be applied to the outstanding balance of the facility. On May 27, 2021, the Company entered into an agreement to extend the revolving period by two years, thus deferring the commencement of a wind-down period.

(4)	This facility’s amount can be increased up to $500,000,000, upon the occurrence of certain events. This financing has a LIBOR floor of 1.00%
(5)	On June 9, 2021, the Company exercised its right to extend the contractual maturity date to June 26, 2022.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

Liabilities under the Company’s repurchase agreements as of March 31, 2021 are summarized as follows (in thousands):

Lender	Weighted Average Term (1)	Weighted Average Stated Rate (2)	Weighted Average Interest Rate (3)	Par Value	Carrying Value	Carrying Value of Collateral
JP Morgan Chase Bank, N.A.	1.3	LIBOR+2.23%	2.34%	$971,244	$971,244	$1,575,236
Morgan Stanley Bank, N.A.	1.5	LIBOR+2.16%	2.54%	833,718	833,718	1,399,917
Goldman Sachs Bank USA	1.0	LIBOR+2.51%	2.86%	580,908	580,908	992,904
Societe Generale, New York Branch	1.6	LIBOR+2.25%	3.25%	50,000	50,000	97,294
Barclays Bank PLC	2.1	LIBOR+1.63%	1.74%	201,384	201,384	278,670
Deutsche Bank AG, Cayman Island Branch	2.5	LIBOR+1.90%	2.01%	72,844	72,844	110,389

Total/Weighted Average		LIBOR+2.22%	2.48%	$2,710,098	$2,710,098	$4,454,410

(1)	The weighted average term (years) is determined based on the contractual maturity date of the corresponding loans collateralizing each facility.
(2)	One-month LIBOR as of March 31, 2021 was 0.11%. Weighted average is based on outstanding principal as of March 31, 2021.
(3)	Reflects the weighted average interest rate based on the applicable floating benchmark rate (if applicable), including LIBOR floors (if applicable).

Liabilities under the Company’s repurchase agreements as of December 31, 2020 are summarized as follows (in thousands):

Lender	Weighted Average Term (1)	Weighted Average Stated Rate (2)	Weighted Average Interest Rate (3)	Par Value	Carrying Value	Carrying Value of Collateral
JP Morgan Chase Bank, N.A.	1.5	LIBOR+2.23%	2.38%	$937,800	$937,800	$1,549,663
Morgan Stanley Bank, N.A.	1.7	LIBOR+2.16%	2.57%	844,283	844,283	1,417,877
Goldman Sachs Bank USA	1.2	LIBOR+2.30%	2.65%	578,015	578,015	961,148
Societe Generale, New York Branch	1.8	LIBOR+2.25%	3.25%	50,000	50,000	97,262
Barclays Bank PLC	1.8	LIBOR+1.63%	1.77%	201,384	201,384	277,948
Deutsche Bank AG, Cayman Island Branch	2.7	LIBOR+1.90%	2.04%	73,721	73,721	106,984

Total/Weighted Average		LIBOR+2.17%	2.46%	$2,685,203	$2,685,203	$4,410,882

(1)	The weighted average term (years) is determined based on the contractual maturity date of the corresponding loans collateralizing each facility.
(2)	One-month LIBOR as of December 31, 2020 was 0.14%. Weighted average is based on outstanding principal as of December 31, 2020.
(3)	Reflects the weighted average interest rate based on the applicable floating benchmark rate (if applicable), including LIBOR floors (if applicable).

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

As part of its repurchase agreements, the Company must comply with certain financial covenants on an ongoing basis. The Company’s financial covenants are measured at the end of each quarter. As of March 31, 2021 and December 31, 2020, the Company was in compliance with all covenants under its repurchase agreements. The repurchase facilities are partially recourse to the Company. The maximum guaranty that the Company would be responsible for as of March 31, 2021 and December 31, 2020 was $687,650,000 and $701,328,000, respectively, under the repurchase agreements.

Loan Participations Sold

The Company’s loan participations sold as of March 31, 2021 are summarized as follows (in thousands):

	Contractual Maturity Date	Maximum Extension Date	Stated Rate (1)	Financing Costs	Interest Rate	Par Value	Carrying Value	Carrying Value of Collateral
(2)	8/1/2022	8/1/2023	LIBOR+3.10%	$3,531	4.95%	$189,750	$189,110	$370,866
(3)	8/20/2022	8/20/2024	LIBOR+3.50%	1,634	5.25%	168,673	167,655	218,213
(4)	3/21/2021	3/21/2023	LIBOR+2.75%	583	4.19%	27,682	27,682	49,994
(5)	9/9/2021	9/9/2024	LIBOR+5.60%	418	7.60%	46,724	46,645	114,299
(5)	9/9/2021	9/9/2024	LIBOR+11.70%	401	13.70%	44,855	44,780	109,729
(6)	9/9/2022	9/9/2024	LIBOR+9.75%	1,151	11.65%	64,849	64,490	64,986

	Total/Weighted Average		LIBOR+4.93%	$7,718	6.76%	$542,533	$540,362	$928,087

(1)	One-month LIBOR as of March 31, 2021 was 0.11%. Weighted average is based on outstanding principal as of March 31, 2021.
(2)	This financing has a LIBOR floor of 1.85%
(3)	This financing has a LIBOR floor of 1.75%
(4)	This financing has a LIBOR floor of 1.44%. This financing was modified on April 26, 2021, to extend the contractual maturity date to June 21, 2021.
(5)	This financing has a LIBOR floor of 2.00%
(6)	This financing has a LIBOR floor of 1.90%

The Company’s loan participations sold as of December 31, 2020 are summarized as follows (in thousands):

	Contractual Maturity Date	Maximum Extension Date	Stated Rate (1)	Financing Costs	Interest Rate	Par Value	Carrying Value	Carrying Value of Collateral
(2)	8/1/2022	8/1/2023	LIBOR+3.10%	$3,531	4.95%	$189,750	$188,995	$370,541
(3)	8/20/2022	8/20/2024	LIBOR+3.50%	1,634	5.25%	138,071	136,843	177,732
(4)	3/21/2021	3/21/2023	LIBOR+2.75%	583	4.19%	27,582	27,493	49,710
(5)	9/9/2021	9/9/2024	LIBOR+5.60%	418	7.60%	44,645	44,479	109,007
(5)	9/9/2021	9/9/2024	LIBOR+11.70%	401	13.70%	42,859	42,701	104,649
(6)	9/9/2022	9/9/2024	LIBOR+9.75%	1,151	11.65%	76,513	75,973	76,593

	Total/Weighted Average		LIBOR+5.09%	$7,718	6.93%	$519,420	$516,484	$888,232

(1)	One-month LIBOR as of December 31, 2020 was 0.14%. Weighted average is based on outstanding principal as of December 31, 2020.
(2)	This financing has a LIBOR floor of 1.85%
(3)	This financing has a LIBOR floor of 1.75%
(4)	This financing has a LIBOR floor of 1.44%
(5)	This financing has a LIBOR floor of 2.00%
(6)	This financing has a LIBOR floor of 1.90%

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

Notes Payable

The Company’s notes payable as of March 31, 2021 are summarized as follows (in thousands):

	Contractual Maturity Date	Maximum Extension Date	Stated Rate (1)	Financing Costs	Interest Rate	Par Value	Carrying Value	Carrying Value of Collateral
(2)	10/1/2021	1/4/2022	LIBOR+4.00%	$962	6.43%	$49,000	$48,833	$117,813
(3)	8/2/2022	8/2/2023	LIBOR+4.25%	1,641	4.75%	107,560	106,540	143,110
(4)	7/30/2021	7/30/2021	LIBOR+3.50%	745	5.35%	40,000	39,867	67,303
(5)	7/30/2021	7/30/2023	LIBOR+3.50%	977	4.90%	95,302	95,071	120,018
(6)	1/15/2022	1/15/2022	LIBOR+4.50%	291	5.50%	20,000	19,809	106,343

	Total/Weighted Average		LIBOR+3.90%	$4,616	5.18%	$311,862	$310,120	$554,587

(1)	One-month LIBOR as of March 31, 2021 was 0.11%. Weighted average is based on outstanding principal as of March 31, 2021.
(2)	This financing has a LIBOR floor of 2.43%.
(3)	This financing has a LIBOR floor of 0.50%.
(4)	This financing has a LIBOR floor of 1.85%.
(5)	This financing has a LIBOR floor of 1.40%.
(6)	This financing has a LIBOR floor of 1.00%. The Company has guaranteed a portion of this note payable. The Company’s maximum exposure is limited to $20,000,000.

The Company’s notes payable as of December 31, 2020 are summarized as follows (in thousands):

	Contractual Maturity Date	Maximum Extension Date	Stated Rate (1)	Financing Costs	Interest Rate	Par Value	Carrying Value	Carrying Value of Collateral
(2)	1/4/2021	4/1/2021	LIBOR+4.00%	$616	6.43%	$52,938	$52,938	$116,514
(3)	8/2/2022	8/2/2023	LIBOR+2.85%	1,527	4.50%	99,579	98,553	132,761
(4)	1/31/2021	7/30/2021	LIBOR+3.50%	544	5.35%	40,000	39,950	67,146
(5)	7/30/2021	7/30/2023	LIBOR+3.50%	977	4.90%	92,777	92,322	117,165
(6)	1/15/2022	1/15/2022	LIBOR+4.50%	291	5.50%	20,000	19,752	106,618

	Total/Weighted Average		LIBOR+3.44%	$3,955	5.13%	$305,294	$303,515	$540,204

(1)	One-month LIBOR as of December 31, 2020 was 0.14%. Weighted average is based on outstanding principal as of December 31, 2020.
(2)	This financing has a LIBOR floor of 2.43%.
(3)	This financing has a LIBOR floor of 1.65%.
(4)	This financing has a LIBOR floor of 1.85%.
(5)	This financing has a LIBOR floor of 1.40%.
(6)	This financing has a LIBOR floor of 1.00%. The Company has guaranteed a portion of this note payable. The Company’s maximum exposure is limited to $20,000,000.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

Secured Term Loan, Net

On August 9, 2019, the Company entered into a $450,000,000 secured term loan facility. On December 1, 2020, the secured term loan facility was modified to increase the aggregate principal amount by $325,000,000, increase the interest rate, and to increase the quarterly amortization payment. The secured term loan as of March 31, 2021 is summarized as follows (in thousands):

Contractual Maturity Date	Stated Rate (1)	Financing Costs	Interest Rate	Par Value	Carrying Value
(2)	LIBOR+5.00%	$25,743	6.00%	$766,609	$745,002

(1)	One-month LIBOR at March 31, 2021 was 0.11% The secured term loan has a LIBOR floor of 1.00%.
(2)	Maturity is earlier of August 9, 2026 or six months prior to the Company’s termination date, if applicable.

The secured term loan as of December 31, 2020 is summarized as follows (in thousands):

Contractual Maturity Date	Stated Rate (1)	Financing Costs	Interest Rate	Par Value	Carrying Value
(2)	LIBOR+5.00%	$25,742	6.00%	$768,554	$746,095

(1)	One-month LIBOR at December 31, 2020 was 0.14%. Following the modification on December 1, 2020, the secured term loan has a LIBOR floor of 1.00%.
(2)	Maturity is earlier of August 9, 2026 or six months prior to the Company’s termination date, if applicable.

The secured term loan is partially amortizing, with principal payments of $1,946,000 due in quarterly installments beginning on December 31, 2020.

Debt Related to Real Estate Owned

On February 8, 2021 the Company assumed a $300,000,000 securitized senior mortgage in connection with a UCC foreclosure on a portfolio of seven limited service hotels. As of March 31, 2021, the securitized senior mortgage remained in maturity default but was current on debt service. On June 2, 2021, the Company entered into an agreement to amend the securitized senior mortgage which included an extension of the maturity date.

The Company’s debt related to real estate owned is summarized as follows (in thousands):

Contractual Maturity Date	Stated Rate (1)	Financing Costs	Interest Rate	Par Value	Carrying Value
2/9/2021	LIBOR+2.72%	$—	3.47%	$300,000	$300,000

(1)	One-month LIBOR at March 31, 2021 was 0.11% This financing has a LIBOR floor of 0.75%.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

Interest Expense and Amortization

The following table summarizes the Company’s interest and amortization expense on secured financings, debt related to real estate owned and on the secured term loan for the three months ended March 31, 2021 and 2020 (in thousands):

	Three Months Ended
	March 31, 2021	March 31, 2020
Interest on secured financings	$29,702	$36,779
Interest on secured term loan	11,553	5,433
Interest on debt related to real estate owned	1,475	—
Amortization of financing costs	5,032	4,487

Total interest and related expense	$47,762	$46,699

6. Fair Value Measurements

ASC 820, “Fair Value Measurement and Disclosures” establishes a framework for measuring fair value as well as disclosures about fair value measurements. It emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use when pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, the standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability other than quoted prices, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement fall is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

Financial Instruments Not Reported at Fair Value

The carrying value and estimated fair value of financial instruments not recorded at fair value on a recurring basis but required to be disclosed at fair value were as follows (in thousands):

	March 31, 2021
				Fair value hierarchy level
	Carrying Value	Par Value	Fair Value	Level 1	Level 2	Level 3
Loans receivable held-for-investment, net	$6,048,342	$6,138,742	$6,152,637	$—	$—	$6,152,637
Interests in loans receivable held-for- investment, net	369,615	370,309	371,616	—	—	371,616
Repurchase agreements	2,710,098	2,710,098	2,697,031	—	—	2,697,031
Loan participations sold, net	540,362	542,533	549,084	—	—	549,084
Notes payable, net	310,120	311,862	316,559	—	—	316,559
Secured term loan, net	745,002	766,609	789,355	—	—	789,355
Debt related to real estate owned	300,000	300,000	300,000	—	—	300,000

	December 31, 2020
				Fair value hierarchy level
	Carrying Value	Par Value	Fair Value	Level 1	Level 2	Level 3
Loans receivable held-for-investment, net	$6,125,825	$6,152,331	$6,155,526	$—	$—	$6,155,526
Interests in loans receivable held-for- investment, net	338,270	338,957	338,695	—	—	338,695
Repurchase agreements	2,685,203	2,685,203	2,668,464	—	—	2,668,464
Loan participations sold, net	516,484	519,420	524,010	—	—	524,010
Notes payable, net	303,515	305,294	308,069	—	—	308,069
Secured term loan, net	746,095	768,554	769,949	—	—	769,949

7. Redeemable Interests

Pursuant to a side letter with a stockholder, the stockholder has the right to require the Company to repurchase the stockholder’s 14,613,968 shares of common stock between January 8, 2020 and February 7, 2020 and on each subsequent anniversary of this period. If this option is exercised, the Company is required to repurchase such shares at a price based on the book value per share of all the outstanding common shares of the Company, including the common shares subject to this redemption feature, within the following 18 months, which may be extended an additional six months if the Company’s board of directors determines that making such repurchase cannot be accomplished due to material and adverse market conditions. In no event shall the Company be required to obtain funds to make such repurchase by liquidating any investments at a price below the then-outstanding principal balance, nor shall the repurchases cause the Company to be unable to make dividend distributions required to satisfy REIT requirements. This right expires if unused, or upon an initial public offering. The stockholder did not exercise its right to require the Company to repurchase its shares during the period from January 8, 2021 to February 7, 2021.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

The shares are presented as redeemable common stock on the consolidated balance sheets at the redemption value, as the stockholder’s right is outside the control of the Company. The Company has determined the redemption is exercisable and at each reporting period recognizes an adjustment to the additional paid in capital through accretion of redeemable common stock to record the redeemable common stock at its redemption value.

8. Equity

Common Stock

The Company charter provides for the issuance of up to 500,000,000 shares of common stock with a par value of $0.01 per share. The Company had 265,697,446 common shares issued and outstanding which includes 14,613,968 shares of redeemable common stock as of March 31, 2021 and December 31, 2020.

The following table provides a summary of the number of common shares issued and outstanding at March 31, 2021, including redeemable common stock, and average price per share since inception:

Period	Number of Shares Issued (1)	Average Price Per Share
2015	18,500,000	$9.93
Q2 2016	8,550,000	10.00
Q3 2016	14,613,968	9.58
Q4 2016	8,000,000	10.00
Q1 2017	20,310,000	10.00
Q3 2017	13,900,500	10.00
Q4 2017	34,306,908	9.98
Q1 2018	2,731,610	10.00
Q2 2018	38,903,168	9.96
Q3 2018	41,067,152	9.84
Q4 2018	3,190,500	10.00
Q1 2019	6,201,500	10.00
Q2 2019	17,304,556	9.88
Q3 2019	2,196,700	10.00
Q4 2019	28,920,884	9.83
Q1 2020	7,000,000	10.00

Total/Weighted Average	265,697,446	$9.91

(1)	Number of shares excludes 1,169,538 of fully vested RSUs.

Preferred Stock

The Company charter also provides for the issuance of up to 10,000,000 shares of preferred stock with a par value of $0.01 per share. The Company had issued 125 preferred shares as of March 31, 2021 and December 31, 2020. All preferred shares have been issued at a price of $1,000 per share and are entitled to a 12.5% cash dividend, paid semi-annually.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

Dividends

The following table details the Company’s dividend activity for common, redeemable common, vested restricted stock units and preferred stock (in thousands, except per share data):

	For the Quarter Ended
	March 31, 2021
	Amount	Per Share
Dividends declared - common stock, redeemable common stock and vested restricted stock units	$50,000	$0.19
Dividends declared - preferred stock	$4	$0.03

Record Date - common stock, redeemable common stock and vested restricted stock units	March 19, 2021
Payment Date - common stock, redeemable common stock and vested restricted stock units	April 1, 2021

	For the Quarter Ended
	March 31, 2020
	Amount	Per Share
Dividends declared - common stock, redeemable common stock and vested restricted stock units	$56,000	$0.22
Dividends declared - preferred stock (1)	$8	$0.03

Record Date - common stock, redeemable common stock and vested restricted stock units	March 4, 2020
Payment Date - common stock, redeemable common stock and vested restricted stock units	April 2, 2020

(1)	Includes 125 preferred units issued at a price of $1,000 per unit and entitled to a 12.5% dividend paid semi-annually that were redeemed on December 29, 2020 at a price of $1,000 per unit.

9. Earnings per Share

Basic earnings per share (“EPS”) is calculated by dividing the Company’s net income by the weighted average number of shares of common stock and redeemable common stock outstanding during each period using the two-class method. Diluted EPS is calculated by dividing net income by the weighted average number of shares of common stock and redeemable common stock outstanding plus the additional dilutive effect of common stock equivalents during each period using the treasury stock method.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

As of March 31, 2021 and 2020 there were no dilutive securities affiliated with the Company. As a result, basic and diluted EPS are the same. The calculation of basic and diluted EPS is as follows (in thousands, except for share and per share data):

	Three Months Ended
	March 31, 2021	March 31, 2020
Net income attributable to Claros Mortgage Trust, Inc. common stockholders and redeemable common stockholders	$58,608	$53,402

Basic weighted average number of common stock and redeemable common stock outstanding (1)	267,218,261	261,452,446

Diluted weighted average number of common stock and redeemable common stock outstanding (1)	267,218,261	261,452,446

Net income per share of common stock and redeemable stock, basic and diluted	$0.22	$0.20

(1)	Amounts include fully vested RSUs, which includes 1,169,538 and 1,755,000 common stock underlying vested RSUs at March 31, 2021 and 2020, respectively.

10. Related Party Transactions

The activities of the Company are managed by the Manager. Pursuant to the terms of the Management Agreement, the Manager is responsible for originating investment opportunities, providing asset management services and administering the day-to-day operations of the Company. The Manager is entitled to receive a management fee, an incentive fee and a termination fee as defined below.

The following table summarizes the Company’s management and incentive fees (in thousands):

	Three Months Ended
	March 31, 2021	March 31, 2020
Management fees	$9,626	$9,522
Incentive fees	—	2,296

Total	$9,626	$11,818

Management Fees

Effective October 1, 2015, the Manager earns a base management fee in an amount equal to 1.50% per annum of Stockholders’ Equity. Management fees are reduced by the Company’s pro rata share of any management fees and incentive fees (if incentive fees are not incurred by the Company) paid to the Manager by CMTG/TT. Management fees are paid quarterly, in arrears. Management fees of $9,626,000 and $9,849,000 were accrued and were included in management fee payable – affiliate, in the consolidated balance sheets at March 31, 2021 and December 31, 2020.

Incentive Fees

The Manager is entitled to an incentive fee equal to 20% of the excess of the Company’s Core Earnings on a rolling four-quarter basis, as defined in the Management Agreement, over a 7.00% return on Stockholders’ Equity, as defined in the Management Agreement of the Company. Incentive fees are reduced by the Company’s pro rata share of any incentive fees paid to the Manager by CMTG/TT.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

The Manager is entitled to an incentive fee equal to 3.33% of the excess of CMTG/TT’s Core Earnings on a rolling four-quarter basis, as defined in the Management Agreement, over a 7.00% return on Unitholders’ Equity of CMTG/TT.

Incentive fees of $0 and $187,000 were accrued and were included in Incentive fee payable – affiliate on the consolidated balance sheets at March 31, 2021 and December 31, 2020, respectively.

Termination Fees

If the Company elects to terminate the Management Agreement, the Company is required to pay the Manager a termination fee equal to three times the sum of the average total annual amount of management fees paid by the Company over the prior two years and the average annual incentive fee paid by the Company over the prior two years.

Reimbursable Expenses

The Manager is entitled to reimbursement of all documented expenses incurred on behalf of the Company, to the extent that such costs and expenses are specifically contemplated by, and do not exceed the amount contemplated therefore in the annual budget. The agreement specifically references expenses incurred by the Manager for travel and other out-of-pocket expenses incurred on behalf of the Company in connection with the origination, purchase, financing, refinancing, sale or other disposition of loans or any securities offering.

There were no reimbursable expenses incurred for the three months ended March 31, 2021 and 2020.

11. Equity Compensation

The Company is externally managed and does not currently have any employees. On March 30, 2016, the Company adopted the 2016 Incentive Award Plan (the “Plan”) to promote the success and enhance the value of the Company by linking the individual interests of employees of the Manager and its affiliates to those of the Company’s stockholders. The maximum number of shares that may be issued under the Plan is equal 7.5% of the Company’s shares issued prior to an initial public offering.

On April 4, 2019, the Board granted 1,755,000 time-based RSUs which immediately became vested. Dividend equivalent payments accrued as if those shares were outstanding for all dividends declared during the period beginning August 25, 2015. The fair value of time-based RSUs was recognized immediately. The fair value of the 1,755,000 RSUs was determined to be $10.00 per share on the grant date based on the Company’s recent share issuances. During the three months ended March 31, 2021, 585,462 time-based RSU’s were forfeited prior to their delivery, resulting in the reversal of $5,855,000 of previously recognized equity compensation expense which is included as other income in the consolidated statements of operations.

On April 4, 2019, the Board granted 3,245,000 performance-based RSUs of which 0% to 100% will vest at the conclusion of a three-year performance period commencing on January 1, 2019, at varying levels, if the Company achieves a minimum cumulative Total Stockholder Return Percentage in excess of 18% over that period. Total Stockholder Return Percentage is equal to the quotient of (i) the sum of (A) the tangible net book value per common share as of December 31, 2021 less $9.92 and (B) the aggregate amount of dividends paid with respect to common stock during the performance period, (ii) and $9.92, calculated on a fully diluted basis. Dividend equivalents will accrue and be paid to participants at the conclusion of the performance period based on the number of RSUs that are vested. The fair value of the 3,245,000 performance-based RSUs was determined to

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

be $10.00 per share on the grant date based on the Company’s share issuances around that time. In the event that a change in control or an initial public offering (“IPO”) occurs prior to the completion of the performance period, the RSUs will immediately vest prior to such change in control or IPO and dividend equivalents will become payable.

The Company recognizes equity compensation expense for the performance-based RSUs if and when the Company concludes that it is probable that the performance condition will be achieved. The Company reassesses the probability of vesting at each reporting period for these awards and adjusts compensation expense based on its probability assessment. The Company will recognize a cumulative catch up adjustment to amounts previously recognized for changes in its probability assessment in the current reporting period. The Company has elected to recognize the effect of forfeitures in compensation expense as they occur.

For the three months ended March 31, 2021, the Company recognized a net reversal of previously recognized compensation expense of $1,642,000 relating to the performance-based RSU’s, primarily due to the forfeiture of 1,025,000 RSU’s, offset in part, by the impact of the expense recognized on shares that were not forfeited. For the three months ended March 31, 2020 the Company recognized $2,451,000 in equity compensation expense related to the performance-based RSU’s. Equity compensation expense is considered non-cash compensation expense for the three months ended March 31, 2021 and 2020.

The following table details the RSU activity during the three months ended March 31, 2021 and 2020 (in thousands):

	Time-based Restricted Stock Units		Performance-based Restricted Stock Units
	Number of Restricted Shares	Weighted-Average Grant Date Fair Value Per Share	Number of Restricted Shares	Weighted-Average Grant Date Fair Value Per Share
Unvested, December 31, 2020	—	$—	3,245	$10.00
Granted	—	—	—	—
Forfeited/cancelled	—	—	(1,025)	$10.00
Vested	—	—	—	—

Unvested, March 31, 2021	—	$—	2,220	$10.00

	Time-based Restricted Stock Units		Performance-based Restricted Stock Units
	Number of Restricted Shares	Weighted-Average Grant Date Fair Value Per Share	Number of Restricted Shares	Weighted-Average Grant Date Fair Value Per Share
Unvested, December 31, 2019	—	$—	3,245	$10.00
Granted	—	—	—	—
Vested	—	—	—	—

Unvested, March 31, 2020	—	$—	3,245	$10.00

12. Income Taxes

The Company accounts for uncertain tax positions according to GAAP. This guidance prescribes a comprehensive model for how an entity should recognize, measure, present and disclose in its financial statements uncertain tax positions that an entity has taken or expects to take on a tax return. As of March 31, 2021 and December 31, 2020, the Company has not recorded any amounts for uncertain tax positions.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

The Company has elected to be taxed as a REIT and intends to operate in a manner enabling it to maintain its tax status as a REIT. As a result, the Company generally will not be subject to federal income tax on that portion of its income that it distributes to stockholders if it distributes at least 90% of REIT taxable income to its stockholders, determined without regard to the deduction for dividends paid and excluding net capital gains and activity conducted within the Company’s taxable REIT subsidiary (“TRS”), and complies with certain other requirements to qualify as a REIT. Since Commencement of Operations, the Company was in compliance with all REIT requirements and the Company plans to continue to operate so that it meets the requirements for taxation as a REIT, therefore, other than amounts relating to the Company’s TRS as described below, the Company has not provided for current income tax expense related to the Company’s REIT taxable income for the three months ended March 31, 2021 and 2020, respectively. Additionally, no provision has been made for federal or state income taxes in the accompanying financial statements, as the Company believes it has met the prescribed requisite requirements.

The Company’s real estate owned is held in a TRS. The Company’s TRS is not consolidated for U.S. federal income tax purposes and is taxed separately as a corporation. For financial reporting purposes, a provision or benefit for current and deferred taxes is established for the portion of earnings or expense recognized by the Company with respect to its TRS. The Company did not record a current income tax expense or benefit for the three months ended March 31, 2021 and 2020. The Company recognized a deferred income tax benefit of $4,179,000 during the three months ended March 31, 2021. No deferred income tax benefit or expense was recorded during the three months ended March 31, 2020.

As of March 31, 2021, the Company recorded a $4,179,000 deferred tax asset, which is included in other assets in the Company’s consolidated balance sheets. The Company did not have a deferred tax asset or deferred tax liability at December 31, 2020. The Company believes it is more likely than not that the deferred tax asset will be realized in the future.

For the three months ended March 31, 2021, the TRS’s Federal statutory income tax rate was 21.00% and 15.35% for state and local income tax purposes. For the three months ended March 31, 2021, the TRS’s effective income tax rate was 33.13%.

The components of the provision for income taxes consists of the following (in thousands):

March 31, 2021
Deferred tax asset:
Federal	$2,243
State and local	1,936

Income tax benefit	$4,179

The components of the Company’s deferred tax assets are as follows (in thousands):

March 31, 2021
Temporary tax basis difference in real estate owned	$3,723
Net operating loss carryforward	456

$4,179

The TRS had a net operating loss (“NOL”) in the amount of $1,375,000 for the three months ended March 31, 2021 which has been reflected in the deferred tax asset recorded by the Company. The Company

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

expects that the TRS’ NOL will be fully utilized in future periods. The NOL could be carried forward indefinitely for federal income tax purposes and for a period of 20 years for state and local purposes.

The Company’s tax returns are subject to audit by taxing authorities. The Company’s tax years 2017 – 2020 remain open to examination by major taxing jurisdictions to which the Company is subject to taxes.

13. Commitments and Contingencies

The Company holds a 51% interest in CMTG/TT as a result of committing to invest $124,898,000 in CMTG/TT. Distributions representing repayment proceeds from CMTG/TT’s loans may be recalled by CMTG/TT at a price of $10.00 per Common Unit, if the repayment occurred at least six months prior to the loan’s initial maturity date. As of March 31, 2021 and December 31, 2020, the Company had contributed $160,466,000 and $159,533,000, respectively to CMTG/TT and has received return of capital distributions of $123,170,000, of which $111,053,000 were recallable. As of March 31, 2021 and December 31, 2020, CMTG’s remaining capital commitment to CMTG/TT was $75,485,000 and $76,418,000 respectively.

The Company has a capital commitment of $1,131,000 to CMTG TT Participation Investor, LP (“CMTG TT Participation”), a Delaware limited partnership formed for the purpose of participating in future investments made by the Company for which the projected equity required exceeds $100,000,000. The general partner of CMTG TT Participation is CMTG TT Participation Investor GP, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company. As of March 31, 2021, CMTG TT Participation had not commenced operations.

As of March 31, 2021 and December 31, 2020, the Company had unfunded loan commitments of $1,307,431,000 and $1,373,553,000 relating to 51 and 52 loans receivable and interests in loans receivable, respectively, which amounts will generally be funded to finance lease-related or capital expenditures by the Company’s borrowers, subject to borrowers achieving certain conditions precedent to such funding. These future commitments will expire over the remaining term of the loans, none of which exceed five years.

As of March 31, 2021 and December 31, 2020, the Company had $554,504,000 and $650,920,000, of approved but undrawn capacity on existing secured financing commitments, which may be drawn subject to certain conditions.

The Company’s contractual payments under all borrowings by maturity were as follows as of March 31, 2021 (in thousands):

Year	Amount
2021	1,417,772
2022	1,759,734
2023	273,501
2024	442,672
2025	7,783
Thereafter	729,640

$4,631,102

The Company has provided a contingent guaranty relating to a note payable financing which requires the Company to fund equity sufficient to complete the borrower’s business plan in the event that the borrower defaults on its loan obligations. At March 31, 2021 and December 31, 2020, the estimated equity required to complete the borrower’s business plan was $0 and $2,618,000, respectively.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

On two separate occasions, the Company entered into arrangements with borrowers whereby the Company may advance additional funds on existing loans in excess of the primary mortgage and mezzanine loan commitment amounts, at interest rates which exceed the rate stated in the underlying mortgage or mezzanine loan. As of March 31, 2021 and December 31, 2020, the Company had commitments of $55,000,000 and $50,000,000 resulting from such arrangements, of which $50,000,000 has a contractual maturity date on August 20, 2022 and $5,000,000 has a contractual maturity date on July 24, 2023. No amounts have been drawn under these arrangements as of March 31, 2021 and December 31, 2020.

In the normal course of business, the Company may enter into contracts that contain a variety of representations and provide for general indemnifications. The Company’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The full impact of COVID-19 on the global economy and the Company’s business is uncertain. As of March 31, 2021, no contingencies have been recorded on the Company’s consolidated balance sheets as a result of COVID-19, however as the global pandemic continues and the economic implications become better known, it may have long-term impacts on the Company’s financial condition, results of operations, and cash flows. Refer to Note 2 for further discussion of COVID-19.

14. Segment Reporting

The Company has determined that it has one reportable segment. The loan segment includes loans receivable and interests in loans receivable.

Claros Mortgage Trust, Inc.

Notes to Consolidated Financial Statements

(unaudited)

The Company evaluates performance based on the following financial measures (in thousands):

Three months ended March 31, 2021	Loans	Other	Total
Interest and related income	$105,803	$—	$105,803
Less: interest and related expense	46,287	1,475	47,762

Net interest income	59,516	(1,475)	58,041
Revenue from real estate owned	—	1,051	1,051

Total revenue	59,516	(424)	59,092

Management fees - affiliate	$—	$9,626	$9,626
Incentive fees - affiliate	—	—	—
Equity compensation	—	(1,642)	(1,642)
General and administrative expenses	—	1,317	1,317
Expenses from real estate owned	—	2,865	2,865

Total expenses	$—	$12,166	$12,166

Gain on foreclosure of real estate owned	—	1,430	1,430
Other income	—	5,855	5,855
Reversal of current expected credit loss reserve	185	—	185

Income before income taxes	59,701	(5,305)	54,396

Income tax benefit	—	4,179	4,179

Segment income	$59,701	$(1,126)	$58,575

Total Assets as of March 31, 2021	$6,818,301	$432,987	$7,251,288

Three months ended March 31, 2020	Loans	Other	Total
Interest and related income	$116,664	$—	$116,664
Less: interest and related expense	46,699	—	46,699

Net interest income	69,965	—	69,965

Management fees - affiliate	$—	$9,522	$9,522
Incentive fees - affiliate	—	2,296	2,296
Equity compensation	—	2,451	2,451
General and administrative expenses	—	912	912
Expenses from real estate owned	—	—	—

Total expenses	$—	$15,181	$15,181

Segment income	$69,965	$(15,181)	$54,784

Total Assets as of December 31, 2020	$6,952,543	$—	$6,952,543

15. Subsequent Events

The Company has evaluated subsequent events after the balance sheet date through June 25, 2021, the date the financial statements were issued and noted the following:

On June 2, 2021, the Company entered into an agreement to amend the debt related to real estate owned which included an extension of the contractual maturity date to February 9, 2024.

Until                 , 2021 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

            Shares

Common Stock

PROSPECTUS

Morgan Stanley

J.P. Morgan

                     , 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The following table shows the fees and expenses, other than the underwriting discount, to be paid by us in connection with the sale and distribution of the securities being registered hereby. All amounts except the SEC registration fee are estimated.

SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent’s fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 32. Sales to Special Parties.

Not applicable.

Item 33. Recent Sales of Unregistered Securities.

During the three years preceding the filing of this registration statement on Form S-11, we have issued the following unregistered securities:

(a) Issuance of Common Stock Pursuant to a Private Placement

We completed a private placement offering of shares of our common stock to certain “qualified purchasers” as such term is defined in Section 2(a)(51) of the Investment Company Act of 1940, as amended, or the 1940 Act and “accredited investors,” as defined in Rule 501 of Regulation D under the Securities Act, as described below:

•

In the second quarter of 2018, we issued 38,903,168 shares of common stock for an aggregate purchase price of $387,305,000. In connection with these issuances, we paid aggregate placement agent fees of $4,013,600 to unaffiliated third parties.

•

In the third quarter of 2018, we issued 41,067,152 shares of common stock for an aggregate purchase price of $404,010,003.50. In connection with these issuances, we paid aggregate placement agent fees of $2,005,625 to unaffiliated third parties.

•

In the fourth quarter of 2018, we issued 3,190,500 shares of common stock for an aggregate purchase price of $31,905,000. In connection with these issuances, we paid aggregate placement agent fees of $78,000 to an unaffiliated third party.

•	In the first quarter of 2019, we issued 6,201,500 shares of common stock for an aggregate purchase price of $62,015,000.

•

In the second quarter of 2019, we issued 17,304,556 shares of common stock for an aggregate purchase price of $170,942,987.50. In connection with these issuances, we paid aggregate placement agent fees of $1,812,000 to unaffiliated third parties.

•	In the third quarter of 2019, we issued 2,196,700 shares of common stock for an aggregate purchase price of $21,967,000.

•

In the fourth quarter of 2019, we issued 28,920,884 shares of common stock for an aggregate purchase price of $284,169,980. In connection with this issuance, we paid aggregate placement agent fees of $2,496,449.49 to unaffiliated third parties.

•	In the first quarter of 2020, we issued 7,000,000 shares of common stock for an aggregate purchase price of $70,000,000.

In conducting this private placement, we relied upon the exemption from registration provided by Rule 506(b) of Regulation D under the Securities Act.

(b) Grants of Restricted Stock Units

On April 4, 2019, we issued 5,000,000 restricted stock units to certain of our Sponsor’s principals and senior management and other related parties under our 2016 Incentive Award Plan. The restricted stock units were issued pursuant to written compensatory plans or arrangements in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

Item 34. Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from: (i) actual receipt of an improper benefit or profit in money, property or services; or (ii) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Our charter authorizes us to obligate ourselves and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of the Company and at our request, serves or has served as a director, officer, trustee, member, manager or partner of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity. Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company.

The rights to indemnification and advancement of expenses provided by our charter and bylaws shall vest immediately upon an individual’s election as a director or officer of ours.

The MGCL requires us (unless our charter provides otherwise, which it does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party to, or witness in, by reason of their service in those or other capacities unless it is established that: (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services, or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of: (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation, and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the appropriate standard of conduct was not met.

We intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Maryland law and our charter and bylaws against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they may be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable. The indemnification provided under the indemnification agreements will not be exclusive of any other indemnity rights.

In addition, our directors and officers are indemnified for specified liabilities and expenses pursuant to the organizational documents of certain of our subsidiaries.

Furthermore, our officers and directors will be indemnified against specified liabilities by the underwriters, and the underwriters will be indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See “Underwriting.”

Item 35. Treatment of Proceeds from Stock Being Registered.

None of the proceeds of this offering will be credited to an account other than the appropriate capital share account.

Item 36. Financial Statements and Exhibits.

(a) Financial Statements. See page F-1 for an index to the financial statements included in the registration statement.

(b) Exhibits. The following is a complete list of exhibits filed as part of the registration statement, which are incorporated herein:

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

3.1**	Articles of Amendment and Restatement, dated August 25, 2015

3.2**	Articles Supplementary, dated January 25, 2016

3.3**	Articles of Amendment, dated October 27, 2016

3.4**	Articles of Amendment, dated February 6, 2017

3.5**	Articles of Amendment, dated October 9, 2018

3.6*	Amended and Restated Bylaws (currently in effect)

3.7*	Amended and Restated Bylaws (to be effective upon IPO)

4.1*	Specimen Common Stock Certificate of Claros Mortgage Trust, Inc.

5.1*	Opinion of Venable LLP (including consent of such firm)

8.1*	Tax Opinion of Latham & Watkins LLP (including consent of such firm)

10.1**	Amended and Restated Management Agreement of Claros Mortgage Trust, Inc. between Claros Mortgage Trust, Inc. and Claros REIT Management LP, dated July 8, 2016

10.2**†	Claros Mortgage Trust, Inc. 2016 Incentive Award Plan

10.3*†	Form of Performance-Based Restricted Stock Unit Award Agreement

10.4*†	Form of Time-Based Restricted Stock Unit Award Agreement

10.5*	Form of Indemnification Agreement with directors and certain officers

10.6**	Registration Rights Agreement between Claros Mortgage Trust, Inc. and Claros REIT Holdings LP, dated July 8, 2016

10.7**	Amended and Restated Registration Rights Agreement between Claros Mortgage Trust, Inc. and CMTG Investor, L.P., dated July 8, 2016

10.8**	Registration Rights Agreement between Claros Mortgage Trust, Inc. and Fuyou Investment Management Limited, dated July 8, 2016

10.9**	Registration Rights Agreement between Claros Mortgage Trust, Inc. and Delta Master Trust, dated January 17, 2017

10.10**	Registration Rights Agreement between Claros Mortgage Trust, Inc. and Beaverhead Capital, LLC, dated May 15, 2018

10.11*	Stockholders’ Agreement between Claros REIT Holdings LP and Fuyou Investment Management Limited, dated as of July 8, 2016

10.12*	Amendment to Stockholders’ Agreement between Claros REIT Holdings, LP, and Fuyou Investment Management Limited, dated January 5, 2018

10.13**	Master Repurchase and Securities Contract Agreement, by and between Morgan Stanley Bank, N.A. and CMTG MS Finance LLC, dated as of January 26, 2017

10.14**	First Amendment to Master Repurchase and Securities Contract Agreement, by and between Morgan Stanley Bank, N.A. and CMTG MS Finance LLC, dated as of June 26, 2018

10.15**	Second Amendment to Master Repurchase and Securities Contract Agreement, by and between Morgan Stanley Bank, N.A. and CMTG MS Finance LLC, dated as of March 13, 2019

Exhibit Number	Exhibit Description

10.16**	Third Amendment to Master Repurchase and Securities Contract Agreement, by and between Morgan Stanley Bank, N.A. and CMTG MS Finance LLC, dated as of November 1, 2019

10.17**	Fourth Amendment to Master Repurchase and Securities Contract Agreement, by and between Morgan Stanley Bank, N.A. and CMTG MS Finance LLC, dated as of February 3, 2020

10.18**	Fifth Amendment to Master Repurchase and Securities Contract Agreement, by and between Morgan Stanley Bank, N.A. and CMTG MS Finance LLC, dated as of February 21, 2020

10.19**	Sixth Amendment to Master Repurchase and Securities Contract Agreement, by and between Morgan Stanley Bank, N.A. and CMTG MS Finance LLC, dated as of March 17, 2020

10.20**	Seventh Amendment to Master Repurchase and Securities Contract Agreement, by and between Morgan Stanley Bank, N.A. and CMTG MS Finance LLC, dated as of April 10, 2020

10.21	Eighth Amendment to Master Repurchase and Securities Contract Agreement, by and between Morgan Stanley Bank, N.A. and CMTG MS Finance LLC, dated as of January 29, 2021

10.22**	Guaranty made by Claros Mortgage Trust, Inc. in favor of Morgan Stanley Bank, N. A., dated as of January 26, 2017

10.23**	Master Repurchase and Securities Contract Agreement by and between CMTG GS Finance LLC and Goldman Sachs Bank USA, dated as of May 31, 2017

10.24**	First Amendment to Master Repurchase and Securities Contract Agreement by and between Goldman Sachs Bank USA and CMTG GS Finance LLC, dated as of May 29, 2018

10.25**	Second Amendment to Master Repurchase and Securities Contract Agreement by and between Goldman Sachs Bank USA and CMTG GS Finance LLC, dated as of August 31, 2018

10.26**	Third Amendment to Master Repurchase and Securities Contract Agreement and First Amendment to Guarantee Agreement by and among Goldman Sachs Bank USA, CMTG GS Finance LLC and Claros Mortgage Trust, Inc., dated as of March 12, 2019

10.27**	Fourth Amendment to Master Repurchase and Securities Contract Agreement by and between Goldman Sachs Bank USA and CMTG GS Finance LLC, dated as of May 1, 2019

10.28**	Fifth Amendment to Master Repurchase and Securities Contract Agreement by and between Goldman Sachs Bank USA and CMTG GS Finance LLC, dated as of October 30, 2019

10.29**	Sixth Amendment to Master Repurchase and Securities Contract Agreement by and between Goldman Sachs Bank USA and CMTG GS Finance LLC, dated as of April 15, 2020

10.30**	Forbearance Agreement and Seventh Amendment to Master Repurchase and Securities Contract Agreement, by and among CMTG GS Finance LLC, Claros Mortgage Trust, Inc. and Goldman Sachs Bank USA, dated as of June 11, 2020

10.31**	Guarantee Agreement made by Claros Mortgage Trust, Inc. in favor of Goldman Sachs Banks USA, dated as of May 31, 2017

10.32**	Master Repurchase Agreement by and between Barclays Bank PLC and CMTG BB Finance LLC, dated as of December 21, 2018

10.33**	First Amendment to Master Repurchase Agreement by and between Barclays Bank PLC and CMTG BB Finance LLC, dated as of October 31, 2019

10.34**	Omnibus Amendment by and between CMTG BB Finance LLC and Barclays Bank PLC, dated as of February 27, 2020

10.35**	Guaranty made by Claros Mortgage Trust, Inc. in favor of Barclays Bank PLC, dated as of December 21, 2018

Exhibit Number	Exhibit Description

10.36**	Master Repurchase Agreement and Securities Contract by and between CMTG SG Finance LLC and Société Générale, New York Branch, dated as of April 30, 2018

10.37**	Guaranty made by Claros Mortgage Trust, Inc. in favor of Société Générale, New York Branch, dated as of April 30, 2018

10.38**	Uncommitted Master Repurchase Agreement between CMTG JP Finance LLC and JPMorgan Chase Bank, National Association, dated as of June 29, 2018

10.39**	Amendment No. 1 to Master Repurchase Agreement by and between CMTG JP Finance LLC and JPMorgan Chase Bank, National Association, dated as of August 7, 2018

10.40**	Amendment No. 2 to Master Repurchase Agreement by and between CMTG JP Finance LLC and JPMorgan Chase Bank, National Association, dated as of February 15, 2019

10.41**	Amendment No. 3 to Master Repurchase Agreement by and between CMTG JP Finance LLC and JPMorgan Chase Bank, National Association, dated as of October 2, 2019

10.42**	Amendment No. 4 to Master Repurchase Agreement by and between CMTG JP Finance LLC and JPMorgan Chase Bank, National Association, dated as of February 18, 2020

10.43	Amendment No. 5 to Master Repurchase Agreement by and between CMTG JP Finance LLC and JPMorgan Chase Bank, National Association, dated as of March 31, 2021

10.44**	Guarantee Agreement made by Claros Mortgage Trust, Inc. in favor of JPMorgan Chase Bank, National Association, dated as of June 29, 2018

10.45**	Master Repurchase Agreement between CMTG DB Finance LLC and Deutsche Bank AG, Cayman Islands Branch, dated as of June 26, 2019

10.46**	Extension Letter to Master Repurchase Agreement between CMTG DB Finance LLC and Deutsche Bank AG, Cayman Islands Branch, dated as of May 7, 2020

10.47**	Guaranty made by Claros Mortgage Trust, Inc. in favor of Deutsche Bank AG, Cayman Islands Branch, dated as of June 26, 2019

10.48**	Term Loan Credit Agreement between Claros Mortgage Trust, Inc. and JPMorgan Chase Bank, N.A., dated as of August 9, 2019

10.49**	Loan Guaranty by and among the subsidiary guarantors named therein and JPMorgan Chase Bank, N.A., dated as of August 9, 2019

10.50	Amendment No. 1 to Loan Guaranty by and among the subsidiary guarantors named therein and JPMorgan Chase Bank, N.A., dated as of December 1, 2020

10.51**	Pledge and Security Agreement by and among Claros Mortgage Trust, Inc., the subsidiary guarantors named therein and JPMorgan Chase Bank, N.A., dated as of August 9, 2019

21.1*	Subsidiaries of Claros Mortgage Trust, Inc.

23.1*	Consent of Venable LLP (included in Exhibit 5.1)

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 8.1)

23.3*	Consent of PricewaterhouseCoopers LLP

24.1*	Power of Attorney (included on the signature page to the registration statement)

*	To be filed by amendment
**	Previously filed
†	Indicates a management contract or compensatory plan or arrangement

Item 37. Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on                      , 20    .

Claros Mortgage Trust, Inc.

By:

Name:
Title:

POWER OF ATTORNEY

Know all men by these presents, that each person whose signature appears below hereby constitutes and appoints             ,             and            , and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this registration statement and any or all amendments, including post-effective amendments to the registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

Richard Mack	Chief Executive Officer and Director (Principal Executive Officer)	, 20

Michael McGillis	President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	, 20

Steven L. Richman	Director	, 20

Andrew Silberstein	Director	, 20

David Haltiner	Director	, 20